As filed with the Securities and Exchange Commission on October 3, 1996

                                                    Registration No. 333-
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          --------------------------

                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          --------------------------

                            SFX BROADCASTING, INC.
            (Exact Name of Registrant as Specified in its Charter)


          DELAWARE                              4832                                       13-3649750
 (State or Other Jurisdiction        (Primary Standard Industrial                      (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)                    Identification Number)

                          --------------------------


                       150 EAST 58TH STREET, 19TH FLOOR
                           NEW YORK, NEW YORK 10155
                                (212) 407-9191
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)

                          --------------------------


                             ROBERT F.X. SILLERMAN
                              EXECUTIVE CHAIRMAN
                       150 EAST 58TH STREET, 19TH FLOOR
                           NEW YORK, NEW YORK 10155
                                (212) 407-9191
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                          --------------------------


                                With copies to:

    HOWARD M. BERKOWER, ESQ.              HERSCHEL S. WEINSTEIN, ESQ.
       BAKER & MCKENZIE           DORNBUSH MENSCH MANDELSTAM & SCHAEFFER, LLP
       805 THIRD AVENUE                       747 THIRD AVENUE
   NEW YORK, NEW YORK  10022              NEW YORK, NEW YORK 10022
       (212) 751-5700                         (212) 759-3300
                          --------------------------


      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and at consummation of the merger contemplated by the Amended and Restated Agreement and Plan of Merger dated as of April 15, 1996, as amended, attached as Appendix B to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

      If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
                          --------------------------


                                                    CALCULATION OF REGISTRATION FEE

================================== ======================== ========================= ======================= ====================
                                                                 Proposed Maximum         Proposed Maximum
      TITLE OF EACH CLASS                 Amount to be            Offering Price              Aggregate             Amount of
OF SECURITIES TO BE REGISTERED             Registered                Per Unit              Offering Price        Registration Fee
----------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value,
      of SFX Broadcasting, Inc. (1)   3,516,450 shares(1)                --  (2)           $63,024,846(2)           $5,559(3)
================================== ======================== ========================= ======================= ====================

---------------------

(1)     The maximum number of shares of Common Stock (which can be either Class A Common Stock or Class B Common Stock)
        of SFX Broadcasting, Inc. ("SFX") that may be offered in connection with the Merger (as defined in the Joint Proxy
        Statement/Prospectus), including (a) the shares issued in exchange for certain outstanding shares of common stock and preferred stock of Multi-Market Radio, Inc. ("MMR"), and (b) the shares which may be issued from time to time upon the exercise of  outstanding options and warrants issued by MMR, which will be assumed by SFX in the Merger, assuming in each case an Exchange Ratio (as defined in the Joint Proxy Statement/Prospectus) of 0.3750.  If the stockholders of MMR approve an amendment to MMR's Restated Certificate of Incorporation to permit holders of Class B Common Stock, Class
        C Common Stock and Original Preferred Stock to receive as consideration in a merger shares which have ten votes per share
        (as described in the Joint Proxy Statement/Prospectus), then the number of shares of Class A Common Stock and Class B
        Common Stock of SFX registered hereby shall be 3,253,950 and 262,500 respectively. If the stockholders of MMR do not approve such amendment to MMR's Restated Certificate of Incorporation, then the number of shares of Class A Common Stock of SFX registered hereby shall be increased by 262,500.

(2)     Estimated solely for the purposes of computing the amount of the registration fee in accordance with Rule 457(f) under the
        Securities Act in the following manner:

        (a) On the basis of the average of the high and low prices per share of the 4,000,563 outstanding shares of Class A Common Stock of MMR on September 27, 1996 ($12.75 per share), which in the aggregate is equal to $51,007,178.25;

        (b) On the basis of the book value per share on June 30, 1996 of the 633,334, 66,666, and 200,000 outstanding shares of Class B Common Stock, Original Preferred Stock and Series B Convertible Preferred Stock of MMR, respectively, ($2.15 per share), which in the aggregate is equal to $1,935,000.00;

        (c) On the basis of the average of the high and low prices per warrant of 1,055,437 outstanding Class A Warrants of MMR and 1,840,000 outstanding Class B Warrants of MMR on September 27, 1996 and September 30, 1996, respectively ($5.03125 per Class A Warrant and $2.59375 per Class B Warrant), which in the aggregate is equal to $10,082,667.41; and

        (d) On the basis of the book value per outstanding option, stock appreciation right or warrant of MMR (other than the Class A Warrants and the Class B Warrants of MMR) on June 30, 1996, which MMR has determined is zero.

(3)     Pursuant to Rule 457(b), the amount of the registration fee has been reduced by the $16,174 paid on August 1, 1996 in connection with the filing of a preliminary joint proxy statement/prospectus pursuant to Rule 14a-6 under the Securities
        Exchange Act of 1934, as amended.


                          --------------------------


           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

==============================================================================

                            SFX Broadcasting, Inc.  [LOGO]
        ---------------------------------------------------------------

                       150 EAST 58TH STREET, 19TH FLOOR
                           NEW YORK, NEW YORK 10155

                               OCTOBER [4], 1996

To Our Stockholders:

           On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Stockholders (the "Annual Meeting") of SFX Broadcasting, Inc. ("SFX") to be held at 10:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022.

           This is an exciting time for the radio industry and, in particular, for SFX. As a result of the elimination of the national ownership limits and the liberalization of the local ownership limits effected by the Telecommunications Act of 1996 (the "Recent Legislation"), SFX has consummated a number of acquisitions that have significantly increased the number of its radio stations. To illustrate this substantial growth, as of July 1995, SFX owned and operated or provided programming to or sold advertising on behalf of 15 radio stations serving seven markets. SFX now has 55 stations serving 19 markets. Upon consummation of the Merger (as defined below) and certain outstanding acquisitions and dispositions, SFX will own and operate or provide programming to or sell advertising on behalf of 67 radio stations (52 FM and 15 AM stations) and will be one of the largest companies in terms of the number of stations in the United States exclusively devoted to radio broadcasting. SFX will be diverse in terms of format and geographic markets and will operate in 20 markets, in 18 of which it will have two or more stations. To finance this substantial growth and provide financial resources for future expansion, SFX has successfully completed a number of transactions which greatly enhance our capital structure. In May 1996 SFX raised approximately $600 million through a private placement of securities to qualified institutional buyers and a limited number of institutional accredited investors. Concurrent with the offerings, SFX repurchased substantially all of its outstanding subordinated notes and amended the terms of the indenture governing such remaining notes. We have also received a commitment from our lender for a $225 million syndicated senior credit bank facility.

           In furtherance of SFX's acquisition strategy, you will be asked at the Annual Meeting to approve SFX's acquisition of Multi-Market Radio, Inc. ("MMR"), a public company that I, along with others, founded in 1992. The combination is to be accomplished by a merger (the "Merger") pursuant to the Amended and Restated Agreement and Plan of Merger, as amended (the "Merger Agreement"), as a result of which MMR will become a wholly-owned subsidiary of SFX. This acquisition opportunity, made possible by the Recent Legislation, would add 12 radio stations serving six markets to our existing roster of radio stations. Combining these companies, which have complementary business strategies, will create opportunities for cost savings and operational synergies.

           In the Merger, each publicly-traded share of MMR will convert into SFX stock with a value of $12.50, subject to adjustment in the event that, among other things, the price of SFX's Class A Common Stock during a period prior to the Merger exceeds $44 per share or is less than $32 per share. In the event that the price of SFX's Class A Common Stock is less than $32, the Exchange Ratio will be 0.3750, subject to further adjustment. The Merger Agreement and this calculation are more fully described in the accompanying Joint Proxy Statement/Prospectus. Upon approval by stockholders of MMR of an amendment to MMR's Restated Certificate of Incorporation, holders of MMR stock which has ten votes per share on most matters or which is convertible into stock which has ten votes per share will receive SFX Class B Common Stock in the Merger.

           Furman Selz LLC, financial advisor to the committee of independent members of the Board of Directors (the "SFX Independent Committee"), has rendered an opinion to the SFX Independent Committee that, as of the date hereof, the ratio of exchange of SFX shares for MMR shares in the Merger, is fair, from a financial point of view, to the stockholders of SFX (other than me and my affiliates).

           As of October 1, 1996, I may be deemed to be the beneficial owner of approximately 5.9% of the outstanding shares of Class A Common Stock and 100.0% of the outstanding shares of Class B Common Stock of SFX, which (excluding options and warrants to acquire shares of Common Stock) represent approximately 12.4% of the total outstanding shares of Common Stock of SFX and approximately 57.4% of the combined voting power of such shares. The affirmative vote of a majority of the total votes cast at the Annual Meeting by SFX's Class A Common Stock and Class B Common Stock, voting together, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, is necessary to approve the Merger Agreement and the Merger. Accordingly, I alone have the voting power necessary to approve the Merger, except for the vote of the holders of Class A Common Stock required to increase the number of authorized shares of SFX Class A Common Stock that would be issued, among other things, to MMR stockholders in the Merger, as described below.

           YOUR BOARD OF DIRECTORS AND THE SFX INDEPENDENT COMMITTEE HAVE UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF SFX AND ITS STOCKHOLDERS AND HAVE UNANIMOUSLY APPROVED THE MERGER AND THE RELATED MERGER AGREEMENT AND RECOMMEND THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AND THE MERGER AGREEMENT.

           In addition, you will be asked at the Annual Meeting to approve amendments to SFX's Restated Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock and Class B Common Stock. These amendments must be approved so that SFX will have a sufficient number of authorized shares of Class A Common Stock and Class B Common Stock to issue in the Merger and so that SFX will comply with its obligations to reserve shares of Class A Common Stock for issuance upon conversion of certain securities and the exercise of existing stock options and warrants, and upon the assumption by SFX of certain warrants and options of MMR in connection with the Merger. In addition, it is anticipated that your Board of Directors will be considering a possible stock split. SFX does not currently have a sufficient number of shares of Class A Common Stock authorized to meet all of its existing obligations to reserve shares. Failure to approve the amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock will prevent the consummation of the Merger. The affirmative vote of a majority of the combined voting power of SFX's outstanding Class A Common Stock and Class B Common Stock, voting together, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, is necessary to approve the amendments to SFX's Restated Certificate of Incorporation. In addition, the affirmative vote of a majority of SFX's outstanding Class A Common Stock, voting separately, is necessary to approve the amendment to increase the authorized number of shares of Class A Common Stock, and the affirmative vote of a majority of SFX's outstanding Class B Common Stock, voting separately, is necessary to approve the amendment to increase the authorized number of shares of Class B Common Stock. YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE AMENDMENTS TO SFX'S RESTATED CERTIFICATE OF INCORPORATION.

           Stockholders of SFX are also being asked to approve the issuance to Sillerman Communications Management Corporation ("SCMC") of warrants to purchase 300,000 shares of Class A Common Stock. SCMC, a company controlled by me, provides financial consulting and advice to MMR and other radio broadcasting companies. The warrant was issued to SCMC as partial consideration for SCMC terminating its financial consulting arrangement with SFX and assigning to SFX its rights to receive fees for a period of up to nine years for consulting and marketing services payable to SCMC by MMR and another publicly-held radio broadcasting company. The warrants will be immediately exercisable upon approval by the stockholders of SFX, at an initial exercise price of $33.75 per share (the market price at the time the financial consulting arrangement was terminated). Furman Selz LLC has rendered an opinion to the SFX Independent Committee that, as of the date of such opinion, the consideration to be offered by SFX, including the grant of the warrants, in exchange for such termination and assignment was fair, from a financial point of view, to SFX. YOUR BOARD OF DIRECTORS AND THE SFX INDEPENDENT COMMITTEE UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE ISSUANCE OF THE WARRANTS TO SCMC.

           In addition, stockholders of SFX will also be asked to act upon the following matters at the Annual Meeting: (i) to elect eight directors to SFX's Board of Directors, (ii) to approve SFX's 1996 Stock Option Plan and the performance goal included therein, and (iii) to ratify the appointment of Ernst & Young LLP as independent auditors of SFX for the year ending December 31, 1996. Your Board of Directors has nominated James F. O'Grady, Jr., Paul Kramer and Edward F. Dugan to be elected by the holders of Class A Common Stock and D. Geoffrey Armstrong, Howard J. Tytel, Richard A. Liese, Thomas Benson and me to be elected by all of SFX's stockholders. YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR (I) THE PROPOSED SLATE OF DIRECTORS, (II) THE APPROVAL OF THE 1996 STOCK

OPTION PLAN AND THE PERFORMANCE GOAL INCLUDED THEREIN AND (III) THE RATIFICATION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR SFX FOR THE YEAR ENDING DECEMBER 31, 1996.

           Details of the proposed Merger and other important information concerning SFX and MMR, and the other items of business scheduled for the Annual Meeting, appear in the accompanying Joint Proxy Statement/Prospectus. Please give this material your careful attention.

           Whether or not you plan to attend the Annual Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. If you attend the Annual Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

           Thank you for your continued support of SFX.

                                              Sincerely,

                                              /s/ Robert F.X. Sillerman

                                              Robert F.X. Sillerman
                                              Chairman of the Board
                                              and Chief Executive Officer

                                     MMR
                           Multi-Market Radio, Inc.
                                    [LOGO]
                       150 EAST 58TH STREET, 19TH FLOOR
                           NEW YORK, NEW YORK 10155

                               OCTOBER [4], 1996

To Our Stockholders:

            On behalf of the Board of Directors, I cordially invite you to attend a Special Meeting of Stockholders (the "Special Meeting") of Multi-Market Radio, Inc. ("MMR") to be held at 9:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022.

            At the Special Meeting, you will be asked to approve the Amended and Restated Agreement and Plan of Merger, as amended (the "Merger Agreement"), among MMR, SFX Broadcasting, Inc. ("SFX") and SFX Merger Company, a wholly-owned subsidiary of SFX ("Acquisition Sub"), pursuant to which Acquisition Sub will merge (the "Merger") with and into MMR and MMR will become a wholly-owned subsidiary of SFX. MMR was founded in 1992 principally by Robert F.X. Sillerman, Michael G. Ferrel, the Chief Executive Officer of MMR, and me. Mr. Sillerman was the principal founder of, and has since its inception been the controlling stockholder of, SFX.

            The elimination of the national ownership limits and the liberalization of the local ownership limits effected by the Telecommunications Act of 1996 (the "Recent Legislation") has resulted in a trend toward consolidation within the radio broadcasting industry. The Merger will enable MMR's stockholders, in a tax-free transaction, to become stockholders in a significantly larger company that the Board of Directors believes will be better positioned than MMR to compete effectively in the changing radio industry. Upon consummation of the Merger, it is anticipated that Michael G. Ferrel will become the Chief Executive Officer of SFX and thereby MMR will enjoy the continued benefits of its strong management. The Board of Directors also believes that Merger with SFX will create opportunities for cost savings and operational synergies.

            In the Merger, each publicly-traded share of MMR will convert into SFX stock with a value of $12.50 (determined by the average of the last reported bid and asked prices per share of SFX's Class A Common Stock during the 20 consecutive trading days ending on the fifth trading day prior to the consummation of the Merger), subject to adjustment in the event that, among other things, such average market price of SFX's Class A Common Stock exceeds $44 per share or is less than $32 per share. In the event that the average market price of SFX Class A Common Stock is less than $32, the Exchange Ratio will be 0.3750 (implying a value of less than $12.00 per MMR share), subject to further adjustment. The value of the shares of SFX to be received by the stockholders of MMR is also subject to adjustment in the event that less than 50% of the MMR Class B Warrants are exchanged for 0.2 shares of Class A Common Stock of MMR in an exchange offer. The Merger Agreement and this calculation are more fully described in the accompanying Joint Proxy Statement/Prospectus.

            The affirmative vote of a majority of MMR's outstanding Class A Common Stock and Class B Common Stock, voting together (with each class entitled to one vote per share), is necessary to approve the Merger Agreement and the Merger. Management of MMR and Mr. Sillerman may be deemed to beneficially own, exclusive of stock options and warrants, 4.3% and 14.7 %, respectively, of the outstanding voting power with respect to the Merger. As a result of Mr. Sillerman's conversion in August 1996 of certain MMR securities into MMR Class B Common Stock pursuant to MMR's Restated Certificate of Incorporation, as of October 1, 1996, Mr. Sillerman controlled 49.5% of the voting power for most matters to be voted on by the stockholders of MMR, other than the proposals to be voted on at the Special Meeting. In addition, certain institutional investors owning an aggregate of approximately 7.2% of the Class A Common Stock of MMR have agreed to vote, subject to certain conditions, the shares, if any, held by them on the record date for the Special Meeting in favor of the Merger and the amendment to MMR's Restated Certificate of Incorporation (as described below).

            Oppenheimer & Co., Inc., financial advisor to the committee of the independent members of the Board of Directors (the "MMR Independent Committee"), has rendered an opinion to the MMR Independent Committee that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of MMR's Class A Common Stock (excluding, for the purposes of such opinion, Mr. Sillerman and certain executive officers and directors of MMR).

            YOUR BOARD OF DIRECTORS (WITH ONE DIRECTOR REPRESENTING ONE OF MMR'S DEBT HOLDERS ABSTAINING DUE TO A POTENTIAL CONFLICT OF INTEREST) AND THE MMR INDEPENDENT COMMITTEE HAVE UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF MMR AND ITS STOCKHOLDERS AND HAVE APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMEND THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

            In addition, you will be asked at the Special Meeting to approve an amendment to MMR's Restated Certificate of Incorporation the effect of which will be to permit the holders of classes of MMR's common stock which have ten votes per share (or which are convertible into shares of a class of MMR's common stock with ten votes per share) to receive in the Merger shares of SFX which also have ten votes per share. The holders of such MMR shares are Mr. Sillerman, Mr. Ferrel and me. The affirmative vote of the holders of a majority of the combined voting power of MMR's outstanding Class A Common Stock and Class B Common Stock, voting together, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, as well as the affirmative vote of the holders of a majority of MMR's outstanding Class A Common Stock and Class B Common Stock, each voting separately as a class, is necessary to approve this amendment. YOUR BOARD OF DIRECTORS (WITH ONE DIRECTOR REPRESENTING ONE OF MMR'S DEBT HOLDERS ABSTAINING DUE TO A POTENTIAL CONFLICT OF INTEREST) UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT TO MMR'S RESTATED CERTIFICATE OF INCORPORATION. The approval of the amendment to MMR's Restated Certificate of Incorporation is not necessary for the consummation of the Merger and the Merger is not conditioned upon such approval. In the event that the amendment is not approved, holders of classes of MMR's common stock who would have received shares of SFX's Class B Common Stock will instead receive the same number of shares of SFX's Class A Common Stock.

            Details of the proposed Merger, other important information concerning SFX and MMR and the other items of business scheduled for the Special Meeting, appear in the accompanying Joint Proxy Statement/Prospectus. Please give this material your careful attention.

            Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. If you attend the Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

            Thank you for your continued support of MMR.

                                              Sincerely,

                                              /s/ Bruce Morrow

                                              Bruce Morrow
                                              Chairman of the Board

                            SFX Broadcasting, Inc.  [LOGO]
        ---------------------------------------------------------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                         TO BE HELD NOVEMBER 22, 1996


To the Stockholders of SFX BROADCASTING, INC.:

           NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of SFX Broadcasting, Inc., a Delaware corporation ("SFX"), will be held at 10:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022, for the following purposes:

           1. To approve the Amended and Restated Agreement and Plan of Merger, dated as of April 15, 1996, as amended (the "Merger Agreement"), among SFX, SFX Merger Company, a wholly-owned subsidiary of SFX ("Acquisition Sub"), and Multi-Market Radio, Inc., a Delaware corporation ("MMR"), pursuant to which Acquisition Sub will merge with and into MMR (the "Merger") and MMR will become a wholly-owned subsidiary of SFX ("Proposal 1"). The Merger Agreement is described in, and attached as Annex B to, the accompanying Joint Proxy Statement/Prospectus.

           2. To approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 100,000,000 shares ("Proposal 2"). The approval of this amendment to SFX's Restated Certificate of Incorporation is necessary so that SFX will have a sufficient number of authorized shares of Class A Common Stock to issue in the Merger and to enable SFX to comply with its obligations to reserve shares of Class A Common Stock for issuance upon conversion of certain securities, upon exercise of outstanding stock options and warrants, and upon the assumption by SFX of certain warrants and options of MMR in connection with the Merger. Failure to approve such amendment will, among other things, prevent the consummation of the Merger.

           3. To approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized shares of Class B Common Stock from 1,000,000 shares to 10,000,000 shares ("Proposal 3"). The approval of this amendment to SFX's Restated Certificate of Incorporation is necessary in order for SFX to have a sufficient number of authorized shares of Class B Common Stock to be issued in the Merger.

           4. To approve the issuance to Sillerman Communications Management Corporation ("SCMC") of warrants to purchase 300,000 shares of Class A Common Stock, which will be immediately exercisable upon approval by the stockholders of SFX, at an initial exercise price of $33.75 per share, as partial consideration for SCMC terminating its financial consulting arrangement with SFX and assigning to SFX its rights to receive fees for consulting and marketing services payable by MMR and another publicly-held radio broadcasting company ("Proposal 4").

           5. To elect eight directors to serve for the ensuing year ("Proposal 5").

           6. To approve SFX's 1996 Stock Option Plan providing for the issuance of options in respect of up to 300,000 shares of Class A Common Stock and the performance goal included therein ("Proposal 6").

           7. To ratify the appointment of Ernst & Young LLP as independent auditors of SFX for the fiscal year ending December 31, 1996 ("Proposal 7").

           8. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

           Only holders of record of SFX shares at the close of business on October 1, 1996 will be entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.

                                           By Order of the Board of Directors

                                           /s/ Howard J. Tytel

                                           HOWARD J. TYTEL
                                           Secretary
New York, New York
October [4], 1996






           ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, HOWEVER, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.


==============================================================================
                            YOUR VOTE IS IMPORTANT.

          TO VOTE YOUR SHARES, PLEASE MARK, SIGN, DATE AND RETURN THE
                        ENCLOSED PROXY PROMPTLY IN THE
                           ENCLOSED RETURN ENVELOPE.
==============================================================================

                                      MMR
                           Multi-Market Radio, Inc.
                                    [LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD NOVEMBER 22, 1996


To the Stockholders of MULTI-MARKET RADIO, INC.:

           NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders of Multi-Market Radio, Inc., a Delaware corporation ("MMR"), will be held at 9:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022, for the following purposes:

           1. To approve the Amended and Restated Agreement and Plan of Merger, dated as of April 15, 1996, as amended (the "Merger Agreement"), among SFX Broadcasting, Inc., a Delaware corporation ("SFX"), SFX Merger Company, a wholly-owned subsidiary of SFX ("Acquisition Sub"), and MMR pursuant to which Acquisition Sub will merge with and into MMR (the "Merger") and MMR will become a wholly-owned subsidiary of SFX ("Proposal A"). The Merger Agreement is described in, and attached as Annex B to, the accompanying Joint Proxy Statement/Prospectus.

           2. To approve an amendment to MMR's Restated Certificate of Incorporation providing that, in any merger, consolidation or business combination in which holders of capital stock of MMR are to be issued shares of common stock, all classes and series of capital stock of MMR shall receive the same consideration, except that the holders of any class or series of capital stock of MMR which is generally entitled to ten votes per share, or which is convertible into such a class or series, may receive shares which have ten votes per share. The effect of the amendment is to permit holders of Class B Common Stock and Original Preferred Stock of MMR to receive as consideration in the Merger shares which generally have ten votes per share. The approval of the amendment to MMR's Restated Certificate of Incorporation is not necessary for the Merger to occur and the Merger is not conditioned upon such approval.

           3. To transact such other business as may properly come before the Special Meeting and any adjournments or postponements thereof.

           Only holders of record of MMR shares at the close of business on October 1, 1996 will be entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof.

                                             By Order of the Board of Directors

                                             /s/ Kraig G. Fox

                                             KRAIG G. FOX
                                             Secretary
New York, New York
October [4], 1996

           ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, HOWEVER, YOU ARE URGED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

==============================================================================
                            YOUR VOTE IS IMPORTANT.

          TO VOTE YOUR SHARES, PLEASE MARK, SIGN, DATE AND RETURN THE
                        ENCLOSED PROXY PROMPTLY IN THE
                           ENCLOSED RETURN ENVELOPE.
==============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Joint Proxy Statement/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED OCTOBER 3, 1996

                            SFX Broadcasting, Inc.  [LOGO]                                               MMR
                                                                                                 Multi-Market Radio, Inc.
                                                                                                        [LOGO]
        ---------------------------------------------------------------

                    PROXY STATEMENT AND PROSPECTUS                                                 PROXY STATEMENT

            ANNUAL MEETING TO BE HELD ON NOVEMBER 22, 1996                         SPECIAL MEETING TO BE HELD ON NOVEMBER 22, 1996

           SFX Broadcasting, Inc., a Delaware corporation ("SFX"), is furnishing this Joint Proxy Statement/Prospectus (this "Joint Proxy Statement/Prospectus") to the holders of its Class A Common Stock, par value $0.01 per share ("SFX Class A Shares"), and Class B Common Stock, par value $0.01 per share ("SFX Class B Shares" and, together with the SFX Class A Shares, "SFX Shares"), in connection with the solicitation of proxies by the Board of Directors of SFX (the "SFX Board") for use at the 1996 Annual Meeting of Stockholders (the "SFX Annual Meeting") to be held at 10:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022, and at any adjournments or postponements thereof.

           Multi-Market Radio, Inc., a Delaware corporation ("MMR"), is furnishing this Joint Proxy Statement/Prospectus to the holders of its Class A Common Stock, par value $0.01 per share ("MMR Class A Shares"), and Class B Common Stock, par value $0.01 per share ("MMR Class B Shares" and, together with the MMR Class A Shares, "MMR Shares"), in connection with the solicitation of proxies by the Board of Directors of MMR (the "MMR Board") for use at the Special Meeting of Stockholders (the "MMR Special Meeting") to be held at 9:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022, and at any adjournments or postponements thereof.

           This Joint Proxy Statement/Prospectus also constitutes a prospectus of SFX with respect to SFX Class A Shares and SFX Class B Shares to be issued to the holders of MMR Shares, shares of Original Preferred Stock, par value $0.01 per share, of MMR ("MMR Original Preferred Shares"), shares of Series B Convertible Preferred Stock, par value $0.01 per share, of MMR ("MMR Series B Preferred Shares" and, together with the MMR Original Preferred Shares, "MMR Preferred Shares") and MMR warrants and options in connection with the Merger (as defined herein). Utilizing an Exchange Ratio (as defined herein) of 0.2842, calculated as if the Merger had been consummated on October 1, 1996 and assuming that Proposal B (as defined herein) is approved and no MMR Class B Warrants (as defined herein) are tendered pursuant to the MMR Exchange Offer (as defined herein), SFX would issue up to 2,466,060 SFX Class A Shares and 198,940 SFX Class B Shares, which would represent, as of October 1, 1996, 27.7% and 18.9% of the total outstanding SFX Class A Shares and SFX Class B Shares, respectively. See "Proposals 1 and A--The Merger" and "The Merger Agreement."

           At the SFX Annual Meeting, holders of record of SFX Shares as of the close of business on October 1, 1996, will be asked:

           (i) to approve the Amended and Restated Agreement and Plan of Merger, dated as of April 15, 1996, as amended on May 6, 1996, July 30, 1996 and September 30, 1996 (the "Merger Agreement"), among SFX, SFX Merger Company, a wholly-owned subsidiary of SFX ("Acquisition Sub"), and MMR, and the merger of Acquisition Sub with and into MMR (the "Merger") whereby MMR will become a wholly-owned subsidiary of SFX ("Proposal 1");

           (ii) to approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized SFX Class A Shares from 10,000,000 to 100,000,000 ("Proposal 2");

                                          (cover page continued on next page)

           SEE "RISK FACTORS" BEGINNING ON PAGE 23 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF SFX AND MMR.
                              ------------------
      THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/
      PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ------------------

      This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of SFX and MMR on or about
                              October [7], 1996.

                         The date of this Joint Proxy
                  Statement/Prospectus is October [4], 1996.

(continued from previous page)

           (iii) to approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized SFX Class B Shares from 1,000,000 to 10,000,000 ("Proposal 3");

           (iv) to approve the issuance to Sillerman Communications Management Corporation ("SCMC") of warrants to purchase 300,000 SFX Class A Shares, which will be immediately exercisable upon approval by the stockholders of SFX, at an initial purchase price of $33.75 per share (the market price at the time the financial consulting arrangement was terminated), as partial consideration for SCMC terminating its financial consulting arrangement with SFX and assigning to SFX its rights to receive fees for consulting and marketing services payable by MMR and another publicly-held radio broadcasting company over the next eight years ("Proposal 4");

           (v) to elect eight directors to the SFX Board ("Proposal 5");

           (vi) to approve SFX's 1996 Stock Option Plan and the performance goal included therein ("Proposal 6");

           (vii) to ratify the appointment of Ernst & Young LLP as independent auditors of SFX for the fiscal year ending December 31, 1996 ("Proposal 7"); and

           (viii) to transact such other business as may properly come before the SFX Annual Meeting or any adjournments or postponements thereof.

         The approval of both Proposals 2 and 3 is necessary in order for SFX to have a sufficient number of authorized SFX Class A Shares and SFX Class B Shares to issue in the Merger and so that SFX will comply with its obligations to reserve SFX Class A Shares for issuance upon the conversion of certain securities, exercise of outstanding options and warrants, and upon the assumption by SFX of certain warrants and options of MMR in connection with the Merger. In addition, the SFX Board is considering a possible stock split. Failure to approve Proposal 2 will prevent the consummation of the Merger.

         Robert F.X. Sillerman, the Chairman of the Board, Chief Executive Officer and a Director of SFX, may be deemed to be the beneficial owner of approximately 5.9% of the outstanding SFX Class A Shares and 100% of the outstanding SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represent approximately 12.4% of the outstanding SFX Shares and approximately 57.4% of the combined voting power of the outstanding SFX Shares. Accordingly, Mr. Sillerman is generally able to control the outcome of all matters upon which he votes and will be able to control the outcome of the proposals to be voted on at the SFX Annual Meeting (other than Proposal 2 (which must be approved in order to consummate the Merger) and the election of three directors by the holders of SFX Class A Shares).

         At the MMR Special Meeting, holders of record of MMR Shares as of the close of business on October 1, 1996 will be asked:

                 (i) to approve the Merger Agreement and the Merger contemplated thereby, as a result of which MMR will become a wholly-owned subsidiary of SFX ("Proposal A");

                 (ii) to approve an amendment to MMR's Restated Certificate of Incorporation providing that, in any merger, consolidation or business combination in which holders of capital stock of MMR are to be issued shares of common stock, all classes and series of capital stock of MMR shall receive the same consideration, except that the holders of any class or series of capital stock of MMR which is generally entitled to ten votes per share, or which is convertible into such a class or series, may receive shares which have ten votes per share ("Proposal B"); and

                 (iii) to transact such other business as may properly come before the MMR Special Meeting or any adjournments or postponements thereof.

         The approval of Proposal B is not necessary for the Merger to occur. In the event that Proposal B is not approved, all holders of MMR Class B Shares and MMR Original Preferred Shares will receive in the Merger that number of SFX Class A Shares equal to the number of SFX Class B Shares such holders would otherwise have received had the amendment been approved.

         Management of MMR, including Bruce Morrow and Michael Ferrel, together with Mr. Sillerman may be deemed to beneficially own 336,000 MMR Class A Shares and 633,334 MMR Class B Shares, which (exclusive of stock options and warrants), represent 19.0% of the outstanding combined voting power of MMR with respect to Proposal A and 63.7% of the outstanding combined voting power with respect to Proposal B (and 6.2% and 100.0% of the votes in the MMR Class

(continued from previous page)

A Share and MMR Class B Share class votes, respectively, for Proposal B). See "Security Ownership of Management and Principal Stockholders of MMR." All members of management of MMR and Mr. Sillerman have informed MMR that they intend to vote their MMR Shares in favor of Proposals A and B. In addition, certain institutional stockholders owning an aggregate of approximately 7.2% of the MMR Class A Shares have agreed to vote any shares held by them on the record date, subject to certain conditions, for the MMR Special Meeting in favor of Proposals A and B. Accordingly, Mr. Sillerman, together with management and certain institutional stockholders, may control up to approximately 26.2% of the combined vote with respect to Proposal A and 13.4% of the class vote of the Class A Shares with respect to Proposal B.

         On the date and time of the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or as specified in the Certificate of Merger (the "Effective Time"), each issued and outstanding MMR Class A Share and MMR Series B Preferred Share will be converted into the right to receive that number of SFX Class A Shares, and each issued and outstanding MMR Class B Share and MMR Original Preferred Share will be converted into the right to receive that number of SFX Class B Shares, equal to the Exchange Ratio. If the holders of MMR Shares (the "MMR Stockholders") do not approve Proposal B, SFX Class A Shares will be issued to all holders of all classes of MMR stock. The Exchange Ratio is determined by dividing $12.50 by the average of the last reported bid and asked prices of an SFX Class A Share on The Nasdaq Stock Market Inc.'s National Market System (the "Nasdaq National Market") for the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time (the "Determination Date") (the "SFX Class A Stock Price"), subject to adjustment in the event that the SFX Class A Stock Price exceeds $44.00 or is less than $32.00 during such period. In the event that the SFX Class A Stock Price is less than $32, the Exchange Ratio will be 0.3750 (implying a value of less than $12 per MMR Share), subject to further adjustment. The adjustments to be made to the Exchange Ratio in the event that the SFX Class A Stock Price is less than $32.00 or more than $44.00 are described in "The Merger Agreement--The Exchange Ratio." In the event that the average of the last reported bid and asked prices of the SFX Class A Shares is less than $27.33 for any seven consecutive trading days, the Merger Agreement may be terminated by MMR; provided that SFX may avoid such termination by increasing the compensation to the holders of MMR Shares and MMR Preferred Shares, subject to certain conditions and the right of SFX to terminate if the price of SFX Class A Shares declines further. The Exchange Ratio will be rounded to four decimal places. The Exchange Ratio, calculated as if the Merger was consummated on October 1, 1996, would have been 0.2842. A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Annex B. The closing prices of an SFX Class A Share and MMR Class A Share as reported on the Nasdaq National Market on October 3, 1996 were $[_____] and $[____], respectively.

         On or about the date of this Joint Proxy Statement/Prospectus, MMR commenced (i) an offer to exchange, the 1,840,000 outstanding Class B Warrants of MMR, each exercisable to purchase one MMR Class A Share at $11.50 per share ("MMR Class B Warrants"), for MMR Class A Shares at a ratio of two-tenths (.2) of an MMR Class A Share per MMR Class B Warrant (the "MMR Exchange Offer") and
(ii) a call for redemption (the "MMR Warrant Redemption") of the then-outstanding Class A Warrants of MMR, each exercisable to purchase one MMR Class A Share at $7.75 per share, and each redeemable at $0.01 (the "MMR Class A Warrants"). It is expected that substantially all of the holders of MMR Class A Warrants will exercise such warrants to acquire MMR Class A Shares prior to the redemption date, which is anticipated to be November 8, 1996. The MMR Class A Shares issued after October 1, 1996 in the MMR Exchange Offer and prior to the MMR Warrant Redemption will not be eligible to vote at the MMR Special Meeting.

         The Exchange Ratio is subject to adjustment if MMR is unable to obtain the exchange of one-half of the outstanding MMR Class B Warrants in the MMR Exchange Offer. There can be no assurance that the holders of one-half of the MMR Class B Warrants will exchange their MMR Class B Warrants in the MMR Exchange Offer. The last sale price of an MMR Class B Warrant as reported by the Nasdaq National Market on October 3, 1996 was $[________]. See "The Merger Agreement."

         The Exchange Ratio is expected to be determined on the fifth trading day prior to the SFX Annual Meeting and the MMR Special Meeting (collectively the "Meetings"). Accordingly, within five trading days of the Meetings, the stockholders of SFX and MMR can call Georgeson & Company Inc., the proxy solicitor for SFX, at (800) 223-2064 for the anticipated SFX Class A Stock Price and the Exchange Ratio.

         SFX's 1995 Annual Report accompanies this Joint Proxy
Statement/Prospectus. All information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to SFX has been supplied by SFX, and all information relating to MMR has been supplied by MMR.

                             AVAILABLE INFORMATION

         SFX and MMR are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by SFX and MMR with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Both SFX and MMR are electronic filers under the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system maintained by the Commission. The Commission maintains a Web Site (http://www.sec.gov) on the Internet that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission. In addition, material filed by SFX and MMR can be inspected at the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         SFX has filed with the Commission a Registration Statement on Form S-4 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by SFX with the Commission under the Exchange Act are incorporated herein by reference:

                 (i) SFX's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1995 (the "SFX Form 10-K");

                 (ii) SFX's Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 1996 and SFX's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (collectively, the "SFX Forms 10-Q");

                 (iii) SFX's Current Reports on Form 8-K dated April 18, 1996, May 8, 1996, May 9, 1996, May 16, 1996, May 29, 1996, June 21, 1996,
         July 10, 1996 (as amended), August 8, 1996 and October [3], 1996 (collectively, with the SFX Form 10-K and the SFX Forms 10-Q, the "SFX Reports"); and

                 (iv) The description of the SFX Class A Shares contained in Exhibit (a) to SFX's Registration Statement on Form 8-A filed with the Commission on September 27, 1993.

         All documents filed by SFX pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy
Statement/Prospectus and prior to the SFX Annual Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

         THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE

SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, FROM SFX BROADCASTING, INC., 150 EAST 58TH STREET, 19TH FLOOR, NEW YORK, NEW YORK 10155, ATTENTION: CYNTHIA A. BOND, DIRECTOR OF INVESTOR RELATIONS; TELEPHONE NUMBER (212) 407-9191. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE MEETINGS, ANY SUCH REQUEST SHOULD BE MADE BY NOVEMBER 15, 1996.

                              CERTAIN ASSUMPTIONS

         Unless otherwise stated, all numbers and percentages in this Joint Proxy Statement/Prospectus relating to the number and percentage of SFX Class A Shares and SFX Class B Shares to be issued to and held by the stockholders of MMR after the Merger assume that (i) the Exchange Ratio is 0.2842, which ratio has been calculated assuming that the date of the Effective Time of the Merger contemplated by the Merger Agreement was October 1, 1996, (ii) each outstanding MMR Class B Warrant shall have been exchanged for two-tenths (.2) of an MMR Class A Share pursuant to the MMR Exchange Offer, (iii) each outstanding MMR Class A Warrant is exercised to purchase one MMR Class A Share prior to the consummation of the MMR Warrant Redemption, (iv) the MMR Stockholders approve Proposal B, and (v) neither SFX nor MMR issue any shares of stock or securities convertible into stock between the date hereof and the consummation of the Merger. All numbers relating to the ownership of shares of SFX and MMR and the number of outstanding securities of SFX and MMR are given as of the close of business on October 1, 1996 and do not reflect the results of the MMR Warrant Redemption and the MMR Exchange Offer. Unless otherwise stated, all numbers and percentages in this Joint Proxy Statement/Prospectus relating to the number and percentage of SFX Shares beneficially owned by Robert F.X. Sillerman, the Chairman of the Board and Chief Executive Officer of SFX and a significant stockholder of both SFX and MMR, assume that the holders of SFX Shares (the "SFX Stockholders") approve Proposal 4. Unless otherwise stated, all statements as to the combined voting power of the SFX Shares and the combined voting power of the MMR Shares assume that the SFX Class B Shares and the MMR Class B Shares, respectively, have ten votes per share. See "Security Ownership of Management and Principal Stockholders of MMR." There can be no assurance that any of these assumptions will prove to be accurate.

                       CERTAIN MARKET AND INDUSTRY DATA

         Unless otherwise indicated herein, data with respect to (i) market rank, station revenue rank, combined market revenue share and total number of stations in a market have been prepared by BIA Publications, Inc. based upon estimates derived from surveys of radio station general managers and owners,
(ii) station rank among target demographics have been derived from surveys of persons in the target demographic cited listening Monday through Sunday, 6 a.m. to 12 midnight, based upon The Arbitron Company's Spring 1996 Radio Market Report as provided by The Arbitron Company and (iii) audience share and combined market audience share have been derived from surveys of persons over the age of 12 listening Monday through Sunday, 6 a.m. to 12 midnight, based upon The Arbitron Company's Spring 1996 Radio Market Report as provided by The Arbitron Company.

                              ------------------

         NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SFX, MMR OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SFX OR MMR SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                                         TABLE OF CONTENTS

                                                                                                Page
SUMMARY...........................................................................................6
    The Companies.................................................................................6
    The Meetings..................................................................................7
    The Merger....................................................................................9
    Summary Consolidated Financial Data of SFX...................................................16
    Summary Consolidated Financial Data of MMR...................................................19
    Comparative Per Share Data...................................................................21
    Comparative Market Price Data................................................................22

RISK FACTORS.....................................................................................23
    Uncertainty of the Exchange Ratio............................................................23
    Consequences of Failure of SFX Stockholders to Increase
      Authorized Number of SFX Class A Shares....................................................23
    Risks Related to the Merger and the Pending Acquisitions and
      Dispositions...............................................................................24
    Litigation Relating to the Merger............................................................24
    Risks Associated with Integration of the Stations to Be
      Acquired...................................................................................25
    Substantial Leverage; Inability to Service Obligations.......................................25
    Historical Losses............................................................................26
    Expansion Strategy; Need for Additional Funds................................................26
    Control by Management........................................................................26
    Potential Conflicts of Interest; Transactions with Affiliates................................27
    Reliance on Key Personnel....................................................................28
    Dependence on Economic Factors...............................................................28
    Extensive Regulation of the Radio Broadcasting Business......................................29
    No Transfer of Common Stock to Aliens........................................................30
    Competition..................................................................................31
    Dividend Policy; Restrictions on Payment of Dividends........................................31
    Market Risk with Respect to Common Stock; Certain Investment
      Limitations................................................................................31
    Shares Eligible for Future Sale and Possible Adverse Effect
      Thereof....................................................................................31
    Possible Adverse Impact of Authorized but Unissued Shares of
      Capital Stock and Delaware Law.............................................................32

THE MEETINGS.....................................................................................33
    General......................................................................................33
    Matters to Be Considered at the Meetings.....................................................33
    Recommendations of Boards of Directors and Independent
      Committees.................................................................................33
    Record Dates; Quorum; Voting at the Meetings.................................................34
    Proxies......................................................................................36

PROPOSALS 1 AND A - THE MERGER...................................................................38
    Background of the Merger.....................................................................38
    Effects of and Reasons for the Merger; Recommendations of the
      Boards of Directors........................................................................47
    Opinions of Financial Advisors...............................................................50
    Interests of Certain Persons in the Merger...................................................60
    Accounting Treatment.........................................................................61
    Certain Federal Income Tax Consequences......................................................62
    Regulatory Matters...........................................................................62
    Federal Securities Law Consequences..........................................................63
    Nasdaq National Market Quotation.............................................................63
    Appraisal Rights.............................................................................64
    Certain Legal Proceedings....................................................................64

THE MERGER AGREEMENT.............................................................................64
    The Merger...................................................................................64
    The Exchange Ratio...........................................................................65
    Repayment of Certain Indebtedness............................................................66
    Representations and Warranties...............................................................67
    Covenants....................................................................................67
    Non-Solicitation.............................................................................68
    Conditions...................................................................................68
    Termination; Fees and Expenses...............................................................69
    Other Provisions.............................................................................70

PROPOSALS 2 AND 3 - AMENDMENTS TO SFX'S RESTATED
    CERTIFICATE OF INCORPORATION.................................................................72

PROPOSAL 4 - APPROVAL OF ISSUANCE OF WARRANTS TO SCMC
    TO PURCHASE 300,000 SFX CLASS A SHARES.......................................................73

PROPOSAL 5 - ELECTION OF DIRECTORS OF SFX........................................................74
    Nominees.....................................................................................75
    Certain Information Concerning Directors and Executive Officers..............................76
    Board Meetings and Committees; Compensation Committee
      Interlocks and Insider Participation.......................................................77
    Remuneration of Directors....................................................................77

PROPOSAL 6 - APPROVAL OF SFX'S 1996 STOCK OPTION PLAN AND
    THE PERFORMANCE GOAL INCLUDED THEREIN........................................................79
    Federal Income Tax Consequences to SFX and the Participant...................................80



    New Plan Benefits............................................................................81

PROPOSAL 7 - APPOINTMENT OF INDEPENDENT AUDITORS
    OF SFX.......................................................................................83

PROPOSAL B - AMENDMENT TO MMR'S RESTATED CERTIFICATE
    OF INCORPORATION.............................................................................84

UNAUDITED PRO FORMA CONDENSED COMBINED
    FINANCIAL STATEMENTS OF SFX..................................................................85

BUSINESS OF SFX.................................................................................102
    The SFX Stations............................................................................103
    Recently Completed Acquisitions and Dispositions............................................105
    Pending Acquisitions and Dispositions.......................................................106
    Other Recent Transactions...................................................................107

REMUNERATION OF MANAGEMENT OF SFX...............................................................109
    Employment Agreements.......................................................................110
    Stock Option Plans..........................................................................112
    Option/SAR Grants in the Last Fiscal Year...................................................112
    Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal
      Year-End Option/SAR Values................................................................113
    Report of the SFX Board and Its Committee on Executive
      Compensation..............................................................................114

SFX PERFORMANCE GRAPH...........................................................................116

SECURITY OWNERSHIP OF MANAGEMENT AND
    PRINCIPAL STOCKHOLDERS OF SFX...............................................................117

SELECTED CONSOLIDATED FINANCIAL DATA OF MMR.....................................................120

UNAUDITED PRO FORMA CONDENSED COMBINED
    FINANCIAL STATEMENTS OF MMR.................................................................122

MMR'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................................127
    Introduction................................................................................127
    General.....................................................................................127
    Results of Operations of MMR................................................................127
    Liquidity and Capital Resources.............................................................131

BUSINESS OF MMR.................................................................................136
    General.....................................................................................136
    MMR Strategy................................................................................136
    MMR History.................................................................................137
    Change of Control of MMR....................................................................137
    Recent Acquisitions, Dispositions and Other Transactions....................................138



                                     - 4 -









    The MMR Stations............................................................................139
    Advertising.................................................................................140
    Competition.................................................................................140
    Employees...................................................................................141
    Federal Regulation of Radio Broadcasting....................................................141
    Properties..................................................................................145
    Legal Proceedings...........................................................................146

MANAGEMENT OF MMR...............................................................................147
    Directors and Executive Officers............................................................147
    Principal Executive Officers of SCMC........................................................148
    Remuneration of Directors...................................................................148
    Executive Compensation......................................................................149
    Aggregated Option/SAR Exercises in Last Fiscal Year and
      FY-END Option/SAR Values..................................................................149
    Employment Agreements.......................................................................150
    Preferred Stock Issuance....................................................................150

SECURITY OWNERSHIP OF MANAGEMENT AND
    PRINCIPAL STOCKHOLDERS OF MMR...............................................................152
    Stockholders' Agreement.....................................................................155
    Conversion of Stock by Mr. Sillerman........................................................155

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................................................157
    Material Contacts Between SFX and MMR.......................................................157
    Relationship of SFX with SCMC...............................................................158
    Agreements with Armstrong and Hicks.........................................................159
    Issuance of Options to Ferrel...............................................................159
    Relationship Between SFX and Edward F. Dugan................................................159
    Transactions Related to the Formation of MMR................................................159
    Relationship of MMR with SCMC...............................................................160
    Additional Arrangements with SCMC, Mr. Sillerman and
      Mr. Tytel.................................................................................161
    Agreement Between Messrs. Morrow and Sillerman..............................................162
    Agreement Between MMR and Triathlon.........................................................162
    Agreement Between SFX and Triathlon.........................................................162
    Relationship with Huff......................................................................162
    Certain Payments to D.H. Blair and Americorp................................................162

COMPARISON OF STOCKHOLDERS' RIGHTS..............................................................163
    Election of Directors.......................................................................163
    Consideration Received in a Business Combination............................................163
    Participation of Non-Citizens...............................................................163
    Committees..................................................................................164
    Conversion of Class B Common Stock..........................................................164

STOCKHOLDER PROPOSALS...........................................................................164

SECTION 16(a) BENEFICIAL OWNERSHIP
    REPORTING COMPLIANCE........................................................................164

OTHER MATTERS...................................................................................164

LEGAL MATTERS...................................................................................165

EXPERTS.........................................................................................165

Glossary....................................................................................Annex A
Merger Agreement............................................................................Annex B
Proposed Amendments to SFX's Restated Certificate of
    Incorporation...........................................................................Annex C
Proposed Amendments to MMR's Restated Certificate
    of Incorporation........................................................................Annex D
SFX's 1996 Stock Option Plan................................................................Annex E
Opinion of Furman Selz LLC with respect to the Merger.......................................Annex F
Opinion of Oppenheimer & Co., Inc. with respect to the Merger...............................Annex G
Opinion of Furman Selz LLC with respect
    to the SCMC Termination Agreement.......................................................Annex H


                                    SUMMARY

           The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the Annexes attached hereto, and financial statements, including the notes thereto, contained elsewhere in this Joint Proxy Statement/Prospectus. Certain capitalized terms used herein have the meanings assigned to them in the Glossary attached to this Joint Proxy Statement/Prospectus as Annex A. Statements regarding numbers, percentages, and the combined voting power of the SFX Shares and the MMR Shares are subject to the assumptions previously set forth under the caption "Certain Assumptions." All numbers relating to the ownership of shares of SFX and MMR and the number of outstanding securities of SFX and MMR are given as of the close of business on October 1, 1996 and do not reflect the results of the MMR Warrant Redemption and the MMR Exchange Offer. The timing and completion of the Pending Acquisitions (as defined herein) and Pending Disposition (as defined herein) are subject to a number of conditions, certain of which are beyond SFX's and MMR's control, and there can be no assurance that such transactions will be approved by the Federal Communications Commission (the "FCC") or the Antitrust Agencies (as defined herein) or completed on the terms described herein or at all. Stockholders of SFX and MMR should consider carefully the information set forth under "Risk Factors."

THE COMPANIES

           SFX. SFX currently owns and operates or provides programming to or sells advertising on behalf of 55 radio stations in 19 markets. Upon consummation of the Pending Acquisitions (including the Merger) and the Pending Disposition, SFX will own and operate or provide programming to or sell advertising on behalf of 67 radio stations (52 FM and 15 AM stations) and will be one of the largest companies in terms of the number of stations in the United States exclusively devoted to radio broadcasting. SFX is, and will continue to be, diverse in terms of format and geographic markets, will operate in 20 markets and will own and operate or provide programming to or sell advertising on behalf of two or more stations in 18 of these markets. SFX was organized in 1992 by Mr. Sillerman, the Chairman of the Board, Chief Executive Officer and the controlling stockholder of SFX, along with others. The principal executive offices of SFX are located at 150 East 58th Street, 19th Floor, New York, New York 10155 and its telephone number is (212) 407-9191. See "Business of SFX."

           MMR. MMR is a radio broadcasting company which will own and operate or provide programming to or sell advertising on behalf of eight FM radio stations and one AM radio station (after giving effect to the MMR Little Rock Disposition (as defined herein), the MMR Myrtle Beach Disposition (as defined herein) and the termination of certain agreements) located in five markets:
Hartford, Connecticut; Springfield/Northampton, Massachusetts; New Haven, Connecticut; Daytona Beach, Florida; and Biloxi, Mississippi. MMR was organized in 1992 by Mr. Sillerman, Bruce Morrow, the Chairman of the Board of MMR, Michael G. Ferrel, the Chief Executive Officer, President and Chief Operating Officer of MMR, and Howard J. Tytel, Executive Vice President, General Counsel and a Director of SCMC and Executive Vice President, Secretary and a Director of SFX. Messrs. Sillerman, Morrow and Ferrel own a substantial equity interest in MMR which will be exchanged for SFX Shares upon the consummation of the Merger. See "Business of MMR." Upon the consummation of the Merger, it is anticipated that Mr. Ferrel will become the Chief Executive Officer and a Director of SFX. Pursuant to the Merger Agreement, Mr. Ferrel currently serves as a consultant to SFX. See "Proposal 5--Election of Directors of SFX-- Nominees."

           In August 1996, pursuant to MMR's Restated Certificate of Incorporation, Mr. Sillerman converted his non-voting shares of MMR into MMR Class B Shares, which generally have ten votes per share. As a result of such conversion, Mr. Sillerman may be deemed to beneficially own (excluding options and warrants) approximately 49.5% of the outstanding combined voting power of MMR with respect to most matters to be voted on by the MMR Stockholders (including, without limitation, the election of a majority of directors). Such conversion will not affect the number or class of the SFX Shares to be received by Mr. Sillerman in the Merger nor will it permit him to control the outcome of the vote on Proposal A or Proposal B. See "Business of MMR--Change of Control of MMR."

           The principal executive offices of MMR are located at 150 East 58th Street, 19th Floor, New York, New York 10155 and its telephone number is (212) 407-9150.

           ACQUISITION SUB. Acquisition Sub is a wholly-owned subsidiary of SFX formed solely for the purpose of the Merger which has engaged in no business other than business related to the Merger. The principal executive offices of Acquisition Sub are located at 150 East 58th Street, 19th Floor, New York, New York 10155 and its telephone number is (212) 407-9191.

THE MEETINGS

           TIME, DATE AND PLACE

           SFX. The SFX Annual Meeting will be held at 10:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022.

           MMR. The MMR Special Meeting will be held at 9:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022.

           PURPOSES OF THE MEETINGS

           SFX. At the SFX Annual Meeting, the SFX Stockholders will be asked
(i) to approve the Merger Agreement and the Merger (Proposal 1), (ii) to approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized SFX Class A Shares from 10,000,000 to 100,000,000 (Proposal 2), (iii) to approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized SFX Class B Shares from 1,000,000 to 10,000,000 (Proposal 3), (iv) to approve the issuance to SCMC of warrants to purchase 300,000 SFX Class A Shares, which will be immediately exercisable upon approval by the SFX Stockholders, at an initial purchase price of $33.75 per share (the market price at the time the financial consulting arrangement was terminated), as partial consideration for, among other things, SCMC terminating its financial consulting arrangement with SFX and assigning to SFX its rights to receive fees for consulting and marketing services payable to SCMC by MMR and another publicly-held radio broadcasting company (Proposal 4),
(v) to elect eight directors to the SFX Board (Proposal 5), (vi) to approve SFX's 1996 Stock Option Plan and the performance goal included therein (Proposal 6), (vii) to ratify the appointment of Ernst & Young LLP as independent auditors of SFX for the fiscal year ending December 31, 1996 (Proposal 7), and (viii) to transact such other business as may properly come before the SFX Annual Meeting or any adjournments or postponements thereof. THE SFX BOARD UNANIMOUSLY RECOMMENDS THAT SFX STOCKHOLDERS VOTE FOR PROPOSALS 1 THROUGH 7. See "The Meetings--Matters to Be Considered at the Meetings."

           MMR. At the MMR Special Meeting, the MMR Stockholders will be asked
(i) to approve the Merger Agreement and the Merger (Proposal A), (ii) to approve an amendment to MMR's Restated Certificate of Incorporation providing that, in any merger, consolidation or business combination in which holders of capital stock of MMR are to be issued shares of common stock, all classes and series of capital stock of MMR shall receive the same consideration, except that the holders of any class or series of capital stock of MMR which is generally entitled to ten votes per share, or which is convertible into such a class or series, may receive shares which have ten votes per share (Proposal
B), and (iii) to transact such other business as may properly come before the MMR Special Meeting or any adjournments or postponements thereof. The effect of the amendment to MMR's Restated Certificate of Incorporation is to permit holders of MMR Class B Shares and MMR Original Preferred Shares (currently Messrs. Sillerman, Ferrel and Morrow) to receive SFX Class B Shares in the Merger. THE MMR BOARD RECOMMENDS THAT MMR STOCKHOLDERS VOTE FOR PROPOSALS A AND
B. See "The Meetings--Matters to Be Considered at the Meetings."

           RECORD DATES; SHARES OUTSTANDING; QUORUM REQUIRED

           SFX. Holders of record of SFX Shares at the close of business on October 1, 1996 are entitled to notice of and to vote at the SFX Annual Meeting. As of the close of business on such date there were 6,431,897 SFX Class A Shares and 856,126 SFX Class B Shares outstanding. The presence in person or by proxy of holders of a majority of the combined voting power of the SFX Shares shall constitute a quorum at the SFX Annual Meeting. See "The Meetings--Record Dates; Quorum; Voting at the Meetings."

           MMR. Holders of record of MMR Shares at the close of business on October 1, 1996 are entitled to notice of and to vote at the MMR Special Meeting. As of the close of business on such date there were 4,000,563 MMR Class A Shares and 633,334 MMR Class B Shares outstanding. The presence in person or by proxy of holders of a majority of the combined voting power of the MMR Class A Shares and the MMR Class B Shares shall constitute a quorum at the MMR Special Meeting. See "The Meetings--Record Dates; Quorum; Voting at the Meetings."

           VOTES REQUIRED

           SFX. The affirmative vote of a majority of the combined voting power of the outstanding SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) and voting on the proposal is necessary to approve Proposal 1.

           The affirmative vote of a majority of the combined voting power of the outstanding SFX Shares, and the affirmative vote of a majority of the outstanding SFX Class A Shares, voting separately, is necessary to approve Proposal 2. Failure to approve Proposal 2 will prevent the consummation of the Merger.

           The affirmative vote of a majority of the combined voting power of the outstanding SFX Shares, and the affirmative vote of a majority of the outstanding SFX Class B Shares, voting separately, is necessary to approve Proposal 3.

           The affirmative vote of a majority of the combined voting power of the SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) and voting on the proposal is necessary to approve Proposals 4 and 6.

           The affirmative vote of a plurality of the votes cast at the SFX Annual Meeting (at which a quorum is present) by the holders of the SFX Class A Shares, voting separately, is necessary to elect the three directors to be chosen by the holders of the SFX Class A Shares. The affirmative vote of a plurality of the votes cast at the SFX Annual Meeting (at which a quorum is present) by the holders of the SFX Shares is necessary to elect the remaining five directors (Proposal 5).

           The affirmative vote of a majority of the combined voting power of the SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) is necessary to ratify Proposal 7. See "The Meetings--Record Dates; Quorum; Voting at the Meetings."

           Mr. Sillerman will be able to control the outcome of the proposals to be voted on at the SFX Annual Meeting (other than Proposal 2 (which must be approved in order to consummate the Merger) and the election of three directors by the holders of SFX Class A Shares). See "--The Merger--Security Ownership and Voting of Management and Certain Other Persons" for a description of the voting power held by SFX's directors and executive officers.

           MMR. The affirmative vote of a majority of the combined voting power of the outstanding MMR Class A Shares and MMR Class B Shares, voting together (with each class entitled to one-vote-per-share), is necessary to approve Proposal A.

           The affirmative vote of a majority of the combined voting power of the outstanding MMR Class A Shares and MMR Class B Shares, voting together, and the affirmative vote of a majority of the outstanding MMR Class A Shares and MMR Class B Shares, each voting separately as a class, is necessary to approve Proposal B. See "The Meetings--Record Dates; Quorum; Voting at the Meetings."

           Mr. Sillerman together with management will control approximately 19.0% of the combined vote with respect to Proposal A and 6.2% of the MMR Class A Common Stock vote with respect to Proposal B. Mr. Sillerman, together with management and certain institutional stockholders who have agreed, under certain circumstances, to vote any shares held by them on the record date in favor of Proposals A and B, may control up to approximately 26.2% of the combined vote with respect to Proposal A and 13.4% of the class vote of the MMR Class A Shares with respect to Proposal B. See "--The Merger--Security Ownership and Voting of Management and Certain Other Persons" for a description of the voting power held by MMR's directors and executive officers.

           VOTES PER SHARE

           SFX. Each SFX Class A Share will be entitled to one vote and each SFX Class B Share will be entitled to ten votes in any matter scheduled to be voted upon by both classes at the SFX Annual Meeting or any adjournments or postponements thereof (except that, with respect to the class vote required to approve Proposal 2 and Proposal 3, each SFX Share will be entitled to one vote). See "The Meetings--Record Dates; Quorum; Voting at the Meetings."

           MMR. Each MMR Class A Share will be entitled to one vote in any matter scheduled to be voted upon at the MMR Special Meeting or any adjournments or postponements thereof.

           Each MMR Class B Share will be entitled to one vote on Proposal A because the Merger is a going-private transaction with an affiliate of Mr. Sillerman in respect of which the MMR Class B Shares are entitled to one vote per share pursuant to MMR's Restated Certificate of Incorporation. Each MMR Class B Share will be entitled to ten votes per share on Proposal B (except that, with respect to the MMR Class B Share class vote required to approve Proposal B, each MMR Class B Share will be entitled to one vote).

THE MERGER

           THE MERGER AGREEMENT

           Upon consummation of the Merger at the Effective Time (i) Acquisition Sub will be merged with and into MMR, which will be the surviving corporation and thereby become a wholly-owned subsidiary of SFX, and (ii) each issued and outstanding MMR Share and MMR Preferred Share (other than shares held in the treasury of MMR or by SFX or any subsidiary of SFX, all of which will be canceled) will be converted into the right to receive that number of SFX Class A Shares (in the case of MMR Class A Shares and MMR Series B Preferred Shares) or SFX Class B Shares (in the case of MMR Class B Shares and MMR Original Preferred Shares) equal to the Exchange Ratio. The Exchange Ratio is determined by dividing $12.50 by the average of the last reported bid and asked prices of an SFX Class A Share on the Nasdaq National Market for the 20 consecutive trading days ending on the Determination Date, subject to adjustment, among other things, in the event that the SFX Class A Stock Price exceeds $44.00 or is less than $32.00 during such time period. In the event that the SFX Class A Stock Price is less than $32.00 the Exchange Ratio will be
0.3750 (implying a value of less than $12.00 per MMR Share), subject to further adjustment. The adjustments to be made to the Exchange Ratio in the event that the SFX Class A Stock Price is less than $32.00 or more than $44.00 are described in "The Merger Agreement--The Exchange Ratio." The Exchange Ratio will be rounded to four decimal points. Fractional SFX Shares will not be issued in the Merger and, in lieu thereof, holders of MMR Shares and MMR Preferred Shares otherwise entitled thereto will be paid the value of such fraction, based on the SFX Class A Stock Price, in cash. If the MMR Stockholders do not approve Proposal B, SFX Class A Shares will be issued to all stockholders of MMR in lieu of SFX Class B Shares. See "The Merger Agreement--The Merger."

           The Merger Agreement provides that, in the event that MMR is unsuccessful in obtaining, on or prior to the Determination Date, the exchange of at least 50% of the 1,840,000 outstanding MMR Class B Warrants in the MMR Exchange Offer, then the Exchange Ratio shall be adjusted downward to the extent necessary to reduce the total dollar value of the SFX Class A Shares and SFX Class B Shares that would have otherwise been received by MMR security holders at the Effective Time (in each case calculated with reference to the SFX Class A Common Stock Price) by a dollar amount equal to the product of $2.50 times the number of MMR Class B Warrants outstanding immediately after such exchange in excess of 920,000. In the event that no MMR Class B Warrants are exchanged in the MMR Exchange Offer, the consideration to be received by MMR Stockholders would be reduced by approximately $0.39 per share. See "The Merger Agreement--The Exchange Ratio."

           The Merger Agreement provides that it may be terminated and the transactions contemplated thereby abandoned by MMR or the committee of the independent members of the MMR Board (the "MMR Independent Committee"), among other reasons, in the event that (i) the average of the last reported bid and asked prices for the SFX Class A Shares (the "Reported Price") for any seven consecutive trading days (the "Average Price") during the period commencing June 17, 1996 and ending on the Determination Date is less than $27.33 and (ii) the MMR Board or the MMR Independent Committee has delivered written notice to SFX of its intention to terminate the Merger Agreement (the "Price Termination Notice") within 48 hours following the date on which the Average Price is less than $27.33; provided, however, that SFX, upon the recommendation of the committee of independent members of the SFX Board (the "SFX Independent Committee"), has the right, but not the obligation, to deliver, within 48 hours after the receipt of the Price Termination Notice, a written notice (the "Make Whole Notice") pursuant to which it agrees that the stockholders of MMR shall receive no less than the Minimum Per Share Amount (as defined below), and provided, further, that SFX, upon the recommendation of the SFX Independent Committee, has the right to rescind such Make Whole Notice (the "Make Whole Rescission Notice") in the event that the Average Price at any time following the delivery of the Make Whole Notice is at least an additional $0.25 less than the Average Price as set forth in, and which triggered, the Price Termination Notice. In the event that SFX delivers the Make Whole Notice to MMR and does not deliver a Make Whole Rescission Notice, the Exchange Ratio (x) shall be determined as set forth above if the SFX Class A Stock Price equals or exceeds $27.33, and (y) if the SFX Class A Stock Price is less than $27.33, shall be increased such that, on the Determination Date, the product of the (a) Exchange Ratio as so adjusted, multiplied by (b) the SFX Class A Stock Price shall be an amount equal to $10.25 (such amount being referred to as the "Minimum Per Share Amount"). See "The Merger Agreement--Termination; Fees and Expenses."

           Based upon the shares of SFX and MMR outstanding on October 1, 1966 and assuming that the SFX Class A Stock Price was $43.9875 (the value calculated as if October 1, 1996 was the Effective Time), resulting in an Exchange Ratio of 0.2842, (i) the MMR Stockholders would receive approximately 2,466,000 SFX Class A Shares (including SFX Class A Shares issuable upon the exercise of options and warrants) and approximately 198,940 SFX Class B Shares in the Merger, representing approximately 29.3% of the total number of SFX Shares and approximately 24.0% of the combined voting power of the SFX Shares, and (ii) the MMR Stockholders (other than Messrs. Morrow, Ferrel and Sillerman) would receive approximately 2,328,730 SFX Class A Shares and no SFX Class B Shares in the Merger, representing approximately 25.6% of the total number of SFX Shares and approximately 12.5% of the combined voting power of the SFX Shares. See "The Merger Agreement--The Merger."

           Warrants and options of MMR exercisable for an aggregate of 4,476,639 MMR Class A Shares are outstanding, which would represent the right to acquire approximately 1,272,261 SFX Class A Shares after the Merger. In addition, pursuant to the terms of the Consent Agreement (the "Huff Consent Agreement") between SFX, MMR and The Huff Alternative Income Fund, L.L.P. ("Huff"), SFX will issue to Huff a warrant exercisable for SFX Class A Shares equal to 175,000 multiplied by the Exchange Ratio. Of the outstanding warrants and options of MMR, 1,055,437 MMR Class A Shares are issuable upon the exercise of MMR Class A Warrants which MMR commenced calling for redemption on or about the date of this Joint Proxy Statement/Prospectus at a redemption price of $0.01 per warrant. It is expected that substantially all of the holders of the MMR Class A Warrants will exercise such warrants and acquire MMR Class A Shares. See "The Merger Agreement--The Merger." In addition, 1,840,000 MMR Class A Shares are issuable upon the exercise of MMR Class B Warrants. If all outstanding MMR Class B Warrants are exchanged in the MMR Exchange Offer, MMR will issue 368,000 MMR Class A Shares.

           The Merger Agreement provides that, on or prior to the Effective Time, MMR shall use its best efforts to repay all amounts due under the Senior Subordinated Debentures due 2001 of MMR (the "MMR Senior Subordinated Debentures") and redeem all shares of its Senior Cumulative Preferred Shares, par value $0.01 per share, of MMR ("MMR Senior Cumulative Preferred Shares"). All of the MMR Senior Subordinated Debentures and all of the MMR Senior Cumulative Preferred Shares are held by Huff. Pursuant to the Huff Consent Agreement, MMR has agreed to repay and redeem in full, at or immediately prior to the Effective Time, the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Shares for an aggregate purchase price of $21.0 million plus accrued and unpaid interest and dividends through the date of repayment and redemption. In the Huff Consent Agreement, SFX agreed, among other things, at the Effective Time, to issue to Huff additional warrants to acquire that number of SFX Class A Shares equal to 175,000 multiplied by the Exchange Ratio. The Huff Consent Agreement contains Huff's consent to the Merger on the terms and conditions set forth therein. In addition, on or prior to the Effective Time, MMR must have repaid or provided for the repayment of all amounts outstanding under the loan agreement (the "Finova Loan"), with Finova Capital Corporation ("Finova"). As of September 30, 1996 there was approximately $21.7 million outstanding under the Finova Loan. Simultaneously with the consummation of the Merger, it is anticipated that SFX will pay for the redemption of the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Shares and the repayment of the Finova Loan. See "The Merger Agreement--The Merger."

           INDEPENDENT COMMITTEES

           The SFX Board appointed the two members of the SFX Board who were elected by the holders of the SFX Class A Shares and are considered "independent directors" within the meaning of the rules of the National Association of Securities Dealers, Inc. (the "NASD") and SFX's Restated Certificate of Incorporation, to the SFX Independent Committee to evaluate the Merger Agreement on behalf of SFX. Likewise, the MMR Board appointed the two members of the MMR Board who were elected by the holders of the MMR Class A Shares and are considered "independent directors" within the meaning of the rules of NASD and MMR's Restated Certificate of Incorporation, to the MMR Independent Committee to evaluate the Merger Agreement on behalf of MMR.

           REASONS FOR THE MERGER; INDEPENDENT COMMITTEE AND
           BOARD RECOMMENDATIONS

           SFX. In reaching its conclusions to enter into the Merger Agreement and to recommend approval and adoption of the Merger Agreement by the SFX Stockholders, the SFX Independent Committee and the SFX Board considered a number of factors, including, without limitation, the following: the complementary business strategies of the companies; an analysis of the opportunities for cost savings and operational synergies; and the opportunity to eliminate potential conflicts of interests and artificial operating constraints.

           The SFX Board and the SFX Independent Committee each believes that the terms of the Merger, and the related stock issuance, are fair to, and in the best interests of, SFX and its stockholders. Accordingly, each of the SFX Board and the SFX Independent Committee has unanimously approved the issuance of SFX Shares pursuant to the Merger Agreement and has recommended the approval by the SFX Stockholders of the issuance of such shares. The SFX Board and the SFX Independent Committee believe that the acquisition of MMR will further SFX's long-term strategic objective to remain a major competitor in the radio broadcasting business.

           MMR. The MMR Board and the MMR Independent Committee each believes that the Merger will enable the MMR Stockholders, on a tax free basis, to become stockholders in a significantly larger company that will be better positioned than MMR to compete effectively in the changing radio industry. The MMR Board and the MMR Independent Committee each believes that the Merger with SFX is in the best interests of MMR and the MMR Stockholders and that the Merger will allow MMR to more fully avail itself of the expertise of Mr. Sillerman, SCMC and their affiliates beyond the limited financial assistance provided for in MMR's consulting agreement with SCMC. Accordingly, the MMR Board (with the one Director representing one of MMR's debt holders abstaining due to a potential conflict of interest) and the MMR Independent Committee unanimously approved the Merger Agreement and the Merger and recommend that the MMR Stockholders vote in favor of Proposal A. The MMR Board (with one member abstaining due to a potential conflict of interest) unanimously recommends that the MMR Stockholders vote in favor of Proposal B.

           For a discussion of the factors considered by the respective Independent Committees and Boards of Directors in reaching their decisions with respect to the Merger, see "Proposals 1 and A--The Merger--Effects of and Reasons for the Merger; Recommendations of the Boards of Directors."

           RISK FACTORS

           In considering their votes to approve and adopt the Merger, stockholders should consider, among others, the following risk factors: a variable Exchange Ratio, risks related to the Merger and the Pending Acquisitions and Dispositions (as defined herein), litigation regarding the Merger, risks associated with the integration of the stations to be acquired by SFX in the Merger, risks related to regulatory matters, SFX's substantial leverage and inability to service obligations, SFX's historical losses, SFX's expansion strategy and need for additional funds, the control by management of SFX, potential conflicts of interest, SFX's dependence upon key personnel, SFX's dependence on economic factors, and others. See "Risk Factors."

           SECURITY OWNERSHIP AND VOTING OF MANAGEMENT AND CERTAIN
           OTHER PERSONS

           SFX. Mr. Sillerman, the Chairman of the Board and Chief Executive Officer of SFX, may be deemed to be the beneficial owner of approximately 5.9% of the outstanding SFX Class A Shares and 100.0% of the outstanding SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represent approximately 12.4% of the outstanding SFX Shares and approximately 57.4% of the combined voting power of the outstanding SFX Shares. Directors and executive officers of SFX (including Mr. Sillerman) may be deemed to be the beneficial owners of approximately 6.9% of the outstanding SFX Class A Shares and 100.0% of the outstanding SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represent approximately 12.5% of the outstanding SFX Shares and approximately 57.5% of the combined voting power of the outstanding SFX Shares. Mr. Sillerman and each of the other directors and executive officers of SFX have indicated that they intend to vote or direct the vote of all the outstanding SFX Shares over which they have voting control in favor of Proposals 1 through 4, the nominees for director set forth herein with respect to Proposal 5, and Proposals 6 and 7; provided, however, that Mr. Sillerman will refrain from voting SFX Class A Shares which may be beneficially owned by him with respect to the election of the three directors to be elected by the holders of SFX Class A Shares. Accordingly, Mr. Sillerman alone and with the other directors and executive officers of SFX, is expected to be able to control the outcome of all matters upon which he votes, including the proposals to be voted on at the SFX Annual Meeting (other than Proposal 2 (which must be approved in order to consummate the Merger) and the election of three directors by the holders of SFX Class A Shares).

           MMR. Management of MMR including Bruce Morrow and Michael Ferrel, together with Mr. Sillerman may be deemed to beneficially own 336,000 MMR Class A Shares and 633,334 MMR Class B Shares, which (exclusive of stock options and warrants) represent 19.0% of the outstanding combined voting power of MMR with respect to Proposal A and 63.7% of the outstanding combined voting power with respect to Proposal B (and 6.2% and 100.0% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, for Proposal B). See "Security Ownership of Management and Principal Stockholders of MMR." All members of management of MMR and

Mr. Sillerman have informed MMR that they intend to vote their MMR Shares in favor of Proposals A and B. Each of Messrs. Morrow, Ferrel, and Sillerman has executed a letter of voting intent that was delivered to the MMR Independent Committee prior to the execution of the Merger Agreement which stated that he intended to vote for the Merger and against any competing transaction. In addition, certain institutional stockholders owning an aggregate of 7.2% of the MMR Class A Shares have agreed, under certain circumstances, to vote any shares held by them on the record date for the MMR Special Meeting in favor of Proposals A and B. Accordingly, Mr. Sillerman, together with management, and certain institutional stockholders, may control up to approximately 26.2% of the combined vote with respect to Proposal A and 13.4% of the MMR Class A Common Stock vote with respect to Proposal B.

           OPINIONS OF FINANCIAL ADVISORS

           SFX. Furman Selz LLC ("Furman Selz") has been retained by the SFX Independent Committee to act as its financial advisor. On September 30, 1996, Furman Selz delivered its opinion to the SFX Independent Committee that as of such date the Exchange Ratio to be offered in the Merger was fair, from a financial point of view, to the SFX Stockholders (other than Mr. Sillerman and his affiliates). Such opinion was subsequently reaffirmed on the date of this Joint Proxy Statement/Prospectus.

           A copy of the opinion of Furman Selz is attached to this Joint Proxy Statement/Prospectus as Annex F. Such opinion sets forth the assumptions made and matters considered by, and scope of review of, Furman Selz and should be read in its entirety.

           MMR. Oppenheimer & Co., Inc. ("Oppenheimer") has been retained by the MMR Independent Committee to act as its financial advisor. On September 30, 1996, Oppenheimer delivered its opinion to the MMR Independent Committee that as of such date the Exchange Ratio with respect to the MMR Class A Shares was fair, from a financial point of view, to the holders of the MMR Class A Shares (excluding for the purposes of such opinion Messrs. Morrow, Ferrel and Sillerman). Such opinion was subsequently reaffirmed on the date of this Joint Proxy Statement/Prospectus.

           A copy of the opinion of Oppenheimer is attached to this Joint Proxy Statement/Prospectus as Annex G. Such opinion sets forth the assumptions made and matters considered by, and scope of review of, Oppenheimer and should be read in its entirety.

           See "Proposals 1 and A--The Merger--Opinions of Financial Advisors," for a discussion of Furman Selz's and Oppenheimer's opinions. Such section also contains a discussion of the fees to be paid to Furman Selz and Oppenheimer for serving as financial advisor to the SFX Independent Committee and the MMR Independent Committee, respectively.

           INTERESTS OF CERTAIN PERSONS IN THE MERGER

           In considering the recommendations of the SFX Board and the MMR Board, stockholders should be aware that certain members of SFX's and MMR's management and Boards of Directors have certain interests in the Merger that may be construed to differ from the interests of the MMR Stockholders and SFX Stockholders generally.

           While in the Merger all MMR Stockholders are to receive the same economic consideration, the holders of MMR Class A Common Stock are to receive SFX Class A Shares, which have one vote per share, Messrs. Sillerman, Ferrel and Morrow, as the holders of MMR Class B Shares and MMR Original Preferred Shares, will receive SFX Class B Shares which has ten votes per share on most matters, assuming Proposal B is approved. Mr. Sillerman, the Chairman of the Board and Chief Executive Officer of SFX, and a significant stockholder of MMR, may be deemed to be the beneficial owner of approximately 12.4% and 14.7% of the outstanding SFX Shares and the MMR Shares, respectively, which (excluding options and warrants to acquire SFX Shares or MMR Shares) represent approximately 57.4% and 49.5% of the combined voting power of the outstanding SFX Shares and the MMR Shares, respectively. If the Merger is approved by the holders of the SFX Shares and the MMR Shares, Mr. Sillerman may be deemed to be the beneficial owner (excluding options and warrants) of approximately 54.5% of the combined voting power of the SFX Shares after the Merger, assuming that Proposal B is approved, or approximately 52.6% if Proposal B is not approved. In addition, (i) Mr. Sillerman is the principal stockholder of SCMC, which received a $2.0 million non-refundable payment for providing investment banking services to MMR in connection with the Merger (which payment was made by SFX on behalf of MMR), and (ii) SFX has agreed to forgive, upon consummation of the Merger, a $2.0 million loan to SCMC plus accrued and unpaid interest thereon and has issued warrants to SCMC to purchase up to 600,000 SFX Class A Shares at an initial exercise price of $33.75 per share (the market price at the time the financial consulting arrangement was terminated), of which warrants to purchase 300,000 shares are immediately exercisable and the exercise of the remaining warrants are subject to the approval of Proposal 4. Mr. Howard Tytel, the Executive Vice President, Secretary and a Director of SFX, is an officer and director of SCMC. See "Certain Relationships and Related Transactions."

           Kenneth Harmonay, a Director of MMR who abstained from voting on the Merger, is an employee of, and was selected for nomination by, Huff. The approval of Huff, as the holder of certain debt securities of MMR, is required to consummate the Merger. Pursuant to the Huff Consent, at or prior to the Effective Time, the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Shares held by Huff are to be redeemed for $21.0 million, representing a substantial premium. In addition, SFX agreed to issue certain additional warrants to Huff.
See "The Merger Agreement--Repayment of Certain Indebtedness."

           Upon the consummation of the Merger, it is anticipated that Mr. Ferrel, the President, Chief Operating Officer and Chief Executive Officer and a Director of MMR, will become the Chief Executive Officer and a Director of SFX and, in anticipation of such employment and for serving as a consultant to SFX, Mr. Ferrel has received stock options from SFX to purchase 50,000 SFX Class A Shares. Pursuant to the terms of the Merger Agreement, Mr. Ferrel currently serves as a consultant to SFX. SFX and Mr. Ferrel are negotiating the terms of his employment agreement with SFX, the terms of which may provide him with substantial benefits even if the Merger does not occur. See "Remuneration of Management of SFX--Employment Agreements."

           In connection with the Merger, each of Paul Kramer and James F. O'Grady, Jr. (the "SFX Independent Directors") served as the members of the SFX Independent Committee, evaluated the terms of the Merger and the SCMC Termination Agreement and received a one-time fee of $50,000. Such fee was payable regardless of whether or not a Proposal was made and whether or not the Merger was or is approved by the SFX Independent Committee, the SFX Board or the SFX Stockholders. In connection with the Merger, each of Edward Simon and Myles Schumer (the "MMR Independent Directors"), served as members of the MMR Independent Committee, evaluated the terms of the Merger and received a one-time fee of $20,000. Such fee was payable regardless of whether or not a Proposal was made and whether or not the Merger was or is approved by the MMR Independent Committee, the MMR Board or the MMR Stockholders.

           In the Merger, the holders of MMR Series B Preferred Shares, which are convertible into MMR Class A Shares only if a certain test of Broadcast Cash Flow (as defined herein) is met in 1997 and which can be redeemed by MMR for $0.01 per share if such test is not met, will receive SFX Class A Shares. Such SFX Class A Shares will not be subject to any Broadcast Cash Flow or other test nor will they be subject to redemption by SFX. The holders of the MMR Series B Preferred Shares are directors or officers of MMR or SCMC. See "Management of MMR--Preferred Stock Issuance."

           See, in general, "Proposals 1 and A--The Merger--Background of the Merger" and "--Interests of Certain Persons in the Merger." See "Proposals 1 and A--The Merger--Opinions of Financial Advisors" for a discussion of the fees to be paid to Furman Selz and Oppenheimer for serving as financial advisor to the SFX Independent Committee and the MMR Independent Committee, respectively.

           EFFECTIVE TIME OF THE MERGER; REGULATORY MATTERS

           It is anticipated that the Merger will become effective as promptly as practicable after the requisite stockholder approvals have been obtained and all other conditions to the Merger have been satisfied or waived. See "The Merger Agreement--Conditions."

           CONDITIONS TO THE MERGER; TERMINATION OF THE MERGER AGREEMENT; ALTERNATE PROPOSAL FEE AND OTHER TERMINATION FEES

           The obligations of SFX and MMR to consummate the Merger are subject to the satisfaction of certain conditions, including, without limitation, obtaining requisite stockholder approvals and FCC approval, the expiration or termination of any relevant waiting period under the HSR Act, the absence of any injunction prohibiting consummation of the Merger, and the receipt of certain legal opinions to the effect that the Merger will qualify as a tax-free reorganization for federal income tax purposes. See "Proposals 1 and A--The Merger--Certain Federal Income Tax Consequences," "--Regulatory Matters" and "The Merger Agreement--Conditions."

           The Merger Agreement is subject to termination by mutual consent of the SFX Board and the MMR Board (including the Independent Committees thereof) or at the option of either SFX or MMR if the Merger is not consummated before December 31, 1997, subject to extension in certain instances (unless the failure to consummate the Merger by such date is due to the action or failure of the party seeking to terminate), or by either SFX or MMR (i) if the stockholders of the other party shall have failed to approve the Merger Agreement and the Merger, or (ii) in the event of any breach of the Merger Agreement by the other party, unless such party is using its best efforts to cure such breach. See "The Merger Agreement--Termination; Fees and Expenses."

           The Merger Agreement further provides that it may be terminated and the transactions contemplated thereby abandoned by the MMR Board or the MMR Independent Committee in certain circumstances if the Average Price declines to less than $27.33. See "The Merger Agreement--Termination; Fees and Expenses."

           The Merger Agreement provides that MMR shall pay SFX a fee of $3.5 million (the "Alternate Proposal Fee"), which amount is inclusive of certain expenses, in the event that the Merger Agreement is terminated as a consequence of (i) MMR accepting a Competing Transaction, (ii) the MMR Board or the MMR Independent Committee (a) having failed to recommend, withdrawing or materially modifying its recommendation of the Merger and the Merger Agreement (other than due to a decrease in the price of the SFX Class A Shares, a breach of a representation by SFX, failure of the SFX Board or the SFX Independent Committee to recommend or the SFX Board or SFX Independent Committee withdrawing or materially modifying the recommendation of the Merger and the Merger Agreement, or withdrawal of Oppenheimer's fairness opinion), or (b) recommending or failing to recommend against accepting a Competing Transaction,
(iii) any party (other than SFX, Acquisition Sub or their affiliates) acquires beneficial ownership of 30% or more of any class of MMR's capital stock, or
(iv) the MMR Stockholders having failed to approve the Merger, a proposal for a Competing Transaction shall have been made prior to such termination and any Competing Transaction is consummated within one year of such termination. See "The Merger Agreement--Termination; Fees and Expenses."

           The Merger Agreement further provides that SFX shall pay MMR a fee of $1.0 million, which amount is inclusive of certain expenses, in the event that a majority of the combined voting power of SFX votes with respect to, but does not vote in favor of, the Merger. Except in connection with a termination pursuant to which the Alternate Proposal Fee would otherwise be due and owing, MMR shall pay SFX a fee of $1.0 million, which amount is inclusive of certain expenses, if a majority of the combined voting power of MMR votes with respect to, but does not vote in favor of, the Merger. See "The Merger Agreement--Termination; Fees and Expenses."

           In the event that the Merger Agreement is terminated pursuant to certain provisions thereof, MMR will have the right but not the obligation, subject to the receipt of prior FCC approval and the receipt of any required consents from Finova and Huff, to acquire from SFX radio stations WHCN-FM, WMRQ-FM and WPOP-AM, each operating in Hartford, Connecticut, WSNE-FM, WHJY-FM and WHJJ-AM, each operating in Providence, Rhode Island, WMXB-FM, operating in Richmond, Virginia and WGNA-FM, WGNA-AM, WPYX-FM, WTRY-AM and SFX's interest in a joint sales agreement ("JSA") with respect to WYSR-FM, each operating in the Albany, New York (collectively, the "MMR Liberty Stations") for $100.0 million, in which event SFX will be subject to a substantial tax liability. In the event the Merger Agreement is terminated pursuant to certain provisions thereof, SFX will have the right to structure an exchange of certain of MMR's stations for the MMR Liberty Stations, subject to any necessary prior FCC approval, in a transaction which is intended to qualify as a like-kind exchange under Section 1031 of the Code. See "Certain Relationships and Related Transactions--Material Contacts Between SFX and MMR." In the event that the Merger Agreement is terminated MMR may be required to prepay a portion of the MMR Senior Subordinated Debentures. In such event, there can be no assurance that MMR will have the funds necessary to do so or that SFX will be able to structure a tax-free exchange. See "MMR's Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

           NO SOLICITATION

           The Merger Agreement provides that MMR may not solicit, initiate or encourage (including by way of furnishing information) any person, entity or group concerning any Competing Transaction, provided that MMR may participate in negotiations with or furnish information to a third party if the MMR Board, after consultation with independent legal counsel and its investment banker, determines that such action is required by the MMR Board to comply with its fiduciary duties under applicable law. The Merger Agreement provides that MMR shall promptly notify SFX of any such proposals or inquiries. See "The Merger Agreement--Non-Solicitation."

           APPRAISAL RIGHTS

           Holders of MMR Class A Shares are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. Holders of MMR Class B Shares, MMR Original Preferred Shares and MMR Series B Preferred Shares will be entitled to exercise dissenters' appraisal rights by following the procedures set forth in Section 262 of the DGCL. However, MMR believes that no such holders (all of whom are currently executive officers and/or directors of MMR or SCMC) will exercise dissenters' appraisal rights. Holders of SFX Shares are not entitled to dissenters' appraisal rights under the DGCL in connection with the Merger. See "Proposals 1 and A--The Merger--Appraisal Rights."

           CERTAIN LEGAL PROCEEDINGS

           See "Risk Factors--Litigation Relating to the Merger" and "Proposals 1 and A--The Merger--Certain Legal Proceedings" for a description of a litigation brought by an alleged MMR Stockholder seeking to enjoin the Merger or, in the alternative, monetary damages.

           CERTAIN FEDERAL INCOME TAX CONSEQUENCES

           The Merger is intended to be a tax-free reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). If the Merger so qualifies, no gain or loss will be recognized by SFX or MMR and no gain or loss will be recognized by MMR Stockholders upon their receipt of SFX Shares upon the conversion of their MMR Shares or MMR Preferred Shares, except in respect of cash received in lieu of fractional shares. Each of SFX and MMR has received an opinion of counsel to the effect that, subject to the existence of certain facts and representations, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Consummation of the Merger is conditioned upon the receipt of a similar opinion dated as of the date of the Merger.
See "Proposals 1 and A--The Merger--Certain Federal Income Tax Consequences."

           ACCOUNTING TREATMENT

           The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles ("GAAP"). Under the purchase method of accounting, the purchase price of MMR, including direct costs of the Merger, will be allocated to the assets acquired and the liabilities assumed based upon their estimated relative fair value, with the excess purchase consideration allocated to goodwill. See "Proposals 1 and A--The Merger--Accounting Treatment."

           COMPARISON OF STOCKHOLDER RIGHTS

           See "Comparison of Stockholders' Rights" for a description of the material differences between the rights of holders of SFX Shares and MMR Shares.

                  SUMMARY CONSOLIDATED FINANCIAL DATA OF SFX
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The Summary Consolidated Financial Data of SFX and predecessors include the historical financial statements of Capstar Communications, Inc., a predecessor of SFX ("Capstar"), and the historical financial statements of SFX since its formation on February 26, 1992. The Summary Consolidated Financial Data as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 have been derived from the unaudited consolidated financial statements and notes thereto of SFX which are incorporated herein by reference. The pro forma summary data as of June 30, 1996 and for the year ended December 31, 1995 and the six months ended June 30, 1996 are derived from the unaudited pro forma condensed combined financial statements which, in the opinion of SFX, reflect all adjustments necessary for a fair presentation of the transactions for which such pro forma financial information is given. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be achieved for the fiscal year ending December 31, 1996. The historical consolidated financial results for SFX are not comparable from year to year because of the acquisition and disposition of various radio stations by SFX during the periods covered. See "Unaudited Pro Forma Condensed Combined Financial Statements of SFX."


                                                                           YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------------

                                                    1991          1992         1993          1994          1995
                                               ---------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Net revenues(1) ............................     $ 13,442      $ 15,003      $ 34,233      $ 55,556      $ 76,830
Station operating expenses .................        9,105         9,624        21,555        33,956        51,039
Depreciation, amortization, duopoly
   integration costs and acquisition related
   costs(2) ................................        3,726         3,208         4,475         5,873         9,137
Corporate expenses .........................          726           769         1,808         2,964         3,797
Corporate expenses-non-recurring
   charge(3) ...............................         --            --          13,980          --            --
Write down of broadcast rights
   agreement and other(4) ..................         --            --            --            --           5,000
                                                 --------       -------       -------      --------      --------
Operating income (loss) ....................         (115)        1,402        (7,585)       12,763         7,857
Other (income) loss/net ....................         (124)                        (17)          121          (650)
Interest expense, including
   amortization of deferred
   financing costs .........................        4,241         3,610         7,351         9,332        12,903

Minority Interest  .........................         --            --            --            --            --
                                                 --------       -------       -------      --------      --------

Income (loss) before income taxes,
   extraordinary item and cumulative effect
   of a change in accounting principle .....       (4,232)       (2,208)      (14,919)        3,310        (4,396)
Income tax expense (benefit) ...............         --            --           1,015         1,474          --
Extraordinary loss on debt retirement ......         --            --           1,665          --            --
Cumulative effect of a change
   in accounting principle .................         --            --             182          --            --
                                                 --------       -------       -------      --------      --------
Net income (loss) ..........................       (4,232)       (2,208)      (17,781)        1,836        (4,396)
Redeemable preferred stock dividends and
  accretion(5) .............................          302           385           557           348           291
                                                 --------       -------       -------      --------      --------
Net income (loss) applicable to
   common stock ............................     $ (4,534)     $ (2,593)     $(18,338)     $  1,488      $ (4,687)
                                                 ========       =======       =======      ========      ========
Net income (loss) per share ................     $  (3.85)     $  (2.20)     $  (7.08)     $   0.26      $  (0.71)
                                                 ========       =======       =======      ========      ========
Weighted average common
   shares outstanding ......................        1,179         1,179         2,589         5,792         6,596
                                                 ========       =======       =======      ========      ========
OTHER OPERATING DATA:
Broadcast Cash Flow(6) .....................     $  4,337      $  5,379      $ 12,678      $ 21,600      $ 25,791
EBITDA (6) .................................        3,611         4,610        10,870        18,636        21,994







[TABLE RESTUBBED FROM ABOVE]


      YEAR ENDED DECEMBER 31,                       SIX MONTHS ENDED JUNE 30,
--------------------------------    -------------------------------------------------------------
 PRO FORMA FOR                                             PRO FORMA FOR
   THE RECENT                                                THE RECENT
  ACQUISITIONS   PRO FORMA FOR                              ACQUISITIONS   PRO FORMA FOR
    AND THE        THE RECENT                                 AND THE        THE RECENT
  TRANSACTIONS    ACQUISITIONS                              TRANSACTIONS    ACQUISITIONS
(OTHER THAN THE     AND THE                               (OTHER THAN THE     AND THE
  MERGER) (7)   TRANSACTIONS(7)                             MERGER) (8)   TRANSACTIONS (8)
  (UNAUDITED)     (UNAUDITED)   (UNAUDITED)  (UNAUDITED)    (UNAUDITED)     (UNAUDITED)

    1995           1995           1995          1996           1996            1996
--------------------------------------------------------------------------------------------------


$ 184,770      $ 207,752      $  34,441      $  47,554      $  96,548      $ 108,057
  122,328        135,392         23,381         33,177         62,084         68,706


   28,273         32,103          3,684          4,648         13,350         15,001
    5,097          6,350          1,779          2,790          3,418          4,044
     --              --             --             --
     --            1,114          5,000         27,489         25,889         26,435
---------      ---------      ---------      ---------      ---------      ---------

   29,072         32,793            597        (20,550)        (8,193)        (6,129)
     (707)          (707)           (99)        (2,298)        (2,318)        (2,318)


   55,673         55,673          6,067          9,588         27,835         27,835
        3              3           --             --              (10)           (10)
---------      ---------      ---------      ---------      ---------      ---------

  (25,897)       (22,176)        (5,371)       (27,840)       (33,700)       (31,636)
     --             --           (2,300)          --             --             --
     --             --             --           15,219           --             --
     --             --             --             --             --             --
---------      ---------      ---------      ---------      ---------      ---------
  (25,897)       (22,176)        (3,071)       (43,059)       (33,700)       (31,636)

    9,956          9,956            144            967          4,959          4,959
---------      ---------      ---------      ---------      ---------      ---------
$ (35,853)     $ (32,132)     $  (3,215)     $ (44,026)     $ (38,659)     $ (36,595)
=========      =========      =========      =========      =========      =========

$   (4.81)     $   (3.48)     $   (0.54)     $   (5.91)     $   (5.19)     $   (3.96)
=========      =========      =========      =========      =========      =========


    7,448          9,238          5,946          7,448          7,448          9,238
=========      =========      =========      =========      =========      =========


$  62,442      $  72,360      $  11,060      $  14,377      $  34,464      $  39,351
   57,345         66,010          9,281         11,587         31,046         35,307




                                                     DECEMBER 31,
                              ------------------------------------------------------------



                               1991         1992         1993        1994         1995
                              ------------------------------------------------------------
BALANCE SHEET DATA:

                                                                                 $   11,89
Cash and cash equivalents.    $      96   $      657    $  10,287   $   3,194            3
Current assets............        3,065        4,515       31,273      28,367       32,505
Total assets..............       37,367       36,127      152,871     145,808      187,337
Long-term debt............       38,828       39,011       81,627      81,516       81,850
Redeemable preferred stock:
     Series A Preferred Stock     2,839        3,892          917          --           --
     Series B Preferred Stock       133           --        2,784       2,466        1,735
     Series C Preferred Stock        --           --           --          --        1,550
     Series D  Cumulative
          Convertible
          Preferred Stock.           --           --           --          --           --
Stockholders' equity......      (6,951)      (9,411)       48,598      48,856       83,061



[TABLE RESTUBBED FROM ABOVE]

                                    JUNE 30, 1996
 -------------------------------------------------------------------------------------
                 PRO FORMA FOR THE PENDING
              TRANSACTIONS AS OF JUNE 30, 1996         PRO FORMA FOR THE PENDING
                (OTHER THAN THE MERGER) (8)       TRANSACTIONS AS OF JUNE 30, 1996(8)
  ACTUAL                (UNAUDITED)                           (UNAUDITED)
 -------------------------------------------------------------------------------------


   $378,794                             $50,189                                 $2,396
    405,381                              88,575                                 45,330
    661,452                             759,457                                862,121
    451,170                             508,369                                508,369

         --                                  --                                     --
      1,836                               1,836                                  1,836
      1,592                                  --                                     --


    149,500                             149,500                                149,500
     29,907                              29,784                                116,909









----------------

           (1) Net revenues on a pro forma basis includes $3,584,000 and $2,770,000 of fees from Triathlon Broadcasting Company ("Triathlon") for the year ended December 31, 1995 and six months ended June 30, 1996, respectively, that would have been received by SFX had the SCMC Termination Agreement been in effect as of January 1, 1995. Future fees may be lesser or greater based upon future acquisition and financing activities of Triathlon.

           (2) Includes $1,400,000 of duopoly integration costs during the year ended December 31, 1995.

           (3) Represents the 1993 non-cash non-recurring charge related to the valuation of the common stock issued to SFX's founders at SFX's initial public offering in September 1993 and certain pooling costs related to the merger of Capstar with and into a subsidiary of SFX.

           (4) Amounts for the six months ended June 30, 1996 reflect non-recurring charges related to the Hicks Agreement, Armstrong Agreement and the SCMC Termination Agreement.

           (5) Includes dividends on preferred stock which SFX redeemed in 1993, accretion on outstanding redeemable preferred stock and assumed dividends on the SFX Series D Preferred Shares (as defined herein).

           (6) Broadcast Cash Flow means net revenues (including, where applicable, fees earned on a pro forma basis by SFX pursuant to the SCMC Termination Agreement) less station operating expenses. EBITDA means net income (loss) before (i) extraordinary items, (ii) provisions for income taxes, (iii) interest (income) expense, (iv) other (income) expense, (v) cumulative effects of changes in accounting principles, (vi) depreciation, amortization, duopoly integration costs and acquisition related costs, and
(vii) non-recurring charges. The difference between Broadcast Cash Flow and EBITDA is that EBITDA includes corporate expenses. Although Broadcast Cash Flow and EBITDA are not measures of performance calculated in accordance with GAAP, SFX believes that Broadcast Cash Flow and EBITDA are accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the performance of broadcasting companies. In addition, EBITDA is the basis for determining compliance with several covenants in certain of SFX's debt instruments. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining SFX's operating performance or liquidity which is calculated in accordance with GAAP.

           (7) The Unaudited Pro Forma Statement of Operations Data for the six months ended June 30, 1996 and the year ended December 31, 1995 are presented as if SFX had completed the Recent Acquisitions and the Transactions as of January 1, 1995. The terms "Recent Acquisitions" and "Transactions" are defined in the Glossary attached as Annex A to this Joint Proxy Statement/Prospectus.

           (8) The Unaudited Pro Forma Balance Sheet Data at June 30, 1996 is presented as if SFX had completed as of June 30, 1996 the Pending Transactions As Of June 30, 1996. The term "Pending Transactions As Of June 30, 1996" is defined in "Unaudited Pro Forma Condensed Combined Financial Statements of SFX" and in the Glossary attached as Annex A to this Joint Proxy Statement/Prospectus.

                  SUMMARY CONSOLIDATED FINANCIAL DATA OF MMR
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

        The Summary Consolidated Financial Data of MMR presented below should be read in conjunction with the information set forth in "Selected Financial Information of MMR," "Unaudited Pro Forma Condensed Combined Financial Statements of MMR" and the notes thereto, "MMR's Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of MMR and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The Summary Consolidated Financial Data of MMR have been derived from the audited and unaudited historical financial statements of MMR and of the prior owners of the radio stations acquired by MMR in July 1993. The pro forma summary data as of June 30, 1996 and for the year ended December 31, 1995 and the six months ended June 30, 1996 are derived from the unaudited pro forma condensed combined financial statements of MMR which, in the opinion of MMR, reflect all adjustments necessary for a fair presentation of the transactions for which such pro forma financial information is given. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be achieved for the fiscal year ending December 31, 1996. The historical consolidated financial results for MMR are not comparable from period to period because of the acquisitions and dispositions of various radio stations by MMR during the periods covered. The Summary Consolidated Financial Data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 have been derived from the unaudited combined financial statements of MMR included elsewhere in this Joint Proxy Statement/Prospectus.


                                    PREDECESSORS                            YEAR ENDED DECEMBER 31,
                                                      FIVE MONTHS     ---------------------------------------
                                    SEVEN MONTHS         ENDED                                     (UNAUDITED)
                                       ENDED         DECEMBER 31,                                   PRO FORMA
                                   JULY 29, 1993         1993          1994            1995           1995 (1)
                                   ---------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net revenues (2) ................      $  2,608       $  2,203       $  7,117       $ 18,288       $ 22,982
Station operating expenses ......         1,580          1,300          4,807         11,026         13,928
Depreciation and amortization ...           182            397          1,146          1,750          2,337
Corporate, general and
   administrative expenses ......            80            299            775          1,666          1,666
Non-cash compensation charge (3)           --              790            365            281          1,114
                                       --------       --------       --------       --------       --------
Operating income (loss) .........           766           (583)            24          3,565          3,937
Interest expense, net(4) ........           181            264            766          4,966          7,366
Provision for loss on pending
      sale of WRXR ..............          --             --             --             --             --
Costs relating to the Merger ....          --             --             --             --
Write-off of pending acquisition
   and financing costs ..........          --             --             --             --
Other expense (income) ..........            14             (3)             9            (11)           (25)
Income tax expense (benefit) ....          --               10             15            (59)           (59)
Extraordinary loss ..............          --             --             --              329           --
                                       --------       --------       --------       --------       --------
Net income (loss) ...............      $    571       $   (854)      $   (766)      $ (1,660)      $ (3,345)
                                       ========       ========       ========       ========       ========
Net loss per common share .......                     $  (0.52)      $  (0.25)      $  (0.48)      $  (0.59)
Weighted average common  shares
   outstanding ..................                        1,629          3,036          3,490          5,699
SUPPLEMENTAL OPERATING DATA:
Broadcast Cash Flow(5) ..........      $  1,028       $    903       $  2,310       $  7,262       $  9,054
EBITDA(5) .......................           948            604          1,535          5,596          7,388








[TABLE RESTUBBED FROM ABOVE]


          SIX MONTHS ENDED JUNE 30,
----------------------------------------
                             (UNAUDITED)
(UNAUDITED)   (UNAUDITED)    PRO FORMA
   1995          1996          1996 (1)
----------------------------------------

$  7,250      $ 10,144      $ 11,510
   4,414         6,254         7,054
     966           810           974

     623         1,275         1,275
     354           130           546
--------      --------      --------
     893         1,675         1,661
   1,850         2,609         3,809

    --           1,596         1,596
    --           3,348             0

    --             709             0
    --               4            (8)
      73          --            --
     329          --            --
--------      --------      --------
$ (1,359)     $ (6,591)     $ (3,736)
========      ========      ========
$  (0.39)     $  (1.89)     $  (0.66)

   3,490         3,491         5,699

$  2,836      $  3,890      $  4,456
   2,213         2,615         3,181




                                DECEMBER 31,            AT JUNE 30, 1996
                       ---------------------------  ------------------------
                                                    (UNAUDITED) (UNAUDITED)
                         1993      1994      1995     ACTUAL    PRO FORMA(6)
                       ---------------------------  ------------------------
BALANCE SHEET DATA:
Current Assets .....   $ 2,101   $ 3,010   $ 5,920   $ 5,470   $25,270
Total Assets .......    16,316    23,328    66,465    64,809    94,509
Current liabilities      1,255     1,636     4,568     6,691     4,843
Long-term debt .....     7,203     6,609    41,482    40,849    60,849
Stockholders' equity     8,561    15,517    14,815     8,376    21,576


----------------------------

           (1) The Pro Forma Statements of Operations Data for the year ended December 31, 1995 and for the six months ended June 30, 1996 give effect to the following transactions as if they had occurred on January 1, 1995: (i) the Southern Starr Acquisition (as defined herein), (ii) the MMR Hartford Acquisition (as defined herein), (iii) the MMR B Dispositions (as defined herein), (iv) the exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer and
(v) the receipt of approximately $20.0 million pursuant to the SFX Loan (as defined herein). See "Unaudited Pro Forma Condensed Combined Financial Statements of MMR" and "Certain Relationships and Related Transactions."

           (2) Revenues, net of agency commissions.

           (3) Non-cash compensation charge relates to the issuance of MMR Original Preferred Shares to Messrs. Sillerman and Ferrel which became convertible into MMR Class A Shares in 1994 and the issuance of MMR Series A and Series B Preferred Stock in July 1996.

           (4) Pro forma interest expense on the $20.0 million received pursuant to the SFX Loan is based on an assumed interest rate of 12%. A change in the interest rate of 0.25% would change pro forma interest expense by approximately $152,000 per annum.

           (5) Broadcast Cash Flow means net revenues less station operating expenses. EBITDA means net income (loss) before (i) extraordinary items, (ii) provisions for income taxes, (iii) interest (income) expense, (iv) other (income) expense, (v) cumulative effects of changes in accounting principles,
(vi) depreciation, amortization, duopoly integration costs and acquisition related costs, and (vii) non-recurring charges. The difference between Broadcast Cash Flow and EBITDA is that EBITDA includes corporate expenses. Although Broadcast Cash Flow and EBITDA are not measures of performance calculated in accordance with GAAP, MMR believes that Broadcast Cash Flow and EBITDA are accepted by the broadcasting industry as generally recognized measures of performance and are used by securities research analysts who report publicly on the performance of broadcasting companies. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining MMR's operating performance or liquidity which is calculated in accordance with GAAP.

           (6) Gives effect to the following transactions as if they had occurred on June 30, 1996: (i) the MMR Hartford Acquisition, (ii) the MMR A Dispositions (as defined herein), (iii) the exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer and (iv) the receipt of approximately $20.0 million pursuant to the SFX Loan.

                          COMPARATIVE PER SHARE DATA

           The following table sets forth certain historical per share data and combined per share data for the SFX Shares and the MMR Shares on an unaudited pro forma basis after giving effect to the Merger as a purchase, assuming that the Exchange Ratio is 0.2842 (the ratio calculated as if the SFX Class A Stock Price was $43.9875 per share) and that approximately 1,790,000 SFX Class A Shares and SFX Class B Shares are issued in the Merger. The issuance of 1,790,000 shares is based on the assumption that all MMR Class A Warrants are exercised prior to the Merger and that all MMR Class B Warrants are exchanged for MMR Class A Shares prior to the Merger. The economic rights of the different classes of the SFX Shares are identical and the economic rights of the different classes of the MMR Shares are identical. This data should be read in conjunction with the selected historical financial data, the supplementary financial information regarding MMR, the pro forma financial statements and the separate historical financial statements of SFX and MMR and notes thereto, included elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                           SFX                      MMR
                                                ------------------------  ----------------------
                                                              PRO FORMA
                                                               FOR THE                EQUIVALENT
                                                HISTORICAL  TRANSACTIONS  HISTORICAL  PRO FORMA
                                                ------------------------------------------------
Net income (loss) per share outstanding
       for the year ended December 31, 1995      $  (0.71)   $   (3.48)   $  (0.48)   $  (0.99)
Net income (loss) per share outstanding
       for the six months ended
       June 30, 1996 ......................         (5.91)       (3.96)      (1.89)      (1.13)
Book value per common share
       as of June 30, 1996 ................          4.10        12.88        2.40        3.66


                         COMPARATIVE MARKET PRICE DATA

           The SFX Class A Shares, the MMR Class A Shares, the MMR Class A Warrants and the MMR Class B Warrants are quoted on the Nasdaq National Market. Each MMR Unit consists of one MMR Class A Share, one MMR Class A Warrant and one MMR Class B Warrant and is quoted on The Nasdaq Stock Market, Inc.'s SmallCap Market (the "Nasdaq SmallCap Market"). No other securities of either SFX or MMR are quoted on Nasdaq or listed on a securities exchange. Upon the consummation of the MMR Warrant Redemption, the MMR Class A Warrants and the MMR Units will cease to be quoted on the Nasdaq National Market or the Nasdaq SmallCap Market, respectively, and public trading of such securities will cease. Upon the consummation of the Merger, MMR Class A Shares and the MMR Class B Warrants will cease to be quoted on the Nasdaq National Market, and the public trading of such securities will cease.

           The table below sets forth, for the calendar quarters indicated, the high and low bids for the SFX Class A Shares, the MMR Class A Shares, the MMR Class A Warrants and the MMR Class B Warrants, as reported on the Nasdaq National Market, and the MMR Units, as reported by the Nasdaq SmallCap Market. Neither SFX nor MMR has declared or paid any dividends on the SFX Shares or the MMR Shares, respectively, during such periods. The Merger Agreement contains a prohibition on MMR and SFX declaring any dividends prior to the Effective Time, and SFX does not presently intend to declare any dividends on the SFX Shares for the foreseeable future. In addition, SFX anticipates that its New Credit Agreement (as defined herein) will prohibit the payment of dividends.

                                                                               MMR               MMR
                             SFX CLASS A SHARES    MMR CLASS A SHARES  CLASS A WARRANTS    CLASS B WARRANTS        MMR UNITS
                            ------------------- ---------------------  ------------------  -----------------  -----------------
                             HIGH        LOW        HIGH        LOW      HIGH      LOW       HIGH      LOW     HIGH      LOW
                            ---------------------------------------------------------------------------------------------------
CALENDAR 1994:
    First Quarter....... $   14 3/4    $ 11     $   8 1/8     $ 4 5/8 $  3/4     $   3/8  $  1/2    $   1/4   $ 5 3/4 $   5
    Second Quarter......     14 3/4      11 1/4     5           4 1/8   1            3/8     3/4        1/4     6 1/4     5
    Third Quarter.......     17 1/4      13         7 1/4       4 5/8   2            7/8    15/16      11/16   10 1/4     6 1/8
    Fourth Quarter......     18          15         7 1/8       5 7/8    15/16     1 9/16   15/16       3/4    10         8 1/2

CALENDAR 1995:
    First Quarter....... $   26        $ 17     $   8 7/8     $ 6 1/8 $ 2 1/4    $ 1 9/16 $1 5/16   $   3/4   $11 3/4 $ 8 1/2
    Second Quarter......     26 1/4      20 1/2     10 1/2      7 1/2   3 1/16     1 7/8   2 1/4      1        15 1/4  10 1/2
    Third Quarter.......     29 3/4      24 3/4     10          7 3/4   2 3/4      2       2 1/4      1 7/16   14 1/2  11 3/4
    Fourth Quarter......     30 1/4      24         10 5/8      8       3 1/4      2       2          1 1/8    15 1/2  11 3/8

CALENDAR 1996:
    First Quarter....... $   34 1/2    $ 25 1/2 $   11 3/8    $ 9     $ 3 3/4 $    2 1/2  $2  5/8   $ 1 7/16  $17     $   13
    Second Quarter......     39          31 1/2     11 3/8      9 3/8   3 7/8      2 1/4   2  1/2     1 1/2    16 1/2     13 1/4
    Third Quarter.......     47 3/4      37 1/2     13 1/2     10 1/2   5 3/8      2 3/4   2 11/16    1 15/16  20 1/8     15
    Fourth Quarter
    (through October 3,
    1996)...............     [_____]     [_____]    [_____]   [_____] [_____]    [_____]   [_____]    [_____][_____]  [_____]

           On April 12, 1996, the last full trading day prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the closing sale prices on the Nasdaq National Market were $33.875 for the SFX Class A Shares, $11.25 for the MMR Class A Shares, $3.625 for the MMR Class A Warrants and $2.50 for the MMR Class B Warrants, and the last reported bid price for the MMR Units on the Nasdaq SmallCap Market was $16.50. Assuming the SFX Class A Stock Price was $33.875, the Exchange Ratio would have been 0.3690.

           On October 3, 1996, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, the closing sale prices on the Nasdaq National Market were $[___] for the SFX Class A Shares and $[___] and $[___] for the MMR Class A Shares. As of that date, there were approximately 1,100 holders of record of MMR Class A Shares, approximately 3 holders of record of MMR Class B Shares and no holders of record of MMR Class C Shares. The Exchange Ratio would have been .2842 if the Merger had been consummated on October 1, 1996.

           Because the market price of SFX Shares is subject to fluctuation, the Exchange Ratio, and thus the market value of the SFX Shares that holders of MMR Shares and MMR Preferred Shares will receive in the Merger, may increase or decrease prior to the Merger. SFX AND MMR STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SFX CLASS A SHARES AND MMR CLASS A SHARES. Within five trading days of the Meetings, the stockholders of SFX and MMR can call Georgeson & Company Inc., the proxy solicitor for SFX, at (800) 223-2064 for the anticipated SFX Class A Stock Price and the Exchange Ratio.

                                 RISK FACTORS

           The following risk factors should be considered carefully by SFX Stockholders and MMR Stockholders before voting at a Meeting or submitting a proxy. Many of the statements included or incorporated by reference in this Joint Proxy Statement/Prospectus are forward-looking in nature and, accordingly, whether they prove to be accurate is subject to many risks and uncertainties. The actual results that SFX achieves may differ materially from any forward-looking statements included or incorporated by reference in this Joint Proxy Statement/Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and other information which are incorporated by reference herein from the SFX Reports, as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus. An investment in the SFX Shares involves a high degree of risk.

UNCERTAINTY OF THE EXCHANGE RATIO

           Although, pursuant to Amendment No. 3 to the Merger Agreement ("Amendment No. 3"), each MMR Share is to be exchanged for $12.50 in value of SFX Shares, provided that the SFX Class A Stock Price is at least $32 per share, the Exchange Ratio for the conversion of MMR Shares and MMR
Preferred Shares into SFX Shares may vary substantially depending on the fluctuations in the market price of the SFX Class A Shares. In addition, the value attributed to the MMR Shares used in calculating the Exchange Ratio will vary if the SFX Class A Stock Price decreases below $32.00 per share or increases above $44.00 per share. Subject to certain adjustments as described below, the Exchange Ratio will vary from 0.3750 SFX Shares per MMR Share or MMR Preferred Share (if the SFX Class A Stock Price is less than $32.00, thereby imputing a value of less than $12.00 per MMR Share) to 0.2841 (if the SFX Class A Stock Price is $44.00). The Exchange Ratio will be adjusted as described in "The Merger Agreement--The Exchange Ratio" if such price is greater than $44.00.

           The Merger Agreement provides that, in the event that MMR is unsuccessful in obtaining, on or prior to the Determination Date, the exchange of at least 50% of the 1,840,000 outstanding MMR Class B Warrants pursuant to the MMR Exchange Offer, then the Exchange Ratio shall be adjusted downward. In the event that no MMR Class B Warrants are exchanged in the MMR Exchange Offer, the consideration to be received by the MMR Stockholders would be reduced by approximately $0.39 per share. See "The Merger Agreement--The Exchange Ratio." There can be no assurance that the holders of at least 920,000 MMR Class B Warrants will accept the MMR Exchange Offer.

           The Merger Agreement may be terminated and the transactions contemplated thereby abandoned by MMR or the MMR Independent Committee in the event the Average Price during the period commencing June 17, 1996 and ending on the Determination Date shall be less than $27.33 (thereby imputing a value of $10.25 per MMR Share) unless the SFX Board agrees to increase the Exchange Ratio. By approving the Merger Agreement, the MMR Stockholders will be permitting the MMR Board and the MMR Independent Committee to determine, in the exercise of its fiduciary duties, to proceed with the Merger even though the consideration per MMR Share or MMR Preferred Share is as low as $10.25 because the Average Price was below $27.33. By approving the Merger Agreement, the SFX Stockholders will be permitting the SFX Board and the SFX Independent Committee to determine, in the exercise of their fiduciary duties, to proceed with the Merger even though the Exchange Ratio would be increased over 0.3750 and, accordingly, the SFX Stockholders will suffer greater dilution in their ownership of SFX as a result of the Merger. See "The Merger Agreement--Termination; Fees and Expenses."

           The Exchange Ratio will be determined on the Determination Date (which is expected to be approximately five trading days before the date of the Meetings). Accordingly, within five trading days of the Meetings, the SFX Stockholders and the MMR Stockholders can call Georgeson & Company Inc., the proxy solicitor for SFX, at (800) 223- 2064 for the anticipated SFX Class A Stock Price and the Exchange Ratio. See "The Meetings--Proxies--Revocation of Proxies."

CONSEQUENCES OF FAILURE OF SFX STOCKHOLDERS TO INCREASE AUTHORIZED
  NUMBER OF SFX CLASS A SHARES

           The SFX Board is seeking to increase the authorized number of SFX Class A Shares so that SFX will have a sufficient number of SFX Class A Shares to issue in the Merger and so that SFX will comply with its obligations to reserve SFX Class A Shares for issuance upon conversion of the 6.5% Series D Cumulative Convertible Exchangeable Preferred Stock due May 31, 2007, par value $0.01 per share, of SFX (the "SFX Series D Preferred Shares") and the Exchange Notes issuable upon the exchange thereof, pursuant to existing stock option plans and other outstanding options and warrants, and upon the assumption by SFX of certain warrants and options of MMR in connection with the

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




Merger. In addition, the SFX Board is considering a possible stock split. Four of the executive officers and directors of SFX have agreed not to exercise any of their rights, options or warrants to acquire approximately 692,900 SFX Class A Shares until the stockholders of SFX have approved the increase in the number of authorized SFX Class A Shares sufficient to insure the availability of SFX Class A Shares issuable upon conversion of the SFX Series D Preferred Shares, or the Exchange Notes issuable upon the exchange thereof, and all options, rights and warrants to purchase SFX Class A Shares. Even with such forbearance, SFX does not currently have a sufficient number of SFX Class A Shares authorized to meet all of its existing obligations to reserve shares, including sufficient SFX Class A Shares to convert approximately 3,000 of the 2,990,000 outstanding SFX Series D Preferred Shares.

           Failure to approve the amendment to increase the authorized number of SFX Class A Shares will prevent the consummation of the Merger. In addition, in the event that an insufficient number of SFX Class A Shares are available for issuance upon conversion of any SFX Series D Preferred Shares, SFX will be required to pay in cash to the holder of each SFX Series D Preferred Share seeking to convert such share an amount per SFX Class A Share equal to 110% of the market price of an SFX Class A Share as of the date of such conversion.

RISKS RELATED TO THE MERGER AND THE PENDING ACQUISITIONS AND DISPOSITIONS

           Consummation of each of the Pending Acquisitions (including the Merger) and the Pending Disposition is subject to a number of closing conditions, certain of which are beyond SFX's and MMR's control. In particular, consummation of each of the Pending Acquisitions and the Pending Disposition is dependent upon the prior approval by the FCC of the assignments or transfers of control of operating licenses issued by the FCC and the continued operating performance of the stations to be acquired or disposed such that there is no material adverse change in such stations that would prevent consummation of any such transactions. Furthermore, as a result of the elimination of the national ownership limits and the liberalization of the local ownership limits effected by the Recent Legislation, certain of the Pending Acquisitions and the Pending Disposition may be subject to antitrust review by the Federal Trade Commission and the U.S. Department of Justice, Antitrust Division (the "Antitrust Agencies"), even if approved by the FCC, and there can be no assurance that the Antitrust Agencies will approve such Pending Acquisitions and Pending Disposition. In addition, the consummation of the Merger is also dependent upon the transaction being approved by the stockholders of each of SFX and MMR and also requires the approval of the holders of certain indebtedness of MMR and the approval of the Antitrust Agencies. The failure to satisfy such conditions would permit the parties thereto to refuse to consummate the respective Pending Acquisitions and Pending Disposition. Copies of the agreements have been filed as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part. See "Proposals 1 and A--The Merger--Regulatory Matters."

           As a result of the foregoing, there can be no assurance as to when the Pending Acquisitions or the Pending Disposition will be consummated or that they will be consummated on the terms described herein or at all. Furthermore, SFX cannot predict whether the consummation of the Pending Acquisitions or the Pending Disposition will conform to the assumptions used in the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements included herein. In analyzing the Unaudited Pro Forma Condensed Combined Financial Statements and information, prospective investors should consider that the Pending Acquisitions or the Pending Disposition may not be consummated at all or on the terms described herein, and that the Pending Acquisitions or the Pending Disposition, if consummated, may be subject to substantial delay.

LITIGATION RELATING TO THE MERGER

           In a complaint (Index No. 602056/96) dated April 18, 1996, Paul
Pops, who purports to be a stockholder of MMR, brought suit in the Supreme
Court of the State of New York against MMR, each of the directors of MMR, SFX and Mr. Sillerman seeking to enjoin the Merger, or, in the alternative, seeking monetary damages. The suit alleges that the consideration to be paid to the MMR Stockholders in the Merger is unfair and grossly inadequate. The suit also alleges that in connection with entering into the Merger Agreement, the directors of MMR violated their fiduciary duties to MMR and its stockholders and that SFX aided and abetted such violation. The complaint also alleges that the action should be certified as a class action representing the interests of the stockholders of MMR. The defendants filed a motion to dismiss the complaint for failure to state a cause of action. On September 25, 1996, the parties entered into a Memorandum of Understanding, pursuant to which the parties have reached an agreement in principle providing for the settlement of the action (the "Settlement"). Pursuant to the Settlement, the plaintiff has agreed that the Exchange Ratio as set forth in Amendment No. 3 is fair to the public shareholders of MMR. The Settlement provides for SFX to pay plaintiff's counsel's fees as approved by the Court. The Settlement is conditioned upon the (i) consummation of the Merger, (ii) completion of certain confirmatory discovery, and (iii) approval of the Court. Pursuant to the Settlement, the defendants have denied, and continue to deny, that they committed any violations of law or have acted in bad faith. There can be no assurance that the Court will approve the Settlement on the terms and conditions provided for therein, or at all. See "The Merger Agreement-- Conditions."

RISKS ASSOCIATED WITH INTEGRATION OF THE STATIONS TO BE ACQUIRED

           SFX's plans with respect to the radio stations acquired or to be acquired in the Acquisitions (as defined herein), including the Merger, involve, to a substantial degree, strategies to increase net revenue while at the same time reducing operating expenses, as well as the implementation of a new regional management structure and a modified senior management team. Although SFX believes that its strategies are reasonable, there can be no assurance that it will be able to implement its plans without delay or that, when implemented, its efforts will result in the increased Broadcast Cash Flow or other benefits currently anticipated by SFX. The MMR radio stations to be acquired in the Merger are generally in smaller markets than the markets SFX currently operates in. In addition, there can be no assurance that SFX will not encounter unanticipated problems or liabilities in connection with the implementation of the new management changes or the operation of the radio stations acquired or to be acquired in the Acquisitions. The integration of such stations into SFX will require substantial attention from members of SFX's senior management, which will limit the amount of time such members have available to devote to SFX's existing operations.

SUBSTANTIAL LEVERAGE; INABILITY TO SERVICE OBLIGATIONS

           In connection with the Acquisitions, SFX has incurred and will incur significant amounts of indebtedness. As of June 30, 1996, SFX's consolidated indebtedness would have been approximately $508 million on a pro forma basis after giving effect to the Transactions (as defined herein) (including the Merger). In addition, subject to the restrictions in the debt instruments to which it is a party and the Certificate of Designations (as defined herein), Preferences and Relative, Participating, Optional and other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof relating to the SFX Series D Preferred Shares (the "Certificate of Designations"), SFX may incur additional indebtedness from time to time to finance acquisitions, for capital expenditures or for other purposes. See "--Expansion Strategy; Need for Additional Funds." For the year ended December 31, 1995 and the six months ended June 30, 1996, on a pro forma basis after giving effect to the Recent Acquisitions and the Transactions (other than the Merger), as if all such transactions had occurred on January 1, 1995, SFX's earnings (defined as earnings before income taxes and fixed charges) would have been insufficient to cover its fixed charges (defined as interest on all indebtedness and amortization of deferred financing costs) by $25.9 million and $33.7 million, respectively, and would have been insufficient to cover its combined fixed charges and preferred stock dividends by $35.9 million and $38.7 million, respectively. In addition, for the year ended December 31, 1995 and the six months ended June 30, 1996, on a pro forma basis after giving effect to the Recent Acquisitions and the Transactions (including the Merger), as if such transactions had occurred on January 1, 1995, SFX's earnings would have been insufficient to cover its fixed charges by $22.2 million and $31.6 million, respectively, and would have been insufficient to cover its combined fixed charges and preferred stock dividends by $32.1 million and $36.6 million, respectively.

           The degree to which SFX is leveraged could have material consequences to SFX and the holders of the SFX Shares, including, but not limited to, the following: (i) SFX's ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, general corporate or other purposes may be impaired, (ii) a substantial portion of SFX's cash flow from operations will be dedicated to the payment of the principal and interest on its debt and dividends on the SFX Series D Preferred Shares and will not be available for other purposes, (iii) certain of SFX's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates and (iv) the agreements governing SFX's long-term debt contain restrictive financial and operating covenants, and the failure by SFX to comply with such covenants could result in an event of default under the applicable instruments, which could permit acceleration of the debt under such instrument and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. Certain of SFX's competitors operate on a less leveraged basis, and have significantly greater operating and financial flexibility, than SFX.

HISTORICAL LOSSES

           Although SFX had net income of $1.8 million for the year ended December 31, 1994, SFX had net losses of $43.1 million, $4.4 million (including a charge of $5.0 million relating to the write-down of the Texas Rangers broadcast rights) and $17.8 million (including a non-recurring charge of approximately $14.0 million, substantially all of which was non-cash) for the six months ended June 30, 1996 and the years ended December 31, 1995 and 1993, respectively. On a pro forma basis, after giving effect to the Recent Acquisitions and the Transactions, as if such transactions had occurred on January 1, 1995, for the year ended December 31, 1995 and the six months ended June 30, 1996, SFX would have had a net loss of approximately $22.2 million and $31.6 million, respectively. In connection with the SCMC Termination Agreement (as defined herein), SFX has agreed to the cancellation of $2.0 million of indebtedness plus accrued interest thereon owing from SCMC to SFX and SFX has issued warrants to SCMC to purchase up to 600,000 shares of SFX Class A Shares at an initial exercise price of $33.75 per share (the market price at the time the financial consulting arrangement was terminated) of which warrants to purchase up to 300,000 shares are immediately exercisable and the exercise of the remaining warrants is subject to the approval of Proposal 4. In connection with such agreement, SFX recognized a charge to earnings of approximately $5.6 million during the three-month period ended June 30, 1996. Pursuant to certain agreements with such individuals, SFX paid an aggregate of $23.2 million to R. Steven Hicks, the former President and Chief Executive Officer and a Director of SFX, and D. Geoffrey Armstrong, the current Chief Operating Officer, Chief Financial Officer, Executive Vice President and Treasurer and a Director of SFX. In connection with such payments, SFX recognized a charge to earnings of approximately $19.4 million during the three-month period ended June 30, 1996. In addition, SFX recognized an extraordinary loss of approximately $15.2 million relating to the write-off of deferred financing costs of a certain credit agreement and the costs of its tender offer (the "Tender Offer") for its 11.375% Senior Subordinated Notes due 2000 (the "Old Notes") during the three-month period ended June 30, 1996. Depreciation and amortization relating to past acquisitions and future acquisitions, interest expenses under SFX's debt and dividend payments on the SFX Series D Preferred Shares will continue to affect SFX's net income (loss) in the future. See "Unaudited Pro Forma Condensed Combined Financial Statements of SFX," "Remuneration of Management of SFX--Employment Agreements" and "Certain Relationships and Related Transactions--Agreements with Armstrong and Hicks."

EXPANSION STRATEGY; NEED FOR ADDITIONAL FUNDS

           SFX's principal growth strategy is to operate and acquire highly-ranked radio stations with attractive audience demographics in major and medium-sized markets located throughout the United States. SFX regularly explores acquisition opportunities; however, with the exception of the Pending Acquisitions, SFX has no agreements or understandings regarding such possible future acquisitions. There can be no assurance that SFX will consummate all of the Pending Acquisitions or be able to identify stations to acquire in the future. Each acquisition will be subject to the prior approval of the FCC and of the lenders under debt instruments to which SFX is a party. Furthermore, as a result of the Recent Legislation, future acquisitions may be subject to antitrust review by the Antitrust Agencies, even if approved by the FCC. In addition, SFX may require additional debt or equity financing to finance properties it may seek to acquire in the future. The availability of additional acquisition financing cannot be assured, and depending on the terms of proposed acquisitions and financings, could be restricted by the terms of debt instruments to which SFX is a party. There can be no assurance that any future acquisitions will be successfully integrated into SFX's operations or that such acquisitions will not have a material adverse effect on SFX's financial condition and results of operations.

CONTROL BY MANAGEMENT

           Mr. Sillerman may be deemed to be the beneficial owner of approximately 5.9% of the outstanding SFX Class A Shares and 100.0% of the outstanding SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represents approximately 12.4% of the outstanding SFX Shares and approximately 57.4% of the combined voting power of the outstanding SFX Shares. Mr. Sillerman and other members of SFX's management may be deemed to be the beneficial owners of approximately 6.9% of the outstanding SFX Class A Shares and 100.0% of the outstanding SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represent approximately 12.5% of the outstanding SFX Shares and approximately 57.5% of the combined voting power of the outstanding SFX Shares. Mr. Sillerman may be deemed to be the beneficial owner of approximately 1.8% of the outstanding SFX Class A Shares and 94.4% of the outstanding SFX Class B Shares immediately after the Merger (excluding options and warrants to acquire SFX Shares) which (excluding options and warrants to acquire SFX Shares) would represent approximately 12.5% of the then outstanding SFX Shares and approximately 54.3% of the combined voting power of the then outstanding SFX Shares (3.3%, 100.0%, 12.5% and 52.6%, respectively, in the event that the MMR Stockholders do not approve Proposal B). Mr. Sillerman and other members of SFX's management (including Mr. Ferrel) may be deemed to be the beneficial owners of 2.8% of the outstanding SFX Class A Shares and 96.5% of the outstanding SFX Class B Shares immediately after the Merger, which (excluding options and warrants to acquire SFX Shares) would represent approximately 13.2% of the then outstanding SFX Shares and approximately 55.9% of the combined voting power of the then outstanding SFX Shares (3.7%, 100.0%, 13.2% and 53.1% respectively, in the event that the MMR Stockholders do not approve Proposal
B). See "Security Ownership of Management and Principal Stockholders of SFX."

           The SFX Class A Shares have one vote per share on all matters, whereas the SFX Class B Shares have ten votes per share except in certain matters. Accordingly, management currently is, and following the Merger will be, able to control the vote on all matters except (i) in the election of directors, with respect to which the holders of the SFX Class A Shares will be entitled to elect, by a class vote, two-sevenths (2/7ths) of SFX's directors (or if such number of directors is not a whole number, the next higher whole number), (ii) in connection with any proposed "going private" transaction between SFX and Mr. Sillerman or his affiliates, with respect to which the holders of the SFX Class A Shares and the SFX Class B Shares vote as a single class, with each SFX Class A Share and SFX Class B Share entitled to one vote per share and (iii) as otherwise provided by law. In addition, in the event dividends on the SFX Series D Preferred Shares are unpaid in an aggregate amount equal to six full quarterly dividends and in certain other circumstances, the holders of the SFX Series D Preferred Shares (voting separately as a class) will be entitled to elect two additional members of the SFX Board.

POTENTIAL CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

           Mr. Sillerman and other members of SFX's management have direct and indirect investments and interests in entities that own and operate radio stations, including radio stations that are in certain of the same markets as SFX's existing or proposed radio stations. These investments and interests (and any similar investments and interests in the future) may give rise to certain conflicts of interest as well as to potential attribution under FCC rules or invocation of the FCC's cross-interest policy, which could restrict SFX's ability to acquire radio stations in certain markets. See "--Extensive Regulation of the Radio Broadcasting Business." SFX has entered into an LMA with Triathlon with respect to such stations. See "Certain Relationships and Related Transactions--Agreement Between SFX and Triathlon."

           SCMC, Mr. Sillerman and Howard J. Tytel, a Director and Executive Vice President of SFX, have interests in entities that own and operate radio stations other than SFX. Messrs. Sillerman and Tytel and their affiliates (including SCMC) hold a substantial equity interest in, and are parties to consulting and marketing agreements with, each of MMR and Triathlon, a publicly-traded radio company operating in small and medium markets in the Midwest and the West. Pursuant to the consulting and marketing agreements, SCMC is obligated to offer to such companies any radio broadcasting opportunities that come to their attention in medium and small markets (defined in such agreements as those markets ranked 71st and smaller out of the radio markets summarized by Duncan's Radio Market Guide (1995 ed.)). SFX does not intend to pursue acquisitions in the medium-sized markets in the eastern United States that MMR primarily focuses on until the consummation of the Merger or in the small and medium-sized markets in the Midwest and Western regions of the United States that Triathlon primarily focuses on, except that, as a result of the acquisition of substantially all of the assets of Prism Radio Partners, L.P. ("Prism") used in the operation of ten FM and six AM radio stations located in five markets (Louisville, Kentucky; Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona; and Wichita, Kansas) (the "Prism Acquisition"),
SFX owns three radio stations in the Wichita, Kansas market, a market in which Triathlon has radio station ownership interests. SFX has entered into an LMA with Triathlon with respect to such stations. See "Certain Relationships and Related Transactions--Agreement Between SFX and Triathlon."

           SCMC has acted from time to time as SFX's financial advisor since SFX's inception. SCMC is controlled by Mr. Sillerman, and Messrs. Sillerman and Tytel are officers and directors of SCMC. SCMC acts in similar capacities

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for each of MMR and Triathlon. These companies may seek to participate in business opportunities which may be suitable for SFX.

           On April 15, 1996, SFX and SCMC entered into an agreement (the "SCMC Termination Agreement") pursuant to which SCMC assigned to SFX its rights to receive fees for consulting and marketing services payable by each of MMR and Triathlon, except for fees relating to certain transactions pending at the date of such agreement, and SFX and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for SFX. In consideration therefor, SFX issued to SCMC warrants to purchase up to 600,000 SFX Class A Shares at an initial exercise price of $33.75 per share (the market price at the time the financial consulting arrangement was terminated) of which warrants to purchase up to 300,000 shares are immediately exercisable and the exercise of the remaining warrants are subject to the approval of Proposal 4, and SFX will forgive, upon the consummation of the Merger, a $2.0 million loan made to SCMC plus accrued and unpaid interest thereon. Subsequent to the termination of its current relationship with SCMC, SFX intends to perform internally the functions previously performed by SCMC. See "Certain Relationships and Related Transactions--Relationship of SFX with SCMC."

           SCMC has acted as an investment advisor to SFX with respect to the Acquisitions and to MMR in connection with the Merger. SCMC received a fee of approximately $2.0 million from MMR, which fee was paid by SFX on behalf of MMR and represents a portion of the SFX Loan. Such $2.0 million payment is nonrefundable even if the Merger is not consummated. See "Certain Relationships and Related Transactions--Relationship of SFX with SCMC."

           For a discussion of the interests of certain persons that differ from shareholders in general see "Proposal 1 and A-The Merger--Interests of Certain Persons in the Merger."

RELIANCE ON KEY PERSONNEL

           Following consummation of the Merger, SFX's business will be dependent to a significant extent upon the performance of certain key individuals, including Messrs. Sillerman, Ferrel and Armstrong. Mr. Ferrel, Chief Executive Officer, President and Chief Operating Officer of MMR, has agreed to become the Chief Executive Officer of SFX upon consummation of the Merger and currently serves as a consultant to SFX pursuant to the Merger Agreement. SFX has entered into a five-year employment agreement with each of Messrs. Sillerman and Armstrong, effective as of April 1, 1995. In addition, SFX anticipates entering into an employment agreement with Mr. Ferrel, to be effective upon the consummation of the Merger. Mr. Ferrel currently serves as a consultant to SFX pursuant to the Merger Agreement, which provides that MMR shall make Mr. Ferrel available to SFX for consulting services until the consummation or termination of the Merger. There can be no assurance that the services of Messrs. Sillerman, Ferrel or Armstrong will continue to be provided for the term of such agreements. Pursuant to Mr. Armstrong's employment agreement, he has the right to terminate such employment agreement during the one-month period commencing on the first anniversary of the Effective Time. In such event, Mr. Armstrong will receive substantial payments. See "Remuneration of Management of SFX--Employment Agreements." Messrs. Sillerman's and Armstrong's employment agreements require, and Mr. Ferrel's employment agreement will require, that they devote substantially all of their business time to the business and affairs of SFX, except that Mr. Sillerman's agreement permits him to fulfill his obligations as a director and officer of companies in which he currently serves in such capacities and to devote a portion of his business time to personal, non-broadcast investments or commitments or to certain broadcast investments. It is anticipated that in the event that the Merger is not consummated, the services of Mr. Ferrel will not be available to SFX and Mr. Sillerman will continue to serve as the Chief Executive Officer of SFX. The loss of the services of Messrs. Sillerman, Armstrong or Ferrel could have a material adverse effect on SFX. See "Proposal 5--Election of Directors of SFX" and "Remuneration of Management of SFX."

           In addition, SFX has entered into employment agreements with several high-profile on-air personalities. However, there can be no assurance that SFX will be able to retain any of such employees or prevent them from competing with SFX in the event of their departure.

DEPENDENCE ON ECONOMIC FACTORS

           Because SFX derives substantially all of its revenue from the sale of advertising time, its revenues may be adversely affected by economic conditions which affect advertisers. In particular, because approximately 75% of SFX's

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revenue has generally been derived from local advertisers, operating results in individual geographic markets will be adversely affected by local or regional economic downturns. Such economic downturns might have an adverse impact on SFX's financial condition and results of operations. In addition, revenues of radio stations may be affected by many other factors including: (i) the popularity of programming, including programming such as sports programming where SFX makes long-term commitments; (ii) regulatory restrictions on types of programming or advertising (such as beer and wine advertising); (iii) competition within national, regional or local markets from programming on other stations or from other media; (iv) loss of market share to other technologies; and (v) challenges to license renewals.

EXTENSIVE REGULATION OF THE RADIO BROADCASTING BUSINESS

           The radio broadcasting industry is subject to extensive regulation by the FCC. In particular, SFX's business depends on its continuing to hold, and, in connection with acquisitions of radio stations, on obtaining prior FCC consent to assignments or transfers of control of, broadcasting station operating licenses issued by the FCC. Radio broadcasting licenses may be granted for maximum terms of seven years, although the FCC has proposed in a recent rulemaking raising the maximum term to eight years, as permitted by the Recent Legislation. There can be no assurance that SFX's licenses will be renewed or that the FCC will approve the Pending Acquisitions or Pending Disposition, especially if third parties challenge SFX's renewal, acquisition or disposition applications. Third parties have challenged certain FCC applications of SFX or the radio stations involved in the Pending Acquisitions. Failure to obtain the renewal of any of SFX's principal broadcast licenses or to obtain FCC approval for an assignment or transfer of control to SFX of a license in connection with a station acquisition could have a material adverse effect on SFX's business and operations. In addition, the number and locations of radio stations SFX may acquire is limited by FCC rules and will vary depending upon whether the interests in other radio stations or certain other media properties of certain individuals affiliated with SFX are attributable to those individuals. Moreover, under the FCC's cross-interest policy, the FCC in certain instances may prohibit one party from acquiring an attributable interest in one media outlet and a substantial non-attributable economic interest in another media outlet in the same market, thereby prohibiting a particular acquisition by SFX. Also, the activities of persons who are deemed by the FCC to control SFX could adversely affect SFX's ability to obtain license renewals and to acquire radio stations.

           The issuance of SFX Class A Shares upon the consummation of the Merger, including those issuable upon conversion or exercise of the MMR Class A Warrants, MMR Class B Warrants, the unit purchase options issued by MMR in connection with its public offering (the "MMR UPOs"), the warrants issued by MMR to the underwriters of MMR's initial public offering (the "MMR IPO Warrants"), the warrants issued by MMR to Huff (the "Huff Warrants"), SFX Series D Preferred Shares or the Exchange Notes issuable upon the exchange thereof, and all other rights, options or warrants to purchase SFX Class A Shares that would cause Robert F.X. Sillerman not to hold directly voting stock of SFX representing more than 50% of the total voting power of SFX, would require SFX to seek and obtain the consent of the FCC. SFX intends to seek such consent at such time as it may be required. Presently, due to the single majority stockholder exemption, stockholders holding 5% or more of the total voting power of SFX do not have an attributable interest in SFX because Mr. Sillerman owns more than 50% of the voting power of SFX. In the event that Mr. Sillerman's voting power in SFX dropped to 50% or less, all stockholders holding 5% or more of the total voting power of SFX would have an attributable interest in SFX for purposes of the FCC's local ownership rules, which could adversely affect SFX's ability to acquire or to hold interests in radio stations in particular markets, depending upon the other media interests of those stockholders. The FCC has outstanding a notice of proposed rulemaking that, among other things, seeks comment on whether the FCC should modify its attribution rules by (i) restricting the availability of the single majority stockholder exemption and (ii) attributing under certain circumstances certain interests such as non-voting stock or debt. SFX cannot predict the outcome of this proceeding or how it will affect SFX's business.

           The issuance of MMR Class A Shares pursuant to the exercise of MMR Class A Warrants has reduced Mr. Sillerman's voting interest in MMR as of October 1, 1996 from 50.1% to 49.5%. MMR has filed appropriate pro forma applications with the FCC with respect to such reduction in Mr. Sillerman's voting interest and MMR believes that such application will be granted.

           As a result of the elimination of the national ownership limits and the liberalization of the local ownership limits effected by the Recent Legislation, radio station acquisitions may be subject to antitrust review by the Antitrust Agencies even if approved by the FCC. The Antitrust Agencies have not articulated the standard that may be applied in an antitrust review in the radio broadcasting industry. There can be no assurance that the Antitrust Agencies will

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approve the Merger or any of the Pending Acquisitions or Pending Disposition
and the transfer of certain stations from MMR to SFX or that such antitrust review will not otherwise affect SFX's business or its strategy.

           The Congress and/or the FCC have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of SFX's radio broadcast stations, result in the loss of audience share and advertising revenues for SFX's radio broadcast stations, and affect the ability of SFX to acquire additional radio broadcast stations or finance such acquisitions. Such matters may include: changes to the license renewal process; spectrum use or other fees on FCC licensees; revisions to the FCC's equal employment opportunity rules and other matters relating to minority and female involvement in the broadcasting industry; proposals to change rules relating to political broadcasting; technical and frequency allocation matters; proposals to permit expanded use of FM translator stations; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio; changes in the FCC's cross-interest, multiple ownership and cross-ownership policies; changes to broadcast technical requirements; delivery by telephone companies of audio and video programming to the home through existing phone lines; proposals to limit the tax deductibility of advertising expenses by advertisers; and proposals to auction the right to use the radio broadcast spectrum to the highest bidder.

           The FCC is currently considering whether to authorize the use of a new technology, digital audio broadcasting, to deliver audio programming. Digital audio broadcasting may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. It is not presently known precisely how in the future this technology may be used by existing radio broadcast stations either on existing or alternate broadcasting frequencies.

           There can be no assurance that there will not be changes in the current regulatory requirements, the imposition of additional regulations or the creation of new regulatory agencies, which changes would restrict or curtail the ability of SFX to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of radio and other media properties. Moreover, there can be no assurance that there will not be other regulatory changes, including aspects of deregulation, that will result in a decline in the value of broadcasting licenses held by SFX or adversely affect SFX's business, competitive position or results of operations. See "Business of MMR--Federal Regulation of Radio Broadcasting."

NO TRANSFER OF COMMON STOCK TO ALIENS

           SFX's Restated Certificate of Incorporation restricts the ownership, voting and transfer of SFX's capital stock in accordance with the Federal Communications Act of 1934, as amended (the "Communications Act"), and the rules of the FCC to prohibit ownership of more than 25% of SFX's outstanding capital stock, or more than 25% of the voting rights it represents (such percentage, however, is 20% in the case of those subsidiaries of SFX that are direct holders of FCC licenses), by or for the account of non-U.S. citizens or their representatives or a foreign government or a representative thereof or a corporation organized under the laws of a foreign country ("Aliens") or corporations otherwise subject to domination or control by Aliens. Based upon reports filed with the Commission, SFX believes that there are 1,071,429 SFX Class A Shares held by Nomura Holdings America, Inc. ("Nomura"), representing 16.7% of the outstanding SFX Class A Shares and 7.1% of the combined voting power of SFX before the Merger and 13.3% and 5.8% respectively, after the Merger. Because a substantial portion of the common stock of Nomura is owned and voted by Aliens, SFX, in order to comply with the requirements of the Communications Act and the rules and regulations of the FCC promulgated thereunder, may decide not to permit or recognize any issuance or transfer of its common stock to an Alien. Failure to comply with such rules and regulations could result in the imposition of penalties on SFX. This restriction on transfers to Aliens may adversely affect the market for SFX's securities, including SFX Class A Shares. In addition, SFX's Restated Certificate of Incorporation provides that shares of capital stock of SFX determined by the SFX Board to be owned beneficially by an Alien shall always be subject to redemption by SFX by action of the SFX Board to the extent necessary, in the judgment of the SFX Board, to comply with the alien ownership restrictions of the Communications Act and the FCC rules and regulations.

COMPETITION

           The radio broadcasting industry is highly competitive. The financial results of each of SFX's stations are dependent to a significant degree upon its audience ratings and its share of the overall advertising revenue within the station's geographic market. Each of SFX's stations competes for audience share and advertising revenue directly with other FM and AM radio stations, as well as with other media, within their respective markets. SFX's audience ratings and market share are subject to change and any adverse change in audience share and advertising ratings in any particular market could have a material and adverse effect on SFX's net revenues. The Recent Legislation will permit other radio broadcasting companies to enter the markets in which SFX operates or may operate in the future, some of which may be larger and have more financial resources than SFX. SFX's stations also compete with other advertising media such as newspapers, television, magazines, billboard advertising, transit advertising and direct mail advertising. Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems or the introduction of digital audio broadcasting. Competition within the radio broadcasting industry occurs primarily in individual markets, so that a station in one market does not generally compete directly with stations in other markets. Although SFX believes that each of its stations is able to compete effectively in its market, there can be no assurance that any of SFX's stations will be able to maintain or increase current audience ratings and advertising revenue market share.

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

           SFX has not paid any dividends since its inception in 1992 and does not anticipate that it will pay any dividends on the SFX Class A Shares or the SFX Class B Shares in the foreseeable future. Earnings, if any, will be retained by SFX to fund its growth. Certain of SFX's debt instruments include covenants restricting SFX's ability to pay dividends or to make certain other distributions to stockholders. SFX is a holding company, substantially all of the operations of which are conducted through subsidiaries. The ability of such subsidiaries to pay dividends is subject to applicable state law and certain other restrictions.

MARKET RISK WITH RESPECT TO COMMON STOCK; CERTAIN INVESTMENT LIMITATIONS

           The SFX Class A Shares are quoted on the Nasdaq National Market. However, the prices at which the SFX Class A Shares trade may depend upon many factors, including markets for similar securities, industry conditions, and the performance of, and investor expectations for, SFX. No assurance can be given that a holder of the SFX Class A Shares will be able to sell such shares at any particular price. Certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the SFX Class A Shares.

SHARES ELIGIBLE FOR FUTURE SALE AND POSSIBLE ADVERSE EFFECT THEREOF

           There are 6,431,897 SFX Class A Shares and 856,126 SFX Class B Shares issued and outstanding. Of these outstanding shares, 1,281,897 SFX Class A Shares and all of the SFX Class B Shares are "Restricted Securities," as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act. Of such shares, 210,468 SFX Class A Shares and the 856,126 SFX Class A Shares issuable upon conversion of the SFX Class B Shares are currently eligible for sale in the open market under Rule 144 (subject to the limitations set forth herein). SFX believes that the remaining 1,071,429 SFX Class A Shares (which were transferred to Nomura in December 1994) may not be able to be sold in the open market under Rule 144 until December 8, 1996. In addition, the SFX Class A Shares held by Nomura have one demand and certain piggy-back registration rights which expire on October 7, 2000 with respect thereto. 95,491 SFX Class A Shares (including SFX Class A Shares issuable upon the exercise of options and warrants) and 198,840 SFX Class B Shares issued in the Merger will be "Restricted Securities." Such SFX Shares may be sold pursuant to Rule 145. See "Proposals 1 and A--The Merger--Federal Securities Law Consequences." In addition, each of the 2,990,000 outstanding SFX Series D Preferred Share is convertible at the option of the holder thereof into 1.0987 SFX Class A Shares (subject to adjustments in certain events) at any time prior to the close of business on May 31, 2007, the maturity date of the SFX Series D Preferred Shares. SFX has filed a registration statement with the Commission with respect to the resale by the holders thereof of the SFX Series D Preferred Shares, the SFX Class A Shares issuable upon conversion thereof and the Exchange Notes issuable upon the exchange thereof. Such registration statement was declared effective in July 1996. The sale, or availability for sale, of substantial amounts of SFX Shares in the public market pursuant to Rule 145, Rule 144 or otherwise could adversely affect the prevailing market price of the shares of SFX Class A Shares and could impair SFX's ability to raise additional capital through the sale of equity securities.

           Warrants and options of MMR exercisable for an aggregate of 4,476,639 MMR Class A Shares are outstanding, which represent the right to acquire approximately 1,272,261 SFX Class A Shares after the Merger. In addition, pursuant to the terms of the Huff Consent Agreement, SFX will issue to Huff a warrant exercisable for SFX Class A Shares equal to 175,000 multiplied by the Exchange Ratio. Of the outstanding warrants and options of MMR, 1,055,437 MMR Class A Shares are issuable upon the exercise of MMR Class A Warrants which MMR is calling for redemption in the MMR Warrant Redemption. It is expected that substantially all of the holders of the MMR Class A Warrants will exercise such warrants and acquire MMR Class A Shares. See "The Merger Agreement--The Merger." In addition, 1,840,000 MMR Class A Shares are issuable upon the exercise of MMR Class B Warrants. If all outstanding MMR Class B Warrants are exchanged in the MMR Exchange Offer, MMR will issue 368,000 MMR Class A Shares.

           Additionally, MMR UPOs exercisable for 160,000 MMR Units are outstanding. Although the MMR UPOs are not otherwise exercisable before March 23, 1997, at the time of the Merger, the holders of the MMR UPOs will have the right to exercise their MMR UPOs and the warrants included therein and receive the kind and amount of securities receivable by a holder of MMR Class A Shares in the Merger.

POSSIBLE ADVERSE IMPACT OF AUTHORIZED BUT UNISSUED SHARES OF CAPITAL STOCK AND DELAWARE LAW

           Assuming Proposals 2 and 3 are approved by the SFX Stockholders, SFX will have 100,000,000 SFX Class A Shares, 10,000,000 SFX Class B Shares, 1,200,000 shares of Class C Common Stock, par value $0.01 share (the "SFX Class C Shares"), and 10,010,000 shares of preferred stock, par value $0.01 per share (the "SFX Preferred Shares"), authorized, of which approximately 8,030,238 SFX Class A Shares, 1,055,066 SFX Class B Shares, 16,784 SFX Class C Shares and 3,000 SFX Preferred Shares will be outstanding after the Merger. Pursuant to SFX's Restated Certificate of Incorporation, the unissued SFX Preferred Shares shall have such designations rights and preferences as may be determined from time to time by the SFX Board. Accordingly, the SFX Board is empowered, without stockholder approval, to issue SFX Preferred Shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the SFX Shares. In addition, the SFX Board may authorize the issuance of substantial amounts of SFX Shares or SFX Class C Shares, as a financing technique or otherwise, the effect of which would be to dilute the economic and voting rights of existing stockholders and might adversely affect the prices at which the SFX Class A Shares trade. The SFX Board could use the issuance of additional shares of capital stock of SFX as a method of discouraging, delaying or preventing a change in control of SFX.

           SFX is subject to the "business combination" statute of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," with certain specified exceptions. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, owned) 15% or more of the corporation's voting stock. The effect of Section 203 of the DGCL may be to make it more difficult to effect a change in control of SFX.

                                 THE MEETINGS

GENERAL

           This Joint Proxy Statement/Prospectus is being furnished to the SFX Stockholders in connection with the solicitation of proxies by the SFX Board for use at the SFX Annual Meeting to be held at 10:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022, and at any adjournments or postponements thereof.

           This Joint Proxy Statement/Prospectus is also being furnished to the MMR Stockholders in connection with the solicitation of proxies by the MMR Board for use at the MMR Special Meeting to be held at 9:00 a.m., local time, on Friday, November 22, 1996, at the offices of Baker & McKenzie, 805 Third Avenue, 23rd Floor, New York, New York 10022, and at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED AT THE MEETINGS

           SFX. At the SFX Annual Meeting, the SFX Stockholders will be asked
(i) to approve the Merger Agreement and the Merger (Proposal 1), (ii) to approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized SFX Class A Shares from 10,000,000 to 100,000,000 (Proposal 2), (iii) to approve an amendment to SFX's Restated Certificate of Incorporation to increase the number of authorized SFX Class B Shares from 1,000,000 to 10,000,000 (Proposal 3), (iv) to approve the issuance to SCMC of warrants, which will be immediately exercisable, to purchase 300,000 SFX Class A Shares, at an initial purchase price of $33.75 per share (Proposal 4), (v) to elect eight directors to the SFX Board (Proposal 5), (vi) to approve SFX's 1996 Stock Option Plan and the performance goal included therein (Proposal 6), (vii) to ratify the appointment of Ernst & Young LLP as independent auditors of SFX for the fiscal year ending December 31, 1996 (Proposal 7), and (viii) to transact such other business as may properly come before the SFX Annual Meeting or any adjournments or postponements thereof.

           MMR. At the MMR Special Meeting, the MMR Stockholders will be asked
(i) to approve the Merger Agreement and the Merger (Proposal A), (ii) to approve an amendment to MMR's Restated Certificate of Incorporation providing that, in any merger, consolidation or business combination in which holders of capital stock of MMR are to be issued shares of common stock, holders of all classes and series of capital stock of MMR shall receive the same consideration, except that the holders of any class or series of capital stock of MMR which is generally entitled to ten votes per share, or which is convertible into such a class or series, may receive shares which have ten votes per share (Proposal B), and (iii) to transact such other business as may properly come before the MMR Special Meeting or any adjournments or postponements thereof. The effect of the amendment to MMR's Restated Certificate of Incorporation is to permit holders of MMR Class B Shares and MMR Original Preferred Shares (currently Messrs. Sillerman, Ferrel and Morrow) to receive SFX Class B Shares in the Merger.

RECOMMENDATIONS OF BOARDS OF DIRECTORS AND INDEPENDENT COMMITTEES

           The SFX Board and the SFX Independent Committee have unanimously approved the Merger Agreement and the Merger and recommend a vote FOR Proposal 1 by the SFX Stockholders. The SFX Board has unanimously approved the amendment to SFX's Restated Certificate of Incorporation and recommends a vote FOR Proposals 2 and 3. The SFX Board and the SFX Independent Committee have unanimously approved the issuance to SCMC of warrants to purchase 300,000 SFX Class A Shares and recommend a vote FOR Proposal 4. The SFX Board recommends a vote FOR the director nominees set forth in this Joint Proxy Statement/Prospectus pursuant to Proposal 5, FOR Proposal 6 and FOR Proposal 7.

           The MMR Board (with one member abstaining due to a potential conflict of interest) and the MMR Independent Committee have unanimously approved the Merger Agreement and the Merger and recommend a vote FOR Proposal A by the MMR Stockholders. The MMR Board (with one member abstaining due to a potential conflict of interest) has unanimously approved the amendment to MMR's Restated Certificate of Incorporation and recommends a vote FOR Proposal B.

RECORD DATES; QUORUM; VOTING AT THE MEETINGS

           SFX. The SFX Board has fixed the close of business on October 1, 1996 as the record date for the determination of the SFX Stockholders entitled to notice of and to vote at the SFX Annual Meeting. Only holders of record of SFX Shares on the record date will be entitled to notice of, and to vote at, the SFX Annual Meeting. As of the close of business on October 1, 1996 there were 6,431,897 SFX Class A Shares and 856,126 SFX Class B Shares issued and outstanding and entitled to vote at the SFX Annual Meeting. In addition, as of the close of business on October 1, 1996 there were 2,000 Series B Redeemable Preferred Stock, par value $0.01 per share, of SFX (the "SFX Series B Preferred Shares"), 2,000 Series C Redeemable Convertible Preferred Stock, par value $0.01 per share, of SFX (the "SFX Series C Preferred Shares") and 2,990,000 SFX Series D Preferred Shares issued and outstanding but not entitled to vote at the SFX Annual Meeting.

           A quorum is necessary to transact business at the SFX Annual Meeting. The presence in person or by proxy of the holders of record of a majority of the combined voting power of the outstanding shares entitled to vote at the SFX Annual Meeting shall constitute a quorum. Abstentions (i.e., votes withheld by stockholders who are present and entitled to vote) and broker non-votes (i.e., shares held by a broker for its customers that are not voted because the broker does not receive instructions from the customer or because the broker does not have discretionary voting power with respect to the item under consideration) will be counted as present for purposes of determining whether there is a quorum for the transaction of business.

           SFX's Restated Certificate of Incorporation provides that, in the election of directors, the holders of SFX Class A Shares are entitled by class vote, exclusive of all other stockholders, to elect two-sevenths (2/7ths) (or if such number of directors is not a whole number, the next higher number) of SFX's directors, with each SFX Class A Share entitled to one vote. With respect to the election of the other directors and the other matters submitted for a vote at the SFX Annual Meeting (other than the proposals to amend SFX's Restated Certificate of Incorporation), the holders of SFX Class A Shares and SFX Class B Shares shall vote as a single class, with each SFX Class A Share entitled to one vote and each SFX Class B Share entitled to ten votes, in accordance with SFX's Restated Certificate of Incorporation. The holders of SFX Shares are not entitled to cumulative voting in the election of directors. In addition, with respect to Proposals 2 and 3, the SFX Class A Shares and the SFX Class B Shares will vote together on each proposal and each class will vote separately with respect to the proposal to increase the authorized number of shares of such class.

           With respect to the proposals to be voted on at the SFX Annual
Meeting: (i) the affirmative vote of a majority of the combined voting power of the outstanding SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) and voting on the proposal is necessary to approve Proposal 1, (ii) the affirmative vote of a majority of the combined voting power of the outstanding SFX Shares and the affirmative vote of a majority of the outstanding SFX Class A Shares, voting separately, is necessary to approve Proposal 2, (iii) the affirmative vote of a majority of the combined voting power of the outstanding SFX Shares and the affirmative vote of a majority of the outstanding SFX Class B Shares, voting separately, is necessary to approve Proposal 3, (iv) the affirmative vote of a majority of the combined voting power of the SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) and voting on the proposal is necessary to approve Proposals 4 and 6, (v) the affirmative vote of a plurality of the votes cast at the SFX Annual Meeting (at which a quorum is present) by holders of the SFX Class A Shares, voting separately, is necessary to elect the three directors to be chosen by the holders of the SFX Class A Shares and the affirmative vote of a plurality of the votes cast at the SFX Annual Meeting (at which a quorum is present) by the holders of the SFX Shares, voting together, is necessary to elect the remaining directors, and (vi) the affirmative vote of a majority of the combined voting power of the SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) is necessary to ratify Proposal 7.

           Under the DGCL, although abstaining votes and broker non-votes are deemed to be present for purposes of determining whether a quorum is present at a meeting, abstaining votes and broker non-votes are not deemed to be a vote cast. With respect to matters requiring the affirmative vote of a majority of the outstanding shares, abstentions and broker non-votes have the effect of votes in opposition (Proposals 1, 2 and B), and, with respect to matters requiring the affirmative vote of a majority of the shares represented in person or by proxy, abstentions have the effect of votes in opposition and broker non-votes do not have the effect of votes in opposition (Proposals 4, 5, 6 and 7).

           SFX will appoint one or more inspectors, who may be employees of SFX, to determine, among other things, the number of SFX Shares represented at the SFX Annual Meeting and the validity of the proxies submitted for voting at the SFX Annual Meeting. SFX has retained ChaseMellon Shareholder Services, LLC, its transfer agent, as proxy tabulator to assist the inspectors in the performance of their duties.

           Mr. Robert Sillerman, the Chairman of the Board and Chief Executive Officer of SFX, may be deemed to be a beneficial owner of approximately 5.9% of the outstanding SFX Class A Shares and 100.0% of the outstanding SFX Class B Shares, which represent approximately 12.4% of the outstanding SFX Shares and approximately 57.4% of the combined voting power of the outstanding SFX Shares. The directors and executive officers of SFX (including Mr. Sillerman) may be deemed to be the beneficial owners of approximately 6.9% of the outstanding SFX Class A Shares and 100.0% of the outstanding SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represent approximately 12.5% of the outstanding SFX Shares and approximately 57.5% of the combined voting power of the SFX Shares. Accordingly, Mr. Sillerman, alone and with the other directors and executive officers of SFX, is generally able to control the outcome of all matters upon which he votes, and will be able to control the outcome of the proposals to be voted on at the SFX Annual Meeting (other than Proposal 2 (which must be approved in order to consummate the Merger) and the election of three directors by the holders of SFX Class A Shares.)

           As of the date of this Joint Proxy Statement/Prospectus, neither MMR nor any of its subsidiaries owned any SFX Shares.

           MMR. The MMR Board has fixed the close of business on October 1, 1996 as the record date for the determination of the MMR Stockholders entitled to notice of and to vote at the MMR Special Meeting. Only holders of record of MMR Shares on the record date will be entitled to notice of, and to vote at, the MMR Special Meeting. As of the close of business on October 1, 1996 there were 4,000,563 MMR Class A Shares and 633,334 MMR Class B Shares issued and outstanding and entitled to vote at the MMR Special Meeting. In addition, as of the close of business on October 1, 1996 there were 66,666 MMR Original Preferred Shares and 200,000 MMR Series B Preferred Shares issued and outstanding but not entitled to vote at the MMR Special Meeting.

           The MMR Class A Shares issued after October 1, 1996 in the MMR Exchange Offer and prior to the MMR Warrant Redemption will not be eligible to vote at the MMR Special Meeting.

           A quorum is necessary to transact business at the MMR Special Meeting. The presence in person or by proxy of the holders of record of a majority of the combined voting power of the outstanding shares entitled to vote at the MMR Special Meeting shall constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum for the transaction of business.

           MMR's Restated Certificate of Incorporation provides that the holders of MMR Class A Shares and MMR Class B Shares shall vote as a single class, with each MMR Class A Share and each MMR Class B Share entitled to one vote, on Proposal A. With respect to Proposal B, the MMR Class A Shares and MMR Class B Shares will vote together with each MMR Class A Share entitled to one vote and each MMR Class B Share entitled to ten votes, and each such class will also vote separately, as required by the DGCL.

           With respect to the proposals to be voted on at the MMR Special
Meeting: (i) the affirmative vote of a majority of the combined voting power of the outstanding MMR Class A Shares and MMR Class B Shares (with each class entitled to one vote per share) is necessary to approve Proposal A, and (ii) the affirmative vote of the holders of a majority of the combined voting power of the outstanding MMR Class A Shares and MMR Class B Shares, voting together, and the affirmative vote of the holders of a majority of the outstanding MMR Class A Shares and the MMR Class B Shares, each voting separately as a class, is necessary to approve Proposal B.

           Under the DGCL, although abstaining votes and broker non-votes are deemed to be present for purposes of determining whether a quorum is present at a meeting, abstaining votes and broker non-votes are not deemed to be a vote cast. With respect to matters requiring the affirmative vote of a majority of the outstanding shares (such as the two proposals scheduled to be acted upon at the MMR Special Meeting), abstentions and broker non-votes have the effect of votes in opposition.

           MMR will appoint one or more inspectors, who may be employees of MMR, to determine among other things, the number of MMR Shares represented at the MMR Special Meeting and the validity of the proxies submitted for voting at the MMR Special Meeting. MMR has retained American Stock Transfer and Trust Company, its transfer agent, as proxy tabulator to assist the inspectors in the performance of their duties.

           Management of MMR, including Bruce Morrow and Michael Ferrel, together with Mr. Sillerman may be deemed to beneficially own 336,000 MMR Class A Shares and 633,334 MMR Class B Shares, which (exclusive of stock options and warrants) represents 19.0% of the outstanding combined voting power of MMR with respect to Proposal A and 63.7% of the outstanding combined voting power with respect to Proposal B (and 6.2% and 100.0% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, for Proposal B). See "Security Ownership of Management and Principal Stockholders of MMR." All members of management of MMR and Mr. Sillerman have informed MMR that they intend to vote their MMR Shares in favor of Proposals A and B.

           In addition, J. Morton Davis and D.H. Blair Investment Banking
Corp., Gabriel Capital, L.P., and Ariel Fund Limited, and Chilton Investment Partners, L.P. and Richard L. Chilton, Jr., who collectively own an aggregate of 7.2% of the MMR Class A Shares, have agreed to vote any shares held by them on the record date of the MMR Special Meeting, in favor of Proposals A and B; provided that there are no pending competing offers. Mr. Sillerman, together with management and these stockholders (assuming that no shares are disposed of), may be deemed to control up to approximately 26.2% of the combined vote with respect to Proposal A and 13.4% of the class vote of the MMR Class A Shares with respect to Proposal B.

           As of the date of this Joint Proxy Statement/Prospectus, neither SFX nor any of its subsidiaries hold any MMR Shares.

PROXIES

           This Joint Proxy Statement/Prospectus is being furnished to SFX Stockholders and MMR Stockholders in connection with the solicitation of proxies by and on behalf of the SFX Board and the MMR Board for use at the SFX Annual Meeting and the MMR Special Meeting, respectively.

           VOTING OF PROXIES

           All SFX Shares and MMR Shares which are entitled to vote and are represented at the relevant Meeting by properly executed proxies received prior to or at the relevant Meeting, and not duly and timely revoked, will be voted at such Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted:

           (i)       in the case of the SFX Annual Meeting,
                     FOR approval of Proposals 1 through 4,
                     FOR the election to the SFX Board of Robert F.X. Sillerman, D. Geoffrey Armstrong,
                     Howard J. Tytel, Richard A. Liese and Thomas P. Benson by the holders of all SFX Shares and the election of  James F. O'Grady, Jr., Paul Kramer and Edward F. Dugan by the holders of SFX Class A Shares (Proposal 5),
                     FOR approval of Proposal 6, and
                     FOR the ratification of Proposal 7, and

           (ii)      in the case of the MMR Special Meeting,
                     FOR  approval of Proposals A and B.


           If any other matters are properly presented for consideration at either Meeting, including, among other things, consideration of a motion to adjourn or postpone either Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), Michael
G. Ferrel and Bruce Morrow, the case of MMR, and Robert F.X. Sillerman and Howard J. Tytel, in the case of SFX, the persons named in the enclosed forms of proxies and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment.




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




           REVOCATION OF PROXIES

           Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of SFX or MMR, as the case may be, at or before the taking of the vote at the relevant Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of SFX or MMR, as the case may be, before the taking of the vote at the relevant Meeting or
(iii) attending the relevant Meeting and voting in person (although attendance at the relevant Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered, in the case of SFX Stockholders, to ChaseMellon Shareholder Services, LLC, the transfer agent and proxy tabulator for SFX, at 600 Willow Tree Road, Leonia, New Jersey 07605, Telecopier No. 201-296-4142, Attention:
Norma Cianfaglione, and in the case of MMR, to American Stock Transfer & Trust Company, the transfer agent and proxy tabulator for MMR, at 40 Wall Street, 46th Floor, New York, New York 10005, Telecopier No. 718-921-8334, Attention:
Isaac Kagan.

           Stockholders of record may revoke a proxy via facsimile at the numbers set forth above. Any beneficial owner whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to revoke should contact such registered holder promptly and instruct such registered holder to revoke on his behalf. There is no guarantee that there will be sufficient time prior to the Meetings for the registered holder to deliver a revocation upon instruction by the beneficial owner.

           SOLICITATION OF PROXIES

           Each of SFX and MMR will pay its own expenses incurred in connection with this Joint Proxy Statement/Prospectus and the relevant Meeting, including the disbursements of legal counsel and accountants, except that each shall pay one-half of the printing expenses incurred in connection with this Joint Proxy Statement/Prospectus. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of SFX and MMR in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. SFX has retained Georgeson & Company Inc., at an estimated cost of $17,000, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals. MMR has also retained Georgeson & Company Inc., at an estimated cost of $12,000, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and SFX and MMR will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

           STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.




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




                               PROPOSALS 1 AND A

                                  THE MERGER


BACKGROUND OF THE MERGER

           In 1992, Robert F.X. Sillerman, along with others, founded SFX and MMR to own, operate and acquire radio stations. SFX's principal strategy at that time was to acquire radio stations in major markets while MMR's principal strategy at that time was to acquire radio stations in small and medium-sized markets located in the eastern United States. At that time, the Communications Laws limited the number of radio stations which any entity or person could own to 12 FM and 12 AM stations. Those ownership limits were based on "attributable" interests, which, for a corporation, included the interests of officers, directors and those who, directly or indirectly, had the right to vote 5% or more of the corporation's stock.

           To maximize the expansion opportunities for each of MMR and SFX, the companies were organized and structured so that Mr. Sillerman's investment would not cause SFX's stations to be attributable to MMR or MMR's stations to be attributable to SFX. Mr. Sillerman has, by virtue of his direct and indirect holdings of SFX Class B Shares, controlled a majority of the voting interest of SFX since its inception. Upon completion of SFX's initial public offering of equity in 1993, Mr. Sillerman controlled approximately 62% of the voting interest of SFX. Mr. Sillerman currently beneficially owns SFX stock representing approximately 57% of the voting interest and 12% of the economic interest. Since SFX's inception, Mr. Sillerman has been a director and a principal executive officer of SFX and is currently SFX's Chairman of the Board and Chief Executive Officer.

           Mr. Sillerman has never been an officer or director of MMR. Until August 1996, Mr. Sillerman's ownership interest in MMR consisted primarily of non-voting equity securities. Upon completion of MMR's initial public offering of equity in 1993, Mr. Sillerman's non-voting interest in MMR was convertible into voting securities representing approximately 62% of the voting interest. Mr. Sillerman currently beneficially owns MMR stock representing approximately 15% of the economic interest and, as a result of the stock conversion in August 1996 described elsewhere herein (see "Business of MMR--Change of Control of MMR"), beneficially owns approximately 50% of the voting interest. Although Mr. Sillerman has not been an officer or director of MMR, he has provided substantial business and financial advice to the company since its inception.

           After the completion of their initial public offerings, SFX pursued radio station acquisitions in major markets (generally the top 50 markets), such as Dallas, Texas; Houston, Texas; San Diego, California and Charlotte, North Carolina, while MMR pursued opportunities principally in smaller markets (generally markets outside the top 100 markets). In the first quarter of 1995, MMR acquired Southern Starr Broadcasting Group, Inc. ("Southern Starr"), which operated radio stations in small-sized markets such as Daytona Beach, Florida and Biloxi, Mississippi. The acquisition of Southern Starr (the "Southern Starr Acquisition"), which was financed principally with debt, greatly increased the size of MMR. Upon completion of the Southern Starr Acquisition, the number of stations that MMR operated or for which MMR provided programming increased from eight to fifteen. As a result, MMR's net revenues for 1995 increased 157% to $18.3 million from $7.1 million in 1994.

           As a larger company with increased access to the capital markets, MMR began to consider shifting its strategy to explore acquiring radio stations in medium-sized markets (ranked generally 50 to 100). SFX, which had particular success operating stations in medium-sized markets such as Nashville, Tennessee and Greenville-Spartanburg, South Carolina, was also pursuing opportunities in similar medium-sized markets. Focusing on medium-sized markets became an increasingly important strategy for SFX as: (i) liberalized ownership rules enabled SFX to develop clusters of stations in smaller markets and (ii) radio stations in medium-sized markets were available for purchase at more attractive prices than stations in major markets since the purchase price of stations in large markets increased more than stations in medium and smaller markets. This development appeared to create the possibility of potential conflicts between MMR and SFX, as both companies explored expansion opportunities.

           In the fall of 1995, both SFX and MMR sought to capitalize on the anticipated consolidation that would likely result from certain regulatory developments in the industry. In anticipation of the enactment of pending legislation that would liberalize the national and local ownership limitations applicable to radio stations, each of SFX and MMR sought to accelerate its acquisition program.

           In October 1995, Liberty Broadcasting, a privately-held company that owned and operated or provided programming to or sold advertising on behalf of 20 radio stations serving six markets, became available for purchase. Due to tax and other considerations, the owners of Liberty Broadcasting were only interested in selling their Liberty Broadcasting stock and not the underlying assets of Liberty Broadcasting. Certain of the Liberty Broadcasting stations were in markets that, in terms of size and geographic location, were more attractive to MMR than SFX, but would be suitable for both companies. In November 1995, SFX entered into an agreement to acquire Liberty Broadcasting for $236 million, subject to adjustment, and SFX and MMR simultaneously therewith entered into an Exchange Agreement (the "Exchange Agreement"), pursuant to which MMR would acquire 11 of the Liberty Broadcasting stations, and assume a JSA for the sale of advertising with respect to one of the Liberty Broadcasting stations, serving Hartford, Connecticut; Providence, Rhode Island; Albany, New York and Richmond, Virginia by exchanging (the "Exchange") ten stations serving Greensboro, North Carolina; Greenville, South Carolina; Houston, Texas; Jackson, Mississippi; and Raleigh, North Carolina, which MMR had agreed to acquire from third parties (the "Third Party Stations"). The Exchange was structured as a like-kind exchange that was intended to be substantially tax-free. MMR's consummation of the Exchange would have doubled its revenues.

           To finance its acquisitions and to restructure its debt, MMR planned to sell in public offerings 5,000,000 MMR Class A Shares and $110 million of its Senior Subordinated Notes due 2006. Registration statements for such public offerings were filed with the Commission in late February and early March 1996. MMR also anticipated that up to approximately $14 million of additional funding would be available as a result of its ability to call for redemption its Class A Warrants in the event that the MMR Class A Shares closed at least $10.75 per share for twenty consecutive days which would effectively compel the exercise of the MMR Class A Warrants. In the meantime, SFX entered into an agreement to acquire from Prism, for approximately $105 million, all of the assets used in the operation of 10 FM and 6 AM stations serving five markets: Louisville, Kentucky; Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas. At that time, SFX was evaluating plans to access the capital markets to finance its pending acquisitions.

           The Recent Legislation was enacted into law in February 1996. The Recent Legislation, as expected by MMR and SFX, eliminated the limit on the number of radio stations that an individual or entity may own nationally and liberalized the number of radio stations that an individual or entity may own locally. The Recent Legislation removed the regulatory bar to merging Mr. Sillerman's broadcast interests and his becoming the attributable owner of both SFX and MMR.

           In early March 1996, Mr. Sillerman met with Goldman Sachs & Co. ("Goldman Sachs"), one of SFX's investment bankers, to discuss, in light of the Recent Legislation, the structure and timing of the offerings that SFX was contemplating. At that time, Goldman Sachs noted that a combination of SFX and MMR could also serve as a basis for simplifying each company's complicated capital structure and bring clarity to the relationships among SFX, MMR, Mr. Sillerman and SCMC, and might result in financing being available on more attractive terms than each of SFX and MMR would obtain as stand alone companies. Mr. Sillerman also informally discussed the idea of combining the companies with certain directors of SFX and MMR including R. Steven Hicks, D. Geoffrey Armstrong, Paul Kramer and James O'Grady of SFX and Michael G. Ferrel of MMR.

           At a meeting of the MMR Board on the morning of March 25, 1996, which Messrs. Sillerman and Tytel were invited to attend, Mr. Sillerman discussed with the MMR Board the concept of an SFX-MMR combination. No specific proposal was made at that time. Rather, Mr. Sillerman stated that the SFX Board would be meeting later that day to discuss the matter. After Mr. Sillerman's presentation, the MMR Board reconvened to discuss informally the potential benefits of an SFX-MMR combination. It was noted that MMR's publicly-traded securities did not appear to benefit as much as other radio companies from the increased interest in the radio industry since the enactment of the Recent Legislation. The MMR Board also considered that its contemplated public offerings would not likely be sufficient to finance its pending acquisitions and refinance its outstanding debt unless the price of the MMR Class A Shares significantly increased from its then current levels. Furthermore, unless the price of the MMR Class A Shares increased, MMR would not be able to cause the exercise of its Class A Warrants. It was the view of MMR's investment bankers, that, as a result of the likelihood that the public offering per share price would not be as high as hoped for, more shares would have to be sold to finance the pending acquisitions and to refinance MMR's outstanding debt, thereby impacting the ability of the MMR Class A Shares to increase significantly in the short-term.

           The MMR Board preliminarily believed that a possible combination should be evaluated, because, among other reasons, (i) it might enable the combined company to obtain financing on terms more favorable than the terms available to MMR alone, (ii) a combined company would be better positioned than MMR to compete as the radio industry continued to consolidate, (iii) it would enable MMR to obtain the services of Mr. Sillerman and SCMC without having to pay continuing cash fees, (iv) both companies shared similar management philosophies, (v) both companies were pursuing complementary business strategies, (vi) a combination would likely promote business efficiencies and operational synergies and (vii) a combination would likely eliminate potential conflicts of interest and artificial operating constraints under which the two companies were operating. It was also noted that the management teams of SFX and MMR might prove to be particularly compatible and that it was likely that a transaction could be structured as a tax-free exchange allowing shareholders of MMR to retain an equity interest in a larger, combined company without incurring any tax liability. The MMR Board was of the view that the Recent Legislation would result in significant consolidation in the radio industry and companies of MMR's size might not be in the best position to compete effectively in such an environment.

           In light of a number of factors, including that one director, Ken Harmonay, represented the interests of Huff, which owned certain subordinated debt and equity securities of MMR, and another director, Michael G. Ferrel, MMR's President, would likely be considered for an executive position in the combined entity should a merger transaction be pursued, the MMR Board determined to establish the MMR Independent Committee, consisting of Myles W. Schumer and Edward L. Simon. Mr. Schumer and Mr. Simon had been elected solely by the holders of MMR's Class A Shares and neither Mr. Schumer nor Mr. Simon is or was an officer or employee of MMR or a director, officer or employee of SCMC. The MMR Independent Committee was authorized to (i) consider and evaluate any proposal that SFX might make, (ii) negotiate, on behalf of the MMR Board, the terms of any merger transaction and (iii) engage counsel and financial advisors and other consultants deemed necessary by the MMR Independent Committee to assist in the exercise of its authority.

           The SFX Board formally considered the concept of an SFX - MMR combination at a meeting in the afternoon of March 25, 1996. At that meeting the SFX Board recognized that, as a result of the Recent Legislation, there no longer existed a regulatory barrier in combining SFX and MMR and, over time both companies' acquisition strategy had become similar and both companies were exploring acquisition opportunities in similar markets. The SFX Board was of the preliminary view that a combination of SFX and MMR would be desirable particularly since (i) capital markets and investors would likely react favorably to a simplification of the companies' current complicated structure and relationships, resulting in a lower combined cost of capital, (ii) the combination would result in a larger company which would be better positioned to benefit from the expansion opportunities expected to result from the Recent Legislation, (iii) both companies shared similar management philosophies and strategies, (iv) a combination would promote business efficiencies and operational synergies and (v) a combination would eliminate potential conflicts of interest and artificial operating constraints under which the two companies were operating. The SFX Board was also of the view that, as a result of the Recent Legislation, there would be greater opportunity for potential conflicts of interest to arise in the future, as SFX and MMR accelerated their strategy of expanding through acquisition, and that by combining the companies management could focus its attention on acquiring radio stations without regard to market size or geographic location.

           Mr. Sillerman informed the SFX Board that SCMC would be willing to restructure its arrangements with SFX and MMR to facilitate such a combination. In discussions with the SFX Board, Mr. Sillerman indicated that SCMC would be willing to terminate its regular cash fee arrangement with MMR and restructure its anticipated fee with respect to SFX's and MMR's pending acquisitions including any potential combination of SFX and MMR, in return for compensation substantially in the form of warrants, exercisable at the current market price and, therefore, only of value to the extent that SFX stock increased in the future. See "Certain Relationships and Related Transactions."

           The SFX Board decided at the March 25 meeting to explore an acquisition proposal with financial advisors and outside counsel. At the suggestion of Mr. Sillerman and Howard J. Tytel, Executive Vice President and a Director of SFX and General Counsel and Director of SCMC, the SFX Board concluded that, in light of a number of factors, including the significant ownership interests of Mr. Sillerman and his affiliates in both SFX and MMR, and certain contractual and other relationships of Mr. Sillerman and his affiliates with MMR, it was appropriate to appoint the SFX Independent Committee.

           The SFX Independent Committee, consisting of James F. O'Grady, Jr. and Paul Kramer, who was designated as Chairman, was convened. Neither Mr. O'Grady nor Mr. Kramer is or was an officer or employee of SFX or a director, officer or employee of SCMC. Messrs. Kramer and O'Grady had been elected to the SFX Board by the holders of SFX Class A Shares, excluding any SFX Class A Shares owned by Mr. Sillerman or his affiliates. The SFX Independent Committee was authorized to (i) determine whether to make a proposal ("Proposal") requiring approval of the SFX Board with respect to any merger transaction with MMR (a "Merger Transaction"), (ii) negotiate on behalf of the SFX Board the terms of any Merger Transaction and (iii) engage counsel and financial advisors and other consultants deemed necessary by the SFX Independent Committee to assist it in the exercise of its authority. Since any proposed Merger Transaction would likely be futile without the support of Mr. Sillerman, as the holder of a majority of the voting power of the SFX Shares, the SFX Board believed that it would be desirable for Mr. Sillerman to consult with the advisors to be retained by the SFX Independent Committee in the formulation of a Proposal. The advisors were to present to the SFX Independent Committee for its review, a transaction that Mr. Sillerman could support and which was fair to the stockholders of SFX, other than Mr. Sillerman and his affiliates. It was, however, recognized that only the SFX Board, upon the recommendation of the SFX Independent Committee, could commit SFX to a Merger Transaction.

           On March 27, 1996, Baker & McKenzie was retained by SFX to assist in the drafting of the Merger Agreement and ancillary documentation in the event that the Proposal progressed.

           On March 28, 1996, the SFX Independent Committee met with representatives of and retained Furman Selz as its financial advisor to advise and assist the SFX Independent Committee in its consideration of, and negotiations with respect to, the financial terms of a Merger Transaction and to issue an opinion as to the fairness, from a financial point of view, of a Merger Transaction if one was ultimately agreed to by both parties. Furman Selz was selected, among other reasons, because while it was familiar with SFX's business, having previously performed various investment banking services for SFX, including acting as a managing underwriter for SFX's initial public offering of stock and its 1995 public offering of stock, it was not then performing any investment banking services for SFX. Furman Selz was engaged with the understanding that it would not participate in raising financing for either SFX's or MMR's pending acquisitions whether or not a Merger Transaction was pursued. After due deliberations, Furman Selz was instructed to formulate a Proposal of a Merger Transaction to be reviewed by the SFX Independent Committee and then presented to the MMR Independent Committee. The SFX Independent Committee instructed Furman Selz to seek the input of Mr. Sillerman as necessary in formulating a Proposal. Later that day, the SFX Independent Committee met with representatives of, and retained, the law firm of Dewey Ballantine, as special counsel to the SFX Independent Committee. The SFX Independent Committee discussed with Dewey Ballantine the SFX Independent Committee's role generally in a Merger Transaction and the fiduciary obligations of the SFX Independent Committee to the SFX Stockholders, other than Mr. Sillerman or his affiliates.

           On March 28, 1996, the MMR Independent Committee retained the law firm of Paul, Hastings, Janofsky & Walker ("Paul Hastings") to assist it in its deliberations. At a meeting on March 29, 1996, the MMR Independent Committee, together with its counsel, received a presentation from Mr. Ferrel regarding the financial condition, recent results of operations and other activities of MMR which could affect its valuation. Mr. Ferrel also provided the MMR Independent Committee with an overview of the radio industry and of the available growth opportunities for MMR. Mr. Ferrel was then excused from the meeting, and the MMR Independent Committee spoke with representatives of Oppenheimer and engaged in additional deliberations relating to the retention of one or more financial advisors to the MMR Independent Committee.

           On April 1, 1996, the SFX Independent Committee met with representatives of Dewey Ballantine and Furman Selz. The SFX Independent Committee reviewed with Dewey Ballantine its mandate from the SFX Board and its fiduciary obligations to the stockholders of SFX, other than Mr. Sillerman and his affiliates. Thereafter, representatives of Furman Selz reported on the financial due diligence conducted by Furman Selz and the valuation methodologies and factors Furman Selz would employ and consider in connection with evaluating the fairness, from a financial point of view, of a Merger Transaction. The representatives of Furman Selz then briefly reported on the initial Proposal which involved a fixed exchange ratio of 0.3 shares of SFX common stock for each share of MMR common stock, constituting at the time a value of approximately $10.25 per MMR Share. MMR Class A Shares had closed at $9.625 that day after a recent price run up. The SFX Independent Committee authorized Furman Selz to communicate the Proposal to the MMR Independent Committee.

           At its meeting on April 1, 1996, Paul Hastings outlined for the MMR Independent Committee its fiduciary duties under Delaware law. Representatives of Oppenheimer thereafter discussed with the MMR Independent Committee the various methodologies which they expected to employ in connection with their evaluation of a Proposal. The members of the MMR Independent Committee also reviewed with Paul Hastings MMR's capital structure and indicated their desire in connection with any transactions to simplify MMR's capital structure, if possible. The members of the MMR Independent Committee expressed their concern, based upon prior advice from several of MMR's investment bankers, that MMR's complicated capital structure, including two outstanding classes of publicly-traded warrants, may have adversely affected MMR's market value. A general discussion then followed regarding MMR's pending transactions and the relationship of Mr. Sillerman and other entities affiliated with Mr. Sillerman to MMR.

           On the evening of April 1, 1996, Furman Selz communicated SFX's initial Proposal to the MMR Independent Committee's advisors. Prior to the MMR Independent Committee's next meeting on April 3, 1996, the MMR Independent Committee determined that Oppenheimer would act as sole financial advisor to the MMR Independent Committee and would be requested to render a fairness opinion with respect to the fairness, from a financial point of view, of any Proposal to the holders of the MMR Class A Shares. Oppenheimer was selected because while it was familiar with MMR's business, having participated in the preparation of the registration statement for MMR's then pending equity offering, it had not been involved with any of SFX's contemplated offerings. It was also understood that Oppenheimer would not participate in SFX's contemplated financings, whether or not a Merger Transaction was pursued.

           On April 3, after reviewing certain legal, financial and other related matters with its advisors, the MMR Independent Committee reviewed the terms of SFX's initial Proposal. The MMR Independent Committee discussed various mechanisms for ensuring that MMR's stockholders would receive adequate value in any business combination, notwithstanding changes in the market price of SFX Class A Shares after the date on which any acquisition agreement were executed. As part of such discussions, Paul Hastings again reviewed for the members of the MMR Independent Committee their fiduciary duties under Delaware law. Paul Hastings noted for the MMR Independent Committee that it could consider in its deliberations the fact that Messrs. Sillerman, Ferrel and Morrow, who controlled a substantial block of MMR's capital stock, had informally indicated to the MMR Independent Committee that they supported a combination of SFX and MMR and that such persons would be unlikely to favor any other bidders for MMR. In particular, Paul Hastings advised the MMR Independent Committee that, pursuant to MMR's charter, while the holders of MMR's Class B Stock (Messrs. Morrow and Ferrel) would not vote ten for one in any Merger Transaction involving SFX, they would be entitled to vote MMR Class B Shares ten for one in respect of any competing transaction. Furthermore, although Mr. Sillerman held shares of non-voting Class C Common Stock, par value $0.01 per share, of MMR (the "MMR Class C Shares") and MMR Original Preferred Shares, pursuant to MMR's Restated Certificate of Incorporation Mr. Sillerman's 360,000 MMR Class C Shares were convertible by Mr. Sillerman, subject to the receipt of applicable prior FCC approval, into 360,000 MMR Class A Shares. Accordingly, in voting on any competing transaction, Messrs. Sillerman, Morrow and Ferrel, together, would have approximately 40% of the total voting power. Paul Hastings also noted that pursuant to MMR's Restated Certificate of Incorporation, Mr. Sillerman could convert his non-voting MMR securities (MMR Class C Shares and MMR Original Preferred Shares) into MMR Class B Shares, subject to the receipt of applicable prior FCC approval, (i) at any time after May 15, 1996 that MMR was in default under any obligation for borrowed money, or (ii) in any event, after July 1998. If Mr. Sillerman were able to convert his non-voting securities into MMR Class B Shares, Mr. Sillerman, alone, would control approximately 50% of the vote in respect of any competing transaction and could thereby effectively prohibit the consummation of any competing transaction. After additional discussions with its advisors, the MMR Independent Committee requested that Oppenheimer commence preliminary negotiations with Furman Selz regarding an acceptable framework for any business combination between the two companies.

           Oppenheimer and Furman Selz negotiated various aspects of the Proposal on April 3. Among other things, Oppenheimer informed Furman Selz that the proposed fixed exchange ratio of 0.3 shares of SFX was not acceptable. In addition, Oppenheimer informed Furman Selz that the MMR Independent Committee was seeking to limit the risk to MMR's stockholders if the SFX common stock price declined and to also permit MMR's stockholders to participate in certain increases in value of the SFX common stock. Oppenheimer also informed Furman Selz that SFX would be required to assume principal responsibility for (and the costs associated with) "simplifying" MMR's capital structure, and in particular the publicly traded MMR Class A Warrants and MMR Class B Warrants.

           Oppenheimer reported the results of its discussions with Furman Selz to the MMR Independent Committee on April 4. The MMR Independent Committee also discussed MMR's pending acquisition of certain radio stations from Liberty Broadcasting and the related Exchange, and the effects of any combination upon such transaction. Prior to the conclusion of the meeting, Paul Hastings reviewed for the MMR Independent Committee certain aspects of a draft form of the Merger Agreement and noted, among other things, the need to obtain representations, warranties and covenants from SFX substantially similar to those being requested of MMR, the delivery of disclosure schedules and the timing thereof; the need to further negotiate the terms of any lockup or breakup fees; the basis upon which MMR would be entitled to terminate the Agreement, including the need for a "fiduciary out" provision; and ways in which the MMR Stockholders could be protected from declines in the price of SFX stock due to the significant time period it was anticipated it would take to consummate the transaction.

           On April 5, the MMR Independent Committee convened, and counsel reported to the members of the MMR Independent Committee that, among other things, the Merger Agreement contained a "fiduciary out" provision which would permit MMR, under certain circumstances, to terminate the Merger Agreement and accept a competing offer. This provision would not preclude a third party offer during the anticipated time gap between signing and consummation. The Merger Agreement also provided for disclosure schedules to be delivered after the execution of the Merger Agreement at which time each party would, under certain circumstances, be able to terminate the agreement. In addition, the MMR Independent Committee discussed the nature of certain debt and equity securities held by Huff and the requirement that MMR obtain Huff's prior consent to entering into any business combination with SFX.

           During the period April 2 through April 6, the SFX Independent Committee met regularly with its financial and legal advisors to discuss the status of the negotiations with respect to the proposed merger.

           The MMR Independent Committee met again on April 6 to discuss the status of the negotiations between its advisors and SFX's advisors. After reviewing the status of the negotiations, representatives from Oppenheimer discussed its preliminary findings and its valuation methodologies and assumptions with the MMR Independent Committee. After extensive discussion of Oppenheimer's analysis, the MMR Independent Committee authorized Oppenheimer to propose a fixed exchange ratio of 0.39 for each outstanding MMR Share (representing a cash value of approximately $13.50 based on the closing price of $34.50 for SFX Class A Shares on the preceding trading day). It was believed that a fixed exchange ratio of 0.39 was sufficient to protect MMR Stockholders from potential declines in SFX common stock and would also obviate the need to permit the MMR Stockholders to participate in increases in SFX's stock price. The SFX Independent Committee rejected the proposed fixed exchange ratio of
0.39. SFX's advisors then proposed a fixed exchange ratio of 0.32, which was rejected by the MMR Independent Committee. Thereafter, Messrs. Sillerman and Tytel, in light of their familiarity with both companies, were invited by the MMR Independent Committee to make a presentation to the MMR Independent Committee regarding SFX's proposal. Messrs. Sillerman and Tytel discussed the financial condition, results of operations and prospects of SFX and certain possible alternatives regarding the proposed consideration. The MMR Independent Committee indicated to Messrs. Sillerman and Tytel that it would not likely recommend to the Board any proposal that did not protect MMR Stockholders in the event of significant declines in the SFX stock price. The MMR Independent Committee also indicated to Messrs. Sillerman and Tytel that it was prepared to terminate discussions with SFX if SFX was unable to improve its initial offer.

           During the period from April 7, 1996 to April 11, 1996, Oppenheimer and Furman Selz conducted additional due diligence and revised their respective financial assumptions. Also during this period, the SFX Independent Committee met regularly with its legal and financial advisors and was informed of the status of negotiations with respect to the proposed exchange ratio and the terms of the draft merger agreement. The SFX Independent Committee also met from time to time during the period from March 28, 1996 to April 15, 1996 with Messrs. Sillerman and Tytel to obtain information, to inform them of the status of the negotiations between the parties and to negotiate the payment to SCMC of a fee for services previously rendered and the termination of SCMC's future advisory services to SFX and MMR. See "Certain Relationships and Related Transactions."

           On April 11, 1996, each of Messrs. Sillerman, Morrow and Ferrel delivered a letter to MMR to the effect that each intended to vote his MMR stock for a Merger Transaction between MMR and SFX should such a proposal be submitted to MMR Stockholders and each would vote against any competing transaction.

           On April 11, 1996, after the MMR Independent Committee had rejected as inadequate several interim proposals, an exchange ratio was proposed pursuant to which each outstanding share of MMR's common stock would be exchanged for SFX common stock having a value equal to $11.50 which would be adjusted as follows: (i) the consideration would increase by 25% of the increase of the trading price of SFX common stock above $42.00, up to $44.00, and by 30% of the increase above $44.00 (with no cap on the total value), and
(ii) if the price of SFX common stock dropped below $32.00, the exchange ratio would be fixed at 0.3593. If the price of SFX common stock dropped below $28.52 (which would imply a value received for each of MMR's shares of $10.25), then MMR would have the right to terminate the merger and, in the event of such termination, SFX would have the right, but not an obligation, to rescind the termination by agreeing that MMR Stockholders would receive SFX common stock having a value of no less than $10.25 per share, subject to certain conditions. In addition, MMR would be required to offer to exchange all of the MMR Class B Warrants for a maximum of two-tenths (.2) of an MMR Class A Share. In the event and to the extent that MMR failed to repurchase at least 50% of the MMR Class B Warrants, the total value of SFX Shares received by the MMR Stockholders would be reduced by $1.50 for each MMR Class B Warrant not so repurchased. SFX would bear the cost of repurchasing all other derivative securities.

           On April 11, the MMR Independent Committee met to consider the financial terms of the proposed business combination and to make a formal recommendation to the MMR Board regarding the latest Proposal. Prior to commencing its formal discussions, Paul Hastings reported to the MMR Independent Committee that, earlier in the day, it had received a telephone call from counsel to Mr. Kenneth Harmonay, a member of the MMR Board designated by Huff. Mr. Harmonay's counsel indicated, among other things, that Mr. Harmonay would request additional time within which to consider the latest Proposal and Oppenheimer's analysis thereof. The MMR Independent Committee then determined to convene a telephonic conference call with all of the members of the MMR Board, including Mr.
Harmonay.

           Oppenheimer's representatives then reviewed its analysis of the latest Proposal. Paul Hastings reviewed in detail the history of the negotiations and the most recent draft of the Merger Agreement. After the presentations, the members of the MMR Independent Committee determined to delay making any recommendation to the full MMR Board until the other members of the MMR Board, including Mr. Harmonay, had reviewed all information relevant to the MMR Independent Committee's evaluation of the latest Proposal. After additional discussion, the MMR Board determined to reconvene on April 14 to further consider the latest Proposal.

           On April 11, 1996, the SFX Independent Committee met with representatives of Dewey Ballantine and Furman Selz to review the terms of the proposed transactions. The representatives of Dewey Ballantine reviewed again for the SFX Independent Committee their fiduciary obligations to the stockholders of SFX, other than Mr. Sillerman and his affiliates. The representatives of Furman Selz then reviewed with the SFX Independent Committee their analyses of the latest Proposal. Dewey Ballantine reviewed for the SFX Independent Committee the history of negotiations of the Merger Agreement and described in detail certain key provisions of the draft Merger Agreement.

           The MMR Board met by telephone conference call in the morning on April 14 to consider the latest Proposal. The MMR Independent Committee's advisors reviewed for the MMR Board the terms of the merger and the history of the negotiations. Paul Hastings reviewed with the MMR Board the letters delivered by Messrs. Sillerman, Ferrel and Morrow indicating their support for a combination of SFX and MMR and their intention to vote against any competing transaction. Paul Hastings also reviewed in detail for the MMR Board the material terms of the Merger Agreement. The members of the MMR Independent Committee noted for the full Board that the time frame within which the merger was to be consummated provided ample opportunity for a higher third party proposal to surface and that the $3.5 million breakup fee which had been discussed with Paul Hastings and the MMR Independent Committee's special Delaware counsel was intended to compensate SFX for out-of-pocket expenses and not to deter such a proposal. However, the MMR Independent Committee was mindful that any such third party proposal would likely require the support of Messrs. Sillerman, Morrow and Ferrel, as well as Huff. Mr. Harmonay advised the MMR Board that although certain points needed to be finalized, Huff supported the latest Proposal.

           After further discussion regarding the terms of the Merger Agreement, the representatives of Oppenheimer delivered their oral opinion to the MMR Board, which was subsequently to be confirmed in writing, that the consideration to be received by the holders of MMR Class A Shares was fair, from a financial point of view. Following such presentation, the MMR Independent Committee recommended to the full MMR Board that it approve and adopt the Merger Agreement and recommend its approval by the MMR Stockholders. The MMR Board thereafter approved and adopted the Merger Agreement and recommended that the MMR Stockholders approve the Merger. Mr. Harmonay abstained from such vote, indicating that he had a conflict of interest as a result of certain ongoing negotiations between Huff and MMR with respect to the consent which MMR required from Huff to enter into the transaction.

           During the late evening of April 14, additional discussions regarding the consent required from Huff to enter into the transaction were undertaken. These discussions related to the precise terms of the consent, including prepayment penalties with respect to certain subordinated indebtedness held by Huff. After extensive discussions, an agreement in principle was concluded between Huff and MMR, with Huff indicating that it would consent to the execution of the Merger Agreement. At approximately 11:30 p.m. on April 14, representatives of the SFX Board and the MMR Board met by telephone to consider certain modifications to the proposed terms of the merger required as a result of the final terms of the Huff consent to the transaction, which principally was an increase from $1.50 to $2.30 in the adjustment required in the event that fewer than 50% of the MMR Class B Warrants were repurchased. After reviewing the proposed modifications to the terms of the merger with the MMR Independent Committee, representatives of Oppenheimer updated certain of their financial analyses and rendered their oral fairness opinion, subsequently confirmed in writing, the MMR Independent Committee and the MMR Board (with Mr. Harmonay abstaining) again approved and adopted the Merger Agreement and recommended that the MMR Stockholders approve the Merger.

            The SFX Independent Committee met on April 14, 1996 with representatives of Dewey Ballantine and Furman Selz and reviewed the proposed terms of the Merger Transaction. The SFX Independent Committee also was informed of the terms of the Huff Agreement. At such meeting, the representatives of Furman Selz updated certain of their financial analyses and rendered Furman Selz's oral fairness opinion, subsequently confirmed in writing, to the SFX Independent Committee with respect to the Merger. Dewey Ballantine reviewed for the SFX Independent Committee revisions to the draft Merger Agreement and again reviewed with the SFX Independent Committee their fiduciary obligations to the stockholders of SFX, other than Mr. Sillerman and his affiliates. In light of the foregoing, the financial advice of Furman Selz and the rendering of Furman Selz's fairness opinion, and after full consideration of the terms of the draft Merger Agreement, the SFX Independent Committee at the April 14, 1996 meeting unanimously determined that it would recommend to the full SFX Board that the Merger Agreement, and the transactions contemplated thereby, be approved and adopted. The SFX Board unanimously approved and adopted the Merger Agreement and recommended that the SFX Stockholders approve the Merger.

           MMR and SFX executed the Merger Agreement on the morning of April 15 and issued a press release announcing the Merger.

           In a complaint dated April 18, 1996, a suit was instituted against MMR, each of the directors of MMR, SFX and Mr. Sillerman seeking to enjoin the Merger, or, in the alternative seeking monetary damages. See "--Certain Legal Proceedings."

           On April 23, 1996 an amended and restated merger agreement (the "Amended and Restated Merger Agreement") which contained non-substantive technical amendments and extended the periods of time within which certain matters were required to be completed was entered into. On May 6, 1996 an amendment to the Amended and Restated Merger Agreement providing for an extension of the time period provided in the Amended and Restated Merger Agreement for negotiation of a definitive agreement between Huff and MMR was entered into.

           During June and July, Messrs. Sillerman and Tytel, on behalf of SFX, had various discussions with a few major institutional MMR Stockholders and their representatives who, while favorably disposed to the concept of a combination, expressed the view that an increase in consideration would be appropriate. Messrs. Sillerman and Tytel reported the substance of their conversations to the SFX Board and the SFX Independent Committee and discussed the possibility of increasing the Exchange Ratio with Furman Selz. Although it was SFX's view that the Exchange Ratio was fair, it was acknowledged that SFX's interests would be served by ensuring that the Merger be consummated as soon as practicable, particularly since the pace of consolidation of the radio industry, if anything, had accelerated. Inasmuch as certain significant institutional holders of MMR Stock expressed dissatisfaction with the Exchange Ratio, it was the SFX Board's view that raising the Exchange Ratio would be desirable if it would enhance and hasten the completion of the Merger, particularly in light of the substantial time and resources that it had already devoted to the combination. In addition, the SFX Board was mindful of the pending litigation.

           On July 26, 1996 (i) Gabriel Capital, L.P. and Ariel Fund Limited and (ii) Chilton Investment Partners, L.P. and Richard L. Chilton, Jr., the beneficial owners of 256,355 and 172,885 MMR Class A Shares, respectively, agreed to vote the shares they own on the record date, if any, in favor of the Merger and against any competing transactions provided that the Merger Agreement be amended to increase the Exchange Ratio to provide for SFX Shares with a value of $12.00.

           On July 29, 1996, the MMR Independent Committee and the MMR Board met to consider Amendment No. 2 to the Amended and Restated Agreement and Plan of Merger (as executed, "Amendment No. 2") which (i) increased the price per MMR Share from $11.50 to $12.00 resulting in a concomitant increase in the Exchange Ratio, (ii) increasing the Exchange Ratio if the SFX Class A Common Stock Price is less than $32.00 to 0.3750, (iv) increasing the adjustment to be made to the aggregate price for all of the MMR Shares to $2.50 per MMR Class B Warrant if, and to the extent that fewer than 50% of the MMR Class B Warrants are tendered in the MMR Exchange Offer and (v) changing the price at which the Merger Agreement is terminable to $27.33 to preserve the $10.25 Minimum Per Share Amount. In addition, SFX and MMR would agree to negotiate in good faith to enter an agreement whereby SFX would advance up to $18.0 million to MMR to enable MMR to acquire WKSS-FM, Hartford, Connecticut and up to $5.0 million to MMR for working capital. See "Business of MMR--Recent Acquisitions, Dispositions and Other Transactions." Amendment No. 2 also provided that MMR would make available to SFX the services of Michael G. Ferrel, the President and Chief Executive Officer of MMR, on a consulting basis to the extent that such services do not conflict with Mr. Ferrel's obligations to MMR until the earlier of (x) the termination of the Merger Agreement and (y) the Effective Time. Neither Mr. Ferrel nor MMR would receive any compensation for such services. Paul Hastings gave a presentation reviewing Amendment No. 2. Oppenheimer analyzed Amendment No. 2 and delivered its oral fairness opinion, which was to be subsequently confirmed in writing, that, the Exchange Ratio (as determined pursuant to Amendment No. 2) was fair, from a financial point of view, to the holders of MMR Class A Shares. The MMR Independent Committee unanimously approved the proposal and recommended the MMR Board approve Amendment No. 2, subject to receipt of Oppenheimer's written fairness opinion. The MMR Board approved Amendment No. 2 (with Mr. Harmonay abstaining), subject to receipt of Oppenheimer's written fairness opinion.

           On July 30, 1996, the SFX Independent Committee and the SFX Board met to consider Amendment No. 2. Dewey Ballantine gave a presentation reviewing Amendment No. 2. Furman Selz analyzed Amendment No. 2 and delivered its oral fairness opinion, which was subsequently confirmed in writing, that, as of the date of such opinion, the Exchange Ratio (as determined pursuant to Amendment No. 2) was fair, from a financial point of view, to the SFX Stockholders (other than Mr. Sillerman and his affiliates). The SFX Independent Committee unanimously approved Amendment No. 2 and recommended that the SFX Board approve Amendment No. 2. The SFX Board unanimously approved Amendment No. 2.

           On July 30, 1996 Oppenheimer delivered its fairness opinion that the Exchange Ratio was fair from a financial point of view to the holders of MMR Class A Shares. On July 30, 1996, MMR and SFX entered into Amendment No. 2.

           On July 31, 1996, J. Morton Davis and D.H. Blair Investment Banking Corp., the owners of 312,706 MMR Class A Shares, agreed to vote the shares they own on the record date, if any, in favor of the Merger provided that there are no pending competing offers.

           In connection with the litigation seeking to enjoin the Merger or obtain monetary damages, representatives of SFX and MMR continued discussions with plaintiff's counsel through the summer regarding plaintiff's concerns. As a result of these discussions, it was proposed that the Exchange Ratio be further increased by $0.50 so that, in the Merger each MMR Share would receive SFX stock having a value of $12.50. In connection therewith the "collar", pursuant to which MMR Stockholders would receive 25% of the increase of the trading price SFX stock between $42 and $44 per share would be deleted but MMR Stockholders would continue to receive 30% of the increase in SFX stock beyond $44 per share. Under the proposal, in the Merger, each MMR Share would be exchanged for SFX stock having a value of $12.50, irrespective of the price at which SFX stock trades, provided that SFX stock trades above $32, and MMR Stockholders would receive 30% of any increase in SFX stock beyond $44. Accordingly, so long as the SFX stock trades at or above $44, the Exchange Ratio would not be affected by Amendment No. 3. The proposal was set forth in the Settlement which plaintiff executed and delivered on September 25, 1996. See "--Certain Legal Proceedings."

           On September 25, 1996, the SFX Board met to review the proposed changes to the Exchange Ratio as set forth in Amendment No. 3. On September 30, 1996, the SFX Independent Committee met to review the proposed changes to the Exchange Ratio as set forth in Amendment No. 3. On September 30, 1996, Furman Selz analyzed Amendment No. 3 and delivered its oral fairness opinion, which it subsequently confirmed in writing, that, as of the date of such opinion, the Exchange Ratio (as determined pursuant to Amendment No. 3) was fair from a financial point of view, to the SFX Stockholders (other than Mr. Sillerman and his affiliates). The SFX Independent Committee unanimously approved Amendment No. 3 and recommended that the SFX Board approve Amendment No. 3. The SFX
Board unanimously approved Amendment No. 3.

           On September 26, the MMR Independent Committee and the MMR Board met to review Amendment No. 3. The MMR Independent Committee unanimously approved Amendment No. 3, subject to receipt of Oppenheimer's written fairness opinion. The MMR Board approved Amendment No. 3 (with Mr. Harmonay abstaining), subject to receipt of Oppenheimer's written fairness opinion. Oppenheimer analyzed Amendment No. 3 and delivered its written fairness opinion, that, as of the date of such opinion the Exchange Ratio (as set forth in Amendment No. 3) was fair, from a financial point of view, to the holders of MMR Class A Shares (other than Messrs. Morrow, Ferrel and Sillerman).

           On September 30, Oppenheimer delivered its written fairness opinion to the MMR Board and SFX and MMR entered into Amendment No. 3.

EFFECTS OF AND REASONS FOR THE MERGER; RECOMMENDATIONS OF THE
  BOARDS OF DIRECTORS

           SFX. The SFX Board and the SFX Independent Committee each believes that the terms of the Merger, and the related stock issuance, are fair to, and in the best interests of, SFX and its stockholders. Accordingly, each of the SFX Board and the SFX Independent Committee has unanimously approved the issuance of SFX Shares pursuant to the Merger Agreement and has recommended the approval by the SFX Stockholders of the issuance of such shares. The SFX Board and the SFX Independent Committee believe that the acquisition of MMR will further SFX's long-term strategic objective to remain a major competitor in the radio broadcasting business. In anticipation of the Recent Legislation, SFX entered into various acquisition agreements, including the Merger Agreement, which are expected to increase the number of radio stations owned and operated by SFX or to which SFX provides programming or sells advertising from approximately 20 to 67 and SFX has entered or plans to enter into arrangements for an aggregate of approximately $750 million of financing.

           At meetings held on April 11, 1996 and April 14, 1996, the SFX Independent Committee received presentations from, and carefully reviewed the terms of the Merger Agreement with its counsel and its financial advisor, Furman Selz (see "--Opinions of Financial Advisors") as well as management of SFX. Representatives of Dewey Ballantine, special counsel to the SFX Independent Committee, made a presentation to the SFX Independent Committee with respect to their fiduciary duties under Delaware law and reviewed with the SFX Independent Committee the material terms of the proposed Merger Agreement. At meetings held on April 11, 1996 and on April 14, 1996, the SFX Board received presentations from and carefully reviewed the terms of the Merger Agreement with Furman Selz and SFX management.

           As part of its review, the SFX Board considered, among other things, information with respect to the financial condition, assets, liabilities, businesses, operations and prospects of both SFX and MMR including certain information reflecting the two companies on a pro forma combined basis, and the historical trading prices of SFX Shares and MMR Shares. The SFX Board also received and relied upon an oral opinion from Furman Selz delivered on April 14, 1996, and reaffirmed on May 12, 1996 and July 29, 1996 (subsequently confirmed in writing) as to the fairness, from a financial point of view, as of each such date to the SFX Stockholders (other than Mr. Sillerman and his affiliates) of the Exchange Ratio to be offered in the Merger. See "--Opinions of Financial Advisors."

           In reaching its conclusions to enter into the Merger Agreement and to recommend approval and adoption of the Merger Agreement by the SFX Stockholders, the SFX Independent Committee and SFX Board considered a number of factors, including, without limitation, the following:

    (i)       The complementary business strategies of the companies;

    (ii) An analysis of the opportunities for cost savings and operational synergies;

    (iii) The opportunity to eliminate potential conflicts of interests and artificial operating constraints;

    (iv) MMR's and SFX's respective businesses, management, competitive position and prospects and current conditions and trends in the markets and industry in which they operate;

    (v) The financial condition, results of operations and businesses of MMR and SFX before and after giving effect to the Merger;

    (vi) The terms of the Merger Agreement, including the parties' mutual representations, warranties and covenants and the conditions to their respective obligations; and

    (vii) The opinion of Furman Selz that, as of the date of such opinion, the Exchange Ratio to be offered in the Merger is fair, from a financial point of view, to the SFX Stockholders (other than Mr. Sillerman and his affiliates). See "--Opinions of Financial Advisers."

           In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the SFX Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations.

           MMR. The MMR Board and the MMR Independent Committee each believes that the Merger will enable the MMR stockholders to become stockholders in a significantly larger company on a tax free basis, which will be better positioned to compete effectively in the changing radio industry. The MMR Board and the MMR Independent Committee each believes that the Merger with SFX is in the best interests of MMR and the MMR Stockholders and that the Merger will allow MMR to more fully avail itself of the expertise of SCMC, Mr. Sillerman and their affiliates beyond the limited financial assistance provided for in MMR's consulting agreement with SCMC. Accordingly, the MMR Board (with the one director representing one of MMR's debt holders abstaining due to a potential conflict of interest) and the MMR Independent Committee unanimously approved the Merger Agreement and the Merger and recommend that the MMR Stockholders vote in favor of Proposal A. The MMR Board (with one member abstaining due to a potential conflict of interest) unanimously recommends that the MMR Stockholders vote in favor of Proposal B.

           At a meeting held on April 14, 1996, the MMR Board (with one member abstaining) and the MMR Independent Committee unanimously determined that the Merger is fair to and in the best interests of MMR and its stockholders and approved the Merger Agreement. The MMR Board unanimously (with one member abstaining) and the MMR Independent Committee recommend that MMR Stockholders vote FOR approval and adoption of the Merger Agreement.

           At meetings held on April 11 and April 14, 1996, the MMR Independent Committee received presentations from, and carefully reviewed the terms of the Merger Agreement with, its counsel and its financial advisor, Oppenheimer. At meetings held on April 11, and April 14, 1996, the MMR Board received presentations from, and carefully reviewed the terms of the Merger Agreement with, MMR's management and counsel to the Independent Committee and its financial advisor, Oppenheimer. The MMR Board also received and relied upon an oral opinion from Oppenheimer as to the fairness, from a financial point of view, as of such date of the Exchange Ratio to the holders of the MMR Class A Shares, other than Messrs. Morrow, Ferrel and Sillerman. See "--Opinions of Financial Advisors."

           In reaching its conclusions to enter into the Merger Agreement and to recommend approval and adoption of the Merger Agreement by the MMR Stockholders, the MMR Independent Committee and MMR Board considered a number of factors, including, without limitation, the following:

           (i) MMR's and SFX's respective businesses, management, competitive positions and prospects and current conditions and trends in the markets and industry in which they operate;

           (ii) The financial condition, results of operations and businesses of MMR and SFX before and after giving effect to the Merger;

           (iii) Current market conditions and historical market prices, volatility and trading information with respect to MMR Shares and SFX Shares;

           (iv) The consideration to be received by MMR Stockholders in the Merger, including the fact that the Exchange Ratio represented a substantial premium over the recently-prevailing market price of MMR Shares, and the relationship between the market value of the SFX Shares to be issued in exchange for each MMR Share and MMR's per share reported earnings, earnings before interest and taxes and certain other measures;

           (v) A comparison of selected acquisition transactions within the radio broadcasting industry. See "--Opinions of Financial Advisors--Opinion of Oppenheimer--Valuation of MMR."

           (vi) The fact that the Merger will afford MMR Stockholders the opportunity to receive SFX Shares in a non-taxable transaction;

           (vii) The opportunity for MMR Stockholders to continue to share in the potential for long-term gains from their investment in MMR through the ownership of SFX Shares following the Merger;

           (viii) The terms of the Merger Agreement, including the parties' mutual representations, warranties and covenants and the conditions to their respective obligations;

           (ix) The possibility, in light of the detailed terms of the Merger Agreement and the factors discussed under "--Regulatory Matters" below, that the Merger might not be consummated, and the risk that the public announcement of the Merger might (a) make it more difficult for MMR to attract and retain key management, marketing and technical personnel and (b) materially and adversely affect its sales and operating results;

           (x) The opportunity to become part of a larger radio company with increased ability to access larger pools of capital that will likely be required to compete as the industry seeks to take advantage of the Recent Legislation;

           (xi) The potential sale of MMR to a third party was considered unlikely due to various complexities, and potential tax issues that may arise and the ability of certain shareholders to essentially block such a transaction; and

           (xii) The opinion of Oppenheimer rendered at the April 14, 1996 meeting of the MMR Board that, as of the date of such opinion, the Exchange Ratio provided by the Merger Agreement was fair, from a financial point of view, to the holders of the MMR Class A Shares, other than Messrs. Morrow, Ferrel and Sillerman, as of such date.

           In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement, the MMR Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determinations.

OPINIONS OF FINANCIAL ADVISORS

           OPINION OF FURMAN SELZ

           In April 1996, the SFX Independent Committee retained Furman Selz to render an opinion as to whether the Exchange Ratio to be offered in the Merger is fair, from a financial point of view, to the SFX Stockholders (other than Robert F.X. Sillerman and his affiliates).

           On April 14, 1996, Furman Selz delivered its oral opinion to the SFX Independent Committee that, as of such date, based upon the facts and circumstances as they existed at that time, and subject to certain assumptions, facts and limitations, the Exchange Ratio to be offered in the Merger is fair, from a financial point of view, to the SFX Stockholders (other than Robert F.X. Sillerman and his affiliates). Furman Selz confirmed this opinion in writing as of April 15, 1996. Such opinion was subsequently updated in writing as of May 12, 1996 (following receipt by Furman Selz of the disclosure schedules delivered pursuant to the Merger Agreement), on July 30, 1996 (in connection with the execution of Amendment No. 2, which, among other things, increased the price per MMR Share from $11.50 to $12.00, resulting in an increase in the Exchange Ratio), as of September 30, 1996 (in connection with Amendment No. 3, which among other things, increased the price per MMR Share from $12.00 to $12.50, resulting in an increase in the Exchange Ratio) and on the date of this Joint Proxy Statement/Prospectus.

           The full text of the written opinion of Furman Selz, dated September 30, 1996, which sets forth, among other things, the assumptions made, matters considered and the scope and limitations of the review undertaken and procedures followed by Furman Selz in rendering its opinion, is included as Appendix E to this Joint Proxy Statement/Prospectus. Furman Selz's opinion is directed only to the fairness, from a financial point of view, to the SFX Stockholders (other than Robert F.X. Sillerman and his affiliates) of the Exchange Ratio to be offered in the Merger, and does not address any other terms of any other transaction involving SFX and MMR. Furman Selz's opinion was delivered for the use and benefit of the SFX Independent Committee in its consideration of the Merger and is not intended to be and does not constitute a recommendation to any SFX Stockholder as to how such stockholder should vote with respect to the proposed Merger. The summary of the opinion of Furman Selz set forth below is qualified by reference to the full text of the opinion. SFX Stockholders are urged to read this opinion in its entirety.

           In connection with rendering its opinion, Furman Selz, among other things:

           1. reviewed the Merger Agreement and certain related documents and the financial terms of the Merger set forth therein;

           2. reviewed the disclosure schedules provided by MMR and SFX pursuant to the Merger Agreement;

           3. reviewed the Securities Purchase Agreement between MMR and Huff dated March 27, 1995 and the financial terms set forth therein;

           4.   reviewed the SCMC Termination Agreement;

           5. reviewed the draft Joint Proxy Statement/Prospectus of SFX and MMR, dated September 27, 1996;

           6. reviewed SFX's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and 1995, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and certain other filings with the Commission made by SFX, including proxy statements, Form 8-Ks, the prospectus dated September 30, 1993 relating to the initial public offering of SFX Class A Shares, the prospectus dated September 30, 1993 relating to the public offering of the Old Notes, the prospectus dated June 28, 1995 relating to the public offering of SFX Class A Shares and the offer to purchase and solicitation of consents with respect to the Old Notes;

           7. reviewed SFX's offering memorandum relating to the offering (the "Note Offering") of 10.75% Senior Subordinated Notes due 2006 of SFX dated May 22, 1996 and the offering circular relating to the offering (the "Preferred Stock Offering") of SFX Series D Preferred Shares dated May 22, 1996;

           8. reviewed MMR's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and 1995, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and certain other filings with the Commission made by MMR, including proxy statements, Form 8-Ks, the preliminary prospectus dated February 27, 1996 relating to the proposed public offering of MMR Class A Shares, and the preliminary prospectus dated March 1, 1996 relating to the proposed public offering of Senior Subordinated Notes due 2006 of MMR;

           9. reviewed (a) the Stock Purchase Agreement, dated as of November 15, 1995, among Liberty Broadcasting, Joseph Littlejohn & Levy Fund, L.P., Michael R. Craven, James B. Thompson and SFX, (b) the Asset Purchase Agreement, dated as of February 9, 1996, by and between Prism Radio Partners, L.P. and SFX and (c) the Asset Purchase Agreement, dated December 27, 1995, by and between Texas Coast Broadcasters, Inc. and MMR, the Asset Purchase Agreement, dated as of January 26, 1996, by and between Lewis Broadcasting Corporation and MMRAC, the Asset Purchase Agreement, dated as of January 18, 1996, by and between HMW Communications, Inc. and MMRAC, and the Asset Purchase Agreement, dated as of January 22, 1996, between ABS Greenville Partners, L.P. and Multi-Market Radio Acquisition Corporation ("MMRAC") (collectively, the "Swap Agreements") with the assumption that the Swap Agreements have been assigned to SFX;

           10. reviewed the Exchange Agreement dated November 13, 1995 between SFX and MMR relating to the exchange of radio stations between SFX and MMR;

           11. reviewed (a) the Asset Exchange Agreement, dated May 1, 1996, by and between SFX Broadcasting of Texas (KRLD), Inc., SFX Broadcasting of Texas (KRLD) Licensee, Inc., SFX Broadcasting of Texas (TSN), Inc., SFX Broadcasting of Texas (TSN) Licensee, Inc., SFX Broadcasting of the Southwest, Inc., SFX and CBS, Inc. and (b) the Exchange Agreement, dated July 1, 1996, between Chancellor Broadcasting Company ("Chancellor") and SFX;

           12. reviewed (a) the Letter Agreement, dated August 9, 1996, between SFX and Kenneth A. Brown, ABS Communications, Inc., ABS Communications, L.L.C., ABS Richmond Partners, L.P., ABS Richmond Partners II, L.P., EBF, Inc. and EBF Partners and (b) the Letter Agreement, dated August 28, 1996, between SFX and EZ Communications, Inc.

           13. reviewed the $23.0 million Loan Agreement, dated September 4, 1996, between MMR and SFX;

           14. reviewed certain other publicly available information concerning SFX and the trading market for the SFX Class A Shares;

           15. reviewed certain other publicly available information concerning MMR and the trading market for the MMR Class A Shares, MMR Class A Warrants, MMR Class B Warrants and MMR Units;

           16. reviewed certain non-public information relating to SFX and MMR, including financial forecasts and projections for each, furnished to it by SFX and MMR;

           17. reviewed certain publicly available information, including research reports, concerning certain other companies engaged in businesses which it believed to be comparable to SFX and MMR and the trading markets for certain of such companies' securities;

           18. reviewed the financial terms of certain recent mergers and acquisitions which it believed to be relevant;

           19. conducted discussions with certain members of senior management of SFX and MMR concerning their respective businesses and operations, assets, present conditions and future prospects; and



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           20.  performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors, as it deemed in its sole judgment, to be necessary, appropriate or relevant to render its opinion.

           In arriving at its opinion, Furman Selz assumed and relied, without independent verification, upon the accuracy and completeness of the financial and other information obtained from public sources or provided to it by SFX (including with respect to the proposed transaction with CBS Radio described in SFX's press release dated September 26, 1996) or MMR and reviewed by it for purposes of arriving at its opinion, and did not assume any responsibility for independent verification of such information or undertake any obligation to verify such information. In addition, with respect to the financial forecasts and projections of SFX and MMR used in its analysis, the management of SFX or MMR, as the case may be, informed Furman Selz that such projections were reasonable and Furman Selz assumed that they represented the best current judgment of the management of SFX or MMR, as the case may be, as to the future financial condition and operating results of SFX and MMR, respectively, and assumed that such forecasts and projections were reasonably prepared based on such current judgment. Furman Selz assumed no responsibility for and expressed no view as to such forecasts and projections or the assumptions on which they are based. Furman Selz further assumed that the Merger will be tax-free to the stockholders of both SFX and MMR.

           Furman Selz's opinion assumed that SFX will not deliver a Make Whole Notice to MMR.

           In arriving at its opinion, Furman Selz did not conduct a physical inspection of the properties and facilities of SFX or MMR and did not make, obtain or assume any independent evaluations or appraisals of any such properties and facilities or of the assets or liabilities of SFX or MMR.

           Furman Selz also took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Its opinion necessarily is based upon conditions as they existed as of September 30, 1996 and could only be evaluated on such date, and did not represent an opinion as to what the trading price of the SFX Class A Shares will be when the Merger is consummated or at any other time.

           The financial analyses used by Furman Selz in arriving at its opinion included (i) reviewing the historical ratio of the prices of the MMR Class A Shares to the SFX Class A Shares; (ii) comparable transaction analyses, which consisted of reviewing financial terms of selected private market acquisitions of assets, businesses or interests in businesses that, in Furman Selz's judgment, were comparable to the businesses of SFX and MMR; (iii) trading analysis, which consisted of comparing financial, market and operating performances of selected publicly traded companies to those of SFX and MMR;
(iv) discounted cash flow analysis of projected future cash flow to be derived by SFX and MMR based upon financial information provided by the managements of SFX and MMR, respectively; (v) discounted share price analysis, which consisted of discounting to the present potential future trading values of the SFX Class A Shares and the MMR Class A Shares based upon financial information provided by the managements of SFX and MMR, respectively; (vi) contribution analysis, which consisted of comparing the relative contributions of SFX and MMR to the combined historical and projected operating results of the two companies; (vii) have/get analysis, which consisted of comparing the current and projected operating results of SFX and MMR and the respective shares of the two companies' combined operating results, based upon each company's implied percentage economic ownership of the post-Merger shares outstanding. Analyses
(ii) through (v) above involved the determination of implied per share equity values for SFX and MMR and corresponding implied exchange ratios based upon such values. In each of the above cases, the exchange ratios implied by each of Furman Selz's financial analyses were compared with the range of possible Exchange Ratios set forth in the Merger Agreement (a range of 0.2841 to 0.3906).

           The following is a brief summary of the material aspects of the analyses performed by Furman Selz in connection with rendering its opinion.

           Historical Trading Ratio Analysis. Furman Selz calculated the historical ratios of the closing share prices of the MMR Class A Shares to the SFX Class A Shares and compared these ratios to the range of possible Exchange Ratios set forth in the Merger Agreement (a range of 0.2841 to 0.3906). During the periods from September 30, 1993 (the date of SFX's initial public offering) to April 12, 1996 (the last trading day prior to the announcement of the Merger) and from January 1, 1996 to April 12, 1996, the ratios of the closing share prices of the MMR Class A Shares to the SFX Class A Shares ranged from 0.2746 to
0.7444 and from 0.2746 to 0.3657, respectively.

           Comparable Transaction Analysis. In order to determine a valuation per share and an implied exchange ratio of the MMR Class A Shares to the SFX Class A Shares based upon transactions involving a change in control, Furman Selz reviewed the financial terms of selected acquisitions of radio station groups that, in Furman Selz's judgment, were comparable to the businesses of SFX and MMR. However, Furman Selz noted that none of such acquisitions took place under market conditions or competitive conditions or circumstances that are directly comparable to a merger as of the date of Furman Selz's opinion and that, accordingly, qualitative judgments must be made concerning the differences between the characteristics of these transactions and other factors and issues which would affect the price an acquiror is willing to pay in an acquisition. Acquisition transactions analyzed by Furman Selz included (acquiror/target): Capstar Broadcasting/Osborn Communications, American Radio Systems/EZ Communications, Chancellor Broadcasting/Colfax Communications, Evergreen Media/Beasley Broadcasting, Westinghouse Electric Corp./Infinity Broadcasting, Clear Channel Communications/Radio Equity Partners, American Radio Systems/Henry Broadcasting, Clear Channel Communications/US Radio, Infinity Broadcasting/Granum Holdings, Jacor Communications/Citicasters, Inc., SFX/Prism Radio, Jacor Communications/Noble Broadcast Group, Inc., MMR/Liberty Broadcasting, SFX/Liberty Broadcasting, Chancellor Broadcasting/Shamrock Broadcasting, SFX/HMW Communications, Citicasters/Omni-America, Evergreen Media/Pyramid Communications, Regent Communications/Apollo Radio Group, River City Broadcasting/Keymarket, and Evergreen Media/Broadcasting Partners. Based on the mean, median, high and low multiples of broadcast cash flow of the transactions analyzed, Furman Selz derived implied total enterprise values for SFX and MMR. In order to derive implied equity value per share ranges for SFX and MMR, Furman Selz subtracted the estimated net debt of SFX and MMR at July 31, 1996 and August 31, 1996, respectively, from the respective implied total enterprise values and divided the result by the respective fully diluted shares outstanding for SFX and MMR. Based on such implied equity value per share ranges, Furman Selz derived an implied exchange ratio range of 0.2425 to 0.3375.

           Trading Analysis. In order to determine a valuation per share and an implied exchange ratio of the MMR Class A Shares to the SFX Class A Shares based upon non-control, public market valuations, Furman Selz compared financial, market and operating performances of selected publicly traded radio broadcasting companies that, in Furman Selz's judgment, were comparable to SFX and MMR, to the financial, market and operating performances of SFX and MMR. However, Furman Selz noted that each of the selected companies is distinguishable from SFX and MMR in certain respects, and that, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies or company to which they are being compared. Companies analyzed by Furman Selz in connection with the trading analysis included: American Radio Systems, Chancellor Broadcasting, Clear Channel Communications, Emmis Broadcasting, Evergreen Media, Jacor Communications, Saga Communications and Triathlon Broadcasting. Based on the median multiples of 1995, estimated 1996 and estimated 1997 broadcast cash flow and EBITDA of the companies analyzed, Furman Selz derived implied total enterprise values of SFX and MMR. In order to derive implied equity value per share ranges for SFX and MMR, Furman Selz subtracted the estimated net debt of SFX and MMR at July 31, 1996 and August 31, 1996, respectively, from the respective implied total enterprise values and divided the result by the respective fully diluted shares outstanding for SFX and MMR. Based on such implied equity value per share ranges, Furman Selz derived an implied exchange ratio range of 0.2772 to 0.4695.

           Discounted Cash Flow Analysis. Furman Selz conducted an unleveraged discounted cash flow analysis of both SFX and MMR based upon financial information provided by the managements of SFX and MMR, respectively. Furman Selz calculated a range of the net present values of the unleveraged free cash flows in the projections using various discount rates reflecting weighted average costs of capital in the range of 10% to 15%. Furman Selz then combined such values with the respective terminal values for SFX and MMR calculated by multiplying projected EBITDA for the year 2000 by a range of exit multiples from 10 to 12 times and using the same discount rates as those utilized for the unleveraged free cash flows to obtain ranges of implied total enterprise value for SFX and MMR. In order to derive implied equity value per share ranges for SFX and MMR, Furman Selz subtracted the estimated net debt of SFX and MMR at July 31, 1996 and August 31, 1996, respectively, from the respective implied total enterprise values and divided the result by the respective fully diluted shares outstanding for SFX and MMR. Based on such implied equity value per share ranges, Furman Selz derived an implied exchange ratio range of 0.3967 to 0.4878.

           Discounted Share Price Analysis. Furman Selz analyzed the potential future public market trading values of the SFX Class A Shares and the MMR Class A Shares using the EBITDA projections of the managements of SFX and MMR, respectively, applying at the end of each year multiples of 10 to 12 times EBITDA for that year, and discounting the result at discount rates of 12.5% to 17.5%. This analysis, which was conducted for the 1997 through 2000 EBITDA projections, generated ranges of per share equity values for SFX and MMR from which Furman Selz derived an implied exchange ratio range of 0.3453 to 0.4071.

           Contribution Analysis. Furman Selz analyzed the relative contributions of SFX and MMR to the combined historical and projected revenues, broadcast cash flow and EBITDA of the two companies. Based on net sales, broadcast cash flow and EBITDA for the year ended December 31, 1995 and projected net sales, broadcast cash flow and EBITDA for the years ended December 31, 1996 and December 31, 1997 provided by the managements of SFX and MMR, Furman Selz derived an implied mean exchange ratio range of 0.2985 to 0.3462.

           Have/Get Analysis. Furman Selz compared the revenues, broadcast cash flow and EBITDA of SFX and MMR for the fiscal year ended December 31, 1995 and the projections of such items for the fiscal years ending December 31, 1996 and 1997 and the respective shares of the two companies' combined revenues, broadcast cash flow and EBITDA for the corresponding periods, based upon each company's implied percentage of the post-Merger shares outstanding, assuming potential Exchange Ratios ranging from 0.2841 to 0.3906 which represents the range of possible Exchange Ratios set forth in the Merger Agreement. Such analysis indicated that each of SFX's historical and projected revenues, broadcast cash flow and EBITDA were within the implied ranges of SFX's share of the combined historical and projected revenues, broadcast cash flow and EBITDA based upon the relative ownership of the combined company by the SFX Stockholders.

           In arriving at its opinion and in discussing its opinion with the SFX Independent Committee, Furman Selz performed various financial analyses. While the foregoing summary describes all material analysis and factors considered by Furman Selz in rending its opinion, such summary does not purport to be a complete description of Furman Selz's analyses. Furman Selz believes that its analyses and summaries should be considered as a whole, and that selecting portions of its analyses or the factors considered by it, without considering all factors and analyses, could create a misleading view of the process underlying its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses and summary description. In performing its analyses, Furman Selz considered general economic, market and financial conditions and other matters, many of which are beyond the control of SFX and MMR. The analyses performed by Furman Selz are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

           Pursuant to an engagement letter dated April 11, 1996, SFX has paid Furman Selz a $100,000 retainer and $400,000 for opinions related to the Merger, the SCMC Termination Agreement and the payment of fees to SCMC. In addition, SFX has agreed to pay Furman Selz $50,000 upon delivery of the update to its opinion relating to the Merger for use with this Joint Proxy Statement/Prospectus and an advisory fee of $100,000 upon closing of the Merger. SFX has also agreed to reimburse Furman Selz for its reasonable out-of-pocket expenses (provided that Furman Selz's legal fees and expenses in excess of $75,000 shall require the prior written approval of SFX, which approval shall not be unreasonably withheld) and to indemnify Furman Selz against certain liabilities relating to or arising out of services performed by it as financial advisor to the SFX Independent Committee in connection with the Merger. Pursuant to an engagement letter dated as of September 6, 1996, SFX has agreed to pay Furman Selz $50,000 for an opinion related to the loan of up to $23.0 million by SFX to MMR.

           Furman Selz is a nationally recognized investment banking firm. As part of its investment banking services, Furman Selz is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Furman Selz was retained by the SFX Independent Committee to act as its financial advisor in connection with the Merger based upon Furman Selz's experience as a financial advisor in mergers and acquisitions as well as Furman Selz's familiarity with the radio broadcasting industry.

           Furman Selz served as a managing underwriter for SFX's initial public offering of 3,500,000 SFX Class A Shares in September 1993, served as a managing underwriter in SFX's offering of 1,500,000 SFX Class A Shares in June

1995, and provided to SFX fairness opinions regarding certain related party transactions (as more fully described in this Joint Proxy
Statement/Prospectus), and in each case has received customary fees for such services.

           Except as described above, Furman Selz has not rendered material financial advisory or investment banking services to SFX or to MMR during the last three years. In the ordinary course of its business, Furman Selz may actively trade in the equity securities of SFX and MMR for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

           OPINION OF OPPENHEIMER

           The MMR Independent Committee retained Oppenheimer to act as its financial advisor and to render its opinion as to the fairness, from a financial point of view, to the holders of the MMR Class A Shares, other than Messrs. Morrow, Ferrel and Sillerman, of the exchange ratio with respect to the MMR Class A Shares (the "Class A Exchange Ratio") in connection with the Merger.

           As part of its role as financial advisor to the MMR Independent Committee, Oppenheimer rendered an oral opinion to the MMR Independent Committee on April 14, 1996 (confirmed in a written opinion dated April 15,
1996) to the effect that, subject to the assumptions, factors, limitations and other matters set forth therein, the Class A Exchange Ratio was fair, from a financial point of view, to the holders of the MMR Class A Shares other than Messrs. Morrow, Ferrel and Sillerman. Such opinion was updated orally as of July [25], 1996 (in connection with Amendment No. 2, which increased the price per MMR Share from $11.50 to $12.00, resulting in a change in the Exchange Ratio). Such opinion was further updated in writing on September 30, 1996 (to reflect the effect of Amendment No. 3, which increases the price per MMR Share from $12.00 to $12.50, resulting in a change in the Exchange Ratio).

           The full text of Oppenheimer's fairness opinion dated September 30, 1996 is attached as Annex G to this Joint Proxy Statement/Prospectus. MMR Stockholders are urged to, and should, read this opinion carefully in its entirety in conjunction with this Joint Proxy Statement/Prospectus for the assumptions made, matters considered and limits of the review by Oppenheimer. Oppenheimer's opinion was delivered for the use and benefit of the MMR Independent Committee in its consideration of the Merger and is not intended to be and does not constitute a recommendation to any MMR Stockholder as to how such stockholder should vote with respect to the proposed Merger. The summary of Oppenheimer's opinion set forth in this Joint Proxy Statement/Prospectus is qualified by reference to the full text of the opinion.

           In rendering its opinion, Oppenheimer, among other things:

           1. reviewed the Merger Agreement as amended as of May 6, 1996 and July 30, 1996;

           2.   reviewed proposed Amendment No. 3 to the Merger Agreement;

           3. reviewed MMR's Equity Registration Statement on Form SB-2 dated February 27, 1996 and the related exhibits and MMR's High Yield Registration Statement on Form SB-2 dated March 1, 1996 and the related exhibits;

           4. reviewed SFX's $450.0 million Senior Subordinated Notes Offering Memorandum and 2.6 million share Series D Cumulative Convertible Exchangeable Preferred Stock Offering Circular, both dated May 22, 1996;

           5.   reviewed SFX's and MMR's draft Preliminary Proxy Statement on
                Schedule 14A dated August 1, 1996;

           6. reviewed SFX's draft dated September 30, 1996 of its Registration Statement on Form S-4;

           7. reviewed MMR's and SFX's annual reports to stockholders and annual reports on Form 10-K for the three fiscal years ended December 31, 1995, including SFX's amended annual report on Form 10-K for the fiscal year ended December 31, 1995 and quarterly reports on Form 10-Q for fiscal years ended December 31, 1994 and 1995 and for the quarters, ended March 31, 1996 and June 30, 1996;

           8. reviewed SFX's draft High Yield Registration Statement on Form S-3 dated March 8, 1996;

           9. reviewed MMR's and SFX's proxy statements dated July 25, 1995 and April 18, 1995, respectively;

           10. reviewed and analyzed MMR's and SFX's audited financial statements for the fiscal years ended December 31, 1993, 1994 and 1995 and for the three month periods ended March 31, 1995 and March 31, 1996, and June 30, 1995 and June 30, 1996;

           11. held discussions with Michael G. Ferrel (Chief Executive Officer, President, Chief Operating Officer and a Director of
                MMR), Jerry D. Emlet (Chief Financial Officer of MMR), and D. Geoffrey Armstrong (who was then serving as Executive Vice President, Treasurer and Chief Financial Officer of SFX);

           12. reviewed MMR projections provided by MMR for the fiscal years ending December 31, 1996 through December 31, 2002 and the revised MMR projections provided by MMR for the fiscal years ending December 31, 1996 through December 31, 1997;

           13. reviewed the SFX projections provided by SFX dated March 18, 1996 for the fiscal years ending December 31, 1996 through December 31, 2000 and the revised SFX projections provided by SFX for the fiscal years ending December 31, 1996 through December 31, 1997;

           14. held discussions with other members of senior management of each of MMR and SFX;

           15. reviewed the financial forecasts for MMR prepared by senior management of MMR;

           16. reviewed the financial forecasts for SFX prepared by senior management of SFX;

           17. reviewed current and historical market prices and trading data of the MMR Class A Shares and the SFX Class A Shares;

           18. reviewed financial and market data for certain public companies considered comparable to MMR and SFX;

           19. reviewed and analyzed recent mergers and acquisitions of radio broadcast companies it deemed comparable to MMR and SFX;

           20. reviewed and analyzed other information and data regarding specific assets and liabilities of MMR;

           21. held discussions with legal advisors to MMR and accounting and tax advisors to MMR regarding various legal, accounting and tax issues;

           22. performed discounted cash flow analyses of MMR and SFX based upon certain assumptions of future performance provided by the managements of MMR and SFX;

           23. reviewed historical and projected financial information of stations being acquired by MMR from Liberty Broadcasting;

           24. reviewed projected financial information of stations being acquired by SFX from Liberty Broadcasting, Prism, HMW Communications, Inc., Texas Coast Broadcasters, Inc., Chancellor Broadcasting Company, Lewis Broadcasting Corp. and CBS, Inc.;

           25. evaluated the financial impact on SFX's financial statements of a combination of MMR and SFX;

           26.  reviewed the SCMC Termination Agreement;

           27. reviewed the Securities Purchase Agreement between MMR and Huff dated March 27, 1995 and the financial terms set forth therein;

           28.  reviewed the $23.0 million Loan Agreement between MMR and SFX;

           29. considered its previous discussion with MMR's auditors, Ernst & Young LLP; and

           30. performed such other analyses and reviewed such other information as it deemed appropriate.

           As set forth in its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to it by MMR, SFX and their respective representatives and advisors. MMR and SFX each provided Oppenheimer with the most current financial forecasts for their company. Oppenheimer assumed that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgment of the respective managements of the two companies. In arriving at its opinion, Oppenheimer neither made nor obtained any independent valuation or appraisal of the assets or liabilities of MMR or SFX. Oppenheimer also assumed the accuracy of the advice and conclusions of MMR's legal counsel and accountants with respect to tax and accounting matters as provided to Oppenheimer by MMR's management, including, without limitation, the treatment of the Merger as a tax-free reorganization for federal income tax purposes. Oppenheimer further assumed that the Merger would be accounted for in accordance with the purchase method of accounting.

           Oppenheimer also assumed that MMR and its acquisition subsidiary would assign to SFX their rights under certain asset purchase agreements to acquire certain radio broadcast stations, and that MMR would offer to exchange a maximum of two-tenths (.2) of an MMR Class A Share for each outstanding MMR Class B Warrant.

           Oppenheimer's opinion is based upon its analyses of certain factors in light of its assessment of general economic, financial and market conditions as of the date of its opinion that could be evaluated by it as of such date.

           The following is a summary of certain factors considered and principal financial analyses performed by Oppenheimer to arrive at its opinion and does not purport to be a complete description of the analyses performed by Oppenheimer. Oppenheimer performed certain procedures, including each of the financial analyses described below, and reviewed with the managements of MMR and SFX the assumptions on which such analyses were based and other factors, including the current and projected financial results of such companies.

           Valuation of MMR

           Oppenheimer performed four primary valuation analyses of MMR: (i) an MMR Class A Share analysis, (ii) a comparison with publicly traded comparable companies, which consisted of reviewing and considering certain financial and market data for certain other publicly traded companies determined to be similar to MMR, (iii) a merger and acquisition transaction analysis which consisted of reviewing certain financial data of selected acquisitions involving companies whose businesses are similar to that of MMR, and (iv) a discounted cash flow analysis which consisted of adding the discounted present value of the projected future cash flows from MMR and the discounted present value of the terminal value of MMR at the end of the reference period.

           MMR Class A Share Analysis. Oppenheimer reviewed current and historical market prices and trading data of the MMR Class A Shares since April 1, 1994. Oppenheimer noted that: during the approximately two year period ended April 9, 1996, the MMR Class A Shares traded between a high of $11.375 and a low of $6.125 per share; during the twelve months ended April 9, 1996, the trading range of the MMR Class A Shares was between a high of $11.375 and a low of $7.75 per share; and during the six months ended April 9, 1996, the MMR Class A Shares traded between a high of $11.375 and a low of $8.25 per share; and during the period from April 9, 1996 and September 27, 1996, the MMR Class A Shares traded between a high of $13.00 and a low of $9.75 per share.

           Comparable Company Analysis. In order to determine the value of the MMR Class A Shares, it examined the financial results and market data of the following comparable radio broadcast companies, each having an aggregate market value of less than $400.0 million (the "Small Cap Comparable Companies"): EZ Communications Inc., SFX Broadcasting, Inc., Osborn Communications and Saga Communications. Using publicly available information, Oppenheimer analyzed, among other things, the market values and certain historical and projected financial data for the Small Cap Comparable Companies.

           Oppenheimer reviewed multiples of aggregate value (net debt plus aggregate equity market value)/broadcast cash flow per share for the Small Cap Comparable Companies, and noted that, on the basis of available estimates for 1996, these ranged from 9.1x to 15.0x, with an average of 11.8x and a median of 11.5x. In reviewing MMR on a stand-alone basis, Oppenheimer found aggregate value/broadcast cash flow based on 1996 estimates (and reflecting the proposed exchange rate of $13.03 per share) would be 12.3x on a stand alone basis and 11.8x assuming completion of the Liberty Acquisition.

           Mergers and Acquisitions Transactions Analysis. Oppenheimer reviewed the consideration paid in certain mergers and acquisitions transactions involving radio broadcast companies with characteristics it determined to be similar to those of MMR. Oppenheimer examined 22 transactions announced after February 1, 1995, including 14 announced since passage of the Recent Legislation. In analyzing these transactions, Oppenheimer then eliminated purchases of companies operating in the top ten markets and companies holding both television and radio broadcast properties. The trimmed average multiple of aggregate value to broadcast cash flow was 11.4x.

           Oppenheimer also reviewed a number of acquisitions of public companies where the acquiror or its affiliates owns or controls more than 50% of the target company and noted the premiums paid to the target company's stock price one day, one week and four weeks prior to the transaction announcement date. Such premiums ranged from 2.7% to 43.4%, from 0.0% to 50.5% and from 0.0% to 143.1%, respectively, averaging 25.7%, 28.2% and 35.9%, respectively. The premiums to the market prices of the MMR Class A Shares represented by the SFX offer were 15.8%, 35.3% and 15.7%, respectively.

           Discounted Cash Flow Analysis. Oppenheimer also prepared a valuation of MMR based on discounted cash flow techniques. In doing so, it used the forecasts for MMR supplied by MMR's management. Oppenheimer selected a range of terminal exit multiples of 8.0 to 10.0 times broadcast cash flow and a range of discount rates of 11% to 15% based upon its subjective judgments about, among other things, the capital markets, MMR's prospects and the radio broadcast industry. The terminal exit multiple represents an estimate of the value of MMR's broadcast cash flow at the end of the six year period covered by MMR's management's projections. This analysis implied an equity value range of $ 8.84 to $12.52 per MMR Class A Share. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

           SFX Valuation

           In consideration of the fact that the Merger requires the issuance of SFX Class A Shares, Oppenheimer also performed an analysis of the SFX Class A Shares and a discounted cash flow analysis for SFX.

           SFX Class A Share Analysis. Oppenheimer reviewed current and historical market prices and trading data of the SFX Class A Shares since September 1, 1994. Oppenheimer noted that the SFX Class A Shares traded between a high of $35.50 and a low of $14.938 per share; during the twelve months ending April 9, 1996, the SFX Class A Shares traded between a high of $35.50 and a low of $21.25 per share; during the six months ended April 9, 1996, the SFX Class A Shares traded between a high of $35.50 and a low of $24.75 per share; and during the period between April 9, 1996 and September 27, 1996, the SFX Class A Shares traded between a high of $46.56 and a low of $32.875 per share. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

           Discounted Cash Flow Analysis. Oppenheimer also prepared a valuation of SFX based on discounted cash flow techniques. A per share value of SFX was determined by (i) calculating the present value of SFX, estimated future cash flows from fiscal 1996 to fiscal 2002, and adding to such amount (ii) the present value of SFX's terminal value, obtained



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by capitalizing SFX's projected broadcast cash flow in the year 2002 at multiples of 8.0x to 10.0x. Oppenheimer used a range of discount rates (11.0% to 15.0%) to calculate the present values referred to above, which reflect SFX's estimated cost of capital. This analysis yielded values for SFX Shares ranging from $27.34 to $42.68 per share, with a mid-point valuation of $33.69 per share.

           Combined MMR/SFX Analysis

           Oppenheimer undertook an analysis of the effect of combining the two companies.

           Discounted Cash Flow Analysis. Oppenheimer prepared a valuation of SFX and MMR as a combined entity based on discounted cash flow techniques to determine if the proposed merger enhances stockholder value from the perspective of an MMR Class A shareholder (other than Messrs. Morrow, Ferrel and Sillerman). Oppenheimer used forecasts for the combined MMR/SFX entity that reflected other assumptions provided by the managements of MMR and SFX. Oppenheimer selected a range of terminal exit multiples of 8.0 to 10.0 times broadcast cash flow and a range of discount rates of 11% to 15% based upon its subjective judgments about, among other things, the capital markets, the prospects of MMR and SFX as a combined entity and the radio broadcast industry. As part of this analysis, Oppenheimer analyzed certain pro forma effects resulting from the Merger. Oppenheimer relied upon certain assumptions described above and the financial projections provided by the managements of MMR and SFX, including SFX's 1996 and 1997 pro forma broadcast cash flow resulting from the Merger and the announced acquisitions. Oppenheimer also reviewed, without independent verification, the estimates prepared by the respective managements of MMR and SFX of cost reductions and synergies available as a result of the Merger.

           The discounted cash flow methodology yielded values for the SFX Shares (post-acquisition) ranging from $35.51 to $47.44 per share, with a midpoint value of $42.66. Oppenheimer concluded that this valuation approach showed that the Merger would make a positive contribution to the value of the SFX Shares on a fully-diluted basis.

           Contribution Analysis. Oppenheimer reviewed the relative contribution to the combined company after the Merger of MMR, as a stand alone enterprise, and SFX, as a stand alone enterprise. Oppenheimer relied upon estimates of 1996 financial information provided by MMR's and SFX's respective managements. These estimates implied that MMR would provide an average of 20.4% and SFX would provide 79.6% of the combined broadcast cash flow. Using discounted cash flow analysis techniques, the respective share of total enterprise value represented by MMR and SFX respectively were, 26.9% and 73.1%. MMR's Stockholders would represent 21.0% of the combined company's outstanding stock, assuming each MMR Class A Share will be exchanged for $13.03 worth of SFX Class A Shares, representing an exchange ratio of 0.285. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

           Other Factors. In rendering its opinion, Oppenheimer considered certain other factors, including the strategic value to SFX of the acquisition of MMR, the ability of the MMR Stockholders to receive the transaction consideration on a tax free basis, the existing control relationship which SFX and its affiliates exercised over MMR and the enhanced role which senior management of MMR would play in the combined companies.

           A fairness opinion is the product of a complex process and cannot necessarily be partially analyzed or readily summarized. Examining portions of the analyses summarized above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Oppenheimer's opinion. In arriving at its opinion, Oppenheimer considered the results of all of such analyses as were relevant. The analyses were prepared by Oppenheimer solely for purposes of providing its opinion as to the fairness of the Class A Exchange Ratio, from a financial point of view, to the holders of the MMR Class A Shares (other than Messrs. Morrow, Ferrel and Sillerman). Analyses based upon forecasts of future results are inherently subject to substantial uncertainties and are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold or combined. Accordingly, Oppenheimer expresses no opinion as to what the value of the SFX Class A Shares actually will be when issued to holders of the MMR Class A Shares pursuant to the Merger or the price at which the SFX Class A Shares will trade subsequent to the Merger. As described above, Oppenheimer's opinion and presentation to the MMR Independent Committee was one of many factors taken into consideration by the MMR



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
Independent Committee in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Oppenheimer.

           Oppenheimer is a nationally recognized investment banking firm. As part of its investment banking services, it is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, sales and distributions of listed and unlisted securities and private placements. Oppenheimer has performed investment banking and other services for MMR in the past and was co-manager of the proposed offering of MMR Class A Shares, which was the subject of the Equity Registration Statement referred to above.

           In the ordinary course of its business, Oppenheimer may actively trade the securities of MMR and SFX for its own account or for the accounts of its customers and accordingly may at any time hold a long or short position in such securities.

           Oppenheimer was engaged to render financial advisory services to the MMR Independent Committee in connection with the proposed transaction and received a financial advisory fee of $100,000 upon its engagement, and fairness opinion fees of $325,000, the receipt of which were not dependent on the nature of the opinion rendered. MMR has also agreed to reimburse Oppenheimer for its reasonable out-of-pocket expenses and to indemnify Oppenheimer and certain related persons against certain potential liabilities in connection with the engagement of Oppenheimer, including certain potential liabilities under the federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

           In considering the recommendations of the SFX Board and the MMR Board, stockholders should be aware that certain members of SFX's and MMR's management and Boards of Directors have certain interests in the Merger that may be construed to differ from, and are in addition to, the interests of the MMR Stockholders and SFX Stockholders generally.

           While in the Merger all MMR Stockholders are to receive the same economic consideration, the holders of MMR Class A Shares are to receive SFX Class A Shares, which have one vote per share, Messrs. Sillerman, Ferrel and Morrow, as the holders of MMR Class B Shares and MMR Original Preferred Shares, will receive SFX Class B Shares which have ten votes per share on most matters, assuming Proposal B is approved. Mr. Sillerman, the Chairman of the Board and Chief Executive Officer of SFX, and a significant stockholder of MMR, may be deemed to be the beneficial owner of approximately 12.4% and 14.7% of the outstanding SFX Shares and the MMR Shares, respectively, which (excluding options and warrants to acquire SFX Shares or MMR Shares) represent approximately 57.4% and 49.5% of the combined voting power of the outstanding SFX Shares and the MMR Shares, respectively. If the Merger is approved by the holders of the SFX Shares and the MMR Shares, Mr. Sillerman may be deemed to be the beneficial owner (excluding options and warrants) of approximately 54.3% of the combined voting power of the SFX Shares after the Merger, assuming that the Proposal B is approved or approximately 52.6% if Proposal B is not approved. In addition, (i) Mr. Sillerman is the principal stockholder of SCMC, which received a $2.0 million non-refundable payment for providing investment banking services to MMR in connection with the Merger (which payment was made by SFX on behalf of MMR), and (ii) SFX has agreed to forgive, upon consummation of the Merger, a $2.0 million loan to SCMC plus accrued and unpaid interest thereon and to issue warrants to SCMC to purchase up to 600,000 SFX Class A Shares, which will be immediately exercisable, at an initial exercise price of $33.75 per share (the market price at the time the financial consulting arrangement was terminated), of which warrants to purchase up to 300,000 shares are immediately exercisable and the exercise of the remaining warrants is subject to the approval of Proposal 4. Mr. Howard Tytel, the Executive Vice President, Secretary and a Director of SFX, is an employee and stockholder of SCMC. See "Certain Relationships and Related Transactions."

           Kenneth Harmonay, a Director of MMR who abstained from voting on the Merger, is an employee of, and was selected for nomination by, Huff. The approval of Huff, as the holder of certain debt securities of MMR, is required to consummate the Merger. Pursuant to the Huff Consent, at or prior to the Effective Time, the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Shares held by Huff are to be redeemed for $21.0 million, representing a substantial premium. In addition, SFX agreed to issue certain additional warrants to Huff.
See "The Merger Agreement--Repayment of Certain Indebtedness."

           Upon the consummation of the Merger, it is anticipated that Mr. Ferrel, the President, Chief Operating Officer and Chief Executive Officer and a Director of MMR, will become the Chief Executive Officer and a Director of SFX and, in anticipation of such employment and for serving as a consultant to SFX, Mr. Ferrel has received stock options from SFX to purchase 50,000 SFX Class A Shares. SFX will record a charge to earnings in the quarter ended September 30, 1996 in connection with these options of approximately $350,000. See "Certain Relationships and Related Transactions--Issuance of Options to Ferrel." Pursuant to the terms of the Merger Agreement, Mr. Ferrel currently

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

serves as a consultant to SFX. SFX and Mr. Ferrel are negotiating the terms of his employment agreement with SFX, the terms of which may provide him with substantial benefits even if the Merger does not occur. See "Remuneration of Management of SFX--Employment Agreements."

           In the event that the Merger is consummated, it is anticipated that Bruce Morrow, the Chairman of the Board of MMR, will receive a severance payment in an amount currently expected not to exceed $100,000.

           In addition, pursuant to the Merger Agreement, SFX has agreed to maintain directors' and officers' liability insurance equivalent in amount of coverage to MMR's current policies for a period of six years following the Effective Time, subject to certain limitations on the amounts SFX is required to expend to maintain such insurance. SFX also has agreed that, following the Effective Time, it will indemnify MMR's directors and officers against any liability arising out of actions or omissions prior the Effective Time.

           In connection with the Merger, each of Messrs. Kramer and O'Grady, the two SFX Independent Directors, served as members of the SFX Independent Committee, evaluated the terms of the Merger and the SCMC Termination Agreement and received a one-time fee of $50,000. Such fee was payable regardless of whether or not a Proposal was made and whether or not the Merger was approved by the SFX Independent Committee, the SFX Board or the SFX Stockholders. Such fee has been paid. In connection with the Merger, each of Messrs. Simon and Schumer, the two MMR Independent Directors, served as member of the MMR Independent Committee, evaluated the terms of the Merger and received a one-time fee of $20,000. Such fee was payable regardless of whether or not a Proposal was made and whether or not the Merger was approved by the MMR Independent Committee, the MMR Board or the MMR Stockholders. Such fee has been paid.

           In the Merger, the holders of MMR Series B Preferred Shares, which are convertible into MMR Class A Shares only if a certain Broadcast Cash Flow test is met in 1997 and which can be redeemed by MMR for $0.01 per share if such test is not met, will receive SFX Class A Shares. Such SFX Class A Shares will not be subject to any Broadcast Cash Flow or other test nor will they be subject to redemption by SFX. The holders of the MMR Series B Preferred Shares are directors or officers of MMR or SCMC. See "Management of MMR--Preferred Stock Issuance." In addition, if Proposal B is approved, the MMR Class B Shares and MMR Original Preferred Shares held by Messrs. Sillerman, Ferrel and Morrow will be exchanged in the Merger for SFX Class B Common Stock, which has ten votes per share on most matters.

           Pursuant to the agreement governing the MMR Class A Warrants and the MMR Class B Warrants, MMR is required to pay a fee of 4% of the exercise price for each MMR Class A Warrant ($0.31) or MMR Class B Warrant ($0.46) exercised to either D.H. Blair Investment Banking Corp. ("D.H. Blair") or Americorp Securities, Inc. ("Americorp"). Both D.H. Blair and Americorp hold over 5% of the outstanding MMR Class A Shares. MMR anticipates that such fee will aggregate approximately $570,400 for the exercise of all MMR Class A Warrants in connection with the MMR Warrant Redemption.

           See "--Opinions of Financial Advisors" for a discussion of the fees to be paid to Furman Selz and Oppenheimer for serving as financial advisor to the SFX Independent Committee and the MMR Independent Committee, respectively. For a discussion of certain additional potential conflicts of interest, see "Certain Relationships and Related Transactions."

ACCOUNTING TREATMENT

           The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. Under the purchase method of accounting, the purchase price of MMR, including direct costs of the Merger, will be allocated to the assets acquired and liabilities assumed based upon their estimated relative fair values, with the excess purchase consideration allocated to goodwill. SFX amortizes goodwill using the straight-line method over a period of 40 years.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

           In the opinion of Baker & McKenzie, counsel to SFX, the following discussion sets forth the material federal income tax consequences of the Merger to MMR and holders of MMR Shares and MMR Preferred Shares. The discussion is based on current law. The discussion does not address aspects of federal taxation other than income taxation, nor does it address all aspects of federal income taxation including, without limitation, aspects of federal



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income taxation that may be applicable to particular investors. In addition, it does not address the state, local or foreign tax consequences of the Merger, if any.

           HOLDERS OF MMR SHARES AND MMR PREFERRED SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

           In the opinion of Baker & McKenzie, counsel of SFX, the principal federal income tax consequences of the Merger to MMR and holders of MMR Shares and MMR Preferred Shares will be as follows: (a) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and SFX, Acquisition Sub and MMR will each be a party to the reorganization within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by holders of MMR Shares or MMR Preferred Shares upon their receipt of SFX Shares in exchange for their MMR Shares or MMR Preferred Shares, except that holders of MMR Shares or MMR Preferred Shares who receive cash proceeds in lieu of fractional SFX Shares will recognize gain or loss equal to the difference, if any, between such proceeds and the tax basis of MMR Shares or MMR Preferred Shares allocated to their fractional share interests, and such gain or loss, if any, will constitute capital gain or loss if their fractional share interests are held as capital assets at the time of their sale; (d) capital gain or loss will be long-term capital gain or loss if the fractional share interests exchanged are held for more than one year; (e) the tax basis of SFX Shares received by holders of MMR Shares or MMR Preferred Shares will be the same as the tax basis of the MMR Shares or MMR Preferred Shares exchanged therefor less the tax basis allocated to fractional share interests; and (f) the holding period of SFX Shares in the hands of holders of MMR Shares or MMR Preferred Shares will include the holding period of their MMR Shares or MMR Preferred Shares exchanged therefor, provided that such MMR Shares or MMR Preferred Shares are held as a capital asset immediately prior to the Merger.

           It is a condition to the Merger that SFX and MMR receive opinions from Baker & McKenzie, counsel to SFX, reasonably satisfactory in form and substance to MMR and the counsel of the MMR Independent Committee, Paul Hastings, one dated two business days prior to the date this Joint Proxy Statement/Prospectus was first mailed to holders of MMR Shares and SFX Shares and the other dated on the date the Merger is consummated, to the effect that, on the basis of certain facts and assumptions, including facts and assumptions based on representations of SFX and MMR, certain of which are attached to the opinions, the Merger will be treated as a reorganization within the meaning of
Section 368(a) of the Code. No ruling has or will be obtained from the Internal Revenue Service (the "Service") with respect to this issue. The above mentioned opinions are, therefore, not binding on the Service or the courts.

REGULATORY MATTERS

           As a result of the elimination of the national ownership limits and the liberalization of the local ownership limits effected by the Recent Legislation, radio station acquisitions may be subject to antitrust review by the Antitrust Agencies, even if approved by the FCC. SFX and MMR have obtained FCC approval of the Merger. At any time before or after consummation of the Merger, the Antitrust Agencies could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of certain of the radio station assets of the combined companies. Reporting the Merger to federal Antitrust Agencies under the HSR Act is not required because Mr. Sillerman is deemed the "ultimate parent entity" of both SFX and MMR. The Antitrust Agencies have not articulated the standard that may be applied in an antitrust review in the radio broadcasting industry. There can be no assurance that antitrust review by the Antitrust Agencies will not otherwise affect the combined companies' business or strategy. At any time before or after consummation of the Merger, any state in which the combined companies will operate radio stations could take such action under its antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of certain radio stations. However, SFX believes that any such action is unlikely to be taken by the state authorities. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

           There can be no assurance that there will not be changes in the current regulatory requirements, the imposition of additional regulations or the creation of new regulatory agencies, which changes would restrict or curtail the ability of SFX to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of radio and other media properties. Moreover, there can be no assurance that there will not be other regulatory changes, including



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aspects of deregulation, that will result in a decline in the value of broadcasting licenses held by SFX or adversely affect SFX's competitive position.

FEDERAL SECURITIES LAW CONSEQUENCES

           All SFX Shares received by the MMR Stockholders in the Merger will be freely transferable under the federal securities laws, except that (i) SFX Shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of MMR prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of SFX) or as otherwise permitted under the Securities Act, and (ii) SFX Shares received by certain institutional and other investors (collectively, the "Institutional Investors") who have agreed to vote the MMR Class A Shares, if any, held by them on the record date for the MMR Special Meeting in favor of the Merger may not be registered in the registration statement of which this Joint Proxy Statement/Prospectus forms a part. Rule 145 generally provides that "affiliates" of an issuer may not sell securities of the issuer unless pursuant to an effective registration statement or unless pursuant to the volume and manner of sale limitations of Rule 144. Rule 144 generally requires that any sales made by an affiliate not exceed 1% of the outstanding shares of the issuer in any three month period and that such sales be made in unsolicited, open market "brokers transactions" for a three year period following the Merger. Persons who may be deemed to be affiliates of SFX or MMR generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. SFX has agreed with the Institutional Investors, who as of the date of signing their respective voting agreements owned an aggregate of 741,946 MMR Class A Shares, that it will file and use its best efforts to have declared effective under the Securities Act, on or before the Effective Time, a registration statement permitting the resale of the SFX Shares to be issued to the Institutional Investors in the Merger.

           The Merger Agreement requires MMR to use all commercially reasonable efforts to obtain from each of MMR's affiliates a written agreement to the effect that such person will not sell, transfer or otherwise dispose of any of the SFX Shares issued to such person in the Merger in violation of the Securities Act or the rules and regulations promulgated by the Commission thereunder. Approximately 95,491 SFX Class A Shares (including SFX Class A Shares to be issued upon the exercise of options and warrants) and 198,840 SFX Class B Shares will be affected by these restrictions.

NASDAQ NATIONAL MARKET QUOTATION

           The SFX Class A Shares, the MMR Class A Shares, the MMR Class A Warrants and the MMR Class B Warrants are quoted on the Nasdaq National Market. The MMR Units are quoted on the Nasdaq SmallCap Market. No other securities of either SFX or MMR (including, without limitation, the SFX Class B Shares) are quoted on Nasdaq or listed on an exchange. Upon the consummation of the MMR Warrant Redemption, the MMR Class A Warrants and the MMR Units will cease to be quoted on the Nasdaq National Market and the Nasdaq SmallCap Market, respectively, and public trading of such securities will cease. Upon the consummation of the Merger, the MMR Class A Shares and the MMR Class B Warrants will cease to be quoted on the Nasdaq National Market, and public trading of such securities will cease.

           SFX has made an application for quotation on the Nasdaq National Market of the SFX Class A Shares issuable in the Merger and it is anticipated that, prior to the Effective Time, such shares will be approved for quotation thereon.

APPRAISAL RIGHTS

           Holders of MMR Class A Shares are not entitled to dissenters' appraisal rights under the DGCL in connection with the Merger because both the MMR Class A Shares and the SFX Class A Shares to be issued pursuant to the Merger are quoted on the Nasdaq National Market.

           Holders of SFX Shares are not entitled to dissenters' appraisal rights under the DGCL in connection with the Merger.




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           Holders of MMR Class B Shares, MMR Original Preferred Shares and MMR
Series B Preferred Shares who comply with the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Court of Chancery in the State of Delaware and to receive the "fair value" of such shares, as determined by such court. However, MMR believes that no such holders (all of whom are currently executive officers and/or directors of MMR or SCMC, MMR's financial advisor) will exercise dissenters' approval rights.

CERTAIN LEGAL PROCEEDINGS

           In a complaint (Index No. 602056/96) dated April 18, 1996, Paul Pops, who purports to be a stockholder of MMR, brought suit in the Supreme Court of the State of New York against MMR, each of the directors of MMR, SFX and Mr. Sillerman seeking to enjoin the Merger, or, in the alternative, seeking monetary damages. The suit alleges that the consideration to be paid to the MMR Stockholders in the Merger is unfair and grossly inadequate. The suit also alleges that in connection with entering into the Merger Agreement, the directors of MMR violated their fiduciary duties to MMR and its stockholders and that SFX aided and abetted such violation. The complaint also alleges that the action should be certified as a class action representing the interests of the stockholders of MMR. The defendants filed a motion to dismiss the complaint for failure to state a cause of action. On September 25, 1996, the parties entered into a Memorandum of Understanding, pursuant to which the parties have reached an agreement in principle providing for the settlement of the action. Pursuant to the Settlement, the plaintiff has agreed that the Exchange Ratio as set forth in Amendment No. 3 is fair to the public shareholders of MMR. The Settlement provides for SFX to pay plaintiff's counsel's fees as approved by the Court. The Settlement is conditioned upon the (i) consummation of the Merger, (ii) completion of certain confirmatory discovery, and (iii) approval of the Court. Pursuant to the Settlement, the defendants have denied, and continue to deny, that they committed any violations of law or have acted in bad faith. There can be no assurance that the Court will approve the Settlement on the terms and conditions provided for therein, or at all. See "Merger Agreement--Conditions."


                             THE MERGER AGREEMENT

           The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex B to this Joint Proxy Statement/Prospectus and incorporated herein by reference. This summary is qualified by reference to the full text of the Merger Agreement.

THE MERGER

           If the Merger Agreement and the Merger are approved by the SFX Stockholders and the MMR Stockholders (Proposal 1 and Proposal A, respectively), the SFX Stockholders approve Proposal 2 and the other conditions to the Merger are satisfied or waived, at the Effective Time, Acquisition Sub will be merged with and into MMR, with MMR continuing as the surviving corporation and a wholly-owned subsidiary of SFX. The time at which the Merger becomes effective in accordance with the DGCL is referred to as the "Effective Time." The Merger is intended to qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

           Upon consummation of the Merger, pursuant to the Merger Agreement, each issued and outstanding MMR Share and MMR Preferred Share (other than shares held in the treasury of MMR or by SFX or any wholly-owned subsidiary of SFX, all of which will be canceled) will be converted into the right to receive a fraction of an SFX Share valued at $12.50, if the SFX Class A Stock Price is between $32.00 and $44.00 per share. Each issued and outstanding MMR Share and MMR Preferred Share is to receive an additional fraction of an SFX Share with a value equal to 30% of the extent to which the SFX Class A Stock Price exceeds $44.00 per share. In the event that the SFX Class A Stock Price is less than $32.00 per share, then each issued and outstanding MMR Share and MMR Preferred Share will be converted into the right to receive 0.3750 of an SFX Share (implying a value of less than $12.00 per MMR Share). The consideration to be received is more fully described in the definition of "Exchange Ratio" set forth below. In the event that the SFX Class A Stock Price is less than $27.33 per share, under certain circumstances, each issued and outstanding MMR Share and MMR Preferred Share is to receive a fraction of an SFX Share valued at $10.25 per share. See "--Termination; Fees and Expenses." The Exchange Ratio is subject to further adjustment in the event that fewer than 920,000 MMR Class B Warrants are exchanged in the MMR Exchange Offer.




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           Upon consummation of the Merger, and subject to certain conditions, the outstanding securities of MMR will, subject to prior FCC approval and to applicable dissenters' rights, if any, be converted into SFX Shares, at the Exchange Ratio as follows: (i) each outstanding MMR Class A Share and MMR Series B Preferred Share will be converted into a fraction of a SFX Class A Share and (ii) each outstanding MMR Class B Share and MMR Original Preferred Share will be converted into a fraction of an SFX Class B Share. In the event that the stockholders of MMR fail to approve Proposal B, then each outstanding MMR Class B Share and MMR Original Preferred Share will be converted at the Effective Time into a fraction of an SFX Class A Share. In the event that the SFX Stockholders do not approve Proposal 2, SFX will not be able to consummate the Merger.

           Based upon the shares of SFX and MMR outstanding on October 1, 1966 and assuming that the SFX Class A Stock Price was $43.9875 (the value calculated as if October 1, 1996 was the Effective Time), resulting in an Exchange Ratio of 0.2842, (i) the MMR Stockholders would receive approximately 2,466,000 SFX Class A Shares (including SFX Class A Shares to be issued upon the exercise of options and warrants) and approximately 198,940 SFX Class B Shares in the Merger, representing approximately 29.3% of the total number of SFX Shares and approximately 24.0% of the combined voting power of the SFX Shares, and (ii) the MMR Stockholders (other than Messrs. Morrow, Ferrel and Sillerman) would receive approximately 2,328,873 SFX Class A Shares and no SFX Class B Shares in the Merger, representing approximately 25.6% of the total number of SFX Shares and approximately 12.5% of the combined voting power of the SFX Shares.

           If any holder of MMR Shares or MMR Preferred Shares would be entitled to receive a number of SFX Shares that includes a fraction of an SFX Share, then, in lieu of such fractional share, such holder will be entitled to receive cash from SFX in an amount equal to the SFX Class A Stock Price multiplied by such fraction.

           Promptly after the Effective Time, transmittal forms will be mailed to each holder of record of MMR Shares and MMR Preferred Shares to be used in forwarding his or her certificates evidencing such shares for surrender and exchange for certificates evidencing the SFX Shares to which he or she has become entitled and, if applicable, cash in lieu of a fractional SFX Share. After receipt of such transmittal form, each holder of certificates formerly representing MMR Shares or MMR Preferred Shares should surrender such certificates to ChaseMellon Shareholder Services, LLC (the "Exchange Agent"), and each such holder will receive in exchange therefor certificates evidencing the whole number of SFX Shares to which he or she is entitled and any cash which may be payable in lieu of a fractional SFX Share. Such transmittal forms will be accompanied by instructions specifying other details of the exchange.

           MMR STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

           After the Effective Time, each certificate evidencing MMR Shares or MMR Preferred Shares, until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of SFX Shares which the holder of such certificate is entitled to receive and the right to receive any cash payment in lieu of a fractional SFX Share. The holder of such unexchanged certificate will not be entitled to receive, dividends or other distributions payable by SFX, if any, until the certificate is surrendered, at which time such dividends and distributions, together with any cash payment in lieu of a fractional SFX Share, will be paid without interest.

THE EXCHANGE RATIO

           For purposes of the Merger Agreement, subject to adjustment as described below, "Exchange Ratio" means the number of SFX Class A Shares or SFX Class B Shares, as the case may be, to be issued in the Merger equal to the quotient obtained by dividing $12.50 by the average of the Reported Price (as defined below) for the 20 consecutive trading days ending on the fifth trading day prior to the Effective Time (such average Reported Price being hereinafter referred to as the "SFX Class A Stock Price" and the fifth trading day prior to the Effective Time being hereinafter referred to as the "Determination Date"), on the Nasdaq National Market; provided, however, that (1) in the event that the SFX Class A Stock Price exceeds $44.00, then the Exchange Ratio shall be the quotient obtained by dividing (i) the sum of (A) $12.50, plus (B) the product of (I) thirty percent (30%) multiplied by (II) the difference between the SFX Class A Stock Price and $44.00 by (ii) the SFX Class A Stock Price; or
(2) in the event that the SFX Class A Stock Price is less than $32.00, then the Exchange Ratio shall be 0.3750 (implying a value of less than $12.00 per MMR Share), subject to possible increase at the option of SFX as described below under "--Termination; Fees and Expenses." For



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purposes of the Merger Agreement, "Reported Price" means, with respect to each trading day, the average of the last reported bid and asked prices of the SFX Class A Shares of SFX on such trading day. The Exchange Ratio is also subject to further adjustment in the event that fewer than 920,000 MMR Class B Warrants are exchanged in the MMR Exchange Offer.

           There are 1,055,437 MMR Class A Warrants and 1,840,000 MMR Class B Warrants outstanding. Each MMR Class A Warrant and MMR Class B Warrant entitles the holder to purchase one MMR Class A Share at $7.75 and $11.50, respectively, subject to adjustment, until March 22, 1999, and is subject to redemption at a redemption price of $0.01 per warrant on 30 days prior written notice if the closing price of MMR Class A Shares exceeds $10.75 and $16.00, respectively, for 20 consecutive trading days ending within five days of the notice. Since the conditions precedent for a redemption call have been met, MMR intends to commence the MMR Warrant Redemption on or about the date of this Joint Proxy Statement/Prospectus. It is expected that all MMR Class A Warrants will be exercised and converted into an equal number of MMR Class A Shares. The Merger Agreement provides that MMR shall use all commercially reasonable efforts to commence the MMR Exchange Offer to exchange MMR Class A Shares for all outstanding MMR Class B Warrants, which offer shall not be greater than two-tenths (.2) of an MMR Class A Share for each such MMR Class B Warrant. In the event that MMR is unsuccessful in obtaining the exchange of at least one-half of the outstanding MMR Class B Warrants in the MMR Exchange Offer, the Exchange Ratio shall be adjusted downward to the extent necessary to reduce the total dollar value of the SFX Shares that would have otherwise been received by security holders of MMR on the Effective Time by a dollar amount equal to the product of $2.50 times the number of MMR Class B Warrants outstanding immediately after such exchange in excess of 920,000. In calculating the total value of SFX Class A Shares and SFX Class B Shares received by MMR security holders, each SFX Class B Share shall be deemed to have the same value as an SFX Class A Share. On or about the date of this Joint Proxy Statement/Prospectus, MMR intends to commence the MMR Exchange Offer. There can be no assurance that the holders of more than 50% of the MMR Class B Warrants will accept the MMR Exchange Offer. In the event that no MMR Class B Warrants are exchanged in the MMR Exchange Offer, the consideration to be received by the MMR Stockholders would be reduced by approximately $0.39 per share. The last sale price of a MMR Class B Warrant on the Nasdaq National Market on October 3, 1996 was $[_______]. If no outstanding MMR Class B Warrants were exchanged in the MMR Exchange Offer, the value of SFX Shares to be issued in the Merger would be reduced by $2,300,000. If no outstanding MMR Class A Warrants were converted into MMR Class A Shares and no MMR Class B Warrants were exchanged in the MMR Exchange Offer, assuming an Exchange Ratio of 0.2842, such warrants would be converted into warrants to purchase approximately 822,883 SFX Class A Shares subject to the receipt of applicable prior FCC approval. Any MMR Class A Shares issued upon redemption of MMR Class A Warrants or in the MMR Exchange Offer will be issued after the record date and therefore will not be entitled to vote at the MMR Special Meeting.

REPAYMENT OF CERTAIN INDEBTEDNESS

           Pursuant to the terms of the Merger Agreement, it is a condition to SFX's obligation to consummate the Merger that on or prior to the Effective Time, MMR have repaid or provided for the repayment of all amounts outstanding under the Finova Loan. As of September 30, 1996, there was approximately $21.7 million outstanding under the Finova Loan. The Merger Agreement provides that, on or prior to the Effective Time, MMR shall use its best efforts to repay all amounts due under the MMR Senior Subordinated Debentures and redeem all shares of the MMR Senior Cumulative Preferred Shares. All of the MMR Senior Subordinated Debentures and all of the MMR Senior Cumulative Preferred Shares are held by Huff. The Huff Consent Agreement contains Huff's consent to the Merger on the terms and conditions set forth therein. Pursuant to the Huff Consent Agreement, MMR has agreed to repay and redeem in full, at or immediately prior to the Effective Time, the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Shares for an aggregate purchase price of $21.0 million plus accrued and unpaid interest and dividends through the date of repayment and redemption. In the Huff Consent Agreement, SFX agreed, among other things, at the Effective Time, to issue to Huff warrants to acquire that number of SFX Class A Shares equal to 175,000 multiplied by the Exchange Ratio. Approximately 57% of such warrants shall be exercisable at a price determined by dividing $11.75 by the Exchange Ratio, approximately 14% of such warrants shall be exercisable at a price determined by dividing $12.00 by the Exchange Ratio, approximately 14% of such warrants shall be exercisable at a price determined by dividing $12.25 by the Exchange Ratio and the remaining warrants shall be exercisable at a price determined by dividing $12.50 by the Exchange Ratio. The Consent Agreement provides that Huff will consent to the consummation of the Merger provided that the MMR Senior Subordinated Debentures and MMR Senior Cumulative Preferred Shares are repaid and redeemed and certain other conditions have been satisfied prior to April 30, 1997, provided that such consent may be extended



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to December 31, 1997 in the event that on or prior to April 30, 1997, the MMR
Senior Subordinated Debentures and MMR Senior Cumulative Preferred Shares are repaid and redeemed and MMR issues a warrant in respect of 175,000 MMR Class
A Shares. It is anticipated that, simultaneously with the consummation of the Merger, SFX, will fund the repayment of the Finova Loan and the redemption of the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Shares.

REPRESENTATIONS AND WARRANTIES

           The Merger Agreement contains various customary representations and warranties by SFX and Acquisition Sub, on the one hand, and MMR. on the other, relating to, among other things, (i) each party's and, with respect to MMR, its subsidiaries' organization and corporate good standing, (ii) each party's capital structure, (iii) each party's corporate power and authority to execute, deliver and perform the Merger Agreement, (iv) lack of conflicts with certificates of incorporation or bylaws, applicable statutes and regulations and material agreements, other than as specified, (v) each party's licenses and permits from governmental authorities, (vi) documents filed by each of MMR and SFX with the Commission and the accuracy of the information contained therein,
(vii) the absence, since December 31, 1995, of certain changes, other than those disclosed in the Merger Agreement, (viii) litigation, (ix) employee benefits, (x) taxes, (xi) in the case of MMR, material contracts, (xii) compliance with the Communications Act and FCC rules and regulations, other than as disclosed, (xiii) in the case of MMR, change in control provisions in contracts, agreements and understandings, (xiv) in the case of MMR, environmental laws, (xv) in the case of MMR, real property owned and leased, and (xvi) interested party transactions.

COVENANTS

     MMR has agreed that, until the completion of the Merger, except as contemplated in the Merger Agreement or with the consent of SFX, it will, among other things: (i) conduct the operation of its radio stations in the ordinary course of business consistent with past practice, (ii) use its reasonable efforts to preserve substantially intact its business organization and to keep available the services of its current officers, employees and consultants, (iii) preserve its current relationships with its customers, suppliers and other persons with which it has significant business relations,
(iv) not make any commitment or incurrence of any capital expenditure in excess of $100,000, (v) enter into any material contract other than for advertising or programming, consistent with past practice, or (vi) incur any indebtedness in excess of $100,000. In addition, SFX has agreed that, until the completion of the Merger, except as contemplated in the Merger Agreement or with the consent of MMR, it will, among other things: (i) conduct the operation of its radio stations in the ordinary course of business consistent with past practice, (ii) use its reasonable efforts to preserve substantially intact its business organization and to preserve the current relationships with its customers, suppliers and other persons with which it has significant business relations, (iii) except in a manner consistent with past practice, enter into any material contract and (iv) not amend, supplement or otherwise modify the SCMC Termination Agreement. See "Certain Relationships and Related Transactions--Relationship of SFX with SCMC."

           Pursuant to the Merger Agreement, each of SFX and MMR has agreed to take such reasonable actions and to execute and deliver such documents as may be necessary to complete the Merger, and to proceed as expeditiously as practicable to file an application requesting FCC consent to the transfer of control of the radio station ownership changes resulting from the Merger. The application was filed with the FCC on August 4, 1996 and such application was granted on September 4, 1996.

           The Merger Agreement provides that MMR shall, at the request of SFX, use all commercially reasonable efforts to cooperate with SFX in connection with the solicitation of the purchase of all of the outstanding MMR UPOs and MMR IPO Warrants. Each MMR UPO entitles the holder thereof to purchase one MMR Unit during the period from March 23, 1997 until March 22, 1999, except that, upon a merger involving MMR, the holders of the MMR UPOs have the right to exercise the MMR UPOs and the warrants included therein and receive the kind and amount of securities receivable by a holder of MMR Class A Shares in the merger. The MMR IPO Warrants provide that, in the event of a merger involving MMR, the surviving corporation shall execute a supplemental warrant assuming the MMR IPO Warrants.




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           The Merger Agreement provides that, after the Effective Time, the corporation surviving the merger (the "Surviving Corporation") will indemnify, to the fullest extent permitted by DGCL, each person who was as of the date of the Merger Agreement or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, or director of MMR or any of its subsidiaries, (the "Indemnified Parties"), against all losses, expenses (including reasonable attorneys' fees), claims, damages, liabilities and amounts paid in connection with any threatened or actual claim, action, suit, proceeding or investigation (a "Claim") based on the fact that the Indemnified Party is or was an officer or director of MMR or any of its subsidiaries, and which pertains to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time. SFX has unconditionally guaranteed the Surviving Corporation's indemnity obligation. The Surviving Corporation is to maintain in effect, for a period of six years after the Effective Time, officers' and directors' liability insurance currently maintained by MMR, covering the officers and directors currently covered thereby, provided that the Surviving Corporation is not required to pay annual premiums in excess of 200% of MMR's current annual premiums.

           SFX has agreed, at or prior to the Effective Time, to amend its Bylaws to increase the number of directors constituting the Board of Directors by two and to (i) cause Mr. Ferrel to be named a Director and the Chief Executive Officer of SFX and (ii) name an additional SFX Independent Director to the SFX Board. In accordance with such provisions, SFX has nominated Edward
F. Dugan for election to the SFX Board as an SFX Independent Director.

NON-SOLICITATION

           The Merger Agreement provides that MMR will not, nor will it authorize or permit any of its officers, directors, employees, investment bankers, financial advisors or attorneys to, initiate, solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to any Competing Transaction. The agreement provides that MMR shall advise SFX of any such inquiry or proposal. As used in the Merger Agreement, "Competing Transaction" means any of the following involving MMR or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of MMR and its subsidiaries, taken as a whole, in a single transaction or series of transactions, (iii) any tender offer or exchange offer for 25% or more of any outstanding class of capital stock of MMR, (iv) the acquisition by any person of beneficial ownership, or the right to acquire beneficial ownership, of 30% of more of the outstanding shares of any class of capital stock of MMR (other than by persons affiliated with Robert F.X. Sillerman) or (v) any public announcement of a proposal, plan or intention to do any of the foregoing. The agreement does not prohibit MMR or its representatives from (i) furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide written proposal to acquire MMR pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of MMR if (a) the MMR Board, after consultation with legal counsel and its investment banker, determines in good faith that such action is required in order for the MMR Board to comply with its fiduciary duties imposed by the DGCL and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, MMR provides prompt notice to SFX of its intention to do so and such person enters into a confidentiality agreement with MMR, or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with respect to a Competing Transaction.

CONDITIONS

           The closing of the Merger Agreement is subject to certain conditions, including, among others: (i) the approval of the Merger by the stockholders of SFX and MMR pursuant to Proposals 1 and A, (ii) the number of SFX Class A Shares which SFX shall have authority to issue shall have been increased pursuant to Proposal 2, (iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any order, stay, decree, judgment or injunction or statute, rule or regulation which has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger, (iv) any applicable waiting period under the HSR Act relating to the Merger shall have expired or terminated, (v) the receipt of FCC approval of the radio station ownership changes to result from the Merger, (vi) SFX and MMR shall each have received an opinion from Baker & McKenzie, counsel to SFX, that, among other things, the Merger will be treated for federal income tax purposes as a reorganization qualifying under Section 368(a) of the Code and
(vii) all other material consents, authorizations, orders and approvals of any third party (including Huff, as the holder of the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Stock) or governmental body required in connection with the Merger shall have been obtained. In addition, the obligation of SFX



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to complete the Merger is subject to, among other things, there having been no material adverse change in the financial condition, results or operations or business of MMR at the time of the closing, and the obligation of MMR to complete the Merger is subject to, among other things, there having been no material adverse change in the financial condition, results or operations or business of SFX at the time of the closing.

TERMINATION; FEES AND EXPENSES

           The Merger Agreement may be terminated (i) by the mutual consent of the Boards of Directors of SFX and MMR, (ii) by either party not then in default under the Merger Agreement if the Effective Time shall not have occurred on or before December 31, 1997 (which date shall be extended to June 30, 1998 in the event that all of the conditions to the Merger shall have been satisfied except for certain conditions relating to the approval of the FCC),
(iii) by SFX, if MMR shall have failed to recommend, withdraws or materially modifies its recommendation of the Merger in a manner adverse to SFX or shall have resolved to do any of the foregoing, if MMR shall have recommended to its stockholders a Competing Transaction or shall have failed to recommend against accepting a Competing Transaction or takes no position with respect thereto or shall have resolved to do any of the foregoing, or if any person (other than SFX or any of its affiliates) shall have acquired beneficial ownership, or any group shall have been formed which beneficially owns, or has the right to acquire, more than 30% of the outstanding shares of any class of capital stock of MMR, (iv) by SFX or MMR, if the stockholders of the other party shall have failed to approve and adopt the Merger Agreement and approve the Merger, (v) by SFX or MMR, in the event of any breach of the Merger Agreement by the other party, unless such party is using its best efforts to cure such breach, (vi) by SFX, upon the revocation of Furman Selz's fairness opinion, or by MMR, upon the revocation of Oppenheimer's fairness opinion, if such revocation was directly related to (a) a material misstatement or omission contained in information furnished by MMR or SFX, respectively, and SFX, or MMR, respectively, has not solicited such revocation or (b) any change or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the financial condition, business or results of operations or prospects of MMR, or SFX, respectively, (vii) by MMR, if it accepts a Competing Transaction, and
(viii) by MMR, if SFX fails to recommend, withdraws or materially changes its recommendation of the Merger Agreement in a manner adverse to MMR or if it shall have resolved to do so.

           The Merger Agreement further provides that it may be terminated and the transactions contemplated thereby abandoned by MMR or the MMR Independent Committee in the event that (i) the Average Price during the period commencing June 17, 1996 and ending on the Determination Date shall be less than $27.33 (implying a value of less than $12.00 per MMR Share) and (ii) MMR shall have delivered the Price Termination Notice to SFX within 48 hours following the date on which the Average Price is less than $27.33; provided, however, that SFX, upon the recommendation of the SFX Independent Committee, shall have the right, but not the obligation, to deliver, within 48 hours after the receipt of the Price Termination Notice, the Make Whole Notice pursuant to which it agrees that the stockholders of MMR shall receive no less than the Minimum Per Share Amount and provided, further, that SFX, upon the recommendation of the SFX Independent Committee, shall have the right to rescind such Make Whole Notice by delivering the Make Whole Rescission Notice in the event that the Average Price at any time following the delivery of the Make Whole Notice is at least an additional $0.25 less than the Average Price as set forth in, and which triggered, the Price Termination Notice. In the event that SFX delivers the Make Whole Notice to MMR and does not deliver a Make Whole Rescission Notice, the Exchange Ratio (x) shall be determined as set forth above if the SFX Class A Stock Price equals or exceeds $27.33 (implying a value of at least $10.25 per MMR Share), and (y) if the SFX Class A Stock Price is less than $27.33, shall be increased such that, on the Determination Date, the product of (a) the Exchange Ratio as so adjusted, multiplied by (b) the SFX Class A Stock Price shall be an amount equal to $10.25 (such amount being referred to as the "Minimum Per Share Amount"). By approving the Merger Agreement, the MMR Stockholders will be permitting the MMR Board and the MMR Independent Committee to determine, in the exercise of their fiduciary duties, to proceed with the Merger even though the consideration per MMR Share or MMR Preferred Share is as low as $10.25 because the Average Price was below $27.33. By approving the Merger Agreement, the SFX Stockholders will be permitting the SFX Board and the SFX Independent Committee to determine, in the exercise of their fiduciary duties, to proceed with the Merger even though the Exchange Ratio would be increased over 0.3750 and, accordingly, the SFX Stockholders will suffer greater dilution in their ownership of SFX as a result of the Merger.

           The Merger Agreement provides that MMR will pay SFX the Alternate Proposal Fee of $3.5 million, which amount is inclusive of all Specified Expenses (as defined herein), in the event that the Merger Agreement is terminated as a consequence of (i) MMR accepting a Competing Transaction, (ii) the MMR Board or the MMR Independent



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Committee (a) having failed to recommend, withdrawing or materially modifying the recommendation of the Merger and the Merger Agreement (other than due to a drop in the price of the SFX Class A Shares, a breach of a representation by SFX, failure of the SFX Board or the SFX Independent Committee to recommend or the SFX Board or SFX Independent Committee withdrawing or materially modifying the recommendation of the Merger and the Merger Agreement, or revocation of Oppenheimer's fairness opinion if such revocation was directly related to a material misstatement or omission contained in information provided by SFX to Oppenheimer and MMR does not solicit such revocation or a direct result of a material adverse effect with respect to SFX) or (b) recommending or failing to recommend against accepting a Competing Transaction, (iii) any party (other than SFX, Acquisition Sub or their affiliates) acquires beneficial ownership of 30% or more of any class of MMR's capital stock, or (iv) the MMR Stockholders having failed to approve the Merger, a proposal for a Competing Transaction shall have been made prior to such termination and any Competing Transaction is consummated within one year of such termination. SFX has agreed to pay to MMR a fee of $1.0 million, which amount is inclusive of all Specified Expenses, in the event that the majority of the combined voting power of SFX votes at the SFX Annual Meeting but shall have failed to approve Proposal 1. Except in connection with a termination pursuant to which the Alternate Proposal Fee would otherwise be due and owing, MMR has agreed to pay to SFX a fee of $1.0 million, which amount is inclusive of all Specified Expenses, in the event that the majority of the combined voting power of MMR votes at the MMR Special Meeting but shall have failed to approve Proposal A. "Specified Expenses" means all reasonable out-of-pocket expenses and fees actually incurred or accrued by a party in connection with the transactions contemplated by the Merger Agreement and in connection with the negotiation and performance thereof (with certain exceptions).

OTHER PROVISIONS

           On November 13, 1995, SFX and MMR entered into the Exchange Agreement, pursuant to which MMR agreed to acquire seven FM and four AM radio stations owned by Liberty Broadcasting, and to assume a JSA from Liberty Broadcasting with respect to one FM station following SFX's acquisition of Liberty Broadcasting, in exchange for ten radio stations identified by SFX to be acquired by MMR for aggregate consideration of approximately $100 million, in a like-kind exchange that was intended to be substantially tax free. Pursuant to the Merger Agreement, SFX and MMR canceled the Exchange Agreement and MMR agreed to use its commercially reasonable efforts to transfer to SFX its rights under the following purchase agreements for the stations originally to be acquired by MMR and exchanged with SFX. In connection therewith, SFX has provided MMR $300,000 in cash and letters of credit in the aggregate amount of $6.75 million. On December 27, 1995, MMR entered into a purchase agreement to acquire substantially all of the assets of KQUE-FM and KNUZ-AM, both operating in Houston, Texas, for a purchase price of $38.0 million. SFX, on behalf of MMR, deposited in escrow an irrevocable letter of credit in the amount of $2.0 million to secure MMR's obligations under the agreement. Based upon an audit conducted by an environmental consultant of one of the sites used in connection with the stations' business, MMR may elect to terminate such purchase agreement. SFX has been advised by MMR that, although MMR has not elected to terminate the purchase agreement, MMR is negotiating an agreement with the seller and the relevant environmental authorities regarding the cleanup of the site. There can be no assurance that MMR will be able to enter into such an agreement. On January 26, 1996, MMR entered into an agreement to acquire substantially all of the assets of WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, for a purchase price of $3.5 million. On January 22, 1996, MMR entered into an agreement to acquire substantially all of the assets of WROQ-FM, operating in Greenville, South Carolina, for a purchase price of $14.0 million. On January 18, 1996, MMR entered into an agreement to acquire substantially all of the assets of WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM (formerly WWWB-AM), each operating in Greensboro, North Carolina, for a purchase price of approximately $32.0 million, subject to adjustment based on the broadcast cash flow of WTRG-FM and WRDU-FM. The purchase price was subsequently increased to approximately $36.8 million. SFX and MMR have agreed that, in lieu of MMR using its commercially reasonable efforts to transfer its rights under such purchase agreements to SFX, SFX will finance the purchase of such stations and MMR will transfer the purchased assets to SFX simultaneously with the purchase of such stations. The acquisitions of WROQ-FM, WTRG-FM, WRDU-FM, WMFR-AM, WMAG-FM and WTCK-AM by SFX were consummated in June 1996 and the acquisitions of WSTZ-FM and WZRX-AM by SFX were consummated in August 1996.

           In the event that the Merger Agreement is terminated pursuant to certain provisions thereof, MMR will have the right but not the obligation, subject to the receipt of prior FCC approval and the receipt of any required consents from Finova and Huff, to acquire the MMR Liberty Stations from SFX for $100.0 million, in which event SFX will be subject to a substantial

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




tax liability. In the event the Merger Agreement is terminated pursuant to certain provisions thereof, SFX will have the right to structure an exchange of certain of MMR's stations for the MMR Liberty Stations, subject to receipt of any necessary prior FCC approval, in a transaction which is intended to qualify as a like-kind exchange under Section 1031 of the Code. SFX and MMR acknowledged in the Merger Agreement that any acquisition with respect to WYSR-FM would be of an interest in a JSA rather than the station itself to the extent that SFX's interest in WYSR-FM is limited to a JSA. See "Certain Relationships and Related Transactions--Material Contacts Between SFX and MMR."

           In the Merger Agreement, SFX agreed that, if requested by MMR, it would negotiate in good faith to enter into an agreement to advance up to $18.0 million to MMR to enable MMR to acquire WKSS-FM, Hartford, Connecticut, and up to $5.0 million to MMR for working capital. In September 1996, SFX and MMR entered into the $23.0 million SFX Loan. Prior to that date, SFX had advanced approximately $2.2 million of such $23.0 million to MMR for working capital, including a $2.0 million non-refundable fee which was paid by SFX to SCMC on behalf of MMR for investment banking services provided to MMR in connection with the Merger. As of September 30, 1996, SFX had loaned MMR approximately $20.0 million pursuant to the SFX Loan. See "MMR's Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Relationships and Related Transactions--Relationship of MMR with SCMC." In addition, MMR agreed to make available to SFX, until the earlier of the termination of the Merger Agreement or the Effective Time, the services of Mr. Ferrel as a consultant to SFX to the extent that such services do not conflict with Mr. Ferrel's obligations to MMR. See "Remuneration of Management of SFX--Employment Agreements."

                               PROPOSALS 2 AND 3

           AMENDMENTS TO SFX'S RESTATED CERTIFICATE OF INCORPORATION

         At present, 10,000,000 SFX Class A Shares and 1,000,000 SFX Class B Shares are authorized under SFX's Restated Certificate of Incorporation, of which 6,431,897 and 856,126, respectively, were issued and outstanding. It is proposed that the SFX Stockholders approve amendments to SFX's Restated Certificate of Incorporation to increase the number of authorized SFX Class A Shares to 100,000,000 (Proposal 2)and to increase the number of authorized SFX Class B Shares to 10,000,000 (Proposal 3). The approval of Proposals 2 and 3 is necessary in order for SFX to have a sufficient number of authorized SFX Class A Shares and SFX Class B Shares to issue in the Merger and to enable SFX to comply with its obligations to reserve SFX Class A Shares for issuance upon the conversion of the SFX Series D Preferred Shares and the Exchange Notes issuable upon the exchange thereof, to issue upon exercise of outstanding options and warrants, and to issue upon exercise by SFX of certain warrants and options of MMR to be assumed by SFX in the Merger. FAILURE TO APPROVE PROPOSAL 2 WILL PREVENT THE CONSUMMATION OF THE MERGER. The SFX Board is also considering a possible stock split in which holders of each class of SFX Shares will receive additional shares of such class. Such stock split is anticipated to have no effect on the respective voting power of each class of SFX Shares.

         Four of the executive officers and Directors of SFX have agreed not to exercise any of their rights, options or warrants to acquire 692,900 SFX Class A Shares until the SFX Stockholders have approved the increase in the number of authorized SFX Class A Shares sufficient to ensure the availability of SFX Class A Shares issuable upon conversion of the Series D Preferred Shares or the Exchange Notes issuable upon the exchange thereof. Even with such forbearance, SFX does not currently have a sufficient number of SFX Class A Shares authorized to comply with all of its obligations to reserve SFX Class A Shares, including sufficient shares to convert approximately 3,000 of the 2,990,000 outstanding SFX Series D Preferred Shares. In the event that SFX does not have a sufficient number of SFX Class A Shares available for issuance upon conversion of any SFX Series D Preferred Shares, SFX will be required to pay to the holder of each Series D Preferred Share seeking to convert such share, cash in an amount per SFX Class A Share equal to 110% of the market price of the SFX Class A Shares as of the date of such conversion.

         The affirmative vote of a majority of the combined voting power of the outstanding SFX Shares and the affirmative vote of a majority of the outstanding SFX Class A Shares, voting separately, is necessary to approve Proposal 2. The affirmative vote of a majority of the combined voting power of the outstanding SFX Shares and the affirmative vote of a majority of the outstanding SFX Class B Shares, voting separately, is necessary to approve Proposal 3. THE SFX BOARD RECOMMENDS THAT THE SFX STOCKHOLDERS VOTE FOR APPROVAL OF PROPOSALS 2 AND 3.

         Mr. Sillerman has informed SFX that he intends to vote for Proposals 2 and 3. Mr. Sillerman may be deemed to beneficially own approximately 5.9% of the SFX Class A Shares and 100.0% of the SFX Class B Shares which represents 57.4% of the combined voting power of the SFX Shares. Accordingly, approval of Proposal 3 is expected.

         Except as disclosed in this Joint Proxy Statement/Prospectus, SFX has no plans, understandings, agreements, or arrangements concerning the issuance of additional SFX Shares. If any plans, understandings, arrangements or agreements are made concerning the issuance of any such shares, holders of outstanding SFX Shares may or may not be given the opportunity to vote thereon, depending upon the nature of any such transaction, the law applicable thereto, the policy of the Nasdaq National Market or the policy of any national securities exchange on which SFX Class A Shares may be listed in the future. The Nasdaq National Market currently requires stockholder approval as a prerequisite to quoting shares in certain instances, including in connection with acquisition transactions where the present or potential issuance of shares could result in an increase of 20% (i) in the outstanding voting power or (ii) in the number of outstanding shares. Such authorized shares may be used in the future for a variety of purposes including, acquisitions, increases in the shares reserved for issuance pursuant to SFX's employee benefit plans, stock splits or stock dividend financing transactions. In addition, although there is no intention to do so, the issuance of SFX Shares under certain circumstances could be used to prevent a change of control or to frustrate persons seeking to effect a takeover or otherwise gain control of SFX.

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




                                   PROPOSAL 4

                       APPROVAL OF ISSUANCE OF A WARRANT
                 TO SCMC TO PURCHASE 300,000 SFX CLASS A SHARES

         On April 15, 1996, SFX and SCMC entered into the SCMC Termination Agreement pursuant to which SCMC assigned to SFX its rights to receive fees for consulting and marketing services payable by each of MMR and Triathlon, except for fees relating to certain transactions pending at the date of such agreement, and SFX and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for SFX. MMR currently pays SCMC an annual fee of $500,000 and Triathlon currently pays SCMC an annual fee of $300,000 (which shall increase to $500,000 at such time as Triathlon has used an amount equal to the net proceeds of its last public offering in the manner contemplated by the registration statement filed in connection therewith). SCMC has informed SFX that it expects that Triathlon will have used such amount by January 1, 1997. In addition, Triathlon has agreed to advance to SCMC an amount of $500,000 per year in connection with services to be rendered by SCMC; provided, however, that if the agreement between SCMC and Triathlon is terminated or an unaffiliated person acquires a majority of the capital stock of Triathlon, the unearned fees must be repaid at such time. Pursuant to the SCMC Termination Agreement, SCMC has agreed to continue to provide consulting and marketing services to each of MMR and Triathlon until the expiration of their agreements on July 28, 1998 and June 1, 2005, respectively, and not to perform any consulting or investment banking services for any person or entity, other than MMR or Triathlon, in the radio broadcasting industry or in any business which uses technology for the audio transmission of information or entertainment. In consideration of the foregoing agreements, SFX issued to SCMC warrants to purchase up to 600,000 SFX Class A Shares at an initial purchase price, subject to adjustment, of $33.75 per share (the market price at the time of the financial consulting arrangement was terminated), of which warrants to purchase up to 300,000 shares are immediately exercisable and the exercise of the remaining warrants is subject to the approval of Proposal 4, and SFX will forgive, upon the consummation of the Merger, a $2.0 million loan made to SCMC plus accrued and unpaid interest thereon. The warrants are exercisable for a period of six years from their date of issuance.

         On April 15, 1996, Furman Selz delivered its written opinion to the SFX Independent Committee that, as of the date of such opinion, the consideration to be offered by SFX to SCMC pursuant to the SCMC Termination Agreement was fair, from a financial point of view, to SFX. In rendering its opinion, Furman Selz relied on, among other things, a schedule prepared by Mr. Sillerman of projected fees payable to SCMC by each of SFX, MMR and Triathlon. Furman Selz's opinion is directed only to the fairness of the consideration offered to SCMC and does not address any other terms of any other transaction involving SFX and SCMC. Furman Selz's opinion was delivered for the use and benefit of the SFX Independent Committee in its consideration of the SCMC Termination Agreement and does not constitute a recommendation to the SFX Stockholders as to how they should vote with respect to the proposed warrant issuance to SCMC. A copy of the opinion of Furman Selz related to the SCMC Termination Agreement is attached to this Joint Proxy Statement/Prospectus as Annex H. Such opinion sets forth the assumptions made, matters considered and scope of Furman Selz's review, and should be read in its entirety.

         The affirmative vote of the holders of a majority of the combined voting power of the SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) and voting on the proposal is necessary to approve the warrant issuance to SCMC. Mr. Sillerman has informed SFX that he intends to vote for Proposal 4. Mr. Sillerman may be deemed to beneficially own approximately 5.9% of the SFX Class A Shares and 100.0% of the SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represents approximately 57.4% of the combined voting power of the SFX Shares. Accordingly, approval of Proposal 4 is expected.

         THE SFX BOARD RECOMMENDS A VOTE FOR PROPOSAL 4.



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                                   PROPOSAL 5

                          ELECTION OF DIRECTORS OF SFX

         The By-laws of SFX authorize the SFX Board to fix the number of directors from time to time, but at no less than two nor more than nine directors. The SFX Board currently consists of six directors. The SFX Board has fixed the number of directors to be elected at the SFX Annual Meeting at eight. All directors hold office until the next annual meeting of stockholders following their election or until their successors are elected and qualified.

         If the enclosed Proxy is signed and returned, it will be voted FOR the election of the persons named below, as nominees for election as directors, unless contrary directions are given therein. However, should any nominee become unavailable or prove unable to serve for any reason, the Proxy will be voted for the election of such other person as the SFX Board may select to replace such nominee. The SFX Board has no reason to believe that any of the nominees will not be available or prove unable to serve.

         The holders of SFX Class A Shares are entitled by class vote, exclusive of all other stockholders, to elect the SFX Independent Directors, with each SFX Class A Share being entitled to one vote. Pursuant to SFX's Restated Certificate of Incorporation, each of the SFX Independent Directors must not be (i) an officer or employee of SFX, or a director, officer or employee of any of its subsidiaries or any affiliate of Mr. Sillerman or any individual who has been employed in such capacity within the preceding three years, (ii) an affiliate of Mr. Sillerman, (iii) a person who either individually or in his capacity as a representative of an organization has served on a regular basis as a professional advisor, legal counsel or consultant to management of SFX or its subsidiaries if, in the opinion of the SFX Board, such relationship is material to SFX, such individual or the organization in which such individual has served, (iv) an individual having a relationship which, in the opinion of the SFX Board, would interfere with the exercise by such person of independent judgment in carrying out the responsibilities of a director, or (v) a member of the immediate family of a person who, pursuant to clauses (i) through (iv) above, is not qualified to serve as an SFX Independent Director. The SFX Restated Certificate of Incorporation provides that the number of SFX Independent Directors must be at least two-sevenths (2/7ths) of SFX's directors (rounded up to the next whole number). As the SFX Board has fixed the number of directors constituting the whole board at eight, the holders of SFX Class A Shares, voting separately, are entitled to elect three SFX Independent Directors. Messrs. O'Grady and Kramer are the current SFX Independent Directors and are standing for re-election and the SFX Board has nominated Edward F. Dugan to be elected as an SFX Independent Director. In connection with the election of the SFX Independent Directors, each of Mr. Sillerman and SCMC has agreed to abstain, and has agreed to cause each of his and its respective affiliated transferees to abstain, from voting SFX Class A Shares beneficially owned by him or it, as the case may be.

         The remaining directors are elected by the holders of the SFX Class A Shares and the SFX Class B Shares, with the holders of the SFX Class A Shares having one-vote-per-share and the holders of the SFX Class B Shares having ten votes per share. Messrs. Sillerman, Armstrong, Tytel and Liese are current directors who are standing for re-election and Mr. Thomas P. Benson, the Vice President of Financial Affairs, has been nominated to be elected.

         Upon the consummation of the Merger, the number of directors will be increased by one and it is anticipated that Michael G. Ferrel, the Chief Executive Officer, President and Chief Operating Officer of MMR, will be appointed by the SFX Board to hold office until the next annual meeting of stockholders. Mr. Ferrel has advised SFX of his willingness to serve if appointed. Upon consummation of the Merger, the SFX Board will consist of a total of nine directors.

         In the event dividends on the SFX Series D Preferred Shares are in arrears and unpaid in an aggregate amount equal to six full quarterly dividends and in certain other circumstances, the holders of the SFX Series D Preferred Shares (voting separately as a class) will be entitled to elect two additional members of the SFX Board.

         Mr. Sillerman may be deemed to beneficially own approximately 5.9% of the SFX Class A Shares and 100.0% of the SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represents approximately 57.4% of the combined voting power of the SFX Shares. Accordingly, Mr. Sillerman can control the election of all of the directors other than the election of the Independent Directors. In the event dividends on the SFX Series D Preferred Shares are in arrears and unpaid in an aggregate amount equal to six full quarterly dividends and in certain other


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circumstances, the holders of the SFX Series D Preferred Shares (voting separately as a class) will be entitled to elect two additional members of the SFX Board.


NOMINEES

         Except for Messrs. Dugan and Benson, each person named below as a nominee for director is currently serving in such capacity. In addition, each of Messrs. Sillerman, Armstrong, Tytel and Liese are executive officers of SFX. Each nominee has advised SFX of his willingness to serve if elected. There are no family relationships among any directors and executive officers of SFX.


Nominees to be elected by holders of SFX Class A Shares and SFX Class B Shares:


                                                               FIRST BECAME A
                  NAME        AGE     POSITIONS WITH SFX       DIRECTOR OF SFX

Robert F.X. Sillerman.......   48     Chairman of the Board       1992
                                      and Chief Executive
                                      Officer
D. Geoffrey Armstrong.......   39     Director, Chief Operating   1993
                                      Officer, Chief Financial
                                      Officer, Executive Vice
                                      President and Treasurer
Howard J. Tytel.............   50     Director, Executive Vice    1993
                                      President and Secretary
Richard A. Liese............   45     Director, Vice President    1995
                                      and Assistant General
                                      Counsel
Thomas P. Benson............   34     Vice President of           (1)
                                      Financial Affairs


Nominees to be elected by holders of SFX Class A Shares:


                                                               FIRST BECAME A
                   NAME        AGE    POSITIONS WITH SFX       DIRECTOR OF SFX

James F. O'Grady Jr.........   68     Director                    1993
Paul Kramer.................   64     Director                    1993
Edward F. Dugan ............   62     N/A                          (1)

(1) If elected, will commence serving as a Director of SFX immediately after the SFX Annual Meeting.

         In addition to the foregoing officers of SFX, Michael G. Ferrel, the Chief Executive Officer, President and Chief Operating Officer of MMR, currently serves as a consultant to SFX pursuant to the terms of the Merger Agreement, which requires MMR to make Mr. Ferrel available to SFX for consulting services until the consummation or termination of the Merger.

         Upon the consummation of the Merger, it is anticipated that (i) Robert F.X. Sillerman, the Chairman of the Board and Chief Executive Officer of SFX, will resign as the Chief Executive Officer of SFX, (ii) the SFX Board will appoint Mr. Ferrel as the Chief Executive Officer of SFX, and (iii) the SFX Board will appoint Mr. Ferrel as an additional Director to serve until the next annual meeting of stockholders or until his successor is elected and qualified. SFX anticipates that in the event the Merger is not consummated, Mr. Sillerman will continue to serve as the Chief Executive Officer of SFX and Mr. Ferrel will cease to act as a consultant to SFX.



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





CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

         Information with respect to the business experience and affiliations of the current and anticipated directors and executive officers of SFX is set forth below.

         Robert F.X. Sillerman has been Chairman of the Board of SFX since its inception in 1992. He has also been the Chief Executive Officer of SFX since its inception, except during the period from July 1995 until June 1996, when he served as Executive Chairman of SFX. Since 1985 he has been Chairman of the Board and Chief Executive Officer of SCMC, a private investment company which makes investments in and provides financial consulting services to companies engaged in the media business and, through privately held entities, he controls the general partner of Sillerman Communications Partners, L.P., an investment partnership ("SCP"). From 1985 to 1989, Mr. Sillerman was co-Chairman of Legacy Broadcasting, Inc. ("Legacy I"), which owned radio stations and which has subsequently been liquidated. In addition, Mr. Sillerman was Co-Chairman of Metropolitan Broadcasting Corporation ("Metropolitan"), which was merged with Legacy I and Group W Radio Holdings, Inc., an affiliate of Westinghouse Broadcasting Corporation, in 1989. Mr. Sillerman also served, from 1990 to 1993, as co-Chairman of Legacy Broadcasting, Inc. ("Legacy II"), which through a related partnership owned and operated a radio business. In 1993, Mr. Sillerman became the Chancellor of the Southampton campus of Long Island University.

         D. Geoffrey Armstrong is Chief Operating Officer, Chief Financial Officer, Executive Vice President and Treasurer and a Director of SFX. Mr. Armstrong became the Chief Operating Officer of SFX in June 1996 and the Chief Financial Officer, Executive Vice President and Treasurer of SFX in April 1995. Mr. Armstrong was Vice President, Chief Financial Officer and Treasurer of SFX from 1992 until March 1995. He had been Executive Vice President and Chief Financial Officer of Capstar, a predecessor of SFX, since 1989. From 1988 to 1989, Mr. Armstrong was the Chief Executive Officer of Sterling Communications Corporation ("Sterling"), which owned and operated five stations in three markets (Jackson, Mississippi; Greenville-Spartanburg, South Carolina; and Baton Rouge, Louisiana). Sterling sold WGVL-AM and WSSL-FM, both operating in Greenville-Spartanburg, South Carolina, and WJDS-AM and WMSI-FM, both operating in Jackson, Mississippi, to Capstar in 1989. Mr. Armstrong was Chief Financial Officer of Sterling from 1986 to 1988.

         Howard J. Tytel has been a Director, Executive Vice President and Secretary of SFX since 1992. Mr. Tytel has also been Executive Vice President and General Counsel of SCMC since 1985, a Director of SCMC since 1989, and an officer and Director of Legacy II from 1991 to 1993. Mr. Tytel was a Director of Country Music Television from 1988 to 1991 and was a Director and Executive Vice President of Legacy I from 1986 to 1989 and Metropolitan from 1988 to 1989. Since March 1995, Mr. Tytel has been a Director of Interactive Flight Technologies, Inc., a company providing computer-based in-flight entertainment. Mr. Tytel was formerly Of Counsel to the law firm of Winston & Strawn and, since 1993, is Of Counsel to the law firm of Baker & McKenzie, which currently represents SFX, SCMC, SCP, MMR and Triathlon on various matters, including SFX in connection with the Merger.

         Richard A. Liese has been a Director, Vice President and Assistant General Counsel of SFX since 1995. Mr. Liese has also been the Assistant General Counsel and Assistant Secretary of SCMC since 1988. In addition, from 1993 until April 1995, he served as Secretary of MMR.

         Thomas P. Benson became the Vice President of Financial Affairs of SFX in June 1996. Mr. Benson was the Vice President--External and International Reporting for American Express Travel Related Services Company from September 1995 to June 1996. From 1984 through September 1995, Mr. Benson worked at Ernst & Young as a staff accountant, senior accountant, manager and senior manager.

         James F. O'Grady, Jr. has been President of O'Grady and Associates, a media brokerage and consulting company, since 1979. Mr. O'Grady has been a Director of Orange and Rockland Utilities, Inc. and of Video for Broadcast, Inc. since 1980 and 1991, respectively. Mr. O'Grady has been the co-owner of Allcom Marketing Corp., a corporation that provides marketing and public relations services for a variety of clients, since 1985, and has been Of Counsel to Cahill and Cahill, Brooklyn, New York, since 1986. He also served on the Board of Trustees of St. John's University from 1984 to 1996, and has served as a Director of The Insurance Broadcast System, Inc. since 1994.



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         Paul Kramer has been a partner in Kramer & Love, financial consultants specializing in acquisitions, reorganizations and dispute resolution, since 1994. From 1992 to 1994, Mr. Kramer was an independent financial consultant to foreign investors. Mr. Kramer was a partner in the New York office of Ernst & Young from 1968 to 1992, and from 1987 to 1992 was Ernst & Young's designated Broadcasting Industry Specialist.

         Edward F. Dugan is a Senior Advisor to Bentley Associates L.P./Bentley Securities Corporation and President of Dugan Associates Inc., a financial advisory firm to media and communications companies, which he founded in 1991. Mr. Dugan was an investment banker with PaineWebber Inc. from 1978 to 1990, with Warburg Paribus Becker Inc. from 1975 to 1978 and with Smith Barney, Harris Upham & Co. from 1960 to 1975. Dugan Associates Inc. is acting as broker in connection with a proposed acquisition of radio stations by SFX. See "Certain Relationships and Related Transactions--Relationship Between SFX and Edward F. Dugan."

         Michael G. Ferrel has served as President and Chief Operating Officer of MMR and a member of the MMR Board since MMR's inception in August 1992 and as Co-Chief Executive Officer of MMR from January 1994 to January 1996, when he became the Chief Executive Officer. Mr. Ferrel currently serves as a consultant to SFX pursuant to the terms of the Merger Agreement, which requires MMR to make Mr. Ferrel available for consulting services to SFX until the consummation or termination of the Merger. Mr. Ferrel has agreed to become the Chief Executive Officer and to serve on the SFX Board following consummation of the Merger and the SFX Board intends to appoint Mr. Ferrel to the SFX Board upon the consummation of the Merger. From 1990 to 1993, Mr. Ferrel served as Vice President of Goldenberg Broadcasting, Inc. the former owner of radio station WPKX-FM, Springfield, Massachusetts, which was acquired by MMR in July 1993. See "Remuneration of Management of SFX--Employment Agreements."


BOARD MEETINGS AND COMMITTEES; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


         The standing committees of the SFX Board are the Audit Committee, the Compensation Committee and the Stock Option Committee. The Audit Committee of the SFX Board currently consists of Mr. Armstrong and the two SFX Independent Directors, Messrs. O'Grady and Kramer. The principal functions of the Audit Committee are to review and make recommendations to the SFX Board with respect to the selection and the terms of engagement of SFX's independent public accountants, and to maintain communications among the SFX Board, such independent public accountants, and SFX's internal accounting staff with respect to accounting and audit procedures, to the implementation of recommendations by such independent public accountants, to the adequacy of SFX's internal controls and to related matters. The Audit Committee also reviews certain related-party transactions and potential conflict-of-interest situations involving officers, directors or stockholders of SFX. The Audit Committee met two times in 1995.

         The Compensation Committee of the SFX Board consists of Mr. Sillerman and the two SFX Independent Directors, Messrs. Kramer and O'Grady. Mr. Sillerman is the Chairman of the Board and Chief Executive Officer of SFX and an officer of all of SFX's subsidiaries. The principal functions of the Compensation Committee are to review and make recommendations with respect to certain of SFX's compensation programs and compensation arrangements with respect to certain officers, including Messrs. Sillerman, Armstrong and Benson. Mr. Sillerman does not participate in the deliberations of the Compensation Committee with respect to his own compensation. Mr. Sillerman has engaged in certain material transactions, and entered into certain relationships, with SFX and MMR. See "Certain Relationships and Related Transactions." Messrs. Kramer and O'Grady have received a fee of $50,000 for services rendered in connection with the Merger. See "Proposals 1 and A - The Merger--Interests of Certain Persons in the Merger" and "--Remuneration of Directors." The Compensation Committee met three times in 1995.

         The Stock Option Committee consists of Messrs. Kramer and O'Grady, the two SFX Independent Directors. The principal functions of the Stock Option Committee are to grant options, determine which employees and other individuals performing substantial services to SFX may be granted options and determine the rights and limitations of options granted under SFX's plans. The Stock Option Committee met two times in 1995.


REMUNERATION OF DIRECTORS


         Messrs. Sillerman, Armstrong, Tytel and Liese are executive officers of SFX and, except for Mr. Tytel, receive compensation from SFX in connection with such employment. See "Remuneration of Management of SFX."



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






         Directors employed by SFX receive no compensation for meetings they attend. Each director not employed by SFX receives a fee of $1,500 for each meeting of the SFX Board he attends in addition to reimbursement of travel expenses. Each such director who is a member of the Compensation Committee, the Stock Option Committee or the Audit Committee also receives $1,500 for each committee meeting he attends which is not held in conjunction with an SFX Board meeting. If such committee meeting occurs in conjunction with a SFX Board meeting, each committee member receives an additional $500 for each committee meeting he attends. In connection with the Merger each of Messrs. Kramer and O'Grady served as the members of the Independent Committee of the SFX Board, evaluated the terms of the Merger and the SCMC Termination Agreement and received a one-time fee of $50,000.

         Additionally, since March 1, 1995, each of Messrs. Kramer and O'Grady has received an annual fee of $12,000, and effective May 16, 1995 each of Messrs. Kramer and O'Grady received cash-only SARs with respect to 5,000 SFX Class A Shares. The cash-only SARs entitle the holder thereof to receive on each anniversary of the grant date until May 16, 2000, a cash payment in the amount of the difference between $21.25 and the closing price of one SFX Class A Share on that date multiplied by 1,000.

                                   PROPOSAL 6

                          APPROVAL OF SFX'S 1996 STOCK
             OPTION PLAN AND THE PERFORMANCE GOAL INCLUDED THEREIN

         The SFX Board has unanimously approved, subject the approval of SFX's stockholders, the adoption of SFX's 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan, which provides for a grant of a limited number of non-qualified and incentive stock options in respect of up to 300,000 SFX Class A Shares to eligible employees and consultants, is designed to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to key employees, officers, and consultants of SFX and its subsidiaries and to promote the success of SFX's business.

         As of December 31, 1995, there were 4,000 SFX Class A Shares available for grant under SFX's existing stock option plans. An additional reserve of 300,000 SFX Class A Shares, pursuant to the 1996 Plan, will be established.

         Each option granted pursuant to the 1996 Plan is designated at the time of grant as either an "Incentive Stock Option" or as a "Non-qualified Stock Option." Grants to executive officers may be made only at the fair market value of the underlying stock on the date of issuance. The issuance of options at fair market value on grant date constitutes a performance goal under Section 162(m) of the Code. A copy of the 1996 Plan is attached hereto as Annex E. A summary of the 1996 Plan is set forth below.

         Administration of the Plan. The 1996 Plan is administered by the Stock Option Committee which is appointed by the SFX Board. Only Outside Directors, as such term is defined under Section 1.162-27 of the Code may serve on the Committee. The Stock Option Committee is currently comprised of Messrs. Kramer and O'Grady. The Stock Option Committee determines who among those eligible will be granted options, the time or times at which options will be granted, the number of shares to be subject to options, the duration of options, any conditions for the exercise of options, and the manner in and price at which options may be exercised.

         The 1996 Plan may be amended without stockholder approval, except stockholder approval is required to (i) decrease the exercise price; (ii) extend the term of the 1996 Plan beyond ten years; (iii) extend the maximum term of the options granted thereunder beyond ten years; (iv) withdraw the administration of the 1996 Plan from the Committee: (v) expand the class of eligible participants; (vi) increase the aggregate number of SFX Class A Shares that may be issued pursuant to the provisions of the 1996 Plan; (vii) otherwise change the material terms of the performance goal within the meaning of Section 162(m) of the Code.

         Unless the 1996 Plan is terminated earlier by the SFX Board, it will terminate when all SFX Class A Shares reserved for issuance under the 1996 Plan have been acquired through the exercise of options granted thereunder; or upon the tenth anniversary of the adoption of the 1996 Plan by the SFX Board or stockholders, whichever occurs first.

         SHARES SUBJECT TO THE PLAN. The 1996 Plan provides that options may be granted with respect to a total of 300,000 SFX Class A Shares. Under certain circumstances involving a change in the number of SFX Class A Shares without receipt by SFX of any consideration therefor, such as a stock split, stock consolidation or payment of a stock dividend, the class and aggregate number of shares subject to each outstanding option and the option price per share will be proportionately adjusted. In addition, if SFX is involved in a merger, consolidation, dissolution or liquidation, the options granted under the 1996 Plan will be adjusted. If any option expires or terminates for any reason, without having been exercised in full, the unpurchased shares subject to such option will be available again for the purposes of the 1996 Plan.

         PARTICIPATION. Options under the 1996 Plan may be granted to employees and any other individual or entity who in the judgment of the Committee performs valuable and important services for SFX. All employees are eligible to participate in the 1996 Plan. Non-employee directors are not eligible to participate in the 1996 Plan. No participant may receive, in the aggregate, options in respect of more than 100,000 SFX Class A Shares.

   OPTION PRICE. The exercise price of each option will be determined by the Stock Option Committee, but in the case of an incentive stock option may not be less than 100% of the fair market value of the SFX Class A Shares covered by the option on the date the option is granted. If an incentive stock option is to be granted to an employee who owns over 10% of the total combined voting power of all classes of SFX's stock, then the exercise price may not be less than 110% of the fair market value of the SFX Class A Shares covered by the option on the date the option is granted. The exercise price of non-qualified stock options may be any price determined by the Stock Option Committee; provided, however, that the exercise price of any grant to any executive officer shall not be lower than the fair market value of the underlying SFX Class A Shares on the date of grant. The issuance of options at fair market value on the date of grant constitutes a performance goal under Section 162(m) of the Code. Accordingly, grants under the 1996 Plan should qualify as performance-based compensation.

         TERM OF OPTIONS. The Committee shall fix the term of each option, provided that the maximum term of each option shall be ten years. Incentive stock options granted to an employee who owns 10% of the total combined voting power of all classes of stock of SFX shall expire not more than five years after the date of grant. The 1996 Plan provides for the earlier expiration of options of a participant in the event of certain terminations of employment. The Stock Option Committee will have discretion on a case by case basis, with respect to any grantee whose employment is terminated for any reason whatsoever, to accelerate the vesting of any options outstanding on the date employment is terminated and to permit the grantee to exercise the option during the remaining term of such options. The options must be paid for in United States currency, or, at SFX's discretion, in SFX Class A Shares which the grantee already owns.

         RESTRICTIONS ON TRANSFER, GRANT AND EXERCISE. An option may not be transferred other than to members of the holder's family, trusts and charities. Any other transfers are permissible upon prior written approval of the Stock Option Committee. Notwithstanding the above, the option agreement accompanying the issuance of any incentive stock options ("ISOs") shall limit the transferability of such ISOs to the extent required by the then applicable tax provisions governing the qualification of ISOs. The aggregate fair market value (determined at the time the option is granted) of the shares as to which an employee may first exercise incentive stock options in any one calendar year may not exceed $100,000. The Stock Option Committee may impose any other conditions to exercise it deems appropriate.


FEDERAL INCOME TAX CONSEQUENCES TO SFX AND THE PARTICIPANT


INCENTIVE STOCK OPTIONS

         Options granted under the 1996 Plan which constitute ISOs will, in general, be subject the following Federal income tax treatment:

         (i) The grant of an ISO will give rise to no Federal income tax consequences to either SFX or the participant.

         (ii) A participant's exercise of an ISO will result in no Federal income tax consequences to SFX.

         (iii) A participant's exercise of an ISO will not result in ordinary Federal taxable income to the participant, but may result in the imposition of, or an increase in, the alternative minimum tax. A participant's holding period for shares acquired upon the exercise of an ISO will commence the day after acquisition. If shares acquired upon exercise of an ISO are not disposed of within the same taxable year the ISO is exercised, the excess of the fair market value of the shares at the time the ISO is exercised over the option price is included in the participant's computation of alternative minimum taxable income.

         (iv) If shares acquired upon the exercise of an ISO are disposed of within two years of the date of the option grant, or within one year of the date of the option exercise, the participant will realize ordinary Federal taxable income at the time of the disposition to the extent that the fair market value of the shares at the time of exercise exceeds the option price, but not in an amount greater than the excess, if any, of the amount realized on the disposition over the option price.

         Short-term or long-term capital gain will be realized by the participant at the time of such a disposition to the extent that the amount of proceeds from the sale exceeds the fair market value of the shares at the time of the exercise of the ISO.

         Short-term or long-term capital loss will be realized by the participant at the time of such a disposition to the extent that the option price exceeds the amount of proceeds from the sale.

         If a disposition is made as described in this section, SFX will be entitled to a Federal income tax deduction in the taxable year in which the disposition is made in an amount equal to the amount of ordinary Federal taxable income realized by the participant.

         If shares acquired upon the exercise of an ISO are disposed of after the later of two years from the date of the option grant or one year from the date of the option exercise, the participant will realize long-term capital gain or loss in an amount equal to the difference between the amount realized by the participant on the disposition and the participant's Federal income tax basis in the shares (usually the option price). In such event, SFX will not be entitled to any Federal income tax deduction with respect to the ISO.


NON-QUALIFIED STOCK OPTIONS

         Options granted under the 1996 Plan which constitute non-qualified stock options ("NQSOs") will, in general, be subject the following Federal income tax treatment:

         (i) The grant of a NQSO will give rise to no Federal income tax consequences to either SFX or the participant.

         (ii) The exercise of a NQSO will generally result in ordinary Federal taxable income to the participant in an amount equal to the excess of the fair market value of the shares at the time of exercise over the option price.

         (iii) SFX will be entitled to deduct from its Federal taxable income an amount equal to the amount of ordinary income recognized by the participant.

         (iv) Upon a subsequent disposition of shares, a participant will recognize a short-term or long-term capital gain or loss equal to the difference between the amount received and the tax basis of the shares, usually fair market value at the time of exercise. A participant's holding period will commence on the day after such participant acquires the shares disposed of.

NEW PLAN BENEFITS

         On September 26, 1996, and subject to stockholder approval of Proposal 6, members of management of SFX as well as consultants and station level employees of SFX and MMR (upon consummation of the Merger only) were issued options under the 1996 Plan. For Messrs. Sillerman, Armstrong and Benson, those options were issued pursuant to their respective employment agreements. See "Management of SFX--Employment Agreements." These ten-year options, have an exercise price of $45.00 which is equal to the market value on the date of the grant and are exercisable at such times and for such periods as the SFX Board shall determine. The following table sets forth certain information concerning the number of options issued pursuant to the 1996 Plan. There can be no assurance that additional options will not be issued under the 1996 Plan to Messrs. Sillerman, Armstrong and Benson or to others.

                               NEW PLAN BENEFITS
                             1996 STOCK OPTION PLAN

              Name and Position(1)                        Number of Options(1)
              --------------------                        --------------------

Robert F.X. Sillerman,...................................        100,000
  Chairman of the Board and Chief Executive Officer

Executive Group (4 persons) .............................       115,000

Non-Executive Director Group.............................             0

Non-Executive Officer Employee Group (4 persons) ........        40,000

---------------

(1) Does not include options to be granted under the 1996 Plan to Mr. Armstrong, as his employment agreement does not specify a minimum quantity of options to be granted to him.


         The affirmative vote of a majority of the combined voting power of the SFX Shares represented in person or by proxy at the SFX Annual Meeting (at which a quorum is present) and voting on the proposal is necessary to approve Proposal 6. Mr. Sillerman has informed SFX that he intends to vote for Proposal
6. Mr. Sillerman may be deemed to beneficially own approximately 5.9% of the SFX Class A Shares and 100.0% of the SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represents approximately 57.4% of the combined voting power of the SFX Shares. Accordingly, approval of Proposal 6 is expected.

         THE SFX BOARD BELIEVES THAT THE PROPOSAL TO ADOPT THE 1996 STOCK OPTION PLAN AND THE PERFORMANCE GOAL INCLUDED THEREIN IS IN THE BEST INTEREST OF SFX AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE FOR APPROVAL OF PROPOSAL 6.

                                   PROPOSAL 7

                   APPOINTMENT OF INDEPENDENT AUDITORS OF SFX

         Audited financial statements of SFX and its consolidated subsidiaries are included in SFX's Annual Report on Form 10-K for the year ended December 31, 1995, a copy of which is being mailed to the SFX Stockholders herewith. Upon the recommendation of the Audit Committee, the SFX Board has appointed Ernst & Young LLP to examine its consolidated financial statements for the year ended December 31, 1996 and has determined it desirable to request that the SFX Stockholders approve such appointment. Representatives of Ernst & Young LLP will be present at the SFX Annual Meeting and will have the opportunity to make a statement, if they desire to do so, and are also expected to be available to respond to appropriate questions.

         The affirmative vote of a majority of the combined voting power of the SFX Shares represented in person or by a proxy at the SFX Annual Meeting (at which a quorum is present) is necessary to ratify Proposal 7. Mr. Sillerman has informed SFX that he intends to vote for Proposal 7. Mr. Sillerman may be deemed to beneficially own approximately 5.9% of the SFX Class A Shares and 100.0% of the SFX Class B Shares, which (excluding options and warrants to acquire SFX Shares) represents approximately 57.4% of the combined voting power of the SFX Shares.
Accordingly, ratification of Proposal 7 is expected.

         THE SFX BOARD RECOMMENDS A VOTE FOR THE RATIFICATION OF PROPOSAL 7.

                                   PROPOSAL B

            AMENDMENT TO MMR'S RESTATED CERTIFICATE OF INCORPORATION


         The Merger Agreement provides that holders of MMR Class A Shares and MMR Series B Preferred Shares will receive SFX Class A Shares in the Merger and holders of MMR Class B Shares and MMR Original Preferred Shares will receive SFX Class B Shares in the Merger. It is proposed that MMR Stockholders approve an amendment to MMR's Restated Certificate of Incorporation providing that, in any merger, consolidation or business combination in which holders of capital stock of MMR are to be issued shares of common stock, the holders of all classes and series of capital stock of MMR shall receive the same consideration, except that the holders of any class or series of capital stock of MMR which is generally entitled to ten votes per share, or which is convertible into such a class or series, may receive shares which have ten votes per share. The effect of the amendment to MMR's Restated Certificate of Incorporation is to permit holders of MMR Class B Shares and MMR Original Preferred Shares (currently, Messrs. Sillerman, Ferrel and Morrow) to receive SFX Class B Shares in the Merger. The text of the amendment is attached to this Joint Proxy Statement/Prospectus as Annex D. The approval of the amendment to MMR's Restated Certificate of Incorporation is not necessary for the Merger to occur. In the event that the amendment to MMR's Restated Certificate of Incorporation is not approved, Messrs. Sillerman, Ferrel and Morrow will receive in the Merger that number of SFX Class A Shares equal the number of SFX Class B Shares such holders would otherwise have received had the amendment been approved.

         The affirmative vote of the holders of a majority of the combined voting power of the outstanding MMR Class A Shares and MMR Class B Shares, voting together (with each MMR Class A Share entitled to one vote per share and each MMR Class B Share entitled to ten votes per share), and the affirmative vote of the holders of a majority of the outstanding MMR Class A Shares and the MMR Class B Shares, each voting separately as a class, will be required to approve this amendment. THE MMR BOARD (WITH ONE MEMBER ABSTAINING DUE TO A POTENTIAL CONFLICT OF INTEREST) UNANIMOUSLY RECOMMENDS THAT THE MMR STOCKHOLDERS VOTE FOR APPROVAL OF PROPOSAL B.

         Management of MMR, including Bruce Morrow and Michael Ferrel, may be deemed to beneficially own 109,000 MMR Class A Shares and 140,000 MMR Class B Shares, which (exclusive of stock options and warrants) represent 4.3% of the outstanding combined voting power of MMR with respect to Proposal A and 14.1% of the outstanding combined voting power of MMR with respect to Proposal B (and 1.5% and 22.1% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, for Proposal B). Mr. Sillerman may be deemed to beneficially own 227,000 MMR Class A Shares and 493,334 MMR Class B Shares, which (exclusive of stock options and warrants) represent 14.7% of the outstanding combined voting power of MMR with respect to Proposal A and 49.5% of the outstanding combined voting power of MMR with respect to Proposal B (and 4.7% and 77.9% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, for Proposal B). Management of MMR together with Mr. Sillerman may be deemed to beneficially own 336,000 MMR Class A Shares and 633,334 MMR Class B Shares, which (exclusive of stock options and warrants) represent 19.0% of the outstanding combined voting power of MMR with respect to Proposal A and 63.7% of the outstanding combined voting power with respect to Proposal B (and 6.2% and 100.0% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, for Proposal B). See "Security Ownership of Management and Principal Stockholders of MMR." All members of management of MMR and Mr. Sillerman have informed MMR that they intend to vote their MMR Shares in favor of Proposals A and B. In addition, certain institutional stockholders owning an aggregate of 7.2% of the MMR Class A Shares have agreed to vote any shares held by them on the record date for the MMR Special Meeting in favor of Proposals A and B, provided that there are no pending competing offers.

       UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF SFX

         The Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 1996 is presented as if SFX had completed (i) the Liberty Acquisition, including the Washington Dispositions (as defined herein) and Chancellor Exchange (as defined herein); (ii) the Prism Acquisition, including the Louisville Dispositions (as defined herein); (iii) the Greensboro
Acquisition (as defined herein) and Jackson Acquisitions (as defined herein);
(iv) the Dallas Disposition (as defined herein); (v) the
Richmond Acquisition (as defined herein); (vi) the Charlotte Exchange (as defined herein); (vii) the Albany Acquisition (as defined herein); and (viii) the Merger, including the MMR Hartford Acquisition, MMR Myrtle Beach Acquisition, MMR A Dispositions, and exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer. The transactions set forth above are collectively referred to as the "Pending Transactions As Of June 30, 1996." No adjustment has been made to the Unaudited Pro Forma Condensed Combined Balance Sheet for the Houston Exchange as it will be recorded at historical cost.

         The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1995 and six months ended June 30, 1996 are presented as if SFX had completed the Recent Acquisitions and the Transactions as of January 1, 1995. The MMR Myrtle Beach Acquisition, the MMR Myrtle Beach Disposition, and the Albany Acquisition have not been reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations as it would not have a material impact.

         In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Condensed Combined Financial Statements are based upon, and should be read in conjunction with, the historical financial statements and the respective notes to such financial statements contained in the Forms 8-K filed with the Commission on May 9, 1996 and May 30, 1996. The pro forma information does not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of SFX's future results if the aforementioned transactions are completed. SFX cannot predict whether the consummation of the Acquisitions or the Dispositions will conform to the assumptions used in the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements.

         The Unaudited Pro Forma Statement of Operations data include adjustments to station operating expenses to reflect anticipated savings that management believes it will be able to achieve through the implementation of its strategy. There can be no assurance that SFX will be able to achieve such savings. Such data also assume that the proceeds of the Dispositions will be available to SFX to consummate the Acquisitions, although certain of the Dispositions are expected to occur at a later date.

         As used herein, (i) "Greensboro Acquisition" means the acquisition by SFX of the assets of WHSL-FM, operating in Raleigh-Durham, North Carolina, for $6.0 million; (ii) "Jackson Acquisitions" means, collectively, the acquisitions by SFX of the assets of WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi; (iii) "Charlotte Exchange" means the exchange by SFX of WTDR-FM, Charlotte, North Carolina, and $64.8 million for WSSS-FM, WRFX-FM and WKNS-FM, each of which operates in the Charlotte, North Carolina market; (iv) "Chancellor Exchange" means the exchange by SFX of four radio stations operating in the Long Island, New York market for two radio stations in the Jacksonville, Florida market and a payment of $11.0 million; and (v) "Additional Acquisitions" means, collectively, the acquisitions by SFX of all of the assets of radio stations WROQ-FM, operating in Greenville, South Carolina; WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi; WTRG-FM and WRDU-FM, both operating in Raleigh-Durham, North Carolina; and WHSL-FM, WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina.

 SFX BROADCASTING, INC. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                 (IN THOUSANDS)











                              SFX BROADCASTING, INC. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                                   JUNE 30, 1996
                                                  (in thousands)


                                                               Liberty Acquisition          Prism
                                                              Including Washington        Acquisition         Greensboro
                                         SFX                      Dispositions             Including          Acquisition
                                      Broadcasting,              &  Chancellor             Louisville         and Jackson
                                    Inc. As Reported              Exchange(1)            Dispositions(2)     Acquisitions(3)
                                    ----------------          -------------------       ----------------     ---------------
ASSETS
Current assets ............         $405,381                   $ 24,725                  $  7,904           $    726










Property and equipment, net           28,635                     14,079                     7,483              1,546
Intangible assets, net ....          202,726                     94,062                    13,997              2,262





Other assets ..............           24,710                          -                         -                  -
                                    --------                   --------                  --------            --------
Total assets ..............          661,452                    132,866                    29,384              4,534
                                    ========                   ========                  ========            ========
LIABILITIES AND
STOCKHOLDERS' EQUITY

Current liabilities .......           18,579                      9,047                     2,399                203


Other liabilities .........            1,254                        754                         -
Long-term debt (incl ......
    current portion):
  New Credit Agreement ....                -                          -                         -
  Note Offering ...........          450,000                          -                         -                  -
  Acquired company debt ...                -                     71,517                    15,695                  -


Other Debt ................            1,369                          -                         -                  -
Deferred taxes ............            7,415                      8,093                         -                  -

Minority Interest
Redeemable preferred stock
  Series B Preferred Stock             1,836                          -                         -                  -
  Series C Preferred Stock             1,592                          -                         -                  -
  Series D Preferred Stock           149,500                          -                         -                  -

Stockholders' equity ......           29,907                     43,455                    11,290              4,331




Total liabilities and               --------                   --------                  --------            --------
 stockholders' equity .....         $661,452                   $132,866                  $ 29,384           $  4,534
                                    ========                   ========                  ========            ========

  SFX BROADCASTING, INC. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                 (in thousands)

(CONTINUED)


                                                                                                           Pro Forma
                                                                                                         For the Pending
                               Other                                                                     Transactions As
                            Acquisitions/      Richmond             Charlotte          Pro Forma        June 30, 1996 (Other
                          Dispositions(4)     Acquisition (5)      Exchange (6)       Adjustments(7)    Of  than the Merger

ASSETS
Current assets ............     $10,541           $4,460           ($64,800)         ($212,500)(a)             $88,575
                                                                                       (80,487)(b)
                                                                                        (7,904)(b)
                                                                                        (6,200)(c)
                                                                                          (726)(c)
                                                                                       (38,800)(d)
                                                                                        (4,460)(d)
                                                                                        (3,285)(e)
                                                                                        (2,000)(f)
                                                                                        (1,000)(g)
                                                                                        57,000 (h)
Property and equipment, net      (1,193)           1,597                                     -                  52,147
Intangible assets, net ....      (9,061)           9,580             64,800            120,737 (a)             605,524
                                                                                        64,270 (b)
                                                                                         8,692 (c)
                                                                                        29,174 (d)
                                                                                         3,285 (e)
                                                                                         1,000 (g)
Other assets ..............          (2)              66                  -             (5,263)(b)              13,211
                                                                                        (6,300)(c)
Total assets ..............
                                 --------       --------             --------          ----------           ----------
                                    285           15,703                  -            (84,767)                759,457
                                 ========       ========             ========          ==========           ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY

Current liabilities .......
                             $        -              799            $     -             (2,399)(b)              27,626
                                                                                          (203)(c)
Other liabilities .........                                                               (799)(d)
Long-term debt (incl ......           -              996                  -               (996)(d)               2,008
    current portion):
  New Credit Facility .....
  Note Offering ...........           -                -                  -             57,000 (h)              57,000
  Acquired company debt ...           -                                                      0                 450,000
                                      -           14,529                  -            (71,517)(a)
                                                                                       (15,695)(b)
Other Debt ................                                                            (14,529)(c)
Deferred taxes ............           -                -                  -                  0                   1,369
                                      -                -                  -             23,209 (a)              38,717
Minority Interest
Redeemable preferred stock                                                               1,617 (d)               1,617
  Series B Preferred Stock
  Series C Preferred Stock            -                -                  -                                      1,836
  Series D Preferred Stock            -                -                  -             (1,592)(f)                   -
                                      -                -                  -                                    149,500
Stockholders' equity ......
                                    285             (621)                 -            (43,455)(a)              29,784
                                                                                       (11,290)(b)
                                                                                        (4,331)(c)
                                                                                           621 (d)
Total liabilities and                                                                     (408)(f)
 stockholders' equity .....
                                 --------       --------             --------          ----------           ----------
                                   $285          $15,703             $    -           ($84,767)               $759,457
                                 ========       ========             ========          ==========           ==========

 SFX BROADCASTING, INC. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                 (in thousands)

(CONTINUED)



                                                               Pro Forma
                                                             For the Pending
                                                               Transactions
                                               Merger(8)        As Of June 30,
1996

ASSETS
Current assets ............             ($43,245)           $45,330










Property and equipment, net                3,685             55,832
Intangible assets, net ....              142,388            747,912





Other assets ..............                 (164)            13,047

Total assets ..............             --------           --------
                                         102,664            862,121
LIABILITIES AND                         ========           ========
STOCKHOLDERS' EQUITY

Current liabilities .......
                                           2,423             30,049

Other liabilities .........
Long-term debt (incl ......                    -              2,008
    current portion):
  New Credit Facility .....
  Note Offering ...........                    -             57,000
  Acquired company debt ...                    -            450,000
                                               -                  -

Other Debt ................
Deferred taxes ............                    -              1,369
                                          13,116             51,833
Minority Interest
Redeemable preferred stock                                    1,617
  Series B Preferred Stock
  Series C Preferred Stock                     -              1,836
  Series D Preferred Stock                                        -
                                               -            149,500
Stockholders' equity ......
                                          87,125            116,909



Total liabilities and stockholders' equity .....
                                        --------           --------
 stockholders' equity                   $102,664           $862,121
                                        ========           ========

         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1)      Liberty Acquisition

         Reflects the Liberty Acquisition for $237.5 million adjusted for the Washington Dispositions of $25.0 million and the Chancellor Exchange (SFX will receive $11.0 million in cash in the Chancellor Exchange). No gain or loss will be recognized in connection with the Washington Dispositions or the Chancellor Exchange.



         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1)           Liberty Acquisition

              Reflects the Liberty Acquisition for $237.5 million adjusted for the Washington Dispositions of $25.0 million and the Chancellor Exchange (SFX will receive $11.0 million in cash in the Chancellor Exchange). No gain or loss will be recognized in connection with the Washington Dispositions or the Chancellor Exchange.

                                                   LIBERTY AS     WASHINGTON    CHANCELLOR         LIBERTY
                                                    REPORTED      DISPOSITIONS   EXCHANGE       AS ADJUSTED
                                                   ---------      ------------  ----------      -----------
                                                                   (IN THOUSANDS)
ASSETS
Current assets...................................   $  13,725     $    -       $   11,000        $ 24,725
Property and equipment, net......................      15,439       (1,360)             -          14,079

Intangible assets, net...........................    $128,702      (23,640)       (11,000)         94,062
                                                     --------      -------     ----------        --------
               Total assets.......................   $157,866     $(25,000)    $        0        $132,866
                                                     ========     ========     ==========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities..............................    $  9,047       $    -     $        -        $  9,047
Other liabilities................................         754            -              -             754
Long-term debt...................................      71,517            -              -          71,517
Deferred taxes...................................       8,093            -              -           8,093
Stockholders' equity
                                                     --------      -------     ----------        --------
 Total liabilities and stockholders' equity......    $157,866     $(25,000)    $       0         $132,866
                                                     ========     ========     ==========        ========


(2)      Prism Acquisition

         Reflects the Prism Acquisition for $105.25 million adjusted for the Louisville Dispositions of $19.5 million. No gain or loss will be recognized on the Louisville Dispositions.



                                                     PRISM AS         LOUISVILLE           PRISM
                                                     REPORTED        DISPOSITIONS       AS ADJUSTED
                                                     --------        ------------       -----------
                                                                    (IN THOUSANDS)
ASSETS
Current assets.................................       $  7,904         $      -           $  7,904
Property and equipment, net....................          9,122           (1,639)             7,483
Intangible assets, net.........................         31,858          (17,861)            13,997
                                                        ------          -------             ------
              Total assets.....................       $ 48,884         $(19,500)          $ 29,384
                                                      ========         ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities............................       $  2,399                __          $  2,399
Long-term debt.................................         15,695                __            15,695
Stockholders' equity...........................         30,790            (19,500)          11,290
                                                        ------            -------           ------
 Total liabilities and stockholders' equity....       $ 48,884           $(19,500)        $ 29,384
                                                      ========           ========         ========



(3)      Greensboro Acquisition and the Jackson Acquisitions

         Reflects the acquisition of radio stations (i) WHSL-FM from HMW Communications, Inc. in the Greensboro Acquisition for a purchase price of approximately $6.0 million, (ii) WSTZ-FM and WZRX-AM from Lewis Broadcasting, Inc. and WJDX-FM from Spur Jackson, L.P. in the Jackson Acquisitions for a purchase price of $6.5 million. The aggregate purchase price is $12.5 million.


                                                                                                             GREENSBORO
                                                                 GREENSBORO            JACKSON          ACQUISITION AND THE
                                                                ACQUISITION         ACQUISITIONS        JACKSON ACQUISITION
                                                                                    (IN THOUSANDS)
ASSETS
Current assets........................................             $  484            $  242                  $  726
Property and equipment, net...........................              1,164               382                   1,546
Intangible assets, net................................              1,252             1,010                   2,262
                                                                   ------            ------                  ------
        Total assets..................................             $2,900            $1,634                  $4,534
                                                                   ======            ======                  ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities...................................             $  171            $   32                  $  203
Stockholders' equity..................................              2,729             1,602                   4,331
                                                                   ------            ------                  ------
 Total liabilities and stockholders' equity...........             $2,900            $1,634                  $4,534
                                                                   ======            ======                  ======


(4)      Other Acquisitions and Dispositions

         To reflect the Dallas Disposition for $11.5 million which is net of payment anticipated to be made to the seller of the station to SFX. No adjustment has been made to the pro forma balance sheet for the Houston Exchange as it will be recorded at historical cost. See note 7(f) for the effect of the related redemption of SFX's Series C Preferred Stock.




                                                                               SALE PROCEEDS  KTCK-AM      ADJUSTMENT
                                                                                          (IN THOUSANDS)

ASSETS
Current assets........................................................         $11,500         $(959)      $10,541
Property and equipment, net...........................................               -        (1,193)       (1,193)
Intangible assets, net................................................               -        (9,061)       (9,061)
Other assets..........................................................               -            (2)           (2)
                                                                                ------       -------        ------
         Total assets.................................................          11,500       (11,215)          285
                                                                                ======       =======        ======

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity..................................................          11,500       (11,215)          285
                                                                                ------       -------        ------
   Total liabilities and stockholders' equity.........................         $11,500      $(11,215)         $285
                                                                                ======       =======        ======

(5)     Richmond Acquisition

        To reflect the acquisition of 96% interest in ABS, which will acquire the assets of radio stations WKHK-FM, WBZU-FM and WVGO-FM/WLEE-FM, for approximately $38.8 million.





                                                                                         WVGO-FM/         Richmond
                                                             WKHK-FM        WBZU-FM      WLEE-FM       Acquisition
                                                             -------        -------      -------       -----------
                                                                                      (in thousands)
ASSETS
Current assets...........................................        $ 2,530    $   366       $ 1,564       $ 4,460
Property and equipment, net..............................             79        948           570         1,597
Intangible assets, net...................................          4,855      1,057         3,668         9,580
Other assets.............................................                        66                          66
                                                                 -------    -------       -------       -------
         Total assets....................................        $ 7,464    $ 2,437       $ 5,802       $15,703
                                                                 =======    =======       =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities......................................       $   248     $  113        $   438      $    799
Other liabilities                                                    996          -             -           996
Long-term debt...........................................         11,000        504         3,025        14,529



Stockholders' equity.....................................         (4,780)     1,820         2,339          (621)
                                                                 -------    -------       -------       -------
Total liabilities and stockholders' equity...............        $ 7,464    $ 2,437       $ 5,802       $15,703
                                                                 =======    =======       =======       =======

(6)     Charlotte Exchange

        To reflect the exchange of radio station WTDR-FM and $64.8 million cash for WSSS-FM, WRFX-FM and WNKS-FM. No adjustment (other than to reflect the cash paid) has been made for the Charlotte Exchange as it will be recorded at historical cost.



                                                         CHARLOTTE
                                                          EXCHANGE
                                                         ---------

ASSETS
Current assets........................................    $(64,800)
Intangible assets, net................................      64,800
                                                       ------------
      Total assets....................................    $      0
                                                       ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity..................................    $      0
                                                      ------------
Total liabilities and stockholders' equity............    $      0
                                                      ============


(7)   Pro Forma Adjustments

      (a) To reflect the Liberty Acquisition for $237,500,000 net of proceeds to be received from the Washington Dispositions of $25,000,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $120,737,000 and incremental deferred taxes of $23,209,000 and the adjustments to remove the long-term debt of $71,517,000 which is not being assumed, and the stockholders' equity of $43,455,000 of the Liberty Acquisition.

      (b) To reflect the Prism Acquisition for $105,250,000 net of proceeds to be received from the Louisville Dispositions of $19,500,000 and net of deposit of $5,263,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $64,270,000 and adjustments to remove the current assets of $7,904,000, current liabilities of $2,399,000, long term debt of $15,695,000 and stockholders' equity of $11,290,000.

      (c) To reflect the $12,500,000 purchase price of the Greensboro Acquisition and the Jackson Acquisitions, net of deposit of $6,300,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $8,692,000 and the adjustments to remove the current assets of $726,000, current liabilities of $203,000, and stockholders' equity of $4,331,000.

      (d) To reflect the Richmond Acquisition for $38,800,000, the recording of the related excess of the purchase price paid over the net book value of the assets carried on the adjusted balance sheet of $29,174,000, the minority interest of $1,617,000 and adjustments to remove the current assets of $4,460,000, current liabilities of $799,000, other liabilities of $996,000, long term debt of $14,529,000 and stockholders' deficit of $621,000.

      (e) To reflect additional acquisition costs related to the Liberty Acquisition, Prism Acquisition, Additional Acquisitions, Richmond Acquisition, Chancellor Exchange, and Charlotte Exchange and deferred financing costs related to the New Credit Agreement.

      (f) In connection with the Dallas Disposition, SFX expects to redeem its Series C Redeemable Convertible Preferred Stock for approximately $2 million, which will result in a corresponding charge of $408,000 to the gain or loss on the Dallas Disposition.

      (g)  To reflect the Albany Acquisition for $1,000,000.

      (h) To reflect additional funding from the New Credit Agreement in order to finance the acquisitions.


                                                                         Multi-Market Radio, Inc
                                             ---------------------------------------------------------------------------------
                                                                 MMR A        MMR Hartford     Pro Forma
                                              As Reported   Dispositions(a)  Acquisitions(b)  Adjustments         As Adjusted
                                             ------------- ---------------- ---------------- ------------- ----- -------------
ASSETS
Current assets                                 $   5,470       $  5,600         $      --     $  (18,000)   (b)   $  (43,245)
                                                                                                  13,200    (b)
                                                                                                 (46,849)   (c)
                                                                                                  (2,666)   (d)
Property and equipment, net                        3,649           (303)              339             --               3,685
Intangible assets, net                            48,434         (3,797)            4,197         71,424    (e)      142,388
                                                                                   13,464(b)       6,000    (c)
                                                                                                   2,666    (d)
Other assets                                       7,256         (5,000)               --         (2,420)   (f)         (164)
                                             ------------- ---------------- ---------------- -------------       -------------
     Total assets                              $  64,809       $ (3,500)        $  18,000     $   23,355          $  102,664
                                             ============= ================ ================ =============       =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                            $   4,843             --         $      --     $   (2,420)   (f)   $    2,423
Other liabilities                                  3,500         (3,500)               --             --                   0
Long-term debt                                    40,849             --                --        (40,849)   (c)            0
Deferred taxes                                     7,241             --                --          5,875    (e)       11,116
Stockholders' equity                               8,376             --            18,000         13,200    (b)       87,125
                                                                                                 (18,000)   (b)
                                                                                                 (13,200)   (e)
                                                                                                  78,749    (e)
                                             ------------- ---------------- ---------------- -------------       -------------
Total liabilities and stockholders' equity     $  64,809       $ (3,500)        $  18,000     $   23,355          $  102,664
                                             ============= ================ ================ =============       =============

(a) Represents the sale of WRXR-FM and WKGB-FM which occurred in July 1996 for $5,000,000 and pending sale of KOLL-FM for $4,100,000. In the aggregate, a loss of approximately $1,596,000 has been recognized during the six months ended June 30, 1996 relating to the sales, principally relating to WRXR-FM and WKBG-FM. Current assets include $5,600,000 of proceeds to be received in connection with the dispositions (total sale proceeds of $10,050,000 less $4,450,000 received in connection with the KOLL-FM and WRSF-FM dispositions).

(b) To reflect the pending MMR Hartford Acquisition for $18,000,000, including corresponding excess of purchase price paid, $13,464,000 over net book value of assets acquired, and the adjustment to remove the stockholders' equity of $18,000,000. SFX loaned MMR approximately $20.0 million pursuant to the SFX Loan for the purposes of financing the MMR Hartford Acquisition and for working capital. It is also assumed that the MMR Class A Warrants will be exercised for net proceeds of approximately $13,200,000.

(c) Repayment of $40,849,000 of existing MMR indebtedness and approximately $6,000,000 related to prepayment premiums which will increase the purchase price of MMR.

(d) Includes acquisition costs associated with the Merger of $1,666,000 and the $1,000,000 purchase price of the MMR Myrtle Beach Acquisition.

(e) To reflect the Merger, assuming SFX's stock price is $44 per share, at an estimated purchase price of $87,125,000 including the excess of the purchase price paid over the net book value of the assets acquired, including deferred taxes, of $71,424,000.

(f)   To eliminate payable/receivable between SFX and MMR.


                                       SFX BROADCASTING, INC.
                   UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                   SIX MONTHS ENDED JUNE 30, 1996
                             (in thousands except per share amounts)

                                               Liberty
                                             Acquisition
                                               including
                                              Washington       Prism
                                   SFX       Dispositions   Acquitision
                               Broadcasting,      and        including                         Other
                                   Inc.       Chancellor     Louisville      Additional     Acquisitions/     Richmond
                                as reported   Exchange(1)  Dispositions(2)  Acquisitions(3) Dispositions(4)  Acquisition(5)
                                -----------   -----------  ---------------  --------------- ---------------  ---------------
Net Revenues  . . . . . . . .     $ 47,554     $ 23,919      $ 12,404         $  4,728       $ (4,529)        $ 4,548

Station operating expenses  .       33,177       16,059        10,175            2,869         (5,281)          4,150

Depreciation, amortization and
    acquisition related costs        4,648**      5,013         1,118            1,492           (188)            712



Corporate expenses  . . . . .        2,790          452           746              111             60             401

Corporate expenses-
   non-recurring and other  .       27,489            -             -                -         (1,600)              -
                                  --------     --------      --------         --------       --------         --------
Operating Income  . . . . . .      (20,550)       2,395           365              256          2,480            (715)

Interest expense, including
    amortization of deferred
    financing costs . . . . .        9,588        3,319           714              382           (954)            638




Other expense (income)  . . .       (2,298)       5,934             -          (11,948)             -               -


Minority interest . . . . . .

Income tax expense (benefit)             -       (3,380)            -               45            423               -
                                  --------     --------      --------         --------       --------         --------
Net income (loss) . . . . . .      (27,840)      (3,478)         (349)          11,777          3,011          (1,353)

Preferred stock dividend
    requirement . . . . . . .          967            -             -                -              -               -
                                  --------     --------      --------         --------       --------         --------
Net loss applicable to
   common shares  . . . . . .     $(28,807)    $ (3,478)        $(349)        $ 11,777       $  3,011         $(1,353)
                                  ========     ========      ========         ========       ========         ========
Net loss per common share . .     $  (3.87)

Average common shares
    outstanding . . . . . . .        7,448

(CONTINUED)

                                       SFX BROADCASTING, INC.
                 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                   SIX MONTHS ENDED JUNE 30, 1996
                             (in thousands except per share amounts)



                                                                    Pro Forma For the
                                  Charlotte         Pro Forma      Transactions other               Pro Forma for the
                                  Exchange(6)     Adjustments(7)     than the Merger  Merger(8)       Transactions
                                  -----------     --------------     ---------------  ---------       ------------
Net Revenues  . . . . . . . .    $  5,154         $  2,770  (a)           $96,548*    $11,509           $108,057

Station operating expenses  .       3,580           (2,645) (b)            62,084       6,622             68,706

Depreciation, amortization and
    acquisition related costs           -             (240) (c)            13,350       1,651             15,001
                                                       391  (d)
                                                       125  (e)
                                                       279  (f)
Corporate expenses  . . . . .         129              628  (g)             3,418         626              4,044
                                                    (1,899) (g)
Corporate expenses-
   non-recurring and other  .           -                                  25,889         546             26,435
                                 --------         --------               --------    --------           --------
Operating Income  . . . . . .       1,445            6,131                 (8,193)      2,064             (6,129)

Interest expense, including
    amortization of deferred
    financing costs . . . . .          13           24,187  (h)            27,835           -             27,835
                                                       799  (h)                             -
                                                   (13,667) (h)
                                                     2,816  (h)

Other expense (income)  . . .           8           (5,934) (i)            (2,318)          -             (2,318)
                                                    11,920  (i)

Minority interest . . . . . .                          (10) (k)               (10)                           (10)

Income tax expense (benefit)            -            2,912  (i)                 -           -                  -
                                 --------         --------               --------    --------           --------
Net income (loss) . . . . . .       1,424          (16,892)               (33,700)      2,064            (31,636)

Preferred stock dividend
    requirement . . . . . . .           -            3,992  (j)             4,959           -              4,959
                                 --------         --------               --------    --------           --------
Net loss applicable to
   common shares  . . . . . .    $  1,424         $(20,884)              $(38,659)   $  2,064           $(36,595)
                                 ========         ========               ========    ========           ========
Net loss per common share . .                                             $ (5.19)                       $ (3.96)

Average common shares
    outstanding . . . . . . .                                               7,448                          9,238

____________

*       Includes $2,770,000 of fees from Triathlon; see Note 7(a).
**      Includes $277,000 of acquisition related costs.


                                  SFX BROADCASTING, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                               YEAR ENDED DECEMBER 31, 1995
                          (in thousands except per share amounts)

                                                   Liberty Acquisition
                                         SFX       including Washington
                                    Broadcasting,    Dispositions and      Prism Acquisition
                                       Inc. as          Chancellor        including Louisville  Additional    Other Acquisitions/
                                       reported        Exchange(1)          Dispositions(2)    Acquisitions(3)   Dispositions(4)
                                       ---------         ---------              ---------       ---------        ---------
 Net Revenues  . . . . . . . . . . .  $   76,830        $   46,636             $   26,959      $   18,463        $  (9,967)

 Station operating expenses  . . . .      51,039            30,339                 22,411          15,570           (9,689)

 Depreciation, amortization and
     duopoly integration costs . . .     9,137**             8,817                  2,232           2,947             (124)





 Corporate expenses  . . . . . . . .       3,797             3,193                  2,027             265              120



 Other . . . . . . . . . . . . . . .       5,000                 -                      -               -           (5,000)
                                       ---------         ---------              ---------       ---------        ---------
 Operating Income  . . . . . . . . .       7,857             4,287                    289            (319)           4,726

 Interest expense, including
     amortization of deferred
     financing costs . . . . . . . .      12,903             7,258                  1,565             948           (1,841)



 Other expense (income)  . . . . . .        (650)                                    (200)           (201)            (498)

 Minority interest . . . . . . . . .

 Income tax expense (benefit)  . . .           -            (2,725)                     -             562                -
                                       ---------         ---------              ---------       ---------        ---------
 Net income (loss) . . . . . . . . .      (4,396)             (246)                (1,076)         (1,628)           7,065

 Preferred stock dividend
     requirement . . . . . . . . . .         291                 -                      -               -                -
                                       ---------         ---------              ---------       ---------        ---------
 Net loss applicable to
    common shares  . . . . . . . . .  $   (4,687)       $     (246)            $   (1,076)     $   (1,628)       $   7,065
                                       =========         =========              =========       =========        =========
 Net loss per common share . . . . .  $    (0.71)

 Average common shares
     outstanding . . . . . . . . . .       6,596

                                                                                        Pro Forma For the               Pro Forma
                                        Richmond        Charlotte        Pro Forma     Transactions other                for the
                                      Acquisition (5)   Exchange (6)   Adjustments(7)   than the Merger   Merger(8)    Transactions
                                       ---------        ---------      ---------          ---------       ---------     ---------
 Net Revenues  . . . . . . . . . . .   $   9,213       $   11,601     $    5,035  (a)   $   184,770*     $   22,982    $  207,752

 Station operating expenses  . . . .       8,097            8,528          1,323  (a)       122,328          13,064       135,392
                                                                          (5,290) (b)
 Depreciation, amortization and
     duopoly integration costs . . .       1,410              497            978  (a)        28,273           3,830        32,103
                                                                             789  (c)
                                                                             782  (d)
                                                                             250  (e)
                                                                             558  (f)

 Corporate expenses  . . . . . . . .         650              251             45  (a)         5,097           1,253         6,350
                                                                           1,255  (g)

                                                                          (6,506) (g)
 Other . . . . . . . . . . . . . . .           -                -                                 -           1,114         1,114
                                       ---------        ---------      ---------          ---------       ---------     ---------
 Operating Income  . . . . . . . . .        (944)           2,325         10,851             29,072           3,721        32,793

 Interest expense, including
     amortization of deferred
     financing costs . . . . . . . .       1,415              101         48,375  (h)        55,673               -        55,673
                                                                           1,598  (h)
                                                                         (22,282) (h)
                                                                           5,633  (h)
 Other expense (income)  . . . . . .          43              799                              (707)              -          (707)




 Minority interest income (loss) . .                                           3  (k)             3                             3

 Income tax expense (benefit)  . . .           -                -          2,163  (i)             -               -             -
                                       ---------        ---------      ---------          ---------       ---------     ---------
 Net income (loss) . . . . . . . . .      (2,402)           1,425        (24,639)           (25,897)          3,721       (22,176)

 Preferred stock dividend
     requirement . . . . . . . . . .           -                -          9,665  (j)         9,956               -         9,956
                                       ---------        ---------      ---------          ---------       ---------     ---------
 Net loss applicable to
    common shares  . . . . . . . . .   $  (2,402)      $    1,425     $  (34,304)          $(35,853)     $    3,721    $  (32,132)
                                       =========        =========      =========          =========       =========     =========
 Net loss per common share . . . . .                                                       $  (4.81)                        (3.48)

 Average common shares
     outstanding . . . . . . . . . .                                                          7,448                         9,238

________________
*   Includes $3,584,000 of fees from Triathlon; see Note 7(a).
**  Includes $1,400,000 of duopoly integration costs.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                           STATEMENTS OF OPERATIONS

(1) Liberty Acquisition

    Reflects the net effect of the historical operations of the Liberty Stations adjusted for the Washington Dispositions and the Chancellor Exchange.

                                                                      Six Months Ended
                                                                        June 30, 1996
                                     --------------------------------------------------------------------------------
                                     Liberty As    Washington   Long Island  Jacksonville                  Liberty As
                                      Reported    Dispositions  Disposition  Acquisition   Adjustments*      Adjusted
                                     ---------    ------------  -----------  -----------   ------------      --------
                                                                       (in thousands)
   Net revenues  . . . . . . . . .   $  25,966     $    (974)   $  (5,108)  $   4,035                       $  23,919

   Station operating expenses  . .      19,337        (1,563)      (3,923)      2,208                          16,059

   Depreciation/amortization . . .       5,926          (776)      (1,429)        751            541            5,013

   Corporate expenses  . . . . . .       1,566           (88)      (1,026)          0              -              452
                                     ---------     ---------    ---------   ---------       ---------       ---------
   Operating income  . . . . . . .        (863)        1,453        1,270       1,076           (541)           2,395

   Interest expense  . . . . . . .       3,467          (141)          (7)                                      3,319

   Other expense (income)  . . . .       5,935                         (1)                                      5,934

   Income tax expense (benefit)         (3,378)            0           (2)          0              0           (3,380)
                                     ---------     ---------    ---------   ---------       ---------       ---------
   Net income (loss) . . . . . . .   $  (6,887)    $   1,594    $   1,280   $   1,076       $    (541)      $  (3,478)
                                     =========     =========    =========   =========       =========       =========


                                                               Year Ended December 31, 1995

                                Liberty as  Beck Ross     Washington  Long Island   Jacksonville Adjustments  Liberty as
                                 Reported  Acquisition** Dispositions Disposition    Acquisition               Adjusted
                                 --------  -----------   ------------ -----------    ----------- -----------  ----------
                                                                    (in thousands)
   Net revenues  . . . . . . . . $ 51,407    $   2,486   $  (3,375)  $ (11,511)     $   7,629   $       -   $  46,636

   Station operating expenses  .   34,725        2,121      (4,065)     (7,282)         4,840           -      30,339

   Depreciation/amortization . .   10,429           40      (1,377)     (2,682)         1,491         916       8,817

   Corporate expenses  . . . . .    4,653            -           -      (1,460)             -           -       3,193
                                ---------    ---------   ---------   ---------      ---------   ---------   ---------
   Operating income (loss) . . .    1,600          325       2,067         (87)         1,298        (916)      4,287

   Interest expense  . . . . . .    7,373            -         (98)        (17)             -           -       7,258

   Income tax expense  . . . . .   (2,725)           -           -           -              -           -      (2,725)
                                ---------    ---------   ---------   ---------      ---------   ---------   ---------
   Net income (loss) . . . . . .$  (3,048)   $     325   $   2,165   $     (70)     $   1,298   $    (916)  $    (246)
                                =========    =========   =========   =========      =========   =========   =========

_________________________

* To reflect historic depreciation of the stations that are the subject of the Long Island Disposition net of decrease in amortization due to the exchange allocation.

** Represents the acquisition by Liberty of radio stations WBLI-FM, WHCN-FM and WSNE-FM from Beck-Ross Communications, Inc. in 1995.

(2)  Prism Acquisition

Reflects the net effect of the historical operations of the Prism Acquisition adjusted for the Louisville Dispositions.


                                                                 Six Months Ended
                                                                   June 30, 1996
                                                   ---------------------------------------------
                                                     Prism as       Louisville        Prism as
                                                     Reported      Dispositions       Adjusted
                                                   ------------    ------------     ------------
 Net revenues  . . . . . . . . . . . . . . . . .   $  15,752       $   (3,348)      $    12,404

 Station operating expenses  . . . . . . . . . .      12,651           (2,476)           10,175

 Depreciation/amortization . . . . . . . . . . .       1,476             (358)            1,118

 Corporate expenses  . . . . . . . . . . . . . .         746                -               746
                                                   ------------    ------------     ------------
 Operating income  . . . . . . . . . . . . . . .         879             (514)              365

 Interest expense  . . . . . . . . . . . . . . .         714                -               714
                                                   ------------    ------------     ------------
 Net income (loss) . . . . . . . . . . . . . . .   $     165       $     (514)      $     (349)
                                                   ============    ============     ============


                                                           Year Ended December 31, 1995
                                                   ---------------------------------------------
                                                     Prism as       Louisville        Prism as
                                                     Reported      Dispositions       Adjusted
                                                   ------------    ------------     ------------
                                                                   (in thousands)
 Net revenues  . . . . . . . . . . . . . . . . .   $  32,572       $   (5,613)      $    26,959

 Station operating expenses  . . . . . . . . . .      26,979           (4,568)           22,411

 Depreciation/amortization . . . . . . . . . . .       2,946             (714)            2,232


 Corporate expenses  . . . . . . . . . . . . . .       2,027                -             2,027
                                                   -----------     -----------      -----------
 Operating income/(loss) . . . . . . . . . . . .         620             (331)              289

 Interest expense including
    amortization of deferred financing costs . .       1,565                -             1,565

 Other expense (income)  . . . . . . . . . . . .        (200)               -              (200)
                                                   -----------     -----------      -----------
 Net loss  . . . . . . . . . . . . . . . . . . .   $    (745)      $     (331)      $    (1,076)
                                                   ===========     ===========      ===========

(3) Additional Acquisitions

    Reflects the net effect of the combined historical operations of the Greensboro Acquisition and radio stations WRDU-FM, WTRG-FM, WMAG-FM, WMFR-AM and WTCK-AM acquired from HMW Communications, Inc. (collectively "Raleigh-Greensboro Acquisitions"), radio station WROQ-FM acquired from ABS Greenville Partners, L.P. (the "Greenville Acquisition") and the Jackson Acquisitions.

                                                                   Six Months Ended
                                                                    June 30, 1996
                                              ---------------------------------------------------------
                                                Raleigh -                                The Additional
                                                Greensboro     Greenville     Jackson     Acquisitions
                                               Acquisitions   Acquisition   Acquisitions    Combined
                                              -------------   -----------   ------------   ------------
 Net revenues  . . . . . . . . . . . . . . .  $     3,619     $     639     $      470     $   4,728

 Station operating expenses  . . . . . . . .        2,264           271            334         2,869

 Depreciation/ amortization  . . . . . . . .        1,168           244             80         1,492

 Corporate expenses  . . . . . . . . . . . .            4           107              -           111
                                              -------------   -----------   ------------   ------------
 Operating income (loss) . . . . . . . . . .          183            17             56           256

 Interest expense, including amortization
     of deferred financing costs . . . . . .           59           323                          382

 Other income  . . . . . . . . . . . . . . .          (51)      (11,897)                     (11,948)

 Income tax expense                                    45             0              0            45
                                              -------------   -----------   ------------   ------------
 Net income (loss) . . . . . . . . . . . . .  $       130     $  11,591     $       56     $  11,777
                                              =============   ===========   ============   ============


                                                            Year Ended December 31, 1995
                                              ---------------------------------------------------------
                                                 Raleigh-                                   Additional
                                                Greensboro     Greenville      Jackson     Acquisitions
                                               Acquisitions   Acquisition   Acquisitions     Combined
                                              -------------   -----------   ------------   ------------
                                                                   (in thousands)
 Net revenues  . . . . . . . . . . . . . . .  $    12,688     $    4,074    $    1,701     $   18,463

 Station operating expenses  . . . . . . . .       10,982          3,238         1,350         15,570

 Depreciation/amortization . . . . . . . . .        2,325            514           108          2,947

 Corporate expenses  . . . . . . . . . . . .            -            195            70            265
                                              -------------   -----------   ------------   ------------
 Operating income (loss) . . . . . . . . . .         (619)           127           173           (319)

 Interest expense  . . . . . . . . . . . . .          156            792             -            948

 Other expense (income)  . . . . . . . . . .         (203)             2             -           (201)

 Income tax expense (benefit)  . . . . . . .          562              -             -            562
                                              -------------   -----------   ------------   ------------
 Net income (loss) . . . . . . . . . . . . .  $    (1,134)    $     (667)   $      173     $   (1,628)
                                              =============   ===========   ============   ============

(4) Other Acquisitions/Dispositions

    To reflect the exchange of KRLD-AM and the Texas State Networks for KKRW-FM in the Houston Exchange, and the sale of KTCK-AM in the Dallas Disposition.

                                                      Six Months Ended  June 30, 1996
                                    ----------------------------------------------------------------------
                                              Disposition           Acquisition   Adjustments(*)    Net
                                    ------------------------------ ------------- --------------- ---------
                                     KRLD-AM      TSN     KTCK-AM     KKRW-FM
                                    ---------  --------- --------- -------------
                                                       (in thousands)
 Net revenues  . . . . . . . . . .   $(5,048)  $(1,212)  $ (1,858)    $ 3,589           -       $(4,529)

 Station operating expenses  . . .    (4,401)   (1,006)    (2,211)      2,337                    (5,281)

 Depreciation/amortization . . . .      (686)     (125)      (188)        346         465          (188)

 Corporate expenses  . . . . . . .         -         -          -          60                        60

 Other . . . . . . . . . . . . . .    (1,600)        0          -           0           0        (1,600)
                                    ---------  --------- --------- ------------- --------------- ---------
 Operating income  . . . . . . . .     1,639       (81)       541         846        (465)        2,480

 Interest expense  . . . . . . . .      (732)     (218)        (4)                                 (954)

 Income tax expense (benefit)              0         0          0         423           0           423
                                    ---------  --------- --------- ------------- --------------- ---------
 Net income (loss)   . . . . . . .     2,371       137        545         423        (465)        3,011
                                    =========  ========= ========= ============= =============== =========

                                                         Year Ended December 31, 1995
                                    ----------------------------------------------------------------------
                                              Disposition           Acquisition   Adjustments(*)    Net
                                    ------------------------------ ------------- --------------- ---------
                                     KRLD-AM      TSN     KTCK-AM     KKRW-FM
                                    ---------  --------- --------- -------------
                                                       (in thousands)
 Net revenues  . . . . . . . . . .   $(9,792)   $(3,196)  $(4,096)    $ 7,117             -      $(9,967)

 Station operating expenses  . . .    (8,881)    (2,261)   (3,714)      5,167             -       (9,689)

 Depreciation/amortization . . . .    (1,350)      (725)     (124)        371         1,704         (124)

 Corporate expenses  . . . . . . .         -          -         -         120             -          120

 Other . . . . . . . . . . . . . .    (5,000)         -         -           -             -       (5,000)
                                    ---------  --------- --------- ------------- --------------- ---------
 Operating income  . . . . . . . .     5,439       (210)     (258)      1,459        (1,704)       4,726

 Interest expense  . . . . . . . .    (1,433)      (403)       (5)          -             -       (1,841)

 Other income  . . . . . . . . . .         -          -      (323)       (175)            -         (498)
                                    ---------  --------- --------- ------------- --------------- ---------
 Net income (loss)   . . . . . . .   $ 6,872    $   193   $    70     $ 1,634      $ (1,704)     $ 7,065
                                    =========  ========= ========= ============= =============== =========

______________

(*) To reflect historical depreciation of KRLD-AM and TSN and disposition of KTCK-AM.

(5) Reflects the net effect of the combined historical operations of radio stations WKHK-FM, WBZU-FM and WVGO-FM/WLEE-FM acquired in the Richmond Acquisition.

                                                              Six Months Ended  June 30, 1996
                                                    ---------------------------------------------------
                                                                               WVGO -FM/     Richmond
                                                      WKHK-FM      WBZU-FM      WLEE-FM    Acquisition
                                                    -----------  -----------  ----------  -------------
                                                                       (in thousands)
 Net revenues  . . . . . . . . . . . . . . . . . .  $   2,499    $    499     $   1,550    $   4,548

 Station operating expenses  . . . . . . . . . . .      1,818         671         1,661        4,150

 Depreciation/amortization . . . . . . . . . . . .        150         104           458          712

 Corporate expenses  . . . . . . . . . . . . . . .        165          52           184          401
                                                    -----------  -----------  ----------   ------------
 Operating income  . . . . . . . . . . . . . . . .        366        (328)         (753)        (715)

 Interest expense  . . . . . . . . . . . . . . . .        376         132           130          638
                                                    -----------  -----------  ----------   ------------
 Net income (loss)   . . . . . . . . . . . . . . .        (10)       (460)         (883)      (1,353)
                                                    ===========  ===========  ==========   ============

                                                                Year ended December 31, 1995
                                                    ---------------------------------------------------
                                                                               WVGO -FM/     Richmond
                                                      WKHK-FM      WBZU-FM      WLEE-FM    Acquisition
                                                    -----------  -----------  ----------   ------------
                                                                       (in thousands)

 Net revenues  . . . . . . . . . . . . . . . . . .  $   4,478    $    849     $   3,886    $   9,213

 Station operating expenses  . . . . . . . . . . .      3,154       1,561         3,382        8,097

 Depreciation/amortization . . . . . . . . . . . .        253         243           914        1,410

 Corporate expenses  . . . . . . . . . . . . . . .        245          77           328          650
                                                    -----------  -----------  ----------   ------------
 Operating income  . . . . . . . . . . . . . . . .        826      (1,032)         (738)        (944)

 Interest expense  . . . . . . . . . . . . . . . .        811         287           317        1,415

 Other expense (income)  . . . . . . . . . . . . .          0           0            43           43
                                                    -----------  -----------  ----------   ------------
 Net income (loss)   . . . . . . . . . . . . . . .  $      15    $ (1,319)    $  (1,098)   $  (2,402)
                                                    ===========  ===========  ==========   ============


(6) To reflect the exchange of radio station WTDR-FM for radio stations WSSS-FM, WRFX-FM and WNKS-FM in the Charlotte Exchange.


                                                           Six Months Ended June 30, 1996
                                            -----------------------------------------------------------
                                                 Acquisitions      Disposition
                                            ---------------------  -----------
                                                        WRFX-FM/
                                             WSSS-FM     WNKS-FM     WTDR-FM    Adjustments*      Net
                                            ----------  ----------  ---------  --------------  --------
                                                                   (in thousands)
 Net revenues  . . . . . . . . . . . . . .  $   1,930   $   5,033   $  (1,809)                 $  5,154

 Station operating expenses  . . . . . . .      1,381       3,240      (1,041)                    3,580

 Depreciation/amortization . . . . . . . .         99       2,180        (248)      (2,031)           0

 Corporate expenses  . . . . . . . . . . .        129           -           -            -          129
                                            ----------  ----------  ---------  --------------  --------
 Operating income  . . . . . . . . . . . .        321        (387)       (520)       2,031        1,445

 Interest expense  . . . . . . . . . . . .         13                                                13

 Other expense . . . . . . . . . . . . . .          8           -           -           -             8
                                            ----------  ----------  ---------  --------------  --------
 Net income (loss)   . . . . . . . . . . .  $     300       $(387)  $    (520) $     2,031     $  1,424
                                            ==========  ==========  =========  ==============  ========

                                                              Year Ended  December 31, 1995
                                            -------------------------------------------------------------
                                                 Acquisitions       Disposition
                                            ---------------------- -------------
                                                         WRFX-FM/
                                             WSSS-FM     WNKS-FM       WTDR       Adjustments*     Net
                                            ---------   ---------  ------------- -------------- ---------
                                                                   (in thousands)
 Net revenues  . . . . . . . . . . . . . .   $  3,575    $ 10,624    $  (2,598)                 $  11,601

 Station operating expenses  . . . . . . .      2,268       7,623       (1,363)                     8,528

 Depreciation/amortization . . . . . . . .        208       3,120         (497)      (2,334)          497

 Corporate expenses  . . . . . . . . . . .        251           0            0            0           251
                                            ---------   ---------  ------------- -------------- ---------
 Operating income  . . . . . . . . . . . .        848        (119)        (738)       2,334         2,325

 Interest expense  . . . . . . . . . . . .         94           7                                     101

 Other expense (income)                           191         608                                     799

 Income tax expense (benefit)  . . . . . .          0           -            0            0             -
                                            ---------   ---------  ------------- -------------- ---------
 Net income (loss)   . . . . . . . . . . .   $    563    $   (734)   $    (738)    $  2,334     $   1,425
                                            =========   =========  ============= ============== =========

-------------------
* To eliminate depriciation of WSSS-FM, WRFX-FM, WNKS-FM and reflect depreciation of WTDR-FM.

(7)       Pro Forma Adjustments

            (a) Reflects the results of radio stations (located in San Diego, Charlotte - WLYT only, and Dallas) acquired in the Recent Acquisitions during the year ended December 31, 1995 and fees of $3,584,000 and $2,770,000 incurred by Triathlon and payable to SCMC for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively of which $2,584,000 and $2,020,000, respectively, represent fees based upon acquisition and financing activities in the respective period. Future fees may be lesser or greater based upon future acquisition and financing activity by Triathlon. Minimum annual fees will be $1,000,000 per year commencing at such time as Triathlon spends an amount equal to the net proceeds of its last public offering, of which $750,000 is due in the first six months.

            (b) Reflects anticipated cost savings expected to be realized following the Liberty Acquisition, the Chancellor Exchange, the Prism Acquisition, the Jackson Acquisitions and the Richmond Acquisition, consisting principally of the elimination of certain duplicative technical, sales and general and administrative functions due to operating a cluster of stations in each of its principal markets, a reduction of employee benefit costs and commission rates and the elimination of programming personnel due to automation and simulcasting.

                  In addition to the cost savings identified above which are reflected in the pro forma adjustments, SFX has identified certain additional expenses of approximately $936,000 which are not expected to recur or are expected to recur in reduced amounts. These expenses consist primarily of
                  (i) non-recurring marketing costs of approximately $471,000 related to SFX's stations operating in San Diego, California, Charlotte, North Carolina and Greenville-Spartanburg, South Carolina, incurred by the prior owners of such stations, (ii) costs associated with barter arrangements of approximately $98,000 related to SFX's stations operating in Raleigh, North Carolina,
                  (iii) costs of third party service providers of approximately $272,000 related to the radio stations acquired in the Prism Acquisition and retained by SFX, and (iv) employee relocation expenses of approximately $95,000 incurred by the prior owners of Prism.

                  While management believes that such cost savings and the elimination of non-recurring expenses are reasonably achievable, SFX's ability to achieve such cost savings and to eliminate the non-recurring expenses is subject to numerous factors, many of which are beyond SFX's control. There can be no assurance that SFX will realize such cost savings.

          (c) Reflects increase (decrease) in amortization of intangible assets resulting from the purchase price allocation and change in amortization period:


                                   FOR THE SIX MONTHS ENDED JUNE 30, 1996      FOR THE YEAR ENDED DECEMBER 31, 1995
                                   --------------------------------------      ------------------------------------

                                   INCREASE DUE  DECREASE DUE                 INCREASE DUE  DECREASE DUE
                                    TO PURCHASE  TO CHANGE IN                 TO PURCHASE   TO CHANGE IN
                                       PRICE     AMORTIZATION  NET INCREASE      PRICE      AMORTIZATION  NET INCREASE
                                    ALLOCATION      PERIODS     (DECREASE)     ALLOCATION     PERIODS      (DECREASE)
                                   ------------  ------------  ------------   ------------  ------------  ------------


Liberty Acquisition...............  $   1,117     $ (2,984)     $  (1,867)     $   2,235    $  (4,799)     $  (2,564)
Prism Acquisition                         803         (605)           198          1,606       (1,211)           395
Greensboro Acquisition and
   Jackson Acquisitions...........        108           (5)           103            217          (10)           207
Richmond Acquisition..............        364         (310)            54            729          (641)           88
Charlotte Exchange................        810             0           810          1,620             0         1,620
Additional Acquisitions other
   than the Greensboro Acquisition
   and the Jackson Acquisition....        450             0           450          1,018             0         1,018
Albany Acquisition................         12             0            12             25             0            25
                                   ------------  ------------  ------------   ------------  ------------  ------------
                                                 Net Decrease        (240)                  Net Increase         789


            (d) Reflects $391,000 and $782,000 in amortization of goodwill arising from the deferred tax recorded in connection with the Liberty Acquisition for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (e) Amortization of $125,000 and $250,000 for acquisition costs associated with the Acquisitions for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (f) To reflect $279,000 and $558,000 in amortization relating to the present value of the Triathlon consulting fees assigned to SFX under its agreement with SCMC for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (g) To record incremental corporate overhead charges of $628,000 and $1,255,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, relating to increases in personnel, professional fees and administrative expenses associated with the increased size of SFX due to the Acquisitions and the elimination of $1,899,000 and $6,506,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively of the corporate overhead of the sellers.

            (h) To reflect interest expense of $24,187,000 and $48,375,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, related to the $450,000,000 Note Offering at 10.75%, amortization of deferred financing costs of $799,000 and $1,598,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, interest expense of $2,816,000 and $5,633,000 relating to the borrowings from the New Credit Agreement for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, and elimination of existing interest expense (net of interest on other debt) of $13,667,000 and $22,282,000 related to SFX and the sellers for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (i) Elimination of acquisition related costs of $5,934,000 recorded on the income statement of Liberty for the six months June 30, 1996, gain on the sale of assets of $11,920,000 recorded on the books of ABS Greenville Partners, L.P. for the six months ended June 30, 1996 and income tax benefits of $2,912,000 and $2,163,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (j) To record the incremental Series D Preferred Stock dividend at a rate of 6.5% net of the elimination of preferred dividends relating to the Series C Preferred Stock.

            (k) To record minority interest income (loss) related to the Richmond Acquisition of ($10,000) and $3,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

(8)       Merger

Reflects the net effect of the historical operations of MMR as adjusted for acquisitions and dispositions.



                                                                   MULTI-MARKET RADIO, INC.
                                                                SIX MONTHS ENDED JUNE 30, 1996
                                                                        (IN THOUSANDS)
                                        ---------------------------------------------------------------------------------
                                                         MMR A           MMR
                                                      DISPOSITIONS     HARTFORD     PRO FORMA        PRO FORMA
                                        AS REPORTED       (A)        ACQUISITION   ADJUSTMENTS      AS ADJUSTED
                                        -----------   ------------   -----------   -----------      -----------

Net revenues..........................   $ 10,144      $  (717)      $  2,082                        $ 11,509
Station operating expenses............      6,254         (810)         1,610        (432)  (b)         6,622
Depreciation/amortization.............        810          (95)           247         669   (c)         1,651
                                                                                       20   (d)
Corporate expenses....................      1,275            -              -         626   (e)           626
                                                                                   (1,275)  (e)
Non-cash compensation.................        130            -                        416   (g)           546
                                        -----------   ------------   -----------   -----------      -----------
Operating income .....................      1,675          188            225         (24)              2,064
Interest expense......................      2,609            -            203      (2,812)  (f)             -
Other expense (income)................      5,657       (1,577)           (12)     (4,068)  (f)             -
Income tax expense (benefit)                                 -              7          (7)  (f)
                                        -----------   ------------   -----------   ---------        -----------
Net income (loss) ....................     (6,591)       1,765             27       6,863               2,064
                                        ===========   ============   ===========   =========        ===========




                                                                 MULTI-MARKET RADIO, INC.
                                                               YEAR ENDED DECEMBER 31, 1995
                                                                      (IN THOUSANDS)

                                                      MMR A         MMR        SOUTHERN
                                                   DISPOSITIONS   HARTFORD    STARR - 1ST     PRO FORMA
                                     AS REPORTED      (A)        ACQUISITION  QUARTER 1995    ADJUSTMENTS     AS ADJUSTED
                                     -----------   ------------  -----------  ------------    -----------     -----------

Net revenues.......................    $ 18,288  $  (2,422)     $  4,424      $  2,692                         $ 22,982
Station operating expenses.........      11,026     (2,247)        3,286         1,863          (864)    (b)     13,064
Depreciation/amortization..........       1,750       (304)          539           327         1,477     (c)      3,830
                                                                                                  41     (d)
Corporate expenses.................       1,666          -             -             -         1,253     (e)      1,253
                                                                                              (1,666)    (e)
Non-cash compensation..............         281          -             -             -           833     (g)      1,114
                                     -----------   ------------  -----------  ------------    -----------     -----------
Operating income ..................       3,565        129           599           502        (1,074)             3,721
Interest expense, including
amortization
    of deferred financing costs....       4,966          -           502             -        (5,468)    (f)          -
Other expense (income).............         (11)         -           (14)            -            25     (f)          -

Income tax expense (benefit)                (59)         -            48             -            11     (f)          -
                                     -----------   ------------  -----------  ------------    -----------     -----------
Net income (loss) .................      (1,331)       129            63           502         4,358              3,721
                                     ===========   ============  ===========  ============    ===========     ===========

-------------------

            (a) Reflects the elimination of the operations of stations WRSF-FM, sold in March 1996, WRXR-FM and WKBG-FM, sold in July 1996, and the pending sale of KOLL-FM.

            (b) Reflects cost savings of $432,000 and $864,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, anticipated with the MMR Hartford Acquisition, consisting principally of the elimination of certain duplicative technical sales and general and administrative functions due to operating a cluster of stations in MMR's markets and the elimination of programming personnel due to automation and simulcasting.

            (c) Reflects $669,000 and $1,477,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, in amortization of intangible assets recorded in connection with the Merger, MMR Myrtle Beach Acquisition and change in amortization periods.

            (d) Amortization of $20,000 and $41,000 for acquisition costs associated with the Merger for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (e) To record incremental corporate overhead charges of $626,000 and $1,253,000 associated with the Merger for the three months ended June 30, 1996 and year ended December 31, 1995, respectively and to eliminate MMR's existing corporate overhead of $1,275,000 and $1,666,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (f) Elimination of a nonrecurring loss (income) of $4,067,000 and ($25,000) for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, interest expense of and $2,812,000 and $5,468,000 the six months ended June 30, 1996 and year ended December 31, 1995, respectively, and income tax expense (benefit) of $7,000 and ($11,000) for the six months ended June 30, 1996 and year ended December 31, 1995, respectively.

            (g) Reflects non-cash compensation charge for the issuance of shares of the Series A and Series B Convertible Preferred Shares Stock of MMR. These shares were issued in July 1996.

                               BUSINESS OF SFX

         SFX, founded in 1992, currently owns and operates or provides programming to or sells advertising on behalf of 55 radio stations in 19 markets. Upon consummation of the Pending Acquisitions (including the Merger) and the Pending Disposition, SFX will own and operate or provide programming to or sell advertising on behalf of 67 radio stations (52 FM and 15 AM stations) and will be one of the largest companies in terms of number of stations in the United States exclusively devoted to radio broadcasting. SFX is, and after the Pending Acquisitions (including the Merger) and the Pending Disposition, will continue to be, diverse in terms of format and geographic markets, will operate in 20 markets and will own and operate or provide programming to or sell advertising on behalf of two or more stations in 18 of these markets.

         The following is only a brief summary of the description of the business of SFX. For a more complete description of the business of SFX, including financial statements of SFX, see the SFX Reports.

         The following chart sets forth certain information with respect to SFX's stations after giving effect to the Pending Acquisitions (other than the Merger) and the Pending Disposition:



                                                                                              NUMBER OF
                                                                                              STATIONS
                                                    NUMBER OF                  NUMBER OF      FOLLOWING
                                                    STATIONS                   STATIONS      ACQUISITIONS                  1995
                                        NUMBER OF  CURRENTLY  NUMBER OF       TO BE UNDER    (OTHER THAN      COMBINED    COMBINED
                                        STATIONS     UNDER    STATIONS TO    LMA OR JSA      THE MERGER)       MARKET      MARKET
                               MARKET  CURRENTLY     LMA OR     BE              AFTER           AND           AUDIENCE    REVENUE
  MARKET                        RANK    OWNED(1)     JSA(2)   ACQUIRED(2)    ACQUISITIONS(2)  DISPOSITION       SHARE      SHARE
----------------------------- -------- ----------  ---------  ----------   -----------------  -----------     ---------   --------
NORTHEAST REGION                                                                                 AM    FM
   Providence, RI............    31       3          --         --                --              1     2         14.9%      28.3%
   Hartford, CT..............    41       3          --         --                --              1     2         10.3%      16.3%
   Albany, NY................    57       4           1          1                --              2     3         23.3%      32.4%
MID-SOUTH ATLANTIC REGION
   Charlotte, NC.............    37       1          --          3                --             --     4         21.6%      30.0%
   Greensboro, NC............    42       3           1          1                --              2     2         11.8%      13.7%
   Nashville, TN.............    44       2          --         --                --             --     2         24.1%      27.3%
   Greenville-Spartanburg, SC    59       4          --         --                --              1     3         29.3%      43.4%
MID-ATLANTIC REGION
   Raleigh-Durham, NC........    50       4          --         --                --             --     4         24.6%      35.8%
   Richmond, VA..............    56       1          --          4                --             --     5         30.0%      38.3%
   Washington, DC/
        Baltimore, MD........    8        1          --         --                --             --     1          2.9%       3.6%
SOUTHERN REGION
   Jacksonville, FL..........    53       4          --          2                --              2     4         30.7%      44.8%
   Jackson, MS...............   118       6          --         --                --              2     4         32.3%      56.0%
SOUTHWEST REGION
   Houston, TX...............     9       1          --          1                --             --     2          9.5%      13.4%
   San Diego, CA.............    15       2          --         --                --             --     2          6.4%      10.1%
   Tucson, AZ................    62       4          --         --                --              2     2         22.1%      26.2%
   Wichita, KS...............    91       3          --         --                --              1     2         17.4%      21.0%
                                        ----       ----        ----              ----           ----   ----
       Total.................             46         2          12                --             14    44


--------------------
(1) Does not include seven radio stations, all of which are currently owned by SFX, which are to be transferred by SFX in the Dallas Disposition, the Houston Exchange, the Chancellor Exchange and the Charlotte Exchange. Also does not include the exchange of one SFX-owned station for two new stations in the CBS Exchange (as defined herein).
(2) Includes radio stations to which SFX currently provides programming and on which SFX currently sells advertising pursuant to an LMA or on which SFX currently sells advertising pursuant to a JSA.

THE SFX STATIONS

         The following table summarizes certain information with respect to the radio stations SFX will own and operate or provide programming to or sell advertising on behalf of, after giving effect to the Pending Acquisitions (other than the Merger) and the Pending Disposition.


                                                                                                                         TOTAL
                                                                                   STATION RANK           1995 STATION   NUMBER
                                 MARKET                             TARGET         AMONG TARGET   AUDIENCE   REVENUE   OF STATIONS
          STATION(1)              RANK    STATION FORMAT(2)      DEMOGRAPHICS(2)   DEMOGRAPHICS    SHARE      RANK      IN MARKET
----------------------------------------------------------------------------------------------------------------------------------
NORTHEAST REGION
Providence, RI                     31
          WSNE-FM .............           Adult Contemporary ("AC) Adults 25-54          5           4.4%      5           30
          WHJY-FM .............           Album Oriented Rock      Adults 18-34          1           6.5%      1           30
          WHJJ-AM .............           News/Talk                Adults 35-64          10          4.0%      9           30

Hartford, CT                       41
          WHCN-FM .............           Album Oriented Rock      Men 25-54             5           3.7%      7           21
          WMRQ-FM .............           Modern Rock              Adults 18-34          1           5.7%      8           21
          WPOP-AM .............           News/Talk                Adults 35-64          11          0.9%     11           21

Albany, NY                         57
          WGNA-FM .............           Country                  Adults 25-54          1          12.7%      1           42
          WGNA-AM .............           Country                  Adults 25-54         18*          0.3%     24           42
          WPYX-FM .............           Album Oriented Rock      Adults 18-34          2           7.5%      2           42
          WTRY-AM .............           Oldies                   Adults 35-64          9*          1.6%     16           42
          WYSR-FM (3)..........           70s Oldies               Adults 25-54         12*          1.2%     11           42

MID-SOUTH ATLANTIC REGION

Charlotte, NC (4)                  37
          WLYT-FM (5)..........           AC                       Adults 25-54          6           5.5%      8           42
          WSSS-FM (6)..........           70s Oldies               Adults 18-49          9           3.2%      9           42
          WRFX-FM (6)..........           Album Oriented Rock      Adults 18-49          2           7.2%      2           42
          WNKS-FM (6)..........           Contemporary Hit Radio   Adults 25-54          5*          5.7%     10           42

Greensboro, NC                     42
          WMAG-FM .............           AC                       Adults 25-54          3           6.1%      4           34
          WTCK-AM (7)..........           Sports                   Adults 25-54          NR          NR       20           34
          WMFR-AM .............           News/Talk                Adults 25-54          16          1.3%     11           34
          WHSL-FM (8)..........           Country                  Adults 25-54          6           4.4%     13           34

Nashville, TN                      44
          WSIX-FM..............           Country                  Adults 25-54          1          12.3%      1           45
          WRVW-FM (9)..........           AC                       Adults 18-34          2           7.7%      9           45

Greenville-Spartanburg, SC         59
          WSSL-FM..............           Country                  Adults 25-54          1          12.3%      1           39
          WMYI-FM..............           AC                       Adults 25-54          4           7.5%      2           39
          WGVL-AM..............           Talk                     Adults 25-54         18*          0.6%     NR           39
          WROQ-FM..............           Classic Rock             Adults 25-54          3           8.9%      3           39

MID-ATLANTIC REGION

Raleigh-Durham, NC                 50
          WRSN-FM (10) ........           Classic Rock             Adults 25-54          7*          3.8%      9           33
          WDCG-FM..............           Contemporary Hit Radio   Adults 18-34          1           8.8%      4           33
          WRDU-FM..............           Album Oriented Rock      Adults 25-54          7*          4.3%      2           33
          WTRG-FM..............           Oldies                   Adults 35-64          1           7.7%      7           33

Richmond, VA                       56
          WMXB-FM .............           AC                       Adults 25-34          4           5.9%      2           26
          WVGO-FM (11).........           Modern Rock              Adults 18-49          8           3.1%      8           26
          WLEE-FM (11).........           70s Oldies               Adults 25-54          10          2.9%     10           26
          WKHK-FM (11).........           Country                  Adults 18-54          1          13.9%      1           26
          WBZU-FM (11).........           Modern Rock              Adults 18-34          5*          4.2%     11           26

Washington, DC/
          Baltimore, MD             8
          WHFS-FM (12).........           Alternative Rock         Adults 18-34          6           2.9%     14           44


                                                                                                                         TOTAL
                                                                                   STATION RANK           1995 STATION   NUMBER
                                 MARKET                             TARGET         AMONG TARGET   AUDIENCE   REVENUE   OF STATIONS
          STATION(1)              RANK    STATION FORMAT(2)      DEMOGRAPHICS(2)   DEMOGRAPHICS    SHARE      RANK      IN MARKET
----------------------------------------------------------------------------------------------------------------------------------
SOUTHERN REGION

Jacksonville, FL                   53
          WKQL-FM..............           Oldies/Adult           Adults 25-54             6         4.5%        6           33
          WIVY-FM .............           AC                     Adults 25-54             3*        5.0%        7           33
          WOKV-AM .............           News/Talk              Adults 18-49            12         4.2%        8           33
          WPDQ-AM .............           Nostalgia              Adults 50 & over         5         1.8%       15           33
          WFYV-FM(13)..........           Classic Rock           Adults 18-49             1         8.0%        2           33
          WAPE-FM(13)..........           Top 40                 Adults 18-49             3         7.2%        4           33

Jackson, MS                        118
          WMSI-FM..............           Country                Adults 25-54             1         11.1%       1           29
          WKTF-FM..............           Country                Adults 25-54            11         2.6%        7           29
          WJDS-AM..............           AC                     Adults 25-54            13         1.1%       17           29
          WSTZ-FM..............           Album Oriented Rock    Adults 25-54             3         8.4%        4           29
          WJDX-FM..............           AC                     Adults 25-54             5         7.8%        3           29
          WZRX-AM .............           Gospel                 Adults 25-54            14*        1.3%       12           29

SOUTHWEST REGION (14)

Houston, TX(15)                     9
          KODA-FM..............           AC                     Adults 25-54             2         6.2%        1           50
          KKRW-FM (16).........           70s Oldies             Adults 18-34            11         3.3%       12           50

San Diego, CA                      15
          KYXY-FM..............           AC                     Adults 25-54             2         6.4%        5           36
          KPLN-FM (17).........           Classic Rock           Adults 25-54             NR        NR         12           36

Tucson, AZ                         62
          KRQQ-FM .............           Contemporary Hit Radio Adults 18-34             1         7.4%        5           28
          KWFM-FM .............           Oldies                 Adults 25-54             5         5.5%        6           28
          KCEE-AM  ............           Nostalgia              Adults 61 & over         2         3.4%       11           28
          KNST-AM .............           News/Talk              Adults 25-54             8         5.8%        4           28

Wichita, KS                        91
          KRZZ-FM  ............           Classic Rock           Adults 18-34             2*        6.4%        6           23
          KKRD-FM .............           Contemporary Hit Radio Adults 18-34             3         6.6%        4           23
          KNSS-AM .............           News/Talk              Adults 25-54             9         4.4%        8           23

------------------


*        Indicates ranking is tied with another station.

(1) Some stations are licensed to a different community located within the market they serve.

(2) Due to variations that may exist within the same station programming format, the demographic target may be different even though the station program format is the same.

(3) WYSR-FM changed its call letters from WTRY-FM. SFX sells advertising on WYSR-FM pursuant to a JSA and has exercised its option to acquire the station. The closing of the acquisition is subject to the satisfaction of certain conditions, including the receipt of FCC approval.

(4) Does not include WTDR-FM, operating in the Charlotte, North Carolina market, which is to be disposed of in the Charlotte Exchange.

(5)      WLYT-FM changed its call letters from WEZC-FM.

(6) SFX has agreed to acquire WSSS-FM, WRFX-FM, and WNKS-FM, operating in the Charlotte, North Carolina market from EZ Communications in exchange for WTDR-FM, operating in the Charlotte, North Carolina market and $64.8 million. Prior to this acquisition, SFX will enter into an LMA with respect to WRFX-FM and WNKS-FM. EZ Communications intends to acquire WRFX-FM and WNKS-FM from Evergreen Media Corp.

(7)      WTCK-AM changed its call letters from WWWB-AM.

(8) SFX has exercised its option to acquire WHSL-FM. The closing of this acquisition is subject to the satisfaction of certain conditions, including the receipt of FCC approval. SFX has been selling advertising on WHSL-FM pursuant to an LMA since January 1996.

(9)      WRVW-FM changed its call letters from WYHY-FM.

(10)     WRSN-FM changed its call letters from WZZU-FM.








(11) In August 1996, SFX entered into agreements to acquire ABS Communications L.L.C. which owns or has agreed to acquire each of the four indicated stations.

(12) Pursuant to the CBS Exchange, SFX has entered into an agreement to exchange WHFS-FM for two stations operating in the Dallas, Texas market, KTXQ-FM and KRRW-FM. However, there can be no assurance that the exchange will be consummated, because a condition to SFX's obligation to consummate the CBS Exchange is that SFX shall have been satisfied that its due diligence review of the stations, assets and liabilities to be acquired and assumed by SFX shall not have revealed any fact or circumstance which shall have caused SFX to believe in good faith that proceeding with the CBS Exchange would adversely affect SFX; provided, however, that this condition is irrevocably deemed satisfied if SFX does not describe any such facts and circumstances in reasonable detail in writing to CBS Inc. on or prior to October 10, 1996. The failure of the above condition to be satisfied would allow SFX to terminate the agreement. See "Business of SFX--Pending Acquisitions and Dispositions."

(13) Pursuant to the Chancellor Exchange, SFX has agreed to acquire WFYV-FM and WAPE-FM in exchange for four radio stations currently owned by SFX (but not listed in the table) that serve the Long Island, New York market. Chancellor currently provides programming to and sells advertising on the four Long Island stations pursuant to an LMA with SFX. SFX has been providing programming to and selling advertising on WFYW-FM and WAPE-FM since August 1, 1996.

(14) Does not include KTCK-AM, operating in the Dallas, Texas market, which SFX has agreed to sell to a third party. Also does not include KRLD-AM, which also operates in the Dallas, Texas market and the Texas State Networks, which SFX has agreed to exchange for KKRW-FM, operating in the Houston, Texas market. Also does not include KTXQ-FM and KRRW-FM, operating in the Dallas, Texas market, which SFX may acquire in exchange for WHFS-FM, operating in the Baltimore, Maryland and Washington, D.C. markets, pursuant to the CBS Exchange. See "Business of SFX--Pending Acquisitions and Dispositions."

(15) Does not include two stations operating in the Houston, Texas market, KQUE-FM and KNUZ-AM, which MMR has agreed to acquire and then transfer to SFX. Based upon an audit conducted by an environmental consultant at one of the sites used in connection with the stations' business, MMR may elect to terminate the purchase agreement. SFX has been advised by MMR that, although MMR has not elected to terminate the purchase agreement, MMR is negotiating an agreement with the seller and the relevant environmental authorities regarding the cleanup of the site. There can be no assurance that MMR will be able to enter into such an agreement. See "Certain Relationships and Related Transactions--Material Contacts between SFX and MMR."

(16) SFX has entered into an agreement pursuant to which SFX has agreed to acquire KKRW-FM, operating in the Houston, Texas market, in a station-for-station exchange for KRLD-FM, operating in the Dallas, Texas market, and the Texas State Networks.

(17)     KPLN-FM changed its call letters from KMKX-FM.


RECENTLY COMPLETED ACQUISITIONS AND DISPOSITIONS

         In the Greenville Acquisition, consummated in June 1996, SFX acquired substantially all of the assets of WROQ-FM, Greenville, South Carolina, for approximately $14.0 million. Also in June 1996, SFX acquired substantially all of the assets of WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM (formerly WWWB-AM), each operating in Greensboro, North Carolina for approximately $36.8 million in the Raleigh-Greensboro Acquisitions. MMR initially entered into the acquisition agreements relating to these stations. SFX financed the purchase of these stations and MMR transferred the purchased assets to SFX simultaneously with the acquisition by MMR.

         Pursuant to the Jackson Acquisitions, in July 1996, SFX acquired substantially all of the assets of WJDX-FM, Jackson, Mississippi, for a purchase price of approximately $3.0 million and, in August 1996, substantially all of the assets used in the operation of radio stations WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi, for a purchase price of approximately $3.5 million. MMR initially entered into the acquisition agreements relating to these stations. SFX financed the purchase of these stations and MMR transferred the purchased assets to SFX simultaneously with the acquisition by MMR.

         Pursuant to the Prism Acquisition, in July 1996, SFX acquired from Prism, a privately-held radio broadcasting company, substantially all of the assets used in the operation of eight FM and five AM radio stations located in four markets: Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas. The purchase price was approximately $82.8 million.

         In July 1996, SFX acquired Liberty Broadcasting for a purchase price of approximately $227.0 million, plus $10.5 million for working capital (the "Liberty Acquisition"). Liberty Broadcasting was a privately-held radio broadcasting company which owned and operated or provided programming to or sold advertising on behalf of 14 FM and six AM radio stations (the "Liberty Stations") located in six markets: Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York; and Richmond, Virginia. In July 1996, SFX sold three of the Liberty Stations operating in the Washington, DC/Baltimore, Maryland market (the "Washington Dispositions"), for $25.0 million, of which approximately $22.0 million was received by SFX at the closing and the remainder of which will be paid to SFX upon the satisfaction of certain conditions.

         In connection with the Prism Acquisition, SFX purchased from Prism substantially all of the assets used in the operation of two FM radio stations and one AM radio station, each operating in Louisville, Kentucky (the "Louisville Acquisition") for approximately $22.5 million and subsequently sold these stations to third parties for an aggregate consideration of approximately $18.5 million (the "Louisville Dispositions"). SFX did not recognize a gain or loss on the Louisville Dispositions.


         The Raleigh-Greensboro Acquisitions, the Jackson Acquisitions, the Prism Acquisition, the Liberty Acquisition, the Greenville Acquisition and the Louisville Acquisition are collectively herein referred to as the "Completed Acquisitions."


PENDING ACQUISITIONS AND DISPOSITIONS


         Pursuant to the Greensboro Acquisition, SFX has entered into an asset purchase agreement to acquire substantially all of the assets of WHSL-FM, Greensboro, North Carolina, for a purchase price of $6.0 million.

         SFX has also (i) entered into an agreement pursuant to which SFX will exchange radio station KRLD-AM, Dallas, Texas, and the Texas State Networks for radio station KKRW-FM, Houston, Texas (the "Houston Exchange"), (ii) entered into an agreement pursuant to which SFX will sell radio station KTCK-AM, Dallas, Texas for approximately $11.5 million, net of certain payments to the original seller (the "Dallas Disposition"), and (iii) entered into an agreement pursuant to which SFX will exchange three FM radio stations and one AM radio station, each operating in the Long Island, New York market, all of which were acquired in the Liberty Acquisition, for two FM radio stations, WAPE-FM and WFYV-FM, both operating in the Jacksonville, Florida market and to be acquired by Chancellor, and a payment to SFX from Chancellor in the amount of $11.0 million, pursuant to the Chancellor Exchange. The Dallas Disposition and the Chancellor Exchange are conditioned on the prior receipt of FCC approval and approval under the HSR Act. SFX has received a request for further information from the Department of Justice's Antitrust Division regarding the disposition of KRLD-FM pursuant to the Houston Exchange, and there can be no assurance that the Department of Justice will allow the Houston Exchange to be consummated. SFX does not expect to recognize a gain or loss on either the Houston Exchange or the Chancellor Exchange. Until the consummation of the Chancellor Exchange, SFX and Chancellor will provide programming and sell advertising pursuant to local marketing agreements on the Jacksonville radio stations and the Long Island radio stations, respectively.

         In the event that the Merger Agreement is terminated pursuant to certain provisions thereof, MMR will have the right, subject to the receipt of prior FCC or HSR Act approval and the receipt of any required consents from Finova and Huff, to acquire the MMR Liberty Stations from SFX for $100.0 million, in which event SFX will be subject to a substantial tax liability. In the event the Merger Agreement is terminated pursuant to certain provisions thereof, SFX will have the right to structure an exchange of certain of MMR's stations for the MMR Liberty Stations, subject to receipt of any necessary prior FCC approval, in a transaction which is intended to qualify as a like-kind exchange under Section 1031 of the Code. See "Certain Relationships and Related Transactions--Material Contacts Between SFX and MMR".

         In August 1996, SFX agreed to acquire substantially all of the assets used in the operation of radio station WYSR-FM, operating in Albany, New York, for a purchase price of approximately $1.0 million (the "Albany Acquisition"). Also in August 1996, SFX agreed to acquire a 96% interest in ABS (the "Richmond Acquisition"). Simultaneously with the consummation of this acquisition, ABS will acquire WKHK-FM and WBZU-FM, both operating in Richmond, Virginia.
Upon such consummation, SFX will also assume ABS's agreement to acquire WVGO-FM and WLEE-FM, both of which also operate in Richmond, Virginia, and will enter into LMAs with respect to WVGO-FM and WLEE-FM pending the consummation of the acquisition of these stations. The aggregate purchase price for the four stations is $38.8 million, inclusive of certain transaction costs. The Richmond Acquisition is conditioned on the prior receipt of FCC approval and approval under the HSR Act.

         In September 1996, SFX agreed to acquire three Charlotte, North Carolina stations (WSSS-FM, WRFX-FM and WNKS-FM) from EZ Communications in exchange for WTDR-FM, Charlotte, North Carolina, and $64.8 million, pursuant to the Charlotte Exchange. EZ Communications is in the process of acquiring WRFX-FM and WNKS-FM from Evergreen Media Corp. The Charlotte Exchange is conditioned on the prior receipt of FCC approval and approval under the HSR Act. SFX has received a civil investigative demand from the Department of Justice's Antitrust Division relating to its investigation of a proposed acquisition of EZ Communications by a third party, and there can be no assurance as to the impact of this investigation or the proposed acquisition on the Charlotte Exchange. Edward F. Dugan, who has been nominated to the SFX Board, will receive a payment from each of SFX and EZ Communications upon the consummation of the Charlotte Exchange. See "Certain Relationships and Related Transactions--Relationship between SFX and Edward F. Dugan."

         The Merger, the Greensboro Acquisition, the Richmond Acquisition, the Albany Acquisition, the Charlotte Exchange, the Houston Exchange and the Chancellor Exchange are referred to herein collectively as the "Pending Acquisitions." The Pending Acquisitions and the Completed Acquisitions are referred to herein collectively as the "Acquisitions." The Dallas Disposition is referred to herein as the "Pending Disposition." The Pending Disposition, the Washington Dispositions and the Louisville Dispositions are referred to herein collectively as the "Dispositions."

         The timing and completion of the Pending Acquisitions and the Dispositions are subject to a number of conditions, certain of which are beyond SFX's control, and there can be no assurance that such transactions will be completed during such periods, approved by the FCC or completed on the terms described herein, or at all. See "Risk Factors--Risks Related to the Merger and the Pending Acquisitions and Dispositions."

         On September 25, 1996, SFX entered into an agreement with CBS Inc., pursuant to which SFX agreed to exchange WHFS-FM, serving the Baltimore, Maryland and Washington, D.C. markets, for KTXQ-FM and KRRW-FM, serving the Dallas, Texas market (the "CBS Exchange"). This agreement provides that SFX may conduct due diligence activities in relation to the contemplated exchange of stations commencing on September 30, 1996. The agreement further provides that a condition to SFX's obligation to consummate the CBS Exchange is that SFX shall have been satisfied that its due diligence review of the stations, assets and liabilities to be acquired and assumed by SFX shall not have revealed any fact or circumstance which shall have caused SFX to believe in good faith that proceeding with the CBS Exchange would adversely affect SFX; provided, however, that this condition is irrevocably deemed satisfied if SFX does not describe any such facts and circumstances in reasonable detail in writing to CBS Inc. on or prior to October 10, 1996. The failure of the above condition to be satisfied would allow SFX to terminate the agreement. The CBS Exchange is conditioned on the prior receipt of FCC approval and approval under the HSR Act. There can be no assurance that the CBS Exchange will be consummated.


OTHER RECENT TRANSACTIONS


         AGREEMENT WITH SCMC. On April 15, 1996, SFX and SCMC entered into the SCMC Termination Agreement pursuant to which SCMC assigned to SFX its rights to receive fees for consulting and marketing services payable by each of MMR and Triathlon, except for fees relating to certain transactions pending at the date of such agreement, and SFX and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for SFX. In consideration therefor, SFX agreed to issue to SCMC warrants to purchase up to 600,000 SFX Class A Shares at an exercise price, subject to adjustment, of $33.75 per share (the market price at the time the financial consulting arrangement was terminated) of which warrants to purchase up to 300,000 shares are immediately exercisable and the exercise of the remaining warrants are subject to the approval of Proposal 4, and SFX will forgive, upon the consummation of the Merger, a $2.0 million loan made to SCMC plus accrued and unpaid interest thereon. In connection with such agreement, SFX recognized a non-recurring, non-cash charge to earnings of approximately $5.6 million during the three-month period ended June 30, 1996, which is one-half of the value of the warrants (fair value of approximately $9.0 million) and loan forgiveness. Subsequent to the termination of its current relationship with SCMC, SFX intends to perform internally the functions performed by SCMC.

         REPAYMENT OF OLD CREDIT AGREEMENT. On May 31, 1996, SFX repaid all amounts outstanding under its Old Credit Agreement.

         PREFERRED STOCK OFFERING, NOTE OFFERING, AND NEW CREDIT AGREEMENT. In May 1996, SFX completed the Note Offering and the Preferred Stock Offering. Pursuant to its contractual obligations with the original purchasers of the securities offered in the Note Offering and the Preferred Stock Offering, SFX filed registration statements with the Commission relating to an exchange offer for the notes that were the subject of the Note Offering and a "shelf" offering of the Series D Preferred Shares by the holders thereof. Such registration statements were declared effective in July 1996 and the exchange offer was subsequently completed with full participation by the holders of the notes. In addition, SFX has received a commitment from its lender for a senior credit facility of $225.0 million and expects to enter into a definitive credit agreement (the "New Credit Agreement") with respect to such facility. There can be no assurance, however, that SFX will be able to enter into the New Credit Agreement on a timely basis or at all.

         TENDER OFFER. Concurrently with the closings of the Preferred Stock Offering and the Note Offering, SFX completed the Tender Offer and a related consent solicitation with respect to the Old Notes. SFX purchased approximately $79.4 million in principal amount of the $80.0 million in principal amount of the Old Notes outstanding in the Tender Offer. SFX also entered into a supplemental indenture amending the terms of the indenture pursuant to which the Old Notes were issued.

         AGREEMENTS WITH MESSRS. ARMSTRONG, BENSON AND HICKS. In April 1996, SFX entered into an agreement (the "Armstrong Agreement") with D. Geoffrey Armstrong, Chief Financial Officer of SFX, pursuant to which Mr. Armstrong agreed to become the Chief Operating Officer of SFX concurrently with the completion of the Merger and defer certain payments due to him under his employment agreement. SFX also agreed in the Armstrong Agreement to repurchase certain securities owned by Mr. Armstrong. The $4.6 million paid by SFX pursuant to the Armstrong Agreement was expensed as a non-recurring charge during the quarter ended June 30, 1996. In June 1996, Mr. Armstrong orally agreed to begin serving as the Chief Operating Officer of SFX in June 1996 and to resign as Chief Financial Officer of SFX upon the consummation of the Merger. Concurrently with such oral agreement, SFX entered into an employment agreement with Thomas Benson pursuant to which he agreed to serve as Vice President of Financial Affairs of SFX and to serve as Chief Financial Officer of SFX upon the consummation of the Merger. In June 1996, SFX entered into an agreement (the "Hicks Agreement") with R. Steven Hicks, the former President, Chief Executive Officer, Chief Operating Officer and a Director of SFX, pursuant to which Mr. Hicks resigned from all positions held by him in SFX, sold to SFX all of the securities of SFX then owned by him or which he had the right to obtain and agreed to refrain from owning for a period of one year any direct or indirect interest in radio stations in certain markets in the United States in which SFX currently owns or operates, or subsequent to the Merger, will own or operate, radio stations in return for payments aggregating $18.6 million. Prior to the execution of the Hicks Agreement it had been publicly announced that Mr. Hicks would head a new investment group that intended to acquire radio properties, which properties may be located in certain of SFX's target markets. SFX recorded a non-recurring charge for the three-months ended June 30, 1996 of $19.4 million in connection with the Armstrong Agreement and the Hicks Agreement. See "Remuneration of Management of SFX--Employment Agreements" and "Certain Relationships and Related Transactions--Agreements with Armstrong and Hicks."

         AGREEMENT WITH MR. FERREL. In July 1996, SFX granted Mr. Ferrel ten-year options to purchase up to 50,000 SFX Class A Shares at an exercise price of $33.75 per share. These options are immediately exercisable and were granted to Mr. Ferrel in consideration for his serving as a consultant to SFX and in connection with his contemplated employment by SFX as its Chief Executive Officer. SFX will record a charge to earnings in the quarter ended September 30, 1996 in connection with the granting of these options of approximately $350,000. In addition, SFX and Mr. Ferrel are negotiating the terms of his employment agreement with SFX, the terms of which may provide him with substantial benefits even if the Merger does not occur. See "Remuneration of Management of SFX--Employment Agreements" and "Certain Relationships and Related Transactions--Issuance of Options to Ferrel."

                       REMUNERATION OF MANAGEMENT OF SFX

         The following table sets forth certain information regarding all compensation awarded to, earned by or paid to the Chief Executive Officer of SFX and to the next most highly compensated executive officers who received salary and bonus of at least $100,000 for 1995 for services rendered in all capacities to SFX, its subsidiaries and its predecessor, Capstar, for the last three fiscal years. The Chief Executive Officer and such executive officers are collectively referred to as the "SFX Named Executive Officers."

                           SUMMARY COMPENSATION TABLE
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                                                LONG TERM COMPENSATION
                                                                              ----------------------------------------------
                                            ANNUAL COMPENSATION                        AWARDS                 PAYOUTS
                                     --------------------------------------   ----------------------   ---------------------
                                                                 OTHER
                                                                 ANNUAL       RESTRICTED
                                                               COMPENSATION     STOCK      OPTIONS/     LTIP        ALL OTHER
        NAME AND                      SALARY          BONUS         ON          AWARD(S)      SARS      PAYOUTS    COMPENSATION
 PRINCIPAL POSITION (1)     YEAR       ($)             ($)            ($)           ($)        (#)         ($)        ($) (2)
-----------------------     ----      ------         ------    ------------   -----------  --------     -------    -----------
Robert F.X. Sillerman,      1995      300,000             0        0             0           60,000        0           0
Chief Executive Officer     1994      250,000             0        0             0           30,000        0           0
                            1993      250,000             0        0             0          130,000        0           0
R. Steven Hicks (1)(3),     1995      300,000       200,000        0             0           50,000        0     250,000(4)(10)
Former President and        1994      250,000             0        0             0           30,000        0           0
Chief  Executive Officer    1993      189,377(5)          0        0             0          130,000        0           0
D. Geoffrey Armstrong,      1995      200,000             0        0             0           50,000        0     150,000(6)(10)
Chief Operating Officer,    1994      150,000             0        0             0           20,000        0           0
Chief Financial Officer     1993      105,000(7)    303,000 (8)    0             0           65,000        0           0
and Treasurer
Richard A. Liese,           1995    52,083(9)             0        0             0            2,000        0           0
Vice President and          1994            0             0        0             0                0        0           0
Assistant General           1993            0             0        0             0                0        0           0
Counsel

---------------------------------

(1) SFX began operations during 1993. Amounts for fiscal year 1993 for Messrs. Hicks and Armstrong represent reportable compensation from SFX and Capstar. Mr. Tytel does not receive any compensation from SFX for serving as Executive Vice President and Secretary but does receive fees for each SFX Board meeting he attends.

(2) For each of the last three fiscal years the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the salary and bonus for each of the SFX Named Executive Officers.

(3) Mr. Hicks resigned from all positions with SFX in June 1996. See "Certain Relationships and Related Transactions --Agreements with Armstrong and Hicks."

(4)      Amount paid to Mr. Hicks pursuant to his employment agreement.

(5)      Of this amount, $126,877 was paid to Mr. Hicks by Capstar.

(6) Amount paid to Mr. Armstrong pursuant to his employment agreement, of which $37,500 was earned on December 31, 1995 while the remaining $112,500 will be deemed earned in equal parts on April 1, of 1996, 1997 and 1998, respectively. See "--Employment Agreements."

(7)      Of this amount, $67,500 was paid to Mr. Armstrong by Capstar.

(8) A bonus of $250,000 was paid to Mr. Armstrong by Capstar prior to the consummation of SFX's initial public offering in October 1993.

(9) Mr. Liese became a Vice President and Assistant General Counsel of SFX effective August 1, 1995 and receives an annual salary of $125,000.

(10) Each of Mr. Hicks and Mr. Armstrong would have received options to purchase a minimum of 100,000 SFX Class A Shares during the term of their respective employment agreements. Pursuant to the Hicks Agreement and to the Armstrong Agreement, SFX agreed to repurchase these rights.

EMPLOYMENT AGREEMENTS


         SFX has employment agreements with each of Messrs. Sillerman, Armstrong and Benson, and intends to enter into an employment agreement with Mr. Ferrel to be effective upon consummation of the Merger.

         Mr. Sillerman's employment agreement has a five-year term commencing on April 1, 1995. The employment agreement provides that he serve as Executive Chairman of the Board; however, in June 1996, Mr. Sillerman assumed the position of Chief Executive Officer of SFX. The employment agreement requires Mr. Sillerman to devote substantially all of his business time to the business and affairs of SFX but permits him to continue to fulfill his obligations as a director and officer of other entities, including entities with investments in broadcasting. Mr. Sillerman currently receives a base annual salary of $300,000 per year, increased annually by 5%. In addition, Mr. Sillerman's employment agreement provides for (i) an annual cash bonus based upon a formula to be determined by the SFX Board upon the recommendation of the Compensation Committee and (ii) annual option grants to acquire at least 50,000 SFX Class A Shares (the exact number of options to be determined by the SFX Board upon recommendation of the Compensation Committee) at an exercise price equal to the fair market price of such stock on the date of grant, such options to be exercisable during a ten-year period and to vest on a schedule to be determined by the SFX Board.

         Mr. Armstrong entered into a five-year employment agreement with SFX commencing on April 1, 1995, and currently serves as Chief Operating Officer, Chief Financial Officer, Executive Vice President and Treasurer of SFX. Mr. Armstrong receives a base salary of $200,000 per year increased annually by 5%, certain stock options and aggregate deferred compensation of $150,000, the components of which were determined by the SFX Board, after and pursuant to the affirmative recommendation of its Compensation Committee. SFX and Mr. Armstrong entered into an addendum to Mr. Armstrong's employment agreement pursuant to which he received deferred compensation in the amount of $150,000, 25% of which is deemed earned on each of December 31, 1995, April 1, 1996, April 1, 1997 and April 1, 1998, respectively.

         SFX and Mr. Armstrong entered into the Armstrong Agreement, pursuant to which Mr. Armstrong agreed to serve as the Chief Operating Officer of SFX and, until the completion of the Merger, interim Chief Financial Officer. In June 1996, Mr. Armstrong orally agreed to serve as Chief Financial Officer of SFX until the consummation of the Merger, at which time Thomas Benson will become the Chief Financial Officer of SFX. Pursuant to the Armstrong Agreement, the terms of his employment agreement remain in full force and effect except that SFX agreed to pay to Mr. Armstrong a one-time payment of $4,575,000 in consideration of his agreement to defer payment pursuant to certain provisions of his employment agreement and SFX's repurchase of Mr. Armstrong's right to receive certain options pursuant to his employment agreement. Such payment was expensed as a non-recurring charge during the quarter ended June 30, 1996. Pursuant to the Armstrong Agreement, Mr. Armstrong's employment may be terminated by either party during the one month period commencing on the first anniversary of the consummation of the Merger upon 30 days' written notice. If his employment agreement is terminated, Mr. Armstrong will receive a payment of $1.2 million pursuant to the provisions of his employment agreement which are currently deferred and SFX will purchase all of his outstanding options under the Stock Option Plans (as defined herein) for an amount equal to the difference between (x) the number of such options multiplied by the respective exercise price of such options and (y) the number of such options multiplied by the greater of $40.00 and the average trading price of an SFX Class A Share during the 20 days prior to five days before the effective date of the termination of the employment agreement. In the event that SFX is required to purchase Mr. Armstrong's options, based upon a repurchase price of $40.00 per share, SFX will make a payment to Mr. Armstrong of approximately $3.25 million.

         Under each of their employment agreements, in the event that either of Messrs. Sillerman or Armstrong is (i) terminated "for cause" (as defined in the agreements) each is to receive his base salary through the date of such termination and his respective bonus and deferred compensation, if applicable, for the year in which he was terminated pro rated over the time in which he was employed by SFX during such year or (ii) terminated without cause or "constructively terminated without cause" (as defined in the agreements) each is to receive (1) the base salary accrued but not paid through termination, (2) the base salary for a period of 36 months or until the end of the contractual term (March 31, 2000), whichever is longer, provided that he shall be entitled, at his option, to receive a lump sum payment of such amount reduced by the present value of such payments using a discount rate of 75% of the prime rate as published by The Wall Street Journal and (3) a bonus over the balance of the term of employment (March 31, 2000), based on the bonus received for the year prior to termination, and deferred compensation, if applicable, provided that he shall be entitled, at his option, to receive a lump sum payment of such amount reduced by the present value of such payments using a discount rate of 75% of the prime rate as published by The Wall Street Journal. In addition, Mr.

Sillerman is entitled to options to purchase SFX Class A Shares in an amount equal to 50,000 shares multiplied by the number of years remaining on the term of the agreement at an exercise price per share equal to the exercise price of the last stock option granted prior to termination.

         In the event that Mr. Sillerman is terminated without cause or there is a "constructive termination without cause" following a "change of control" (as defined in the employment agreements), he is to receive the amounts referred to above for termination without cause or "constructive termination without cause" in a lump sum without any discount. In addition, in the event that these payments constitute a "parachute payment," he is to receive an amount equal to 50% of any excise tax imposed by Section 4999 of the Code. He shall, however, forfeit any rights as a result of a termination without cause or a constructive termination following a change of control if he accepts an offer to remain with the surviving company in an executive position (other than as a non-employee director). In addition, upon termination for any reason, any options held by Mr. Sillerman shall become immediately exercisable and may be exercised during the balance of the ten-year term of each such outstanding option. In addition, Mr. Sillerman shall receive ten-year options to purchase 250,000 SFX Class A Shares, which shall be exercisable at the lowest per share exercise price of any other options Mr. Sillerman shall own as of the date of the "change of control."

         Prior to entering into the Armstrong Agreement, the employment agreement of Mr. Armstrong contained provisions similar to those described in the preceding paragraph for Mr. Sillerman.

         In June 1996, SFX entered into a three-year employment agreement with Thomas Benson pursuant to which he agreed to serve as Vice President of Financial Affairs of SFX and, upon the resignation of Mr. Armstrong as the Chief Financial Officer of SFX (which is expected to occur upon the consummation of the Merger), to serve as the Chief Financial Officer of SFX. Mr. Benson's employment agreement requires him to devote substantially all of his business time to the business and affairs of SFX. Mr. Benson receives a base salary of $150,000 per year, which increases annually by 5%. In addition, Mr. Benson is entitled to receive an annual incentive bonus of at least $25,000 and, during each year of the term of his employment agreement, options or stock appreciation rights to purchase a minimum of 3,000 SFX Class A Shares at an exercise price equal to the lowest exercise price of any options granted to any other employee of SFX during each year of the term of his employment agreement. On June 24, 1996, Mr. Benson was issued an option to purchase 3,000 shares of Class A Common Stock at an exercise price of $38.00 per share. Mr. Benson received a $25,000 bonus upon the execution of his employment agreement.

         Mr. Benson's employment agreement provides that, upon a "change of control" of SFX, Mr. Benson has the right to terminate his employment agreement and, in such an event, SFX must pay Mr. Benson a lump sum payment equal to the total consideration he is entitled to receive during the remainder of the term of the employment agreement. In addition, in such an event, all of Mr. Benson's outstanding stock options shall immediately vest.

         In July 1996, SFX granted Mr. Ferrel ten-year options to purchase up to 50,000 SFX Class A Shares at an exercise price of $33.75 per share. These options are immediately exercisable and were granted to Mr. Ferrel in consideration for agreeing to serve as a consultant to SFX and in connection with the contemplated employment agreement with SFX. SFX will record a charge to earnings in the quarter ended September 30, 1996 in connection with these options of approximately $350,000.

         SFX anticipates that it will enter into an employment agreement with Mr. Ferrel pursuant to which he will agree to serve as the Chief Executive Officer and a Director of SFX commencing on the consummation of the Merger. Mr. Ferrel currently owns 40,000 MMR Class A Shares, 40,000 MMR Series B Preferred Shares and 66,666 MMR Original Preferred Shares which are held in escrow. SFX and Mr. Ferrel are negotiating a provision of his employment agreement pursuant to which such escrowed shares, which will be converted into SFX Shares in the Merger, would be released from escrow commencing with his employment by SFX. Mr. Ferrel and SFX are also negotiating a provision of his employment agreement that would require SFX to pay Mr. Ferrel $500,000 to defray the taxes associated with the early release of such shares from escrow or, if the Merger does not occur, $125,000.

         On June 19, 1996, Mr. Hicks, the former President, Chief Executive Officer, Chief Operating Officer and a Director of SFX, resigned from all of his positions with SFX. Mr. Hicks resigned pursuant to an agreement entered into on such date (the "Amended Hicks Agreement") which superseded a previous agreement entered into between Mr. Hicks and SFX. The Amended Hicks Agreement provided for the repurchase by SFX of all of Mr. Hicks' SFX Shares and Mr. Hicks' agreement not to compete for a period of approximately one year with SFX or MMR in any market in which SFX or MMR owns and operates, provides programming to or sells advertising on behalf of any radio stations and up to eight additional markets in which SFX or MMR has entered into agreements to purchase radio stations on or before the Merger. Pursuant to the Amended Hicks Agreement, SFX paid Mr. Hicks an aggregate amount of $18.7 million and agreed to forgive on June 19, 1999 a $2.0 million loan to Mr. Hicks plus accrued and unpaid interest of $0.3 million, provided that Mr. Hicks has complied with certain provisions of the Amended Hicks Agreement.


        Prior to entering into the Amended Hicks Agreement, Mr. Hicks was employed by SFX pursuant to a five-year employment agreement which commenced



April 1, 1995 (the "Hicks Agreement"). Pursuant to the Hicks Agreement, Mr. Hicks received a base salary of $300,000 per year increased annually by 5% and a cash bonus based on a formula to be determined by the Board of Directors upon the recommendation of the Compensation Committee (which was not to be less than $200,000). In addition, Mr. Hicks was granted options annually to acquire at least 25,000 SFX Class A Shares (the exact number of options was to be determined by the SFX Board upon recommendation of the Compensation Committee) at an exercise price equal to the fair market price of such stock on the date of such grant, such options were to be exercisable during a ten-year period and to vest on a schedule to be determined by the Board of Directors. In addition, the Hicks Agreement entitled Mr. Hicks to receive aggregate deferred compensation during the term of the employment agreement of $750,000, $250,000 of which was paid to Mr. Hicks in April 1995 and $100,000 of which was to be paid on March 31 of each year thereafter during the term of the Hicks Agreement.


STOCK OPTION PLANS


         The stockholders of SFX have approved and adopted the 1993 Stock Option Plan, the 1994 Stock Option Plan and the 1995 Stock Option Plan (collectively, the "Stock Option Plans"). The purpose of the Stock Option Plans is to provide additional incentive to the officers and employees of SFX and other individuals who are primarily responsible for the management and growth of SFX. Each option granted pursuant to the Stock Option Plans is designated at the time of grant as either an "incentive stock option" or as a "non-qualified stock option." The Stock Option Plans are administered by a Stock Option Committee (the "Committee") appointed by the SFX Board, consisting only of the SFX Independent Directors. The Committee determines who among those eligible will be granted options, the time or times at which options will be granted, the number of shares to be subject to options, the duration of options, any conditions the exercise of options, and the manner in and price at which options may be exercised. The Stock Option Committee currently consists of Messrs. Kramer and O'Grady, the SFX Independent Directors.

         The SFX Board is authorized to amend, suspend or terminate the Stock Option Plans, except that it is not authorized without stockholder approval (except with regard to adjustments resulting from changes in capitalization) to
(i) increase the maximum number of shares that may be issued pursuant to the exercise of options granted under the Stock Option Plans, (ii) withdraw the administration of the Stock Option Plans from the Committee, (iii) change the eligibility requirements for participation in the Stock Option Plans, (iv) extend the maximum term of options granted under the Stock Option Plans or the period during which options may be granted under the Stock Option Plans, (v) decrease the minimum option exercise price for incentive stock options or (vii) otherwise materially increase the benefits accruing to participants under the Stock Option Plans.


OPTION/SAR GRANTS IN THE LAST FISCAL YEAR


         The following table provides information with respect to stock options granted during the fiscal year ended December 31, 1995 to the SFX Named Executive Officers.



                                                                                              POTENTIAL REALIZABLE
                                                                                             VALUE AT ASSUMED ANNUAL
                                                                                              RATES OF STOCK PRICE
                                                                                             APPRECIATION FOR OPTION
                                           INDIVIDUAL GRANTS                                        TERM(2)
                       ------------------------------------------------------------    ---------------------------------

                                          % OF TOTAL
                                         OPTIONS/SARS
                                          GRANTED TO       EXERCISE
                       OPTIONS/SARS      EMPLOYEES IN       OR BASE       EXPIRATION   5%($) ($34.61    10%($) ($55.12
        NAME           GRANTED (#)(1)     FISCAL YEAR    PRICE ($/SH)        DATE       STOCK PRICE)     STOCK PRICE)
--------------------- --------------     -------------  ------------      ---------    -------------    --------------
Robert F.X. Sillerman     60,000            25.53%          $21.25         5-16-05        801,600         2,032,200
R. Steven Hicks(3)        50,000            21.28%          $21.25         5-16-05        668,000         1,693,500
D. Geoffrey               50,000            21.28%          $21.25         5-16-05        668,000         1,693,500
Armstrong
Richard L. Liese           2,000             .85%           $21.25         5-16-05         26,700            67,740

----------------------------

(1) The options were granted under the 1995 Stock Option Plan effective on May 16, 1995 and vest in five equal annual installments beginning on May 16, 1996. The exercise price of the options represented the fair market value of the underlying stock on the date of grant.

(2) As required by rules of the Commission, the dollar amounts under columns (f) and (g) represent the hypothetical gain or "option spread" that would exist for the options based on assumed 5% and 10% annual compounded rate of stock price appreciation over the full option term. These assumed rates would result in a price per SFX Class A Share on May 16, 2005 of $34.61 and $55.12, respectively. If these price appreciation assumptions are applied to all outstanding SFX Class A Shares on the grant date, such SFX Class A Shares would appreciate in the aggregate by approximately $86,281,752 and $192,906,882, respectively, over the ten-year period ending on May 16, 2005. These prescribed rates are not intended to forecast possible future appreciation, if any, of the SFX Class A Shares.

(3) In June 1996, Mr. Hicks resigned from all positions held by him in SFX and SFX repurchased all of Mr. Hicks' outstanding options. See "Certain Relationships and Related Transactions --Agreements with Armstrong and Hicks."

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

         The following table provides information with respect to the stock options exercised during 1995 and to the value as of December 31, 1995 of unexercised "in-the-money" options held by the SFX Named Executive Officers. The value of unexercised in-the-money options at fiscal year end is the difference between the option exercise price and the fair market value of an SFX Class A Share at fiscal year end, December 31, 1995, multiplied by the number of options.



                                                                                                    VALUE OF
                                                                          NUMBER OF               UNEXERCISED
                                 SHARES                                 UNEXERCISED              IN-THE-MONEY
                               ACQUIRED ON             VALUE           OPTIONS/SARS AT         OPTIONS AT FY-END
          NAME                 EXERCISE (#)         REALIZED ($)          FY-END (#)                 ($)(1)4
-------------------------      ------------         ------------       ---------------         -----------------

                                                                         EXERCISABLE/             EXERCISABLE/
                                                                        UNEXERCISABLE            UNEXERCISABLE
Robert F.X. Sillerman               0                    0              43,000/177,000         729,875/2,477,625
R. Steven Hicks(2)                  0                    0              43,000/167,000         729,875/2,388,875
D. Geoffrey Armstrong               0                    0              26,500/108,500         452,562/1,416,437
Richard A. Liese                    0                    0                 0/2,000                  0/17,500

---------------------------

(1) Based on $30.125, the closing price on December 29, 1995 of an underlying SFX Class A Share.

(2) In June 1996, Mr. Hicks resigned from all positions held by him in SFX and SFX repurchased all of Mr. Hicks' outstanding options. See "Certain Relationships and Related Transactions --Agreements with Armstrong and Hicks."


REPORT OF THE SFX BOARD AND ITS COMMITTEE ON EXECUTIVE COMPENSATION


         The Compensation Committee of the SFX Board consists of Mr. Sillerman and the two Independent Directors, Messrs. Kramer and O'Grady. The Compensation Committee reviews and makes recommendations to the SFX Board with respect to SFX's compensation programs and compensation arrangements with respect to certain officers, including Messrs. Sillerman, Armstrong and Benson. Mr. Sillerman does not participate in the Compensation Committee's review of, and recommendations with respect to, the compensation he receives from SFX.

         The principal objectives of SFX's executive compensation policies are to (i) enhance the achievement of preestablished strategic operating goals;
(ii) enhance long-term stockholder value; (iii) align the executive officers' financial interests with the success of SFX and its stockholders by placing a substantial component of compensation at risk and in the form of stock-based compensation; (iv) provide competitive compensation opportunities for exceptional performance; and (v) attract and retain superior talent and high quality executives needed to foster SFX's growth and maintain and enhance its competitive position.

         To enhance long-term continuity, SFX attempts to enter into long-term employment agreements with its executives. The agreements generally provide for annual compensation principally comprised of base salary and, with respect to key executives, stock-based compensation in the form of stock options. Base salary levels are established at levels which management believes to be substantially below other broadcasting companies of comparable size. To align an executive's interest with that of the creation of long-term stockholder value, a substantial portion of an executive's compensation is stock-based. Stock-based compensation is determined by reference to whether an executive met his or her preestablished performance goals, which determination is made with reference to both objective and subjective tests. These goals, which may vary from year to year, include both financial objectives, such as revenue or Broadcast Cash Flow targets and controlling direct and indirect expenses; and non-financial objectives, such as increasing audience share, conversion of audience share into market share and acquiring additional radio stations and integration of those stations. The success of management in accessing the capital markets to provide financing for acquisitions and a sound balance sheet for SFX is also evaluated as an element of performance. Robert F.X. Sillerman is an active participant in establishing performance goals of all the other SFX executives and in monitoring whether their performance goals have been met. SFX believes that awarding stock-based compensation based on the achievement of individual preestablished financial and non-financial goals enables SFX to tailor compensation more directly to an individual's accomplishments and ensures accountability. To ensure that executives' interests are most directly aligned with the creation of long-term stockholder value, stock-based compensation in the form of option grants rather than outright stock awards are utilized and option grants are at fair market value.

         During 1995, Robert F.X. Sillerman relinquished his position as Chief Executive Officer and became the Executive Chairman of SFX. In addition to being the Chief Operating Officer, R. Steven Hicks became Chief Executive Officer in 1995. Consistent with SFX's compensation policies, the annual base salary of each of Messrs. Sillerman and Hicks was established, pursuant to employment agreements, at $300,000. SFX believes that this amount is substantially below the annual base salary of the chief executive officers of its competitors. In addition, pursuant to the employment agreements each of Messrs. Sillerman and Hicks was entitled to receive a minimum of 50,000 stock options. In 1995, Mr. Sillerman and Mr. Hicks were granted 60,000 and 50,000 options, respectively. In addition, for 1995 Mr. Hicks received, pursuant to his employment agreement, a cash bonus of $200,000 and deferred compensation of $250,000. In establishing the contractual arrangements with Messrs. Sillerman and Hicks, the Compensation Committee was mindful that both individuals established SFX and had extensive experience in the broadcasting industry. In establishing Mr. Sillerman's compensation levels, the Compensation Committee considered the expansion of SFX's operations and Mr. Sillerman's pivotal role in implementing SFX's acquisition strategy and the strong leadership he has provided. Consistent with rewarding individual performance, SFX had an arrangement with Mr. Sillerman pursuant to which SFX made certain cash payments to SCMC in respect of transactions in which Mr. Sillerman and SCMC had a pivotal role. In 1995, SCMC received (i) $1 million for its role in the sale of certain securities to Nomura and related matters, (ii) $175,000 for the acquisition of KYXY-FM, San Diego, California and (iii) $100,000 in respect of the renegotiation and increase of SFX's bank credit facility. In addition, in 1996, SCMC is to receive $4 million in connection with the Liberty Acquisition, the Prism Acquisition, and the Additional Acquisitions. SFX received an opinion from Furman Selz that the Nomura fee was fair, from a financial point of view, to SFX.

         In 1996, SFX and SCMC terminated their cash-based arrangement and R. Steven Hicks resigned from SFX. See "Certain Relationships and
Related Transactions--Relationship of SFX with SCMC" and "Remuneration of Management of SFX--Employment Agreements."

         Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1.0 million paid to the Named Executive Officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. SFX intends to structure certain stock-based compensation, such as the SFX 1996 Stock Option Plan, so that the options issuable under the Plan may qualify as performance-based compensation under Section 162(m); however, SFX will maintain flexibility in its compensation policies, which may result in some compensation that is not deductible for federal income tax purposes. In connection with entering into the Hicks Agreement and the Armstrong Agreement, the Compensation Committee determined that the circumstances dictated that SFX was best served by providing compensation which is not fully deductible under
Section 162(m).

                                             SFX BOARD OF DIRECTORS

                                                  Robert F.X. Sillerman
                                                            Paul Kramer
                                                     James O'Grady, Jr.
                                                  D. Geoffrey Armstrong
                                                       Richard A. Liese
                                                       Howard J. Tytel

                             SFX PERFORMANCE GRAPH


         Set forth below is a line graph for the period commencing October 7, 1993 (the date on which the SFX Class A Shares were first listed on the Nasdaq National Market) and ending December 31, 1995 comparing the cumulative "total return" of $100 invested in each of the SFX Class A Shares, the Standard & Poor's 500 Stock Index (the "S&P 500") and a group of companies selected as SFX's peers in the radio broadcast industry (the "Peer Group"). The Peer Group is comprised of companies which own and operate radio stations and consists of Broadcasting Partners, Evergreen Media Corp., EZ Communications Inc., Infinity Broadcasting, MMR and Saga Communications. "Total return" includes dividend reinvestment and capital appreciation. SFX has not paid any dividends since its inception in 1992.


                               COMPARISON GRAPH

COMPANY NAME/INDEX        7-OCT-93     31-DEC-93    31-DEC-94      31-DEC-95
------------------------------------------------------------------------------
SFX BROADCASTING INC -CLA   100           83           120             197
S&P 500 INDEX               100          102           104             143
PEER GROUP                  100           94            93             161

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                         PRINCIPAL STOCKHOLDERS OF SFX

         The following table gives information concerning the beneficial ownership of SFX's capital stock as of the close of business on October 1, 1996, and as adjusted after giving effect to the Merger (subject to the assumptions set forth in footnote (3) below), by (i) each person known by SFX to own beneficially more than 5% of any class of SFX's voting stock, (ii) each SFX Named Executive Officer who is still an employee of SFX and each director of SFX, and (iii) all executive officers and directors of SFX as a group. Unless otherwise specified, the named beneficial owner claims sole investment and voting power as the shares indicated.


                                                         AS OF OCTOBER 1, 1996
                                               ---------------------------------------------------------------------

                                                     SFX CLASS A                  SFX CLASS B
                                                       SHARES                        SHARES
                                                ----------------------     ------------------------
                                                                                                         PERCENTAGE
                                                                                                         OF COMBINED
NAME AND ADDRESS                                NUMBER         PERCENT        NUMBER        PERCENT         VOTING
OF BENEFICIAL OWNER(1)                         OF SHARES      OF CLASS      OF SHARES      OF CLASS        POWER(2)
---------------------------------              ---------      --------      ---------      --------       ----------
DIRECTORS AND EXECUTIVE OFFICERS:
Robert F.X. Sillerman                              403,010  (4)   5.9%     856,126 (5)       100%      58.4%
D. Geoffrey Armstrong                               45,996  (7)    *            --            --         *
Howard J. Tytel                                      1,000         *            --            --         *
Richard A. Liese                                       400         *            --            --         *
James F. O'Grady, Jr                                   200         *            --            --         *
Paul Kramer                                          1,000         *            --            --         *
Michael G. Ferrel                                       --        --            --            --        --
All directors and executive officers as a group    451,606        6.9%     856,126           100%      58.6%
   (six persons; nine persons after the Merger)
5% STOCKHOLDERS:
Nomura Holdings America Inc.                     1,071,429 (10)  16.7%          --            --        7.1%
     2 World Financial Center
     Building B
     New York, NY 10281
Putnam Investments, Inc.                           900,571 (11)  14.0%          --            --        6.0%
     One Post Office Square
     Boston, MA 02109
Mellon Bank Corporation                            365,000 (12)   5.7%          --            --        2.4%
     One Mellon Bank Center
     Pittsburgh, PA 15258

                                                                          AS ADJUSTED(3)
                                               ------------------------------------------------------------------------

                                                     SFX CLASS A                  SFX CLASS B
                                                       SHARES                        SHARES
                                                ----------------------     ------------------------
                                                                                                         PERCENTAGE
                                                                                                         OF COMBINED
NAME AND ADDRESS                                NUMBER         PERCENT        NUMBER        PERCENT         VOTING
OF BENEFICIAL OWNER(1)                         OF SHARES      OF CLASS      OF SHARES      OF CLASS        POWER(2)
---------------------------------              ---------      --------      ---------      --------       ----------
DIRECTORS AND EXECUTIVE OFFICERS:
Robert F.X. Sillerman                              501,627  (6)      5.9%     996,331(5)     94.4%           55.2%
D. Geoffrey Armstrong                               45,996  (7)       *          --           --               *
Howard J. Tytel                                     13,073  (8)       *          --           --               *
Richard A. Liese                                        --           --          --           --              --
James F. O'Grady, Jr                                   200            *          --           --               *
Paul Kramer                                          1,000            *          --           --              --
Michael G. Ferrel                                   80,125  (9)       *       21,788          2.1%            1.6%
All directors and executive officers as a group    642,021           7.0%  1,018,121         96.5%           56.9%
    (six persons; nine persons after the Merger)
5% STOCKHOLDERS:
Nomura Holdings                                  1,071,429 (10)     13.3%     --              --              5.8%
     America Inc.
     2 World Financial Center
     Building B
     New York, NY 10281
Putnam Investments, Inc.                           900,571 (11)     11.2%     --              --              4.8%
     One Post Office Square
     Boston, MA 02109
Mellon Bank Corporation                            365,000 (12)      4.5%     --              --              2.0%
     One Mellon Bank Center
     Pittsburgh, PA 15258

All percentages in this section were calculated on the basis of outstanding securities plus securities deemed outstanding under Rule 13d-3 of the Exchange Act, except that the SFX Class B Shares owned by Mr. Sillerman are not included in calculating his ownership of SFX Class A Shares.

-----------------------

*less than 1%

(1) Unless otherwise set forth above, the address of each stockholder is the address of SFX, which is 150 East 58th Street, 19th Floor, New York, New York 10155. The information as to beneficial ownership is based on statements furnished to SFX by the beneficial owners. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the disposition of, a security. Unless noted otherwise, stockholders possess sole voting and dispositive power with respect to shares listed on this table. For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person has the right to acquire within 60 days of October 1, 1996. As of October 1, 1996, there were issued and outstanding 6,431,897 SFX Class A Shares and 856,126 SFX Class B Shares. This table does not include 2,000 non-voting SFX Series B Preferred Shares and 2,000 non-voting SFX Series C Preferred Shares (which SFX expects to redeem upon completion of the Dallas Disposition). In addition, for purposes of this table, "beneficial ownership" of SFX Class A Shares does not include the number of SFX Class A Shares issuable upon conversion of SFX Class B Shares even though such shares are convertible at any time, at the option of the holder thereof, into SFX Class A Shares.

(2) Calculated based only on the number of SFX Shares owned by the named stockholders. Does not give effect to options and warrants to acquire SFX Shares held by the named stockholders.

(3) With respect to the Merger, assumes (i) the SFX Class A Stock Price is $43.9875, which results in an Exchange Ratio of 0.2842, (ii) 633,334 MMR Class B Shares and 66,666 MMR Original Preferred Shares are converted into SFX Class B Shares and 4,000,563 MMR Class A Shares and 200,000 MMR Series B Preferred Shares are converted into SFX Class A Shares (and 1,250 shares of MMR Senior Cumulative Preferred Stock are redeemed), (iii) each of the 1,055,437 outstanding MMR Class A Warrants is exercised to purchase one MMR Class A Share, and (iv) each of the 1,840,000 outstanding MMR Class B Warrants is exchanged for two-tenths (.2) of a share of an MMR Class A Share. Does not include SFX Class A Shares issuable upon conversion of the SFX Series D Preferred Shares.

(4) Includes (i) 55,000 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of October 1, 1996, (ii) 48,010 shares owned of record by SCMC, a corporation owned principally by and controlled by Mr. Sillerman and
         (iii) 300,000 shares issuable upon the exercise of warrants issued pursuant to the SCMC Termination Agreement (does not include 300,000 shares which will be issuable upon the exercise of warrants issued to SCMC upon approval of Proposal 4). See "Certain Relationships and Related Transactions--Relationship of SFX with SCMC." Mr. Sillerman has sole voting right with respect to all of the shares held of record by SCMC pursuant to a voting trust which expires on September 30, 2002. None of the shares beneficially owned by Mr. Sillerman may be voted in the election of SFX Independent Directors. Mr. Sillerman has agreed not to exercise any rights, options or warrants to acquire SFX Class A Shares or transfer any SFX Class B Shares until the SFX Stockholders have approved the increase in the number of authorized SFX Class A Shares sufficient to ensure the availability of all SFX Class A Shares issuable upon conversion of the SFX Series D Preferred Shares, or the Exchange Notes issuable upon the exchange thereof, and all options, rights and warrants to purchase SFX Class A Shares. If the 856,126 SFX Class B Shares held by Mr. Sillerman were included in calculating his ownership of SFX Class A Shares, Mr. Sillerman would beneficially own 1,259,136 SFX Class A Shares, representing approximately 16.5% of the class.

(5) Includes (i) 660,068 shares owned of record by Mr. Sillerman who acquired them from SCP (in a transaction in which Mr. Sillerman obtained such stock and issued to SCP a nonrecourse purchase money promissory note pursuant to which SCP receives additional interest payments equal to all sale proceeds or distributions with respect to the shares), (ii) 133,333 shares owned of record by Mr. Sillerman that were received as founders' stock at the time of SFX's initial public offering in 1993 and (iii) 62,725 shares issued in connection with the conversion on May 5, 1995 of 62,725 SFX Class A Shares into an equal number of SFX Class B Shares.

(6) In addition to the holdings specified in footnote 4, includes 12,000 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of October 1, 1996.

(7) Includes 36,500 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of October 1, 1996. Mr. Armstrong has agreed not to exercise any rights, options or warrants to acquire SFX Class A Shares until the SFX Stockholders have approved the increase in the number of authorized SFX Shares sufficient to insure the availability of all SFX Class A Shares issuable upon conversion of the SFX Series D Preferred Shares, or the Exchange Notes issuable upon the exchange thereof, and all options, rights and warrants to purchase SFX Class A Shares.

(8) Includes 1,800 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of October 1, 1996. Mr. Tytel has agreed not to exercise any rights, options or warrants to acquire SFX Class A Shares until the SFX Stockholders have approved the increase in the number of authorized SFX Class A Shares sufficient to insure the availability of all SFX Class A Shares issuable upon conversion of the SFX

         Series D Preferred Shares, or the Exchange Notes issuable upon the exchange thereof, and all options, rights and warrants to purchase SFX Class A Shares.

(9) Includes 57,800 shares which may be acquired pursuant to the exercise of options which have vested or will vest within 60 days of October 1, 1996.

(10) Based on information contained in Schedule 13D filed with the Commission and dated December 7, 1994. The shares are held of record by Bedrock Asset Trust I, a Delaware trust established by Nomura Holdings America Inc. which is controlled by The Nomura Securities Co., Ltd., a corporation organized under the laws of Japan.

(11) Based on information contained in Amendment No. 3 to Schedule 13G filed with the Commission on January 23, 1996. Putnam Investments, Inc., a holding company, through its wholly-owned subsidiaries, Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc., investment advisers under the Investment Advisers Act of 1940, holds, as of December 31, 1995, shared dispositive power with respect to 900,571 shares, of which it holds shared voting power with respect to 163,746 shares. Of the 900,571 shares, Putnam New Opportunities Fund, an investment company under the Investment Company Act of 1940, holds shared voting and dispositive power with respect to 405,000 shares. Putnam Investments is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc.

(12) Based on information contained in Schedule 13G filed with the Commission and dated January 22, 1996. Mellon Bank Corporation owns 365,000 shares as of December 31, 1995, for the benefit of certain employee benefit plans of its direct and indirect subsidiaries, Berton Safe Deposit and Trust Company, Mellon Bank, N.A., the Boston Company Asset Management, Inc. and The Dreyfus Corporation. Mellon Bank Corporation shares voting and dispositive powers with respect to varying amounts of shares with Boston Group Holdings, Inc. and the Boston Company, Inc.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF MMR
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

      The selected financial information of MMR presented below should be read in conjunction with the information set forth in "Unaudited Pro Forma Condensed Combined Financial Statements of MMR" and the notes thereto, "MMR's Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of MMR and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The selected financial information of MMR has been derived from the audited and unaudited historical financial statements of MMR and from prior owners of the radio stations acquired by MMR in July 1993. The pro forma summary data as of June 30, 1996 and for the year ended December 31, 1995 and the six months ended June 30, 1996 are derived from the unaudited pro forma condensed combined financial statements of MMR which, in the opinion of MMR, reflect all adjustments necessary for a fair presentation of the transactions for which such pro forma financial information is given. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be achieved for the fiscal year ending December 31, 1996. The historical consolidated financial results for MMR are not comparable from period to period because of the acquisitions and dispositions of various radio stations by MMR during the periods covered. The selected financial information as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 have been derived from the unaudited combined financial statements of MMR included elsewhere in this Joint Proxy Statement/Prospectus.



                                  PREDECESSORS                      YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                                                -----------------------------   ---------------------------------
                                                FIVE MONTHS
                                 SEVEN MONTHS      ENDED                           (UNAUDITED)                         (UNAUDITED)
                                    ENDED       DECEMBER 31,                        PRO FORMA  (UNAUDITED)  (UNAUDITED) PRO FORMA
                                JULY 29, 1993       1993         1994      1995     1995 (1)      1995          1996     1996 (1)
                                -------------   ------------    -----    ------    ----------   ----------   ---------- ----------

STATEMENT OF OPERATIONS DATA:
Net revenues (2)...............       $2,608      $2,203        $7,117    $18,288   $22,982      $7,250      $10,144     $11,510
Station operating expenses.....        1,580       1,300         4,807     11,026    13,928       4,414        6,254       7,054
Depreciation and amortization            182         397         1,146      1,750     2,337         966          810         974
Corporate, general and
   administrative expenses.....           80         299           775      1,666     1,666         623        1,275       1,275
Non-cash compensation charge (3)           -         790           365        281     1,114         354          130         546
                                      ------      -------       -------   --------   -------     -------     ---------    --------

Operating income (loss)........          766        (583)           24      3,565     3,937         893        1,675       1,661
Interest expense, net(4).......          181         264           766      4,966     7,366       1,850        2,609       3,809
Provision for loss on pending
   sale of WRXR................            -           -             -          -         -          -         1,596      1 ,596
Costs relating to the Merger               -           -             -          -         -          -         3,348           0
Write-off of pending acquisition
   and financing costs.........            -           -             -          -          -         -           709           0
Other expense (income).........           14          (3)            9        (11)       (25)        -             4          (8)
Income tax expense (benefit)...            -          10            15        (59)       (59)       73             -           -
Extraordinary loss.............            -           -             -        329          -       329             -           -
                                      ------      -------       -------   --------   --------    -------     ---------   --------

Net income (loss)..............         $571       $(854)        $(766)   $(1,660)   $(3,345)   $(1,359)     $(6,591)    $(3,736)
                                      ======      =======       =======   ========   ========    =======     ========    ========

Net loss per common share...                       $(.52)        $(.25)   $   .48)   $  (.59)   $  (.39)      $ (1.89)    $  (.66)
Weighted average common  shares
           outstanding......                       1,629         3,036      3,490      5,699      3,490        3 ,491      5 ,699
SUPPLEMENTAL OPERATING DATA:
Broadcast Cash Flow(5)......          $1,028        $903        $2,310    $ 7,262     $9,054     $2,836        $3,890      $4,456
EBITDA(5)...................             948         604         1,535      5,596      7,388      2,213         2,615       3,181



                                                           DECEMBER 31,                                 AT JUNE 30, 1996
                                             -------------------------------------------       -----------------------------
                                                                                                (UNAUDITED)     (UNAUDITED)
                                               1993                 1994            1995          ACTUAL        PRO FORMA(6)
                                             -------              -------         -------       ----------      ------------
BALANCE SHEET DATA:
Current Assets.......................        $ 2,101              $ 3,010         $ 5,920          $ 5,470         $25,270
Total Assets.........................         16,316               23,328          66,465           64,809          94,509
Current liabilities..................          1,255                1,636           4,568            6,691           4,843
Long-term debt.......................          7,203                6,609          41,482           40,849          60,849
Stockholders' equity.................          8,561               15,517          14,815            8,376          21,576

----------------------------

(1) The Pro Forma Statements of Operations Data for the year ended December 31, 1995 and for the six months ended June 30, 1996 give effect to the following transactions as if they had occurred on January 1, 1995: (i) the Southern Starr Acquisition, (ii) the MMR Hartford Acquisition, (iii) the MMR B Dispositions, (iv) the exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer and (v) the receipt of approximately $20.0 million pursuant to the SFX Loan. See "Unaudited Pro Forma Condensed Combined Financial Statements of SFX" and "Certain Relationships and Related Transactions."

(2)      Revenues, net of agency commissions.

(3) Non-cash compensation charge relates to the issuance of MMR Original Preferred Shares to Messrs. Sillerman and Ferrel which became convertible into MMR Class A Shares in 1994 and the issuance of MMR Series A and Series B Preferred Shares in July 1996.

(4) Pro forma interest expense on the $20.0 million received pursuant to the SFX Loan is based on an assumed interest rate of 12%. A change in the interest rate of 0.25% would change pro forma interest expense by approximately $152,000 per annum.

(5) Broadcast Cash Flow means net revenues less station operating expenses. The difference between Broadcast Cash Flow and EBITDA is that EBITDA includes corporate expenses. Although Broadcast Cash Flow and EBITDA are not measures of performance calculated in accordance with GAAP, MMR believes that Broadcast Cash Flow and EBITDA are accepted by the broadcasting industry as generally recognized measures of performance and are used by securities research analysts who report publicly on the performance of broadcasting companies. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining MMR's operating performance or liquidity which is calculated in accordance with GAAP.

(6) Gives effect to the following transactions as if they had occurred on June 30, 1996: (i) the MMR Hartford Acquisition, (ii) the MMR A Dispositions, (iii) the exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer and (iv) the receipt of approximately $20.0 million pursuant to the SFX Loan.

       UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF MMR


         The Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 1996 is presented as if MMR had completed the following transactions on June
30, 1996: (i) MMR Hartford Acquisition and the MMR Myrtle Beach Acquisition,
(ii) the sale by MMR of WRXR-FM and WKBG-FM, both operating in Augusta, Georgia, and the sale of KOLL-FM, Little Rock, Arkansas (collectively, the "MMR A Dispositions"), (iii) the exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer and (iv) the receipt of approximately $20.0 million pursuant to the SFX Loan.

         The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1995 and six months ended June 30, 1996 are presented as if MMR had completed the following transactions as of January 1, 1995: (i) the Southern Starr Acquisition, (ii) the MMR Hartford Acquisition,
(iii) the sale by MMR of WRSF-FM, WRXR-FM, WKBG-FM and KOLL-FM (collectively, the "MMR B Dispositions"), (iv) the exercise of all outstanding MMR Class A Warrants and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer and (v) the receipt of approximately $20.0 million pursuant to the SFX Loan. The MMR Myrtle Beach Acquisition and the MMR Myrtle Beach Disposition have not been reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations as it would not have a material impact.

         In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The pro forma information does not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of MMR's future results if the aforementioned transactions are completed. MMR cannot predict whether the consummation of the Acquisitions or the Dispositions will conform to the assumptions used in the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements.

         The Unaudited Pro Forma Statement of Operations data include adjustments to station operating expenses to reflect anticipated savings that management believes it will be able to achieve through the implementation of its strategy.
There can be no assurance that MMR will be able to achieve such savings.

         The Unaudited Pro Forma Condensed Combined Financial Statements are based upon, and should be read in conjunction with, the historical financial statements and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus.

                                             MULTI MARKET RADIO, INC.
                                    UNAUDITED CONDENSED COMBINED BALANCE SHEET
                                                   JUNE 30, 1996
                                                  (in thousands)


                                                                                MMR
                                                AS            MMR A          HARTFORD       PRO FORMA
                                             REPORTED    DISPOSITIONS (A)   ACQUISITION    ADJUSTMENTS      AS ADJUSTED
                                             --------    ----------------   -----------    -----------      -----------

ASSETS
Current assets                                 $  5,470      $             $              $  5,600  (a)       $ 25,270
                                                                                            13,200  (b)
                                                                                            20,000  (b)
                                                                                           (18,000) (b)
                                                                                            (1,000) (c)

Property and equipment, net                       3,649         (303)          339                               3,685

Intangible assets, net                           48,434       (3,797)        4,197          13,464  (b)         63,298
                                                                                             1,000  (c)

Other assets                                      7,256       (5,000)                                            2,256
                                               ---------     ---------    ---------      -------------        ---------

       Total assets                            $ 64,809      $(9,100)      $ 4,536        $ 34,264            $ 94,509
                                               =========     =========    =========      =============        =========


LIABILITIES AND STOCKHOLDERS'
EQUITY

Current Liabilities                            $  4,843                                                       $  4,843
Other Liabilities                                 3,500                                     (3,500) (a)              0
Long-term debt                                   40,849                                     20,000  (b)         60,849

Deferred taxes                                    7,241                                                          7,241
Stockholders' equity                              8,376       (9,100)        4,536          13,200  (b)         21,576
                                                                                            (4,536) (b)
                                                                                             9,100  (a)
                                               ---------     ---------    ---------      -------------        ---------
Total liabilities and stockholders' equity     $ 64,809      $(9,100)      $ 4,536        $ 34,264            $ 94,509
                                               =========     =========    =========      =============        =========


a) Represents the sale of WRXR-FM and WKGB-FM which occurred in July 1996 for $5,000,000 and pending sale of KOLL-FM for $4,100,000. In the aggregate, a loss of approximately $1,596,000 has been recognized relating to the sales during the six months ended June 30, 1996 principally relating to WRXR-FM and WKBG-FM. $5,600,000 represents proceeds to be received in connection with the dispositions (total sale proceeds of $10,050,000 less $4,450,000 received in connection with the KOLL-FM and WRSF disposition). A deposit of $3,500,000 had been received by MMR by June 30, 1996 for the sale of KOLL-FM.

b) To reflect the pending MMR Hartford Acquisition for $18,000,000, including corresponding excess of purchase price paid, $13,464,000 over net book value of assets acquired, and the adjustments to remove the stockholders' equity of $4,536,000. SFX has loaned MMR approximately $20.0 million pursuant to the SFX Loan for the purposes of financing the MMR Hartford Acquisition and for working capital. It is also assumed that the MMR Class A warrants will be exercised for net proceeds of approximately $13,200,000.

c)       Represents $1,000,000 purchase price of the MMR Myrtle Beach
         Acquisition.

                            MULTI MARKET RADIO, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                     (in thousands, except per share data)



                                                                                  MMR
                                                     AS            MMR B         HARTFORD        PRO FORMA           AS
                                                   REPORTED   DISPOSITIONS (A)   ACQUISITION     ADJUSTMENTS       ADJUSTED
                                                   --------   ----------------   -----------     -----------       --------

Net revenues                                       $10,144     $   (716)       $ 2,082         $                  $11,510

Station operating expenses                           6,254         (810)         1,610                              7,054

Depreciation & amortization                            810          (95)            91              156 (b)           974
                                                                                                     12 (c)
Corporate expenses                                   1,275                                                          1,275

Non-cash compensation charge                           130                                          416 (g)           546
                                                   --------   ----------       --------        ------------       -------

Operating income (loss)                              1,675          189            381             (584)            1,661

Interest expense, net                                2,609                         203             (203)(d)         3,809
                                                                                                  1,200 (d)
Provision for loss on pending sale of WRXR and       1,596                                                          1,596
other

Write-off of pending acquisition and financing         709                                         (709)(e)             0
costs

Costs related to pending merger with SFX             3,348                                       (3,348)(e)             0

Other (income)/loss                                      4                         (12)                                (8)
                                                   --------   ----------       --------        ------------       -------
Loss before income taxes                            (6,591)         189            190            2,476            (3,736)

Income tax expense (benefit)                                                         7               (7)(e)             0
                                                   --------   ----------       --------        ------------       -------

Net income/(loss)                                  $(6,591)    $    189        $   183         $  2,483          $ (3,736)
                                                   ========   ==========       ========        ============      ==========

Net  loss per common share                          ($1.89)                                                        ($0.66)


Average common shares outstanding                    3,491                                                          5,699




                                                      MULTI MARKET RADIO, INC.
                                   UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                                    YEAR ENDED DECEMBER 31, 1995
                                                (in thousands, except per share data)



                                                                               MMR        SOUTHERN STARR
                                               AS            MMR B           HARTFORD     FIRST QUARTER     PRO FORMA        AS
                                            REPORTED    DISPOSITIONS (A)   ACQUISITION         1995        ADJUSTMENTS    ADJUSTED
                                            --------    ----------------   -----------    --------------   -----------    --------


Net revenues                                $18,288          $(2,422)         $ 4,424       $ 2,692                      $22,982

Station operating expenses                   11,026           (2,247)           3,286         1,863                       13,928

Depreciation & amortization                   1,750             (304)             227           327           312 (b)      2,337
                                                                                                               25 (c)
Corporate expenses                            1,666                                                                        1,666

Non-cash compensation charge                    281                                                           833 (f)      1,114
                                             -------         -------          -------        -------      ----------      -------

Operating income (loss)                       3,565              129              911           502        (1,170)         3,937

Interest expense, net                         4,966                               502                       2,400 (d)      7,366
                                                                                                             (502)(d)

Other income                                    (11)                              (14)                                       (25)
                                             -------         -------          -------        -------      ----------      -------

Loss before income taxes                     (1,390)             129              423           502        (3,068)        (3,404)

Income tax benefit                              (59)                               48                         (48)(e)        (59)
                                             -------         -------          -------        -------      ----------      -------

Net income (loss) before extraordinary item  (1,331)             129              375           502        (3,020)        (3,345)
                                             ========        =======          =======        ========     ==========      =======

Net income (loss) per common share,          ($0.38)                                                                      ($0.59)
   before extraordinary item


Average common shares outstanding             3,490                                                                        5,699


(a) Reflects the elimination of the operations of stations WRSF-FM sold in March 1996, WRXR-FM and WKBG-FM sold in July 1996 and pending sale of KOLL-FM.

(b) Reflects $156,000 and $312,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, in amortization of intangible assets recorded in connection with the MMR Hartford Acquisition (using a 40 year amortization period) and change in amortization periods.

(c) Amortization of $12,000 and $25,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively of the intangible asset recorded in connection with the MMR Myrtle Beach Acquisition (using a 40 year amortization period).

(d) To record additional interest expense of $1,200,000 and $2,400,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively, related to the $20,000,000 received pursuant to the SFX Loan in September 1996, to eliminate MMR Hartford Acquisition interest of $203,000 and $502,000 for the six months ended June 30, 1996 and year ended December 31, 1995, respectively. A change in the interest rate of 0.25% would change pro forma interest expense by approximately $76,000 and $152,000 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

(e) To eliminate non-recurring expenses associated with the pending acquisitions of $709,000 for the six months ended June 30, 1996, to eliminate non-recurring expenses associated with the SFX Merger of $3,348,000 for the six months ended June 30, 1996 and to eliminate tax expense of $7,000 and $48,000 for the six months ended June 30, 1996, and year ended December 31, 1995, respectively.

(f) Reflects non-cash compensation charge for the issuance of shares of the Series A and Series B Convertible Preferred Stock of MMR. These shares were issued in July 1996.

                 MMR'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION


         This discussion should be read in conjunction with the financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus. In this discussion, 1995 results of operations of MMR include the results of the Southern Starr Acquisition (the "Southern Starr Stations") subsequent to March 27, 1995, and 1994 results of operations of MMR include the results of WRXR-FM, operating in Augusta, Georgia, and WKBG-FM, operating in Martinez, Georgia (collectively, the "Augusta Stations"). MMR sold the Augusta Stations in July 1996.


GENERAL


         The performance of a radio station group such as MMR is customarily measured by its ability to generate Broadcast Cash Flow. Broadcast Cash Flow means net revenues less station operating expenses. Although Broadcast Cash Flow is not recognized under GAAP, MMR believes that Broadcast Cash Flow is an industry-accepted benchmark for evaluating performance and determining purchase price and is a provision typically found in financial covenants referenced in lending agreements. However, investors should not consider Broadcast Cash Flow to be a substitute for operating income, net income, cash flows from operating activities (as a measure of liquidity) or any other measure for determining MMR's operating performance or liquidity that is calculated in accordance with GAAP.

         MMR's financial results are dependent on a number of factors, including the general strength of the local and national economies, population growth, ability to provide popular programming, local market competition, relative efficiency of radio broadcasting compared to other advertising media, signal strength and government regulation and policies.

         The principal source of MMR's revenues is the sale of broadcasting time on its radio stations for advertising. As a result, MMR's revenues are affected primarily by the advertising rates its radio stations charge. Correspondingly, the rates are based upon the station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by Arbitron. In the broadcasting industry, radio stations often utilize trade (or barter) agreements which exchange advertising time for goods or services (such as travel or lodging), instead of for cash. MMR has minimized its use of trade agreements and has generally sold over 90% of its advertising time for cash. See "Business of MMR--Advertising."

         MMR's stations generally derive in excess of 90% of their revenue from local advertising in the markets in which they operate. Local advertising is sold primarily by the stations' sales staff. To generate national advertising sales, MMR engages independent advertising sales representatives. In the year ended December 31, 1995, no single customer accounted for more than 10% of the revenues of any station or more than 2.5% of total revenues of MMR.

         MMR's revenues vary throughout the year and, as is typical in the radio broadcasting industry, MMR's first quarter typically produces the lowest revenues for the year. MMR has moderated this seasonality with the acquisition of the Myrtle Beach, Daytona Beach and Biloxi stations, which are in summer resort areas and, accordingly, experience their strongest revenue periods in the second and third quarters.

         The primary operating expenses incurred in the ownership and operation of radio stations include employee salaries and commissions, programming expenses and advertising and promotion expenses. As a result of the acquisitions and anticipated future acquisitions of stations, as well as borrowings and anticipated future borrowings under the Finova Loan, MMR also incurs significant depreciation, amortization and interest expense.

RESULTS OF OPERATIONS OF MMR

COMPARISON OF THREE MONTHS ENDED JUNE 30, 1996 AND 1995

         Net revenues (total revenues less agency commissions) for the three months ended June 30, 1996 were $5,317,326, a decrease of 3% compared to net revenues of $5,453,708 for the three months ended June 30, 1995. This decrease is due to the disposition of radio stations WRXR-FM, WKBG-FM, WRSF-FM and KOLL-FM during 1996. On a pro forma basis, excluding the results of all stations which MMR has sold or agreed to sell, MMR's net revenues for the second quarter 1996 would have increased 8% reaching $4,860,314.

         Total operating expenses for the three months ended June 30, 1996 were $4,264,907, a decrease of 5% below the three months ended June 30, 1995 operating expenses of $4,502,763. This decrease is primarily due to the disposition of WRXR-FM, WKBG-FM, WRSF-FM and KOLL-FM. The decrease in depreciation and amortization expense is due to the sale of stations in 1996 and the expiration of a two year non-compete agreement related to MMR's acquisition of WPKX-FM in July 1993. On a pro forma basis, excluding the results of all stations which MMR has sold or agreed to sell, MMR's station operating expenses for the second quarter 1996 would have increased 5%, reaching $2,545,248. Corporate expenses also increased due to higher consulting and professional fees and higher payroll costs.

         Operating income for the three months ended June 30, 1996 was $1,052,419, an increase of 11% compared to operating income for the three months ended June 30, 1995 of $950,945, due to the factors discussed above.

         Interest expense for the three months ended June 30, 1996 of $1,270,669 represents a decrease of 17% below the three months ended June 30, 1995 interest expense of $1,538,192. This decrease is due to lower total borrowings and lower interest rates on MMR's floating rate debt.

         Net loss related to radio station disposition of $125,000 represents the write-off of a $125,000 purchase option fee previously paid, following management's decision not to purchase WCHZ-FM, operating in Augusta, Georgia.

         Write-off of acquisition and financing costs of $139,261 represents costs associated with MMR's proposed transaction with Liberty that was terminated upon the execution of the Merger Agreement.

         Costs incurred in the quarter ended June 30, 1996, related to the pending merger with SFX totaled $3,348,678.

         Net loss for the three months ended June 30, 1996 was $3,832,194, compared to a net loss of $655,542 for the three months ended June 30, 1995, due to the factors discussed above.

         Broadcast Cash Flow for the three months ended June 30, 1996 of $2,156,248 represents a decrease of 6 % from the three months ended June 30, 1995 Broadcast Cash Flow of $2,294,138. This decrease is principally due to the disposition of radio stations as described above. On a pro forma basis, excluding the results of all stations which MMR has sold or agreed to sell, MMR's Broadcast Cash Flow would have increased 11% to $2,315,066 from second quarter 1995.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 AND 1995

         Net revenues for the six months ended June 30, 1996 were $10,143,466, an increase of 37% over the six months ended June 30, 1995 net revenues of $7,250,135. This increase is principally due to the revenues generated by the Southern Starr Stations, which were acquired on March 27, 1995, including improved revenue at these stations since their acquisition offset, in part, by subsequent station dispositions. On a pro forma basis, excluding the results of all stations which MMR has sold or agreed to sell, MMR's net revenues for the six months ended June 30, 1996 would have increased 8%, reaching $8,885,029.

         Total operating expenses for the six months ended June 30, 1996 was $8,468,396, an increase of 33% over the six months ended June 30, 1995 operating expenses of $6,357,048. This increase is principally due to the acquisition of the Southern Starr Stations. Corporate expense also increased due to the Southern Starr Acquisition, higher consulting and professional fees and higher payroll costs. On a pro forma basis, excluding the results of all stations which MMR has sold or agreed to sell, MMR's station operating expenses for the six months ended June 30, 1996 would have decreased 3% to $4,767,791.

         Depreciation and amortization for the six months ended June 30, 1996 was $809,679, or a decrease of $156,408, principally related to the termination of the WPKX-FM covenant not to compete and the sale of WRXR-FM and WKBG-FM.

         Operating income for the six months ended June 30, 1996 was $1,675,070, an increase of 88% compared to the six months ended June 30, 1995 of $893,087, due to the factors discussed above.

         Net interest expense for the six months ended June 30, 1996 was $2,609,084, an increase of 41% compared to the six months ended June 30, 1995 of $1,850,506. This increase is principally the result of increased borrowings associated with the Southern Starr Acquisition.

         Net loss for the six months ended June 30, 1996 was $6,591,091, compared to a net loss of $1,358,883 for the six months ended June 30, 1995. The increase is primarily due to a provision for loss impairment of net assets on the sale of WRXR-FM and WKBG-FM, both operating in Augusta, Georgia, and costs incurred in connection with the Merger with SFX.

         Broadcast Cash Flow for the six months ended June 30, 1996 was $3,889,752, an increase of 37% over the six months ended June 30, 1995, Broadcast Cash Flow of $2,835,829. This increase is due to the Southern Starr Acquisition and the improvement of those operations since the acquisition date. On a pro forma basis, excluding the results of all stations which MMR has sold or agreed to sell, MMR's Broadcast Cash Flow would have increased 24%, reaching $4,117,238.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


         Actual results for the year ended December 31, 1995, include the results of operations of the Southern Starr Stations subsequent to March 27, 1995, and actual results of operations for the year ended December 31, 1994, include the results of operations of the Augusta Stations subsequent to March 30, 1994.

         Net revenues (total revenues less agency commissions) increased 157% to $18,287,745 in 1995, from $7,117,038 in 1994. The increase in net revenues is due primarily to revenues generated by the Southern Starr Stations, including improved revenues at these stations since their acquisition. The Southern Starr Stations' net revenues, on a pro forma basis, increased 20% from $11,132,709 for the year ended December 31, 1994 to $13,394,446 for the year ended December 31, 1995. Net revenues for WHMP-FM, WHMP-AM and WPKX-FM, each operating in Myrtle Beach, South Carolina (the "MMR Initial Stations"), on a pro forma basis, were down slightly from $7,594,848 for the year ended December 31, 1994 to $7,555,011. This decrease was primarily attributable to the Augusta Stations, which MMR sold on July 10, 1996.

         Increases at the MMR Initial Stations were due to improved ratings performance at WHMP-FM and WHMP-AM, both operating in the Northampton, Massachusetts market, and continued ratings dominance at WPKX-FM, operating in Springfield, Massachusetts. These increases were offset by declines at WYAK-FM, operating in the Myrtle Beach, South Carolina market, and the Augusta Stations, due to the introduction of a format competitor and the temporary absence of a station general manager.

         Station operating expenses (direct operating expenses, selling, and general and administrative expenses) increased 129% to $11,026,222 in 1995, from $4,806,722 in 1994. The increase is primarily attributable to the inclusion of operating expenses relating to the Southern Starr Stations. Additionally, expense increases were due to higher commissions, promotional expenses, and general and administrative expenses. The Southern Starr expenses, on a pro forma basis, were down .01% from $7,261,123 for the year ended December 31, 1994 to $7,248,478 for the year ended December 31, 1995. The MMR Initial Stations' operating expenses increased 5.2% from $5,288,646 for the year ended December 31, 1994 to $5,563,513 for the year ended December 31, 1995.

         Depreciation and amortization increased 53% to $1,750,310 in 1995 from $1,146,640 in 1994. This increase is primarily attributable to the write-up of asset values as they relate to the Southern Starr Stations.

         Corporate, general and administrative expenses increased 115% to $1,665,227 in 1995 from $774,856 in 1994. The increases are primarily due to consulting fees accrued based on the performance of MMR and increases in legal, accounting, printing and travel expenses in connection with the increased size of MMR in 1995.

         Non-cash compensation charges related to MMR's Preferred Shares as a result of MMR attaining certain performance goals decreased to $281,247 in 1995 from $364,933 in 1994.

         Operating income for 1995 increased to $3,564,739 in 1995, from $23,887 in 1994. The increase in operating income is principally due to the Southern Starr Acquisition.

         Net interest expense increased to $4,965,527 in 1995 from $765,829 in 1994. This increase in interest expense in 1995 results from the inclusion of nine months of borrowings under the Finova Loan and the MMR Senior Subordinated Debentures which were used to finance the Southern Starr Acquisition in March 1995.

         The income tax provisions reflect state income taxes based upon nominal tax rates. MMR incurred net losses for federal income taxes during both periods. MMR reflected a benefit in its financial statements for such net operating loss carryforwards in 1995.

         The extraordinary loss of $328,571 during the year ended December 31, 1995 represents the write-off of deferred financing costs associated with the early extinguishment of MMR's Finova $7.4 million credit agreement (the "MMR Credit Agreement").

         Net loss for the year ended December 31, 1995 was $1,659,930, compared to a net loss of $765,782 for the year ended December 31, 1994. This increase in loss is attributable to the increase in MMR's interest expense.

         Broadcast Cash Flow increased 214% in 1995 to $7,261,523 from $2,310,316 in 1994, which is attributable to the Southern Starr Acquisition and improvements at the Southern Starr Stations and certain of the MMR Initial Stations.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

         In this discussion, 1994 results of operations of MMR include the results of the Augusta Stations subsequent to March 30, 1994. The 1993 results of operations reflect: (i) the operations of the prior owners of the MMR Initial Stations for the seven months ended July 29, 1993; and (ii) the operations of MMR for the five months ended December 31, 1993.

         Net revenues (total revenues less agency commissions) increased 48% to $7,117,038, from $4,810,933. The increase in net revenues is due primarily to the operations of the Augusta Stations, which, subsequent to March 30, 1994, had net revenues of $1,554,880, and to a 16% increase at the MMR Initial Stations.

         Station operating expenses (direct operating expenses, selling, and general and administrative expenses) increased 67% to $4,806,722, from $2,879,971. The increase is primarily attributable to the inclusion of operating expenses relating to the operations of the Augusta Stations, including certain promotional expenses at WKBG-FM which began broadcasting in April 1994.

         Depreciation and amortization increased 98% to $1,146,640 from $579,206. This increase is primarily attributable to the write-up of asset values at the MMR Initial Stations upon their acquisition by MMR and depreciation and amortization relating to the Augusta Stations.

         Corporate expenses decreased 2% to $1,139,789 from $1,168,969. Corporate expenses for 1993 included a $790,000 non-cash, non-recurring compensation charge related to the issuance of 140,000 MMR Class B Shares, and corporate expenses for 1994 include a $364,933 non-cash compensation charge related to MMR's Preferred Shares, as a result of MMR attaining certain performance goals. Without such non-cash compensation charges, the corporate expense increase of $395,887, or 104% over 1993, is attributable to a full year of operations of MMR in 1994 as compared to five months in 1993. During the year ended December 31, 1994, MMR would have been in violation of certain operating cash flow tests under the MMR Credit Agreement, giving effect to consulting fees and rent due to SCMC. As a result, in accordance with the terms of MMR's financial consulting agreement with SCMC and the SCMC Sublease Agreement, the consulting fees and rent were deemed not to have been earned and were not included in corporate expenses.



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         Operating income for 1994 decreased 87% to $23,887, from $182,787. The decrease in operating income resulted from the inclusion of higher recurring corporate expenses, depreciation and amortization expense related to the Initial Stations and the operating expenses of the Augusta Stations.

         Net interest expense increased 72% to $765,829 from $445,515. Interest expense in 1994 included twelve months of borrowings under the MMR Credit Agreement, which was used to finance a portion of the acquisition of the MMR Initial Stations, as compared to five months of borrowings under the MMR Credit Agreement in 1993 and costs associated with the letter of credit obtained in connection with the Southern Starr Acquisition.

         The income tax provisions reflect state income taxes based upon nominal tax rates. MMR incurred net losses for federal income taxes during both periods. MMR did not reflect a benefit in its financial statements for such net operating loss carryforwards due to uncertainties concerning their realizability. No income taxes were provided for the prior owners of the MMR Initial Stations as they either operated as Subchapter S corporations or had incurred net losses for which no benefit was provided.

         Broadcast Cash Flow increased 24% in 1994 to $2,342,184 from $1,881,311 in 1993.


LIQUIDITY AND CAPITAL RESOURCES


         MMR's sources of funds have been cash flows from operations, borrowings and sales of equity securities. On March 27, 1995, MMR financed the Southern Starr Acquisition with $19,422,000 in increased borrowings under the $26,500,000 Finova Loan Agreement (the "Finova Loan Agreement") and $15,428,750 in net proceeds from the MMR Senior Subordinated Debentures and Huff Warrant proceeds of $446,250.

         Cash flow from operating activities for the six months ended June 30, 1996 was $802,687. Cash flow provided by investing activities for the six months ended June 30, 1996 was $1,324,189. Cash flow used for financing activities for the six months ended June 30, 1996 was $857,604.

         At June 30, 1996, MMR's debt consists of:


                                                     FINOVA                    HUFF                   TOTAL
                                                   -----------            -----------              -----------
Balance as of June 30, 1996.............           $24,900,000            $15,949,081              $40,849,081
Current portion of long term debt.......             1,848,000                     --                1,848,000
                                                   -----------            -----------              -----------
Long term debt..........................           $23,052,000            $15,949,081              $39,001,081
                                                   ===========            ===========              ===========


         The Finova Loan bears interest at a floating rate equal to the Citibank, N.A. base rate plus 2.5%. Interest on the principal balance is payable monthly in arrears and principal is payable quarterly in arrears according to a schedule provided by Finova. The final principal payment is due April 2000. MMR may voluntarily prepay the principal balance at any time subject to a prepayment premium up to 3% on the amount prepaid. MMR is required to make mandatory prepayments based upon a calculation of excess cash flow.

         The Finova Loan Agreement contains numerous and customary events of defaults, including material misrepresentations, payment defaults, limitations on capital expenditures and SCMC fees and defaults which would result from a shortfall in certain financial ratios.

         The MMR Senior Subordinated Debentures contain numerous affirmative and negative covenants including covenants related to a change in control of MMR. MMR obtained a waiver from Huff of the change of control covenant with respect to the conversion, pursuant to MMR's Restated Certificate of Incorporation, of certain non-voting securities into MMR Class B Shares by Robert F.X. Sillerman. The term of the debentures is six years and they contain certain restrictions regarding MMR's right to call and provide Huff with the option to put debentures in amounts equal to



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various percentages of the proceeds exceeding $1,000,000 realized by MMR from the exercise of the MMR's Class A and/or MMR Class B Warrants. The amount which may be put cannot exceed 50% (to be increased to 75% upon certain conditions) of the existing warrant exercise proceeds. It is expected that the MMR will not be required to utilize the proceeds from the MMR Warrant Redemption to prepay the debentures since MMR obtained a waiver from Huff of the put provisions. The waiver, however, will lapse in the event that the Merger Agreement is terminated. In the event that warrantholders exercise their MMR Class A Warrants and purchase, for $7.75 each, MMR Class A Shares rather than have their warrants redeemed in the MMR Warrant Redemption, and the Merger Agreement is terminated, MMR may be required to prepay a portion of the debentures. In such an event, there can be no assurance that MMR will have sufficient funds to meet its prepayment obligations, in which event the entire principal amount of debentures may become due and payable. Interest is payable at 10% of the face amount of the debentures for the first three (3) years, and 16% thereafter. During the first three years of the term of the debentures, interest may be paid in kind by the issuance of additional debentures. However, after the first year, failure to pay interest in cash will result in a default which, while not giving rise to a right of acceleration, will give Huff the right, subject to the approval of the FCC, to assert control over MMR's Board of Directors. If MMR is unable or not permitted to pay the cash interest under the restrictions on interest payment contained in the Finova Loan or to pay the cash interest in the three years following the closing, the interest will be paid in kind. Each $1,000 face amount of debenture is accompanied by 32.28 Huff Warrants. The warrants are exercisable for a ten-year period at $7.75 per share (subject to dilution protection) and are callable by MMR at $30.00 per share.

         The MMR Senior Subordinated Debentures provide for representation of the holder on MMR's Board of Directors and each committee of the Board, subject to election by MMR shareholders. In the event of a default, the holder may have the right, under certain circumstances and subject to FCC approval, to elect a majority of the MMR Board of Directors. Messrs. Ferrel, Morrow and Sillerman have entered into a Shareholders Agreement with Huff pursuant to which their shares will be voted to effectuate these provisions.

         At June 30, 1996, MMR was in compliance with all covenants under the Finova Loan Agreement and the MMR Senior Subordinated Debentures. The Finova Loan Agreement contains a covenant which places an annual limitation on the amount of MMR's corporate overhead. As a result of the significant expansion of MMR's operations, this covenant was breached during the year ended December 31, 1995, and such breach was subsequently waived by Finova. This covenant, as well as a similar covenant in the agreement governing the MMR Senior Subordinated Debentures, was breached by MMR in the third quarter of 1996. Mr. Sillerman had notified MMR that he intended to convert his non-voting MMR Class C Shares and MMR Original Preferred Shares into voting MMR Class B Shares upon any such default and on August 28, 1996 Mr. Sillerman effected such conversion. MMR obtained a waiver of its default under the Finova Loan Agreement and a waiver of its default under the agreement governing the MMR Senior Subordinated Debentures. See "Business of MMR--Change of Control of MMR."

         MMR has entered into the Merger Agreement, pursuant to which, subject to stockholder approval and satisfaction of certain other conditions, MMR agreed to merge with and into a wholly-owned subsidiary of SFX. In the event that the Merger Agreement is terminated pursuant to certain provisions thereof, MMR will have the right, subject to the receipt of prior FCC approval and the receipt of any required consents from Finova and Huff, to acquire the MMR Liberty Stations from SFX for $100.0 million, in which event SFX will be subject to a substantial tax liability. In the event the Merger Agreement is terminated pursuant to certain provisions thereof, SFX will have the right to structure an exchange of certain of MMR's stations for the MMR Liberty Stations, subject to receipt of any necessary prior FCC approval, in a transaction which is intended to qualify as a like-kind exchange under Section 1031 of the Code. The Merger Agreement also provides that MMR shall pay SFX a fee of $3.5 million in the event that the Merger Agreement is terminated as a consequence of (i) MMR accepting a Competing Transaction, (ii) the MMR Board or the MMR Independent Committee (a) having failed to recommend, withdrawing or materially modifying its recommendation of the Merger and the Merger Agreement, except in certain circumstances or (b) recommending or failing to recommend against accepting a Competing Transaction, (iii) any party (other than SFX, Acquisition Sub or their affiliates) acquires beneficial ownership of 30% or more of any class of MMR's capital stock, or (iv) the MMR Stockholders having failed to approve the Merger, a proposal for a Competing Transaction shall have been made prior to such termination and any Competing Transaction is consummated within one year of such termination.. Except in connection with a termination pursuant to which the Alternate Proposal Fee would otherwise be due and owing, MMR shall pay SFX a fee of $1.0 million, which amount is inclusive of certain expenses, if a majority of the combined voting power of MMR votes



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




with respect to, but does not vote in favor of, the Merger. See "The Merger Agreement--Termination; Fees and Expenses." See "Certain Relationships and Related Transactions--Material Contacts Between SFX and MMR."

         MMR completed the sale of WRSF-FM, operating in Nags Head, North Carolina on March 28, 1996 and realized proceeds of $950,000. MMR recognized a gain of $68,842 on the sale of WRSF-FM.

         On March 15, 1996, MMR entered into an agreement to sell KOLL-FM, operating in Little Rock, Arkansas to Triathlon for approximately $4.1 million, of which MMR received a deposit of $3.5 million. MMR and Triathlon have obtained an appraisal that the station is valued at $4.1 million from a nationally recognized appraisal firm. MMR entered into a definitive agreement for this sale on July 15, 1996. MMR will not recognize a gain or loss on the sale of this station, since it was acquired as part of the Southern Starr Acquisition on March 27, 1995.

         On July 10, 1996, MMR sold the assets of the Augusta Stations to Wilks Broadcast Acquisitions, Inc. for a price of $5.0 million. MMR has recorded a provision for loss on the sale of the Augusta Stations of $1,539,838. MMR used $2,769,607 of the proceeds to pay down the outstanding balance under the Finova Loan.

         On August 29, 1996, MMR consummated the acquisition of radio station WMYB-FM, operating in Myrtle Beach, South Carolina, for a purchase price of $1.1 million (the "MMR Myrtle Beach Acquisition"). On September 30, 1996, MMR agreed to sell WMYB-FM and WYAK-FM, which also operate in Myrtle Beach, South Carolina, to Pinnacle Broadcasting Company for a price of $5.125 million, payable over a period of four years (the "MMR Myrtle Beach Disposition").

         In September 1996, MMR acquired radio station WKSS-FM, operating in Hartford, Connecticut, for a purchase price of $18.0 million. In order to fund the acquisition of WKSS-FM and its working capital needs prior to the completion of the Merger, MMR entered into a loan agreement with SFX in September 1996 whereby SFX agreed to lend MMR $18.0 million for the acquisition of WKSS-FM and up to an additional $5.0 million for its working capital needs (the "SFX Loan"). Prior to that date, SFX had advanced approximately $2.2 million of such $23.0 million to MMR for working capital, including a nonrefundable fee of $2.0 million which was paid by SFX to SCMC on behalf of MMR for investment banking services provided to MMR in connection with the Merger. See "Certain Relationships and Related Transactions--Relationship of MMR with SCMC." As of September 30, 1996, SFX had loaned MMR approximately $20.0 million pursuant to the loan agreement. The SFX Loan bears interest at 12% per annum and the principal of the SFX Loan will be payable as follows: (i) if the Merger is consummated, the SFX Loan plus accrued interest shall be due within 30 days thereafter; (ii) if the Merger is terminated pursuant to certain sections of the Merger Agreement and MMR exercises its right pursuant to the Merger Agreement to acquire the MMR Liberty Stations from SFX for an aggregate purchase price of $100 million, then (a) $750,000 of the outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due on the date MMR exercises such option, (b) $17,250,000 of the outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due upon the closing of such acquisitions and
(c) the balance of the SFX Loan, plus accrued interest thereon, shall be due on the date the Merger Agreement is terminated; (iii) if the Merger is terminated pursuant to certain sections of the Merger Agreement and SFX exercises its right pursuant to the Merger Agreement to exchange the MMR Liberty Stations for certain of MMR's stations, then (a) $18.0 million of the outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due on the date of the closing of such exchange and (b) the balance of the outstanding principal of the SFX Loan shall be due on the date the Merger Agreement is terminated; and (iv) if the Merger Agreement is terminated pursuant to certain sections of the Merger Agreement, the entire outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due within 45 days of the date of such termination and $18.0 million of the outstanding principal shall be repaid in full by means of a transfer to SFX of MMR's ownership interest in the WKSS-FM. To secure the SFX Loan, MMR pledged the shares of its wholly-owned subsidiary which acquired the assets of WKSS-FM to SFX. In addition, MMR granted SFX a security interest in all of the assets of such subsidiary to the extent permitted by law. See
"The Merger Agreement--Other Provisions."

         It is anticipated that SFX will repay all amounts outstanding under the Finova Loan and the MMR Senior Subordinated Debentures simultaneously with the consummation of the Merger.

         MMR expects that the outstanding MMR Class A Warrants to purchase 1,055,437 MMR Class A Shares will be exercised at an exercise price of $7.75 per share prior to the MMR Warrant Redemption. Pursuant to the agreement governing the MMR Class A Warrants and the MMR Class B Warrants, MMR is required to pay a fee of 4% of the exercise price for each MMR Class A Warrant ($0.31) or MMR Class B Warrant ($0.46) exercised to either D.H. Blair


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Investment Banking Corp.("D.H. Blair") or Americorp Securities, Inc.
("Americorp"), depending on which firm solicited the exercise of the applicable warrant. Each of D.H. Blair and Americorp beneficially holds over 5% of the outstanding MMR Class A Shares. MMR anticipates that such fee will aggregate approximately $570,400 for the exercise of all MMR Class A Warrants in connection with the MMR Warrant Redemption. MMR has also commenced the MMR Exchange Offer.

         MMR entered into agreements to acquire WROQ-FM, operating in Greenville, South Carolina, WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina. MMR and SFX subsequently agreed that SFX would finance the purchase of such stations and that MMR would immediately thereafter transfer the purchased assets to SFX. The acquisitions of WROQ-FM, WTRG-FM, WRDU-FM, WMFR-AM, WMAG-FM and WTCK-AM were consummated in June 1996, and the acquisitions of WSTZ-FM and WZRX-AM were consummated in August 1996, and such stations were simultaneously transferred to SFX.

         In August 1995, the MMR Stockholders approved the adoption of a compensation plan pursuant to which MMR would issue up to 200,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of MMR (the "MMR Series A Preferred Shares") and 200,000 MMR Series B Preferred Shares. Such issuance was approved by the stockholders of MMR in August 1995. Of each such series of convertible preferred stock of MMR, 40,000, 10,000, 5,000, 5,000, 80,000, 40,000 and 20,000 shares were issued in July 1996 to Michael G. Ferrel, Bruce Morrow, Edward Simon, Myles Schumer, Robert F.X. Sillerman, SCMC and Howard J. Tytel, respectively.

         The terms of the MMR Series A Preferred Shares provided that they would convert, on a share for share basis, into an equal number of MMR Class A Preferred Shares in the event that Broadcast Cash Flow equaled or exceeded $5.0 million for the fiscal year ending December 31, 1995, and the terms of the MMR Series B Preferred Shares provide that they will be converted, on a share for share basis, into an equal number of shares of MMR Class A Preferred Shares in the event that Broadcast Cash Flow equals or exceeds $10.0 million for the fiscal year ending December 31, 1997. However, in no event shall any MMR Series A Preferred Shares or MMR Series B Preferred Shares be converted unless the closing sale price of an MMR Series A Preferred Share for the 30 trading days immediately preceding such conversion exceeds $7.50 per share. The terms of the MMR Series A Preferred Shares and the MMR Series B Preferred Shares provide that, if the performance goals are not met, the shares will be redeemed for $0.01 per share. MMR achieved Broadcast Cash Flow of at least $5.0 million in 1995 and accordingly, all of the MMR Series A Preferred Shares were converted into an equal number of MMR Class A Shares on July 31, 1996. On July 31, 1996 the holders of the MMR Class A Shares issuable upon conversion of the MMR Series A Preferred Shares and the holders of the MMR Series B Preferred Shares entered into an escrow arrangement with respect to such shares. Pursuant to such escrow arrangement, such shares shall be released from escrow ratably over a five-year period commencing in April 1997. Such shares may not be transferred until released from escrow but they may be voted while in escrow. See "Management of MMR--Preferred Stock Issuance." See "Remuneration of Management of SFX--Employment Agreements" for a discussion of certain circumstances in which Mr. Ferrel's shares may be released from escrow upon the consummation of the Merger.

         During the quarter ended September 30, 1996, MMR began to incur non-cash charges to earnings, which will equal the fair market value of the MMR Class A Shares issued on July 31, 1996, upon conversion of the MMR Series A Preferred Shares, amortized over the escrow period. Additional charges will be incurred beginning in the quarter in which the MMR Series B Preferred Shares become probable of being converted. Such charges could substantially reduce MMR's net income for financial reporting purposes during such periods. The conversion of such stock will also result in dilution to the holders of the MMR Class A Shares.

         MMR expects that cash flow from operations together with borrowings available under the SFX Loan will be sufficient to fund capital expenditures, quarterly principal payments under the Finova Loan Agreement and operations through the expected closing of the Merger. In the event that the Merger is not consummated, MMR will require additional debt or equity financing to fund the repayment of the SFX Loan, the payment of any termination fees payable pursuant to the Merger Agreement, future acquisitions (including the MMR Liberty Stations), repayment of MMR Senior Subordinated Debentures and repayment of outstanding debt. There can be no assurance that MMR will be able to secure additional financing on acceptable terms, if at all, and depending upon the terms of any such financing, such financing may be restricted by the terms of the indenture relating to the MMR Senior Subordinated Debentures or the



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Finova Loan Agreement. MMR may be required to pay SFX certain liquidated damages, or may be entitled to receive liquidated damages from SFX, if the Merger does not occur.



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                                BUSINESS OF MMR


GENERAL


         MMR is a radio broadcasting company which acquires and operates radio stations in medium-sized markets primarily located in the eastern United States. MMR will own and operate or provide programming to or sell advertising time on behalf of eight FM stations and one AM station (after giving effect to the MMR Little Rock Disposition, the MMR Myrtle Beach Disposition and the termination of certain agreements) serving Hartford, Connecticut; New Haven, Connecticut; Springfield/Northampton, Massachusetts; Daytona Beach, Florida; and Biloxi, Mississippi. In the event that the Merger Agreement is terminated pursuant to certain provisions thereof, MMR will have the right, subject to the receipt of prior FCC approval and the receipt of any required consents from Finova and Huff, to acquire the MMR Liberty Stations from SFX for $100.0 million, in which event SFX will be subject to a substantial tax liability. In the event the Merger Agreement is terminated pursuant to certain provisions thereof, SFX will have the right to structure an exchange of certain of MMR's stations for the MMR Liberty Stations, subject to any necessary FCC approval, in a transaction which is intended to qualify as a like-kind exchange under
Section 1031 of the Code. See "The Merger Agreement--Other Provisions."


MMR STRATEGY


         GENERAL. MMR seeks to be a dominant radio broadcasting company (i.e., one of the top three radio broadcasters in terms of local market revenues) in medium-sized markets primarily located in the eastern United States. MMR believes that the benefits of this strategy include: (i) greater control and flexibility in the pricing of advertising rates, (ii) the ability to more effectively sell the benefits of radio advertising versus other advertising media, (iii) the ability to more effectively target and position its stations and to attract top talent and (iv) a lesser susceptibility to economic downturns. MMR's focus on medium-sized markets is fundamental to this strategy by allowing MMR to apply sophisticated programming, promotional and broadcasting techniques to these markets, which are frequently populated with fewer and less sophisticated competitors.

         MMR also believes that market-dominant stations can better capitalize on the operating leverage in the radio industry. Since a majority of the costs of operating a radio station are generally fixed, an increase in advertising revenue should result in a disproportionate increase in Broadcast Cash Flow, thereby resulting in an improvement in Broadcast Cash Flow margin.

         ACQUISITIONS. MMR believes that one of the primary ways to implement its market-dominant strategy is by acquiring and operating multiple stations in an individual market. MMR believes that multiple station ownership in its markets can enhance its competitive strength by offering advertisers a broader range of advertising packages, which has the potential to increase revenues as well as achieve cost savings by eliminating duplicative sales and overhead expenses.

         OPERATIONS. MMR believes that the experience of its management and its advisors with radio stations in all market sizes can be applied to improve the financial performance and Broadcast Cash Flow of radio stations located in medium-sized markets by enhancing revenues while controlling costs.

         MMR seeks to enhance billings by implementing or improving upon: (i) targeted programming designed to increase audience share within specific demographic groups considered to be particularly attractive to advertisers,
(ii) sales and marketing programs intended to increase both audience share and the sale of advertising time and (iii) effective advertising rate management and inventory control. MMR believes that selling advertising time in medium-sized markets is less dependent on ratings than on aggressive marketing techniques.

         In addition, MMR seeks to reduce expenses by: (i) implementing strict cost controls at both the station and corporate level, including strict financial reporting requirements, expense budget limitations and centralized accounting and purchasing systems, (ii) lowering overhead by combining and centralizing the administrative functions of its stations and (iii) realizing economies of scale by operating multiple stations in a single market. In operating each of its stations, MMR focuses on the development of strong decentralized local management which is responsible for the day-to-day operations of the stations and which receives incentive-based compensation based on such station's financial performance.



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MMR HISTORY


         MMR was incorporated in Delaware on August 28, 1992 and began its operations on July 29, 1993 when it acquired its Springfield/Northampton and Myrtle Beach stations for approximately $13.5 million with approximately $6.6 million from the proceeds of its initial public offering, net borrowings of $7.3 million under the MMR Credit Agreement and $1.3 million from the sale of MMR Class B Shares and MMR Class C Shares to certain of its principal stockholders and management.

         In November 1993, MMR began providing programming to WVCO-FM, operating in the Myrtle Beach, South Carolina market, pursuant to a letter of intent granting the owner an option to sell WVCO-FM to MMR for $650,000. On December 15, 1994, the owner of WVCO-FM exercised this option; however, no sale was consummated. Pursuant to an LMA, MMR currently provides a substantial portion of the programming broadcast on WVCO-FM and sells advertising time during such programming segments for its own account. MMR anticipates the termination of all agreements with respect to WVCO-FM in December 1996.

         On March 30, 1994, MMR acquired for approximately $6.7 million radio station WRXR-FM, operating in the Augusta, Georgia market, and an option to acquire radio station WKBG-FM, a station which was under construction in the Augusta, Georgia market. This acquisition was financed with proceeds from MMR's second public offering of 1,840,000 units comprised of one MMR Class A Share, one MMR Class A Warrant and one MMR Class B Warrant.

         On March 27, 1995, MMR acquired, through a merger agreement, the outstanding stock of Southern Starr, which owned radio stations WPLR-FM, serving New Haven, Connecticut; WKNN-FM, WMJY-FM/WVMI-AM, serving Biloxi, Mississippi; WGNE-FM, serving Daytona Beach, Florida; KOLL-FM serving Little Rock, Arkansas; and WYBC-FM, serving New Haven Connecticut - a station on which advertising time is sold pursuant to a JSA. The total consideration paid for this acquisition was approximately $35.0 million in cash, which include fees and repayment of Southern Starr's indebtedness.

         MMR financed the Southern Starr Acquisition by increasing its borrowings by $19,422,000 under the Finova Loan Agreement and with $15,875,000 in net proceeds from the placement of the MMR Senior Subordinated Debentures and the Huff Warrants. The Huff Warrants' purchase price was $446,250.


CHANGE OF CONTROL OF MMR


         Immediately prior to the conversion of stock on August 28, 1996 described in the next paragraph, Mr. Sillerman's beneficial ownership of the stock of MMR consisted of 227,000 MMR Class A Shares, 360,000 MMR Class C Shares, 133,334 MMR Original Preferred Shares and 120,000 MMR Series B Preferred Shares. MMR's Restated Certificate of Incorporation permitted the holders of the MMR Class C Shares to convert such non-voting (except as required by law) shares into an equal number of one-vote-per-share MMR Class A Shares, or on or after July 29, 1998, or earlier after May 15, 1996 in the event that MMR is in default under any obligation for borrowed money, into an equal number of MMR Class B Shares, which generally have ten votes per share. On or after July 29, 1998, or earlier in the event of such default or failure after May 15, 1996, the holders of the MMR Original Preferred Shares were permitted to convert such non-voting (except as required by law) shares into an equal number of ten-votes-per-share MMR Class B Shares. The Finova Loan Agreement and MMR's agreement governing the MMR Senior Subordinated Debentures contain covenants which limit MMR's annual corporate overhead expenditures. MMR has been in default of this covenant in the Finova Loan Agreement in each of the last two years, in part due to the expansion of MMR through acquisitions consummated subsequent to entering into the Finova Loan Agreement, and has received waivers of such default from Finova. In the third quarter of 1996, MMR again exceeded the limitation on annual corporate overhead expenditures contained in the Finova Loan Agreement and also exceeded the limitation on annual corporate overhead expenditures contained in the agreement governing the MMR Senior Subordinated Debentures.

         Because of such defaults, Messrs. Sillerman and Ferrel were permitted to convert their MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares and on August 28, 1996 Mr. Sillerman exercised his right to convert his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares on a share for share basis. As a result of such conversion, Mr. Sillerman's beneficial ownership of the stock of MMR consists of 227,000 MMR Class A Shares, 493,334 MMR Class B Shares and 120,000 MMR Series B Preferred Shares. (Mr. Ferrel




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




has informed MMR that, in the event that the Merger is consummated shortly after the MMR Special Meeting, he does not intend to exercise his conversion rights with respect to the MMR Original Preferred Shares owned by him.) MMR obtained a waiver of its default under the Finova Loan Agreement with respect to exceeding its corporate overhead limit and entering into the SFX Loan for a payment of $10,000, and also obtained a waiver of its default under the agreement governing the MMR Senior Subordinated Debentures. Such conversion will not affect the number or class of the SFX Shares to be received by Mr. Sillerman in the Merger nor will it permit him to control the outcome of the stockholder vote on Proposal A. Prior to the conversion, the MMR Original Preferred Shares held by Messrs. Sillerman and Ferrel were placed in escrow pursuant to which, in the event that such shares were or are converted into MMR Class B Shares, Messrs. Sillerman and Ferrel may vote such shares but are prohibited from transferring such shares prior to July 29, 1998. As a result of the conversion of his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares, Mr. Sillerman may be deemed to beneficially own shares representing 14.7% of the outstanding combined voting power of MMR with respect to Proposal A, 49.5% of the outstanding combined voting power of MMR with respect to Proposal B (and 4.7% and 77.9% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, for Proposal B) and 49.5% with respect to most other matters. See "Remuneration of Management of SFX--Employment Agreements" for a discussion of circumstances in which Mr. Ferrel's shares may be released from escrow upon the consummation of the Merger.

         Mr. Sillerman's conversion of his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares constituted a change of control of MMR under the Communications Act and the rules and regulations promulgated thereunder. Prior to his conversion, Mr. Sillerman obtained the approval of the FCC and the Antitrust Agencies to such action. Mr. Sillerman's ability to assume voting control of MMR under the statutes and regulations regulating the ownership of radio stations was made possible as a result of the passage of the Recent Legislation, which eliminated the limits on the number of radio stations one person or entity may own nationally and liberalized the limits on the number of radio stations one person or entity may own locally.

         See "Security Ownership of Management and Principal Stockholders of MMR--Conversion of Stock by Mr. Sillerman."


RECENT ACQUISITIONS, DISPOSITIONS AND OTHER TRANSACTIONS


         In March 1996, MMR entered into an agreement to acquire substantially all of the assets of WAEG-FM and WAEJ-FM, both operating in Augusta, Georgia, from a seller involved in bankruptcy proceedings, for an aggregate purchase price of approximately $415,000 plus the assumption of a note with approximately $450,000 remaining due. Immediately upon consummation of the acquisition of WAEG-FM and WAEJ-FM, MMR has agreed to sell the stations to Davis Broadcasting of Augusta, Inc., subject to FCC approval.

         On March 15, 1996, MMR entered into an agreement to sell KOLL-FM, Little Rock, Arkansas, to Triathlon for approximately $4.1 million (the "MMR Little Rock Disposition"). MMR received a deposit of $3.5 million. MMR and Triathlon have obtained an appraisal that the station is valued at $4.1 million from a nationally recognized appraisal firm. MMR entered into a definitive agreement for this sale on July 15, 1996.

         On March 28, 1996, MMR completed the sale of WRSF-FM, Nags Head, North Carolina, for $950,000.

         On July 10, 1996, MMR sold the assets of the Augusta Stations to Wilks Broadcast Acquisitions, Inc. for $5.0 million. In addition, MMR intends to allow its JSA with respect to WCHZ-FM, operating in Augusta, Georgia, to expire in December 1996.

         On August 29, 1996, MMR consummated the acquisition of radio station WMYB-FM, operating in Myrtle Beach, South Carolina, for a purchase price of $1.1 million. On September 30, 1996, MMR agreed to sell WMYB-FM and WYAK-FM, which also operates in Myrtle Beach, South Carolina, to Pinnacle Broadcasting Company for a price of $5.125 million, payable over a period of four years (the "MMR Myrtle Beach Disposition").

         On September 4, 1996, MMR consummated the acquisition of radio station WKSS-FM, Hartford, Connecticut, for a purchase price of $18.0 million (the "MMR Hartford Acquisition"). In order to fund the acquisition of WKSS-FM and its working capital needs prior




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to the completion of the Merger, MMR entered into a loan agreement relating to the SFX Loan, whereby SFX agreed to lend MMR up to $18.0 million for the acquisition of WKSS-FM and up to an additional $5.0 million for its working capital needs, including a $2.0 million non-refundable fee which was paid by SFX to SCMC on behalf of MMR for investment banking services provided to MMR in connection with the Merger. See "Certain Relationships and Related Transactions--Relationship of MMR with SCMC." As of September 30, 1996, SFX had loaned MMR approximately $20.0 million pursuant to the loan agreement. The SFX Loan bears interest at 12% per annum and the principal of the SFX Loan will be payable as follows: (i) if the Merger is consummated, the SFX Loan plus accrued interest shall be due within 30 days thereafter; (ii) if the Merger is terminated pursuant to certain sections of the Merger Agreement and MMR exercises its right pursuant to the Merger Agreement to acquire the MMR Liberty Stations from SFX for an aggregate purchase price of $100 million, then
(a) $750,000 of the outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due on the date MMR exercises such option, (b) $17,250,000 of the outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due upon the closing of such acquisitions and (c) the balance of the SFX Loan, plus accrued interest thereon, shall be due on the date the Merger Agreement is terminated; (iii) if the Merger is terminated pursuant to certain sections of the Merger Agreement and SFX exercises its right pursuant to the Merger Agreement to exchange certain of its radio stations for certain of MMR's radio stations, then (a) $18.0 million of the outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due on the date of the closing of such exchange and (b) the balance of the outstanding principal of the SFX Loan shall be due on the date the Merger Agreement is terminated; (iv) if the Merger Agreement is terminated pursuant to certain sections of the Merger Agreement, the entire outstanding principal of the SFX Loan, plus accrued interest thereon, shall be due within 45 days of the date of such termination and $18.0 million of the outstanding principal shall be repaid in full by means of a transfer to SFX of MMR's ownership interest in the WKSS-FM. To secure the SFX Loan, MMR pledged the shares of its wholly-owned subsidiary which acquired the assets of WKSS-FM to SFX. In addition, MMR granted SFX a security interest in all of the assets of such subsidiary to the extent permitted by law. See "The Merger Agreement--Other Provisions."


THE MMR STATIONS


         The following table summarizes certain information with respect to the radio stations MMR will own and operate or provide programming to or sell advertising on behalf of, after giving effect to the MMR Little Rock Disposition, the MMR Myrtle Beach Disposition and the termination of certain agreements.



                                                                                STATION RANK                   1995       TOTAL
                                                                                   AMONG                     STATION     NUMBER
                           MARKET                                TARGET            TARGET       AUDIENCE     REVENUE   OF STATIONS
      STATION(1)            RANK     STATION FORMAT(2)      DEMOGRAPHICS(2)     DEMOGRAPHICS      SHARE        RANK     IN MARKET
-----------------------    ------    -----------------      ---------------     ------------    --------      ------   -----------
NORTHEAST REGION

Hartford, CT                 41
   WKSS-FM (3).....                 Top 40                     Adults 18-34              2            6.4%          5          21

Springfield/                 76
    Northampton, MA (4)
   WHMP-FM.........                 Alternative                Adults 18-34              9*           1.4%          6          16
   WHMP-AM.........                 Talk                       Adults 35-64             15*           1.1%         10          16
   WPKX-FM.........                 Country                    Adults 25-54              2           10.5%          2          16

New Haven, CT                95
   WPLR-FM.........                 Album Oriented Rock        Adults 18-34              1            8.7%          1           8
   WYBC-FM (5).....                 Urban AC                   Adults 18-34              4            4.6%          4           8

SOUTHERN REGION (6)

Daytona Beach, FL            93
   WGNE-FM.........                 Country                    Adults 25-54              2*                       819%         13

Biloxi, MS                  134
   WKNN-FM.........                 Country                    Adults 25-54              1           15.3%          1          20
   WMJY-FM.........                 AC                         Women 25-54               2            7.1%          6          20

------------------

*     Indicates ranking is tied with another station.

(1) Some stations are licensed to a different community located within the market they serve.

(2) Due to variations that may exist within the same station programming format, the demographic target may be different even though the station format is the same.

(3) In September 1996, MMR acquired WKSS-FM. If the Merger is not consummated, MMR may be required to transfer this station to SFX. See "--Recent Acquisitions, Dispositions and Other Transactions".

(4) Northampton is not separately rated by The Arbitron Company and, accordingly, the number of stations in the market represents the number of stations in the combined Springfield/Northampton, Massachusetts market.

(5)      MMR sells advertising on WYBC-FM pursuant to a JSA.

(6) Does not include (i) KOLL-FM, Little Rock, Arkansas, which MMR has agreed to sell, (ii) WCHZ-FM, Augusta, Georgia, on which MMR sells advertising pursuant to a JSA which terminates in December 1996 and which MMR does not intend to renew, (iii) WVCO-FM, operating in Myrtle Beach, South Carolina, on which MMR currently provides programming pursuant to an LMA which terminates in December 1996 and which MMR does not intend to renew, (iv) the MMR Liberty Stations, which MMR may acquire under certain circumstances in the event that the Merger Agreement is terminated, (v) two stations operating in the Houston, Texas market, KQUE-FM and KNUZ-AM, which MMR has agreed to acquire, subject to the satisfaction of certain conditions precedent, and then transfer to SFX, (vi) WYAK-FM and WMYB-FM, Myrtle Beach, South Carolina, which MMR has agreed to sell, or (vii) WAEG-FM and WAEJ-FM, both operating in Augusta, Georgia, which MMR has agreed to acquire and to sell to a third party. See "--MMR History," "--Recent Acquisitions, Dispositions and Other Transactions" and "Certain Relationships and Related Transactions--Material Contacts Between SFX and MMR."


ADVERTISING


         The primary source of MMR's revenues is the sale of broadcasting time for local, regional and national advertising. A station's sales staff generates most of its local advertising sales, which comprises approximately 90% of MMR's revenues. To generate national advertising sales, MMR engages an advertising representative for each of its stations specializing in national advertising sales who is compensated on a commission-only basis. Most advertising contracts are short-term and generally run only for a few weeks.

         MMR believes that radio is one of the most efficient, cost-effective means for advertisers to reach specific demographic groups. Radio is a precisely targeted medium and is highly flexible due to the short lead time between production and broadcast and the relative ease of production of commercials. To ensure that an advertising message will be heard mainly by its targeted customer base, an advertiser can choose to advertise on a station with a format that appeals to a specific demographic group. In addition, radio can more readily reach people in the workplace and in their cars than television and other media.

         Advertising rates charged by radio stations are based primarily on a station's ability to attract audiences in the demographic groups targeted by advertisers (as measured by ratings service surveys quantifying the number of listeners tuned to the station at various times of the day and week), on the number of stations in the market competing for the same demographic group and on the supply of and demand for radio advertising time. Rates are generally highest during morning and afternoon drive-time hours.

         The number of advertisements that are broadcast each hour depends on the format of a particular station. MMR estimates the number of advertisements broadcast per hour that can maximize available revenue dollars without jeopardizing listening levels. Although the number of advertisements broadcast during a given time may vary, the total number of slots available for broadcast advertising on a particular station generally does not vary significantly from year to year.


COMPETITION


         Radio broadcasting is a highly competitive business. MMR's stations compete for listeners and advertising revenues directly with other radio stations within their markets. Radio stations compete for listeners primarily on the basis of program content and by hiring high-profile talent with appeal to a particular demographic group. MMR competes for advertising revenues principally through effective promotion of its stations' listener demographics and audience shares, and through the number of listeners in a target group that can be reached for the price charged for the air-time. MMR's stations also compete for advertising revenues with other media, including broadcast television, cable television, newspapers, magazines, direct mail, coupons and billboard advertising. By building in each of its markets a strong listenership base comprised of a specific demographic group, MMR is able to attract advertisers seeking to reach those listeners. Other factors that affect a station's competitive position include its authorized power, terrain, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other stations in the market area.

         The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and by digital audio broadcasting. See "--Federal Regulation of Broadcasting--Proposed Changes." The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact disks. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry. MMR also competes with other radio station groups to purchase additional stations. Some of these other groups are owned or operated by companies that are larger and have more financial and other resources than MMR.

         The Recent Legislation will permit other radio broadcasting companies to enter the markets in which MMR operates or may operate in the future, some of which may be larger and have more financial resources than MMR. There can be no assurance that MMR's existing stations or those to be acquired pursuant to the Acquisitions will be able to maintain or increase their respective current audience ratings or advertising revenue market share.

         MMR's revenues vary throughout the year. As is the case throughout the radio broadcasting industry, MMR's first quarter generally reflects the lowest revenues and its fourth quarter generally reflects the highest revenues for each year.

EMPLOYEES

         As of September 30, 1996, MMR had approximately 230 full and part-time employees. No employees of the stations are represented by labor unions. MMR's relations with its employees historically have been good.


FEDERAL REGULATION OF RADIO BROADCASTING


         The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act.

         The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

         FCC LICENSES. Radio stations operate pursuant to broadcasting licenses that may be granted by the FCC for maximum terms of seven years (the FCC has proposed in a recent rulemaking raising such maximum terms to eight years as permitted by the Recent Legislation) and are subject to renewal upon application to the FCC. During certain periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. The FCC will grant a renewal application if it finds that the station has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

         The following table sets forth certain information with respect to each station that MMR will own and operate, provide programming to pursuant to an LMA or sell advertising on behalf of pursuant to a JSA, after giving effect to the MMR Little Rock Disposition, the MMR Myrtle Beach Disposition and the termination of certain agreements.



   METROPOLITAN MARKET SERVED                                                                         EXPIRATION DATE OF
    AND STATION CALL LETTER       CITY OF LICENSE              FREQUENCY              POWER           FCC AUTHORIZATION
 --------------------------       ---------------              ---------              -----           -----------------
NORTHEAST REGION
Hartford, CT
     WKSS-FM....................  Hartford-Meriden, CT           95.7 MHz              16.5kw                4/1/98
Springfield/Northampton, MA
     WHMP-FM....................  Northampton, MA                99.3 MHz                3kw                 4/1/98
     WHMP-AM....................  Northampton, MA                1400 kHz                1kw                 4/1/98
     WPKX-FM....................  Enfield, CT                    97.9 MHz               2.2kw                4/1/98
New Haven, CT
     WPLR-FM....................  New Haven, CT                  99.1 MHz               14kw                 4/1/98
     WYBC-FM....................  New Haven, CT                  94.3 MHz               1.8kw                4/1/98
SOUTHERN REGION (1)
Daytona Beach, FL
     WGNE-FM....................  Titusville, FL                 98.1 MHz               100kw                2/1/03
Biloxi, MS
     WKNN-FM....................  Pascagoula, MS                 99.1 MHz               95kw                 6/1/03
     WMJY-FM....................  Biloxi MS                      93.7 MHz               100kw                6/1/03



(1) Does not include (i) KOLL-FM, Little Rock, Arkansas, which MMR has agreed to sell, (ii) WCHZ-FM, Augusta, Georgia, on which MMR sells advertising pursuant to a JSA which terminates in December 1996 and which MMR does not intend to renew, (iii) WVCO-FM, operating in Myrtle Beach, South Carolina, on which MMR currently provides programming pursuant to an LMA which terminates in December 1996 and which MMR does not intend to renew, (iv) the MMR Liberty Stations, which MMR may acquire under certain circumstances in the event that the Merger Agreement is terminated, (v) KQUE-FM and KNUZ-AM, both operating in Houston, Texas, which MMR has agreed to acquire, subject to the satisfaction of certain conditions precedent, and then transfer to SFX, (vi) WYAK-FM and WMYB-FM, both operating in Myrtle Beach, South Carolina, which MMR has agreed to sell, or (vii) WAEG-FM and WAEJ-FM, both operating in the Augusta, Georgia market, which MMR has agreed to acquire and to sell to a third party. See "--MMR History," "--Recent Acquisitions, Dispositions and Other Transactions" and "Certain Relationships and Related Transactions--Material Contacts Between SFX and MMR."

         OWNERSHIP MATTERS. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein and compliance with the Communications Act's limitations on alien ownership.

         To obtain the FCC's prior consent to transfer control of or assign a broadcast license, appropriate applications must be filed with the FCC. If the transfer or assignment application involves a "substantial change" in ownership or control, the application is placed on public notice for a period of approximately 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If the transfer or assignment application does not involve a "substantial change" in ownership or control, it is a "pro forma" application. The "pro forma" application is nevertheless subject to having informal objections filed against it. If the FCC grants a transfer or assignment application, interested parties have approximately 30 days from public notice of the grant to seek reconsideration or review of that grant. The FCC normally has approximately an additional ten days to set aside on its own motion such grant.

         Pursuant to the Recent Legislation, the limit on the number of radio stations one entity may own nationally has been eliminated and the limits on the number of radio stations one entity may own locally have been increased as follows: (i) in a market with 45 or more commercial radio stations, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (FM or AM), (ii) in a market with between 30 and 44 (inclusive) commercial radio stations, an entity may own up to seven commercial radio stations, not more than four of which are in the same service, (iii) in a market with between 15 and 29 (inclusive) commercial radio stations, an entity may own up to six commercial radio stations, not more than four of which are in the same service and (iv) in a market with 14 or fewer commercial radio stations, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market. FCC ownership rules continue to permit an entity to own one FM and one AM station locally regardless of market size. For the purposes of these rules, in general, a radio station being programmed pursuant to an LMA by an entity is not counted as an owned station for purposes of determining the programming entity's local ownership limits unless the entity already owns a radio station in the market of the station with which the entity has the LMA; a radio station whose advertising time is being sold pursuant to a JSA is currently not counted as an owned station of the entity selling the advertising time even if that entity owns a radio station in the market of the station with which the entity has the JSA. As a result of the elimination of the national ownership limits and the liberalization of the local ownership limits effected by the Recent Legislation, radio station acquisitions may be subject to antitrust review by the Antitrust Agencies even if approved by the FCC. The Antitrust Agencies have not articulated the standards that may be applied in an antitrust review in the radio broadcasting industry.

         The Communications Act and FCC rules also prohibit the common ownership, operation or control (i) of a radio broadcast station and a television broadcast station serving the same geographic market, subject to a waiver of such prohibition for stations located in the largest television markets if certain conditions are satisfied (the Recent Legislation directs the FCC to extend such waiver policy to the top 50 television markets), and (ii) of a radio broadcast station and a daily newspaper serving the same geographic market. Under these rules, absent waivers, MMR would not be permitted to acquire any daily newspaper or television broadcast station (other than low-power television) in any geographic market in which it owns broadcast properties.

         The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding (or through subsidiaries controlling) broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 10% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable, except that, in general, no minority voting stock interest will be attributable if there is a single holder of more than 50% of the combined voting power of the corporation. The FCC has outstanding a notice of proposed rulemaking that, among other things, seeks comment on whether the FCC should modify its attribution rules by (i) restricting the availability of the single majority stockholder exemption and (ii) attributing under certain circumstances certain interests such as non-voting stock or debt. MMR cannot predict the outcome of this proceeding or how it will affect MMR's business. Also, under certain circumstances, the FCC's "cross-interest" policy may prohibit one party from acquiring an attributable interest in one media outlet and a substantial non-attributable economic interest in another media outlet in the same market.

         None of MMR's officers or directors have an attributable interest in any broadcast stations other than those of MMR, except that Edward L. Simon, a Director of MMR, is the President and Director of South Fork Broadcasting Corp., which owns WWHB-FM, operating in Hampton Bays, New York. Mr. Sillerman is directly the controlling stockholder of SFX and also has non-voting common and preferred stock interests in Triathlon, which has attributable interests in small and medium markets primarily located in the Midwest and Western United States. Heretofore, the FCC has not considered Mr. Sillerman's interest in Triathlon to be an attributable interest. However, Mr. Sillerman's non-voting stock interests in Triathlon are convertible into a voting stock interest under certain circumstances, including the receipt of necessary FCC approval. The FCC is examining, through outstanding rulemaking and adjudicatory proceedings, whether to change the criteria for considering an interest to be attributable. Some commentators in the rulemaking proceedings have urged that the test of attribution should not be voting power but rather influence over the licensee. Fisher Wayland Cooper Leader & Zaragoza LLP, FCC counsel to MMR, has advised MMR that, to the extent that the FCC adopts this standard, the contractual arrangements between SCMC and MMR and SCMC and Triathlon may cause Messrs. Sillerman and Tytel's interests in MMR and Triathlon to be attributable. If the FCC were to determine that Messrs. Sillerman and Tytel's interests were attributable, then Messrs. Sillerman and Tytel may be required to reduce the number of their attributable interests to the then-applicable permissible limits contained in the FCC's ownership rules, which reduction could have a material adverse effect on MMR.

         The Communications Act prohibits the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation of which more than 20% of the capital stock is owned of record or voted by Aliens. The Communications Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by Aliens. MMR has been advised that the FCC staff has interpreted this provision to require a finding that such a grant or holding would be in the public interest before a broadcast license may be granted to or held by any such corporation and that the FCC staff has made such a finding only in limited circumstances. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. As a result of these provisions, the licenses granted to the radio station subsidiaries of MMR by the FCC could be revoked if, among other restrictions imposed by the FCC, more than 25% of MMR's stock were directly or indirectly owned or voted by Aliens. MMR's Restated Certificate of Incorporation contains limitations on Alien ownership and control of MMR that are substantially similar to those contained in the Communications Act.

         LOCAL MARKETING AGREEMENTS. Over the past few years, a number of radio stations, including certain of MMR's stations, have entered into what have commonly been referred to as LMAs. While these agreements may take varying forms, pursuant to a typical LMA, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately-owned stations could agree to function cooperatively in terms of programming, advertising sales, etc., subject to the requirement that the licensee of each station shall maintain independent control over the programming and operations of its own station. One typical type of LMA is a programming agreement between two separately-owned radio stations serving a common service area, whereby the licensee of one station programs substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. Such arrangements are an extension of the concept of "time brokerage" agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities which program the blocks of time and which sell their own commercial advertising announcements during the time periods in question.

         The FCC has determined that issues of joint advertising sales should be left to enforcement by antitrust authorities and has specifically revised its cross-interest policy to make that policy inapplicable to time brokerage arrangements. Furthermore, over the past few years, the staff of the FCC's Mass Media Bureau has held that LMAs are not contrary to the Communications Act, provided that the licensee of the station which is being substantially programmed by another entity maintains complete responsibility for and control over programming and operations of its broadcast station and assures compliance with applicable FCC rules and policies.

         The FCC's multiple ownership rules specifically permit radio station LMAs to continue to be entered into and implemented, but provide that a station brokering more than 15% of the time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market in which MMR owns a radio station, MMR would not be permitted to enter into an LMA with another local radio station which it could not own under the local ownership rules, unless MMR's programming constitutes 15% or less of the other local station's programming time on a weekly basis. The FCC's rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) through a time brokerage or LMA arrangement where the brokered and brokering stations which it owns or programs serve substantially the same area.

         JOINT SALES AGREEMENTS. Under a typical JSA, the licensee of one radio station sells the advertising time of another licensee's radio station. Currently, JSAs are not deemed by the FCC to be attributable. However, the FCC has outstanding a notice of proposed rulemaking concerning, among other things, whether JSAs should be considered attributable interests. The attribution of radio station JSAs has become less of an issue as a result of the general




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




liberalization of the ownership limits on radio stations authorized by the Recent Legislation. If JSAs become attributable interests as a result of such rulemaking, MMR would be required to terminate any JSA it might have with a radio station with which MMR could not have an LMA.

         PROGRAMMING AND OPERATION. The Communications Act requires broadcasters to serve the "public interest." The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. A licensee continues to be required, however, to present programming that is responsive to issues of the station's community, and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. In addition, licensees must develop and implement affirmative action programs designed to promote equal employment opportunities, and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a renewal application.

         Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short" (less than the maximum) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

         PROPOSED CHANGES. The Congress and/or the FCC have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of MMR's radio broadcast stations, result in the loss of audience share and advertising revenues for MMR's radio broadcast stations, and affect the ability of MMR to acquire additional radio broadcast stations or finance such acquisitions. Such matters may include: changes to the license renewal process; spectrum use or other fees on FCC licensees; revisions to the FCC's equal employment opportunity rules and other matters relating to minority and female involvement in the broadcasting industry; proposals to change rules relating to political broadcasting; technical and frequency allocation matters; proposals to permit expanded use of FM translator stations; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio; changes in the FCC's cross-interest, multiple ownership and cross-ownership policies; changes to broadcast technical requirements; delivery by telephone companies of audio and video programming to the home through existing phone lines; proposals to limit the tax deductibility of advertising expenses by advertisers; and proposals to auction the right to use the radio broadcast spectrum to the highest bidder.

         The FCC is currently considering whether to authorize the use of a new technology, digital audio broadcasting, to deliver audio programming. Digital audio broadcasting may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. It is not presently known precisely how in the future this technology may be used by existing radio broadcast stations either on existing or alternate broadcasting frequencies.

         MMR cannot predict what other matters might be considered in the future by the FCC and/or Congress. The implementation of the Recent Legislation or any of these proposals or changes may have a material adverse impact on MMR's business, competitive position or results of operations.

PROPERTIES

         MMR's corporate headquarters are located in New York, New York. The types of properties required to support each of MMR's radio stations include offices, studios, transmitter sites and antenna sites. The transmitter site for each station is, consistent with such station's license, generally located so as to provide maximum market coverage.

         MMR typically leases its facilities, although it owns the studio and transmitter site for WYAK-FM (Myrtle Beach, South Carolina), the studios and transmitter sites for WHMP-FM and WHMP-AM (both operating in Northampton, Massachusetts) and the studio and tower site for WKNN-FM and WMJY-FM (both operating in Biloxi, Mississippi). The lease terms for MMR's offices, studios and transmission sites range from month-to-month to 5 years



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




remaining. MMR does not anticipate any difficulties in renewing any facility leases or in leasing additional space, if required.

         MMR owns substantially all of the equipment used in its radio broadcasting business. MMR believes that its properties are in good condition and suitable for its current and foreseeable operations.

         All properties of MMR secure indebtedness under the Finova Loan Agreement (which is anticipated to be repaid prior to the Merger).

LEGAL PROCEEDINGS

         In a complaint (Index No. 602056/96) dated April 18, 1996, Paul Pops, who purports to be a stockholder of MMR, brought suit in the Supreme Court of the State of New York against MMR, each of the directors of MMR, SFX and Mr. Sillerman seeking to enjoin the Merger, or, in the alternative, seeking monetary damages. The suit alleges that the consideration to be paid to the MMR Stockholders in the Merger is unfair and grossly inadequate. The suit also alleges that in connection with entering into the Merger Agreement, the directors of MMR violated their fiduciary duties to MMR and its stockholders and that SFX aided and abetted such violation. The complaint also alleges that the action should be certified as a class action representing the interests of the stockholders of MMR. The defendants filed a motion to dismiss the complaint for failure to state a cause of action. On September 25, 1996, the parties entered into a Memorandum of Understanding, pursuant to which the parties have reached an agreement in principle providing for the settlement of the action. Pursuant to the Settlement, the plaintiff has agreed that the Exchange Ratio as set forth in Amendment No. 3 is fair to the public shareholders of MMR. The Settlement provides for SFX to pay plaintiff's counsel's fees as approved by the Court. It is anticipated that SFX shall pay any such amounts awarded by the Court. The Settlement is conditioned upon the (1) consummation of the Merger,
(ii) completion of certain confirmatory discovery, and (iii) approval of the Court. Pursuant to the Settlement, the defendants have denied, and continue to deny, that they committed any violations of law or have acted in bad faith. There can be no assurance that the Court will approve the Settlement on the terms and conditions provided for therein, or at all.

         MMR is involved in litigation from time to time in the ordinary course of its business. In management's opinion there are no other material threatened or pending legal proceedings against MMR which if adversely decided would have a material effect on the financial condition or prospects of MMR.




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




                               MANAGEMENT OF MMR


DIRECTORS AND EXECUTIVE OFFICERS


         The directors and executive officers of MMR are as follows:


       Name               Age                Position
       ----               ---                --------
Bruce Morrow              59      Chairman of the Board of Directors
Michael G. Ferrel         46      Chief Executive Officer, President,  Chief
                                  Operating Officer and Director
Richard Heideman          37      Senior Vice President and Director
Manuel Rodriguez          41      Senior Vice President
Jerry D. Emlet            42      Chief Financial Officer
Kenneth J. Harmonay       34      Director
Myles W. Schumer          48      Director
Edward L. Simon           50      Director

         Information with respect the business experience of the directors and executive officers of MMR during the past five years is set forth below.

         Bruce Morrow has served as Chairman of the Board of Directors of MMR since its inception in August 1992, and served as Co-Chief Executive Officer of MMR from inception until January 1996. Mr. Morrow has been a prominent on-air radio personality for more than 30 years and was formerly President of Sillerman-Morrow Broadcasting Group, Inc. Since 1982, Mr. Morrow has hosted a radio program broadcast two to three times per week on WCBS-FM in New York, New York. In addition, during the past five years Mr. Morrow has produced and hosted a number of specials for public radio and television. Mr. Morrow periodically provides consulting services to radio stations throughout the United States relating their programming. From 1987 to 1993, Mr. Morrow produced and hosted "Cruisin' America with Cousin Brucie," a nationally syndicated radio program. Mr. Morrow was inducted into the Radio Hall of Fame as a charter member in 1987. In 1993, Mr. Morrow was inducted into Broadcasting and Cable Magazine's Hall of Fame and received the first Founders Club Award from the National Music Foundation. Mr. Morrow performs services for MMR on a part-time basis.

         Michael G. Ferrel has served as President and Chief Operating Officer of MMR and a member of the MMR Board since MMR's inception in August 1992 and Co-Chief Executive Officer of MMR from January 1994 until January 1996, when he became the Chief Executive Officer. From 1990 to 1993, Mr. Ferrel served as Vice President of Goldenberg Broadcasting, Inc., the former owner of radio station WPKX-FM operating in Springfield, Massachusetts, which was acquired by MMR in July 1993. From 1984 to 1990, Mr. Ferrel served as Vice President and General Manager of WGMS-AM and WGMS-FM, both operating in Rockville, Maryland, and, from 1988 to 1990, Mr. Ferrel served as Chief Operating Officer and was a part owner of WMME-AM and WMME-FM, both operating in Augusta, Maine. From 1990 to 1994, Mr. Ferrel served as General Manager of WPKX-FM. Mr. Ferrel served as Chairman of the Washington, D.C. Area Broadcasting Association in 1988.

         Richard Heideman has served as Senior Vice President of MMR and a member of the MMR Board since MMR's inception in August 1992. From 1988 to 1993, Mr. Heideman was Vice President of Northampton Holdings, Inc., the former owner of WHMP-FM and WHMP-AM (together, the "Northampton Stations"), which were acquired by MMR in July 1993. From 1988 to 1991, Mr. Heideman also served as General Sales Manager of the Northampton Stations and, from 1991 to 1992, Mr. Heideman served as Station Manager of the Northampton Stations. Since 1992 Mr. Heideman has served as General Manager of the Northampton Stations.




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




         Manuel Rodriguez has served as Senior Vice President of MMR since April 1, 1995. Since 1985, Mr. Rodriguez has been the General Manager of WPLR-FM, operating in New Haven, Connecticut, which was acquired by MMR in March 1995. It is anticipated that Mr. Rodriguez will become a Regional Vice President of SFX after the Merger.

         Jerry D. Emlet has served as Chief Financial Officer of MMR since August 1995; prior thereto, he served as Corporate Controller of MMR from April 1995 to August 1995. From July 1990 until April 1995, Mr. Emlet served as Controller for Hartstone & Dickstein Inc., an investment banking and broadcasting company. From July 1986 until July 1990, Mr. Emlet held a variety of positions in the Wheeler Group Division of Pitney Bowes.

         Kenneth J. Harmonay has served as a Director of MMR since August 1995. Since 1989, he has been a senior research analyst at W.R. Huff Asset Management Co., L.L.C., an investment advisory firm that is an affiliate of Huff.
Mr. Harmonay was selected by Huff to be a director of MMR.

         Myles W. Schumer has served as a Director of MMR since July 1993. For more than the past five years, Mr. Schumer has been a partner at Cornick, Garber & Sandler, a New York certified public accounting firm. It is anticipated that, after the consummation of the Merger, Mr. Schumer will become a director of The Marquee Group, Inc., a Delaware corporation which provides sports-related services and of which Mr. Sillerman is a founder and significant shareholder.

         Edward L. Simon has served as a Director of MMR since July 1993. For more than the past five years, Mr. Simon has been President and a Director of South Fork Broadcasting Corp., the owner of WWHB-FM in Hampton Bays, New York.

         MMR has agreed that one of the underwriters of its initial public offering, and the underwriters of MMR's second public offering, may each appoint one observer to attend all MMR Board meetings until July 29, 1998 and March 30, 1997, respectively. The observers have the right to receive notice of and all information distributed to members of the MMR Board but may not vote on any matters. Such underwriters have not appointed observers to the MMR Board.


PRINCIPAL EXECUTIVE OFFICERS OF SCMC


         Information with respect to Messrs. Sillerman and Tytel, who make significant contributions the business of MMR through their positions with SCMC, which provides consulting and advisory services to MMR, is set forth in "Proposal 5--Election of Directors of SFX--Certain Information Concerning Directors and Executive Officers." See "Certain Relationships and Related Transactions--Relationship of MMR with SCMC."


REMUNERATION OF DIRECTORS


         Each MMR Independent Director receives a fee of $1,000 for each meeting of the MMR Board he attends. Additionally, each MMR Independent Director receives $350 for any committee meeting not held in conjunction with a meeting of the MMR Board. No other compensation is paid to other directors for attending MMR Board meetings or committee meetings. All MMR Independent Directors' fees payable to Mr. Harmonay are paid directly to Huff.

         Directors hold office until the next annual meeting of stockholders following their election, or until their successors are elected and qualified. Officers are elected annually by the MMR Board and serve at the discretion of the Board.

         On December 7, 1993, pursuant to MMR's 1993 Stock Option Plan, Mr. Tytel was granted options to acquire 10,000 MMR Class A Shares and Mr. Sillerman was granted options to acquire 45,000 MMR Class A Shares each at an exercise price of $8.66 per share, representing 110% of the fair market value of MMR Class A Shares on the date of grant. The options, exercisable for ten years, vest in five equal annual installments beginning December 2, 1994.

         In December 1993, each of Messrs. Schumer and Simon were granted SARs in respect of 10,000 MMR Class A Shares at a price per share of $8.66, representing 110% of the fair market value of MMR Class A Shares on the date of grant. The SARs are exercisable for ten years, may be settled in either cash or shares of MMR Class A Shares, at the



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

election of MMR, and vest in five equal annual installments beginning December 2, 1994. The SARs become immediately vested in the event that the director is not nominated for reelection or is not reelected at any annual meeting of stockholders of MMR.


EXECUTIVE COMPENSATION


         The table below sets forth all reportable compensation awarded to, earned by or paid to Michael G. Ferrel, the Chief Executive Officer, Bruce Morrow, who served as Co-Chief Executive Officer during 1995, and Manuel Rodriguez, a Senior Vice President of MMR (collectively, the "MMR Named Executive Officers"), for services rendered in all capacities to MMR and its subsidiaries. No other executive officer of MMR received compensation in excess of $100,000 during the fiscal year ended December 31, 1995.


                           SUMMARY COMPENSATION TABLE


                                                                                     LONG TERM COMPENSATION
                                                                       ------------------------------------------------
                                     ANNUAL COMPENSATION                        AWARDS                   PAYOUTS
                          ------------------------------------------- -----------------------   ----------------
                                                         OTHER ANNUAL  RESTRICTED                LTIP      ALL OTHER
NAME AND                                        BONUS    COMPENSATION    STOCK       OPTIONS/    PAYOU  COMPENSATION(1)
PRINCIPAL POSITION        YEAR     SALARY ($)    ($)          ($)      AWARD(S)($)    SARS (#)    TS($)      ($)
------------------        ----     ----------   -----    ------------  -----------   ---------   ------ ----------------
Bruce Morrow,              1995        48,000          0        0           0           0            0       0
Chairman of the Board      1994        48,000          0        0           0       5,000 (2)        0       0
                           1993        20,000 (3)      0        0           0 (4)  20,000 (2)        0       0
Michael G. Ferrel,         1995       155,504     50,000        0           0           0            0       0
Chief Executive Officer,   1994       151,531     50,000        0           0      15,000 (2)        0       0
President and Chief        1993        62,500 (3)      0        0           0 (4)  50,000 (2)        0       0
Operating Officer

Manuel Rodriguez,          1995 (3)    132,500     82,825   60,000          0           0            0       0
Senior Vice President



(1) The aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the salary and bonus for any of the MMR Named Executive Officers in fiscal year 1993, 1994 or 1995.

(2)      Options exercisable for shares of MMR Class A Shares.

(3) Officers began receiving a salary when MMR commenced operations on July 29, 1993. Accordingly, the amounts for 1993 reflect compensation for only five months.

(4) In connection with the initial capitalization of MMR in July 1993 (i) Mr. Morrow purchased 130,000 MMR Class B Shares for $0.01 per share and (ii) Mr. Ferrel purchased 10,000 MMR Class B Shares for $0.01 per share and 66,666 Original Preferred Shares for $0.05 per share. As a result of the issuance of MMR Class B Shares to Messrs. Morrow and Ferrel, MMR recorded a $790,000 non-recurring, non-cash compensation expense. See "Certain Relationships and Related Transactions--Transactions Related to the Formation of MMR."

(5) Mr. Rodriguez entered into an employment agreement with MMR effective April 1, 1995. See "--Employment Agreements."


AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES


         The following table provides information with respect the stock options exercised during 1995 and the value as of December 31, 1995 of unexercised "in-the-money" options held by the MMR Named Executive Officers. The value of unexercised "in-the-money" options at year-end is the difference between the option exercise price and $10.25 (the closing price of an MMR Class A Share on December 29, 1995) multiplied by the number of options.





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





                                                                        NUMBER OF SECURITIES            VALUE OF
                                                                             UNDERLYING                UNEXERCISED
                                                                            UNEXERCISED               IN-THE-MONEY
                           SHARES ACQUIRED            VALUE            OPTIONS/SARS AT FY-          OPTIONS/SARS AT
NAME                       ON EXERCISE ($)         REALIZED ($)               END (#)                  FY-END ($)
----                       ---------------         ------------        -------------------          ---------------

                                                                            EXERCISABLE/              EXERCISABLE/
                                                                           UNEXERCISABLE              UNEXERCISABLE
                                                                           -------------              -------------
Michael G. Ferrel                 0                      0                 23,000/42,000             63,250/134,250
Bruce Morrow                      0                      0                  9,000/16,000              24,250/49,500
Manuel Rodriguez                  0                      0                      0/0                        0/0


EMPLOYMENT AGREEMENTS


         MMR has entered into an employment agreement with Mr. Morrow pursuant to which Mr. Morrow agreed to serve as MMR's Co-Chief Executive Officer for a term of five years, commencing on July 29, 1993, for which he received $48,000 per year, payable monthly. In January 1996, this agreement was amended to provide for Mr. Morrow to serve as MMR's Chairman on similar terms and conditions.

         In July 1993, MMR entered into an employment agreement with Mr. Ferrel pursuant to which Mr. Ferrel agreed to serve as MMR's President, Chief Operating Officer and Co-Chief Executive Officer for a term of five years commencing on July 29, 1993. In February 1996, this agreement was amended to provide for Mr. Ferrel to serve as Chief Executive Officer, President and Chief Operating Officer on similar terms and conditions for a term of five years. Mr. Ferrel's current annual base salary is $200,000, and he will receive annual increases based on increases in the Consumer Price Index for all Urban Consumers, for all items in the Springfield, Massachusetts Consolidated Statistical Area. Mr. Ferrel is eligible to receive an annual bonus of $25,000, if there are no defaults during the year that have not been waived by MMR's lenders, and an additional annual bonus of $25,000 upon MMR's achievement of mutually agreed upon performance goals. Both bonuses were paid to Mr. Ferrel in 1995. In connection with Mr. Ferrel's employment, he received 66,666 MMR Original Preferred Shares on July 29, 1993. See "Certain Relationships and Related Transactions--Transactions Related to the Formation of MMR." In accordance with the employment agreement, upon termination Mr. Ferrel may be entitled to receive up to six months of additional base salary.

         MMR has entered into an employment agreement with Mr. Rodriguez pursuant to which Mr. Rodriguez has agreed to serve as MMR's Senior Vice President and the General Manager of radio station WPLR-FM for a term of five years commencing on April 1, 1995. Mr. Rodriguez's current annual base salary is $135,000, and he will receive annual increases based on increases in the Consumer Price Index for all Urban Consumers, for all items in the New Haven, Connecticut Consolidated Statistical Area. In accordance with the employment agreement, upon termination Mr. Rodriguez may be entitled to receive up to six months of additional compensation.


PREFERRED STOCK ISSUANCE


         In August 1995, the MMR Stockholders approved the adoption of a compensation plan pursuant to which MMR would issue up to 200,000 shares of MMR Series A Preferred Shares and 200,000 MMR Series B Preferred Shares. Such issuance was approved by the stockholders of MMR in August 1995. On July 31, 1996 MMR issued 200,000 MMR Series A Preferred Shares and MMR Series B Preferred Shares to certain of its officers, directors and advisors. Of each such series of convertible preferred stock of MMR, 40,000, 10,000, 5,000, 5,000, 80,000, 40,000 and 20,000 shares were issued to Michael G. Ferrel, Bruce Morrow, Edward Simon, Myles Schumer, Robert F.X. Sillerman, SCMC and Howard J. Tytel, respectively.

         The terms of the MMR Series A Preferred Shares provided that they would convert, on a share for share basis, into an equal number of MMR Class A Shares in the event that Broadcast Cash Flow equaled or exceeded $5.0 million for the fiscal year ending December 31, 1995, and the terms of the MMR Series B Preferred Shares provide that they will be converted, on a share for share basis, into an equal number of shares of MMR Class A Shares in the event that



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




Broadcast Cash Flow equals or exceeds $10.0 million for the fiscal year ending December 31, 1997. However, in no event shall any MMR Series A Preferred Shares or MMR Series B Preferred Shares be converted unless the closing sale price of an MMR Class A Share for the 30 trading days immediately preceding such conversion exceeds $7.50 per share. The terms of the MMR Series A Preferred Shares and the MMR Series B Preferred Shares provide that, if the performance goals are not met, the shares will be redeemed for $0.01 per share. MMR achieved Broadcast Cash Flow of at least $5.0 million in 1995 and, accordingly, all of the MMR Series A Preferred Shares were converted into an equal number of MMR Class A Shares on July 31, 1996. On July 31, 1996 the holders of the MMR Class A Shares issuable upon conversion of the MMR Series A Preferred Shares and the holders of the MMR Series B Preferred Shares entered into an escrow arrangement with respect to such shares. Pursuant to such escrow arrangement, such shares shall be released from escrow ratably over a five-year period commencing in April 1997. Such shares may not be transferred until released from escrow but they may be voted while in escrow. See "Remuneration of Management of SFX--Employment Agreements" for a discussion of certain circumstances in which Mr. Ferrel's shares may be released from escrow upon the consummation of the Merger.

         During the period in which the shares of MMR Series A Preferred Shares and MMR Series B Preferred Shares are converted or become probable of being converted, MMR will begin to incur non-cash charges to earnings, which would equal the fair market value of the MMR Class A Shares issuable upon such conversion at such time amortized over the escrow period. Such charge could substantially reduce MMR's net income for financial reporting purposes during that period. The conversion of such stock will also result in dilution the holders of the MMR Class A Shares.

         In the Merger, holders of the MMR Series B Preferred Shares will receive SFX Class A Shares which are not subject to any Broadcast Cash Flow or other test.





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




                      SECURITY OWNERSHIP OF MANAGEMENT AND
                         PRINCIPAL STOCKHOLDERS OF MMR

         The following table gives information concerning the beneficial ownership of MMR's capital stock as of the close of business on October 1, 1996 by (i) each person known to MMR to own beneficially more than 5% of any class of MMR's capital stock, (ii) each MMR Named Executive Officer and director and
(iii) all directors and executive officers and other significant personnel of MMR as a group. Unless otherwise specified, the named beneficial owner claims sole investment and voting power as the shares indicated.


                                                             MMR CLASS A                       MMR CLASS B
                                                              SHARES (1)                        SHARES (1)
                                                     ----------------------------      ---------------------------
                                                     NUMBER OF         PERCENT OF      NUMBER OF      PERCENT OF
                                                       SHARES             CLASS         SHARES           CLASS
                                                     ---------          ---------      ---------      ----------
NAME AND ADDRESS OF BENEFICIAL
OWNER
Bruce Morrow....................................     20,000  (2)        *               130,000  (2)         20.5%
Michael G. Ferrel...............................     66,000  (3)      1.6%               10,000               1.6%
Richard Heideman................................      4,000  (4)        *                     0                 --
Myles W. Schumer................................      9,000  (5)        *                     0                 --
Edward L. Simon.................................      9,000  (6)        *                     0                 --
Kenneth J. Harmonay.............................          0  (9)       --                     0                 --
Robert F.X. Sillerman...........................    227,000  (7)      5.6%               93,334  (7)          77.9%
Howard J. Tytel.................................     26,000  (8)        *                     0                 --
Manuel Rodriguez................................      1,000             *                     0                 --
Jerry Emlet.....................................          0            --                     0                 --
The Huff Alternative Income Fund, L.P.
    30 Schuyler Place
    Morristown, NJ 07460........................    728,202  (9)     15.3%                    0                 --
Americorp Financial Services, Inc.
    33 Whitehall Street
    New York, NY 10004..........................    195,274 (10)      4.7%                    0                 --
D.H. Blair Holdings, Inc.
    44 Wall Street
    New York, NY 10005..........................    595,698 (11)     13.9%                    0                 --
D.H. Blair & Co. Inc.
    44 Wall Street
    New York, NY 10005..........................    221,558 (12)      5.3%                    0                 --
J. Ezra Merkin
    450 Park Avenue
    New York, NY  10022.........................    273,300 (13)      6.8%                    0                 --
Loeb Holding Corporation
    61 Broadway
    New York, NY 10006..........................    216,750 (14)      5.2%                    0                 --
Chilton Investment Partners, L.P................    172,885 (15)      4.3%                    0                 --
Alpine Associates, a Limited Partnership
    100 Union Avenue
    Cresskill, NJ 07626.........................    302,200 (16)      7.6%                    0                 --
Paulson & Co. Inc
    277 Park Avenue
    New York, NY  10172.........................    205,500 (17)      5.1%                    0                 --
Bear Stearns & Co. Inc.
    245 Park Avenue
    New York, NY  10167.........................    184,160 (18)      4.6%                    0                 --
All directors, executive officers and significant
personnel as a group
(10 persons)....................................    362,000 (17)      8.2%              633,334               100%




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---------------------

*    Less than 1%.

(1) Unless otherwise set forth above, the address of each stockholder is 150 East 58th Street, 19th Floor, New York, New York 10155. The information as to beneficial ownership is based on statements furnished to MMR by the beneficial owners. As used in this table, "beneficial ownership" means the sole or shared power to vote or to direct the disposition of a security. For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person has the right to acquire within 60 days of October 1, 1996. As of the close of business on October 1, 1996, there were issued and outstanding 4,000,563 MMR Class A Shares and 633,334 MMR Class B Shares. For purposes of this table, it is assumed that the MMR Class B Shares and MMR Series B Preferred Shares are not converted into MMR Class A Shares. The information in the table includes an aggregate of 200,000 MMR Class A Shares which were issued upon the conversion of MMR Series A Preferred Shares pursuant to the terms thereof upon the achievement by MMR of certain specified performance tests. The holders of such 200,000 MMR Class A Shares have deposited such shares into escrow. Such shares shall be released ratably from escrow over a five-year period commencing in April 1997 and they may not be transferred until released from escrow, but they may be voted while in escrow. Such 200,000 MMR Class A Shares were issued to the following stockholders of MMR: Mr. Morrow (10,000 shares); Mr. Ferrel (40,000 shares); Mr. Schumer (5,000 shares); Mr. Simon (5,000 shares); Mr. Sillerman (80,000 shares); SCMC (40,000 shares); and Mr. Tytel (20,000 shares). The MMR Class B Shares and MMR Series B Preferred Shares are, under certain circumstances, convertible, on a share for share basis, into MMR Class A Shares. This table does not include 1,250 shares of MMR Senior Cumulative Preferred Stock which are expected to be redeemed at or immediately prior to the Effective Time.

(2) Represents (i) options to purchase 10,000 MMR Class A Shares which are currently exercisable and (ii) 10,000 MMR Class A Shares which are held in escrow but in respect of which Mr. Morrow retains the power to vote. Does not include 15,000 MMR Class A Shares issuable upon exercise of options not exercisable within 60 days. Messrs. Morrow and Sillerman have entered into an agreement pursuant to which Mr. Morrow has assigned the economic interest in 70,000 MMR Class B Shares and has pledged 80,000 MMR Class B Shares held by him to Mr. Sillerman. In the event Mr. Sillerman exercises his right to purchase the 70,000 MMR Class B Shares, he will hold approximately 56.3% of the voting power.

(3) Represents (i) options to purchase 26,000 MMR Class A Shares which are currently exercisable and (ii) 40,000 MMR Class A Shares which are held in escrow but in respect of which Mr. Ferrel retains the power to vote. See "Remuneration of Management of SFX--Employment Agreements" for a discussion of certain circumstances in which Mr. Ferrel's shares may be released from escrow upon the consummation of the Merger. Does not include 40,000 MMR Class A Shares issuable upon exercise of options not exercisable within 60 days. Does not include 66,666 MMR Original Preferred Shares held by Mr. Ferrel, which are convertible into MMR Class A Shares or MMR Class B Shares. See "--Conversion of Stock by Mr. Sillerman."

(4) Represents options to purchase 4,000 MMR Class A Shares which are currently exercisable. Does not include 1,000 shares issuable upon exercise of options which are not exercisable within 60 days.

(5) Includes SARs in respect of 4,000 MMR Class A Shares which are currently exercisable and 5,000 MMR Class A Shares which are held in escrow but in respect of which Mr. Schumer retains the power to vote. Does not include SARs in respect of 6,000 shares which are not exercisable within 60 days.

(6) Represents SARs in respect of 4,000 MMR Class A Shares which are currently exercisable and 5,000 MMR Class A Shares which are held in escrow but in respect of which Mr. Simon retains the power to vote. Does not include SARs in respect of 6,000 shares which are not exercisable within 60 days.

(7) Includes (i) 67,000 MMR Class A Shares held by Mr. Sillerman; (ii) options to purchase an aggregate of 40,000 MMR Class A Shares held by Mr. Sillerman and the Sillerman Companies, Inc. which are currently exercisable; and (iii) 80,000 MMR Class A Shares issued to Mr. Sillerman and 40,000 MMR Class A Shares issued to SCMC which are held in escrow but in respect of which Mr. Sillerman and SCMC, respectively, retain the power to vote. Does not include 55,000 MMR Class A Shares issuable upon exercise of options held by Mr. Sillerman and the Sillerman Companies, Inc. which are not exercisable within 60 days. The number of MMR Class B Shares gives effect to the conversion of MMR Class C Shares and MMR Original Preferred Shares held by Mr. Sillerman, as discussed below under "--Conversion of Stock by Mr. Sillerman."

(8) Represents (i) options to purchase 6,000 MMR Class A Shares which are currently exercisable and (ii) 20,000 MMR Class A Shares which are held in escrow but in respect of which Mr. Tytel retains the power to vote. Does not include 9,000 shares issuable upon the exercise of stock options which are not exercisable within 60 days.

(9) Represents warrants to purchase 728,202 MMR Class A Shares held by Huff. Based on Amendment No. 1 to Schedule 13D dated September 29, 1995, WRH Partners, L.L.C., a Delaware limited liability company ("WRH"), is the general partner of Paladin Court Co., Inc., a Delaware corporation ("Paladin"), and DBC II Corp., a Delaware corporation ("DBC"), is the general manager of WRH. William R. Huff and Donna B. Charlton are the sole stockholders of Paladin and DBC, respectively. Each of Huff, WRH, Paladin, DBC, William R. Huff and Donna B. Charlton share voting and investment power with respect the shares beneficially owned. The warrants were issued pursuant to a securities purchase agreement dated March 27, 1995 between MMR and Huff. Kenneth J. Harmonay, a Director of MMR, is a senior research analyst at W.R. Huff Asset Management Co., L.L.C., an investment advisory firm that is an affiliate of Huff. Upon the consummation of the Merger, SFX



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         has agreed to issue Huff warrants to acquire that number of SFX Class
         A Shares equal to 175,000 multiplied by the Exchange Ratio. See "The Merger Agreement--Repayment of Certain Indebtedness."

(10) Based on Amendment No. 1 to Schedule 13G dated June 6, 1995. Americorp Financial Services, Inc. ("AFSI"), through its wholly-owned subsidiary, Americorp Securities, Inc. ("ASI"), a broker-dealer registered under Section 15 of the Exchange Act, holds, as of May 31, 1995, 16,551 MMR Class A Shares and 178,723 MMR Class A Warrants. Drew
         E. Schaefer owns the majority of the outstanding capital stock of ASI. Does not include an aggregate of 160,000 MMR UPOs held by ASI, D.H. Blair & Co., Inc. and certain individuals affiliated with them. Each MMR UPO entitles the holder thereof to purchase one MMR Unit during the period from March 23, 1997 to March 22, 1999, except that upon a merger involving MMR, the holders of the MMR UPOs have the right to exercise the MMR UPOs and the warrants included therein and receive the kind and amount of securities receivable by a holder of MMR Class A Shares in the merger.

(11) Based on Amendment No. 1 to Schedule 13G dated February 10, 1995. D.H. Blair Holdings, Inc. ("Holdings"), through its wholly-owned subsidiary, D.H. Blair Investment Banking Corp., a broker-dealer registered under Section 15 of the Exchange Act, holds, as of December 31, 1994, 312,706 MMR Class A Shares, 141,496 MMR Class A Warrants and 141,496 MMR Class B Warrants. J. Morton Davis has the sole power to vote and dispose of these shares. Holdings has agreed to vote the shares held by it in favor of Proposals A and B.

(12) Based on Amendment No. 3 to Schedule 13G dated January 17, 1996. D.H. Blair & Co., Inc. ("Blair & Co."), a broker-dealer registered under
         Section 15 of the Exchange Act, holds, as of December 31, 1995 as a market maker, 187,264 MMR Class A Shares, 18,694 MMR Class A Warrants and 5,600 MMR Class B Warrants. Kenton E. Wood, a citizen of Great Britain and Chairman of Blair & Co., shares the power to vote and dispose of these shares with the Board of Directors of Blair & Co. Does not include an aggregate of 160,000 MMR UPOs held by ASI, Blair & Co. and certain individuals affiliated with them. Certain relevant terms of the MMR UPOs are set forth in footnote 10 above.

(13)     Based on Amendment No. 1, dated June 19, 1996, to a joint filing on
         Schedule 13D of Gabriel Capital, L.P. ("Gabriel"), a private investment fund, Ariel Fund Limited ("Ariel Fund"), a private investment fund, Ariel Management Corp. ("Ariel"), a private investment manager and the investment advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"), the general partner of Gabriel and the sole shareholder and president of Ariel. According to Amendment No. 1 to the Schedule 13D, Gabriel holds 103,582 MMR Class A Shares, Ariel Fund holds 152,773 MMR Class A Shares and a private discretionary investment account of Ariel holds 16,945 MMR Class A Shares. Ariel may be deemed to be the beneficial owner of an aggregate of 169,718 MMR Class A Shares and to have the sole power to vote and dispose of 16,945 of such shares. As the general partner of Gabriel and the sole stockholder and president of Ariel, Merkin may be deemed to be the beneficial owner of an aggregate of 273,300 MMR Class A Shares and to have the sole power to vote and dispose of 16,945 of such shares. Gabriel and Ariel have agreed to vote the shares held by them in favor of Proposals A and B.

(14) According to a Schedule 13D dated June 13, 1996, Loeb Arbitrage Fund ("LAF") holds 183,853 MMR Class A Shares and 19,904 MMR Class A Warrants and Loeb Partners Corporation ("LPC") holds 11,697 MMR Class A Shares and 1,296 MMR Class A Warrants. Loeb Holding Corporation ("LHC") is the sole stockholder of the general partner of LAF and the sole stockholder of LPC. Thomas L. Kempner is the President, the Chief Executive Officer, a Director and the majority stockholder of LHC.

(15) Based on an agreement, dated as of July 26, 1996, among SFX, Chilton Investment Partners, L.P. and Richard L. Chilton, Jr. According to such agreement, Mr. Chilton and Chilton Investment Partners, L.P. are collectively the record and/or beneficial owners of 172,885 MMR Class A Shares. These investors have agreed to vote the shares held by them in favor of Proposals A and B.

(16) According to Amendment No. 1, dated August 23, 1996, to Schedule 13D, Alpine Associates, A Limited Partnership ("Associates") holds 273,700 MMR Class A Shares and Palisades Partners, L.P. ("Partners") holds 28,500 MMR Class A Shares. According to such Amendment No. 1, Associates and Partners may be deemed a "group" within the meaning of the federal securities laws.

(17) Based on a Schedule 13D dated September 16, 1996 filed on behalf of Paulson Partners L.P., a Delaware limited partnership ("PPLP"), Paulson International Ltd., a Cayman Islands Corporation ("PIL") and Paulson & Co. Inc., a Delaware corporation ("PCI"). According to the
         Schedule 13D, PPLP holds 134,400 MMR Class A Shares and PIL holds 53,000 MMR Class A Shares. As the general partner of PPLP and the investment manager of PIL, PCI may be deemed to be the beneficial owner of 205,500 MMR Class A Shares, including 18,100 MMR Class A Shares held by a private discretionary account as to which PCI has investment discretion.




(18) Based on a Schedule 13D dated September 20, 1996, Bear Stearns & Co. Inc. beneficially owns 184,160 MMR Class A Shares. Bear Stearns & Co. Inc. has shared voting and investment power with respect to 29,000 of such shares.

(19) Includes 68,000 MMR Class A Shares, options to purchase 86,000 MMR Class A Shares which are currently exercisable and SARs in respect of 8,000 MMR Class A Shares which are currently exercisable. Does not include 111,000 MMR Class A Shares issuable upon the exercise of options, and SARs in respect of 12,000 MMR Class A Shares, which are not exercisable within 60 days.

STOCKHOLDERS' AGREEMENT

         On March 27, 1995, each of Messrs. Sillerman, Ferrel and Morrow (the "Stockholders"), MMR and Huff entered into an agreement (the "Stockholders' Agreement") pursuant to which the Stockholders granted irrevocable proxies to Huff to vote their shares of MMR stock for a nominee of Huff in any election of directors and, subject to FCC approval, to allow Huff to vote their shares in any and all matters as to which such shares are entitled to vote upon the occurrence of certain events of default. In addition, MMR and such persons have agreed that MMR would not take certain actions, including effecting certain business combinations, without the approval of the holders of a majority of the outstanding principal amount of the MMR Senior Subordinated Debentures. All of the arrangements between the Stockholders, MMR and Huff will be terminated in connection with the redemption of the MMR Senior Cumulative Preferred Stock and the retirement of the MMR Senior Subordinated Debentures.


CONVERSION OF STOCK BY MR. SILLERMAN


         Immediately prior to the conversion of stock on August 28, 1996 described in the next paragraph, Mr. Sillerman's beneficial ownership of the stock of MMR consisted of 227,000 MMR Class A Shares, 360,000 MMR Class C Shares, 133,334 MMR Original Preferred Shares and 120,000 MMR Series B Preferred Shares. MMR's Restated Certificate of Incorporation permitted the holders of the MMR Class C Shares to convert such non-voting (except as required by law) shares into an equal number of one-vote-per-share MMR Class A Shares, or on or after July 29, 1998, or earlier after May 15, 1996 in the event that MMR is in default under any obligation for borrowed money, into an equal number of MMR Class B Shares, which generally have ten votes per share. On or after July 29, 1998, or earlier in the event of such default or failure after May 15, 1996, the holders of the MMR Original Preferred Shares were permitted to convert such non-voting (except as required by law) shares into an equal number of ten-votes-per-share MMR Class B Shares. The Finova Loan Agreement and MMR's agreement governing the MMR Senior Subordinated Debentures contain covenants which limit MMR's annual corporate overhead expenditures. MMR has been in default of this covenant in the Finova Loan Agreement in each of the last two years, in part due to the expansion of MMR through acquisitions consummated subsequent to entering into the Finova Loan Agreement, and has received waivers of such default from Finova. In the third quarter of 1996 MMR again exceeded the limitation on annual corporate overhead expenditures contained in the Finova Loan Agreement and also exceeded the limitation on annual corporate overhead expenditures contained in the agreement governing the MMR Senior Subordinated Debentures.

         Because of such defaults, Messrs. Sillerman and Ferrel were permitted to convert their MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares and on August 28, 1996 Mr. Sillerman exercised his right to convert his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares on a share for share basis. As a result of such conversion, Mr. Sillerman's beneficial ownership of the stock of MMR consists of 227,000 MMR Class A Shares, 493,334 MMR Class B Shares and 120,000 MMR Series B Preferred Shares. (Mr. Ferrel has informed MMR that, in the event that the Merger is consummated shortly after the MMR Special Meeting, he does not intend to exercise his conversion rights with respect to the MMR Original Preferred Shares owned by him.) MMR obtained a waiver of its default under the Finova Loan Agreement with respect to exceeding its corporate overhead limit and entering into the SFX Loan for a payment of $10,000, and also obtained a waiver of its default under the agreement governing the MMR Senior Subordinated Debentures. Such conversion will not affect the number or class of the SFX Shares to be received by Mr. Sillerman in the Merger nor will it permit him to control the outcome of the stockholder vote on Proposal A. Prior to the conversion, the MMR Original Preferred Shares held by Messrs. Sillerman and Ferrel were placed in escrow pursuant to which, in the event that such shares were or are converted into MMR Class B Shares, Messrs. Sillerman and Ferrel may vote such shares but are prohibited from transferring such shares prior to July 29, 1998. As a result of the conversion of his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares, Mr. Sillerman may be deemed to beneficially own shares representing14.7% of the outstanding combined voting power of MMR with respect to Proposal A, 49.5% of the outstanding combined voting power of MMR with respect to Proposal B (and 4.7% and 77.9% of the votes in the MMR Class A Share and MMR Class B Share class votes, respectively, for Proposal B) and 49.5% with respect to most other matters, giving Mr. Sillerman control over almost all matters to be voted on by MMR Stockholders (including, without limitation, the election of a majority of directors). See "Remuneration of Management of SFX--Employment Agreements" for a discussion of circumstances in which Mr. Ferrel's shares may be released from escrow upon the consummation of the Merger.

         Mr. Sillerman's conversion of his MMR Class C Shares and MMR Original Preferred Shares into MMR Class B Shares constituted a change of control of MMR under the Communications Act and the rules and regulations promulgated thereunder. Prior to his conversion, Mr. Sillerman obtained the approval of the FCC and the Antitrust Agencies to such action. Mr. Sillerman's ability to assume voting control of MMR under the statutes and regulations regulating the ownership of radio stations was made possible as a result of the passage of the Recent Legislation, which eliminated the limits on the number of radio stations one person or entity may own nationally and liberalized the limits on the number of radio stations one person or entity may own locally.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         The following discussion is incomplete and should be read in conjunction with the "Certain Relationships and Related Transactions" section set forth in the SFX Form 10-K, which section is hereby incorporated by reference herein. Such incorporated section includes a full description of the various transactions between SFX and its affiliates as required by the rules and regulations of the Commission. For a discussion of certain potential conflicts of interest of certain persons in the Merger, see "Proposals 1 and A-The Merger--Interests of Certain Persons in the Merger."


MATERIAL CONTACTS BETWEEN SFX AND MMR


         On November 13, 1995, SFX and MMR entered into the Exchange Agreement pursuant to which MMR agreed to acquire seven FM and four AM radio stations owned by Liberty Broadcasting and to assume a JSA from Liberty Broadcasting with respect to one FM station following SFX's acquisition of Liberty Broadcasting, in exchange for ten radio stations identified by SFX to be acquired by MMR for aggregate consideration of approximately $100.0 million in a like-kind exchange that was intended to be substantially tax free. Pursuant to the Merger Agreement, SFX and MMR canceled the Exchange Agreement and MMR agreed to use its commercially reasonable efforts to transfer to SFX its rights under the following purchase agreements for the stations originally to be acquired by MMR and exchanged with SFX. In connection therewith, SFX has provided MMR with $300,000 and letters of credit in the aggregate amount of $6.75 million. On December 27, 1995, MMR entered into a purchase agreement to acquire substantially all of the assets of KQUE-FM and KNUZ-AM, both operating in Houston, Texas, for a purchase price of $38.0 million. SFX, on behalf of MMR, deposited in escrow an irrevocable letter of credit in the amount of $2.0 million to secure MMR's obligations under the agreement. Based upon an audit conducted by an environmental consultant of one of the sites used in connection with the stations' business, MMR may elect to terminate such purchase agreement. SFX has been advised by MMR that, although MMR has not elected to terminate the purchase agreement, MMR is negotiating an agreement with the seller and the relevant environmental authorities regarding the cleanup of the site. There can be no assurance that MMR will be able to enter into such an agreement. On January 26, 1996, MMR entered into an agreement to acquire substantially all of the assets of WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, for a purchase price of $3.5 million. On January 22, 1996, MMR entered into an agreement to acquire substantially all of the assets of WROQ-FM, operating in Greenville, South Carolina, for a purchase price of $14.0 million. On January 18, 1996, MMR entered into an agreement to acquire substantially all of the assets of WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM (formerly WWWB-AM), each operating in Greensboro, North Carolina, for a purchase price of approximately $32.0 million, subject to adjustment based on the broadcast cash flow of WTRG-FM and WRDU-FM. The purchase price was subsequently increased to $36.8 million. SFX and MMR have agreed that, in lieu of MMR using its commercially reasonable efforts to transfer to SFX its rights under such agreements to SFX, SFX will finance the purchase of such stations and MMR will transfer the purchased assets to SFX simultaneously with the purchase of such stations. The acquisitions of WROQ-FM, WTRG-FM, WRDU-FM, WMFR-AM, WMAG-FM and WTCK-AM by SFX were consummated in June 1996, and the acquisitions of WSTZ-FM and WZRX-AM by SFX were consummated in August 1996.

         In the event that the Merger Agreement is terminated pursuant to certain provisions thereof, MMR will have the right, subject to the receipt of prior FCC approval and the receipt of any required consents from Finova and Huff, to acquire the MMR Liberty Stations from SFX for $100.0 million, in which event SFX will be subject to a substantial tax liability. In the event the Merger Agreement is terminated pursuant to certain provisions thereof, SFX will have the right to structure an exchange of certain of MMR's stations for the MMR Liberty Stations, subject to the receipt of any necessary prior FCC approval in a transaction which is intended to qualify as a like-kind exchange under Section 1031 of the Code. See "The Merger Agreement--Other Provisions."

         In the Merger Agreement, SFX agreed that, if requested by MMR, it would negotiate in good faith to enter into an agreement to advance up to $18.0 million to MMR to enable MMR to acquire WKSS-FM, Hartford, Connecticut, and up to $5.0 million to MMR for working capital. In September 1996, SFX and MMR entered into the $23.0 million SFX Loan. See "MMR's Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and
Capital Resources" and "Business of MMR--Recent Acquisitions, Dispositions and Other Transactions." Prior to that date, SFX had advanced approximately $2.2 million of such $23.0 million to MMR for working capital, including a $2.0 million non-refundable fee which was paid by SFX to SCMC on behalf of MMR for investment banking services provided to MMR in connection with the Merger. As of September 30, 1996, SFX had loaned MMR approximately $20.0 million pursuant to the loan agreement. See "--Relationship of MMR with

SCMC." In addition, MMR agreed to make available to SFX, until the earlier of the termination of the Merger Agreement or the Effective Time, the services of Mr. Ferrel as a consultant to SFX to the extent that such services do not conflict with Mr. Ferrel's obligations to MMR. See "Remuneration of Management of SFX--Employment Agreements."


RELATIONSHIP OF SFX WITH SCMC


         SCMC, a corporation controlled by Mr. Sillerman, has been engaged by SFX from time to time for advisory services with respect to specific transactions. Each such engagement has been subject to the affirmative recommendation of the Audit Committee. SCMC has been engaged by and received fees from SFX for advisory services, including the assumption of certain obligations such as the provision of legal services. SFX has agreed to pay to SCMC advisory fees of $4.0 million in connection with the Liberty Acquisition, the Prism Acquisition and the Additional Acquisitions. In addition, SFX has paid SCMC, on behalf of MMR, a non-refundable fee of $2.0 million for investment banking services provided to MMR in connection with the Merger. See "--Relationship of MMR with SCMC."

         SFX and SCMC have entered into the SCMC Termination Agreement, pursuant to which SCMC has assigned to SFX its rights to receive fees payable by each of MMR and Triathlon to SCMC in respect of consulting and marketing services to be performed on behalf of such companies by SCMC, except for fees related to certain transactions pending at the date of such agreement, and SFX and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for SFX. MMR currently pays an annual fee of $500,000 to SCMC, and Triathlon currently pays SCMC an annual fee of $300,000 (which shall increase to $500,000 at such time as Triathlon has used an amount equal to the net proceeds of its last public offering in the manner contemplated by the registration statement filed in connection therewith). In addition, Triathlon has agreed to advance to SCMC an amount of $500,000 per year in connection with services to be rendered by SCMC; provided, however, that if the agreement between SCMC and Triathlon is terminated or an unaffiliated person acquires a majority of the capital stock of Triathlon, the unearned fees must be repaid at such time. Pursuant to the SCMC Termination Agreement, SCMC has agreed to continue to provide consulting and marketing services to each of MMR and Triathlon until the expiration of their agreements on July 28, 1998 and June 1, 2005, respectively, and not to perform any consulting or investment banking services for any person or entity, other than MMR or Triathlon, in the radio broadcasting industry or in any business which uses technology for the audio transmission of information or entertainment. In consideration of the foregoing agreements, SFX agreed to issue to SCMC warrants to purchase up to 600,000 SFX Class A Shares at an exercise price, subject to adjustment, of $33.75 (the market price at the time the financial consulting arrangement was terminated), of which a warrant to purchase up to 300,000 shares is immediately exercisable and the exercise of the remaining warrant is subject to the approval of Proposal 4, and SFX will forgive upon the consummation of the Merger the $2.0 million loan made by SFX to SCMC on January 23, 1995 plus accrued and unpaid interest thereon. A warrant to purchase 300,000 SFX Class A Shares has been issued to SCMC. A warrant to purchase an additional 300,000 SFX Class A Shares will not be issued until the SFX Stockholders approve Proposal 4. Pursuant to such agreement, Mr. Sillerman has agreed with SFX that he will supervise, subject the direction of the SFX Board, the performance of the financial consulting and other services previously performed by SCMC for SFX. In addition, SFX anticipates that it will hire certain persons previously employed by SCMC, including Howard J. Tytel, who provided financial consulting services to SFX.

         On April 15, 1996, Furman Selz delivered its written opinion the SFX Independent Committee that, as of the date of such opinion, the consideration to be offered by SFX to SCMC pursuant to the SCMC Termination Agreement was fair, from a financial point of view, to SFX. In rendering its opinion, Furman Selz relied on, among other things, a schedule prepared by Mr. Sillerman of projected fees payable to SCMC by each of SFX, MMR and Triathlon. Furman Selz's opinion was delivered for the use and benefit of the SFX Independent Committee in its consideration of the SCMC Termination Agreement and does not constitute a recommendation to the SFX Stockholders as to how they should vote with respect to the proposed warrant issuance to SCMC.

         Mr. Tytel, a Director and the Executive Vice President and Secretary of SFX, is Of Counsel to the law firm of Baker & McKenzie. Baker & McKenzie is counsel in certain matters to SFX, SCMC, SCP, MMR and Triathlon and certain other affiliates of Mr. Sillerman. Baker & McKenzie compensates Mr. Tytel based on the fees it receives from providing legal services to SFX, its affiliates and other clients originated by Mr. Tytel. SFX paid Baker & McKenzie $842,000 and certain affiliates of SFX paid Baker & McKenzie fees of $793,000, for legal services during 1995. It is



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anticipated that the fees paid to Baker & McKenzie during 1996 will be significantly higher. Mr. Tytel's primary employment is as an officer of SCMC.


AGREEMENTS WITH ARMSTRONG AND HICKS


         In April 1996 SFX entered into the Armstrong Agreement with D. Geoffrey Armstrong, Chief Operating Officer, Chief Financial Officer, Executive Vice President and Treasurer of SFX, pursuant to which SFX agreed to make certain payments to Mr. Armstrong in the aggregate amount of $4.6 million, which amount has been paid. The $4.6 million paid by SFX pursuant to the Armstrong Agreement was expensed as a non-recurring charge during the quarter ended June 30, 1996. In the Armstrong Agreement, Mr. Armstrong agreed, among other things, to serve as the Chief Operating Officer of SFX following the Merger. In June 1996, Mr. Armstrong orally agreed to begin serving as Chief Operating Officer of SFX at that time. Pursuant to the Armstrong Agreement, SFX and Mr. Armstrong each has the right to terminate Mr. Armstrong's employment with SFX one year after the consummation of the Merger. In the event of such termination, Mr. Armstrong will receive $1.2 million and SFX will repurchase all of the stock options granted to Mr. Armstrong pursuant to the Stock Option Plans (as defined therein). See "Remuneration of Management of SFX--Employment Agreements."

         In June 1996 SFX entered into the Amended Hicks Agreement with R. Steven Hicks, the former President, Chief Executive Officer, Chief Operating Officer and a Director of SFX, pursuant to which Mr. Hicks resigned from all positions held by him in SFX, SFX repurchased all of the securities of SFX then owned by him and agreed to refrain from owning any direct or indirect interest in radio stations in certain markets in the United States in return for payments aggregating $18.6 million. Prior to the execution of the Hicks Agreement, it had been publicly announced that Mr. Hicks would head a new investment group that intended to acquire radio properties, which properties may be located in certain of SFX's target markets. The Hicks Agreement prohibits Mr. Hicks from owning, for a period of one year from the consummation or abandonment of the Merger, any direct or indirect interest in radio stations located in substantially all of the markets in which SFX currently owns radio stations or in which, following the consummation of the Acquisitions, it will own radio stations. See "Management of SFX--Employment Agreements."

         SFX recorded a non-recurring charge of $19.4 million in the quarter ended June 30, 1996 in connection with the Armstrong Agreement and the Hicks Agreement.

ISSUANCE OF OPTIONS TO FERREL

         In July 1996, SFX granted Mr. Ferrel ten-year options to purchase up to 50,000 SFX Class A Shares at an exercise price of $33.75 per share. These options are immediately exercisable and were granted to Mr. Ferrel in consideration for his serving as a consultant to SFX and in connection with his anticipated employment by SFX as its Chief Executive Officer. The exercise price of these options was below the market price of SFX Class A Shares on the date of issuance; therefore, SFX will record a charge to earnings in the quarter ended September 30, 1996 in connection with these options of approximately $350,000. In addition, SFX and Mr. Ferrel are negotiating the terms of his employment agreement with SFX, the terms of which may provide him with substantial benefits even if the Merger does not occur. See "Remuneration of Management of SFX--Employment Agreements."


RELATIONSHIP BETWEEN SFX AND EDWARD F. DUGAN


         Edward F. Dugan, a nominee for director of SFX, is the President and founder of Dugan Associates Inc., an investment banking firm serving the media and communications industries. Dugan Associates Inc. is acting as broker in the Charlotte Exchange between SFX and EZ Communications. Upon closing of the Charlotte Exchange, each of SFX and EZ Communications has agreed to pay Dugan Associates Inc. a fee of $324,000. The SFX Board has determined that such relationship does not prevent Mr. Dugan from serving as an SFX Independent Director.


TRANSACTIONS RELATED TO THE FORMATION OF MMR


         On April 8, 1993, Mr. Morrow and Mr. Ferrel acquired 130,000 shares and 10,000 shares of MMR Class B Shares, respectively, for $.01 per share. On July 29, 1993, Mr. Ferrel acquired 66,666 shares of MMR Original Preferred Shares for $.05 per share in connection with his employment agreement with MMR. On July 29, 1993, Mr.




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Sillerman acquired 133,334 shares of MMR Original Preferred Shares for $.05 per share. In addition, on July 29, 1993, Mr. Sillerman acquired 220,000 MMR Class
C Shares for $1,240,000.

         WHMP-FM and WHMP-AM were acquired by MMR's wholly-owned subsidiary, Multi-Market Radio of Northhampton, Inc. on July 29, 1993, from Northampton Holdings, Inc. ("NHI"), a corporation solely owned by Mr. Sillerman, for a purchase price of $6,050,000 comprised of $5,250,000 cash and the issuance of 140,000 shares of MMR Class C Shares. The purchase agreement, as amended, contained a purchase price adjustment by which MMR was to receive a reduction of the purchase price, in an amount not to exceed $500,000, in the event that the stations did not achieve certain Broadcast Cash Flow targets for the 12 months ending December 31, 1994. In December 1994 MMR's Board of Directors approved the release of the purchase price adjustment provided by NHI based upon: (i) management's satisfaction with the performance of the stations and
(ii) the inherent difficulties in accurately measuring the performance of the stations as they are now operated by MMR as a duopoly in the Springfield/Northampton, Massachusetts market.

         WPKX-FM was acquired by MMR's wholly-owned subsidiary, Multi-Market Radio of Springfield, Inc., on July 29, 1993, from Goldenberg Broadcasting, Inc., a corporation in which Mr. Ferrel owned approximately 33 1/3% of the outstanding equity. The assets of WPKX-FM were acquired for a cash purchase price of approximately $5,270,000.

         WYAK-FM and WYAK-AM were acquired by MMR's wholly-owned subsidiary, Multi-Market Radio of Myrtle Beach, Inc., on July 29, 1993, from Jones Eastern of the Grand Strand, Inc. ("Jones Eastern"), a subsidiary of Jones, a subsidiary of Jones Eastern Radio Inc. ("Jones Inc."), of which SCMC owns approximately 80% of the outstanding equity, for a cash purchase price of $3,000,000. MMR sold WYAK-AM in January 1995 for $65,000, consisting of $25,000 cash and a promissory note in the principal amount of $40,000. In connection with the acquisition, MMR loaned certain funds to Jones Eastern to enable it to sell the stations to MMR free of liens. MMR had received an 8% promissory note (the "Jones Note") from Jones Inc. and its subsidiaries, in the principal amount of $534,180, which was secured by a junior lien on substantially all of the assets of Jones Inc. and all of its subsidiaries on which a lien could lawfully be granted.

         WRSF-FM was acquired by MMR's wholly-owned subsidiary, Multi-Market Radio of Nags Head, Inc., on May 12, 1995 from Jones Inc. a subsidiary of Jones of which SCMC owns approximately 80% of the outstanding equity, for a purchase price of $919,210, $534,100 of which represented the cancellation of the Jones Note. On May 31, 1995, MMR entered into an agreement to sell WRSF-FM to a non-affiliated third party for $950,000 and entered into a LMA enabling the purchaser to provide programming on the station.


RELATIONSHIP OF MMR WITH SCMC


         SCMC has been MMR's financial advisor since MMR's inception. SCMC is controlled by Mr. Sillerman, and Messrs. Sillerman and Tytel are officers and directors of SCMC. Pursuant to a financial consulting agreement with MMR (the "SCMC Agreement"), SCMC has agreed to serve as MMR's financial consultant and marketing specialist to provide customary financial and advisory services until July 28, 1998. In connection therewith, SCMC has agreed to perform, or assist MMR in, among other things, the following: (i) placement of financing, (ii) design and implementation of MMR's accounting system, (iii) production of financial reports and other data for MMR's lenders and investors and as required under securities laws, (iv) implementation of a cash management system, (v) periodic analyses of the sales and marketing functions of all radio stations owned by MMR, (vi) consulting services regarding radio sales, particularly with regard to national trends and national representation, with the sales staff of MMR's stations, (vii) formulation and coordination of sales and marketing promotions by MMR's stations under the direct supervision of executive officers of MMR, (viii) the maintenance of relationships with financial institutions participating in the financing of MMR and (ix) providing training and motivational program materials to the sales management of MMR.

         Pursuant to the terms of the SCMC Agreement: (i) any opportunities involving markets in which MMR owns or acquires radio stations ranked below the top 70 in terms of population as listed by Arbitron and located in states east of the Mississippi River, as well as in Hartford, Connecticut and Providence, Rhode Island (the "Applicable Markets"), that come the attention of SCMC, Mr. Sillerman or Mr. Tytel will be brought first to MMR for its consideration prior to any other use of such opportunity by SCMC, Mr. Sillerman or Mr. Tytel or any of their affiliates or clients and (ii)


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in cases in which SCMC, Mr. Sillerman or Mr. Tytel is rendering advice in a restructuring or similar circumstance to a radio company owning and operating stations within the Applicable Markets, SCMC will present to MMR, subject to any fiduciary or confidentiality obligations of any of their clients, any opportunity for such a radio station acquisition by MMR, on terms at least as favorable to MMR as to any other potential buyer.

         SCMC also acts as financial adviser to a number of broadcast entities other than MMR, including SFX and Triathlon, some of which participate in business opportunities that might be suitable for MMR. Mr. Sillerman is a principal stockholder, the Chairman of the Board, Chief Executive Officer and a Director of SFX, and is required to devote the majority of his business time the affairs of SFX. Mr. Tytel is a Director and Executive Vice President of SFX. Each of SCMC and Messrs. Sillerman and Tytel are required to offer to SFX opportunities involving radio stations located in the top 70 Arbitron markets, and are required to offer to Triathlon opportunities involving stations located outside the top 70 Arbitron markets and located in states west of the Mississippi River.

         MMR currently compensates SCMC for its services under the SCMC Agreement at the annual rate of $500,000. MMR has also agreed to reimburse SCMC for all reasonable out-of-pocket disbursements incurred by SCMC in connection with the performance of services under the SCMC Agreement and to indemnify SCMC and its affiliates for any losses which may be incurred in connection with the SCMC Agreement. Previously, MMR was required to pay SCMC (i) a monthly consulting fee (not to exceed $5,000 per month per market if MMR owned or operated more than two stations) subject to adjustment to reflect increases in the consumer price index and (ii) a monthly sublease fee of $4,000 plus certain costs related to MMR's use of space from SCMC. Covenants in the instruments governing the Finova Loan Agreement and the MMR Senior Subordinated Debentures prohibit such payments under certain circumstances. MMR paid SCMC in respect of such fees $60,000 for 1993, $0 in 1994 and $279,000 in 1995.

         The SCMC Agreement further provides that in connection with investment banking services, the Board of Directors of MMR shall consider the appropriateness of retaining SCMC, and in that regard whether SCMC's services are comparable to other services available to MMR and the fairness of the fees to be charged by SCMC. In any event, the SCMC Agreement currently provides that such fees shall not exceed: (i) 1.5% of the total acquisition purchase price in respect of mergers and acquisitions, (ii) 1.5% of the principal amount in respect of any senior credit facility, (iii) 4% of the proceeds in respect of the issuance of any subordinated debt and (iv) 7% of the proceeds of any sale of equity securities. In addition, MMR is to reimburse SCMC for all reasonable out-of-pocket disbursements made in connection with the services rendered for MMR, including, but not limited to, travel and entertainment expenses and legal and accounting fees. During 1994, SCMC received $257,647 of fees related to the acquisition of the Augusta Stations and during 1995 SCMC received $1,530,000 of fees related to the acquisition of Southern Starr and related financings. In addition, SCMC has received from MMR advisory fees totaling $2.3 million, consisting of $2.0 million paid as a non-refundable fee in connection with the Merger and $270,000 in connection with the purchase of WKSS-FM operating in Hartford, Connecticut. The $2.0 million paid to SCMC in connection with the Merger was paid by SFX on behalf of MMR. Such funds advanced to MMR by SFX represent a portion of the SFX Loan. Such $2.0 million payment is nonrefundable even if the Merger is not consummated.


ADDITIONAL ARRANGEMENTS WITH SCMC, MR. SILLERMAN AND MR. TYTEL


         From time to time, Mr. Sillerman or companies controlled by him, including SCMC, have advanced funds on MMR's behalf. All such advances have been reimbursed by MMR and no fees or other compensation has been paid to Mr. Sillerman or his affiliates in connection with such advances. During 1993 such advances totaled $737,500. No such advances were made by Mr. Sillerman in 1994 or 1995.

         In connection with the acquisition of Southern Starr, MMR entered into an agreement with Mr. Sillerman, pursuant to which he guaranteed and provided collateral for a $1.3 million letter of credit MMR was required to obtain in accordance with the terms of that acquisition. In consideration therefor, MMR has agreed to issue to Mr. Sillerman 26,000 MMR Class A Shares and ten-year options to acquire 10,000 MMR Class A Shares exercisable at an exercise price of $2.25 per share.

         Mr. Tytel is Of Counsel to the law firm of Baker & McKenzie and was previously Of Counsel to the law firm of Winston & Strawn. Winston & Strawn formerly served as counsel to MMR, SCMC and SFX. Baker & McKenzie currently represents MMR, SCMC, SFX, Triathlon and certain other affiliates of Mr. Sillerman. Baker & McKenzie



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compensates Mr. Tytel based on the fees it receives from providing legal services to clients introduced the firm by Mr. Tytel, including MMR, its affiliates and other clients. MMR paid Baker & McKenzie fees of $520,000 and certain affiliates of MMR paid Baker & McKenzie fees of $1,115,000 for legal services during 1995. It is anticipated that the fees paid to Baker & McKenzie during 1996 will be significantly higher.

         Kraig G. Fox, MMR's Secretary, is an employee of SCMC and does not receive any compensation directly from MMR. SCMC compensates Mr. Fox for services rendered by him on behalf of MMR.


AGREEMENT BETWEEN MESSRS. MORROW AND SILLERMAN


         Messrs. Morrow and Sillerman have entered into an agreement pursuant to which Mr. Morrow has assigned to Mr. Sillerman approximately 54% of all proceeds paid or payable to Mr. Morrow in connection with any sale or other disposition of, or dividend or other distribution payable on or with respect to, his MMR Class B Shares. In addition, Mr. Morrow has also granted to Mr. Sillerman a right of first refusal with respect to any sale or other disposition of all of his MMR Class B Shares. Mr. Morrow has also entered into a pledge agreement with Mr. Sillerman pursuant to which he has pledged 80,000 of his 130,000 MMR Class B Shares to Mr. Sillerman. See "Security Ownership of Management and Principal Stockholders of MMR."


AGREEMENT BETWEEN MMR AND TRIATHLON


         On July 15, 1996, MMR entered into an agreement to sell substantially all of the assets of KOLL-FM (Little Rock, Arkansas) to Triathlon for a purchase price of $4.1 million. Each of MMR and Triathlon intends to obtain an opinion from a nationally-recognized investment banking firm or media brokerage firm with respect to the fairness of the sale from a financial point of view.


AGREEMENT BETWEEN SFX AND TRIATHLON


         On September 1, 1996, SFX entered into a JSA with Triathlon, of which Robert F.X. Sillerman is a substantial stockholder. The agreement provides that Triathlon will sell all of the advertising time on SFX's three radio stations serving the Wichita, Kansas market for a monthly fee which ranges from $75,000 per month to $100,000 per month, and an additional monthly payment of approximately $175,000 which is subject to adjustment based on the actual operating expenses of the stations. The agreement has a ten year term with an option by Triathlon to extend the agreement for an additional ten years upon payment of a $1.0 million fee to SFX prior to September 1, 2003. The agreement is subject to termination upon a "change of control" of Triathlon, as defined in the JSA.


RELATIONSHIP WITH HUFF


         Kenneth Harmonay, a Director of MMR who abstained from voting on the Merger, is an employee of, and was selected for nomination by, Huff. The approval of Huff, as the holder of certain debt securities of MMR, is required to consummate the Merger. Pursuant to the Huff Consent, at or prior to the Effective Time, the MMR Senior Subordinated Debentures and the MMR Senior Cumulative Preferred Shares held by Huff are to be redeemed for $21.0 million, representing a substantial premium. In addition, SFX agreed to issue to Huff warrants exercisable for an amount of SFX Class A Shares equal to the product of 175,000 multiplied by the Exchange Ratio. See "The Merger Agreement--Repayment of Certain Indebtedness."


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CERTAIN PAYMENTS TO D.H. BLAIR AND AMERICORP

         Pursuant to the agreement governing the MMR Class A Warrants and the MMR Class B Warrants, MMR is required to pay a fee of 4% of the exercise price for each MMR Class A Warrant ($0.31) or MMR Class B Warrant ($0.46) exercised to either D.H. Blair or Americorp, depending on which firm solicited the exercise of the applicable warrant. Each of D.H. Blair and Americorp beneficially holds over 5% of the outstanding MMR Class A Shares. MMR anticipates that such fee will aggregate approximately $570,400 for the exercise of all MMR Class A Warrants in connection with the MMR Warrant Redemption.



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                       COMPARISON OF STOCKHOLDERS' RIGHTS


         The following is a summary of certain of the material differences between the rights of holders of SFX Shares and the holders of MMR Shares. As both SFX and MMR are organized under the laws of the State of Delaware, such differences arise from differences between various provisions of the Restated Certificate of Incorporation and By-Laws of SFX and the Restated Certificate of Incorporation and By-Laws of MMR.


ELECTION OF DIRECTORS


         SFX's Restated Certificate of Incorporation and MMR's Restated Certificate of Incorporation provides that holders of SFX Class A Shares and SFX Class B Shares and holders of MMR Class A Shares and MMR Class B Shares, respectively, vote as a single class on all matters submitted to a vote of the stockholders, with each SFX Class A Share and each MMR Class A Share entitled to one vote and each SFX Class B Share and each MMR Class B Share entitled to ten votes, except (i) for the election of certain directors, (ii) with respect to any "going private" transaction between the respective companies and certain individuals or their affiliates and (iii) as otherwise provided by law. Since the Merger is considered to be a "going private" transaction, as such term is defined in MMR's Restated Certificate of Incorporation, MMR Class B Shares will be entitled to one vote per share with respect to the proposal to approve the Merger Agreement and the Merger.

         SFX's Restated Certificate of Incorporation provides that, in the election of directors, the holders of SFX Class A Shares, voting as a separate class, are entitled to elect two-sevenths (2/7ths) of SFX's total number of directors or, if such number of directors is not a whole number, the next higher whole number. MMR's Restated Certificate of Incorporation provides that, in the election of directors, the holders of MMR Class A Shares, voting as a separate class, are entitled to elect two directors. The holders of SFX Class A Shares and SFX Class B Shares voting as a single class, and the holders of MMR Class A Shares and MMR Class B Shares, voting as a single class, with each SFX Class A Shares and each MMR Class A Share entitled to one vote and each SFX Class B Share and each MMR Class B Share entitled to ten votes, are entitled to elect the remaining directors.


CONSIDERATION RECEIVED IN A BUSINESS COMBINATION


         SFX's Restated Certificate of Incorporation provides that in any merger, consolidation or business combination, the consideration to be received per share by the holders of SFX Class A Shares, SFX Class B Shares and SFX Class C Shares must be identical for each class of stock, except that in any such transaction in which shares of common stock are to be distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the SFX Class A Shares, SFX Class B Shares and SFX Class C Shares.

         MMR's Restated Certificate of Incorporation provides that, except with respect to voting, holders of all classes of common stock shall be entitled to the same rights and privileges. The holders of MMR Shares will vote at the MMR Special Meeting on a proposal to permit holders of MMR Class B Shares and MMR Original Preferred Shares to receive SFX Class B Shares in the Merger.


PARTICIPATION OF NON-CITIZENS


         Each of SFX's Restated Certificate of Incorporation and MMR's Restated Certificate of Incorporation provides that the respective Boards of Directors shall have all power necessary to ensure compliance with the alien ownership restrictions of the Communication Act and of the rules and regulations promulgated thereunder.

         SFX's Restated Certificate of Incorporation further provides that any shares of SFX's capital stock determined by the SFX Board to be owned beneficially by an Alien or Aliens shall always be subject to redemption by SFX by action of the SFX Board to the extent necessary in the judgement of the SFX Board to comply with the restrictions on alien ownership. The redemption price of the shares to be so redeemed shall be equal to the lower of (i) the fair market value of the shares to be redeemed, as determined by the SFX Board in good faith and (ii) such Alien's purchase price for such shares. In addition, any such redemption is subject to certain other specified terms and conditions. MMR's Restated Certificate of Incorporation does not set forth such a redemption procedure.



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COMMITTEES


         SFX's By-Laws provide that the SFX Board shall elect both an audit committee and compensation committee. Each committee shall consist of three directors, including two of the directors elected by the holders of the SFX Class A Shares voting as a separate class.

         MMR's By-Laws do not require the MMR Board to establish any committees.


CONVERSION OF CLASS B COMMON STOCK


         SFX's Restated Certificate of Incorporation provides that each SFX Class B Share will convert automatically into one SFX Class A Share upon its transfer to a party that is not affiliated with SFX. MMR's Restated Certificate of Incorporation contains a corresponding provision. In addition, SFX's Restated Certificate of Incorporation provides that each SFX Class B Share shall be convertible, at the option of its holder, into one fully-paid and non-assessable SFX Class A Share. MMR's Restated Certificate of Incorporation contains no corresponding provision.


                             STOCKHOLDER PROPOSALS


         Proposals of SFX Stockholders that are intended to be presented by such stockholders at SFX's 1997 Annual Meeting must be received by the Corporate Secretary of SFX no later than June 10, 1997 in order to be included in the proxy statement and form of proxy relating to that meeting.

         If the Merger is not consummated, proposals of MMR Stockholders that are intended to be presented by such stockholders at MMR's 1996 Annual Meeting must be received by the Corporate Secretary of MMR a reasonable time before the solicitation of proxies in order to be included in the proxy statement and form of proxy relating to that meeting.


                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE


         Section 16(a) of the Exchange Act requires SFX's directors and executive officers, and persons who own more than ten percent of a registered class of SFX's equity securities (collectively, the "Covered Stockholders"), to file with the Commission initial reports of ownership and reports of changes in ownership of certain equity securities of SFX. Covered Stockholders are required to disgorge and return to SFX any profits earned from certain purchases or sales of SFX securities which occur within six months of each other. Officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish SFX with all Section 16(a) forms which they file.

         To SFX's knowledge, based solely on its review of the copies of such reports furnished to SFX and written representations, none of the Covered Stockholders failed to report in a timely manner any transactions subject to
Section 16(a) during 1995.


                                 OTHER MATTERS


         Neither the SFX Board nor the MMR Board intends to bring any matters before the Meetings other than those specifically set forth in the notices of Meetings and neither knows of any matters to be brought before the respective Meetings by others. If any other matters properly come before the Meetings, it is the intention of the persons named in the accompanying proxies to vote such proxies in accordance with the judgment of the SFX Board and the MMR Board, respectively.

         The SFX Form 10-K is included in SFX's 1995 Annual Report, which accompanies this Joint Proxy Statement/Prospectus but does not form a part of the proxy soliciting material. Although the SFX Form 10-K is being provided to the SFX Stockholders in accordance with applicable rules of the Commission, SFX notes the following:

         SFX will provide each SFX Stockholder without charge, upon the written request of any such person, a copy of the SFX Form 10-K, required to be filed with the Commission pursuant to Rule 13a-1 under the Exchange Act for


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SFX's most recent fiscal year. Exhibits with the SFX Form 10-K will not be supplied unless specifically requested, for which there may be a reasonable charge. Those stockholders wishing to obtain a copy of the SFX Form 10-K should submit a written request to: Director of Investor Relations, SFX Broadcasting, Inc., 150 East 58th Street, 19th Floor, New York, NY 10155.


                                 LEGAL MATTERS


         The validity of the SFX Shares offered to holders of MMR Shares and MMR Preferred Shares by this Joint Proxy Statement/Prospectus will be passed upon by Baker & McKenzie, New York, New York. Mr. Tytel, who has an equity interest in and is an executive officer and Director of SFX and SCMC, MMR's financial advisor, is Of Counsel to Baker & McKenzie. Mr. Tytel holds 20,000 MMR Class A Shares, which are held in escrow but in respect of which he retains the power to vote, options to purchase 5,000 SFX Class A Shares at an exercise price of $21.25 per share (1,000 of which are exercisable within 60 days of this Joint Proxy Statement/Prospectus), and options to purchase 15,000 MMR Class A Shares (10,000 at an exercise price of $7.88 per share, of which 4,000 are currently exercisable, and 5,000 at an exercise price of $5.00 per share, of which 2,000 are currently exercisable). See "Remuneration of Management of SFX," "Security Ownership of Management and Principal Stockholders of MMR," and "Certain Relationships and Related Transactions." Fisher Wayland Cooper Leader & Zaragoza LLP, Washington, D.C., has represented SFX and MMR with respect to legal matters under the Communications Act and the rules and regulations promulgated thereunder by the FCC.


                                    EXPERTS


+         The consolidated financial statements of MMR at December 31, 1995 and
1994, and for the years then ended, the financial statements of WKSS 95.7-FM (a division of Precision Media Corporation) at December 31, 1995 and 1994 and for the years then ended and the combined financial statements of WRFX-FM and WEDJ-FM (divisions of Pyramid Communication, Inc.) at December 31, 1995 and for the year then ended, included herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing thereto, which appear elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Southern Starr Broadcasting Group, Inc. for the nine months ended December 31, 1994 included herein have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing thereon, which appears elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of SFX and subsidiaries at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and the financial statements of KKRW-FM (a division of CBS, Inc.) at December 31, 1995 and 1994, and for the years then ended, all incorporated herein by reference to the Form 8-K filed by SFX with the Commission on May 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon and incorporated herein by reference, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Liberty Broadcasting, Inc. at December 31, 1995 and 1994 and for the years ended December 31, 1995, 1994, and the nine months ended December 31, 1993 and the combined financial statements of HMW Communication, Inc.--Selected Operations (combination of six radio stations to be sold) as of December 31, 1995 and 1994, for the year ended December 31, 1995, and various periods from January 6, 1994 to December 31, 1994, all incorporated herein by reference to the Form 8-K filed by SFX with the Commission on May 9, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon and incorporated herein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of Prism Radio Partners, L.P. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated herein by reference to the Form 8-K filed by SFX with the Commission on May 9, 1996, have been audited by KPMG Peat Marwick L.L.P., independent certified public accountants, the extent and for the period indicated in their report thereon, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of ABS Greenville Partners, L.P. at December 31, 1995 and for the year then ended, incorporated herein by reference to the Form 8-K filed by SFX with the Commission on May 9, 1996, have been audited by Cheely Burcham Eddins Rokenbrod & Carroll, independent auditors, as set forth in their report thereon and incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                           INDEX TO FINANCIAL STATEMENTS

                                                                                              Page
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Combined Financial Statements of SFX .......................     83

         Pro Forma Condensed Combined Balance Sheet as of March 31, 1996 .................     84

         Pro Forma Condensed Combined Statement of Operations for the three months
                  ended March 31, 1996 ...................................................     90

         Pro Forma Condensed Combined Statement of Operations for the three months
                  ended March 31, 1995 ...................................................     91

         Pro Forma Condensed Combined Statement of Operations for the year
                  ended December 31, 1995 ................................................     92

Unaudited Condensed Combined Financial Statements of MMR .................................    117

         Pro Forma Condensed Combined Balance Sheet as of March 31, 1996 .................    118

         Pro Forma Condensed Combined Statement of Operations for the three months
                  ended March 31, 1996 ...................................................    119

         Pro Forma Condensed Combined Statement of Operations for the year
                  ended December 31, 1995 ................................................    120

HISTORICAL FINANCIAL STATEMENTS

         MULTI-MARKET RADIO, INC .........................................................

Report of Independent Auditors ...........................................................   F-3

Consolidated Balance Sheets as of June 30, 1996 (unaudited),
         December 31, 1995 and 1994 ......................................................   F-4

Consolidated Statements of Operations for the six months
         ended June 30, 1996 and 1995 (unaudited) and for
         the years ended
         December 31, 1995 and 1994 ......................................................   F-5

Consolidated Statements of Cash Flows for the six months
         ended June 30, 1996 and 1995 (unaudited) and the
         years ended
         December 31, 1995 and 1994 ......................................................   F-6

Consolidated Statements of Stockholders' Equity for the six months ended June 30, 1996 (unaudited) and for the years ended December 31, 1995 and 1994 F-7

Notes to Consolidated Financial Statements ...............................................   F-8

                                     F-1







SOUTHERN STARR BROADCASTING GROUP, INC

         Independent Auditor's Report ....................................................   F-21

         Consolidated Statements of Operations for the nine months
                ended December 31, 1994 ..................................................   F-22

         Consolidated Statements of Cash Flows for the nine months ended
                December 31, 1994 ........................................................   F-23

         Notes to Consolidated Financial Statements ......................................   F-24


WRFX-FM AND WEDJ-FM (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

         Report of Independent Auditors ..................................................   F-30

         Combined Balance Sheet at December 31, 1995 .....................................   F-31

         Combined Statement of Operations for the year ended December 31, 1995 ...........   F-32

         Combined Statement of Divisional Surplus for the year ended December 31, 1995 ...   F-33

         Combined Statement of Cash Flows for the year ended December 31, 1995 ...........   F-34

         Notes to Combined Financial Statements ..........................................   F-35


WKSS 95.7-FM (A DIVISION OF PRECISION MEDIA CORPORATION)

         Report of Independent Auditors ..................................................   F-38

         Balance Sheets at December 31, 1994 and 1995 ....................................   F-39

         Statements of Income for the years ended December 31, 1994 and 1995 .............   F-40

         Statements of Divisional Surplus for the years ended December 31, 1994 and 1995 .   F-41

         Statements of Cash Flows for the years ended December 31, 1994 and 1995 .........   F-42

         Notes to Financial Statements ...................................................   F-43


                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Multi-Market Radio, Inc.

         We have audited the accompanying consolidated balance sheets of Multi-Market Radio, Inc. as of December 31, 1995 and 1994 and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Multi-Market Radio, Inc. at December 31, 1995 and 1994 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                       ERNST & YOUNG LLP

New York, New York
February 14, 1996, except for Note 10
as to which the date is September 30, 1996

                                             MULTI-MARKET RADIO, INC.

                                            CONSOLIDATED BALANCE SHEETS

                                                              June 30,          December 31,
                                                                 1996
                                                              (unaudited)     1995        1994
                                                              -----------     ----        ----
                           ASSETS
Cash & cash equivalents ...................................   $  922,110   $1,258,212   $  712,502
Accounts receivable, net of allowance of $244,317, $304,162
         and $88,957, respectively ........................    4,162,042    4,232,995    1,460,791
Receivable from affiliate (Note 4) ........................            0      504,730
Other current assets ......................................      385,461      429,060      331,889
                                                              ----------   ----------   ----------
                                                               5,469,613    5,920,267    3,009,912

Property, plant equipment, at cost:
         Land .............................................      651,070      723,070      375,760
         Building and improvements ........................      770,883      762,822      112,358
         Technical and equipment ..........................    2,123,089    3,077,350    1,239,571
         Furniture and equipment ..........................      444,658      524,718      226,525
         Vehicles .........................................      137,811      123,066       73,653
                                                              ----------   ----------   ----------
                                                               4,127,511    5,211,026    2,027,867

         Less-accumulated depreciation ....................     (478,380)    (450,174)    (163,876)
                                                              ----------   ----------   ----------
                                                               3,649,131    4,760,852    1,863,991

Other assets:
         Deferred costs - pending acquisitions and financing           0            0      307,177
         Intangible assets, net (Note 3) ..................   48,433,950   55,745,735   18,094,295
         Deposits .........................................    2,228,954            0            0
         Net assets to be sold ............................    5,000,000            0            0
         Other assets .....................................       27,074       37,884       52,900
                                                              ----------   ----------   ----------
Total Assets ..............................................   64,808,722   66,464,738   23,328,275
                                                              ==========   ==========   ==========



            LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities to affiliate (Note 7) .........................   $2,581,063   $  175,070   $  130,000
Accounts payable and accrued expenses .....................    1,660,973    1,678,754      784,829
Accrued interest ..........................................      600,466      910,596      182,290
Current portion of long-term debt (Note 5) ................    1,848,000    1,804,000      538,982
                                                              ----------   ----------   ----------
Total current liabilities .................................    6,690,502    4,568,420    1,636,101

Peferred taxes (Note 8) ...................................    7,240,981    7,303,483      105,000
Long-term debt (Note 5) ...................................   39,001,081   39,677,937    6,070,117
Station sales deposits ....................................    3,500,000            0            0
Other .....................................................            0      100,045            0
                                                              ----------   ----------   ----------
Total Liabilities .........................................   56,432,564   51,649,885    7,811,218

Stockholders' Equity (Note 6):
         Preferred Stock, par value $.01; 1,200,000 shares
           authorized; 201,250 shares issued and outstanding       2,012        2,012        2,000
         Class A Common Stock, par value $.01; 15,000,000
           shares authorized; 2,992,900 shares issued and
           outstanding at June 30, 1996, and 2,990,000
           shares issued and outstanding at
           December 31, 1995 and 1994 .....................       29,929       29,900       29,900
          Class B Common Stock, par value $.01; 1,200,000
           shares authorized; 140,000 shares issued and
           outstanding ....................................        1,400        1,400        1,400
         Class C Common Stock, par value $.01; 700,000 shares
           authorized; 360,000 shares issued and outstanding       3,600        3,600        3,600
         Warrants and options .............................      551,739      551,739          260
         Paid-in-capital ..................................   17,658,876   17,506,509   17,100,274
         Accumulated Deficit ..............................   (9,871,398)  (3,280,307)  (1,620,377)
                                                              ----------   ----------   ----------
Total Stockholders' Equity ................................    8,376,158   14,814,853   15,517,057
                                                              ----------   ----------   ----------
                                                             $64,808,722  $66,464,738  $23,328,275
Total Liabilities and Stockholders' Equity ................   ==========   ==========   ==========

                See notes to consolidated financial statements.

                           MULTI-MARKET RADIO, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Six Months           Years Ended
                                                     Ended              December 31,
                                                    June 30,
                                              1996        1995
                                         (unaudited)   (unaudited)   1995         1994
Gross Revenues ......................  $11,263,152   $8,025,874  $20,324,494   $7,750,514
Agency commissions ..................   (1,119,686)    (775,739)  (2,036,749)    (633,476)

Net revenues ........................   10,143,466    7,250,135   18,287,745    7,117,038

Station operating expenses ..........    6,253,716    4,414,306   11,026,222    4,806,722
Depreciation and amortization expense      809,679      966,087    1,750,310    1,146,640
Non-cash compensation ...............      130,000      353,400      281,247      364,933

Corporate expenses ..................    1,275,003      623,255    1,665,227      774,856
                                        ----------   ----------   ----------   ----------

Total operating expenses ............    8,468,398    6,357,048   14,723,006    7,093,151
                                        ----------   ----------   ----------   ----------


Operating income ....................    1,675,068      893,087    3,564,739       23,887


Net losses related to radio station
dispositions ........................   (1,595,996)           0            0            0

Write-off of pending acquisition and
financing costs .....................     (708,837)           0            0            0


Costs related to pending merger with
   SFX Broadcasting, Inc. ...........   (3,348,678)           0            0            0


Interest income (expense), net ......   (2,609,084)  (1,850,506)  (4,965,527)    (765,829)


Other income (loss) .................       (3,564)          10       10,429       (8,840)
                                        ----------   ----------   ----------   ----------

Loss before income taxes and
extraordinary item ..................   (6,591,091)    (957,312)  (1,390,359)    (750,782)
Provision for (benefit from)
income taxes ........................            0       73,000      (59,000)      15,000
                                        ----------   ----------   ----------   ----------
                                                                                        0
Loss before extraordinary item ......   (6,591,091)  (1,030,312)  (1,331,359)    (765,782)
Extraordinary item-loss on early                 0     (328,571)    (328,571)           0
extinguishment of debt ..............         --           --           --           --
                                        ----------   ----------   ----------   ----------
Net loss ............................  $(6,591,091) $(1,358,883) $(1,659,930) $ (765,782)
                                        ==========   ==========   ==========   ==========

Per common Share ....................
Loss before extraordinary item ......   ($    1.89)  $     (.30)  ($     .38)  ($     .25)
Extraordinary item ..................   ($     .00)  $     (.09)  ($     .10)  ($     .00)
                                        ----------   ----------   ----------   ----------
Net loss ............................   ($    1.89)  $     (.39)  ($     .48)  ($     .25)
                                        ==========   ==========   ==========   ==========
Weighted average common shares
 outstanding ........................    3,490,500    3,490,000    3,490,000    3,036,301

                See notes to consolidated financial statements.

                                           MULTI-MARKET RADIO, INC.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            Six Months                 Years Ended
                                     -------------------------   ----------------------
                                           Ended June 30,              December 31,
                                          1996         1995         1995         1994
                                          ----         ----         ----         ----
                                       (unaudited)  (unaudited)
Cash Flows from Operating Activities:
Net loss ............................  $(6,591,091) $(1,358,883) (1,659,930) $ (765,782)
Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depreciation and amortization            809,679      966,087    1,750,310    1,146,640
  Non-cash compensation .............      130,000      353,400      281,247      364,933
  Extraordinary item-debt                        0      328,571      328,571            0
  extinguishment ....................
  Debt issuance costs ...............            0   (4,040,128)           0            0
  Loss on dispositions of radio
  stations ..........................    1,664,838            0            0            0
  Write off of pending acquisition
  and financing costs................      708,837            0            0            0

  Gain on sale of WRSF ..............      (68,842)           0            0            0
  Deferred taxes ....................            0            0     (202,000)           0
  Non-cash interest expense .........      491,835            0      362,569       50,000


Changes in assets and liabilities,
  net of amounts acquired:
  Accounts receivable ...............       70,953     (564,769)    (696,296)    (587,796)
  Other current assets ..............       54,759       36,835          165     (221,719)
  Other assets ......................       10,810        5,168      (13,122)     (47,698)
  Liabilities to affiliates .........    2,405,993       86,698       45,070       90,000
  Accrued interest ..................     (310,130)     720,104      728,306       26,290
  Deferred taxes ....................      (62,502)           0            0            0
  Other .............................     (100,045)       7,380        7,380            0
  Accounts payable and accrued
  expenses ..........................      (17,781)     158,669     (108,465)     533,427
                                        ----------   ----------   ----------   ----------
               Total adjustments ....    5,788,404   (1,941,985)   2,483,735    1,354,077
                                        ----------   ----------   ----------   ----------


Net cash provided by operating
  activities ........................     (802,687)  (3,300,868)     823,805      588,295
                                        ----------   ----------   ----------   ----------


Cash flows from Investing Activities:
Deferred acquisition costs ..........            0      352,686     (239,814)    (307,177)
Proceeds from deposits on sale of
  stations ..........................    3,500,000      504,730            0            0
Acquisition/financing costs for radio
  stations purchased ................     (746,723)           0            0            0
Payments for deposits on radio stations (2,228,954)           0            0            0
Receivable from affiliates ..........            0            0            0      (20,929)
Proceeds from disposition of net assets    950,000       48,649       31,831            0
radio station
Acquisition of net assets of radio
  stations ..........................            0  (32,759,851) (31,574,156) (6,732,599)
Capital expenditures ................     (150,134)    (308,139)    (511,097)    (162,016)
                                        ----------   ----------   ----------   ----------
Net cash provided by (used
  in) investing activities ..........    1,324,189   (32,161,925) (32,293,236) (7,222,721)
                                        ----------   ----------   ----------   ----------

Cash Flows from Financing Activities:
Repayments of long-term debt ........     (880,000)  (6,478,309)  (7,053,315)    (593,623)
Proceeds from issuance of long-term debt
net of issuance costs ...............            0   41,928,750   38,391,977            0
Proceeds from sale of common and
  preferred stock, net of equity issuance
  costs .............................            0            0      125,000    7,306,823
Proceeds from exercise of warrants ..       22,396            0            0            0
Proceeds from sale of warrants and
  options                                        0      446,250      551,479          160
                                        ----------   ----------   ----------   ----------

Net cash provided by (used
  in) financing activities ..........     (857,604)  35,896,691   32,015,141    6,713,360
                                        ----------   ----------   ----------   ----------
Net increase in cash ................     (336,102)     433,898      545,710       78,934
Cash and cash equivalents at beginning
  of period .........................    1,258,212      712,502      712,502      633,568
                                        ----------   ----------   ----------   ----------
Cash and cash equivalents at end of



  period ............................      922,110    1,146,400    1,258,212      712,502
                                        ==========   ==========   ==========   ==========





Non-cash Investing Activity:
Satisfaction of promissory note receivable
upon acquisition of radio station assets                          $  504,730   $        0
                                                                  ----------   ----------

Supplemental Information:
Cash payments made during the year for
interest ............................                             $3,193,345      507,265
                                                                  ----------   ----------
Cash payments made during the year for
income taxes ........................                             $   17,623   $   17,623
                                                                  ----------   ----------

                See notes to consolidated financial statements.

                          MULTI-MARKET RADIO, INC.

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

           FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND SIX
                        MONTHS ENDED JUNE 30, 1996



                                  Class A     Class B     Class C   Preferred   Warrants      Paid-in     Accumulated      Total
                                  Common     Common      Common      Stock    & Options      Capital       Deficit    Stockholders'
                                   Stock      Stock       Stock                                                          Equity

Balances at January 1, 1994      $11,500      $ 1,400     $ 3,600    $ 2,000    $    100     $9,396,916  $ (854,595)   $ 8,560,921

Issuance of 1,840,000 units
consisting of one share of
Class A Common Stock, one
Redeemable Class A Warrant and
one Redeemable Class B Warrant    18,400                                                      7,288,425                  7,306,825

Issuance of options to the
underwriters of the second
public offering                                                                      160                                       160

Issuance of stock options below
fair market value                                                                               50,000                      50,000

Non-cash compensation (Note 6)                                                                 364,933                     364,933

Net loss
                                                                                                           (765,782)      (765,782)
                                  -------    ------       ------     ------         ----  -----------   ------------   ------------
Balances at December 31, 1994      29,900     1,400        3,600      2,000          260   17,100,274    (1,620,377)    15,517,057


Issuance of Huff Warrants                                                        551,479                                   551,479

Sale of Huff Preferred Stock                                             12                    124,988                     125,000

Non-cash compensation (Note 6)                                                                 281,247                     281,247

Net loss
                                                                                                          (1,659,930)   (1,659,930)
Balances at December 31, 1995     -------    ------       ------     ------     --------    -----------   ------------  -----------
                                   29,900     1,400        3,600      2,012      551,739     17,506,509    (3,280,307)   14,814,853
Proceeds from exercise of
warrants                           29                                                        22,367                       22,396
Non-cash compensation                                                                       130,000                      130,000
Net loss
                                                                                                          (6,591,091)   (6,591,091)
Balances at June 30, 1996
(unaudited)                       $29,929    $1,400       $3,600     $2,012     $551,739     $17,658,876   $(9,871,398)  $8,376,158
                                  =======    ======       ======     ======     ========     =========== ==============  ==========

                                     F-7

                           MULTI-MARKET RADIO, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                               DECEMBER 31, 1995


1.       ORGANIZATION

         Multi-Market Radio, Inc. (the "Company" or "MMR"), a Delaware corporation, was organized on August 28, 1992 to acquire, own, and operate radio stations in medium-sized markets in the Eastern United States. The Company commenced operations in July 1993 when it acquired WHMP-AM(FM) and WPKX-FM, each operating in the Springfield/Northampton, Massachusetts markets, and WYAK-AM(FM), operating in the Myrtle Beach, South Carolina market which were accounted for using the purchase method of accounting. The Company subsequently sold radio station WYAK-AM in January 1995. The aggregate purchase price for the July 1993 radio station acquisitions was $14,321,539 and the sale price of WYAK-AM was $65,000. There was no gain or loss recorded on the sale.

        In March 1994, the Company purchased substantially all of the assets related to WRXR-FM, a station operating in the Augusta, Georgia market and the rights to acquire WKBG-FM, a station under construction in the Augusta, Georgia market (the "Augusta Acquisitions"), for an aggregate purchase price of $6,657,140. WKBG-FM commenced operations in April 1994, and was operated under a local marketing agreement (LMA) until the acquisition was completed on February 3, 1995. This acquisition was recorded by the Company using the purchase method of accounting.

        In March 1995, the Company acquired all of the common stock of Southern Starr Broadcasting Group, Inc. ("SSBG") for $35,000,000 which included repayment of SSBG's existing indebtedness and acquired six stations in four markets, consisting of WPLR-FM, operating in the New Haven, Connecticut market; WKNN-FM, WMJY-FM and WVMI-AM, each operating in the Biloxi, Mississippi market; WGNE-FM, operating in the Daytona Beach, Florida market and KOLL-FM, operating in the Little Rock, Arkansas market. These acquisitions were accounted for using the purchase method of accounting. The Company sold WVMI-AM for $115,000 in December 1995, and has entered into an agreement to sell KOLL-FM to Triathlon Broadcasting Company, an affiliate, for an estimated $ 4,000,000. No gain or loss was recognized on the sale of WVMI-AM or will be recognized on the sale of KOLL-FM. The Company also sells advertising pursuant to a JSA on behalf of WYBC-FM, operating in the New Haven, Connecticut market.

        The following supplemental pro forma information is presented as if the Company had completed the Augusta Acquisitions and the Southern Starr Acquisitions and the related offerings and borrowings as of January 1, 1994:

                                              1994            1995
                                          (Unaudited)        (Unaudited)

Net revenue ...........................   $ 18,727,556    $ 20,979,939
Operating income ......................      2,058,555       4,325,233
Income (loss) before extraordinary item        691,257        (709,544)
Net Loss ..............................       (282,964)     (1,038,115)
Net loss per Share ....................           (.08)           (.30)

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intracompany accounts and transactions have been eliminated in consolidation. CASH & CASH EQUIVALENTS

         The Company invests excess daily cash balances in overnight government repurchase agreements. The Company considers such investments to be cash equivalents.

REVENUE RECOGNITION

         The Company's primary source of revenue is the sale of airtime to advertisers. Revenue is recorded when the advertisements are broadcast.

RISKS AND UNCERTAINTIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Company provides advertising air time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial conditions, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives ranging from: five to seven years for vehicles and furniture and equipment, 15 years for technical equipment and 40 years for real property including related improvements.

INTANGIBLE ASSETS

         Intangible assets include the portion of the acquisition purchase price allocable to FCC licenses and goodwill which are amortized over 40 years, a covenant not to compete associated with the acquisition of WPKX-FM, which was amortized over 2 years, and deferred financing costs which are being amortized over the life of the debt.

         It is the Company's policy to account for goodwill and all other intangible assets at the lower of amortized cost or fair value. As part of an ongoing review of the valuation and amortization of intangible assets, management assesses the carrying value of the Company's intangible assets if facts and circumstances suggest that it may be impaired. If this review indicates that the intangibles will not be recoverable as determined by a non-discounted cash flow analysis of the Company over the remaining amortization period, the carrying value of the Company's intangibles would be reduced to its estimated realizable value. As a result, the Company has determined that goodwill and all other intangible assets are fairly stated at December 31, 1995.

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("FAS 121") effective for fiscal years beginning after December 15, 1995. The Company expects that the adoption of FAS 121 will not have a material effect on its financial statements.

Barter Transactions

         Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast; the expense relating to goods and services received is recorded when used. For the years ended December 31, 1994 and 1995, the Company recorded barter revenue of $723,697 and $1,528,408 respectively, and expenses of $755,564 and $1,459,443 respectively.

Stock Options

         In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") compensation costs for stock is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire that stock.

         In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("FAS 123") which establishes financial accounting and reporting standards for stock based employee compensation plans including stock purchase plans, stock options, restricted stock and stock appreciation rights. The Company has elected to continue accounting for stock based compensation under the provisions of APB
25. The disclosure requirements of FAS 123 will be effective for the Company's financial statements beginning in the first quarter of 1996.

Loss Per Common Share

         Loss per common share is based upon net loss applicable to common shares and upon the weighted average number of common shares outstanding during the period. The conversion of securities convertible into common stock and the exercise of stock options were not assumed in the calculation of net loss per common share because the effect would be antidilutive.

Interim Financial Statements

         In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of the Company at June 30, 1996 and the results of its operations and cash flows for the six month periods ended June 30, 1996 and 1995. Results for the interim period are not necessarily indicative of results to be expected for the full year.

3.       INTANGIBLE ASSETS

         Net intangible assets consist of the following at December 31:

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              1994             1995
                                          ------------    ------------
FCC Licenses ..........................   $ 17,993,052    $ 46,433,407
Goodwill ..............................              0       7,112,938
Covenant not to compete ...............      1,000,000       1,000,000
Deferred financing costs ..............        480,836       4,236,682
                                          ------------    ------------
                                            19,473,888      58,783,027
Less accumulated amortization .........     (1,379,593)     (3,037,292)
                                          ------------    ------------
Net intangible assets .................   $ 18,094,295    $ 55,745,735
                                          ------------    ------------

4.       RECEIVABLE FROM AFFILIATE

         In connection with the acquisition of the Myrtle Beach Stations in July 1993, the Company loaned certain funds to Jones Eastern in excess of the stated $3,000,000 purchase price in order for Jones Eastern to settle certain liabilities and obtain the release of certain liens on the Myrtle Beach Stations. The Company had received a promissory note from Jones Inc., the parent of Jones Eastern, in the amount of $504,730. This amount was satisfied, including interest at the rate of 8%, upon the sale, by Jones Inc., of its WRSF-FM, Nags Head, North Carolina station, to the Company on May 12, 1995. The Company acquired the assets of radio station WRSF-FM (Nags Head, North Carolina) from Jones Eastern of the Outer Banks, Inc. for $827,714, a portion of which represents the satisfaction of the aforementioned $504,730 note receivable. On May 31, 1995, the Company entered into an Agreement to sell the assets of WRSF-FM to East Carolina Radio, Inc. for $950,000 in cash. This transaction closed in March 1996. Simultaneous with the execution of this sales Agreement the Company entered into a local marketing Agreement pursuant to which the Buyer began providing programming to the radio station.

5.       DEBT

         At December 31, 1994, the Company's long-term debt consisted of a term loan in the principal amount of $7,400,000 from FINOVA Credit Corporation ("FINOVA") which was entered into concurrently with the closing of the Company's initial public offering. This loan was refinanced in March 1995 pursuant to a Loan Agreement with FINOVA (the "Loan Agreement") for $26,500,000.

         In addition to the Loan Agreement, at December 31, 1995, the Company's debt also included borrowings of $18,431,440 principal amount Subordinated Original Issue Discount Debentures (the "Subordinated Debentures") issued to the Huff Alternative Income Fund, L.P. ("Huff").

         At December 31, 1995, the Company's debt consists of:

                                               FINOVA                   HUFF                  TOTAL
Net proceeds . . . . . . . . . . . . . .     $26,500,000           $15,323,680            $41,823,680
Amortization of discount . . . . . . . .                               375,336                375,336
Principal repayments . . . . . . . . . .        (717,079)                                    (717,079)
                                              ---------      -----------------           ------------
Total                                         25,782,921            15,699,016             41,481,937
Current portion of long-term debt  . . .       1,804,000                                    1,804,000
                                            ------------     -----------------           ------------
Long-term debt . . . . . . . . . . . . .     $23,978,921          $ 15,699,016            $39,677,937
                                             ===========          ============            ===========

         The Loan Agreement bears interest at 2.5% above the Citibank base rate over its five-year term. Interest at December 31, 1995 is being paid at 11%. Debt service includes increasing quarterly principal payments and monthly interest payments. The final payment of $15,418,000 is due April 2000. Under the terms of the Loan Agreement, the Company obtained interest rate protection from Chemical Bank in the form of an interest rate cap Agreement which

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ensures that, for a two-year period, $15,000,000 of the loan is protected against the base interest rate being in excess of 11%.

         The Loan Agreement contains limitations on the Company with respect to (i) incurrence of additional indebtedness; (ii) corporate overhead (as defined); (iii) capital expenditures; (iv) specific minimum operating cash flows (as defined); (v) incurrence of additional liens; (vi) payment of cash dividends; (vii) acquisitions and mergers; (viii) payments of indebtedness for borrowed money; (ix) investments; and (x) changes in business, as well as other customary events of default.

         Borrowings under the Loan Agreement is senior debt of the Company's subsidiaries and is guaranteed by the Company and is secured by substantially all of the assets and capital stock of the subsidiaries.

         The Huff Subordinated Debentures bear interest at 10% of the principal amount for the first three years, and 16% thereafter. The effective interest rate of the Subordinated Debentures is 17.73%. During the first three years of the term of the Debentures, interest may be paid in kind by the issuance of additional Debentures. However after the first year, failure to pay interest in cash will result in a default which, while not giving rise to a right of acceleration, will give Huff the right, subject to the approval of the FCC, to assert control over the Company's Board of Directors. The Company timely paid its first semi-annual interest obligation due under the Debentures on October 16, 1995. The term of the Debentures is six years with principal due March 27, 2001.

         The Huff Subordinated Debentures contain affirmative and negative covenants including covenants related to a change in control of the Company. The Debentures contain certain restrictions regarding the Company's right to call and provides Huff with the option to put Debentures in amounts equal to various percentages of the proceeds exceeding $1,000,000 realized by the Company from the exercise of the Company's Class A and/or B warrants. The amount which may be put cannot exceed 50% (to be increased to 75% upon certain conditions) of the existing warrant exercise proceeds.

         The Subordinated Debentures provide for representation of the holder on the Company's Board of Directors and each committee of the Board subject to election by the Company's shareholders. In the event of a default, the holder may have the right, under certain circumstances and subject to FCC approval, to elect a majority of the Company's Board of Directors. Messrs. Ferrel, Morrow and Sillerman have entered into a Shareholders Agreement with Huff pursuant to which their shares will be voted to effectuate these provisions.

         Principal payments on the outstanding long-term debt are due as follows:

         Year ending December 31:

       1996.....................................  $        1,804,000
       1997.....................................           2,024,000
       1998.....................................           2,374,000
       1999.....................................           2,798,000
       2000 and thereafter......................          34,611,440
                                                        ------------
                                                        $ 43,611,440
                                                        ============

         At December 31, 1995, the Company was in compliance with all payment obligations and covenants under the Loan Agreement and Subordinated Debentures except for the corporate overhead and capital expenditure covenants for the year ended December 31, 1995 the Company has received waivers for these violations in 1995.

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company plans to repay the Loan Agreement and Subordinated Debentures in full in 1996 (see Note 10). As a result, the Company will incur prepayment premiums of approximately $794,000 and $4,196,000 on the Loan Agreement and Subordinated Debentures, respectively.

         The Company recorded an extraordinary loss of $328,571 related to the write-off of deferred financing costs associated with its original term loan, described above, at the time it entered into the Loan Agreement of $26,500,000 with FINOVA which was used to consummate the Southern Starr acquisition.

6.       STOCKHOLDERS' EQUITY

PREFERRED STOCK

         The Company's authorized Preferred Stock consists of 200,000 shares of original Preferred Stock and 1,000,000 shares of other preferred stock. The Company's original preferred stock is convertible into 200,000 shares of Class B Common Stock. However, Mr. Ferrel and Mr. Sillerman have agreed that they will not exercise their right to sell, transfer, or dispose of their original Preferred Stock at any time prior to July 28, 1998 and will forfeit such stock if, in the case of Mr. Ferrel, he is no longer employed by the Company, or in the case of Mr. Sillerman, SCMC is no longer acting as a consultant to the Company.

         The Company recognized a non-cash compensation expense pertaining to the Preferred Stock which totaled $364,933 in 1994 and $281,247 in 1995.

         In September 1995 the Company issued 1,250 shares of Senior Preferred Stock to the Huff Alternative Income Fund, L.P. in connection with the Southern Starr transaction and received proceeds of $125,000.

COMMON STOCK

Voting Rights

         Holders of the Class A and Class B Common Stock vote as a single class, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to 10 votes except (i) for the election of directors, who are elected as set forth below, (ii) with respect to any "going private" transaction, as defined, between the Company and any of Bruce Morrow, Robert F.X. Sillerman, Howard J. Tytel, SCMC or any of their respective affiliates and (iii) as otherwise provided by law.

         In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect the two directors who are not affiliated with the Company or entities affiliated with Mr. Sillerman. The holders of Class A Common Stock and Class B Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to 10 votes, are entitled to elect the remaining three directors. Holders of Class A Common Stock and Class B Common Stock are not entitled to cumulative voting in the election of directors. Holders of Class C Common Stock do not have voting rights other than those required by applicable law.

Other Provisions

         Each share of Class B Common Stock and Class C Common Stock convert into one share of Class A Common Stock automatically upon its sale or transfer to a person or entity not employed by or affiliated with the Company.

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Mr. Sillerman is entitled, at his option and for no additional consideration, to convert his 360,000 shares of Class C Common Stock into 360,000 shares of Class B Common Stock as of any date from and including May 15, 1996. Any such conversion would be subject to prior approval by the Federal Communications Commission.

UNDERWRITERS WARRANTS

         The Company issued 100,000 Warrants to the Underwriters of the Company's Initial Public Offering each exercisable for one share of the Company's Class A Common Stock. As a result of antidilution provisions contained in the Underwriters Agreement, the number of warrants outstanding has increased to 125,000 at December 31, 1994. The Underwriters' Warrants are exercisable for a four year period commencing July 22,1994 at an exercise price of $9.10 per share. The Company also issued 160,000 Unit Purchase Options to the Underwriters of the Company's Second Public Offering each convertible into one Unit which consists of one share of Class A Common Stock, one Redeemable Class A Warrant and one Redeemable Class B Warrant. The Underwriters Unit Purchase options are exercisable for a two year period commencing March 23, 1997 at an exercise price of $7.75 per Unit.

HUFF WARRANTS

         In connection with the issuance of the Subordinated Debentures to Huff, the Company also issued ten-year warrants at an exercise price of $7.75 per share for the purchase of 728,000 shares of the Company's Class A Common Stock. The purchase price for these warrants was $551,479.

Options

         On December 2, 1993, the Company's Stock Option Committee granted options to acquire 130,000 shares of the Company's Class A Common Stock out of the 1993 Stock Option Plan. The options vest at 20% per year for a five year period (commencing December 2, 1994) with an exercise price based upon the Company's stock price at the date of grant of $7.88 per share and are exercisable for ten years. Messrs. Morrow, Ferrel and Heideman, the Company's Chairman, President and Senior Vice President, respectively, received options to acquire 20,000, 50,000 and 5,000 shares, respectively. Messrs. Sillerman and Tytel, principal executive officers of SCMC, received options to acquire 45,000 and 10,000 shares respectively. In addition, on December 2, 1993 the Company's Board of Directors granted to each of its two independent directors stock appreciation rights ("SARs") in respect of 10,000 shares of the Company's stock with an exercise price of $8.66 per share. The SARs are exercisable for ten (10) years, may be exercised in either cash or shares of Class A Common Stock at the election of the Company, and vest in five (5) equal annual installments beginning December 2, 1994. The SARs become immediately vested if the director is not nominated for re-election or is not re-elected.

         On June 7, 1994, the Company's Stock Option Committee granted options to acquire 65,000 shares of the Company's Class A Common Stock out of the 1994 Stock Option Plan. The options vest at 20% per year for a five year period (commencing June 7, 1995) with an exercise price based upon the Company's stock price at the date of grant of $5.00 per share and are exercisable for ten years. Messrs. Morrow, Ferrel, Sillerman and Tytel received options to acquire 5,000, 15,000, 20,000 and 5,000 shares, respectively; and The Sillerman Companies, Inc., a company affiliated with Mr. Sillerman, was granted options to acquire 20,000 shares. At December 31, 1994 and 1995, there were 30,000 and 32,000 options exercisable, respectively.

         The 100,000 authorized shares of the Company's 1995 Stock Option Plan have not yet been granted.

7.       COMMITMENTS AND TRANSACTIONS WITH AFFILIATES

         The Company entered into a Financial Consulting and Marketing Agreement (the "Consulting Agreement") with Sillerman Communications Management Corporation ("SCMC"), an entity which is principally owned by one of

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the organizers of the Company, pursuant to which SCMC agreed to serve for a period of five years as the Company's financial consultant and marketing specialist. The Company paid to SCMC as compensation for its services $3,000 per month per market in which the Company owns, operates, provides programming for or engages in joint sales or similar arrangements with up to two stations, and $5,000 per month per market in which the Company owns, operates, provides programming for or engages in joint sales or similar arrangements with more than two stations, adjusted annually to reflect any percentage increase in the New York City CPI. Pursuant to an amendment to the Consulting Agreement in May, 1994, SCMC was not entitled to consulting fees for any period in which the Company would fail to satisfy the covenants under its credit Agreement, after giving effect to such fees. During the year ended December 31, 1995, the Company recorded an expense of $279,000 under the Consulting Agreement. For the year ended December 31, 1994, no amounts were deemed earned under the amended Consulting Agreement and, as a result, the Company did not record any expense for such fees. The Board of Directors have approved a further amendment to the SCMC Agreement which is being further amended to provide for a fixed annual compensation, regardless of stations/markets, of $500,000 per year, effective January 1, 1996.

         Under the Agreement, SCMC has agreed to perform, or assist the Company with, among other things: (i) placement of financing; (ii) design and implementation of the Company's accounting system; (iii) production of financial reports and other data for the Company's lenders and investors and as required under the Securities Act and Exchange Act; (iv) implementation of a cash management system; (v) periodic analyses of the sales and marketing functions of all radio stations owned by the Company; (vi) consulting services to the sales staff of the Company's Stations; (vii) formulation and coordination of sales and marketing promotions by the Company's radio stations; (viii) training and providing of motivational programs to the Company's sales staff; and (ix) preparation and delivery to the Company of quarterly reports and analyses of regional and national advertising activity in small and medium-sized radio markets in New England and the Southeast and economic, employment and industrial trends in such markets. In providing these services, SCMC incurred, and was not compensated for, certain professional fees and services.

         SCMC and the Company have also agreed in the SCMC Agreement to consider increasing SCMC's compensation if (i) the time and effort of SCMC for performing services under the SCMC Agreement exceeds the level that was originally contemplated by the parties when they entered into the Agreement, or (ii) the Company acquires additional broadcast properties. The SCMC Agreement also provides for the payment to SCMC of certain fees in the event of any financing or mergers and acquisitions, whether or not such transactions are originated by SCMC, although such fees are subject to the approval of the Company's independent directors. During the year ended December 31, 1994 SCMC received approximately $258,000 of fees and expense reimbursements related to the Augusta Acquisitions and during the year ended December 31, 1995, SCMC received approximately $1,530,000 of fees and expense reimbursements related to the Southern Starr Acquisition. The Company has also agreed to reimburse SCMC for all reasonable out-of-pocket disbursements incurred by SCMC in connection with the performance of services under the SCMC Agreement and to indemnify SCMC and its affiliates for any losses which may be incurred in connection with the SCMC Agreement.

         The Company has also entered into a Sublease Agreement with SCMC for corporate headquarters space in the amount of $4,000 per month adjusted annually for increases in the CPI. Pursuant to an amendment to the Sublease Agreement in May 1994, SCMC is not entitled to such fees for any period in which the Company would fail to satisfy the covenants under the Credit Agreement, after giving effect to such fees. For the year ended December 31, 1994, no amounts were deemed earned under the amended Sublease Agreement and, as a result, the Company did not record any expense for the facilities fees. During the year ended December 31,1995 the Company recorded an expense of $48,000 under this Agreement.

         The Company's Secretary is an employee of SCMC and does not receive compensation directly from the Company.

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In connection with the acquisition of SSBG, the Company entered into an Agreement with Mr. Sillerman, whereby he arranged for the issuance of a $1,300,000 Letter of Credit on the Company's behalf. In consideration for the issuance of the Letter of Credit, the Company will issue 26,000 shares of Class A Common Stock or pay $130,000 in cash, at the option of Mr. Sillerman. Additionally, the Company will issue options to Mr. Sillerman to acquire 10,000 shares of Class A Common Stock exercisable within 10 years of the issuance of the options at an exercise price of $2.50 per share. The Company recorded interest expense under this Agreement of $90,000 in 1994 and $40,000 in 1995. The fair value of the options issued ($50,000) has been reflected as an increase in paid-in capital.

         Multi-Market Radio of Northampton, Inc. served as a nonexclusive radio consultant to SCMC for a monthly fee of $8,000. The Agreement was terminated on April 30, 1994. During the year ended December 31, 1994, the Company recorded revenue under this Agreement of $32,000.

         The Company's Board of Directors approved the release of the cash flow guarantee provided by Northampton Holdings, Inc., the seller with respect to radio stations WHMP-AM/FM, based upon: (i) management's satisfaction with the performance of the station; and (ii) the inherent difficulties in accurately measuring the performance of the stations as they are operated by the Company so as to create a duopoly in the Northampton/Springfield market. As Mr. Sillerman is the owner of NHI, the release of the guarantee was approved as an affiliate transaction.

         The Company has entered into various other agreements for rental property and future service contracts as described below.

RENTAL REAL ESTATE, PROPERTY AND FUTURE SERVICE CONTRACTS

         The Company leases office space and certain rental property under various operating leases. The Company is also liable under certain future service contracts. Future minimum lease payments under these leases and contracts are payable as follows:

                  Years ending December 31:

       1996.....................................     $203,437
       1997......................................    187,741
       1998......................................    181,451
       1999......................................    181,451
       2000......................................    179,689
                                                    --------
                                                    $933,769
                                                    ========

         Rent expense for the years ended December 31, 1994 and 1995 was $70,306 and $254,019 respectively.

LOCAL MARKETING AGREEMENTS AND JOINT SELLING AGREEMENTS

        In November 1993, the Company began providing programming to WVCO-FM, in Myrtle Beach, South Carolina licensed to Loris, South Carolina pursuant to a letter of intent granting the owner an option (the "Option") to sell WVCO-FM to the Company for $650,000. Pursuant to the local marketing Agreement ("LMA"), the Company provides a substantial portion of the programming broadcast on WVCO-FM and sells advertising time during such programming segments for its own account. In consideration for these rights, the Company agreed to pay certain operating expenses of WVCO-FM and to make certain other payments based on the combined revenue growth of WYAK-FM and WVCO-FM. On December 15, 1994, the owner of WVCO-FM exercised the Option to sell the station to the Company. Payments made by the Company under the LMA were credited against the purchase price.

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        On December 9, 1995, the Company entered into a Joint Selling Agreement with GMR Broadcasting, pursuant to which the Company sells advertising of station WCHZ-FM, licensed to Harlem, Georgia, in the Augusta, Georgia market.

8.      INCOME TAXES

        Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting For Income Taxes ("FAS 109"). There was no significant impact to MMR upon adoption. In accordance with FAS 109, the Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

        For the periods ended December 31, 1994 and 1995 the Company generated net operating loss carryforwards ("NOL") of approximately $629,000 and $1,379,000 respectively, which expire in 2009 and 2010.

        The principal components of the Company's deferred tax assets and liabilities are the following:

                                                   1994               1995
                                                   ----               ----
Deferred Compensation ....................     $   138,700        $   384,600
Net Operating Loss Carryforwards .........         264,480            748,600
Allowance for Doubtful Accounts ..........               0            115,600
Accrued Interest .........................               0            241,900
                                               -----------        -----------
                                                   403,180          1,490,700

Valuation Allowance ......................        (290,680)          (532,800)
                                               -----------        -----------
Net Deferred Tax Asset ...................     $   112,500        $   957,900
                                               -----------        -----------
Intangible Assets ........................     $   207,500        $ 8,177,800
Fixed Assets and Other ...................          10,000             83,600
                                               -----------        -----------
Deferred Tax Liabilities .................         217,500          8,261,400
                                               -----------        -----------
Net Deferred Tax Liability ...............     $   105,000        $ 7,303,500


         The provision for (benefit from) income taxes consists of the following:

Current                                             1994             1995
                                                    ----             ----
Federal ...........................             $       0        $       0
State .............................                15,000          143,000

Deferred
Federal ...........................                     0         (169,783)
State .............................                     0          (32,217)
                                               -----------       -----------
Total .............................             $  15,000        $ (59,000)

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                                1994               1995
                                                ----               ----

Benefit at statutory rate ................   $(255,266)         $(472,722)
State and local tax ......................      15,000            110,783
Valuation allowance ......................     255,266            290,960
Non-deductible expenses ..................           0             11,979
                                             ---------          ---------
                                             $  15,000          $ (59,000)
                                             =========          =========


9.       DEFINED CONTRIBUTION PLAN

         In July 1994, the Company established a 401(k) defined contribution plan in which most of the Company's employees are eligible to participate. The Plan presently provides for employer contributions of 25% of the first 4% each participant defers. Employer contributions for the year ended December 31, 1994 and 1995 totaled $4,438 and $27,266, respectively.

10.      ACQUISITIONS AND FINANCINGS

         In March 1995, the MMR Board approved the issuance, subject to stockholder approval, of 200,000 MMR Series A Preferred Shares and 200,000 MMR Series B Preferred Shares. Such issuance was approved by the stockholders of MMR in August 1995. In July 1996 MMR issued 200,000 MMR Series A Preferred Shares and 200,000 MMR Series B Preferred Shares to certain of its officers, directors and advisors.

         The terms of the MMR Series A Preferred Shares provided that they would convert, on a share for share basis, into an equal number of MMR Class A Shares in the event that Broadcast Cash Flow equaled or exceeded $5.0 million for the fiscal year ending December 31, 1995, and the terms of the MMR Series B Preferred Shares provide that they will be converted, on a share for share basis, into an equal number of shares of MMR Class A Shares in the event that Broadcast Cash Flow equals or exceeds $10.0 million for the fiscal year ending December 31, 1997. However, in no event shall any MMR Series A Preferred Shares of MMR Series B Preferred Shares be converted unless the closing sale price of an MMR Class A share for the 30 trading days immediately preceding such conversion exceeds $7.50 per share. The terms of the MMR Series A Preferred Shares and the MMR Series B Preferred Shares provide that, if the performance goals are not met, the shares will be redeemed for $.01 per share. MMR achieved Broadcast Cash Flow of at least $5.0 million in 1995 and accordingly, all of the MMR Series A Convertible Preferred Stock converted into an equal number of MMR Class A Shares in July 1996. In July 1996 the holders of the MMR Class A Shares issuable upon conversion of the MMR Series A Preferred Shares and the holders of the MMR Series B Preferred Shares entered into a escrow arrangement with respect to such shares. Pursuant to such escrow arrangement, such shares shall be released from escrow ratably over a five-year period commencing in April 1997. Such shares may not be transferred until released from escrow but they may be voted while in escrow.

         The Company has entered into a plan of merger (the "SFX Acquisition") dated as of April 15, 1996, as amended on May 6, 1996, July 30, 1996 and September 30, 1996, with SFX Broadcasting, Inc. ("SFX") pursuant to which SFX agreed to merge with and into the Company. Following completion of the SFX Acquisition, the Company will become a wholly-owned subsidiary of SFX. In the event that the Merger Agreement is terminated pursuant to certain provision thereof, MMR will have the right, subject to the receipt of prior FCC approval, to acquire SFX's interests in the MMR Liberty Stations for $100.0 million, in which event SFX will be subject to a substantial tax liability. In the event the Merger Agreement is terminated pursuant to certain provisions thereof, SFX will have the right to structure an exchange of certain of MMR's stations for the MMR Liberty Stations in a transaction which is intended to qualify as a like-kind exchange under Section 1031 of the Code. SFX and MMR acknowledged in the Merger

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Agreement that any acquisition with respect to WYSR-FM would be of an interest in an JSA rather than the station itself. See "The Merger Agreement--Other Provisions."

         MMR is entitled to call its Class A Warrants at a redemption price of $.01 per MMR Class A Warrant in the event that the trading price of MMR Class A Series of $10.75 per share, on average, for 20 consecutive trading days. In the event of a redemption call, it is expected that substantially all of the holders of the MMR Class A Warrants will exercise such warrants and acquire MMR Class A Shares rather than be redeemed.

         Pursuant to the SFX Acquisition, MMR shall, at the request of SFX, use all commercially reasonable efforts to commence the exchange ("Exchange Shares") of MMR Class B Warrants to MMR Class A Shares at a ratio of two-tenths (.2) of an MMR Class A Share for each MMR Class B Warrant.

         Upon consummation of the SFX Acquisition, and subject to certain conditions, the outstanding securities of the Company will be converted into shares of common stock of SFX as follows: (i) the shares of the Company's Class A Common Stock, including the converted Series A Preferred Shares, and the shares of the Company's Series B Convertible Preferred Stock will be converted into that number of shares of Class A Common Stock of SFX determined on the basis of the Exchange Ratio (as defined below) and (ii) the shares of the Company's Class B Common Stock, the shares of the Company's Class C Common Stock and the shares of the Company's Original Preferred Stock will be converted into the number of shares of Class B Common Stock of SFX determined on the basis of the Exchange Ratio.

         The Exchange Ratio is the number of shares of Class A Common Stock or Class B Common Stock of SFX, as the case may be, to be issued in the SFX Acquisition equal to the quotient obtained by dividing $12.50 by the average SFX stock price in the 20 days prior to closing, subject to adjustment.

         Upon the completion of the SFX Acquisition, each of the Company's outstanding options or stock appreciation rights will be assumed by SFX. Each option will be deemed to constitute an option to acquire, on the same terms and conditions as were previously applicable, the number of shares of SFX Class A Common Stock equal to the product of the number of shares of Class A Common Stock of the Company covered by the option multiplied by the Exchange Ratio at an exercise price equal to the quotient determined by dividing the exercise price per share of SFX Class A Common Stock specified for such option by the Exchange Ratio.

         Upon the completion of the SFX Acquisition, each of the Company's outstanding (i) Class A Warrants and Class B Warrants, if any, (ii) options issued pursuant to the unit purchase options issued to the underwriters of the Company's public offering in March 1994, (iii) warrants issued to the underwriters of the Company's initial public offering in July 1993, (iv) the Huff Warrants and (v) options issued to Robert F.X. Sillerman outside the Company's stock option plans, shall be assumed by SFX.

         The Merger Agreement provides that, on or prior to the Effective Time, MMR shall use its best efforts to repay all amounts due under the Subordinated Debentures and redeem all shares of its Senior
Preferred Shares. All of the Subordinated Debentures and all of the Senior Preferred Shares are held by Huff. Pursuant to the Huff
Consent Agreement, MMR has agreed to repay and redeem in full, at or immediately prior to the Effective Time, the Subordinated
Debentures and the Senior Preferred Shares for an aggregate purchase price of $21.0 million plus accrued and unpaid interest and dividends through the date of repayment and redemption. In the Huff Consent Agreement, SFX agreed, among other things, at the Effective Time, to issue to Huff additional warrants to acquire that number of SFX Class A Shares equal to 175,000 multiplied by the Exchange Ratio. The Huff Consent Agreement contains Huff's consent to the Merger on the terms and conditions set forth therein. In addition, on or prior to the Effective Time, MMR must have repaid or provided for the repayment of all amounts outstanding under the Finova loan agreement. As of September 30, 1996 there was approximately $21.7 million outstanding under the Finova Loan. Simultaneously with the consummation of the Merger, it is anticipated that

                           MULTI-MARKET RADIO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SFX will pay for the redemption of the Subordinated Debentures and the Senior Preferred Shares and the repayment of the Finova Loan.

         On November 13, 1995, the Company and SFX entered into an exchange Agreement (the "Exchange Agreement") pursuant to which the Company agreed to acquire seven FM and four AM radio stations owned by Liberty Broadcasting, Inc. ("Liberty") and to assume a JSA from Liberty with respect to one FM station following the Acquisition of Liberty by SFX, in exchange for ten radio stations to be acquired by the Company. Pursuant to the SFX Acquisition, SFX canceled the Exchange Agreement and the Company agreed to transfer to SFX its rights under the following purchase agreements for the stations originally to be acquired by the Company and exchanged with SFX (the "Liberty Transaction"). On January 26, 1996, the Company entered into an Agreement to acquire substantially all of the assets of WSTZ-FM and WZRX-AM, both operating in Jackson, Mississippi, for a purchase price of $3.5 million. On January 22, 1996, the Company entered into an Agreement to acquire substantially all of the assets of WROQ-FM, operating in Greenville, South Carolina, for a purchase price of $14.0 million (the "WROQ Transaction"). On January 18, 1996 the Company entered into an Agreement to acquire substantially all of the assets of WTRG-FM and WRDU-FM, both operating in the Greensboro, North Carolina market, and WMFR-AM, WMAG-FM and WTCK-AM (formerly WWWB-AM), each operating in the Greensboro, North Carolina market (the "North Carolina Transaction"). On June 25, 1996, June 28, 1996 and July 1, 1996 the WROQ Transaction, the North Carolina Transaction and the Liberty Transaction, respectively, were closed and the respective stations were transferred to SFX.

         On July 10, 1996, the Company sold the assets of WRXR-FM and WKBG-FM to Wilks Broadcast Acquisitions, Inc. ("the Buyer") for a price of $5,000,000. Additionally, a local marketing Agreement was entered into simultaneously with the signing of the purchase Agreement pursuant to which the Buyer provided programming on stations WRXR-FM and WKBG-FM from the date of the Agreement (March 25, 1996) until the closing of the transaction. The Company recorded a loss of approximately $1,596,000 related to this transaction in the first six months of 1996.

         In September 1996, the Company acquired substantially all of the assets of WKSS-FM, Hartford, Connecticut, for an aggregate purchase price of $18 million. In the SFX acquisition, SFX agreed that, if requested by MMR, it would negotiate in good faith to enter into an agreement to advance up to $23.0 million to MMR to finance the WKSS-FM acquisition and for working capital and other general operating purposes. As of September 1996, SFX has advanced approximately $20 million.

         At June 30, 1996, MMR was in compliance with all covenants under the Finova Loan Agreement and its Subordinated Debentures. The Finova Loan Agreement contains a covenant which places an annual limitation on the amount of MMR's corporate overhead. As a result of the significant expansion of MMR's operations, this covenant was breached during the year ended December 31, 1995 and such breach was subsequently waived by Finova. This covenant, as well as a similar covenant in the agreement governing the Subordinated Debentures, was breached by MMR in the third quarter of 1996. Mr. Sillerman had notified the Company that he intended to convert his non-voting Class C Common Stock and Original Preferred Stock into voting Class B Common Stock upon any such default, and on August 28, 1996, Mr. Sillerman effected such conversion. MMR obtained a waiver of its default under the Finova Loan Agreement and a waiver of its default under the agreement governing the Subordinated Debentures.

                         INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholders
Southern Starr Broadcasting Group, Inc.
Alexandria, Virginia


         We have audited the accompanying consolidated statement of operations and cash flows of Southern Starr Broadcasting Group, Inc. and its subsidiaries (the "Company") for the nine months ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Southern Starr Broadcasting Group, Inc. and subsidiaries for the nine months ended December 31, 1994, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


Washington, DC
February 20, 1995
(March 9,1995 as to Note 9)

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                                                               Nine Months Ended
                                                               December 31, 1994
                                                                 (As Restated)
                                                                 -------------
Broadcasting revenues ........................................   $ 10,170,288
Less agency commissions ......................................      1,145,985
                                                                 -------------
Net revenues .................................................      9,024,303
                                                                 -------------
Broadcasting expenses

Programming and other operating expenses .....................      1,673,623
Selling, general and administrative expenses .................      4,023,010
                                                                 -------------
Broadcasting expenses, excluding depreciation and amortization      5,696,633

Depreciation and amortization ................................        501,379
                                                                 -------------
Total broadcasting expenses ..................................     6,198, 012

Corporate expenses ...........................................        773,323
                                                                 -------------
Income from operations .......................................      2,052,968

Non-operating expense
Interest .....................................................       (474,486)
Other, net ...................................................       (882,614)
                                                                 -------------
                                                                   (1,357,100)
                                                                 -------------
Minority interest in loss of consolidated subsidiary .........        (40,429)
                                                                 -------------
Income before income taxes ...................................        655,439
                                                                 -------------
Provision (benefit) for income taxes

Current ......................................................        566,000
Deferred .....................................................         (2,000)
                                                                 -------------
                                                                      564,000
                                                                 -------------
Net income ...................................................   $     91,439
                                                                 =============
Net income per common share--primary .........................   $       0.05
                                                                 =============
Weighted average shares outstanding ..........................      1,720,202
                                                                 =============
Net income per common share--fully diluted ...................   $       0.05
                                                                 =============
Weighted average shares outstanding ..........................      1,720,202
                                                                 =============

         See accompanying Notes to Consolidated Financial Statements.

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOW

                                                                                   Nine Months
                                                                                  Ended December
                                                                                     31, 1994
                                                                                  (As Restated)
                                                                                  --------------
OPERATING ACTIVITIES
Net income .....................................................................   $    91,439
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest in losses of consolidated subsidiary .........................        40,429
Depreciation and amortization--property and equipment ..........................       194,809
Amortization of intangibles ....................................................       306,569
Amortization of premiums and discounts .........................................        (3,431)
Barter revenue (over) under barter expense .....................................       (35,874)
Provision for losses on accounts receivable ....................................       141,335
Loss on disposal of fixed assets ...............................................        50,444
Changes in operating assets and labilities:
Increase in accounts receivable ................................................      (770,688)
(Increase) decrease in prepaid expenses and other current assets ...............       (54,153)
Increase in other assets and deferred loan costs ...............................      (262,528)
Increase in accounts payable ...................................................       314,540
Increase (decrease) in accrued expenses ........................................       315,532
Increase in deferred revenue ...................................................        50,000
(Decrease) increase in income taxes payable ....................................      (235,641)
Increase (decrease) in deferred taxes ..........................................         2,000
                                                                                  --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES ......................................       144,782
                                                                                  --------------
INVESTING ACTIVITIES

Purchases of property, plant and equipment .....................................    (1,273,042)
Increase in note receivable ....................................................       (79,907)
Purchases of intangible assets .................................................    (1,311,697)
Proceeds from sale of fixed assets .............................................         2,100
                                                                                  --------------
NET CASH USED IN INVESTING ACTIVITIES ..........................................    (2,662,546)
                                                                                  --------------
FINANCING ACTIVITIES

Proceeds from borrowings .......................................................     4,050,000
Principal payments on borrowings and capital lease obligations .................    (1,979,792)
Residual cash payment for stock dividend .......................................          (332)
                                                                                  --------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ............................     2,069,876
                                                                                  --------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ...............................      (447,888)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ...................................     1,086,989
CASH AND CASH EQUIVALENTS, END OF YEAR .........................................   $   639,101
                                                                                  ==============
Supplementary Disclosure of Cash Flow Information

Cash paid during year for:
Interest .......................................................................   $   321,430
Income taxes ...................................................................       807,590

         See accompanying Notes to Consolidated Financial Statements.

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       Principles of Consolidation

         The consolidated financial statements include the accounts of Southern Starr Broadcasting Group, Inc. (the "Company") and its wholly-owned subsidiaries. In addition, the consolidated financial statements include the accounts of Southern Starr Limited Partnership, a limited partnership in which the Company had a 50% ownership interest until the remaining interest was purchased in June, 1994. All significant intracompany accounts and transactions have been eliminated.

b.       Revenue Recognition

         Broadcasting revenues are recognized as advertisements are broadcast. Revenues under Local Market Agreements are recognized during the period covered by the agreements.

c.       Property and Equipment

         Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets as follows:

         Land improvements..................................20 Years
         Buildings .........................................15 to 40 Years
         Broadcast equipment  ..............................5 to 15 Years
         Furniture and fixtures ............................5 to 10 Years
         Vehicles ..........................................5 Years
         Leasehold improvements  ...........................Life of Lease

d.       Intangible Assets

          Amortization is computed on the straight-line basis over periods ranging from 25 to 40 years.

e.       Deferred Loan Costs

         Deferred loan costs are being amortized over the life of the loans, computed using the interest method.

f.       Barter Transactions

         Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast and merchandise or services received are capitalized or charged to expense when received or used. The Company records barter transactions at the fair market value of goods or services received.

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g.       Net Income per Common Share

         Net income per common share has been computed based on the weighted average number of common shares and equivalents outstanding during the period. The weighted average number of common shares outstanding for the nine months ended December 31, 1994 include common stock equivalents of 134,858.

         Fully diluted earnings per share reflects additional dilution related to stock options when the market price at the end of the period is higher than the average price for the period.

h.       Statement of Cash Flows

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(2)      ACQUISITION OF RADIO STATIONS

         RADIO STATION WGNE-FM -- Pursuant to a Redemption Agreement dated as of May 5, 1994, Southern Starr Limited Partnership, the owner of WGNE-FM, Titusville/Daytona Beach, Florida, redeemed the 50% limited partnership interest owned by the Sheet Metal Workers' National Pension Fund. The effect of this transaction is that WGNE-FM is currently wholly-owned by the Company, through the 20% general partnership interest of the Company's subsidiary, Southern Starr Communications, Inc., and the 80% limited partnership interest of Southern Starr Broadcasting Group, Inc.

         In addition, pursuant to a Loan Purchase Agreement dated as of May 5, 1994, the Company purchased from the Sheet Metal Workers' National Pension Fund the $1,800,000, promissory note due April 8, 1999, of Southern Starr Limited Partnership. The purchase price for the promissory note was $1,840,111, consisting of the $1,800,000 outstanding principal balance plus accrued interest thereon.

         The closing took place on June 20, 1994. The total consideration of $2,439,808 was paid in cash. The source of funds was a drawdown of $2,550,000 under the Company's $8,000,000 reducing revolving loan from NationsBank. The Company accounted for the acquisition of the remaining 50% interest by the purchase method of accounting which resulted in additional goodwill of approximately $600,000 which is being amortized over approximately 38 years.

         RADIO STATIONS WMJY-FM AND WVMI-AM -- Pursuant to an Asset Purchase Agreement dated March 18, 1994, and an Assignment of Asset Purchase Agreement dated March 28, 1994, Southern Starr of Mississippi, Inc., a wholly-owned subsidiary of the Company, purchased the business and substantially all of the assets and facilities of radio stations WMJY-FM and WVMI-AM, Biloxi, Mississippi.

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(2)      ACQUISITION OF RADIO STATIONS (CONTINUED)

         The closing took place on August 31, 1994. The purchase price for the stations was $1,900,00 and was paid in cash. The source of funds for the purchase was drawn from the Company's existing $8,000,000 credit facility with NationsBank.

         The Company accounted for this acquisition by the purchase method of accounting. The purchase price was allocated to the net tangible and intangible assets acquired based on preliminary estimates of their fair values at the date of acquisition. This allocation consisted of $1,188,000 to property and equipment, $529,000 to FCC licenses, $5,000 to a non-compete agreement and the excess of the purchase price over the fair market values of net assets acquired of $178,000 has been recorded as goodwill. The intangible assets, consisting of FCC licenses, the non-compete agreement and goodwill are being amortized on a straight-line basis over their estimated useful lives of 25, 3 and 25 years, respectively. The preliminary purchase price allocation is subject to change during the one year period subsequent to the acquisition date, as additional information concerning net asset valuations is obtained. Therefore, the final allocation may differ from the preliminary allocation.

         The following presents pro forma results of operations for the year ended March 31, 1994, and the nine-month period ended December 31, 1994, as if the acquisitions of WMJY-FM and WVMI-FM and the remaining 50% interest in WGNE-FM had been consummated on April 1, 1994.

                               Nine months
                                    ended
                                December 31,
                                   1994
                              --------------
Broadcasting revenues .....   $10,170,288
Net income ................        81,403
Net income per common share          0.05


         (3)      BARTER TRANSACTIONS

         Barter sales and merchandise and services received under barter trade agreements were as follows:

                                                      Barter Revenue
                          Barter         Barter        Over (Under)       Fixed Asset
                         Revenue        Expense       Barter Expense       Additions
                         -------        -------       --------------      -----------
Nine Months Ended:
December 31, 1994 .....   $579,759       $543,885        $ 35,874            $12,293

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(4)      INCOME TAXES

         The provision (benefit) for income taxes for the nine months ended December 31, 1994, consists of the following:

                                                                   December 31,
                                                                      1994
                                                                 --------------
Current:
Federal ......................................................   $    369,000
State ........................................................        197,000
                                                                 --------------
                                                                      566,000

Deferred .....................................................         (2,000)
                                                                 --------------
Total Provision ..............................................   $    564,000
                                                                 ==============

         The provisions for income taxes differ from the amount computed by applying the statutory Federal income tax rate due to the following:

                                                              December 31, 1994
                                                                 --------------
Federal income taxes at statutory rates ......................   $    223,000
State income taxes, net of current federal income tax  benefit        130,000
Tax effect of partnership losses allocated for tax ...........        (19,000)
Non-deductible merger-related expenses .......................        199,000
Other ........................................................         31,000
                                                                 --------------
                                                                 $    564,000
                                                                 ==============

 (5)     SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

                                                              Nine Months Ended
                                                              December 31, 1994
                                                              -----------------
Amortization of intangible assets and other deferrals:
Amortization of intangible assets ............................   $    266,231
Amortization of deferred loan costs ..........................         40,338
Advertising and promotion costs ..............................        997,850
Music license fees (royalties) ...............................        257,239

(6)      COMMITMENTS AND CONTINGENCIES

         Operating Leases

         Total rental expense for operating leases was approximately $382,000, for the nine months ended December 31, 1994.

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7)      401(K) PLAN

         Effective January 1, 1992, the Company adopted the Southern Starr Broadcasting Group, Inc. 401(k) Plan for the purpose of providing retirement benefits for substantially all of its employees, age 21 or over with one year of service. Participation in the Plan is voluntary. Subject to the applicable limitations of the Internal Revenue Code of 1986, as amended, participants in the 401(k) Plan may elect to make salary deferral contributions of up to 15% of their annual compensation. The Company matches 50% of the first 4% of an employee's deferred compensation. Company matched contributions vest to the employees based upon their number of years of service to the Company. Contributions to this Plan of $42,615 were charged to expense for the nine months ended December 31, 1994.

(8)      LOCAL MARKET AGREEMENT

         On December 28, 1992, the Company entered into a Local Marketing Agreement ("LMA") for its Little Rock, Arkansas station. Under the terms of the Agreement, another Little Rock broadcasting company provides programming, sales and related services for the Company's station. The Company receives a fee averaging $20,700 per month plus contingent fees equal to 30% of the Excess Revenue, as defined in the LMA, for a term of thirty-nine months. In connection with the LMA, the Company entered into an option Agreement for $50,000 with the other broadcasting company for the sale of the Little Rock radio station which expired March 31,1994, and was renewed by the buyer for an additional twelve month option period until March 31, 1995, for $50,000. The total payments received of $100,000 for these options are reflected in deferred revenue at December 31, 1994. The purchase price was $1,900,000 if the option was exercised by March 31, 1994. Thereafter, the purchase price under the existing option was $2,100,000. Under the Agreement setting forth the option, the other broadcasting company had two successive rights to renew the option to acquire the Little Rock radio station for two successive twelve-month periods (beyond March 31, 1994). Each renewal of option was to be exercised in writing, on or before February 1, 1994, and February 1, 1995, respectively. As noted above, the option was renewed for the first successive twelve-month period. However, no exercise of the renewal of option was received in writing on or before February 1, 1995. Total LMA fees included in broadcasting revenues in the statement of operations for the nine-month period ended December 31, 1994, were approximately $186,000.

         In February, 1994, the Company consummated a Local Market Advertising Time Brokerage Agreement ("LMA") with Yale Broadcasting Company, Inc., whereby the Company would provide promotional, sales and related services for radio station WYBC-FM in New Haven, Connecticut. The Company pays a monthly LMA fee under the Agreement plus contingent fees based upon Excess Revenue, as defined in the LMA, in consideration for the revenue earned from the sale of commercial air time on the station, for a term of 36 months. In connection with the LMA, the Company has entered into a First Refusal Agreement providing the Company the right of first refusal, for up to one year after the expiration or termination of the LMA, in the event Yale Broadcasting Company, Inc. wishes to sell the station. Total LMA payments included in programming and other operating expenses in the statement of operations for the nine months ended December 31, 1994, were approximately $90,000.

         On March 18, 1994, the Company consummated a Local Market Advertising Time Brokerage Agreement ("LMA") with TeleSouth Communications, Inc., whereby the Company would provide programming, sales and related services for radio stations WMJY-FM and WVMI-AM in Biloxi, Mississippi. The Company paid a monthly fee under the Agreement in consideration for the revenue earned from the sale of commercial air time on the station. Total LMA payments included in programming and other operating expenses in the statement of operations for the nine months ended December 31, 1994 were approximately $120,000. Simultaneously, on March 18, 1994, the Company entered into an Asset Purchase Agreement, for the purchase of the two radio stations for $1,900,000. This purchase was completed on August 31, 1994 (see Note 2).

           SOUTHERN STARR BROADCASTING GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(9)      MERGER AGREEMENT

         On August 11, 1994, the Company announced that its Board of Directors approved an Agreement under which the Company would be acquired by Multi-Market Radio, Inc. ("MMR"). In the proposed merger transaction, Multi-Market Radio, Inc. will acquire all 1,856,532 outstanding common shares and stock options of the Company for $13.75 per share in cash (subject to downward adjustment if the Company's transaction expenses exceed a specified limit, the "Transaction Expense Adjustment").

         The merger is subject to a number of conditions, including, among others, approval by the Federal Communications Commission and the affirmative vote of the stockholders of the Company. The FCC has granted its approval which will become final 40 days after public notice is deemed issued, unless the FCC reconsiders on its own motion within the 40-day period or within the first 30 days of such period on a motion of third parties. A special meeting of stockholders of the Company was held on March 9, 1995, whereby the stockholders of record at the close of business on January 30, 1995, approved the merger. Expenses associated with the proposed merger transaction, totaling $853,589 for the nine months ended December 31, 1994, have been included in "other expense" in the accompanying statement of operations. Not all of those expenses included in "other expense" are necessarily includable in the "Transaction Expense Adjustment" under the Merger Agreement with MMR referred to in the above-referenced proxy statement for the special meeting of shareholders, and the calculation of "other expense" for financial statement purposes differs from the calculation used to estimate in the proxy statement the expenses committed to be paid as of December 31, 1994, which count toward the Transaction Expense Adjustment. In that proxy statement, it was stated that "the Company's management estimates that, as of December 31, 1994, excluding the balance of the fee payable at Closing of the Merger, the Company had committed to pay approximately $700,000 of expenses which count toward the Transaction Expense Adjustment."

(10)     RESTATEMENT

         Subsequent to the Company's issuance of its unaudited financial statements as of and for the nine month period ended December 31, 1994, management determined that the provision for income taxes and related balance sheet accounts were misstated as a result of a calculation error. Accordingly, the accompanying financial statements have been restated to properly reflect such amounts.

         The principal effects of the restatement are as follows:

                                                  As
                                              Previously
                                               Reported     As Restated
                                             ------------   ------------
Consolidated Statement of Operations for the
   Nine Months ended December 31, 1994:
Provision for income taxes ............        464,000         564,000
Net income (loss) .....................        191,439          91,439
Net income (loss) per common Share:
Primary ...............................           0.11            0.05
Fully Diluted .........................           0.11            0.05

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors
Evergreen Communications, Inc.

         We have audited the accompanying combined balance sheet of WRFX-FM and WEDJ-FM (Divisions of Pyramid Communications, Inc.) as of December 31, 1995 and the related statements of operations, divisional surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WRFX-FM and WEDJ-FM (Divisions of Pyramid Communications, Inc.) as of December 31, 1995, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                   ERNST & YOUNG LLP

New York, New York
September 24, 1996

                              WRFX-FM AND WEDJ-FM
                  (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

                            COMBINED BALANCE SHEET

                                                                               DECEMBER 31, 1995
ASSETS
Current assets:
         Cash .................................................................   $     37,263
         Accounts receivable, net of allowance for doubtful accounts of $53,042      2,554,955
         Prepaids and other current assets ....................................        248,676
                                                                                  ------------
Total current assets ..........................................................      2,840,894

Property and equipment, net ...................................................      2,083,469

Intangible assets:
         Goodwill .............................................................        431,842
         FCC license ..........................................................      6,891,268
         Other intangibles ....................................................      6,196,014
                                                                                  ------------
                                                                                    13,519,124

         Less accumulated amortization ........................................     (4,965,853)
                                                                                  ------------
                                                                                     8,553,271
                                                                                  ------------
                                                                                  $ 13,477,634
                                                                                  ============

LIABILITIES AND DIVISIONAL SURPLUS Current liabilities:
         Accounts payable .....................................................   $    198,236

         Accrued talent fees ..................................................         91,205

         Accrued sales commissions ............................................         68,218

         Accrued bonus ........................................................         53,121

         Other accrued expenses ...............................................        139,691
                                                                                  ------------

Total current liabilities .....................................................        550,471


Due to related entities .......................................................      9,597,507

Divisional surplus ............................................................      3,329,656
                                                                                  ------------

Total liabilities and divisional surplus ......................................   $ 13,477,634
                                                                                  ============



           See accompanying notes to combined financial statements.

                              WRFX-FM AND WEDJ-FM
                  (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

                       COMBINED STATEMENT OF OPERATIONS

                                 YEAR ENDED DECEMBER 31, 1995

Gross revenue ........................    12,000,990

Less commissions .....................     1,376,815
                                         -----------

Net operating revenue ................    10,624,175


Operating expenses:
         Sales and promotion .........     2,824,807

         Technical ...................       383,562

         Programming and production ..     2,227,526

         General and administrative ..     2,186,929

         Depreciation and amortization     3,119,981
                                         -----------

                                          10,742,805
                                         -----------

Loss from operations .................      (118,630)


Interest expense, net ................         6,883

Loss on disposal of equipment ........       607,893
                                         -----------

Net loss .............................    $ (733,406)
                                         ===========


           See accompanying notes to combined financial statements.

                              WRFX-FM AND WEDJ-FM
                  (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

                   COMBINED STATEMENT OF DIVISIONAL SURPLUS

                                  YEAR ENDED DECEMBER 31, 1995
Divisional surplus at December 31, 1994    4,063,062
Net loss ..............................     (733,406)
                                          ==========
Divisional surplus at December 31, 1995    3,329,656
                                          ==========



           See accompanying notes to combined financial statements.

                              WRFX-FM AND WEDJ-FM
                  (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

                       COMBINED STATEMENT OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31, 1995
Cash flows from operating activities
Net loss ..........................................................     (733,406)
Adjustment to reconcile net loss to cash provided by operating activities:
         Depreciation and amortization ............................    3,119,981
         Provision for doubtful accounts ..........................        5,412
         Loss on disposal of equipment ............................      607,893
         Changes in certain operating assets and liabilities:
         Increase in accounts receivable ..........................     (702,752)
         Decrease in prepaid expenses and other current assets ....       36,072
         Decrease in accounts payable .............................     (203,981)
         Decrease in accrued expenses and other current liabilities       (7,354)
                                                                      ----------
Net cash provided by operating activities .........................    2,121,865
                                                                      ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of assets ...............................................     (325,784)
                                                                      ----------
Net cash used in investing activities .............................     (325,784)
                                                                      ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Payments to related entities ......................................   (1,896,078)
                                                                      ----------
Net cash used in financing activities .............................   (1,896,078)
                                                                      ==========

Decrease in cash ..................................................      (99,997)
Cash balance at beginning of year .................................      137,260
                                                                      ----------
Cash balance at end of year .......................................       37,263
                                                                      ==========



           See accompanying notes to combined financial statements.

                             WRFX-FM AND WEDJ-FM
                 (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


1.       NATURE OF BUSINESS AND ORGANIZATION

         Pyramid Communications, Inc. (the "Company") was organized in November of 1993 for the purpose of owning and acquiring radio stations throughout the eastern United States. The Company accounts for the activities of its stations as separate divisions. The accompanying financial statements have been prepared on a going concern basis, and include the accounts of WRFX-FM and WEDJ-FM (the "Stations") each of which are a division of the Company. These divisions are being combined in these financial statements due to the pending acquisition of these Stations by SFX Broadcasting, Inc. ("SFX") (See below)

         Substantially all of the assets of the Stations are pledged as collateral under various obligations of the Company.

         In March 1994, the Company completed the acquisition of the assets of KISS Limited Partnership d/b/a Pyramid Broadcasting (the "Partnership") which included the assets and FCC license of WRFX-FM. In August 1994 the Company purchased certain assets, including the FCC license of WEDJ-FM (formerly WAQQ-FM), both stations are located in Charlotte, North Carolina.

         In January 1996, the Company, Evergreen Media Corporation ("Evergreen") and Evergreen Media/Pyramid Corporation ("Merger Co.") completed the Agreement and Plan of Merger, dated as of July 14, 1995 (the "Merger Agreement") whereby the Company merged with Evergreen.

         In September 1996, Evergreen entered into a binding letter of intent with EZ Communications, Inc. ("EZ"), whereby Evergreen agreed to sell substantially all of the assets of WEDJ-FM to EZ and to swap the assets of WRFX-FM in a like-kind exchange. In September 1996, EZ entered into a letter of intent with SFX whereby EZ agreed to swap the Stations with SFX in a like-kind exchange.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

         Property and equipment are recorded at assigned or actual cost and depreciated using the straight-line method over their estimated useful lives ranging from 3 to 20 years. Maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS

         Intangible assets are recorded at actual or assigned cost and are being amortized on a straight-line basis. The cost of the FCC licenses and goodwill are amortized over a 40 year period. The other intangibles, which consist primarily of the rights in the John Boy and Billy Syndication Network, are being amortized over a period of one to five years. The recoverability of intangible assets are evaluated periodically based upon the undiscounted cash flows generated from the related intangible assets.

                              WRFX-FM AND WEDJ-FM
                  (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


 REVENUE RECOGNITION

         Sales are recorded when advertisements are aired in accordance with the terms of sales agreements. Broadcast revenues are reported net of agency and national commissions. Accounts receivable are not collateralized; however, the Company reviews the creditworthiness of its customers on an ongoing basis.

TRADE ACTIVITY

         Trade (barter) sales, in which available advertising time is given in exchange for goods or services, are recognized when the bartered advertisement is broadcast. The transactions are valued at the estimated market value of the advertisement exchanged, which approximates the fair market value of the goods or services received. Trade expense is recognized when the goods or services are received or used. For the year ended December 31, 1995, the Stations recorded trade revenue of $600,986 and trade expenses of $707,991. A receivable is recognized when the advertisement has been broadcast, but the stations have not yet used the goods or services being traded. Conversely, a payable is recognized when the stations have used the goods or services being traded, but have not yet broadcast the advertisement.

INCOME TAXES

         The Stations are included in the consolidated U.S. federal, state and local income tax returns of the Company. The provision (or benefit) for income taxes has been calculated on a separate-company basis consistent with the liability method prescribed by FASB Statement No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes reflect tax carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes tax laws or rates is accounted for in the period of enactment.

         The Stations generated a current taxable loss in the current year. Therefore, no current provision has been recorded. The net deferred tax asset of the Company is offset in full by a valuation allowance. Deferred income taxes of the Stations are accounted for in divisional surplus.

ADVERTISING

         The Stations expense all advertising costs when incurred. Advertising expense was $342,060 for the year.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of financial instruments such as cash, accounts receivable, accounts payable and accrued expenses approximates their face value because of the short-term nature of these instruments.

LONG-LIVED ASSETS

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is required to be adopted in 1996. The Stations do not believe the adoption of SFAS No. 121 will have a material effect on the Station's consolidated financial position or results of operations.

                              WRFX-FM AND WEDJ-FM
                  (DIVISIONS OF PYRAMID COMMUNICATIONS, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

3.        PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

   Land and improvements .........................   $    22,119
   Building ......................................       177,095
   Tower and tower equipment .....................     1,386,519
   Furniture and fixtures ........................       115,087
   Leasehold improvements ........................       355,594
   Broadcast and other equipment .................       941,725
                                                     -----------
                                                     $ 2,998,139
   Less accumulated depreciation .................      (914,670)
                                                     -----------
                                                     $ 2,083,469
                                                     ===========


The loss on disposal of equipment resulted primarily from a radio tower that was donated to Davidson College's radio station.

4.       LEASE COMMITMENTS

         The Stations have entered into various noncancellable operating leases for office space, transmitter tower space, vehicles, remote vehicles, and office equipment. These financing arrangements expire at various dates through May 2011, and leases contain renewal and/or purchase options.

         Lease expense was approximately $323,000 for the year.

         Future minimum lease payments for the Stations under noncancelable operating leases that have an initial or remaining lease term in excess of one year are as follows:

                        1996                            $291,627

                        1997                            264,171

                        1998                            128,215

                        1999                            150,803

                        2000                            140,268

                        Thereafter                      1,029,365


5.       EMPLOYEE CONTRACTS

         The Stations entered into various employment agreements with certain key employees. These employment agreements expire at various dates though December 1998. Future minimum obligations under these agreements are approximately $977,000 (1996); $855,000 (1997) and $484,000 (1998). Certain
agreements contain bonus provisions which are contingent upon future performance.

6.       RELATED PARTY

         Due to related entities consists primarily of amounts due to the Company. The Stations remit excess cash to the Company in order to reimburse it for amounts funded by the Company for the original purchase.

                        REPORT OF INDEPENDENT AUDITORS


Board of Directors
Precision Media Corporation

         We have audited the accompanying balance sheets of WKSS 95.7--FM (A Division of Precision Media Corporation) as of December 31, 1995 and 1994 and the related statements of income, divisional surplus and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WKSS 95.7--FM (A Division of Precision Media Corporation), as of December 31, 1995 and 1994, and the results of its operations and cash flows for the two years then ended in conformity with generally accepted accounting principles.

                               ERNST & YOUNG LLP

New York, New York
September 20, 1996

                                 WKSS 95.7--FM
                  (A DIVISION OF PRECISION MEDIA CORPORATION)

                                BALANCE SHEETS

                                                         December 31
                                                  -----------------------
                                                     1995         1994
                                                  ----------   ----------
ASSETS
Current Assets:
         Cash .................................   $  194,489   $  205,075
         Accounts receivable, trade--net of
         allowance for doubtful accounts of
         $80,952 and $50,193 in 1995 and 1994,
         respectively .........................      971,537      810,042

         Due from officer .....................       14,130        8,580

         Prepaid expenses and other
            current assets ....................       16,454       16,738
                                                  ----------   ----------
Total current assets ..........................    1,196,610    1,040,435

Property and equipment:
         Leasehold improvements ...............      174,118      174,118

         Antennas and transmitters ............      295,972      294,972
         Technical equipment ..................      212,489      192,642
         Motor vehicles .......................       45,279       25,827
         Office furniture and equipment .......      153,169      147,981
                                                  ----------   ----------
                                                     881,027      835,540
Less accumulated depreciation
and amortization ..............................      522,046      481,615
                                                  ----------   ----------
                                                     358,981      353,925
                                                  ----------   ----------

Broadcast licenses--net of ....................
 accumulated amortization $310,663 and $139,343
 in 1995 and 1994, respectively ................    4,100,808    4,272,128
                                                  ----------   ----------
                                                  $5,656,399   $5,666,488
                                                  ==========   ==========

                         [TABLE CONTINUED FROM ABOVE]
                                  [RESTUBBED]

                                                         December 31
                                                  -----------------------
                                                     1995         1994
                                                ----------   ----------

LIABILITIES AND DIVISIONAL SURPLUS

Current liabilities:
Accounts payable ..............................   $  427,225   $  301,708
 Accrued expenses and other current liabilities      248,329      155,163


Current maturities of intracompany debt .......      275,000      175,000
Current maturities of capital lease
obligations and other long-term debt...........       11,654        2,343
                                                  ----------   ----------
Total current liabilities .....................      962,208      634,214


Intracompany debt, less current portion .......    3,900,000    4,175,000
Capital lease obligation, and other
long term debt, less current portion ..........       20,370         --
Divisional surplus ............................      773,821     857,274
                                                  ----------   ----------
Total liabilities and divisional surplus ......   $5,656,399   $5,666,488
                                                  ==========   ==========
                            See accompanying notes.

                                 WKSS 95.7--FM
                  (A DIVISION OF PRECISION MEDIA CORPORATION)

                             STATEMENTS OF INCOME


                                   YEAR ENDED DECEMBER 31
                                    1995          1994
                               -------------- --------------

Gross revenue ...............   $ 5,043,570    $ 4,437,949
Less agency commissions .....       635,278        531,763
Tower rental income .........        15,600         13,346
                                -----------    -----------
Net operating revenue .......     4,423,892      3,919,532

Operating expenses:
Selling and promotion .......     1,447,545      1,298,842
Technical ...................        83,886         79,967
Programming .................     1,017,499        859,840
General and administrative ..       737,112        602,855
Depreciation and amortization       226,722        203,986
                                -----------    -----------
                                  3,512,764      3,045,490
                                -----------    -----------

Income from operations ......       911,128        874,042

Interest expense, net .......      (501,614)      (460,977)
Other income ................        14,175         25,235
                                -----------    -----------

Income before income taxes ..       423,689        438,300
Income tax expense ..........        47,665         50,404
                                -----------    -----------
Net income ..................   $   376,024    $   387,896
                                ===========    ===========




                            See accompanying notes.

                                 WKSS 95.7--FM
                  (A DIVISION OF PRECISION MEDIA CORPORATION)

                       STATEMENTS OF DIVISIONAL SURPLUS


                                       YEAR ENDED DECEMBER 31
                                          1995       1994
                                       ---------- -----------

Divisional surplus, beginning of year    857,274     485,345

Net cash transfers ..................   (459,477)    (15,967)

Net income ..........................    376,024     387,896
                                        ========    ========
Divisional surplus, end of year .....   $773,821    $857,274
                                        ========    ========




                            See accompanying notes.

                           STATEMENTS OF CASH FLOWS

                                                           YEAR ENDED DECEMBER 31
                                                              1995        1994
                                                           ---------- -----------
Cash flows from operating activities
Net income .............................................   $ 376,024    $ 387,896
Adjustment to reconcile net income to cash provided by
     operating activities:
Depreciation and amortization ..........................     226,722      203,986
Provision for doubtful accounts ........................      30,759       20,944
Changes in certain operating assets and liabilities:
         Decrease in accounts receivable ...............    (192,254)    (218,292)
         (Increase) decrease in due from officer .......      (5,550)       2,939
         (Increase) decrease in prepaid expenses
          and other current assets .....................         284       (7,660)
         Increase (decrease) in accounts payable .......     125,517     (129,158)
         Increase in accrued expenses and other current
          liabilities ..................................      93,166       69,380
                                                           ---------    ---------
Net cash provided by operating activities ..............     654,668      330,035
                                                           ---------    ---------
Cash flows from investing activities
Purchases of property and equipment ....................     (26,035)     (20,629)
                                                           ---------    ---------
Net cash used in investing activities ..................     (26,035)     (20,629)
                                                           ---------    ---------
Cash flows from financing activities
Proceeds from issuance of other long-term debt .........      14,543       15,196
Principal payments on intracompany debt ................    (175,000)    (150,000)
Principal payments on capital lease obligation and other
long-term debt .........................................     (19,285)     (15,491)
Net intracompany cash transfers ........................    (459,477)     (15,967)
                                                           ---------    ---------
Net cash used in financing activities ..................    (639,219)    (166,262)
                                                           ---------    ---------

Increase (decrease) in cash ............................   $ (10,586)   $ 143,144
Cash balance at beginning of year ......................     205,075       61,931
                                                           =========    =========
Cash balance at end of year ............................   $ 194,489    $ 205,075
                                                           =========    =========
Supplemental disclosure of cash flow information:
Cash paid during the year for interest .................   $ 461,425    $ 462,320
                                                           =========    =========
Cash paid during the year for income taxes .............   $   2,538    $     422
                                                           =========    =========

Supplemental schedule of noncash investing activities:
Capital lease and debt incurred to acquire vehicles ....   $  34,422       $-
                                                           =========    =========




                            See accompanying notes.

                                 WKSS 95.7--FM
                  (A DIVISION OF PRECISION MEDIA CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994

1.      NATURE OF BUSINESS

       Precision Media Corporation (the "Company") is a corporation engaged in the business of owning and operating radio stations. The Company acquired a radio station in Hartford, Connecticut, now known as WKSS 95.7-FM (the "Station"), on August 27, 1984. The Company also owns and operates several other radio stations throughout New England and accounts for the activities of the stations as separate divisions. The accompanying financial statements have been prepared on a going concern basis and include only the accounts of the Station, a division of the Company.

       Substantially all of the assets of the Station are pledged as collateral under various obligations of the Company.

       On April 1, 1996, the Company entered into an Asset Purchase Agreement to sell substantially all of the assets relating to the operation of the Station to Multi-Market Radio, Inc. for approximately $18,000,000 in cash.

2.     SIGNIFICANT ACCOUNTING POLICIES

RISKS AND UNCERTAINTIES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company's revenue is principally derived from broadcast advertisers within the greater Hartford area who are impacted by the local economy.

       The Company routinely assesses the financial strength of its customers and does not require collateral or other security to support customer receivables. No one customer accounted for more than 10% of revenues for the years ended December 31, 1995 and 1994.

PROPERTY AND EQUIPMENT

       All property and equipment is stated at cost. Major renewals, additions and betterments are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed in the year incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

                    ASSETS                                   LIFE IN YEARS
            -------------------------------------------------------------------

            Leasehold improvements                           Life of lease
            Antennas and transmitters                              10
            Technical equipment                                   5-10
            Motor vehicles                                         5
            Office furniture and equipment                        5-10

                                 WKSS 95.7--FM
                  (A DIVISION OF PRECISION MEDIA CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

AMORTIZATION

       Amortization of the broadcast license is computed using the straight-line method over 40 years.

INCOME TAXES

       The Company has elected to be taxed as an S corporation as provided in
Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with their personal income and deductions to determine taxable income on their individual federal tax returns. The Station is included in the federal income tax return of the Company.

       Business income of an S Corporation is subject to a corporate level tax on income derived in Connecticut. The corporate tax rate in Connecticut is approximately eleven and one-half percent (11-1/2%). Accordingly, provisions of $47,665 and $50,404, have been recorded for the Station's operations on a stand-alone basis for 1995 and 1994, respectively. Deferred income taxes attributable to accelerated amortization and depreciation are accounted for in divisional surplus.

BARTER TRANSACTIONS

       Agreements are entered into with various vendors on a regular and continuing basis which provide that in return for advertising spots on the Station, merchandise or other services will be furnished by these vendors in lieu of cash payments. For the years ended December 31, 1995 and 1994, the Station recorded barter revenue of $199,119 and $236,162, respectively. Barter expense for the same two years was $240,975 and $209,490. Included in accounts payable is the fair value of advertising spots due to vendors. Included in accounts receivable is the fair value of the merchandise or services due to the Company from vendors.

REVENUE RECOGNITION

       Revenue is recognized as advertisements are broadcast.

ADVERTISING

       All advertising and promotion costs are expensed as incurred.

3.     INTRACOMPANY DEBT

                                                                              1995        1994
                                                                           ---------   ---------
Intracompany debt payable pursuant to an oral agreement to the corporate office of Precision Media Corporation in 20 consecutive quarterly installments of principal ranging from $50,000 to $100,000 through
January 1, 1998 and one final payment of the remaining principal balance due on April 1, 1998. Interest accrues at the base rate (as defined)
plus 3% payable monthly in arrears. The prevailing interest rate at
December 31, 1995 and 1994 was 11.5% and 10.25%, respectively
Subsequent to December 31, 1995 this note was repaid as part of a refinancing transaction ..............................................  $4,175,000  $4,350,000
Less current maturities ................................................     275,000     175,000
                                                                           =========   =========
                                                                          $3,900,000  $4,175,000
                                                                           =========   =========

                                 WKSS 95.7--FM
                  (A DIVISION OF PRECISION MEDIA CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.       OTHER LONG-TERM DEBT

         Other long-term debt includes a note payable to Ford Motor Credit Company with principal due in monthly installments ending October 12, 1999.

5.       RETIREMENT PLAN

         During 1994, the Company implemented a qualified cash or deferred plan which covers its employees who work more than one thousand (1,000) hours annually, have completed three months of service and have attained the age of twenty-one years. Eligible employees may contribute up to 15% of their compensation with a maximum dollar limitation of $9,240 for 1995. The Company may make matching contributions at its discretion. The Station has accrued $6,502 and none as matching contributions for the years ended December 31, 1995 and 1994, respectively.

6.       COMMITMENTS AND CONTINGENCIES

TOWER SPACE INCOME AGREEMENTS

         The Company subleases tower space to various corporations for radio communications purposes for terms ranging from 3 to 18 years through April 30, 2007. The leases require monthly payments by the sublessors ranging from $323 to $3,277.

         The Company is required to make additional payments as lessee to the lessors ranging from 35% to 50% of income received as a sublessor. Tower rental income, which is presented net of additional rent expenses of $12,235 and $9,582 was $27,835 and $22,928 for the years ended December 31, 1995 and 1994, respectively.

         The following is a schedule by year of the future minimum rental revenue, net of additional rent expense, under the noncancelable income agreements for the year ending after December 31, 1995:

                 Year:
                 1996                               $18,774
                 1997                                19,457
                 1998                                20,168
                 1999                                20,910
                 2000                                21,682
                 Thereafter                         157,584
                                               =================
                                                    $258,575
                                               =================

CONTRACTUAL COMMITMENTS

         The Company leases office space in Hartford, Connecticut under an operating lease expiring December 1996. In addition to a base monthly rent, the lease calls for payment of the Company's pro-rata share of operating expenses of the lessor plus real estate taxes. Rent expense amounted to $101,602 and $100,942 for the years ended December 31, 1995 and 1994, respectively.

         The Company leases a transmitter site in Meriden, Connecticut under an operating lease expiring in April 2007. Under the terms of the agreement, the Company pays additional rent based on income received as a sublessor (see aforementioned Tower Space Income Agreements). Rent expense amounted to $34,525 and $34,428 for the years ended December 31, 1995 and 1994, respectively.

         The Company is obligated under various other agreements for music licenses, software licenses, a network affiliation contract, library services, new services, advertising, and rating services expiring through March 31, 2001.
                                     F-45

                                 WKSS 95.7--FM
                  (A DIVISION OF PRECISION MEDIA CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

         The following is a schedule by year of the future minimum contractual obligations noted above for the year ending after December 31, 1995:

               Year:
               1996
                                                    $401,799
               1997
                                                     184,424
               1998
                                                     187,600
               1999
                                                     191,225
               2000
                                                     203,422
               Thereafter
                                                     284,595
                                               -----------------
                                                  $1,453,065
                                               =================

7.        INTERDIVISIONAL TRANSACTIONS

         The Company charges the Station for operational expenses such as payroll taxes, corporate overhead and insurance premiums incurred on the Station's behalf. It is not practicable to determine the amount of the expenses that would have been incurred had the Station operated as an unaffiliated entity. However, management is of the opinion that the amount allocated to the Station is based on a reasonable allocation method. These costs are included in general and administrative expenses in the statement of income. The Station remits excess cash to the Company in order to reimburse it for these expenditures and to make loans to other divisions. All of these transactions are conducted on an interest free basis.

                                                                       ANNEX A


                                   GLOSSARY

"Acquisitions" means, collectively, the Completed Acquisitions and the Pending Acquisitions.

"Acquisition Sub" means SFX Merger Company, a Delaware corporation and a wholly-owned subsidiary of SFX.

"Additional Acquisitions" means, collectively, the acquisitions by SFX of all of the assets of radio stations WROQ-FM, operating in Greenville, South Carolina; WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi; WTRG-FM and WRDU-FM, both operating in Raleigh-Durham, North Carolina; and WHSL-FM, WMFR-AM, WMAG-FM and WTCK-AM, each operating in Greensboro, North Carolina.

"Albany Acquisition" means the pending acquisition by SFX of substantially all of the assets used in the operation of WYSR-FM, operating in Albany, New York.

"Alternate Proposal Fee" has the meaning set forth under "Summary--The Merger."

"Armstrong Agreement" means Amendment No. 1, effective as of April 15, 1996, to the Amended and Restated Employment Agreement between SFX and D. Geoffrey Armstrong.

"Augusta Stations" means WRXR-FM, operating in Augusta, Georgia and WKBG-FM, operating in Martinez, Georgia.

"Average Price" has the meaning set forth under "Summary--The Merger."

"Broadcast Cash Flow" is defined as net revenues (including where applicable, fees earned by SFX pursuant to the SCMC Termination Agreement) less station operating expenses.

"Certificate of Designations" means the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof relating to the SFX Series D Preferred Shares.

"Chancellor Exchange" means the exchange by SFX of four radio stations operating in the Long Island, New York market for two radio stations operating in the Jacksonville, Florida market and a payment to SFX of $11.0 million.

"Charlotte Exchange" means the exchange by SFX of WTDR-FM, Charlotte, North Carolina, and $64.8 million for WSSS-FM, WRFX-FM and WNKS-FM, each operating in Charlotte, North Carolina.

"Competing Transaction" has the meaning set forth under "The Merger Agreement--Non-Solicitation."

"Completed Acquisitions" means, collectively, SFX's recent consummation of the Liberty Acquisition, the Prism Acquisition, the Jackson Acquisitions, the Greenville Acquisition, the Louisville Acquisition and the Raleigh-Greensboro Acquisitions.

"Dallas Disposition" means the sale of radio station KTCK-AM, operating in Dallas, Texas.

"Determination Date" means the fifth trading day prior to the Effective Time.

"Dispositions" means, collectively, the Washington Dispositions, the Louisville Dispositions and the Pending Disposition.

"EBITDA" is defined as net income (loss) before (i) extraordinary items, (ii) provisions for income taxes, (iii) interest (income) expense, (iv) other (income) expense, (v) cumulative effects of changes in accounting principles,
(vi) depreciation, amortization, duopoly integration costs and acquisition related costs and (vii) non-recurring charges.

"Effective Time" means the time of the Merger.

"Exchange Ratio" means the number of SFX Shares to be received by the MMR Stockholders for each MMR Share held.

"Financing" means the Note Offering and the Preferred Stock Offering, collectively.

"Finova Loan" means the loan made pursuant to the Loan Agreement, dated March 27, 1995, between Finova Capital Corporation and certain MMR subsidiaries.

"GAAP" means generally accepted accounting principles.

"Greensboro Acquisition" means the acquisition of substantially all of the assets of WHSL-FM, operating in Greensboro, North Carolina.

"Greenville Acquisition" means the acquisition on June 25, 1996 of substantially all of the assets used in the operation of radio station WROQ-FM, operating in Greenville-Spartanburg, South Carolina.

"Hicks Agreement" means the Amended and Restated Agreement, dated June 19, 1996, by and between SFX and R. Steven Hicks.

"Houston Exchange" means the exchange of SFX's radio station KRLD-AM, operating in Dallas, Texas, and SFX's Texas State Networks for radio station KKRW-FM, operating in Houston, Texas.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Huff" means The Huff Alternative Income Fund, LLP.

"Huff Consent Agreement" means the Consent Agreement, dated May 17, 1996, between SFX, MMR and Huff.

"Huff Warrants" means warrants to acquire 728,201.54 MMR Class A Shares issued by MMR to Huff.

"Jackson Acquisitions" means, collectively, the acquisitions by SFX of the assets of WJDX-FM, WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi.

"Jacksonville Acquisition" means the acquisition of WAPE-FM and WFYV-FM, both operating in Jacksonville, Florida, in the Chancellor Exchange.

"JSA" means a joint sales agreement, pursuant to which advertising is sold on a radio station.

"Liberty Acquisition" means the acquisition on July 1, 1996 of Liberty Broadcasting Incorporated, which owned and operated or provided programming to or sold advertising on behalf of 14 FM and six AM radio stations located in six markets: Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York and Richmond, Virginia.

"LMA" means a local marketing agreement, pursuant to which programming is provided to and advertising is sold on a radio station.

"Long Island Disposition" means the disposition of four radio stations operating in the Long Island, New York market in the Chancellor Exchange.

"Louisville Acquisition" means the acquisition, consummated in September 1996, by SFX from Prism of substantially all of the assets used in the operation of three radio stations operating in the Louisville, Kentucky market.

"Louisville Dispositions" means the sale consummated in October 1996, by SFX of the three stations acquired from Prism Radio Partners L.P. in the Louisville Acquisition. "Make Whole Notice" has the meaning set forth under "Summary--The Merger."

"Make Whole Rescission Notice" has the meaning set forth under "Summary--The Merger."

"Merger" means the merger of Acquisition Sub with and into MMR, as a result of which MMR will become a wholly-owned subsidiary of SFX.

"Minimum Per Share Amount" has the meaning set forth under "Summary--The
Merger."

"MMR" means Multi-Market Radio, Inc., a Delaware corporation.

"MMR A Dispositions" means, collectively, the sale by MMR of WRXR-FM and WKBG-FM, operating in Augusta, Georgia, and the sale of KOLL-FM, both operating in Little Rock, Arkansas.

"MMR B Dispositions" means, collectively, the sale by MMR of WRSF-FM, WRXR-FM, WKBG-FM and KOLL-FM.

"MMR Class A Shares" means the shares of Class A Common Stock, par value $.01 per share, of MMR.

"MMR Class A Warrants" means the Class A Warrants of MMR, each exercisable to purchase one MMR Class A Share.

"MMR Class B Shares" means the shares of Class B Common Stock, par value $.01 per share, of MMR.

"MMR Class B Warrants" means the Class B Warrants of MMR, each exercisable to purchase one MMR Class A Share.

"MMR Class C Shares" means the shares of Class C Common Stock, par value $.01 per share, of MMR.

"MMR Exchange Offer" means the offer by MMR, commenced on or about the date of the Joint Proxy Statement/Prospectus, to exchange MMR Class A Shares for all outstanding MMR Class B Warrants, at a ratio of one MMR Class A Share for each five MMR Class B Warrants.

"MMR Hartford Acquisition" means the acquisition by MMR in September 1996 of WKSS-FM, Hartford, Connecticut.

"MMR Independent Committee" means the committee of directors of MMR which evaluated the Merger Agreement on behalf of MMR.

"MMR Initial Stations" means WHMP-FM, WHMP-AM and WPKX-FM, each operating in Myrtle Beach, South Carolina.

"MMR IPO Warrants" means the warrants issued by MMR to the underwriters of MMR's initial public offering in July 1993.

"MMR Liberty Stations" has the meaning set forth under "Summary--The Merger."

"MMR Little Rock Disposition" means the pending sale by MMR of KOLL-FM, operating in Little Rock, Arkansas.

"MMR Myrtle Beach Acquisition" means the acquisition by MMR in August 1996 of WMYB-FM, operating in Myrtle Beach, South Carolina.

"MMR Myrtle Beach Disposition" means the pending sale by MMR of WYAK-FM and WMYB-FM, operating in Myrtle Beach, North Carolina.

"MMR Original Preferred Shares" means the shares of Original Preferred Stock, par value $.01 per share, of MMR.

"MMR Preferred Shares" means the MMR Original Preferred Shares and the MMR Series B Preferred Shares, collectively.

"MMR Senior Cumulative Preferred Shares" means the Senior Cumulative Preferred Shares, par value $.01 per share, of MMR.

"MMR Senior Subordinated Debentures" means the Senior Subordinated Debentures due 2001 of MMR.

"MMR Series A Preferred Shares" means the shares of Series A Convertible Preferred Stock, par value $.01 per share, of MMR.

"MMR Series B Preferred Shares" means the shares of Series B Convertible Preferred Stock, par value $.01 per share, of MMR.

"MMR Shares" means the MMR Class A Shares and the MMR Class B Shares, collectively.

"MMR Special Meeting" means the Special Meeting of Stockholders of MMR at which the MMR Stockholders will vote on the proposals set forth in this Joint Proxy Statement/Prospectus.

"MMR UPOs" means the unit purchase options issued by MMR in connection with MMR's public offering in March 1994.

"MMR Warrant Redemption" means the call for redemption, commenced on or about the date of this Joint Proxy Statement/Prospectus, by MMR of the MMR Class A Warrants at $.01 per warrant.

"MMR Warrant" means the Sillerman Options, the MMR Class A Warrants, the MMR Class B Warrants, the MMR UPOs, the MMR IPO Warrants and the Huff Warrants, collectively.

"New Credit Agreement" means the definitive credit Agreement SFX expects to enter into pursuant to a commitment from its lender to increase amounts available under its senior credit facility to $225.0 million.

"Note Offering" means the private placement, completed in May 1996, by SFX of $450.0 million in aggregate principal amount of its 10.75% Senior Subordinated Notes due 2006.

"Old Credit Agreement" means SFX's senior credit facility in the amount of $50.0 million, which was repaid in full on May 31, 1996.

"Old Notes" means the 11.375% Senior Subordinated Notes due 2000 of SFX which were issued in October 1993, substantially all of which were repurchased by SFX in the Tender Offer.

"Pending Acquisitions" means, collectively, the Merger, the Richmond Acquisition, the Albany Acquisition, the Charlotte Exchange, the Greensboro Acquisition, the Houston Exchange and the Chancellor Exchange.

"Pending Disposition" means the Dallas Disposition.

"Pending Transactions As Of June 30, 1996" means, collectively, (i) the Liberty Acquisition, including the Washington Dispositions and the Chancellor Exchange;
(ii) the Prism Acquisition, including the Louisville Dispositions; (iii) the Greensboro Acquisition and the Jackson Acquisitions; (iv) the Charlotte Exchange; (vii) the Albany Acquisition; and (viii) the Merger, including the MMR Hartford Acquisition, the MMR Myrtle Beach Acquisition, the MMR A Dispositions, the exercise of all outstanding MMR Class A Warrants in the MMR Warrant Redemption and the exchange of all outstanding MMR Class B Warrants in the MMR Exchange Offer.

"Preferred Stock Offering" means the private placement, consummated in May 1996, by SFX of $149.5 million in aggregate liquidation preference of the SFX Series D Preferred Shares.

"Price Termination Notice" has the meaning set forth under "Summary--The
Merger."

"Prism" means Prism Radio Partners L.P.

"Prism Acquisition" means the acquisition by SFX of substantially all of the assets of Prism used in the operation of ten FM and six AM radio stations located in five markets: Louisville, Kentucky; Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas.

"Raleigh-Greensboro Acquisitions" means the acquisition on June 28, 1996 of substantially all of the assets used in the operation of radio stations WMFR-AM, WMAG-FM and WTCK-AM, each operating in the Greensboro, North Carolina market, and WTRG-FM and WRDU-FM, both operating in the Raleigh, North Carolina market.

"Recent Acquisitions" means, collectively, the acquisitions by SFX of (i) WTDR and WLYT-FM, both operating in Charlotte, North Carolina, which was consummated in February 1996; (ii) KTCK-FM, Dallas, Texas, which was consummated in September 1995; and (iii) KYXY-FM, San Diego, California, which was consummated in April 1995.

"Reported Price" means, with respect to each trading day, the average of the last reported bid and asked prices of the SFX Class A Shares on such trading day.

"Richmond Acquisition" means the acquisition by SFX of ABS Communications L.L.C., as a result of which SFX will acquire radio stations WVGO-FM, WLEE-FM, WKHK-FM and WBZU-FM, each operating in Richmond, Virginia.

"SCMC" means Sillerman Communications Management Corporation, a New York corporation.

"SFX" means SFX Broadcasting, Inc., a Delaware corporation.

"SFX Annual Meeting" means the 1996 Annual Meeting of Stockholders of SFX, at which the SFX Stockholders will vote on the proposals set forth in this Joint Proxy Statement/Prospectus.

"SFX Class A Shares" means the shares of Class A Common Stock, par value $.01 per share, of SFX.

"SFX Class A Stock Price" has the meaning set forth on the cover page of this Joint Proxy Statement/Prospectus.

"SFX Class B Shares" means the shares of Class B Common Stock, par value $.01 per share, of SFX.

"SFX Class C Shares" means the shares of Class C Common Stock, par value $.01 per share, of SFX.

"SFX Independent Committee" means the committee of directors of SFX which evaluated the Merger Agreement on behalf of SFX.

"SFX Loan" means the loan of up to $23.0 million which SFX has agreed to make to MMR pursuant to a loan agreement entered into in September 1996.

"SFX Preferred Shares" means the shares of preferred stock, par value $.01 per share, of SFX.

"SFX Reports" has the meaning set forth under "Incorporation of Certain Documents by Reference."

"SFX Series B Preferred Shares" means the Series B Redeemable Preferred Stock, par value $.01 per share, of SFX.

"SFX Series C Preferred Shares" means the Series C Redeemable Convertible Preferred Stock, par value $.01 per share, of SFX.

"SFX Series D Preferred Shares" means the 6.5% Series D Cumulative Convertible Exchangeable Preferred Stock due May 31, 2007, par value $.01 per share, of SFX.

"SFX Shares" means the SFX Class A Shares and the SFX Class B Shares, collectively.
"Sillerman Options" means the options issued by MMR to Robert F.X. Sillerman outside MMR's stock option plans.

"Southern Starr" means Southern Starr Broadcasting Group, Inc.

"Southern Starr Acquisition" means MMR's acquisition, consummated in March 1995, of WPLR-FM, operating in New Haven, Connecticut, WKNN-FM, WMJY-FM and WVMI-AM, each operating in Biloxi, Mississippi, WGNE-FM, operating in Daytona Beach, Florida and KOLL-FM, operating in Little Rock, Arkansas.

"Southern Starr Stations" means WPLR-FM, operating in New Haven, Connecticut, WKNN-FM, WMJY-FM and WVMI-AM, each operating in Biloxi, Mississippi, WGNE-FM, operating in Daytona Beach, Florida, and KOLL-FM, operating in Little Rock, Arkansas.

"Tender Offer" means the tender offer, commenced in May 1996, by SFX for the 11.375% Senior Subordinated Notes of SFX in which SFX purchased approximately $79.4 million in principal amount of the $80.0 million principal amount of such Notes outstanding.

"Transactions" means, collectively, the Acquisitions, the Dispositions, the Financing and the Tender Offer; the implementation of the Hicks Agreement, the Armstrong Agreement and the SCMC Termination Agreement; and the repayment of the Old Credit Agreement.

"Triathlon" means Triathlon Broadcasting Company, a Delaware corporation.

"Washington Dispositions" means the sale by SFX, consummated in July 1996, of three of the stations acquired from Liberty Broadcasting, each operating in the Washington, DC/Baltimore, Maryland market.

                                                                       ANNEX B







                             AMENDED AND RESTATED

                         AGREEMENT AND PLAN OF MERGER

                                     AMONG

                            SFX BROADCASTING, INC.,

                              SFX MERGER COMPANY

                                      AND

                           MULTI-MARKET RADIO, INC.



                          DATED AS OF APRIL 15, 1996,

       AS AMENDED ON MAY 6, 1996, JULY 30, 1996 AND SEPTEMBER 30, 1996


                              (COMPOSITE VERSION)

                              TABLE OF CONTENTS

SECTION                                                            PAGE
-------                                                            ----
                            ARTICLE I -- THE MERGER
1.01.  The Merger .............................................    B-1
1.02.  Effective Time; Closing ................................    B-1
1.03.  Effect of the Merger ...................................    B-2
1.04.  Certificate of Incorporation; Bylaws ...................    B-2
1.05.  Directors and Officers .................................    B-2

       ARTICLE II -- CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

2.01.  Conversion of Securities ...............................    B-2
2.02.  Exchange of MMR Stock Certificates .....................    B-4
2.03.  Stock Transfer Books ...................................    B-5
2.04.  Stock Options and Stock Appreciation Rights ............    B-6
2.05.  Warrants ...............................................    B-6

             ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF MMR

3.01.  Organization and Qualification; Subsidiaries ...........    B-7
3.02.  Certificate of Incorporation and Bylaws ................    B-8
3.03.  Capitalization .........................................    B-8
3.04.  Authority Relative to this Agreement ...................    B-8
3.05.  No Conflict; Required Filings and Consents .............    B-8
3.06.  Permits; Compliance ....................................    B-9
3.07.  SEC Filings; Financial Statements ......................    B-9
3.08.  Absence of Certain Changes or Events ...................    B-10
3.09.  Absence of Litigation ..................................    B-11
3.10.  Employee Benefit Matters ...............................    B-11
3.11.  Labor Matters ..........................................    B-11
3.12.  Intellectual Property ..................................    B-11
3.13.  Taxes ..................................................    B-11
3.14.  Opinion of Financial Advisor ...........................    B-13
3.15.  Vote Required ..........................................    B-13
3.16.  Brokers ................................................    B-13
3.17.  Tangible Property ......................................    B-13
3.18.  Material Contracts .....................................    B-13
3.19.  [Intentionally Omitted] ................................    B-13
3.20.  Certain Business Practices .............................    B-13
3.21.  Board Recommendation ...................................    B-14
3.22.  Change in Control ......................................    B-14
3.23.  FCC Compliance .........................................    B-14
3.24.  Environmental Matters ..................................    B-14
3.25.  Accounts Receivable ....................................    B-15
3.26.  Insurance ..............................................    B-15
3.27.  Real Property and Leases ...............................    B-15
3.28.  Interested Party Transactions ..........................    B-16

                                     (i)

              ARTICLE IV-- REPRESENTATIONS AND WARRANTIES OF SFX
                             AND ACQUISITION SUB

4.01.  Corporate Organization and Qualification ...............    B-16
4.02.  Certificate of Incorporation and Bylaws ................    B-16
4.03.  Capitalization .........................................    B-16
4.04.  Authority Relative to this Agreement ...................    B-17
4.05.  No Conflict; Required Filings and Consents .............    B-17
4.06.  SEC Filings; Financial Statements ......................    B-18
4.07.  Absence of Certain Changes or Events ...................    B-18
4.08.  Taxes ..................................................    B-18
4.09.  Permits; Compliance ....................................    B-19
4.10.  Absence of Litigation ..................................    B-19
4.11.  Employee Benefit Matters ...............................    B-19
4.12.  Labor Matters ..........................................    B-19
4.13.  Intellectual Property ..................................    B-19
4.14.  Opinion of Financial Advisor ...........................    B-19
4.15.  Vote Required ..........................................    B-19
4.16.  Tangible Property ......................................    B-21
4.17.  Certain Business Practices .............................    B-21
4.18.  Board Recommendation ...................................    B-21
4.19.  FCC Compliance .........................................    B-21
4.20.  Interested Party Transactions ..........................    B-21

              ARTICLE V -- CONDUCT OF BUSINESS PENDING THE MERGER

5.01.  Conduct of Business by MMR Pending the Merger ..........    B-22
5.02.  Conduct of Business by SFX Pending the Merger ..........    B-22
5.03.  Control of Stations ....................................    B-22
                      ARTICLE VI -- ADDITIONAL AGREEMENTS

6.01.  Registration Statement; Proxy Statement ................    B-22
6.02.  Stockholders' Meetings .................................    B-24
6.03.  Appropriate Action; Consents; Filings ..................    B-24
6.04.  Access to Information ..................................    B-25
6.05.  Acquisition  Proposals .................................    B-25
6.06.  Directors' and Officers' Indemnification ...............    B-26
6.07.  Obligations of Acquisition Sub .........................    B-27
6.08.  Public Announcements ...................................    B-27
6.09.  Delivery of SEC Documents ..............................    B-27
6.10.  Notification of Certain Matters ........................    B-27
6.11.  Further Action .........................................    B-27
6.12.  Tax Treatment ..........................................    B-27
6.13.  FCC Application(s) and Approval ........................    B-28
6.14.  Employee Benefit Plans .................................    B-28
6.15.  Repayment of Indebtedness; Redemption of
         MMR Senior Preferred Stock ...........................    B-29
6.16.  Warrants; Make Whole Adjustment ........................    B-29
6.17.  The Exchange Agreement and Related Matters .............    B-29
6.18.  Governance .............................................    B-30
6.19.  Withdrawal of Registration Statements ..................    B-30
6.20.  Consulting Arrangement .................................    B-30

                                     (ii)

                    ARTICLE VII -- CONDITIONS TO THE MERGER

7.01.  Conditions to the Obligations of Each Party ............    B-30
7.02.  Conditions to the Obligations of SFX and Acquisition Sub    B-31
7.03.  Conditions to the Obligations of MMR ...................    B-31

               ARTICLE VIII -- TERMINATION, AMENDMENT AND WAIVER

8.01.  Termination ............................................    B-32
8.02.  Fees and Expenses ......................................    B-34
8.03.  Amendment ..............................................    B-35
8.04.  Waiver .................................................    B-35

                       ARTICLE IX -- GENERAL PROVISIONS

9.01.  Non-Survival of Representations, Warranties and Agreements  B-35
9.02.  Notices ................................................    B-35
9.03.  Certain Definitions ....................................    B-36
9.04.  Severability ...........................................    B-37
9.05.  Assignment; Binding Effect; Benefit ....................    B-37
9.06.  Incorporation of Schedules .............................    B-37
9.07.  Specific Performance ...................................    B-37
9.08.  Governing Law ..........................................    B-37
9.09.  Headings ...............................................    B-37
9.10.  Counterparts ...........................................    B-37
9.11.  Waiver of Jury Trial ...................................    B-37
9.12.  Entire Agreement .......................................    B-38
9.13.  Waiver of Certain Rights ...............................    B-38


Exhibit A - [Intentionally omitted]
Exhibit B - Affiliate Agreement [Not Include Herewith]
Exhibit C - Amendments to MMR's Certificate of Incorporation [Not Include Herewith] Exhibit D - Amendments to SFX's Certificate of Incorporation [Not Include Herewith] Exhibit E-1 - SFX Tax Certificate [Not Include Herewith] Exhibit E-2 - MMR Tax Certificate [Not Include Herewith]

                                    (iii)

         AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, AS AMENDED

                  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of April 15, 1996, as amended on May 6, 1996, July 30, 1996 and September 30, 1996 (this "Agreement"), by and among SFX BROADCASTING, INC., a Delaware corporation ("SFX"), SFX MERGER COMPANY, a Delaware corporation and a direct wholly-owned subsidiary of SFX ("Acquisition Sub"), and MULTI-MARKET RADIO, INC., a Delaware corporation ("MMR").

                              W I T N E SS E T H:

                  WHEREAS, Acquisition Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), intends to merge with and into MMR (the "Merger");

                  WHEREAS, the Board of Directors of MMR (a) has determined that the Merger is in the best interests of MMR and its stockholders and has approved and adopted this Agreement and the transactions contemplated hereby (the "Transactions") and (b) has recommended the approval and adoption of this Agreement and the approval of the Merger by, and directed that this Agreement and the Merger be submitted to a vote of, the stockholders of MMR;

                  WHEREAS, the Board of Directors of SFX (a) has determined that the Merger is in the best interests of SFX and its stockholders and has approved and adopted this Agreement and the Transactions and (b) has recommended the approval and adoption of this Agreement and the approval of the Merger by, and directed that this Agreement and the Merger be submitted to a vote of, the stockholders of SFX;

                  WHEREAS, the Board of Directors of Acquisition Sub has determined that the Merger is in the best interests of Acquisition Sub and its stockholder and has approved and adopted this Agreement and the Transactions; and

                  WHEREAS, SFX and MMR intend that the Merger constitute a tax-free "reorganization" to the extent of the receipt of stock within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code");

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SFX, Acquisition Sub and MMR hereby agree as follows:

                            ARTICLE I -- THE MERGER

                  SECTION 1.01. THE MERGER . Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time (as hereinafter defined), Acquisition Sub shall be merged with and into MMR, the separate corporate existence of Acquisition Sub shall cease and MMR shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). The name of the Surviving Corporation shall be Multi-Market Radio, Inc.

                  SECTION 1.02. EFFECTIVE TIME; CLOSING . Unless this Agreement shall have been terminated and the Transactions abandoned pursuant to Article VIII, as promptly as practicable (and in any event within five business days) following the satisfaction or waiver of the conditions set forth in Article VII (or such other date as may be agreed to in writing by each of the parties hereto), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the "Secretary") in such form as is required by, and executed in accordance with the relevant provisions of, Delaware Law. The term "Effective Time" means the date and time of the filing of the Certificate of Merger with the Secretary (or such later time as may be agreed to in writing by each of the parties hereto and specified in the Certificate of Merger). Immediately prior to the filing of the Certificate of Merger, a closing (the "Closing") will be held at the offices of Baker & McKenzie, 805 Third Avenue, New York, New York (or such other place and time as the parties hereto may agree).

                  SECTION 1.03. EFFECT OF THE MERGER . The effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of MMR and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of MMR and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

                  SECTION 1.04. CERTIFICATE OF INCORPORATION; BYLAWS . (a) The Certificate of Incorporation of MMR, as in effect at the Effective Time and as amended as set forth below, shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law.

                                  "ARTICLE IV

                  The total number of shares of capital stock which the Corporation shall have authority to issue is one thousand (1,000), $.01 par value per share, all of which shall be shares of common stock."

                  (b) At the Effective Time, the Bylaws of MMR in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with the terms thereof.

                  SECTION 1.05. DIRECTORS AND OFFICERS . The directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until a successor is elected or appointed and qualified, and the officers of Acquisition Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or as otherwise provided in the Bylaws of the Surviving Corporation.


       ARTICLE II -- CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

                  SECTION 2.01. CONVERSION OF SECURITIES . (a) At the Effective Time, by virtue of the Merger and without any action on the part of Acquisition Sub, MMR or the holders of any of the following shares of capital stock, and subject to the other provisions of Sections 2.01 and 2.02:

                  (i) MMR CLASS A COMMON STOCK -- each share of Class A Common Stock, $.01 par value, of MMR (the "MMR Class A Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of Class A Common Stock, $.01 par value, of SFX (the "SFX Class A Common Stock") equal to the Exchange Ratio (as defined in Section 2.01(b));

                           (ii) MMR CLASS B COMMON STOCK -- each share of
                  Class B Common Stock, $.01 par value, of MMR (the "MMR Class B Common Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 2.01(d))) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of Class B Common Stock, $.01 par value, of SFX (the "SFX Class B Common Stock") equal to the Exchange Ratio;

                           (iii) MMR CLASS C COMMON STOCK -- each share of
                  Class C Common Stock, $.01 par value, of MMR (the "MMR Class C Common Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class B Common Stock equal to the Exchange Ratio;

                  (iv) MMR ORIGINAL PREFERRED STOCK -- each share of Preferred Stock, $.01 par value, of MMR (the "MMR Original Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class B Common Stock equal to the Exchange Ratio; and

                           (v) MMR SERIES B CONVERTIBLE PREFERRED STOCK --
                  each share of Series B Convertible Preferred Stock, $.01 par value, of MMR (the "MMR Series B Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class A Common Stock equal to the Exchange Ratio, which shares of SFX Class A Common Stock shall be subject to certain mutually acceptable forfeiture restrictions through February 14, 1998;

provided, however, that in the event that the stockholders of MMR fail to approve the amendments to the Certificate of Incorporation of MMR as set forth in Exhibit C, or the National Association of Securities Dealers, Inc. ("NASD") or the Nasdaq Stock Market does not approve the issuance of SFX Class B Common Stock in the Merger, then each share of MMR Class B Common Stock, MMR Class C Common Stock and MMR Original Preferred Stock shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class A Common Stock equal to the Exchange Ratio.

                  (vi) all shares (other than Dissenting Shares) of MMR Class A Common Stock, MMR Class B Common Stock, MMR Class C Common Stock, MMR Original Preferred Stock, and MMR Series B Preferred Stock (collectively, the "MMR Securities") shall no longer be outstanding and shall automatically be canceled and cease to exist, and each certificate previously evidencing any such shares (other than Dissenting Shares) shall thereafter represent the right to receive a certificate representing the shares of SFX Class A Common Stock or SFX Class B Common Stock (collectively, the "SFX Common Stock") into which such MMR Securities were converted in the Merger. The holders of certificates previously evidencing such MMR Securities outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such MMR Securities except as otherwise provided herein or by Delaware Law. Such certificates previously evidencing MMR Securities shall be exchanged for certificates representing whole shares of SFX Common Stock issued in consideration therefor upon the surrender of such certificates previously evidencing MMR Securities in accordance with the provisions of Section 2.02. No fractional shares of SFX Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to
                  Section 2.02(e);

                           (vii) any MMR Securities held in the treasury of
                  MMR and any MMR Securities owned by SFX or any wholly-owned subsidiary of SFX or of MMR immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

                  (viii) each share of common stock, $.01 par value, of Acquisition Sub (the "Acquisition Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of Common Stock, $.01 par value, of the Surviving Corporation.

                  (b) For purposes of this Agreement, subject to adjustments required by Section 6.16, "Exchange Ratio" shall mean the number of shares of SFX Class A Common Stock or SFX Class B Common Stock, as the case may be, equal to the quotient obtained by dividing $12.50 by the average of the Reported Price (as defined hereafter) for the twenty (20) consecutive trading days ending on the fifth trading day prior to the Effective Time (such average

Reported Price being the "SFX Class A Common Stock Price") (the fifth trading day prior to the Effective Time being referred to as the "Determination Date"), on the primary exchange on which the SFX Class A Common Stock is traded, including the Nasdaq National Market; provided, however, that (1) in the event that the SFX Class A Common Stock Price exceeds $44.00, then the Exchange Ratio shall be the quotient obtained by dividing (i) the sum of (A) $12.50, plus (B) the product of (I) thirty percent (30%), multiplied by (II) the difference between the SFX Class A Common Stock Price and $44.00 by (ii) the SFX Class A Common Stock Price; or (2) in the event that the SFX Class A Common Stock Price is less than $32.00 then the Exchange Ratio shall be .3750. All arithmetic calculations pursuant to this paragraph shall be made through the fourth decimal place (i.e., to the closest ten-thousandth). For purposes of this Agreement, "Reported Price" shall mean, with respect to each trading day, the average of the last reported bid and asked prices of the SFX Class A Common Stock on such trading day.

                  (c) If between the date of this Agreement and the Effective Time, except as otherwise contemplated herein, the outstanding MMR Securities or SFX Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, reclassification, recapitalization, split, division, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, reclassification, recapitalization, split, division, combination or exchange of shares.

                  (d) If appraisal rights are available under Delaware Law to holders of shares of MMR Securities in connection with the Merger, any issued and outstanding share of MMR Securities (other than MMR Class A Common Stock) which has not been voted for adoption of this Agreement and the Transactions and with respect to which appraisal shall have been properly demanded in accordance with Section 262 of Delaware Law ("Dissenting Shares") shall not be converted into the right to receive the consideration described in Section 2.01(a), and the holders thereof shall have only such rights as are provided in such Section 262 of Delaware Law, unless and until the holder of any such share of MMR Securities withdraws such holder's demand for appraisal in accordance with Section 262(k) of Delaware Law or otherwise loses the right to such appraisal. If a holder of MMR Securities shall withdraw such holder's demand for appraisal or shall otherwise lose the right to such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's MMR Securities shall cease to be Dissenting Shares and shall be converted into the consideration described in Section 2.01(a), without interest. Prior to the Effective Time, MMR shall give SFX prompt notice of any written demands for appraisal or withdrawals of demands for appraisal received by MMR and, except with the prior written consent of SFX, shall not settle or offer to settle any such demands.

                  SECTION 2.02.  EXCHANGE OF MMR STOCK CERTIFICATES .

                  (a) EXCHANGE AGENT. As of or before the Effective Time, SFX shall deposit, or shall cause to be deposited, with a bank or trust company organized under the laws of, and having an office in, the United States or any state thereof (the "Exchange Agent") and designated by SFX and approved by MMR, which approval shall not be unreasonably withheld, for the benefit of the holders of MMR Securities, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the whole shares of SFX Common Stock issuable pursuant to Section 2.01 in exchange for outstanding MMR Securities and cash in an amount sufficient to permit payment of cash payable in lieu of fractional shares pursuant to Section 2.02(e) (such certificates for shares of SFX Common Stock, together with any dividends or distributions with respect thereto, and cash, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions from SFX, be instructed to deliver the SFX Common Stock contemplated to be issued pursuant to Section 2.01 and cash contemplated by Section 2.02(e) out of the Exchange Fund.

                  (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, SFX will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding MMR Securities (other than Dissenting Shares) (each a "Certificate" and collectively, the "Certificates") (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of SFX
Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of SFX Common Stock which such holder has the right to receive in respect of the MMR Securities formerly represented by such Certificate (after taking into account all MMR Securities then held by such holder), together with cash in lieu of fractional SFX Common Stock to which such holder is entitled pursuant to
Section 2.02(e) and any dividends or distributions to which such holder is entitled pursuant to Section 2.02(c), and the Certificate so surrendered shall forthwith be canceled. Subject to Section 2.02(h), under no circumstances will any holder of a Certificate be entitled to receive any part of the shares of SFX Common Stock into which the MMR Securities were converted in the Merger until such holder shall have surrendered such Certificate. In the event of a transfer of ownership of MMR Securities which is not registered in the transfer records of MMR, the shares of SFX Common Stock into which such MMR Securities were converted in the Merger may be issued in accordance with this Article II to the transferee if the Certificate evidencing such MMR Securities is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the certificate representing the number of whole shares of SFX Common Stock which the holder has the right to receive in respect of the MMR Securities formerly represented by such Certificate (after taking into account all MMR Securities then held by such holder), together with cash in lieu of fractional shares of SFX Common Stock to which such holder is entitled pursuant to Section 2.02(e) and any dividends or distributions to which such holder is entitled pursuant to Section 2.02(c). SFX agrees, from and after the Effective Time, to treat each holder of Certificates as holding of record the whole number of shares of SFX Common
Stock which such holder has the right to receive pursuant to this Agreement for purposes of voting and determinations of quorums for voting.

                  (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES OF SFX COMMON STOCK. No dividends or other distributions declared or made after the Effective Time with respect to SFX Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SFX Common Stock into which such MMR Securities were converted in the Merger, until the holder of such Certificate shall surrender such Certificate for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of such Certificate, in addition to the certificates representing shares of SFX Common Stock as provided in Section 2.02(b) (including any cash paid or other distributions pursuant to Section 2.02(e)), without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the whole shares of SFX Common Stock evidenced by such Certificate.

                  (d) NO FURTHER RIGHTS IN MMR SECURITIES. All shares of SFX Common Stock delivered upon conversion of the MMR Securities in accordance with the terms hereof (including any cash paid or other distributions pursuant to Sections 2.02(c) and (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such MMR Securities.

                  (e) NO FRACTIONAL SHARES. No certificates or scrip evidencing fractional shares of SFX Common Stock shall be issued upon the surrender for exchange of Certificates, but in lieu thereof each holder of MMR Securities who would otherwise be entitled to receive a fraction of a share of SFX Common Stock, after aggregating all shares of SFX Common Stock which such holder would be entitled to receive under Section 2.01, shall receive an amount equal to the SFX Class A Common Stock Price multiplied by the fraction of a share of SFX Common Stock to which such holder would otherwise be entitled, without interest.

                  (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the holders of MMR Securities for one year after the Effective Time shall be delivered to SFX, upon demand, and, subject to Section 2.02(g), any holders of MMR Securities who have not theretofore complied with this Article II shall thereafter look only to SFX for the shares of SFX Common Stock, any cash in lieu of fractional shares of SFX Common Stock and any dividends or other distributions to which they are entitled pursuant to this Section 2.02.

                  (g) NO LIABILITY. Neither SFX nor the Surviving Corporation shall be liable to any holder of MMR Securities for any shares of SFX Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  (h) LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the execution of an indemnity agreement by such person and/or the posting by such person of a bond in such reasonable amount as the Surviving Corporation may reasonably direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of SFX Common Stock, cash in lieu of fractional shares of SFX Common Stock and unpaid dividends and distributions on shares of SFX Common Stock deliverable in respect thereof pursuant to this Agreement.

                  SECTION 2.03. STOCK TRANSFER BOOKS . At the Effective Time, the stock transfer books of MMR shall be closed and there shall be no further registration of transfers of MMR Securities thereafter on the records of MMR. At or after the Effective Time, any Certificates presented to the Exchange Agent or SFX for any reason shall be converted into the right to receive shares of SFX Common Stock, cash in lieu of fractional shares of SFX Common Stock and any dividends or other distributions to which they are entitled pursuant to Section 2.02.

                  SECTION 2.04. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS .
(a) Pursuant to the Multi-Market Radio, Inc. 1993 Stock Option Plan (the "1993 Plan"), the Multi-Market Radio, Inc. 1994 Stock Option Plan (the "1994 Plan") and the Multi-Market Radio, Inc. 1995 Stock Option Plan (the "1995 Plan" and, together with the 1993 Plan and the 1994 Plan, the "Option Plans"), all outstanding options issued thereunder (the "Options") shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by SFX. The holders of such Options shall continue to have, and be subject to, the same terms and conditions set forth in the stock option plans and agreements pursuant to which such Options were issued as in effect immediately prior to the Effective Time, except that (i) such Options shall be exercisable for that number of whole shares of SFX Class A Common Stock equal to the product of the number of shares of MMR Class A Common Stock covered by the Option immediately prior to the Effective Time multiplied by the Exchange Ratio rounded up to the nearest whole number of shares of SFX Class A Common Stock, and (ii) the per share exercise price for the shares of SFX Class A Common Stock issuable upon the exercise of such assumed Option shall be equal to the quotient determined by dividing the exercise price per share of MMR Class A Common Stock specified for such Option under the applicable stock option plan or agreement in effect immediately prior to the Effective Time by the Exchange Ratio rounding the resulting exercise price down to the nearest whole cent. The date of grant for such Option shall be the date on which the Option was originally granted. At the Effective Time, SFX shall reserve for issuance the number of shares of SFX Class A Common Stock that will become issuable upon the exercise of such Options pursuant to this
Section 2.04. Nothing in this Section 2.04 shall affect the schedule of vesting (or the acceleration thereof) with respect to the Options to be assumed by SFX as provided in this Section 2.04. As soon as practicable after the Effective Time, SFX shall file a registration statement or registration statements on Form S-8 (or any successor form), or another appropriate form with respect to the shares of SFX Class A Common Stock subject to such options, and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Options remain outstanding. It is the intention of the parties that, subject to applicable law, the Options assumed by SFX qualify following the Effective Time as "incentive stock options" (as defined in Section 422 of the Code) to the extent that the Options qualified as incentive stock options prior to the Effective Time.

                  (b) At the Effective Time, each outstanding stock appreciation right ("SAR") issued by MMR shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by SFX. The holders of such SARs shall continue to have, and be subject to, the same terms and conditions set forth in the agreements pursuant to which such SARs were issued as in effect immediately prior to the Effective Time, except that (i) such SARs shall be exercisable for that number of whole shares of SFX Class A Common Stock equal to the product of the number of shares of MMR Class A Common Stock covered by the SAR immediately prior to the Effective Time multiplied by the Exchange Ratio rounded up to the nearest whole number of shares of SFX Class A Common Stock, and (ii) the per share strike price for the shares of SFX Class A Common Stock issuable upon the exercise of such assumed SAR shall be equal to the quotient determined by dividing the strike price per share of MMR Class A Common Stock specified for such SAR under the applicable agreement in effect immediately prior to the Effective Time by the Exchange Ratio, rounding the resulting strike price down to the nearest whole cent. SFX may elect, in its sole discretion, to pay cash upon exercise of the SARs in lieu of shares of SFX Class A Common Stock as such amount shall be determined in accordance with the agreements pursuant to which the SARs were issued. The date of grant of such SAR shall be the date on which the SAR was originally granted. At the Effective Time, SFX shall reserve for issuance the number of shares of SFX Class A Common Stock that will become issuable upon the exercise of such SARs pursuant to this Section 2.04. Nothing in this Section 2.04 shall affect the schedule of vesting (or the acceleration thereof) with respect to the SARs to be assumed by SFX as provided in this Section 2.04. As soon as practicable after the Effective Time, SFX shall file a registration statement with respect to the shares of SFX Class A Common Stock subject to such SARs and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus contained therein) for so long as such SARs remain outstanding.

                  SECTION 2.05. WARRANTS . (a) At the Effective Time, each outstanding (i) Class A Warrant (the "Class A Warrants") and Class B Warrant (the "Class B Warrants") issued pursuant to that certain Warrant Agreement dated March 23, 1994 by and among MMR, American Stock Transfer & Trust Company (the "Warrant Agent"), D.H. Blair Investment Banking Corp. and Americorp Securities, Inc. (the "Warrant Agreement"), (ii) option issued pursuant to those certain unit purchase options dated March 23, 1994 (the "Unit Purchase Options"), (iii) warrant issued to the underwriters of MMR's initial public offering pursuant to common stock purchase warrants dated July 28, 1993 (the "IPO Warrants"), (iv) warrant issued to The Huff Alternative Income Fund, L.P. ("Huff") dated March 27, 1995 and September 26, 1995 and exercisable to purchase 595,000 and 133,201.54 shares, respectively, of MMR Class A Common Stock (subject to adjustment as therein described) (the "Huff Warrants") and any additional warrant granted to Huff after the date hereof (the "Additional Huff Warrant"), and (v) option issued to Robert F.X. Sillerman (each a "Warrant" and collectively, the "Warrants") shall be assumed by SFX. The holders of such Warrants shall continue to have, and be subject to, the same terms and conditions set forth in such Warrant (including, without limitation, any provision contained therein relating to the repurchase or redemption thereof), except that (i) such Warrants shall be exercisable for that number of shares of SFX Class A Common Stock equal to the product of the number of shares of MMR Class A Common Stock covered by the Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, and (ii) the per share exercise price for the shares of SFX Class A Common Stock issuable upon the exercise of such assumed Warrant shall be equal to the quotient determined by dividing the exercise price per share of MMR Class A Common Stock specified for such Warrant under the applicable Warrant immediately prior to the Effective Time by the Exchange Ratio rounding the resulting exercise price down to the nearest whole cent. SFX shall also assume the obligations under the Registration Rights Agreement, dated as of March 27, 1995 between Huff and MMR and certain obligations of MMR under the Securities Purchase Agreement, dated as of March 27, 1995, between Huff and MMR, on terms reasonably satisfactory to Huff. Notwithstanding anything to the contrary, nothing herein shall prohibit SFX from issuing fractional shares of SFX Class A Common Stock upon the exercise of any Warrant.

                  (b) At or prior to the Effective Time, SFX shall deliver to the holders of the Warrants appropriate and timely notices setting forth such holders' rights pursuant to the Warrants and the agreements evidencing the issuance of the Warrants shall continue in effect on the same terms and conditions (subject to the assumption by SFX as set forth above).

                  (c) At the Effective Time, SFX shall reserve for issuance the number of shares of SFX Class A Common Stock that will become issuable upon exercise of the Warrants assumed by SFX. SFX shall file a registration statement on Form S-3 or another appropriate form with respect to the shares of SFX Class A Common Stock subject to the Warrants assumed by SFX and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus contained therein) for so long as such Warrants remain outstanding.

             ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF MMR

                  Except as set forth in the disclosure schedule delivered by MMR to SFX, and signed by MMR and SFX for identification, within ten (10) business days after the execution and delivery of this Agreement (the "MMR Disclosure Schedule"), which shall identify exceptions by specific section references, MMR hereby represents and warrants to SFX and Acquisition Sub that:

                  SECTION 3.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES . MMR is a corporation, and each subsidiary of MMR (each a "MMR Subsidiary" and collectively, the "MMR Subsidiaries") is a corporation or a partnership, as the case may be, in each case duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority (or partnership power and authority) to own, lease and operate its properties and to carry on its business as it is now being conducted. MMR and each MMR Subsidiary are duly qualified or licensed as a foreign corporation (or partnership) to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by them or the nature of their business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. As used in this Agreement, the term "Material Adverse Effect" means, with respect to any person, any change or effect that, individually or when taken together with all other changes or effects that have occurred on or prior to the date of determination of the occurrence of the Material Adverse Effect and which are continuing as of that date, is or is reasonably likely to be materially adverse to the financial condition, business, results of operations or prospects of such person and its subsidiaries, taken as a whole. As of the date hereof, a true and correct list of all MMR Subsidiaries, together with the jurisdiction of organization of each MMR Subsidiary and the percentage of the outstanding capital stock (or other ownership interest) of each MMR Subsidiary owned by MMR and each other MMR Subsidiary, is set forth in Section 3.01 of the MMR Disclosure Schedule. Except as disclosed in Section 3.01 of the MMR Disclosure Schedule, MMR does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

                  SECTION 3.02. CERTIFICATE OF INCORPORATION AND BYLAWS . MMR has heretofore made available to SFX a complete and correct copy of the Certificate of Incorporation and Bylaws, each as amended to date, of MMR and each MMR Subsidiary. Neither MMR nor any MMR Subsidiary is in violation of any provision of its Certificate of Incorporation or Bylaws or other organizational document, as applicable.

                  SECTION 3.03. CAPITALIZATION . The authorized capital stock of MMR consists of 15,000,000 shares of Class A Common Stock, 1,200,000 shares of Class B Common Stock, 700,000 shares of Class C Common Stock and 1,200,000 shares of preferred stock. As of the date hereof (a) 3,216,500 shares of MMR Class A Common Stock were issued and outstanding, (b) 140,000 shares of MMR Class B Common Stock were issued and outstanding, (c) 360,000 shares of MMR Class C Common Stock were issued and outstanding, (d) 200,000 shares of MMR Original Preferred Stock were issued and outstanding, (e) 1,250 shares of Senior Cumulative Preferred Stock, $.01 par value, of MMR (the "MMR Senior Preferred Stock") were issued and outstanding, and (f) 200,000 shares of MMR Series B Preferred Stock were issued and outstanding; all of which are validly issued, fully paid and non-assessable and not subject to preemptive rights. Except as set forth in Sections 2.04 and 2.05 hereof or Section 3.03 of the MMR Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of, or other equity interests in, MMR or any MMR Subsidiary obligating MMR or any MMR Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, MMR or any MMR Subsidiary. Subject to the terms of Sections 2.02, 2.04 and 2.05, after the Effective Time, neither SFX nor the Surviving Corporation will have any obligation to issue, transfer or sell any SFX Common Stock or securities convertible into SFX Common Stock or common stock or other securities of the Surviving Corporation or any securities convertible into common stock or other securities of the Surviving Corporation. Except as contemplated by this Agreement, there are no outstanding contractual obligations of MMR or any MMR Subsidiary to repurchase, redeem or otherwise acquire any MMR Securities or any capital stock of, or any equity interest in, any MMR Subsidiary. Each outstanding share of capital stock of, or other equity interest in, each MMR Subsidiary is duly authorized, validly issued, fully paid and nonassessable and, except as described in Section 3.03 of the MMR Disclosure Schedule, each such share or interest owned by MMR or another MMR Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on MMR's or such other MMR Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever.

                  SECTION 3.04. AUTHORITY RELATIVE TO THIS AGREEMENT . MMR has all necessary corporate power and authority to execute and deliver this Agreement and, with respect to the Merger, upon the approval and adoption of this Agreement by MMR's stockholders in accordance with this Agreement and Delaware Law, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by MMR and the consummation by MMR of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of MMR are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the stockholders of MMR as set forth in Section
3.15 and the filing and recordation of an appropriate Certificate of Merger with the Secretary as required by Delaware Law and with respect to certain amendments to the Certificate of Incorporation of MMR, the approval by the stockholders of MMR as set forth in Exhibit C). This Agreement has been duly and validly executed and delivered by MMR and, assuming the due authorization, execution and delivery of this Agreement by SFX and Acquisition Sub, constitutes a legal, valid and binding obligation of MMR, enforceable against MMR in accordance with its terms.

                  SECTION 3.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS .
(a) The execution and delivery of this Agreement by MMR do not, and the performance of this Agreement by MMR will not, subject to, (x) with respect to the Merger, obtaining the requisite approval and adoption of this Agreement by MMR's stockholders in accordance with this Agreement and Delaware Law, and (y) obtaining the consents, approvals, authorizations and permits and making the filings described in Section 3.05(b) of the MMR Disclosure Schedule, in
Section 3.05(b) or Section 8.01(l)(B) of this Agreement, (i) conflict with or violate the Certificate of Incorporation or Bylaws of MMR or any MMR Subsidiary, (ii) conflict with or violate any domestic (federal, state or local) or foreign law, rule, regulation, order, judgment or decree (collectively, "Law" or "Laws") applicable to MMR or any MMR Subsidiary or by which any property or asset of MMR or any MMR Subsidiary is bound or affected, or (iii) except as specified in Section 3.05(a)(iii) of the MMR Disclosure Schedule, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, unilateral amendment, acceleration or cancellation of, or give to others any right to invalidate or terminate any purchase or other right to acquire property under, or result in the creation of a lien or other encumbrance on any property or asset of MMR or any MMR Subsidiary or require the consent of any third party pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which MMR or any MMR Subsidiary is a party or by which MMR or any MMR Subsidiary or any property or asset of MMR or any MMR Subsidiary is bound or affected, except for such conflicts, violations, breaches, defaults, rights, liens and consents which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on MMR.

                  (b) The execution and delivery of this Agreement by MMR do not, and the performance of this Agreement by MMR will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) pursuant to the Securities Exchange Act of 1934, as amended (the"Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), state securities or "blue sky" laws ("Blue Sky Laws"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Communications Act (as hereinafter defined), and filing and recordation of an appropriate Certificate of Amendment to MMR's Certificate of Incorporation and Certificate of Merger with the Secretary as required by Delaware Law, (ii) as specified in Section 3.05(b) of the MMR Disclosure Schedule and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be likely to have a Material Adverse Effect on MMR and would not prevent or delay consummation of the Transactions, or otherwise prevent MMR from timely performing its obligations under this Agreement.

                  SECTION 3.06. PERMITS; COMPLIANCE . Except as disclosed in Sections 3.06 and 3.24 of the MMR Disclosure Schedule, each of MMR and the MMR Subsidiaries is now and on the Effective Time will be in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any United States (federal, state or local) or foreign government, or governmental, regulatory or administrative authority, agency or commission or court of competent jurisdiction ("Governmental Authority") legally necessary for MMR or any MMR Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted, except for those which the failure to possess would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on MMR (the "MMR Permits") and, as of the date hereof, no suspension or cancellation of any of the MMR Permits is pending or, to the knowledge of MMR, threatened. Except as disclosed in Section 3.06 of the MMR Disclosure Schedule, neither MMR nor any MMR Subsidiary is in conflict with, or in default or violation of, or, with the giving of notice or the passage of time, would be in conflict with, or in default or violation of, (i) any Law applicable to MMR or any MMR Subsidiary or by which any property or asset of MMR or any MMR Subsidiary is bound or affected, except in the case of any such conflict, default or violation which would not reasonably be expected to have a Material Adverse Effect, or (ii) any of the MMR Permits.

                  SECTION 3.07. SEC FILINGS; FINANCIAL STATEMENTS . (a) MMR has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (collectively, the "MMR SEC Reports"). The MMR SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not, at the time they were filed (or at the effective date thereof in the case of registration statements), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No MMR Subsidiary is currently required to file any form, report or other document with the Securities and Exchange Commission (the "SEC").

                  (b) Each of the financial statements (including, in each case, any notes thereto) contained in the MMR SEC Reports was prepared in accordance with United States generally accepted accounting principles applied on a consistent basis ("U.S. GAAP") throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with quarterly reports on Form 10-QSB do not contain all U.S. GAAP notes to such financial statements) and each fairly presented in all material respects the financial position, results of operations and changes in stockholders' equity and cash flows of MMR as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Material Adverse Effect on MMR).

                  (c) Except (i) to the extent set forth on the audited consolidated balance sheet of MMR as of December 31, 1995, including the notes to the audited financial statements of which such balance sheet is a part and which is included in MMR's Form 10-KSB for the year ended December 31, 1995 (the "MMR December 31, 1995 Balance Sheet"), (ii) as set forth in Section 3.07(c) of the MMR Disclosure Schedule or (iii) as disclosed in any SEC Report filed by MMR after December 31, 1995, neither MMR nor any MMR Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with U.S. GAAP, except for liabilities and obligations incurred in (x) the ordinary course of business consistent with past practice since December 31, 1995 which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MMR or (y) connection with this Agreement.

                  (d) MMR has heretofore made available to SFX complete and correct copies of all amendments and modifications (if any) that have not been filed by MMR with the SEC to all agreements, documents and other instruments that previously had been filed by MMR as exhibits to the MMR SEC Reports and are currently in effect.

                  SECTION 3.08. ABSENCE OF CERTAIN CHANGES OR EVENTS . Since December 31, 1995, except in the ordinary course and in a manner consistent with MMR's past practice or as contemplated by, or disclosed pursuant to, this Agreement, including Section 3.08 of the MMR Disclosure Schedule, there has not been (a) any amendment or other change to the Certificate of Incorporation or Bylaws of MMR or any MMR Subsidiary, (b) any issuance, sale, pledge, disposal, grant, encumbrance, or authorization of the issuance, sale, pledge, disposition, grant or encumbrance by MMR or any MMR Subsidiary of (i) any shares of their capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of MMR or any MMR Subsidiary (except for the issuance of shares of capital stock issuable pursuant to Options and Warrants outstanding on December 31, 1995 and the authorization and issuance of the Additional Huff Warrant), or (ii) any of their assets, (c) any declaration, setting aside, making or payment of any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of their capital stock by MMR or any MMR Subsidiary, (d) any reclassification, combination, split or division by MMR or any MMR Subsidiary of any of their capital stock or redemption, purchase or other acquisition, directly or indirectly, of any of their capital stock or securities or obligations convertible into or exchangeable or exercisable for such capital stock, (e) any commitment or incurrence by MMR or any MMR Subsidiary of any capital expenditure in excess of $100,000, (f) any incurrence of any indebtedness for borrowed money in excess of $100,000 or issuance of any debt securities or assumption, guarantee or endorsement, or otherwise becoming responsible as an accommodation, for the obligations of any person, or making of any loans or advances, (g) any acquisition by MMR or any MMR Subsidiary (including, without limitation, by merger, consolidation or acquisition of stock or assets) of any interest in any corporation, partnership, other business organization or any division thereof or any assets, (h) any contract or agreement entered into or amended by MMR or any MMR Subsidiary material to their businesses, results of operations or financial condition except for advertising, programming, and similar contracts consistent with past practices, (i) any increase in the compensation payable or to become payable to any director, officer or other employee, or consultant or advisor, of MMR or any MMR Subsidiary, or grant of any bonus to, or grant of any severance or termination pay to, except pursuant to existing compensation and benefit plans, practices or arrangements that have been previously disclosed to SFX, or any employment or severance agreement entered into with, any director, officer or other employee, or consultant or advisor, of MMR or any MMR Subsidiary that has a potential duration of more than 90 days or that involves an aggregate payment of more than $50,000, or any collective bargaining agreement entered into or amended, (j) any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation or other plan, trust or fund established, adopted, entered into or amended for the benefit of any director, officer or class of employees of MMR or any MMR Subsidiary, (k) any settlement or compromise by MMR or any MMR Subsidiary of any pending or threatened litigation which would reasonably be expected to have a Material Adverse Effect on MMR or which relates to the Transactions, (l) any event or events (whether or not covered by insurance), individually or in the aggregate, having a Material Adverse Effect on MMR, or
(m) any change by MMR or any MMR Subsidiary in its accounting methods, principles or practices.

                  SECTION 3.09. ABSENCE OF LITIGATION . Section 3.09 of the MMR Disclosure Schedule sets forth each instance in which any of MMR and the MMR Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the knowledge of MMR and the MMR Subsidiaries, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator, which has not otherwise been disclosed in the MMR SEC Reports and which would reasonably be expected to have a Material Adverse Effect on MMR. Neither MMR nor any MMR Subsidiary nor any property or asset of MMR or any MMR Subsidiary is in violation of any order, writ, judgment, injunction, decree, determination or award.

                  SECTION 3.10. EMPLOYEE BENEFIT MATTERS . Except as set forth in Section 3.10 of the MMR Disclosure Schedule, there are no material employee benefit or compensation plans, agreements or arrangements, including "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and including, but not limited to, plans, agreements or arrangements relating to former employees to which MMR or any of the MMR Subsidiaries is a party (together, the "MMR Benefits Plans"). To the best knowledge of MMR, no default exists with respect to the obligations of MMR or any of the MMR Subsidiaries under such MMR Benefit Plans, which default, alone or in the aggregate, would have a Material Adverse Effect on MMR. All MMR Benefit Plans have been administered in accordance, and are in compliance, with the applicable provisions of ERISA, except where such failure to administer or comply would not have a Material Adverse Effect on MMR.

                  SECTION 3.11. LABOR MATTERS . Neither MMR nor any MMR Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by MMR or any MMR Subsidiary.

                  SECTION 3.12. INTELLECTUAL PROPERTY . MMR and the MMR Subsidiaries own or have valid, binding and enforceable rights to use each patent, invention, copyright, trademark, industrial model, process, design and all registrations and applications for any of the foregoing used, employed or exploited in the business of MMR or any MMR Subsidiary without any known conflict with the rights of others.

                  SECTION 3.13. TAXES . (a) Except as otherwise disclosed in
Section 3.13(a) of the MMR Disclosure Schedule: MMR and each of the MMR Subsidiaries has filed (or received an appropriate extension of time to file) all federal, state, local, and foreign Tax Returns required to be filed by them prior to the Effective Time. From 1992 through the Effective Time, MMR and the MMR Subsidiaries filed consolidated U.S. federal income tax returns as members of an affiliated group, the common parent of which is MMR. All such Tax Returns were true and correct in all material respects. MMR and each of the MMR Subsidiaries has paid all Taxes shown to be due on such Tax Returns, and has made appropriate provisions in the MMR December 31, 1995 Balance Sheet for any Taxes not yet due, or which are being contested in good faith. MMR and each of the MMR Subsidiaries has disclosed on all Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code or any similar provision of state, local or foreign law. MMR and each of the MMR Subsidiaries has withheld and paid over to the appropriate Governmental Authority all Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, except for amounts which would not, individually or in the aggregate, have a Material Adverse Effect. MMR and each of the MMR Subsidiaries has made all payments of estimated Taxes required to be made under federal, state, local or foreign law. All tax deficiencies asserted or assessed against MMR and each of the MMR Subsidiaries have been paid or finally settled. Neither MMR nor any of the MMR Subsidiaries expects any federal, state, local or foreign taxing authority to assess any additional Taxes for any period for which Tax Returns have been filed. No claims have ever been made by any tax authority in a jurisdiction where MMR and each of the MMR Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither MMR nor any of the MMR Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a tax assessment or deficiency. There is no pending or, to the knowledge of MMR, threatened action, audit, proceeding or investigation for the assessment or collection of any Taxes. There are no requests for rulings, subpoenas or requests for information pending with respect to any taxing authority. Any adjustments of Taxes made by any federal taxing authority in any examination which is required to be reported to a state, local, or foreign taxing authority has been reported, and any additional Taxes due with respect thereto have been paid. No power of attorney has been granted by MMR or any of the MMR Subsidiaries, and is currently in force, with respect to any matter relating to Taxes. There are no liens (other than liens for Taxes that are not yet due or which are being contested in good faith) on any assets of MMR or any of the MMR Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens which would not, individually or in the aggregate, have a Material Adverse Effect.

                  (b) Except as otherwise disclosed in Section 3.13(b) of the MMR Disclosure Schedule: Neither MMR nor any of the MMR Subsidiaries has made an election under Section 341(f) of the Code. Neither MMR nor any of the MMR Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. Neither MMR nor any of the MMR Subsidiaries has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii). No excess loss account (within the meaning of Treas. Reg. ss. 1.1502-19) exists with respect to any of the MMR Subsidiaries. Neither MMR nor any of the MMR Subsidiaries has, or will have, as of the Effective Time, any deferred gain or loss arising from deferred intercompany transactions within the meaning of Treas. Reg. ss. 1.1502-13. Neither MMR nor any of the MMR Subsidiaries was acquired in a "qualified stock purchase" under Section 338(d)(3) of the Code and no election under Section 338(g) of the Code, protective carryover basis election, or offset prohibition election is applicable to MMR or any of the MMR Subsidiaries. Neither MMR nor any of the MMR Subsidiaries has participated in or cooperated with any international boycott within the meaning of Section 999 of the Code. Neither MMR nor any of the MMR Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method, nor is any taxing authority considering such change in accounting method. Neither MMR nor any of the MMR Subsidiaries has disposed of any property which has been accounted for tax purposes under the installment method. Neither MMR nor any of the MMR Subsidiaries is a party to any interest rate swap, currency swap or similar transaction. The net operating loss and other carryovers available to MMR and each of the MMR Subsidiaries as of the most recent practicable date will be set forth in Section 3.13(b) of the MMR Disclosure Schedule. As of the Effective Time but prior to the Merger, the ability of MMR and each of the MMR Subsidiaries to use their net operating losses and carryovers will not have been affected by Sections 382, 383 or 384 of the Code or by the SRLY or CRCO limitations of Treas. Reg. ss.ss. 1.1502-21 or 1.1502-22. Neither MMR nor any of the MMR Subsidiaries owns any interest in an entity which is characterized as a partnership for U.S. federal income tax purposes. Neither MMR nor any of the MMR Subsidiaries would be liable for any increase in Tax under Section 47 of the Code, were such entity to dispose of all of its assets on the Effective Time. As of the Effective Time, neither MMR nor any of the MMR Subsidiaries will have sustained an "overall foreign loss" within the meaning of Section 904(f) of the Code. As of the Effective Time, neither MMR nor any of the MMR Subsidiaries will have any "non-recapture net section 1231 losses" within the meaning of Section 1231(c) of the Code. No election under Section 1504(d) of the Code has been made with respect to MMR or any of the MMR Subsidiaries.

         (c) Regarding the Merger: Neither MMR nor any of the MMR Subsidiaries is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code. Except as set forth on Section 3.13(c) of the MMR Disclosure Schedule, neither MMR nor any of the MMR Subsidiaries is under the jurisdiction of a court in Title 11 or similar case within the meaning of
Section 368(a)(3)(A) of the Code. Neither MMR or any of the MMR Subsidiaries holds stock of SFX and will not hold stock of SFX prior to the Merger.

         (d) For purposes of this Section 3.13, the following terms will have the following meanings:

                  (i) "Tax" or "Taxes" shall mean any and all federal, state, local, foreign, and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether imposed on MMR or any of the MMR Subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits, or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer, and gains taxes and customs duties.

                  (ii) "Tax Return" shall mean returns, reports, information statements, or other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Tax.

                  SECTION 3.14. OPINION OF FINANCIAL ADVISOR . MMR has received the written opinion of Oppenheimer & Co., Inc. (the "MMR Banker") on the date of this Agreement to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of MMR's Class A Common Stock (excluding for purposes of such opinion, Robert F.X. Sillerman, Bruce Morrow and Michael Ferrel).

                  SECTION 3.15. VOTE REQUIRED . (a) Assuming the redemption of all outstanding MMR Senior Preferred Stock at or prior to the Effective Time, the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of MMR Class A Common Stock and MMR Class B Common Stock (with each class entitled to one vote per share in connection with the Merger) is the only vote of the holders of any class or series of capital stock of MMR necessary to approve the Merger. (b) The affirmative vote of the holders of a majority of the outstanding shares of MMR Class A Common Stock, MMR Class B Common Stock and MMR Class C Common Stock, each voting separately as a class, is the only vote of the holders of any class or series of capital stock of MMR necessary to approve the amendments to the Certificate of Incorporation of MMR as set forth on Exhibit C, which amendments are required in order to issue SFX Class B Common Stock in respect of the MMR Class B Common Stock and MMR Class C Common Stock.

                  SECTION 3.16. BROKERS . No broker, finder or investment banker (other than the MMR Banker and Sillerman Communications Management Corporation ("SCMC")) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of MMR or any MMR Subsidiary.

                  SECTION 3.17. TANGIBLE PROPERTY . MMR and the MMR Subsidiaries have good title to, or a valid leasehold interest in, the tangible personal properties and assets used by them or shown on the MMR December 31, 1995 Balance Sheet or acquired after the date thereof, which are free and clear of any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's and similar liens,
(b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) liens which would not reasonably be expected to have a Material Adverse Effect on MMR, (e) liens and encumbrances identified and reflected on the MMR December 31, 1995 Balance Sheet and (f) mortgages, pledges, liens, encumbrances, charges or other security interests that do not, individually, or in the aggregate, adversely affect the current use of such property.

                  SECTION 3.18. MATERIAL CONTRACTS . Section 3.18 of the MMR Disclosure Schedule lists each contract which is required by its terms or is currently expected to result in the payment or receipt by MMR or any MMR Subsidiary of more than $50,000 per year or $150,000 in the aggregate over the term of the contract or which is not terminable by MMR without the payment of any penalty or fine on not more than three months' notice (collectively, "Material Contracts"), to which MMR or any MMR Subsidiary is a party, other than contracts which have been filed as an exhibit to or have been incorporated by reference in any MMR SEC Report. Each Material Contract is in full force and effect and, to the knowledge of MMR, is enforceable against the parties thereto (other than MMR or any such MMR Subsidiary) in accordance with its terms and no condition or state of facts exists that, with notice or the passage of time, or both, would constitute a default by MMR or any MMR Subsidiary or, to the best knowledge of MMR, any third party under such Material Contracts, except for such defaults which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on MMR. MMR or the applicable MMR Subsidiary has duly complied in all material respects with the provisions of each Material Contract to which it is a party.

                  SECTION 3.19.  [Intentionally Omitted]

                  SECTION 3.20. CERTAIN BUSINESS PRACTICES . As of the date of this Agreement, neither MMR nor any MMR Subsidiary, nor any director, officer, or, to the knowledge of MMR, any authorized agent or employee of MMR or any MMR Subsidiary has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) made any other unlawful payment, or (iv) violated any of the provisions of
Section 999 of the Code or Section 8 of the Export Administration Act, as amended.

                  SECTION 3.21. BOARD RECOMMENDATION . At a meeting duly called and held in compliance with Delaware Law, (a) the Independent Committee of the Board of Directors of MMR has unanimously adopted a resolution approving the Merger and recommended that the Board of Directors of MMR approve this Agreement and the Transactions, (b) the Board of Directors of MMR has unanimously (with one abstention) adopted a resolution (i) approving the Merger, based on a determination that the Merger is in the best interests of the MMR stockholders, and (ii) approving and adopting this Agreement and the Transactions and recommending approval and adoption of this Agreement and the Transactions by the stockholders of MMR.

                  SECTION 3.22. CHANGE IN CONTROL . Except as set forth in
Section 3.22 of the MMR Disclosure Schedule, neither MMR nor any MMR Subsidiary is a party to any contract, agreement or understanding which is currently expected to result in the payment or receipt by MMR or any MMR Subsidiary of $50,000 or more individually and $100,000 or more in the aggregate which contains a "change in control," "potential change in control" or similar provision. Except as set forth in Section 3.22 of the MMR Disclosure Schedule, the consummation of the Transactions does not result in any payment (whether of severance pay or otherwise) becoming due from MMR or any MMR Subsidiary to any person.

                  SECTION 3.23. FCC COMPLIANCE . MMR and the MMR Subsidiaries hold, as of the date of this Agreement, and immediately prior to the Effective Time, MMR and the MMR Subsidiaries will hold, the Federal Communications Commission (the "FCC") licenses as set forth in Section 3.23 of the MMR Disclosure Schedule (the "FCC Licenses"), and such licenses are now and at the Effective Time will be in full force and effect. The FCC Licenses are the only material FCC licenses, permits and authorizations necessary for or used in connection with the operation of the radio stations (the "Stations") set forth in Section 3.23 of the MMR Disclosure Schedule.

                  Except as set forth in Section 3.23 of the MMR Disclosure Schedule, the Stations are being operated in all material respects in accordance with the Communications Act of 1934, as amended (the "Communications Act"), the FCC rules, regulations and policies (the "FCC Rules"), and FCC and court interpretations thereof, all as in effect on the date of this Agreement. Except as set forth in Section 3.23 of the MMR Disclosure Schedule, (i) no application, action or proceeding is pending or, to the best of MMR's knowledge, threatened against MMR or the MMR Subsidiaries that may result in the revocation, nonrenewal or suspension of any of the FCC Licenses, or the imposition of any administrative sanction with respect thereto, and (ii) to the best of MMR's knowledge, there is no fact which would disqualify MMR or any of the MMR Subsidiaries from obtaining the approval of the FCC as provided for in this Agreement or from completing the transactions contemplated by this Agreement. All material applications, reports and other disclosures required by the FCC with respect to the Stations other than the applications to obtain the FCC consents as provided in Section 6.13 have been duly filed with the FCC.

                  SECTION 3.24. ENVIRONMENTAL MATTERS . (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Hazardous Substances" means (A) those substances defined in or regulated under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Toxic Substances Control Act and the Clean Air Act, (B) petroleum and petroleum products, byproducts and breakdown products including crude oil and any fractions thereof, (C) natural gas, synthetic gas, and any mixtures thereof, (D) polychlorinated biphenyls, (E) any other chemicals, materials or substances defined or regulated as toxic or hazardous or as a pollutant or contaminant or as a waste under any applicable Environmental Law, and (F) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, reporting or remediation, and (ii) "Environmental Laws" means any federal, state, foreign, or local law, rule or regulation, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment, health, safety or natural resources, including without limitation, those relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances or (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances.

                  (b) Except as described in Section 3.24(b) of the MMR Disclosure Schedule and except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on MMR: (i) MMR and each MMR Subsidiary are in compliance with all applicable Environmental Laws,
(ii) MMR and each MMR Subsidiary have obtained all permits, approvals, identification numbers, licenses or other authorizations required under any applicable Environmental Laws ("Environmental Permits") and are in compliance with their requirements, (iii) such Environmental Permits are transferable to the Surviving Corporation pursuant to the Merger without the consent of any Governmental Authority, (iv) to the best of MMR's knowledge there are no underground or aboveground storage tanks or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Substances are being or have been treated, stored or disposed of on any owned or leased real property or on any real property formerly owned, leased or occupied by MMR or any MMR Subsidiary, (v) there is, to the knowledge of MMR, no friable asbestos or asbestos-containing material on any owned or leased real property in violation of applicable Environmental Laws, (vi) MMR and the MMR Subsidiaries have not released, discharged or disposed of Hazardous Substances on any owned or leased real property or on any real property formerly owned, leased or occupied by MMR or any MMR Subsidiary in an amount requiring remediation, (vii) other than routine operational matters neither MMR nor any of the MMR Subsidiaries is undertaking, and neither MMR nor any of the MMR Subsidiaries has completed, any investigation or assessment or remedial or response action relating to any such release, discharge or disposal of or contamination with Hazardous Substances at any site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law, and (viii) there are no pending or, to the knowledge of MMR, past or threatened actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to Environmental Laws, any Environmental Permits or any Hazardous Substances ("Environmental Claims") against MMR or any MMR Subsidiary or any of their property, and there are no existing circumstances that can reasonably be expected to form the basis of any such Environmental Claim, including without limitation with respect to any off-site disposal location presently or formerly used by MMR or any MMR Subsidiaries or any of their predecessors.

                  (c) MMR and the MMR Subsidiaries have made available to SFX or Acquisition Sub copies of any environmental reports, studies or analyses in its possession or under its control relating to owned or leased real property or the operations of MMR or the MMR Subsidiaries.

                  SECTION 3.25. ACCOUNTS RECEIVABLE . All of the accounts receivable reflected in the MMR December 31, 1995 Balance Sheet or created thereafter, to MMR's knowledge, are valid receivables subject to no setoffs or counterclaims (except for such setoffs and counterclaims which would not be reasonably likely to have a Material Adverse Effect on MMR), are current and collectible and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth in the MMR December 31, 1995 Balance Sheet as adjusted for operations and transactions through the Effective Time in accordance with the past custom and practice of MMR and the MMR Subsidiaries.

                  SECTION 3.26. INSURANCE . Section 3.26 of the MMR Disclosure Schedule sets forth a list of each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which any of MMR or any MMR Subsidiary has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past one year. With respect to each such insurance policy designated as "current": (a) the policy is in full force and effect, (b) MMR has not received notice from any insurance carrier of the intention of such carrier to discontinue any such policy, (c) neither any of MMR or any MMR Subsidiary nor, to the knowledge of MMR, any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy, and (d) no party to the policy has repudiated any provision thereof. Section 3.26 of the MMR Disclosure Schedule lists any self-insurance arrangements affecting any of MMR and the MMR Subsidiaries. All material assets and risks of MMR and each MMR Subsidiary are covered by valid and currently effective insurance policies in such types and amounts as are consistent with customary practices and standards of companies engaged in business and operations similar to those of MMR or such MMR Subsidiary.

                  SECTION 3.27.  REAL PROPERTY AND LEASES .

                  (a) Section 3.27(a) of the MMR Disclosure Schedule lists and describes briefly all real property that any of MMR and each MMR Subsidiary owns. With respect to each such parcel of owned real property and except as noted in Section 3.27(a) of the MMR Disclosure Schedule: (i) the identified owner has good and marketable title to the parcel of real property, free and clear of any liens or encumbrances, easement, covenant, or other restriction, except for installments of special assessments not yet delinquent, recorded easements, covenants, and other restrictions, and utility easements, building restrictions, zoning restrictions, and other easements and restrictions existing generally with respect to properties of a similar character which do not affect materially and adversely the current use, occupancy, or value, or the marketability of title, of the property subject thereto, (ii) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the parcel of real property that would interfere with MMR's use of such property, and (iii) there are no outstanding options or rights of first refusal to purchase, lease or occupy the parcel of real property, or any portion thereof or interest therein which would interfere with MMR's use of such property.

                  (b) Section 3.27(b) of the MMR Disclosure Schedule lists and describes briefly all real property leased or subleased to any of MMR and any MMR Subsidiary. With respect to each lease and sublease (i) the lease or sublease is legal, valid, binding and enforceable against MMR or such MMR Subsidiary, and in full force and effect in all material respects, (ii) except as set forth in Section 3.27(b) of the MMR Disclosure Schedule to the knowledge of MMR, no party to the lease or sublease is in material breach or default, and no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, modification, or acceleration thereunder, (iii) to the knowledge of MMR, no party to the lease or sublease has repudiated any material provision thereof, (iv) there are no material disputes, oral agreements, or forbearance programs in effect as to the lease or sublease, (v) none of MMR or any MMR Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold, and (vi) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including material licenses and permits) legally required in connection with the operation thereof, and have been operated and maintained in accordance with applicable laws, rules, and regulations in all material respects.

                  SECTION 3.28. INTERESTED PARTY TRANSACTIONS . Except as set forth in Section 3.28 of the MMR Disclosure Schedule, between the MMR December 31, 1995 Balance Sheet and the date hereof, no event has occurred that would be, and has not been, required to be reported as a "Certain Relationship or Related Transaction" pursuant to Item 404 of Regulation S-K promulgated by the SEC.

              ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF SFX
                              AND ACQUISITION SUB

                  Except as set forth in the Disclosure Schedules delivered by SFX to MMR, and signed by MMR and SFX for identification, within ten (10) business days after the execution and delivery of this Agreement (the "SFX Disclosure Schedules"), which shall identify exceptions by specific section references, SFX and Acquisition Sub hereby, jointly and severally, represent and warrant to MMR that:

                  SECTION 4.01. CORPORATE ORGANIZATION AND QUALIFICATION . SFX and Acquisition Sub are corporations duly organized, validly existing and in good standing under the laws of the jurisdiction of their incorporation and have the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate their properties and to carry on their respective businesses as they are now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on SFX. SFX and Acquisition Sub are duly qualified or licensed as a foreign corporation to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased or operated by them or the nature of their respective businesses makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not, individually or in the aggregate, have a Material Adverse Effect on SFX.

                  SECTION 4.02. CERTIFICATE OF INCORPORATION AND BYLAWS . SFX has heretofore made available to MMR a complete and correct copy of the Certificate of Incorporation and Bylaws of SFX, and the Certificate of Incorporation and Bylaws of Acquisition Sub, each as amended to date. Neither SFX nor Acquisition Sub is in violation of any provision of its Certificate of Incorporation or Bylaws.

                  SECTION 4.03. CAPITALIZATION . The authorized capital stock of SFX consists of 10,000,000 shares of SFX Class A Common Stock, 1,000,000 shares of SFX Class B Common Stock, 1,200,000 shares of SFX Class C Common Stock, par value $.01 per share, and 10,010,000 shares of preferred stock, par value $.01 per share. As of the

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date of this Agreement, (a) 6,458,215 shares of SFX Class A Common Stock were issued and outstanding, all of which are validly issued fully paid and nonassessable and not subject to preemptive rights, (b) 1,000,000 shares of SFX Class B Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and not subject to preemptive rights, (c) no shares of SFX Class C Common Stock were issued and outstanding, (d) 2,000 shares of Series B Redeemable Preferred Stock were issued and outstanding, and
(e) 2,000 shares of Series C Redeemable Preferred Stock were issued and outstanding. The authorized capital stock of Acquisition Sub consists of 1,000 shares of common stock, of which, as of the date of this Agreement, 100 shares are issued and outstanding and held by SFX. Except as contemplated by this Agreement or as set forth in Section 4.03 of the SFX Disclosure Schedule, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SFX or any subsidiary of SFX, including Acquisition Sub (each a "SFX Subsidiary" and collectively, "SFX Subsidiaries"), obligating SFX or any SFX Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, SFX or any SFX Subsidiary. There are no outstanding contractual obligations of SFX or any SFX Subsidiary to repurchase, redeem or otherwise acquire any shares of SFX Common Stock, or any capital stock of, or any equity interests in, any SFX Subsidiary. The shares of SFX Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, SFX's Certificate of Incorporation or Bylaws or any agreement to which SFX is a party or by which SFX is bound and will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

                  SECTION 4.04. AUTHORITY RELATIVE TO THIS AGREEMENT . Each of SFX and Acquisition Sub has all necessary corporate power and authority to execute and deliver this Agreement and, with respect to the Merger, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by SFX and Acquisition Sub and the consummation by SFX and Acquisition Sub of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of SFX or Acquisition Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the issuance of SFX Common Stock pursuant to the Merger, the applicable rules and regulations of the Nasdaq Stock Market, and with respect to the Merger, the filing and recordation of an appropriate Certificate of Merger with the Secretary as required by Delaware Law and with respect to certain amendments in the Certificate of Incorporation of SFX, the approval by the stockholders of SFX as set forth in Exhibit D). This Agreement has been duly and validly executed and delivered by SFX and Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement by MMR, constitutes a legal, valid and binding obligation of each of SFX and Acquisition Sub enforceable against each of SFX and Acquisition Sub in accordance with its terms.

                  SECTION 4.05. NO CONFLICT; REQUIRED FILINGS AND CONSENTS .
(a) The execution and delivery of this Agreement by SFX and Acquisition Sub do not, and the performance of this Agreement by SFX and Acquisition Sub will not, subject to obtaining the consents, approvals, authorizations and permits and making the filings described in Section 4.05(b) of the SFX Disclosure Schedule or in Section 4.05(b) of this Agreement, and subject to obtaining the approval of the stockholders of SFX with respect to the amendments to the Certificate of Incorporation of SFX as set forth in Exhibit D, (i) conflict with or violate the Certificate of Incorporation or Bylaws of either SFX or any SFX Subsidiary, (ii) conflict with or violate any Law applicable to SFX or any SFX Subsidiary or by which any property or asset of any of them is bound or affected or (iii) except as specified in Section 4.05(a)(iii) of the SFX Disclosure Schedule, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of SFX or any SFX Subsidiary or require the consent of any third party pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SFX or any SFX Subsidiary is a party or by which SFX or any SFX Subsidiary or any property or asset of any of them is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on SFX or prevent SFX and Acquisition Sub from timely performing their respective obligations under this Agreement and consummating the Transactions.

                  (b) The execution and delivery of this Agreement by SFX and Acquisition Sub do not, and the performance of this Agreement by SFX and Acquisition Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) pursuant to the Exchange Act, the Securities Act, Blue Sky Laws, the HSR Act, the Communications Act and FCC Rules and filing and recordation of an appropriate Certificate of Amendment to SFX's Certificate of Incorporation and Certificate of Merger with the Secretary as required by Delaware Law, (ii) as specified in Section 4.05(b) of the SFX Disclosure Schedule, and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be likely to have a Material Adverse Effect on SFX and would not prevent or delay consummation of the Transactions, or otherwise prevent SFX or Acquisition Sub from performing their respective obligations under this Agreement.

                  (c) On the Closing Date, SFX will be legally and financially qualified under the Communications Act and the FCC Rules, and as of the date hereof has neither knowledge nor reason to know of any fact, event, condition, occurrence or circumstance, pertaining to SFX, that would cause any material delay in the FCC's grant of the transfer of control applications.

                  SECTION 4.06. SEC FILINGS; FINANCIAL STATEMENTS . (a) SFX has filed all forms, reports and documents required to be filed by it with the SEC (collectively, the "SFX SEC Reports"). The SFX SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not, at the time they were filed (or at the effective date thereof in the case of registration statements), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No SFX Subsidiary is currently required to file any form, report or other document with the SEC under Section 12 of the Exchange Act.

                  (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SFX SEC Reports was prepared in accordance with U.S. GAAP throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with interim reports do not contain all U.S. GAAP notes to such financial statements) and each fairly presented in all material respects the consolidated financial position, results of operations and changes in stockholders' equity and cash flows of SFX and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Material Adverse Effect on SFX).

                  SECTION 4.07. ABSENCE OF CERTAIN CHANGES OR EVENTS . Since December 31, 1995, except in the ordinary course and in a manner consistent with SFX's past practice or as contemplated by, or disclosed pursuant to, this Agreement, including Section 4.07 of the SFX Disclosure Schedule, or disclosed in any SFX SEC Report filed since December 31, 1995, there has not been (a) any event or events (whether or not covered by insurance), individually or in the aggregate, having a Material Adverse Effect on SFX, (b) any material change by SFX in its accounting methods, principles or practices, (c) any entry by SFX or any SFX Subsidiary into any commitment or transaction material to SFX or any SFX Subsidiary, (d) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of SFX or any redemption, purchase or other acquisition of any of its securities or (e) other than pursuant to SFX's benefit plans, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.
                  (b) As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the Transactions and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Acquisition Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

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                  SECTION 4.08. TAXES . (a) Except as otherwise disclosed in
Section 4.08(a) of the SFX Disclosure Schedule: SFX and each of the SFX Subsidiaries has filed (or received an appropriate extension of time to file) all federal, state, local, and foreign Tax Returns required to be filed by them prior to the Effective Time. From 1992 through the Effective Time, SFX and the SFX Subsidiaries filed consolidated U.S. federal income tax returns as members of an affiliated group, the common parent of which is SFX. All such Tax Returns were true and correct in all material respects. SFX and each of the SFX Subsidiaries has paid all Taxes shown to be due on such Tax Returns, and has made appropriate provisions in the audited consolidated balance sheet of SFX as of December 31, 1995 including the notes to the audited financial statements of which such balance sheet is a part (the "SFX December 31, 1995 Balance Sheet") for any Taxes not yet due or which are being contested in good faith. SFX and each of the SFX Subsidiaries has disclosed on all Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code or any similar provision of state, local or foreign law. SFX and each of the SFX Subsidiaries has withheld and paid over to the appropriate Governmental Authority all Taxes required by law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, except for amounts which would not, individually or in the aggregate, have a Material Adverse Effect. SFX and each of the SFX Subsidiaries have made all payments of estimated Taxes required to be made under federal, state, local or foreign law. All tax deficiencies asserted or assessed against SFX and each of the SFX Subsidiaries has been paid or finally settled. Neither SFX nor any of the SFX Subsidiaries expects any federal, state, local or foreign taxing authority to assess any additional Taxes for any period for which Tax Returns have been filed. No claims have ever been made by any tax authority in a jurisdiction where SFX and each of the SFX Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither SFX nor any of the SFX Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a tax assessment or deficiency. There is no pending or, to the knowledge of SFX, threatened action, audit, proceeding or investigation for the assessment or collection of any Taxes. There are no requests for rulings, subpoenas or requests for information pending with respect to any taxing authority. Any adjustments of Taxes made by any federal taxing authority in any examination which is required to be reported to a state, local, or foreign taxing authority have been reported, and any additional Taxes due with respect thereto have been paid. No power of attorney has been granted by SFX or any of the SFX Subsidiaries, and is currently in force, with respect to any matter relating to Taxes. There are no liens (other than liens for Taxes that are not yet due, or which are being contested in good faith) on any assets of SFX or any of the SFX Subsidiaries that arose in connection with any failure (or alleged failure) to pay any tax, except for liens which would not, individually or in the aggregate, have a Material Adverse Effect.

                  (b) Except as otherwise disclosed in Section 4.08(b) of the SFX Disclosure Schedule: Neither SFX nor any of the SFX Subsidiaries has made an election under Section 341(f) of the Code. Neither SFX nor any of the SFX Subsidiaries has participated in or cooperated with any international boycott within the meaning of Section 999 of the Code. Neither SFX nor any of the SFX Subsidiaries is required to include in income any adjustment pursuant to
Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method, nor is any taxing authority considering such change in accounting method. Neither SFX nor any of the SFX Subsidiaries has disposed of any property which has been accounted for tax purposes under the installment method. As of the Effective Time but prior to the Merger, the ability of SFX and each of the SFX Subsidiaries to use their net operating losses and carryovers will not have been affected by Sections 382, 383 or 384 of the Code or by the SRLY or CRCO limitations of Treas. Reg. ss.ss. 1.1502-21 or 1.1502-22. As of the Effective Time, neither SFX nor any of the SFX Subsidiaries will have sustained an "overall foreign loss" within the meaning of Section 904(f) of the Code.

                  (c) Regarding the Merger:

                    (i) Neither SFX nor any of the SFX Subsidiaries is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

                    (ii) Neither SFX nor any of the SFX Subsidiaries is under the jurisdiction of a court in Title 11 or similar case within the meaning of
Section 368(a)(3)(A) of the Code.

                           (iii) Neither SFX or any of the SFX Subsidiaries
holds stock of MMR and will not hold stock of SFX prior to the Merger.

                  (d) For purposes of this Section 4.08, the following terms will have the following meanings:

                    (i) "Tax" or "Taxes" shall mean any and all federal, state, local, foreign, and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether imposed on SFX or any of the SFX Subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits, or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer, and gains taxes and customs duties.

                    (ii) "Tax Return" shall mean returns, reports, information statements, or other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Tax.

                  SECTION 4.09. PERMITS; COMPLIANCE . Except as disclosed in
Section 4.09 of the SFX Disclosure Schedule, each of SFX and the SFX Subsidiaries is now and as of the Effective Time will be in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority legally necessary for SFX or any SFX Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted, except for those which the failure to possess would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on SFX (the "SFX Permits") and, as of the date hereof, no suspension or cancellation of any of the SFX Permits is pending or, to the knowledge of SFX, threatened. Except as disclosed in Section 4.09 of the SFX Disclosure Schedule, neither SFX nor any SFX Subsidiary is in conflict with, or in default or violation of, or, with the giving of notice or the passage of time, would be in conflict with, or in default or violation of, (i) any Law applicable to SFX or any SFX Subsidiary or by which any property or asset of SFX or any SFX Subsidiary is bound or affected, except in the case of any such conflict, default or violation which would not reasonably be expected to have a Material Adverse Effect, or (ii) any of the SFX Permits.

                  SECTION 4.10. ABSENCE OF LITIGATION . Section 4.10 of the SFX Disclosure Schedule sets forth each instance in which any of SFX and the SFX Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the knowledge of SFX and the SFX Subsidiaries, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator, which has not otherwise been disclosed in the SFX SEC Reports and which would reasonably be expected to have a Material Adverse Effect on SFX. Neither SFX nor any SFX Subsidiary nor any property or asset of SFX or any SFX Subsidiary is in violation of any order, writ, judgment, injunction, decree, determination or award.

                  SECTION 4.11. EMPLOYEE BENEFIT MATTERS . Except as set forth in Section 4.11 of the SFX Disclosure Schedule, there are no material employee benefit or compensation plans, agreements or arrangements, including "employee benefit plans" as defined in Section 3(3) of ERISA, and including, but not limited to, plans, agreements or arrangements relating to former employees to which SFX or any of the SFX Subsidiaries is a party (together, the "SFX Benefit Plans"). To the best knowledge of SFX, no default exists with respect to the obligations of SFX or any of the SFX Subsidiaries under such SFX Benefit Plans, which default, alone or in the aggregate, would have a Material Adverse Effect on SFX. All SFX Benefit Plans have been administered in accordance, and are in compliance, with the applicable provisions of ERISA, except where such failure to administer or comply would not have a Material Adverse Effect on SFX.

                  SECTION 4.12. LABOR MATTERS . Neither SFX nor any SFX Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by SFX or any SFX Subsidiary.

                  SECTION 4.13. INTELLECTUAL PROPERTY . SFX and the SFX Subsidiaries own or have valid, binding and enforceable rights to use each patent, invention, copyright, trademark, industrial model, process, design and all registrations and applications for any of the foregoing used, employed or exploited in the business of SFX or any SFX Subsidiary without any known conflict with the rights of others.

                  SECTION 4.14. OPINION OF FINANCIAL ADVISOR . SFX has received the written opinion of Furman Selz L.L.C. (the "SFX Banker") on the date of this Agreement to the effect that the Exchange Ratio to be offered by SFX in the Merger is fair from a financial point of view to SFX's stockholders (other than Robert F.X. Sillerman and his affiliates) as of the date thereof.

                  SECTION 4.15. VOTE REQUIRED . The affirmative vote of the holders of a majority of the voting power of the then outstanding shares of SFX Class A Common Stock and SFX Class B Common Stock is the only vote of the holders of any class or series of capital stock of SFX necessary to approve the Merger. The affirmative vote of the holders of a majority of the outstanding shares of SFX Class A Common Stock and SFX Class B Common Stock, voting separately as a class, is the only vote of the holders of any class or series of capital stock of SFX necessary to approve the amendments to the Certificate of Incorporation of SFX as set forth on Exhibit D which amendments are required in order to increase the authorized shares of SFX Class A Common Stock and SFX Class B Common Stock to be issued in exchange for the MMR Securities or to be reserved for issuance upon the exercise of the Options and Warrants.

                  SECTION 4.16. TANGIBLE PROPERTY . SFX and the SFX Subsidiaries have good title to, or a valid leasehold interest in, the tangible personal properties and assets used by them or shown on the SFX December 31, 1995 Balance Sheet or acquired after the date thereof, which are free and clear of any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's and similar liens,
(b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) liens which would not reasonably be expected to have a Material Adverse Effect on SFX, (e) liens and encumbrances identified and reflected on the SFX December 31, 1995 Balance Sheet, and (f) mortgages, pledges, liens, encumbrances, charges or other security interests that do not individually, or in the aggregate, adversely affect the current use of such property.

                  SECTION 4.17. CERTAIN BUSINESS PRACTICES . As of the date of this Agreement, neither SFX nor any SFX Subsidiary, nor any director, officer, or, to the knowledge of SFX, any agent or employee of SFX or any SFX Subsidiary has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) made any other unlawful payment, or (iv) violated any of the provisions of
Section 999 of the Code or Section 8 of the Export Administration Act, as amended.

                  SECTION 4.18. BOARD RECOMMENDATION . At a meeting duly called and held in compliance with Delaware Law, (a) the Independent Committee of the Board of Directors of SFX has unanimously adopted a resolution approving the Merger and recommended that the Board of Directors of SFX approve the Merger, (b) the Board of Directors of SFX has unanimously adopted a resolution (i) approving the Merger, based on a determination that the Merger is in the best interests of the SFX stockholders, and (ii) approving and adopting this Agreement and the Transactions and recommending approval and adoption of this Agreement and the Transactions by the stockholders of SFX.

                  SECTION 4.19. FCC COMPLIANCE . SFX and the SFX Subsidiaries hold, as of the date of this Agreement, and immediately prior to the Effective Time, SFX and the SFX Subsidiaries will hold, the FCC licenses as set forth in
Section 4.19 of the SFX Disclosure Schedule (the "SFX FCC Licenses"), and such licenses are now and at the Effective Time will be in full force and effect. The SFX FCC Licenses are the only material FCC licenses, permits and authorizations necessary for or used in connection with the operation of the radio stations (the "SFX Stations") set forth in Section 4.19 of the SFX Disclosure Schedule. Except as set forth in Section 4.19 of the SFX Disclosure Schedule, the SFX Stations are being operated in all material respects in accordance with the Communications Act, the

FCC Rules and FCC and court interpretations thereof, all as in effect on the date of this Agreement. Except as set forth in Section 4.19 of the SFX Disclosure Schedule (i) no application, action or proceeding is pending or, to the best of SFX's knowledge, threatened against SFX or the SFX Subsidiaries that may result in the revocation, nonrenewal or suspension of any of the SFX FCC Licenses, or the imposition of any administrative sanction with respect thereto, and (ii) to the best of SFX's knowledge there is no fact which would disqualify SFX or any of the SFX Subsidiaries from obtaining the approval of the FCC as provided for in this Agreement or from completing the transactions contemplated by this Agreement. All material applications, reports and other disclosures required by the FCC with respect to the SFX Stations have been duly filed with the FCC.

                  SECTION 4.20. INTERESTED PARTY TRANSACTIONS . Except as set forth in Section 4.20 of the SFX Disclosure Schedule, between the SFX December 31, 1995 Balance Sheet and the date hereof, no event has occurred that would be required to be, and has not been, reported as a "Certain Relationship or Related Transaction" pursuant to Item 404 of Regulation S-K promulgated by the SEC

              ARTICLE V -- CONDUCT OF BUSINESS PENDING THE MERGER

                  SECTION 5.01. CONDUCT OF BUSINESS BY MMR PENDING THE MERGER . MMR covenants and agrees that, between the date of this Agreement and until the earlier of the (x) date on which this Agreement is terminated and (y) Effective Time, except as set forth in Section 5.01 of the MMR Disclosure Schedule or as contemplated in this Agreement, including but not limited to
Section 5.03 below, unless SFX shall otherwise agree in writing (which agreement shall not be unreasonably withheld and shall not be exercised in a manner inconsistent with the Communications Act and FCC Rules), (a) the business of MMR and the MMR Subsidiaries shall be conducted only in, and MMR and the MMR Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and in accordance with all applicable Laws, (b) MMR shall use all reasonable efforts to preserve substantially intact its business organization, to keep available the services of the current officers, employees and consultants of MMR and the MMR Subsidiaries and to preserve the current relationships of MMR and the MMR Subsidiaries with customers, suppliers and other persons with which MMR or any MMR Subsidiary has significant business relations, and (c) MMR shall not and shall not permit any MMR Subsidiary to engage in any practice, take any action, or enter into any transaction of the kind described in Section 3.08 above, except as otherwise contemplated herein.

                  SECTION 5.02. CONDUCT OF BUSINESS BY SFX PENDING THE MERGER . SFX covenants and agrees that, between the date of this Agreement and until the earlier of the (x) date on which this Agreement is terminated and (y) Effective Time, except as set forth in Section 5.02 of the SFX Disclosure Schedule or as contemplated in this Agreement, unless MMR shall otherwise agree in writing (which agreement shall not be unreasonably withheld and shall not be exercised in a manner inconsistent with the Communications Act and FCC Rules), (a) the businesses of SFX and Acquisition Sub shall be conducted only in, and SFX shall not, and shall cause Acquisition Sub not to, take any action, except in the ordinary course of business consistent with past practice and in accordance with all applicable Laws, and (b) SFX shall use all reasonable efforts to preserve substantially intact its business organization and to preserve the current relationships of SFX and the SFX Subsidiaries with customers, suppliers and other persons with which SFX or any SFX Subsidiary has significant business relations, and (c) SFX shall not and shall not permit any SFX Subsidiary to amend, supplement or otherwise modify the Termination and Assignment Agreement dated as of the date hereof between SFX and SCMC or enter into any other arrangement with SCMC, engage in any practice, take any action, or enter into any transaction of the kind described in Section 4.07, except as otherwise contemplated herein. Notwithstanding anything herein to the contrary, nothing contained in this Agreement shall prohibit SFX from (i) consummating the Asset Purchase Agreements and other acquisitions with respect to which definitive agreements have been executed as of the date hereof, (ii) entering into transactions, on an arm's length basis, in connection with the consummation of such acquisitions, including, without limitation, debt and/or equity financing, (iii) entering into local market agreements or radio station swaps on an arm's length basis, or (iv) entering into severance, employment or related agreements with executive officers of SFX in connection with the Transactions including, without limitation, with R.
Steven Hicks and Geoff Armstrong.

                  SECTION 5.03. CONTROL OF STATIONS. Between the date of this Agreement and the Closing Date, MMR will supervise, or direct, the operations of the Stations, including programming, employees, finances, and operational policies. Such operations shall be the sole responsibility of, and in the complete discretion of, MMR and the MMR Subsidiaries, subject to Section 5.01 above.
         ARTICLE VI --      ADDITIONAL AGREEMENTS

                  SECTION 6.01. REGISTRATION STATEMENT; PROXY STATEMENT . (a) Within 120 days after the execution of this Agreement, SFX and MMR shall prepare and file with the SEC a preliminary proxy statement or a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") including therein a combined proxy statement to be sent to the stockholders of MMR and SFX (the "Proxy Statement") and prospectus, in connection with the registration under the Securities Act of the shares of SFX Common Stock to be issued to the holders of the MMR Securities pursuant to the Merger. SFX and MMR shall cooperate with each other in connection with any other filings with the SEC that either is obligated to make as a result of the Transactions. SFX and MMR each shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, SFX shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of SFX Common Stock pursuant to the Merger. Each of MMR and SFX shall pay its own expenses incurred in connection with the Registration Statement, Proxy Statement, SFX's Stockholders' Meeting (as defined hereinafter) and MMR's Stockholders' Meeting (as defined hereinafter), including, without limitation, the fees and disbursements of their respective counsel, accountants and other representatives, except that MMR and SFX each shall pay one-half of any printing expenses incurred in connection therewith. MMR shall furnish all information concerning MMR as SFX may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have become effective, SFX and MMR shall mail the Proxy Statement to their respective stockholders. The Proxy Statement shall include the unanimous recommendation of the Independent Committees and the recommendation of the Boards of Directors of MMR and SFX in favor of the Merger, unless otherwise required by the applicable fiduciary duties of the directors as determined by such directors in good faith after consultation with independent legal counsel.

                  No amendment or supplement to the Proxy Statement or the Registration Statement will be made by SFX or MMR without the approval of the other party, which shall not be unreasonably withheld. SFX and MMR each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the SFX Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

                  SFX shall promptly prepare and submit to the Nasdaq Stock Market a listing application covering the shares of SFX Class A Common Stock issuable in the Merger, and shall use its reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such SFX Class A Common Stock, subject to official notice of issuance, and MMR shall cooperate fully with SFX with respect to such listing. SFX shall use its reasonable best efforts to list, prior to the Effective Time, shares of SFX Class A Common Stock issuable upon exercise of the Warrants on the Nasdaq National Market.

                  (b) SFX represents, warrants and agrees that the information supplied by SFX for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of MMR, (iii) the time of MMR's Stockholder Meeting, (iv) the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein not false or misleading. If at any time prior to the Effective Time any event or circumstance relating to SFX or any SFX Subsidiary, or their respective officers or directors, should be discovered by SFX which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, SFX shall promptly inform MMR. Notwithstanding the foregoing, SFX and Acquisition Sub make no representation or warranty with respect to any information supplied by MMR or any of its representatives which is contained in the Registration Statement or Proxy Statement. All documents that SFX is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder.

                  (c) MMR represents, warrants and agrees that the information supplied by MMR for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of SFX, (iii) the time of SFX's Stockholder Meeting, and (iv) the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein not false or misleading. If at any time prior to the Effective Time any event or circumstance relating to MMR or any MMR Subsidiary, or their respective officers or directors, should be discovered by MMR which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, MMR shall promptly inform SFX. Notwithstanding the foregoing, MMR makes no representation or warranty with respect to any information supplied by SFX or Acquisition Sub or any of their representatives in the Registration Statement or Proxy Statement. All documents that MMR is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder.

                  (d) MMR, SFX and Acquisition Sub each hereby (i) consents to the use of its name and, on behalf of its subsidiaries and affiliates, the names of such subsidiaries and affiliates, and to the inclusion of financial statements and business information relating to such party and its subsidiaries and affiliates (in each case, to the extent required by applicable securities laws), in the Registration Statement and the Proxy Statement, (ii) agrees to use all reasonable efforts to obtain the written consent of any person or entity retained by it which may be required to be named (as an expert or otherwise) in the Registration Statement or the Proxy Statement, and (iii) agrees to cooperate fully, and agrees to use all reasonable efforts to cause its subsidiaries and affiliates to cooperate fully, with any legal counsel, investment banker, accountant or other agent or representative retained by any of the parties specified in clause (i) above in connection with the preparation of any and all information required, as determined after consultation with each party's counsel, to be disclosed by applicable securities laws in the Registration Statement or the Proxy Statement.

                  SECTION 6.02. STOCKHOLDERS' MEETINGS . 1. MMR shall call a meeting of its stockholders ("MMR's Stockholder Meeting") as promptly as practicable for the purpose of voting upon the approval of this Agreement, the Merger and the matters set forth on Exhibit C hereto, and MMR shall use all commercially reasonable efforts to hold MMR's Stockholder Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Unless otherwise required under applicable fiduciary duties of MMR's directors, as determined in good faith after consultation with independent legal counsel, MMR shall use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement, the Merger and the matters set forth on Exhibit C hereto, and shall take all other action reasonably necessary or advisable to secure the vote or consent of stockholders required by Delaware Law to obtain such approvals.

                  2. SFX shall call a meeting of its stockholders ("SFX's Stockholder Meeting") as promptly as practicable for the purpose of voting upon the approval of this Agreement, the Merger and the matters set forth on Exhibit D hereto, and SFX shall use all commercially reasonable efforts to hold SFX's Stockholder Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Unless otherwise required under applicable fiduciary duties of SFX's directors, as determined in good faith after consultation with independent legal counsel, SFX shall use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement, the Merger and the matters set forth on Exhibit D hereto, and shall take all other action reasonably necessary or advisable to secure the vote or consent of stockholders required by Delaware Law to obtain such approvals.

                  3. Each of MMR and SFX shall use commercially reasonable efforts to hold their respective Stockholders' Meetings on the same day (and at or about the same time of day).

                  SECTION 6.03. APPROPRIATE ACTION; CONSENTS; FILINGS . (a) MMR, SFX and Acquisition Sub shall use their commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or required to be taken by any Governmental Authority or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from all applicable Governmental Authorities all consents, licenses, permits, waivers, approvals, authorizations or orders legally required to be obtained or made by SFX or MMR or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, including, without limitation, the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the rules and regulations of the Nasdaq National Market, (C) Delaware Law, (D) the HSR Act and any related governmental request thereunder, (E) the Communications Act, and (F) all other applicable Laws; provided that SFX and MMR shall cooperate fully with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith. MMR and SFX shall use reasonable best efforts to furnish to each other all information required for each application or other filing to be made pursuant to the rules and regulations of all applicable Laws (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the Transactions.

                  (b) (i) Each of SFX and MMR shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their commercially reasonable efforts to obtain any third party consents (including those set forth in Section 3.05(a)(iii) of the MMR Disclosure Schedule and Section 4.05(a)(iii) of the SFX Disclosure Schedule), (A) legally necessary to consummate the Transactions, (B) disclosed or required to be disclosed in the MMR Disclosure Schedule or the SFX Disclosure Schedule or (C) required to prevent a Material Adverse Effect from occurring prior to or after the Effective Time; provided, however, that as used in this Agreement "commercially reasonable efforts" shall not require any party to undertake extraordinary or unreasonable measures to obtain any approvals or consents, including, without limitation, the initiation or prosecution of legal proceedings.

                    (ii) In the event that SFX or MMR shall fail to obtain any third party consent described in subsection (b)(i) above, it shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect upon MMR and SFX, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

                    (iii) With respect to the consents which may be required from Huff in connection with the consummation of the Transactions and the Merger, it is acknowledged that Huff has not granted any such consents nor waived any other rights it may have and has notified MMR to that effect. Without limiting the generality of the foregoing, no action (or abstention from action) of the Huff designee to the MMR Board of Directors is, or shall be construed to be, such a consent or waiver.

                  (c) From the date of this Agreement until the earlier of the
(x) termination of this Agreement and (y) Effective Time, each party shall promptly notify the other party of any, or to the best knowledge of the first party, threatened, action, proceeding or investigation by or before any Governmental Authority or any other person (i) challenging or seeking material damages in connection with the Merger, the conversion of MMR Securities into SFX Common Stock pursuant to the Merger or the Transactions or (ii) seeking to restrain or prohibit the consummation of the Merger, the Transactions or otherwise limit the right of SFX to own or operate all or any portion of the businesses or assets of MMR, which in either case is reasonably likely to have a Material Adverse Effect on MMR prior to the Effective Time, or a Material Adverse Effect on SFX and the Acquisition Sub (including the Surviving Corporation) after the Effective Time. SECTION 6.04.

                    ACCESS TO INFORMATION. (a) From the date hereof until the earlier of the (x) termination of this Agreement and (y) Effective Time, SFX and MMR will each provide to the other, during normal business hours and upon reasonable notice, access to all information and documents which the other may reasonably request regarding the business, assets, liabilities, employees and other aspects of the other party, other than information and documents that in the opinion of such other party's counsel may not be disclosed under applicable Law.

                  (b) Each of the parties hereto shall provide to the other monthly unaudited financial statements to the extent that such financial statements are currently prepared. Such monthly financial statements shall be provided within 15 days of the end of each month.

                  (c) MMR shall cooperate fully (with SFX responsible for all reasonable costs and expenses) with SFX in connection with certain finances SFX will undertake. In connection therewith, at the request of SFX, MMR (with SFX responsible for all reasonable costs and expenses) will cause its officers, directors, employees, representatives, consultants and advisors to assist in the preparation of offering memoranda and pro forma financial information and to participate in any road show presentations SFX shall undertake in connection therewith, provided that such assistance shall not unreasonably interfere with the performance by any of such officers, directors, employees, representatives, consultants or advisors of services for MMR. In furtherance of the foregoing, MMR shall cause its auditors to provide and allow the filing of consents and "comfort letters" and other documentation as may be required for the inclusion of any financial statements of MMR prepared at the request of SFX, to allow such financial statements to be used in public or private financing documents.

                  SECTION 6.05. ACQUISITION PROPOSALS . Neither MMR nor any
MMR Subsidiary shall initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as hereinafter defined), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries to obtain a Competing Transaction, or enter into an agreement with respect to any Competing Transaction or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of MMR or any MMR Subsidiary or any investment banker, financial advisor, attorney, accountant or other representative retained by MMR or any MMR Subsidiary to take any such action, and MMR shall promptly notify SFX of all relevant terms and conditions of any such inquiries and proposals received by MMR or any MMR Subsidiary or by any such officer, director, investment banker, financial advisor or attorney (including the identity of the person from whom such inquiry or proposal was received), and if such inquiry or proposal is in writing, MMR shall deliver or cause to be delivered to SFX a copy of such inquiry or proposal; provided, however, that nothing contained in this Agreement shall prohibit the Board of Directors of MMR or its representatives from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide proposal in writing by such person or entity to acquire MMR pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of MMR or any MMR Subsidiary, if, and only to the extent that (A) the Board of Directors of MMR, after consultation with independent legal counsel and the MMR Banker, determines in good faith that such action is required for the Board of Directors of MMR to comply with its fiduciary duties to stockholders imposed by Delaware Law and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity MMR (x) provides as promptly as practicable written notice to SFX of MMR's intention to furnish such information to, or begin such discussions or negotiations with, such person or entity and (y) obtains from such person or entity a confidentiality agreement, or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving MMR or any MMR Subsidiary: (i) any merger, consolidation, share exchange, business combination, or other similar transaction (other than the transactions contemplated by this Agreement), (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of MMR and the MMR Subsidiaries, taken as a whole, in a single transaction or series of transactions, (iii) any tender offer or exchange offer for 25% or more of any outstanding class of capital stock of MMR or the filing of a registration statement under the Securities Act in connection therewith, (iv) the acquisition by any person of "beneficial ownership" or the right to acquire beneficial ownership of, or the formation of any "group" (as such terms are defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 30% or more of the then outstanding shares of any class of capital stock of MMR (other than persons affiliated with Robert F.X. Sillerman), or (v) any public announcement of a proposal, plan or intention to do any of the foregoing.

                  SECTION 6.06. DIRECTORS' AND OFFICERS' INDEMNIFICATION . (a) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of MMR or any of the MMR Subsidiaries, or an employee of MMR or any of the MMR Subsidiaries who acts as a fiduciary under any employee benefit plan of MMR or any of the MMR Subsidiaries (collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorneys' fees), claims, damages, liabilities or amounts that are paid in settlement of, or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer or such an employee of MMR or any of the MMR Subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, any Claim arising out of this Agreement or any of the Transactions), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under Delaware Law or the Surviving Corporation's charter and by-laws, and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law or the Surviving Corporation's charter and by-laws; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which shall not be unreasonably withheld). Without limiting the foregoing, in the event any such claim is brought against any of the Indemnified Parties, such Indemnified Parties may retain counsel (including local counsel) satisfactory to them and which shall be reasonably satisfactory to SFX, and the Surviving Corporation shall pay all fees and expenses of such counsel for such Indemnified Parties. The Indemnified Parties as a group shall retain only one law firm (plus appropriate local counsel) to represent them with respect to each such Claim unless there is, as determined by counsel to the Indemnified Parties, under applicable standards of professional conduct, a conflict or a reasonable likelihood of a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which event each such Indemnified Party shall be entitled to retain separate legal counsel at the expense of the Surviving Corporation. SFX hereby unconditionally and irrevocably guarantees the full and prompt payment and performance of any and all of the Surviving Corporation's obligations under this Section 6.06.

                  (b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by MMR covering all of the individuals currently covered thereby (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors) with respect to claims arising from facts or events which occurred at or prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to pay annual premiums for such insurance in excess of 200% in the aggregate of MMR's current annual premium unless SFX continues to maintain its directors' and officers' liability insurance despite a comparable increase; and provided further, that if the premium for such coverage exceeds such amount, the Surviving Corporation shall purchase a policy with the greatest coverage available for such 200% of the annual premium.

                  SECTION 6.07. OBLIGATIONS OF ACQUISITION SUB . SFX shall take all action necessary to cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to conditions set forth in this Agreement and hereby irrevocably and unconditionally guarantees all such obligations of Acquisition Sub.

                  SECTION 6.08. PUBLIC ANNOUNCEMENTS . (a) SFX and MMR shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any Transaction and shall not issue any such press release or make any such public statement prior to such consultation and (b) prior to the Effective Time, MMR will not issue any other press release or otherwise make any public statements regarding its business, except, in each case, as may be required by Law or any listing agreement with the Nasdaq Stock Market to which MMR or SFX is a party.

                  SECTION 6.09. DELIVERY OF SEC DOCUMENTS . Each of MMR and SFX shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement.

                  SECTION 6.10. NOTIFICATION OF CERTAIN MATTERS . MMR shall give prompt notice to SFX, and SFX shall give prompt notice to MMR, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of MMR, SFX or Acquisition Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section
6.10 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                  SECTION 6.11. FURTHER ACTION . At any time and from time to time, each party to this Agreement agrees, subject to the terms and conditions of this Agreement, to take such actions and to execute and deliver such documents as may be necessary to effectuate the purposes of this Agreement at the earliest practicable time; provided, however, that this Section shall not require either party to undertake extraordinary or unreasonable measures in connection therewith, including, without limitation, the initiation or prosecution of legal proceedings.

                  SECTION 6.12. TAX TREATMENT . (a) Section 6.12 of the MMR Disclosure Schedule lists the names and addresses of those persons who are, in MMR's reasonable judgment, "affiliates" of MMR within the meaning of Rule 145 under the Securities Act (each, an "MMR Affiliate"). MMR shall use all commercially reasonable efforts to obtain Affiliate Agreements in the form of Exhibit B hereto ("Affiliate Agreements") from (i) at least 30 days prior to the Effective Time, each of the officers, directors and stockholders of MMR specified in Section 6.12 of the MMR Disclosure Schedule and (ii) any person who may be deemed to have become an MMR Affiliate (under Rule 145 under the Securities Act) after the date of this Agreement and on or prior to the Effective Time as soon as practicable after the date on which such person attains such status. Each party hereto shall use its best efforts to cause the Merger to qualify as a reorganization qualifying under the provisions of
Section 368(a) of the Code, including, without limitation, that SFX agrees that it will cause MMR, in its new capacity as a subsidiary of SFX, to (i) continue MMR's historic business and (ii) use a significant portion of its historic business assets in such business.

                  (b) Both on the date that is two days prior to the date the Proxy Statement is first mailed to stockholders of SFX and MMR and on the date that the Merger is consummated, SFX and MMR shall receive an opinion of Baker & McKenzie, reasonably satisfactory in form and substance to MMR, its counsel Paul, Hastings, Janofsky & Walker and SFX, based, in each case, upon representation letters substantially in the form of Exhibits E-1 and E-2, dated on or about the date of such opinion, and such other facts and representations as counsel may reasonably deem relevant, to the effect that
(i) the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code,
(ii) SFX, Acquisition Sub and MMR will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) the stockholders of MMR shall not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, other than to the extent such stockholders receive cash in lieu of fractional shares or payments pursuant to dissenter's rights.

                  SECTION 6.13.  FCC APPLICATION(S) AND APPROVAL .

                  (a) COMMISSION ORDER. Consummation of the Transactions is subject to and conditioned upon prior receipt from the FCC of its consent in writing to the transfer of control of the license of the Stations from MMR to SFX, which consent shall have become final before the date of the Merger, provided that the parties may mutually agree in writing to waive this finality requirement. Notwithstanding all other provisions in this Agreement to the contrary, if any, however, except as to finality, such requirement of receiving FCC consent shall not be waiveable by the parties. The FCC's consent(s) shall be deemed to have become final when each such consent has been granted and published, has not been vacated, reversed, stayed, set aside, annulled or suspended, the time for the filing by anyone other than the FCC of any protest, petition to deny, request for stay, petition for rehearing or reconsideration, application for review or appeal of each such consent has expired, no such protest, petition to deny, request for stay, petition for rehearing or reconsideration, application for review or appeal is pending before the FCC or a court of competent jurisdiction and the statutory or regulatory time within which the FCC may review each such consent on its own motion has expired and the FCC has not undertaken such review, and in the event of review, reconsideration, or appeal that does not result in such FCC consent being reversed, stayed, enjoined, set aside, annulled or suspended, the statutory or regulatory time for further review, reconsideration, or appeal has expired. As used in this Agreement, the term "Commission Order" refers to either (i) such FCC consent(s) (collectively as to all such consents) when they are deemed to have become final or, (ii) if such finality has been waived by agreement of all the parties in writing, such FCC consent(s) (collectively as to all such consents) without finality.

                  (b) APPLICATION(S) FOR CONSENT. The parties to this Agreement agree to proceed as expeditiously as practicable to file or cause to be filed an application or applications requesting FCC consent (collectively, the "Consent Application") to the transfer of control of the licenses of the Stations from MMR to SFX, as contemplated by this Agreement. The parties agree that the Consent Application shall be duly filed with the FCC not later than forty-five (45) business days after the date of this Agreement, and that such Consent Application shall be prosecuted in good faith and with due diligence. The failure of either party to timely file or prosecute in good faith and with due diligence its portion of the Consent Application shall be deemed a material breach of this Agreement. MMR and SFX each agree to pay, when due, one-half (1/2) of the filing fee(s) for the Consent Application.

                  (c) CONDITIONS. If the Consent Application as approved by the FCC imposes any condition on any party hereto, such party shall use its best efforts to comply with such condition; provided, however, that none of the parties hereto shall be required hereunder to comply with any conditions that would have a Material Adverse Effect upon it, except for any Equal Employment Opportunity conditions. If administrative or judicial reconsideration or review is sought with respect to the FCC Consents, MMR and SFX shall oppose such efforts to obtain reconsideration or review.

                  SECTION 6.14. EMPLOYEE BENEFIT PLANS . SFX and MMR agree that the MMR Benefits Plans in effect at the date of this Agreement shall, to the extent practicable, remain in effect until otherwise determined after the Effective Time and, to the extent such MMR Benefit Plans are not continued, it is the current nonbinding intent of the parties that employee benefit plans of SFX which are no less favorable, in the aggregate, to the employees covered by such plans shall be provided.

                  SECTION 6.15. REPAYMENT OF INDEBTEDNESS; REDEMPTION OF MMR SENIOR PREFERRED STOCK . On or prior to the Effective Time, MMR shall use its best efforts to (a) repay all amounts outstanding under the Loan Agreement (the "Finova Loan") dated March 27, 1995 between Finova Capital Corporation and certain MMR Subsidiaries, and (b) repay all amounts due under the Senior Subordinated Debentures due 2001 ("Subordinated Debentures") issued to Huff and redeem all shares of the MMR Senior Preferred Stock.

                  SECTION 6.16. WARRANTS; MAKE WHOLE ADJUSTMENT . (a) Subject to applicable laws, MMR shall, at the request of SFX, use all commercially reasonable efforts to (a) commence an offer to exchange MMR Class A Common Stock for all outstanding Class B Warrants, which offer shall not be greater than 0.2 (two-tenths) shares of MMR Class A Common Stock for each such Class B Warrant and (b) cooperate with SFX in connection with the solicitation of the purchase of all of the outstanding Unit Purchase Options and IPO Warrants. Any documents prepared by MMR to effectuate such offer to exchange and solicitations shall be in form and substance reasonably satisfactory to SFX and its counsel.

         In the event that MMR is unsuccessful in obtaining the exchange of at least 50% of the outstanding Class B Warrants at the ratio set forth above on or prior to the Determination Date, the Exchange Ratio set forth in Section 2.01(b) above shall be adjusted downward to the extent necessary to reduce the total dollar value of the SFX Class A Common Stock and SFX Class B Common Stock that would have otherwise been received by MMR security holders on the Effective Date (in each case calculated with reference to the SFX Class A Common Stock Price) by a dollar amount equal to the product of $2.50 times the number of Class B Warrants outstanding immediately after such exchange in excess of such 50% number. In calculating the total value of SFX Class A Common Stock and SFX Class B Common Stock received by MMR security holders, each share of SFX Class B Common Stock shall be deemed to have the same value as a share of SFX Class A Common Stock.

                  (b) In the event that SFX delivers the Make Whole Notice (as defined in and subject to the conditions of Section 8.01(l)) to MMR and does not deliver a Make Whole Rescission Notice (as defined in Section 8.01(l)), the Exchange Ratio (x) shall be determined pursuant to Section 2.01(b) if the SFX Class A Common Stock Price equals or exceeds $27.33, and (y) if the SFX Class A Common Stock Price is less than $27.33, shall be increased such that, on the Determination Date, the product of the (a) Exchange Ratio as so adjusted, multiplied by (b) SFX Class A Common Stock Price shall be an amount equal to $10.25 (such amount being referred to as the "Minimum Per Share Amount").

                  SECTION 6.17. THE EXCHANGE AGREEMENT AND RELATED MATTERS .
(a) SFX and MMR hereby agree that the exchange contemplated by that certain Exchange Agreement dated November 13, 1995 between SFX and MMR (the "Letter Agreement") is hereby canceled effective on and as of the date hereof and, except as provided herein, all rights and obligations arising thereunder are hereby terminated without any further action or liability on the part of either party. Each of MMR and Multi-Market Radio Acquisition Corporation ("MMRAC") shall use all commercially reasonable efforts to obtain consents and shall assign its rights under the following agreements to SFX or a wholly-owned subsidiary of SFX, and SFX or such subsidiary shall assume any and all obligations under such agreements and shall relieve MMR of all obligations thereunder: (i) the Asset Purchase Agreement dated as of December 27, 1995 between Texas Coast Broadcasters, Inc. and MMR, (ii) the Asset Purchase Agreement dated as of January 26, 1996 between Lewis Broadcasting Corporation and MMRAC, (iii) the Asset Purchase Agreement dated January 22, 1996 between ABS Greenville Partners, L.P. and MMRAC and (iv) the Asset Purchase Agreement dated January 18, 1996 between HMW Communications, Inc. and MMRAC (collectively, the "Asset Purchase Agreements"). SFX shall reimburse MMR for any costs and expenses incurred by MMR in connection with obtaining such consents.

                  (b) In the event that this Agreement is terminated pursuant to Section 8.01(a), (b), (c)(ii), (c)(iii), (f), (g), (h), (j), (l), (m) or
(n), MMR will have the right but not the obligation to acquire, subject to FCC approval, radio stations WHCN(FM), Hartford, Connecticut; WMRQ(FM), Waterbury, Connecticut; WPOP-AM, Hartford, Connecticut; WSNE(FM), Taunton, Massachusetts; WHJY(FM), Providence, Rhode Island; WHJJ-AM, Providence, Rhode Island; WGNA(FM), Albany, New York; WPYX(FM), Albany, New York; WTRY-AM, Troy, New York; WGNA-AM, Albany, New York; WYSR(FM), Rotterdam, New York and WMXB(FM), Richmond, Virginia (collectively, the "Liberty Stations") for $100 million in cash payable in full at the closing. To exercise its right to purchase the Liberty Stations, MMR shall give written notice of such exercise to SFX within forty-five (45) days following the termination of this Agreement. Such notice shall be accompanied by a $1.0 million cash deposit to secure its obligation to purchase the Liberty Stations. MMR shall further deposit $2.0 million cash within twenty (20) business days thereafter. In the event that MMR exercises its right to acquire the Liberty Stations, the parties shall use their best efforts to cause such acquisition to be consummated as soon as practicable and in any event within nine months following the termination of this Agreement. In the event that this Agreement is terminated pursuant to Section 8.01(a),
(b), (f), (h), (j) or (l), SFX shall have the right to structure an exchange of stations (the "Exchange") for the Liberty Stations, intended to qualify as a like-kind exchange under Section 1031 of the Code and MMR and SFX shall use their best efforts to consummate the Exchange as soon as practicable and in any event within nine months following the termination of this Agreement. Notwithstanding the foregoing, the parties acknowledge that, in the event MMR acquires radio station WYSR(FM) under this Section 6.17, such acquisition will be of an interest in a joint sales agreement with respect to WYSR(FM) rather than that station itself, so long as SFX's interest in such station is limited to a joint sales agreement.

                  If requested by MMR, SFX shall negotiate in good faith to enter into an agreement to advance up to $18 million to MMR to enable MMR to acquire WKSS-FM, Hartford, Connecticut and up to $5 million to MMR for working capital and other general operating expenses.

                  SECTION 6.18. GOVERNANCE . At or prior to the Effective Time, SFX's Board of Directors shall amend SFX's Bylaws to increase the number of directors constituting the entire Board of Directors by two. At or prior to the Effective Time, SFX shall take all action necessary to cause (i) Michael Ferrel to be named a director and Chief Executive Officer of SFX, and (ii) an additional Independent Director (as defined in SFX's Certificate of Incorporation) to be appointed to the Board of Directors of SFX.


                  SECTION 6.19. WITHDRAWAL OF REGISTRATION STATEMENTS . Upon written request of SFX, MMR shall cause its Registration Statement on Form SB-2 (Reg. No. 333-1712) in respect of 5,750,000 shares of MMR Class A Common Stock and its Registration Statement on Form SB-2 (Reg. No. 333-1892) in respect of $110,000,000 Senior Subordinated Notes due 2006 to be withdrawn in accordance with the rules of the SEC.

                  SECTION 6.20. CONSULTING ARRANGEMENT . Commencing July __, 1996 and continuing until the earlier of the (x) termination of this Agreement and (y) the Effective Time, MMR will make available to SFX the services of Michael G. Ferrel, the President and Chief Executive Officer of MMR, on a consulting basis to the extent that such services do no conflict with Mr. Ferrel's obligations to MMR. Neither Mr. Ferrel nor MMR shall receive any compensation for such services.

                    ARTICLE VII -- CONDITIONS TO THE MERGER

                  SECTION 7.01. CONDITIONS TO THE OBLIGATIONS OF EACH PARTY . The obligations of MMR, SFX and Acquisition Sub to consummate the Merger are subject to the satisfaction of the following conditions:

                  (a) this Agreement and the Transactions contemplated hereby shall have been approved and adopted by the affirmative vote of the stockholders of MMR in accordance with Delaware Law and MMR's Certificate of Incorporation and Bylaws;

                  (b) this Agreement and the Transactions contemplated hereby shall have been approved and adopted by the affirmative vote of the stockholders of SFX in accordance with Delaware Law and SFX's Certificate of Incorporation and By-laws and the rules of the Nasdaq Stock Market.

                  (c) the Certificate of Incorporation of SFX shall have been amended as set forth in Exhibit D, provided, however, that SFX may waive this condition only with the approval of the Independent Committee of SFX;

                  (d) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (each an "Order") or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

                  (e) the Registration Statement shall have been declared effective, and no stop order suspending the effectiveness of the Registration Statement shall be in effect;

                  (f) SFX and MMR shall have received from the Nasdaq Stock Market evidence that the shares of SFX Class A Common Stock to be issued to the stockholders of MMR in the Merger shall be listed on the Nasdaq National Market immediately following the Effective Time;

                  (g) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

                  (h) all applicable consents to the Merger from the FCC shall have been received and be final, or SFX and MMR shall have agreed in writing to waive the finality requirement pursuant to Section 6.13(a) above;

                  (i) SFX and MMR shall have received the tax opinions provided for in Section 6.12;

                  (j) SFX shall have entered into an agreement to amend the employment agreement of D. Geoffrey Armstrong dated as of April 1, 1995; and

                  (k) all other consents, authorizations, orders and approvals of (or filings or registrations with) any third party or governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a Material Adverse Effect on the business of MMR or SFX (or their respective subsidiaries), taken as a whole, following the Effective Time, and the agreement described in Section 8.01(l)(B) shall have been reached and the transactions contemplated therein consummated prior to the Effective Time.

                  SECTION 7.02. CONDITIONS TO THE OBLIGATIONS OF SFX AND ACQUISITION SUB . The obligations of SFX and Acquisition Sub to consummate the Merger are subject to the satisfaction of the following further conditions:

                  (a) MMR shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time and each of the representations and warranties of MMR contained in this Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and SFX shall have received a certificate of an executive officer of MMR to that effect;

                  (b) SFX shall have received from each MMR Affiliate and any other person who may be deemed to have become an affiliate of MMR (under Rule 145 under the Securities Act) after the date of this Agreement and at or prior to the Effective Time a signed Affiliate Agreement;

                  (c) since the date of this Agreement, no material adverse change in the financial condition, results of operations or business of MMR and the MMR Subsidiaries, taken as a whole, shall have occurred, and neither MMR nor any MMR Subsidiary shall have suffered any damage, destruction or loss materially affecting the business or properties of MMR and the MMR Subsidiaries, taken as a whole;

                  (d) SFX shall have received evidence reasonably satisfactory to it that MMR has repaid or provided for the repayment at the Effective Time of the Finova Loan; and

                  (e) SFX shall have received a written fairness opinion from the SFX Banker dated as of the date of the Proxy Statement, provided, however, that SFX will only be able to waive this condition with the approval of the Independent Committee of SFX.

                  SECTION 7.03. CONDITIONS TO THE OBLIGATIONS OF MMR . The obligations of MMR to consummate the Merger are subject are subject to the satisfaction of the following further conditions:

                  (a) SFX and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time and each of the representations and warranties of SFX and Acquisition Sub contained in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time, except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and MMR shall have received a certificate of an executive officer of SFX to that effect;

                  (b) since the date of this Agreement, no material adverse change in the financial condition, results of operations or business of SFX and the SFX Subsidiaries, taken as a whole, shall have occurred, and SFX and the SFX Subsidiaries shall not have suffered any damage, destruction or loss materially affecting the business or properties of SFX and the SFX Subsidiaries, taken as a whole; and

                  (c) MMR shall have received a written fairness opinion from the MMR Banker dated as of the date of the Proxy Statement, provided, however, that MMR will only be able to waive this condition with the approval of the Independent Committee of MMR.


               ARTICLE VIII -- TERMINATION, AMENDMENT AND WAIVER

                  SECTION 8.01. TERMINATION . This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions, as follows:

                  (a) by mutual written consent duly authorized by the Boards of Directors (including the Independent Committees) of each of SFX and MMR;

                  (b) by either SFX or MMR, if either (i) the Effective Time shall not have occurred on or before December 31, 1997; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; provided further, however, that such December 31, 1997 deadline shall be extended to and including June 30, 1998 in the event that all other conditions to the consummation of the Merger shall have been satisfied but (x) the FCC has granted its consent to the Merger and (y) a third party petition seeking reconsideration or review of such consent is permitted to be filed, or FCC review of such consent is permitted to be taken pursuant to 47 C.F.R. ss. 1.117, or (ii) there shall be any Order which is final and nonappealable preventing the consummation of the Merger, except if the party relying on such Order has not complied with its obligations under Section 6.03(a);

                  (c) by SFX, if (i) the Independent Committee or the Board of Directors of MMR fails to recommend, withdraws, or materially modifies or materially changes, their recommendations of this Agreement or the Merger in a manner adverse to SFX or shall have resolved to do any of the foregoing, (ii) the Independent Committee or the Board of Directors of MMR shall have recommended to the stockholders of MMR a Competing Transaction or shall have failed to recommend against accepting a Competing Transaction or take no position with respect thereto or shall have resolved to do any of the foregoing, or (iii) any person (other than SFX, Acquisition Sub or any affiliate thereof) shall have acquired "beneficial ownership" or the right to acquire beneficial ownership of, or any "group" (as such terms are defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 30% of the then outstanding shares of any class of capital stock of MMR;

                  (d) by SFX, if the stockholders of MMR shall have failed to approve and adopt this Agreement, the Merger and other Transactions at a meeting duly convened therefor;

                  (e) by SFX, upon a breach of any representation, warranty, covenant or agreement on the part of MMR set forth in this Agreement, or if any representation or warranty of MMR shall have become untrue, in either case such that the conditions set forth in Section 7.02 would not be satisfied (a "Terminating MMR Breach"); provided, however, that, if such Terminating MMR Breach is curable by MMR through the exercise of its best efforts and for so long as MMR continues to exercise such best efforts, SFX may not terminate this Agreement under this Section 8.01(e);

                  (f) by MMR, if the stockholders of SFX shall have failed to approve and adopt this Agreement, the Merger and other Transactions at a meeting duly convened therefor;

                  (g) by MMR, upon breach of any representation, warranty, covenant or agreement on the part of SFX set forth in this Agreement, or if any representation or warranty of SFX shall have become untrue, in either case such that the conditions set forth in Section 7.03 would not be satisfied ("Terminating SFX Breach"); provided, however, that, if such Terminating SFX Breach is curable by SFX through best efforts and for so long as SFX continues to exercise such best efforts, MMR may not terminate this Agreement under this
Section 8.01(g);

                  (h) by MMR or the Independent Committee of MMR, upon (1) the revocation by the MMR Banker of its written fairness opinion if such revocation was (A) (i) directly related to the material misstatement or omission contained in the information provided to the MMR Banker by SFX, and
(ii) MMR does not directly or indirectly solicit such a revocation or (B) a direct result of a Material Adverse Effect with respect to SFX or (2) failure of the MMR Banker to confirm its written fairness opinion at the time the Proxy Statement is first mailed to MMR stockholders;

                  (i) by SFX or the Independent Committee of SFX, upon (1) the revocation by the SFX Banker of its written fairness opinion if such revocation was (A)(i) directly related to the material misstatement or omission contained in the information provided to the SFX Banker by MMR, and
(ii) SFX does not directly or indirectly solicit such a revocation or (B) a direct result of a Material Adverse Effect with respect to MMR or (2) failure of the SFX Banker to confirm its written fairness opinion at the time of the Proxy Statement is first mailed to SFX stockholders;

                  (j) by MMR or the Independent Committee of MMR within ten
(10) business days of the delivery of the SFX Disclosure Schedules, if such schedules contain information inconsistent with information contained in the SFX SEC Reports or if such schedules contain information which was omitted from the SFX SEC Reports filed prior to the date hereof and such inconsistent or omitted information would, in the reasonable good faith determination of the Independent Committee of MMR after consultation with its advisors supported (if practicable) by a written evaluation by the MMR Banker, reasonably be expected to have a Material Adverse Effect on SFX;

                  (k) by SFX or the Independent Committee of SFX within ten
(10) business days of the delivery of the MMR Disclosure Schedules, if such schedules contain information inconsistent with information contained in the MMR SEC Reports or if such schedules contain information which was omitted from the MMR SEC Reports filed prior to the date hereof and such inconsistent or omitted information would, in the reasonable good faith determination of the Independent Committee of SFX after consultation with its advisors supported (if practicable) by a written evaluation by the SFX Banker reasonably be expected to have a Material Adverse Effect on MMR;

                  (l) (A) by MMR or the Independent Committee of MMR, in the event that (i) the Reported Price for the SFX Class A Common Stock for any seven (7) consecutive trading days (the "Average Price") during any period commencing with the first trading day following June 15, 1996 and ending on the Determination Date shall be less than $27.33 and (ii) MMR has delivered written notice to SFX of its intention to terminate this Agreement (the "Price Termination Notice") within forty-eight (48) hours following the date on which the Average Price is less than $27.33; provided, that SFX, upon the recommendation of the Independent Committee of SFX, shall have the right, but not the obligation, to deliver, within forty-eight (48) hours after the receipt of the Price Termination Notice, a written notice pursuant to which SFX agrees that MMR stockholders shall receive no less than the Minimum Per Share Amount (the "Make Whole Notice"); and provided, further, that SFX, upon the recommendation of the Independent Committee of SFX, shall, subject to the next succeeding sentence, have the right to rescind such Make Whole Notice by delivery of an additional notice (the "Make Whole Rescission Notice") in the event that the Average Price at any time following the delivery of the Make Whole Notice is at least $0.25 less than the Average Price as set forth in, and which triggered, the Price Termination Notice (such Average Price at the time of the first Make Whole Rescission Notice being referred to as the "Reduced Average Price," which term, after any subsequent decline of the Average Price of at least an additional $0.25, shall thereafter be deemed the "Reduced Average Price"). The Make Whole Rescission Notice shall be effected by delivery of written notice to MMR within forty-eight (48) hours following the date on which a particular Reduced Average Price occurred, it being understood that in the event SFX elects not to deliver a Make Whole Rescission Notice within such 48-hour period with respect to any particular Reduced Average Price, then SFX shall retain the right to deliver a Make Whole Rescission Notice with respect to any subsequent Reduced Average Price. In the event SFX either fails to deliver the Make Whole Notice within the forty-eight (48) hour period following the receipt of a Price Termination Notice or delivers a Make Whole Rescission Notice, this Agreement shall terminate forthwith. (B) by MMR or the Independent Committee of MMR during the period commencing on the end of the fifteenth (15th) business day following the delivery of the SFX Disclosure Schedules (the "Huff Termination Date") and ending on the twentieth (20th) business day following the delivery of the SFX Disclosure Schedules if a binding, definitive agreement is not reached, by the close of business on the Huff Termination Date, with respect to the repayment and redemption in full at or prior to the Effective Time of the Subordinated Debentures and the MMR Senior Preferred Stock;

                  (m)      by MMR, if MMR accepts a Competing Transaction; or

                  (n) by MMR, if the Independent Committee or the Board of Directors of SFX fails to recommend, withdraws or materially changes their recommendation of this Agreement or the Merger in a manner adverse to MMR or shall have resolved to do any of the foregoing.

                  SECTION 8.02. FEES AND EXPENSES . (a) MMR shall pay SFX a fee (an "Alternative Proposal Fee") of $3,500,000, which amount is inclusive of all of Specified Expenses (as hereinafter defined) and all other costs and expenses, if:

         (i) this Agreement is terminated pursuant to Section 8.01(m) or (c) (except in the event a termination occurs pursuant to Section 8.01(c)(i) due to the occurrence of an event described in Section 8.01(g), (h)(1), (j), (l) or (n)); or

         (ii) (A) this Agreement is terminated pursuant to Section 8.01(d) as a result of the failure of the stockholders of MMR to approve the Merger, (B) a proposal for Competing Transaction shall have been made prior to such termination, and (C) any Competing Transaction is thereafter consummated within 12 months of such termination.

                  (b) SFX shall pay MMR a fee (the "MMR Termination Fee") of $1,000,000, which amount is inclusive of all of the Specified Expenses, if the majority of the combined voting power of SFX votes with respect to, but does not vote in favor of, the Merger.

                  (c) Except in connection with a termination pursuant to which the Alternative Proposal Fee would otherwise be due and owing, MMR shall pay SFX a fee (the "SFX Termination Fee") of $1,000,000, which amount is inclusive of all of the Specified Expenses, if the majority of the combined voting power of MMR votes with respect to, but does not vote in favor of, the Merger.

                  (d) SFX shall be entitled to receive its Specified Expenses (but not the Alternative Proposal Fee) in immediately available funds in the event that this Agreement is terminated pursuant to Section 8.01(e), (i) or
(k). MMR shall be entitled to receive its Specified Expenses in immediately available funds in the event that this Agreement is terminated pursuant to
Section 8.01(g), (h) or (j). In addition, MMR shall also be entitled to receive in immediately available funds one-half (1/2) of its out-of-pocket expenses incurred in connection with the transactions contemplated by Section
6.16 in the event that this Agreement is terminated pursuant to Section 8.01(f), (g), (h), (j) or (l).

                  (e) In the event of termination of this Agreement and the abandonment of the Merger pursuant to Section 8.01, all obligations of the parties hereto shall terminate except the obligations of the parties pursuant to this Section 8.02 and Sections 6.17, 8.03, 8.04, 9.02, 9.05, 9.08, 9.11 and
9.13.

                  No termination of this Agreement pursuant to Section 8.01(e), (g), (h) or (i) shall prejudice the ability of a non-breaching party from seeking damages from any other party for any breach of this Agreement, including, without limitation, attorneys' fees and the right to pursue any remedy at law or in equity. Notwithstanding the foregoing, if SFX is required to file suit to seek the Alternative Proposal Fee or either SFX or MMR is required to file suit to seek its Specified Expenses or to recover its Termination Fee, and it ultimately succeeds on the merits, it shall be entitled to all expenses, including attorneys' fees, which it has incurred in enforcing its rights under this
Section 8.02.

                  (f) As used herein, "Specified Expenses" means all reasonable out-of-pocket expenses and fees actually incurred or accrued by a party or on its behalf in connection with the Transactions prior to the termination of this Agreement (including, without limitation, all fees and expenses of counsel, financial advisors, banks or other entities providing financing to such party (including financing, commitment and other fees payable thereto), accountants and other experts and consultants to such party and its affiliates, and all printing and advertising expenses) and in connection with the negotiation, preparation, execution, performance and termination of this Agreement, the structuring of the Transactions, any agreements relating thereto and any filings to be made in connection therewith; provided however in no event shall Specified Expenses include the expenses incurred under Section 6.16 hereof.

                  (g) Except as set forth in this Section and in Sections 6.01, 6.13(a) and the last sentence of Section 6.17(a), all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

                  SECTION 8.03. AMENDMENT . This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Independent Committees and Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Transactions by the stockholders of MMR, no amendment may be made which would violate Delaware Law. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                  SECTION 8.04. WAIVER . At any time prior to the Effective Time, any party hereto with the consent of its Independent Committee and Board of Directors may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                       ARTICLE IX -- GENERAL PROVISIONS

                  SECTION 9.01. NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS . The representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any person shall terminate at the Effective Time, except that the agreements set forth in Articles I and II and Sections 6.06, 6.18 and 6.19 and the agreements delivered pursuant to this Agreement shall survive the Effective Time indefinitely.

                  SECTION 9.02. NOTICES . All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

                  if to SFX or Acquisition Sub:

                  SFX Broadcasting, Inc.
                  150 East 58th Street, 19th Floor
                  New York, New York 10155
                  Attention: Robert F.X. Sillerman
                  Facsimile: (212) 753-3188

                           with copies to:

                           Baker & McKenzie
                           805 Third Avenue
                           New York, New York 10022
                           Attention: Howard M. Berkower
                           Facsimile: (212) 759-9133

                           Dewey Ballantine
                           1301 Avenue of the Americas
                           New York, New York 10019
                           Attention: Morton A. Pierce
                           Facsimile:  (212) 259-6333

                  if to MMR:

                  Multi-Market Radio, Inc.
                  One Monarch Place
                  Suite 220
                  Springfield, Massachusetts  01144
                  Attention: Michael G. Ferrel
                  Facsimile: (413) 732-7851

                           with a copy to:

                           Paul, Hastings, Janofsky & Walker
                           399 Park Avenue, 31st Floor
                           New York, New York 10022
                           Attention: William F. Schwitter
                           Facsimile: (212) 319-4090

                  SECTION 9.03. CERTAIN DEFINITIONS . Unless the context requires otherwise, for purposes of this Agreement, the term:

                  (a) "affiliate" of a specified person means a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person;

                  (b) "beneficial owner" with respect to any shares means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or
(B) the right to vote pursuant to any agreement, arrangement or understanding,
(iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or any person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any such shares, or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder;

                  (c) "business day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York;


                  (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

                  (e) "person" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

                  (f) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns or has rights to acquire, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                  SECTION 9.04. SEVERABILITY . If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

                  SECTION 9.05. ASSIGNMENT; BINDING EFFECT; BENEFIT . Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article II (including, without limitation, provisions relating to the holders of any Warrants) and Section 6.06 (collectively, the "Third Party Provisions"), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  SECTION 9.06. INCORPORATION OF SCHEDULES . The MMR Disclosure Schedule and the SFX Disclosure Schedule referred to herein and signed for identification by the parties hereto and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein. For purposes of this Agreement, any disclosure made (i) on any Schedule to this Agreement shall be deemed included in any other Schedule to which such disclosure is relevant and
(ii) in any MMR or SFX SEC Reports filed prior to the date hereto shall be deemed to have been disclosed for all purposes relevant, and shall be deemed included in all Schedules annexed, to this Agreement.

                  SECTION 9.07. SPECIFIC PERFORMANCE . The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                  SECTION 9.08. GOVERNING LAW. EXCEPT TO THE EXTENT THAT DELAWARE LAW IS MANDATORILY APPLICABLE TO THE MERGER AND THE RIGHTS OF THE STOCKHOLDERS OF MMR AND ACQUISITION SUB, THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE RULES OF CONFLICTS OF LAW THEREOF. ALL ACTIONS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE HEARD AND DETERMINED IN ANY COURT SITTING IN THE CITY OF NEW YORK, STATE OF NEW YORK.

                  SECTION 9.09. HEADINGS . The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 9.10. COUNTERPARTS . This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 9.11. WAIVER OF JURY TRIAL . Each of SFX, MMR and Acquisition Sub hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of SFX, MMR or Acquisition Sub in the negotiation, administration, performance and enforcement thereof.

                  SECTION 9.12. ENTIRE AGREEMENT . This Agreement, the MMR Disclosure Schedule, the SFX Disclosure Schedule, the Exhibits attached hereto, and all documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

                  SECTION 9.13. WAIVER OF CERTAIN RIGHTS . (a) SFX hereby waives any right to terminate this Agreement, during the period prior to the delivery of the MMR Disclosure Schedule to SFX, to the extent that such right is based upon any purported breach of any representation or warranty of MMR, except if any such purported breach relates to a representation or warranty which is not qualified by reference to the MMR Disclosure Schedule.

                  (b) MMR hereby waives any right to terminate this Agreement, during the period prior to the delivery of the SFX Disclosure Schedule to MMR, to the extent that such right is based upon any purported breach of any representation or warranty of SFX, except if any such purported breach relates to a representation or warranty which is not qualified by reference to the SFX Disclosure Schedule.

                  (c) The information contained in the disclosure schedules will be deemed to have been disclosed for all relevant purposes as of the date of this Agreement.

                  IN WITNESS WHEREOF, SFX, Acquisition Sub and MMR have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                            SFX BROADCASTING, INC.


                            By /s/ Robert F.X. Sillerman
                               ---------------------------------------------
                               Robert F.X. Sillerman, Executive Chairman



                            SFX MERGER COMPANY


                            By /s/ Robert F.X. Sillerman
                               ---------------------------------------------
                               Robert F.X. Sillerman, President



                            MULTI-MARKET RADIO, INC.


                            By /s/ Michael G. Ferrel
                               ---------------------------------------------
                               Michael G. Ferrel, Chief Executive Officer

                                                                       ANNEX C

      PROPOSED AMENDMENTS TO SFX'S RESTATED CERTIFICATE OF INCORPORATION


         Section 4.1 of SFX's Restated Certificate of Incorporation currently reads as follows:

         "4.1 Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 22,210,000 shares, consisting of the following:

                  (a) 10,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Shares");

                  (b) 1,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Shares");

                  (c) 1,200,000 shares of Class C Common Stock, par value $.01 per share (the "Class C Shares" and together with the Class A Shares and Class B Shares, the "Common Shares"); and

                  (d) 10,010,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Shares")."

         If Proposal 2 is approved by the SFX Stockholders, Section 4.1 of SFX's Restated Certificate of Incorporation will be changed to read as follows:

                  "4.1 Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 112,210,000 shares, consisting of the following:

                  (a) 100,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Shares");

                  (b) 1,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Shares");

                  (c) 1,200,000 shares of Class C Common Stock, par value $.01 per share (the "Class C Shares" and together with the Class A Shares and Class B Shares, the "Common Shares"); and

                  (d) 10,010,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Shares")."

         If Proposal 3 is approved by the SFX Stockholders, Section 4.1 of SFX's Restated Certificate of Incorporation will be changed to read as follows:

                  "4.1 Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 31,210,000 shares, consisting of the following:

                  (a) 10,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Shares");

                  (b) 10,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Shares");

                  (c) 1,200,000 shares of Class C Common Stock, par value $.01 per share (the "Class C Shares" and together with the Class A Shares and Class B Shares, the "Common Shares"); and

                  (d) 10,010,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Shares")."

         If Proposals 2 and 3 are approved by the SFX Stockholders, Section
4.1 of SFX's Restated Certificate of Incorporation will be changed to read as follows:

                  "4.1 Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 121,210,000 shares, consisting of the following:

                  (a) 100,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Shares");

                  (b) 10,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Shares");

                  (c) 1,200,000 shares of Class C Common Stock, par value $.01 per share (the "Class C Shares" and together with the Class A Shares and Class B Shares, the "Common Shares"); and

                  (d) 10,010,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Shares")."

                                                                       ANNEX D

      PROPOSED AMENDMENTS TO MMR'S RESTATED CERTIFICATE OF INCORPORATION


         If Proposal B is approved, a new Section 5.7 will be added to the end of Article Five of MMR's Restated Certificate of Incorporation. Such new
Section 5.7 will read as follows:

         "5.7 Consideration in Merger, Consolidation, etc. In any merger, consolidation or business combination in which the shares of capital stock of the Corporation are to be issued shares of common stock, all classes and series of capital stock of the Corporation shall receive the same consideration, except that the holders of any class or series of capital stock of the Corporation which is generally entitled to ten votes per share, or which is convertible into such a class or series, may receive shares which have ten votes per share."

                                                                       ANNEX E

                            SFX BROADCASTING, INC.
                            1996 STOCK OPTION PLAN


                  1. Purpose. The purposes of the SFX Broadcasting, Inc. (the "Company") 1996 Stock Option Plan (the "Plan") are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to key employees, officers, and consultants of the Company and its subsidiaries and to promote the success of the Company's business.

                  2. The Plan. Two types of stock options may be granted under the Plan: incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder ("ISOs"), and options that do not qualify as incentive stock options ("NQSOs"). All options shall be exercisable to purchase shares of Class A Common Stock, $.01 par value (the "Class A Common Stock") of the Company. Collectively, ISOs and NQSOs are referred to herein as "Options".

                  Subject to Section 6(a), ISOs may be awarded only to employees of the Company and its subsidiaries, within the meaning of Code
Section 424(f), including employees who may serve as officers and directors.

                  NQSOs may be awarded only to employees who may serve as officers and directors, and anyone other than non-employee Directors whom the Committee administering the Plan pursuant to Section 3 determines provides substantial service to the Company.

                  To the extent that any Option is not designated as an ISO, or even if so designated it does not qualify as an ISO, it shall be treated as a NQSO.

                  3. Administration. The Plan shall be administered by a committee (the "Committee") selected by the Board of Directors (the "Board") of not fewer than two Outside Directors. An Outside Director shall mean a director within the meaning of Code Section 1.162-27. The Committee shall act by a majority of its members at the time in office and eligible to vote on any particular matter, and such action may be taken either by a vote at a meeting or in writing without a meeting. Subject to the provisions of the Plan, the Committee shall from time to time and at its discretion (i) grant Options,
(ii) determine which employees and other individuals performing substantial services ("Grantees") may be granted Options under the Plan; (iii) determine whether any Option shall be an ISO or NQSO; (iv) determine the number of shares subject to each Option: (v) determine the term of each Option granted under the Plan; (vi) determine the date or dates on which the Option shall be exercisable; (vii) determine the exercise price of any Option; (viii) determine the fair market value of the Class A Common Stock subject to the Options; (ix) determine the terms of any Agreement pursuant to which Options are granted; (x) amend any such Agreement with the consent of the Grantee;
(xi) establish such procedures as it deems appropriate for a recipient of an award hereunder to designate a beneficiary to whom any benefits payable in the event of his or here death are to be made; and (xii) determine any other matters specifically delegated to it under the Plan or necessary for the proper administration of the Plan.

                  The Committee shall also have the final authority to interpret and construe the terms of the Plan and of any Option and such interpretation and construction by the Committee shall be final, binding and conclusive upon all persons including, without limitation, the Company, shareholders of the Company, the Plan, and all persons claiming an interest in the Plan.

                  No member of the Committee or Director shall be liable for any action, interpretation or construction made in good faith with respect to the Plan or any Option granted hereunder.

     4. Effectiveness and Termination of Plan. This Plan shall terminate on the earliest of:


                                    a. The tenth anniversary of the effective
                  date as determined under this Section 4;

                                    b. The date when all shares of the Class A
                  Common Stock reserved for issuance under the Plan, shall have been acquired through exercise of Options granted under the Plan; or

                                    c. Such earlier date as the Board of
                  Directors may determine. This Plan shall become effective as of the date of adoption thereof by the Board of Directors of the Company, or the date this Plan is approved by the stockholders, whichever is earlier. Any Option outstanding under the Plan at the time of its termination shall remain in effect in accordance with its terms and conditions and those of the Plan.

     5. The Stock. The aggregate number of shares of Class A Common Stock which may be issued under the Plan shall be 300,000 shares. Such number of shares may be set aside out of the authorized but unissued shares of Class A Common Stock not reserved for any other purpose or out of shares of Class A Common Stock held in or acquired for the treasury of the Company. All or any shares of Class A Common Stock subject under this Plan to an Option which, for any reason, terminates unexercised as to such shares, may again be subjected to an Option under the Plan. No Grantee may receive grants in respect of more than 100,000 shares of Class A Common Stock.

           6. Grant Terms and Conditions of Options. Options may be granted by the Committee at any time and from time to time prior to the termination of the Plan. Each Option granted under the Plan shall be evidenced by an Agreement in a form approved by the Committee. The terms and conditions of such Option Agreement need not be identical with respect to each Grantee, but each Option Agreement will evidence on its face whether it is an ISO or a NQSO. For purposes of this Section, an Option shall be deemed granted on the date the Committee selects an individual to be a Grantee, determines the number of shares to be issued pursuant to such Option and specifies the terms and conditions of the Option. Except as hereinafter provided, Options granted pursuant to the Plan shall be subject to the following terms and conditions:

                           a. Grantee. Subject to Section 2 hereof, the
                  Grantees of any Options hereunder shall be such key employees of the Company and its subsidiaries, within the meaning of-Code Section 424(f), as determined by the Committee, who have substantial responsibility in the direction of the Company and its subsidiaries, and any other person or entity whom the Committee determines provides substantial and important services to the Company except that in no event shall a non-employee Director of the Company be a Grantee under this Plan.

                           b. Price and Exercise. The purchase price of the
                  shares of Class A Common Stock upon exercise of an ISO shall be no less than the fair market value of the shares at the time of grant of an ISO; provided, however, if an ISO is granted to a person owning stock of the Company possessing more than 10% of the total combined voting power of all classes of stock of the Company as defined in Code Section 422 ("10% Shareholder"), the purchase price shall be equal to 110% of the fair market value of the shares. The fair market value of the Class A Common Stock shall be the closing price of publicly traded Class A Common Stock on the national securities exchange on which the Class A Common Stock is listed (if the Class A Common Stock is so listed) or on the NASDAQ National Market System (if the Class A Common Stock is regularly quoted on the NASDAQ National Market System), or, if not so listed or regularly quoted, the mean between the closing bid and asked prices of publicly traded Class A Common Stock in the over-the-counter market, or, if such bid and asked prices shall not be available, as reported by any nationally recognized quotation service selected by the Company, or as determined by the Committee in a manner consistent with the provisions of the Code.

                  The purchase price of the shares of Class A Common Stock upon exercise of a NQSO may be any price set by the Committee; provided that the exercise price of any grant to an employee required to be named on the Summary Compensation Table of the Company's annual proxy statement under the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, shall not be lower than the fair market value of the underlying Class A Common Stock on the date of grant. This shall constitute a performance goal under Section 162(m) of the Internal Revenue Code of 1986, as amended.

                  The notice of the exercise of any Option shall be accompanied by payment in full of the Option price. The purchase price shall be paid in United States dollars in cash or by certified or cashier's check payable to the order of the Company at the time to purchase. At the discretion of the Committee, the purchase price may be paid with: (i) stock of the Company (Class A Common Stock already owned by, and in the possession of, the Grantee); or (ii) any combination of United States dollars or stock of the Company. Anything contained herein to the contrary notwithstanding, any required withholding tax shall be paid by the Grantee in full in United States dollars in cash or by certified or cashier's check at the time of exercise of the Option. Shares of stock of the Company used to satisfy the exercise price of an Option shall be valued at their fair market value as determined by the Committee, as of the close of business on the day immediately preceding the date of exercise.

                  In lieu of the notice of exercise procedures set forth above, the Committee may prescribe certain exercise or other exercise methods pursuant to which a broker or financial intermediary assists in the exercise by an amount of shares sufficient to provide the exercise price plus any required withholdings.

                  If required by the Company, such notice of exercise of an Option shall be accompanied by the Grantee's written representation that the shares being acquired are purchased for investment and not for distribution; acknowledging that such shares have not been registered under the Securities Act of 1933, as amended (the "1933 Act"); and agreeing that such shares may not be sold or transferred unless there is an effective Registration Statement for them under the 1933 Act, or, in the opinion of counsel, such sale or transfer is not in violation of the 1933 Act.

                   The purchase price shall be subject to adjustment but only as provided in Section 7 hereof.

                           c. Vesting. Options shall vest in accordance with
                  the schedule established for each Grantee; provided, however, an Option may be immediately exercisable in accordance with Section 6(g) below.

                           d. Forfeiture. Notwithstanding anything contained
                  herein to the contrary, the right (whether or not vested) of a Grantee to exercise his or her outstanding Options, if any, shall be forfeited if (i) the Grantee shall enter into a business or employment which the Committee determines to be detrimentally competitive with the Company or substantially injurious to the Company's financial interests; or (ii) the Grantee is discharged from employment with the Company for cause; (iii) the Grantee performs acts of willful malfeasance or gross negligence in a matter of material importance to the Company.

                           e. Additional Restrictions on Exercise of an ISO.
                  The aggregate fair market value of Class A Common Stock (determined at the time an ISO is granted) for which an ISO is exercisable for the first time by a Grantee during any calendar year (under all plans of the Company and its subsidiaries or parent) shall not exceed $100,000.

                           f. Duration of Options. Options may be granted for
                  terms of up to but not exceeding ten (10) years from the effective date the particular Option is granted; provided, however, that ISOs granted to a 10% Shareholder may be for a term of up to but not exceeding five (5) years from the effective date the particular ISO is granted.

                  If the stockholders of the Company have not approved the adoption of the Plan prior to the end of one (l) year from the date the Plan is approved by the Board of Directors of the Company, any ISOs granted under the Plan prior to such date shall be null and void and the Company shall rescind the issuance of any shares of Class A Common Stock issued upon the exercise of such ISOs by a Grantee prior to such date. In the event of such rescission, the Company shall refund the price paid per share of Class A Common Stock by the Grantee upon exercise of the ISO upon receipt of the certificate representing such shares.

         g. Termination of Employment. Upon the termination of a Grantee's employment with the Company, his or her rights to exercise an Option then held by such Grantee shall be only as follows:

                  i. Retirement. If the Grantee's employment is terminated because he or she has attained the age which the Company may from time to time establish as the retirement age for any class of its employees, or in accordance with the age specified in an employment Agreement with a Grantee he or she may, with the consent of the Company within three months following such termination, exercise the Option with respect to all or any part of the shares subject thereto, regardless of whether the Grantee had the right to purchase such shares at the time of termination of employment. However, in the event of his or her death prior to the end of the three-month period after the aforesaid termination of his or here employment, his or her estate shall have the right to exercise the Option within one (1) year following such termination with respect to all or any part of the shares subject thereto, regardless of whether the Grantee had the right to purchase such shares at the time of termination of employment.

                  ii. Death. In the case of a Grantee who dies while employed by the Company, his or her estate shall have the right for a period of one (1) year following the date of such death to exercise the Option to the extent the Grantee had the right to purchase such shares on the day immediately prior to his or her death.

                  iii. Disability. In the case of a Grantee whose employment with the Company is terminated by disability, as defined in Code
         Section 22(e)(3), he or she shall have the right for a period of one
         (1) year of the disability to exercise the Option to the extent the right had occurred prior to the date of his or her disability.

                  iv. Other Reasons. In the case of a Grantee whose employment is terminated for any reason other than those provided above under "Retirement", "Death", or "Disability", the Grantee or his or her estate (in the event of his or her death after such termination) may, within the 30-day period following such termination, exercise the Option to the extent the right to exercise had occurred prior to such termination. Notwithstanding the foregoing, the Committee shall have the authority, on a case by case basis, with respect to any Grantee whose employment is terminated for any reason whatsoever, to accelerate the vesting of any options outstanding on the date employment is terminated and to permit the Grantee to exercise any such Options during the remaining term of such options.

                  For purposes of this Section 6(g), "termination of employment" shall mean the termination of a Grantee's employment with the Company or a subsidiary or a parent. A Grantee employed by a subsidiary shall also be deemed to have a termination of employment if the subsidiary ceases to be a subsidiary of the Company and the Grantee does not immediately thereafter become an employee of the Company or of a subsidiary or the parent. Any other Grantee who is not otherwise an employee of the Company shall be considered to have terminated employment when substantial services, as determined by the Committee, are no longer provided to the Company by the Grantee.

                  Also for purposes of this Section 6(g), a Grantee's "estate" shall mean his or her legal representatives upon his or her death or any person who acquires the right to exercise an Option by reason of the Grantee's death. The Committee may in its discretion require the transferee of a Grantee to supply it with written notice of the Grantee's death or disability and to supply it with a copy of the will (in the case of the Grantee's death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Option.

               h. Transferability of Option and Shares Acquired Upon Exercise of Option. Options shall not be transferred other than to members of the holder's family, trusts and charities. Any other transfers are permissible upon prior written approval of the Committee. Except as limited by applicable securities laws and the provisions of Sections 6(b), 6(j), 8 and 14 hereof, shares of Class A Common Stock acquired upon exercise of Options hereunder shall be freely transferable. Notwithstanding the foregoing, the option agreement accompanying the issuance of any ISO shall limit the transferability of such ISO to the extent required by the then applicable tax provisions governing the qualification of ISOs.

               i. Modifications, Extension and Renewal of Options. Subject to the terms and conditions and within the limitations of the Plan the Committee may modify, extend or renew outstanding Options granted under the Plan, or accept the surrender or outstanding Options (up to the extent not theretofore exercised) and authorize the granting of new Options in substitution therefor (to the extent not theretofore exercised). The Committee shall not, however, with respect to ISOs, modify any outstanding Options so as to specify a lower Option price or accept the surrender of outstanding Options and authorize the granting of new Options in substitution therefor specifying a lower price. Notwithstanding the foregoing, no modification of an Option shall, without the consent of the Grantee, alter or impair any rights or obligations under any Option theretofore granted under the Plan.

               j. Shares Held for Investment. Each Option Agreement may contain an undertaking that, upon demand by the Committee for such a representation, the Grantee, or any person acting under Section 6(g), shall deliver to the Committee at the time of any exercise of an Option a written representation that the shares to be acquired upon such exercise are to be acquired for investment and not for resale or with a view to the distribution thereof. Upon such demand, delivery of such representation prior to the delivery of any shares issued upon exercise of an option shall be a condition precedent to the right of the Grantee or such other person to purchase any shares of Class A Common Stock.

               k. Other Terms and Conditions. Options may contain such other provisions, which shall not be inconsistent with any of the foregoing terms, as the Committee shall deem appropriate.

               7. Adjustment for Changes in the Stock.

               a. In the event the shares of Class A Common Stock, as presently constituted, shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation (whether by reason of merger, consolidation, recapitalization, reclassification, split, reverse split, combination of shares, or otherwise) or if the number of such shares of Class A Common Stock shall be increased through the payment of a stock dividend, then there shall be substituted for or added to each share of Class A Common Stock theretofore appropriated or thereafter subject or which may become subject to an Option under this Plan, the number and kind of shares of stock or other securities into which each outstanding share of Class A Common Stock shall be so changed, or for which each such share shall be exchanged, or to which each such share shall be entitled, as the case may be. Outstanding Options shall also be appropriately amended as to price and other terms as may be necessary to reflect the foregoing events. In the event there shall be any other change in the number or kind of the outstanding shares of the Class A Common Stock, or of any stock or other securities into which such Class A Common Stock shall have been changed, or for which it shall have been exchanged, then, if the Board of Directors shall, in its sole discretion, determine that such change equitably requires as adjustment in any Option theretofore granted or which may be granted under the Plan, such adjustments shall be made in accordance with such determination.

               b. Fractional shares resulting from any adjustment in Options pursuant to Section 7 may be settled in cash or otherwise as the Committee shall determine. Notice of any adjustment shall be given by the Company to each holder of an Option which shall have been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

                  8. Securities Law Requirements. No Option granted pursuant to this Plan shall be exercisable in whole or in part, nor shall the Company be obligated to sell any shares of Class A Common Stock subject to any such Option, if such exercise and sale would, in the opinion of counsel for the Company, violate the Securities Act of 1933 (or other Federal or State statutes having similar requirements), as it may be in effect at that time. In this regard, the Committee may demand the representations described in Section 6(b) and Section 6(j).
                                     E-5

                  Each Option shall be subject to the further requirement that, if at any time the Committee shall determine in its discretion that the listing or qualification of the shares of Class A Common Stock subject to such Option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary as a condition of, or in connection with, the granting of such Option or the issue of shares thereunder, such Option may not be exercised in whole or in part, unless such listing, qualification, consent or approval shall have been affected or obtained free of any conditions not acceptable to the Board of Directors.

                  No person who acquires shares of Class A Common Stock under the Plan may, during any period of time that such person is an affiliate of the Company within the meaning of the rules and regulations of the Securities and Exchange Commission under the Securities Act of 1933, sell such shares of Class A Common Stock, unless such offer and sale is made (i) pursuant to an effective registration statement under the Securities Act of 1933, which is current and includes the shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirement of the Securities Act of 1933, such as that set forth in Rule 144 promulgated under the Securities Act of 1933.

                  9.       Amendment of the Plan.

                  The Board of Directors may amend the Plan at any time, except that approval of the holders of a majority of the outstanding voting stock of the Company is required for amendments which:

               i. decrease the minimum Option price for ISOs;

              ii. extent the term of the Plan beyond ten years;

             iii. extend the maximum terms of the Options granted hereunder beyond ten years;

              iv. withdraw the administration of the Plan from the Committee appointed pursuant to Section 3;

               v. expand the class of eligible employees, and other Grantees;

              vi. increase the aggregate number of shares of Class A Common Stock which may be issued pursuant to the provisions of the Plan; or

             vii. change the material terms of the performance goal within the meaning of Code Section 162(m).

                  Notwithstanding the foregoing, the Board of Directors may, without the need for stockholders' approval, amend the Plan in any respect to qualify ISOs as incentive stock options under Code Section 422.

                              10. No Obligation to Exercise Option. The
               granting of an Option shall impose no obligation upon the Grantee (or upon a transferee of a Grantee) to exercise such Option.

                  11. No Limitation on Rights of the Company. The grant of any Option shall not in any way affect the right or power of the Company to make adjustments, reclassification, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

                  12. Plan Not a Contract of Employment. The Plan is not a contract of employment, and the terms of employment of any recipient of any award hereunder shall not be affected in any way by the Plan or related instruments except as specifically provided therein. The establishment of the Plan shall not be construed as conferring any legal rights upon any recipient of any award thereunder for a continuation of employment, nor shall it interfere with the right of the Company or any subsidiary to discharge any recipient of any award hereunder and to treat him or her without regard to the effect which such treatment might have upon him or her as the recipient of any award hereunder.


     13. Expenses of the Plan. All of the expenses of the Plan shall be paid by the Company.

                  14. Compliance with Applicable Law. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates for shares of Class A Common Stock pursuant to the exercise of an Option, unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority and the requirements of any exchange upon which shares of Class A Common Stock are traded. The Company shall in no event be obligated to register any securities pursuant to the Securities Act of 1933 (as now in effect or as hereinafter amended) or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement. The Committee may require, as a condition of the issuance and delivery of such certificates and in order to ensure compliance with such law, regulations and requirements, that the recipient of any award hereunder make such covenants, agreements and representations as the Committee, in its sole discretion, deems necessary or desirable, including, without limitation, a written representation from a stockholder that the shares are being purchased for investment and not for distribution, acknowledging that such shares have not been registered under the Securities Act of 1933, as amended and agreeing that such shares may not be sold or transferred unless there is an effective Registration Statement for them under the 1933 Act, or, in the opinion of counsel to the Company, that such sale or transfer is not in violation of the Securities Act of 1933.


     15. Effect Upon Other Compensation. Nothing contained herein shall prevent the Company or any subsidiary from adopting other or additional compensation arrangements for its employees or directors.

                  16. Grantee to Have No Rights as a Stockholder. No Grantee of any Option shall have any rights as a stockholder with respect to any shares subject to his or her Option prior to the date on which he or she is recorded as the holder of such shares on the records of the Company. No Grantee of any Option shall have the rights of a stockholder until he or she has paid in full the Option price.

     17. Notice. Notice to the Committee shall be deemed given if in writing and mailed to the Secretary of the Company at its principal executive offices by first class, certified mail at the then principal office of the Company.

                  18. Governing Law. Except to the extent preempted by Federal law, this Plan and all Option agreements entered into pursuant thereto shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware, determined without regard to its conflict of interest rules.

                                                                       ANNEX F

                                Furman Selz LLC
                                230 Park Avenue
                           New York, New York 10169

                                                        September 30, 1996


Special Committee of the Board of Directors
SFX Broadcasting, Inc.
150 East 58th Street, 19th Floor
New York, New York 10155


Gentlemen:

         We understand that SFX Broadcasting, Inc. ("SFX" or the "Company"), SFX Merger Company, a wholly-owned subsidiary of the Company ("Newco"), and Multi-Market Radio, Inc. ("MMR") have entered into an Amended and Restated Agreement and Plan of Merger dated as of April 15, 1996, as amended by Amendment No. 1 thereto, dated as of May 6, 1996, Amendment No. 2 thereto, dated as of July 30, 1996, and amendment No. 3 thereto, dated as of September 30, 1996, each of which has been furnished to us (collectively, the "Agreement"), whereby, among other things, Newco will be merged with and into MMR in a transaction (the "Merger") in which:

     1. each share of Class A Common Stock, $.01 par value, of MMR (the "MMR Class A Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.02 of the Agreement) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of Class A Common Stock, $.01 par value, of SFX (the "SFX Class A Common Stock") equal to the Exchange Ratio (as defined below);

     2. each share of Class B Common Stock, $.01 par value, of MMR (the "MMR Class B Common Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in
          Section 2.01 (d) of the Agreement)) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of Class B Common Stock, $.01 par value, of SFX (the "SFX Class B Common Stock") equal to the Exchange Ratio;


     3. each share of Class C Common Stock, $.01 par value, of MMR (the "MMR Class C Common Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class B Common Stock equal to the Exchange Ratio;

     4. each share of Preferred Stock, $.01 par value, of MMR (the "MMR Original Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class B Common Stock equal to the Exchange Ratio;

     5. each share of Series B Convertible Preferred Stock, $.01 par value, of MMR (the "MMR Series B Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class A Common Stock equal to the Exchange Ratio, which shares of SFX Class A Common Stock shall be subject to certain mutually acceptable forfeiture restrictions through February 14, 1998;

provided, however, that in the event that shareholders of MMR fail to approve the amendments to the Certificate of Incorporation of MMR as set forth in Exhibit C of the Agreement, or the National Association of Securities Dealers, Inc. or the Nasdaq Stock Market does not approve the issuance of SFX Class B Common Stock in the Merger, then each share of MMR Class B Common Stock, MMR Class C Common Stock and MMR Original Preferred Stock shall be converted into the right to receive the number of validly issued, fully paid and non-assessable shares of SFX Class A Common Stock equal to the Exchange Ratio;

     6. at the Effective Time each outstanding (a) Class A Warrant (the "MMR Class A Warrants") and Class B Warrant (the "MMR Class B Warrants") issued pursuant to that certain Warrant Agreement dated March 23, 1994 by and among MMR, American Stock Transfer & Trust Company, D.H. Blair Investment Banking Corp. and Americorp Securities, Inc., (b) option issued pursuant to those certain unit purchase options dated March 23, 1994 (the "Unit Purchase Options"), (c) warrant issued to the underwriters of MMR's initial public offering pursuant to common stock purchase warrants dated July 28, 1993 (the "IPO Warrants"),
          (d) warrant issued to The Huff Alternative Income Fund, L.P. ("Huff") dated March 27, 1995 and September 26, 1995 and exercisable to purchase 595,000 and 133,201.54 shares, respectively, of MMR Class A Common Stock (subject to adjustment as therein described) (the "Huff Warrants") and any additional warrant granted to Huff after the date of the Agreement (the "Additional Huff Warrant"), and
          (e) option issued to Robert F.X. Sillerman (each a "Warrant" and collectively, the "Warrants") shall be assumed by SFX. The holders of such Warrants shall continue to have, and be subject to, the same terms and conditions set forth in such Warrant (including, without limitation, any provision contained therein relating to the repurchase or redemption thereof), except that (1) such Warrants shall be exercisable for that number of whole shares of SFX Class A Common Stock equal to the product of the number of shares of MMR Class A Common Stock covered by the Warrant immediately prior the Effective Time multiplied by the Exchange Ratio and (2) the per share exercise price for the shares of SFX Class A Common Stock issuable upon the exercise of such assumed Warrant shall be equal to the quotient determined by dividing the exercise price per share of MMR Class A Common Stock specified for such Warrant under the applicable Warrant immediately prior to the Effective Time by the Exchange Ratio rounding the resulting exercise price down to the nearest whole cent; and

     7.   a.   subject to applicable laws, at the request of SFX, MMR shall use all commercially reasonable efforts to (1) commence an offer to exchange MMR Class A Common Stock for all outstanding MMR Class
               B Warrants, which offer shall not be greater than 0.2
               (two-tenths) shares of MMR Class A Common Stock for each such
               MMR Class B Warrant and (2) cooperate with SFX in connection with the solicitation of the purchase of all of the outstanding
               Unit Purchase Options and IPO Warrants.

               In the event that MMR is unsuccessful in obtaining the exchange of at least 50% of the outstanding MMR Class B Warrants at the ratio set forth above on or prior to the Determination Date (as defined in the Agreement), the Exchange Ratio set forth herein shall be adjusted downward to the extent necessary to reduce the total dollar value of the SFX F-2

               Class A Common Stock and SFX Class B Common Stock that would have otherwise been received by MMR security holders on the Effective Date (in each case calculated with reference to the SFX Class A Common Stock Price) by a dollar amount equal to the product of $2.50 times the number of MMR Class B Warrants outstanding immediately after such exchange in excess of such 50% number. In calculating the total value of SFX Class A Common Stock and SFX Class B Common Stock received by MMR security holders, each share of SFX Class B Common Stock shall be deemed to have the same value as a share of SFX Class A Common Stock.


          b. In the event that SFX delivers a Make Whole Notice (as defined in and subject to the conditions of Section 8.01(1) of the Agreement) to MMR and does not deliver a Make Whole Recission Notice (as defined in Section 8.01(1) of the Agreement), the Exchange Ratio (1) shall be determined pursuant to the definition in the following paragraph if the SFX Class A Common Stock Price equals or exceeds $27.33 and (2) if the SFX Class A Common Stock Price is less than $27.33, shall be increased such that, on the Determination Date (as defined in the Agreement), the product of the (A) Exchange Ratio as so adjusted, multiplied by (B) the SFX Class A Common Stock Price shall be an amount equal to $10.25.

         Subject to adjustments required by clause (vii) above, "Exchange Ratio" shall mean the number of shares of SFX Class A Common Stock or SFX Class B Common Stock, as the case may be, equal to the quotient obtained by dividing $12.50 by the average of the Reported Price (as defined hereafter) for the twenty (20) consecutive trading days ending on the fifth trading day prior to the Effective Time (as defined in the Agreement) (such average Reported Price being the "SFX Class A Common Stock Price"), on the primary exchange on which the SFX Class A Common Stock is traded, including the Nasdaq National Market; provided, however, that (1) in the event that the SFX Class A Common Stock Price exceeds $44.00, then the Exchange Ratio shall be the quotient obtained by dividing (i) the sum of (A) $12.50 plus (B) the product of (I) thirty percent (30%), multiplied by (II) the difference between the SFX Class A Common Stock Price and $44.00 by (ii) the SFX Class A Common Stock Price; or (2) in the event that the SFX Class A Common Stock Price is less than $32.00 then the Exchange Ratio shall be .3750. For purposes of the Agreement, "Reported Price" shall mean, with respect to each trading day, the average of the last reported bid and asked prices of the SFX Class A Common Stock on such trading day.

         The terms and conditions of the Merger are set forth in more detail in the Agreement.

         We further understand that pursuant to the Letter Agreement dated April 15, 1996 between the Company and Huff (the "Huff Agreement") immediately prior to the Effective Time, and as a condition of the MMR Merger, MMR shall
(i) repay and redeem in full, in cash, all outstanding Subordinated Original Issue Discount Debentures of MMR and Senior Cumulative Preferred Stock, $.01 par value, of MMR for an aggregate purchase price of $21.0 million, plus accrued and unpaid interest and dividends to the date of repayment and redemption, and (ii) issue to Huff (a) 100,000 warrants to purchase MMR Class A Common Stock at an exercise price of $11.75, (b) 25,000 warrants to purchase MMR Class A Common Stock at an exercise price of $12.00, (c) 25,000 warrants to purchase MMR Class A Common Stock at an exercise price of $12.25, and (d) 25,000 warrants to purchase MMR Class A Common Stock at an exercise price of $12.50.

         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of the Company (other than Robert F.X. Sillerman and his affiliates), of the Exchange Ratio to be offered in the Merger.

         In connection with rendering our opinion as set forth below, we have, among other things:

          1. reviewed the Agreement and certain related documents and the financial terms of the Merger set forth therein;

          2. reviewed the disclosure schedules provided by MMR and SFX pursuant to the Agreement;

          3. reviewed the Huff Agreement and the financial terms set forth therein;

          4. reviewed the Termination and Assignment Agreement dated as of April 15, 1996 (the "SCMC Agreement") between the Company and Sillerman Communications Management Company ("SCMC");

          5. reviewed the draft Joint Proxy Statement / Prospectus of SFX and MMR dated September 27, 1996;

          6. reviewed the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and 1995, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and certain other filings with the Securities and Exchange Commission made by the Company, including proxy statements, Form 8-Ks, the prospectus dated September 30, 1993 relating to the initial public offering of SFX Class A Common Stock, the prospectus dated September 30, 1993 relating to the public offering of 11-3/8% Senior Subordinated Notes of the Company (the "11-3/8% Notes"), the prospectus dated June 28, 1995 relating to the public offering of SFX Class A Common Stock and the offer to purchase and solicitation of consents with respect to the 11-3/8% Notes;

          7. reviewed the Company's offering memorandum relating to the offering of 10-3/4% Senior Subordinated Notes due 2006 of the Company dated May 22, 1996 and the offering circular relating to the offering of 6-1/2% Series D Cumulative Convertible Exchangeable Preferred Stock due May 31, 2007 of the Company dated May 22, 1996;

          8. reviewed MMR's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and 1995, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and certain other filings with the Securities and Exchange Commission made by MMR, including proxy statements, Form 8-Ks, the preliminary prospectus dated February 27, 1996 relating to the public offering of MMR Class A Common Stock, and the preliminary prospectus dated March 1, 1996 relating to the public offering of Senior Subordinated Notes due 2006 of MMR;

          9. reviewed (a) the Stock Purchase Agreement, dated as of November 15, 1995, among Liberty Broadcasting, Incorporated, Joseph Littlejohn & Levy Fund, L.P., Michael R. Craven, James B. Thompson and the Company, (b) the Asset Purchase Agreement, dated as of February 9, 1996, by and between Prism Radio Partners, L.P. and the Company and (c) the Asset Purchase Agreement, dated December 27, 1995, by and between Texas Coast Broadcasters, Inc. and MMR, the Asset Purchase Agreement, dated as of January 26, 1996, by and between Lewis Broadcasting Corporation and Multi-Market Radio Acquisition Corporation ("MMRAC"), the Asset Purchase Agreement, dated as of January 18, 1996, by and between HMW Communications, Inc. and MMRAC, and the Asset Purchase Agreement, dated as of January 22, 1996, between ABS Greenville Partners, L.P. and MMRAC (collectively, the "Swap Agreements") with the assumption that the Swap Agreements have been assigned to SFX;

          10. reviewed the Letter Agreement dated November 13, 1995 between SFX and MMR;

          11. reviewed (a) the Asset Exchange Agreement, dated May 1, 1996, by and between SFX Broadcasting of Texas (KRLD), Inc., SFX Broadcasting of Texas (KRLD) Licensee, Inc., SFX Broadcasting of Texas (TSN), Inc., SFX Broadcasting of Texas (TSN) Licensee, Inc., SFX Broadcasting of the Southwest, Inc., SFX, and CBS, Inc. and (b) the Exchange Agreement, dated July 1, 1996, between Chancellor Broadcasting Company and SFX;

          12. reviewed (a) the Letter Agreement, dated August 9, 1996, between SFX and Kenneth A. Brown, ABS Communications, Inc., ABS Communications, L.L.C., ABS Richmond Partners, L.P., ABS Richmond Partners II, L.P., EBF, Inc. and EBF Partners and (b) the Letter Agreement, dated August 28, 1996, between SFX and EZ Communications, Inc.

          13. reviewed the $23,000,000 Loan Agreement, dated September 14, 1996, between MMR and SFX (the "Loan Agreement");

          14. reviewed certain other publicly available information concerning the Company and the trading market for the SFX Class A Common Stock;

          15. reviewed certain other publicly available information concerning MMR and the trading market for the MMR Class A Common Stock, MMR Class A Warrants, MMR Class B Warrants and MMR Units (which consist of one share of MMR Class A Common Stock, one MMR Class A Warrant and one MMR Class B Warrant);

          16. reviewed certain non-public information relating to the Company and MMR, including financial forecasts and projections for each, furnished to us by the Company and MMR;

          17. reviewed certain publicly available information, including research reports, concerning certain other companies engaged in businesses which we believe to be comparable to the Company and MMR and the trading markets for certain of such companies' securities;

          18. reviewed the financial terms of certain recent mergers and acquisitions which we believe to be relevant;

          19. conducted discussions with certain members of senior management of the Company and MMR concerning their respective businesses and operations, assets, present condition and future prospects; and

          20. performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors, as we have deemed in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

         We have assumed and relied, without independent verification, upon the accuracy and completeness of the financial and other information obtained from public sources or provided to us by the Company (including with respect to the proposed transaction with CBS Radio described in the Company's Press Release dated September 26, 1996) or MMR and reviewed by us for purposes of arriving at our opinion, and we have not assumed any responsibility for independent verification of such information or undertaken any obligation to verify such information. In addition, with respect to the financial forecasts and projections of the Company and MMR used in our analysis, the management of the Company or MMR, as the case may be, has informed us that such forecasts and projections are reasonable and we have assumed that they represent the best current judgment of the management of the Company or MMR, as the case may be, as to the future financial condition and operating results of the Company and MMR, respectively, and have assumed that such forecasts and projections have been reasonably prepared based on such current judgment. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based. We have further assumed that the Merger will be tax-free to the stockholders of both SFX and MMR.

         Our opinion assumes that SFX will not deliver a Make Whole Notice to MMR.

         In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or MMR and have not made, obtained or assumed any independent evaluations or appraisals of any such properties and facilities or of the assets or liabilities of the Company or MMR.

         We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon conditions as they exist and can only be evaluated on the date hereof, and does not represent an opinion as to what the trading price of the SFX Class A Common Stock will be when the Merger is consummated or at any other time.

         As you are aware, we have performed various investment banking services for the Company in the past, including acting as a managing underwriter for the Company's initial public offering of SFX Class A Common Stock in September 1993, acting as a managing underwriter in the Company's offering of SFX Class A Common Stock in June 1995, and providing to the Company fairness opinions regarding certain related party transactions, and in each case have received customary fees for such services. In addition, at your request, Furman Selz has provided the Special Committee with opinions as to the fairness of the consideration to be offered by the Company in connection with a transaction pursuant to the SCMC Agreement (the "SCMC Transaction"), the fairness of a fee to be paid by the Company to SCMC (the "SCMC Fee") based upon SCMC's role as financial advisor to SFX in connection with various transactions, and the fairness of the loan consideration contemplated by the Loan Agreement (the "SFX/MMR Loan"). Furman Selz has received a fee for its services to the Special Committee in connection with this opinion and opinions related to the SCMC Transaction and the SCMC Fee pursuant to an engagement letter dated April 11, 1996 entered into between

Furman Selz and the Company, and will receive a fee for its opinion related to the SFX/MMR Loan pursuant to an engagement letter dated as of September 6, 1996 entered into between Furman Selz and the Company. In addition, the Company has agreed to reimburse Furman Selz for certain out-of-pocket expenses and to indemnify Furman Selz for certain liabilities arising from the delivery of this opinion. In the ordinary course of our business, we may actively trade in the equity securities of the Company and MMR for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Based upon and subject to the foregoing, as investment bankers, it is our opinion on the date hereof that the Exchange Ratio to be offered in the Merger is fair, from a financial point of view, to the stockholders of the Company (other than Robert F.X. Sillerman and his affiliates).

         This opinion is for the use and benefit of the Special Committee in its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to or whether to accept the consideration to be offered to such stockholder in connection with the proposed Merger. We were not requested to opine as to, and this opinion does not in any manner address, SFX's underlying business decision to proceed with or effect the Merger, or the relative merits of the Merger as compared to any alternative business strategies which might exist for SFX or the effect of any other transaction in which SFX might engage or any agreements which might be concluded between SFX and MMR after the date hereof. This opinion may be included in its entirety in any proxy statement/prospectus with respect to the Merger, but it may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent.



                           Very truly yours,

                           /s/ Furman Selz LLC

                           FURMAN SELZ LLC

                                                                       ANNEX G



                            Oppenheimer & Co., Inc.
                               Oppenheimer Tower
                            World Financial Center
                           New York, New York 10281




                              September 30, 1996



PERSONAL AND CONFIDENTIAL

Independent Committee of the Board of Directors
Multi-Market Radio, Inc.
150 East 58th Street, 19th Floor
New York, NY 10155

Gentlemen:

                  You have asked Oppenheimer & Co., Inc. ("Oppenheimer") to render an opinion (the "Opinion") as to the fairness, from a financial point of view, to the holders of the Class A Common Stock of Multi-Market Radio, Inc. ("MMR") other than the Sillerman Group (as hereinafter defined) of the Class A Exchange Ratio (as hereinafter defined) in connection with the proposed merger (the "Transaction") of MMR with and into SFX Merger Company ("Merger Sub"), a wholly owned subsidiary of SFX Broadcasting, Inc. ("SFX") pursuant to the terms and conditions set forth in the Amended and Restated Agreement and Plan of Merger dated as of April 15, 1996 (the "Agreement") among MMR, SFX and Merger Sub as further amended by Amendment No. 3 thereto, proposed to be dated as of the date hereof ("Amendment No. 3"). The Sillerman Group includes Robert F.X.
Sillerman, Bruce Morrow and Michael G. Ferrel.

                  As more fully described in the Merger Agreement and Amendment No. 3, at the closing of the Transaction, among other things (i) Merger Sub will merge with and into MMR, (ii) each outstanding share of Class A Common Stock, $.01 par value, of MMR (the "MMR Class A Common Stock") shall be converted into the right to receive that number of shares of Class A Common Stock, $.01 par value, of SFX ("SFX Class A Common Stock") determined in accordance with the Class A Exchange Ratio and (iii) the outstanding equity securities of MMR (other than the MMR Class A Common Stock) will be converted into the right to receive equity securities of SFX. For purposes of the Opinion, the Class A Exchange Ratio means the number of shares, or fraction of a share, of SFX Class A Common Stock equal to $12.50, subject to adjustment as provided in the Agreement.

                  In arriving at our Opinion we have, among other things:

                  (i) reviewed the Agreement, as amended as of May 6, 1996 and July 30, 1996;

                  (ii)     reviewed proposed Amendment No. 3;

                  (iii) reviewed MMR's Equity Registration Statement on Form SB-2 dated February 27, 1996 and the related exhibits and MMR's High Yield Registration Statement on Form SB-2 dated March 1, 1996 and the related exhibits; (iv) reviewed SFX's $450 million Senior Subordinated Notes Offering Memorandum and
                           2.6 million share Series D Cumulative Convertible Exchangeable Preferred Stock Offering Circular, both dated May 22, 1996;

                  (v) reviewed SFX's and MMR's draft Preliminary Proxy Statement on Schedule 14A dated August 1, 1996;

                  (vi) reviewed SFX's draft Registration Statement on Form S-4 dated October __, 1996;

                  (vii) reviewed MMR's and SFX's annual reports to stockholders and annual reports on Form 10K for the three fiscal years ended December 31, 1995, including SFX's amended report on Form 10-K for the fiscal year ended December 31, 1995, and quarterly reports on Form 10-Q for fiscal years ended December 31, 1994 and 1995 and for the quarters ended March 31 and June 30, 1996;

                  (viii) reviewed SFX's draft High Yield Registration Statement on Form S-3 dated March 8, 1996;

                  (ix) reviewed MMR's and SFX's proxy statements dated July 25, 1995 and April 18, 1995 respectively;

                  (x) reviewed and analyzed MMR's and SFX's audited financial statements for the fiscal years ended December 31, 1993, 1994 and 1995 and for the three month periods ended March 31, 1995 and March 31, 1996, and June 30, 1995 and June 30, 1996;

                  (xi) held discussions with Michael G. Ferrel (Chief Executive Officer, President, Chief Operating Officer and a Director of MMR), Jerry D. Emlet (Chief Financial Officer of MMR), and D. Geoffrey Armstrong (who was then serving as Executive Vice President, Treasurer and Chief Financial Officer of
                           SFX);

                  (xii) reviewed MMR projections provided by MMR for the fiscal years ending December 31, 1996 through December 31, 2002 and the revised MMR projections provided by MMR for the fiscal years ending December 31, 1996 through December 31, 1997;

                  (xiii) reviewed SFX projections provided by SFX dated March 18, 1996 for the fiscal years ending December 31, 1996 through December 31, 2000 and the revised SFX projections provided by SFX for the fiscal years ending December 31, 1996 through December 31, 1997;

                  (xiv) held discussions with other members of senior management of each of MMR and SFX;

                  (xv) reviewed the financial forecasts for MMR prepared by senior management of MMR;

                  (xvi) reviewed the financial forecasts for SFX prepared by senior management of SFX;

                  (xvii) reviewed current and historical market prices and trading data of the MMR Class A Shares and the SFX Class A Shares; (xviii) reviewed financial and market data for certain public companies considered comparable to MMR and SFX;

                  (xix) reviewed and analyzed recent mergers and acquisitions of radio broadcast companies it deemed comparable to MMR and SFX;

                  (xx) reviewed and analyzed other information and data regarding specific assets and liabilities of MMR;

                  (xxi) held discussions with legal advisors to MMR and accounting and tax advisors to MMR regarding various legal, accounting and tax issues;

                  (xxii) performed discounted cash flow analyses of MMR and SFX based upon certain assumptions of future performance provided by the managements of MMR and SFX;

                  (xxiii) reviewed historical and projected financial information of stations being acquired by MMR from Liberty Broadcasting;

                  (xxiv) reviewed projected financial information of stations being acquired by SFX from Liberty Broadcasting, Prism, HMW Communications, Inc., Texas Coast Broadcasters, Inc., Chancellor Broadcasting Company, Lewis Broadcasting Corp. and CBS, Inc.;

                  (xxv) evaluated the financial impact on SFX's financial statements of a combination of MMR and SFX;

                  (xxvi)   reviewed the SCMC Termination Agreement;

                  (xxvii) reviewed the Securities Purchase Agreement between MMR and Huff dated March 27, 1995 and the financial terms set forth therein;

                  (xxviii) reviewed the $23 million Loan Agreement between MMR and SFX;

                  (xxix) considered its previous discussion with MMR's auditors, Ernst & Young LLP; and

                  (xxx) performed such other analyses and reviewed such other information as it deemed appropriate.

                  In rendering our opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to us by MMR and SFX and their respective representatives and advisors. With respect to the forecasts regarding MMR and SFX's future financial condition and operating results provided to us as described in clauses (xii), (xiii), (xv) and (xvi) above, we assumed, at the direction of the Independent Committee, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgement of MMR's and SFX's respective managements, subject to certain modifications and adjustments made to the forecasts of both MMR and SFX following discussions with the senior management of both companies. We have assumed, without independent verification, the accuracy of the advice and conclusions of MMR's legal counsel and accountants with respect to accounting and tax matters as provided to Oppenheimer by MMR's management, including without limitation, the treatment of the Transaction as a tax free reorganization for federal income tax purposes and the accounting for the transaction as a purchase. We express no opinion as to what the value of the SFX Class A Common Stock actually will be when issued to holders of the MMR Class A Common Stock pursuant to the Transaction or the price at which the SFX Class A Common Stock will trade subsequent to the Transaction. In addition, we have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of MMR or SFX.

                  Our Opinion is based upon analyses of the foregoing factors in light of our assessment of general economic, financial and market conditions as of the date hereof that can be evaluated by us as of such date.

                  Oppenheimer, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities and private placements. Oppenheimer was a co-manager in the proposed MMR Common Stock offering, which was the subject of the Equity Registration Statement referred to in (iii) above. Oppenheimer has been engaged to render financial advisory services to the Independent Committee of the Board of Directors of MMR in connection with the Transaction and to prepare and deliver this opinion letter, and will receive a fee for its services, the receipt of which was not dependent on the nature of the Opinion rendered. Oppenheimer may actively trade the securities of MMR and SFX for its own account or for the account of its customers and accordingly may at any time hold a long or short position in such securities.

                  Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof the Class A Exchange Ratio is fair, from a financial point of view, to the holders of the Class A Common Stock of MMR (excluding for purposes of such Opinion the Sillerman Group).

                  This Opinion is for the exclusive use of the Independent Committee of the Board of Directors of MMR and other members of the Board of Directors of MMR and may not be relied upon by any other person or entity. It is our understanding that this Opinion will be contained in a Joint Proxy Statement/Prospectus and a Registration Statement of SFX on Form S-4 that will be filed with the Securities and Exchange Commission and distributed to the shareholders of MMR and SFX. Neither this Opinion nor the services provided by Oppenheimer in connection herewith may be publicly disclosed or referred to in any manner by MMR without the prior written approval of Oppenheimer.

                                                Very truly yours,

                                                /s/ Oppenheimer & Co, Inc.

                                                OPPENHEIMER & CO., INC.

                                                                       ANNEX H
                                Furman Selz LLC
                                230 Park Avenue
                           New York, New York 10169


                                                                April 15, 1996



Special Committee of the Board of Directors
SFX Broadcasting, Inc.
150 East 58th Street, 19th Floor
New York, New York 10155

Gentlemen:

         We understand that SFX Broadcasting, Inc. ("SFX" or the "Company") and Sillerman Communications Management Company ("SCMC") propose to enter into a transaction (the "SCMC Transaction") to be effected by a Termination and Assignment Agreement dated April 15, 1996 (the "SCMC Agreement") which has been furnished to us whereby, among other things:

         (i) SCMC will, upon execution and delivery of the SCMC Agreement, assign and transfer to SFX (the "Assignment") all of SCMC's right, title and interest in and to receive any fees pursuant to the SCMC/MMR Agreement (as defined herein) and the SCMC/Triathlon Agreement (as defined herein) by which SCMC provides financial consulting and other services to Multi-Market Radio, Inc. ("MMR") and Triathlon Broadcasting Company ("Triathlon"), respectively;

         (ii) SFX and SCMC will agree that SCMC's business arrangement with SFX pursuant to which it regularly performs financial consulting and other services for SFX in return for the payment of fees for those services by SFX (the "SCMC/SFX Arrangement") shall be terminated and canceled;

         (iii) SCMC will agree that it will not enter into any agreement with any person or entity in the radio broadcasting industry or in any business which uses technology for the audio transmission of information or entertainment which requires SCMC to perform services in the nature of consulting or investment banking;

         (iv) SFX agrees to grant to SCMC a six year warrant to purchase up to 600,000 shares of Class A Common Stock, $.01 par value, of SFX (the "Class A Common Stock") having an exercise price per share of Class A Common Stock equal to the last reported bid price of the Class A Common Stock on the date prior to the announcement of the SCMC Transaction (or, if such date is not a day on which the Class A Common trades, the immediately preceding trading date); and

         (v) SFX agrees to forgive and extinguish the loan payable by SCMC to SFX in the principal amount of $2,000,000, evidenced by that certain promissory note dated January 23, 1995, together with all accrued interest thereon.

         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the Company, of the consideration to be offered by the Company in the SCMC Transaction.

         In connection with rendering our opinion as set forth below, we have, among other things:

         (i) reviewed the SCMC Agreement and the financial terms set forth therein;

         (ii) reviewed the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and 1995 and certain other filings with the Securities and Exchange Commission made by the Company, including proxy statements, Form 8-Ks, the prospectus dated September 30, 1993 relating to the initial public offering of Class A Common Stock, the prospectus dated September 30, 1993 relating to the public offering of 11-3/8% Senior Subordinated Notes of the Company, and the prospectus dated June 28, 1995 relating to the public offering of Class A Common Stock;

         (iii) reviewed MMR's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and 1995 and certain other filings with the Securities and Exchange Commission made by MMR, including proxy statements, Form 8-Ks, the preliminary prospectus dated February 28, 1996 relating to the public offering of Class A Common Stock, $.01 par value, of MMR and the preliminary prospectus dated March 1, 1996 relating to the public offering of Senior Subordinated Notes due 2006 of MMR;

         (iv) reviewed Triathlon's Quarterly Report on Form 10-Q for the period ended December 31, 1995 and certain other filings with the Securities and Exchange Commission made by Triathlon, including Form 8-Ks, the prospectus dated September 7, 1995 relating to the initial public offering of Class A Common Stock, $.01 par value of Triathlon, and the prospectus dated March 4, 1996 relating to the offering of depositary shares of Triathlon;

         (v) reviewed certain other publicly available information concerning the Company and the trading market for the Class A Common Stock;

         (vi) reviewed certain non-public information relating to the Company, including financial forecasts and projections, furnished to us by the Company;

         (vii) reviewed certain publicly available information, including research reports, concerning certain other companies engaged in businesses which we believe to be comparable to the Company and the trading markets for certain of such companies' securities;
         (viii) conducted discussions with certain members of senior management of the Company and SCMC concerning their respective businesses and operations, assets, present condition and future prospects;

         (ix) reviewed certain non-public information related to SCMC, including financial forecasts and projections, furnished to us by the Company and the management of SCMC, including assumptions as to how the operations of SCMC would be managed and the cost of such operations assuming completion of the SCMC Transaction and the incremental compensation cost to SFX of Robert F.X. Sillerman, the Chief Executive Officer of SCMC and Executive Chairman of the Company, as forecast by the compensation committee of the Company, and approved by the Board of Directors of the Company;

         (x) reviewed a schedule, furnished to us by Mr. Sillerman on April 4, 1996, of historical and projected fees paid or payable to SCMC by each of SFX, MMR and Triathlon under the SCMC/SFX Arrangement, the SCMC/MMR Agreement and the SCMC/Triathlon Agreement and conducted discussions with Mr. Sillerman and members of the Special Committee with respect thereto;

         (xi) reviewed the Amended and Restated Employment Agreement, dated April 1, 1995, between SFX and Mr. Sillerman;

         (xii) reviewed the Amended and Restated Financial Consulting Agreement, dated February 1, 1996, by and between SCMC and Triathlon (the "SCMC/Triathlon Agreement") and the Amended and Restated Financial Consulting and Marketing Agreement, dated March 24, 1995, by and between SCMC and MMR (the "SCMC/MMR Agreement");

         (xiii) reviewed the minutes of certain meetings of the Board of Directors of SFX relating to maintaining an Office of the Chairman in New York, New York; and

         (xiv) performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors, as we have deemed in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

         We have assumed that the retention of SCMC to perform the services and receive the fees projected by Mr. Sillerman in his letter of April 4, 1996 under the SCMC/SFX Arrangement, the SCMC/MMR Agreement and the SCMC/Triathlon Agreement would have been confirmed by resolutions of the Boards of Directors of the respective projected payers thereof prior to the rendition of the services by SCMC, thereby creating legally binding obligations to pay such fees to SCMC.

         We have assumed and relied, without independent verification, upon the accuracy and completeness of the information obtained from public sources or provided to us by the Company or SCMC and reviewed by us for purposes of arriving at our opinion, and we have not assumed any responsibility for independent verification of such information or undertaken any obligation to verify such information. In addition, we have assumed that the Company's and SCMC's forecasts and projections furnished to us represent the best current judgment of the Company's and SCMC's management as to the future financial condition and operating results of the Company and SCMC, and the Company's and SCMC's management has informed us that such forecasts and projections have been reasonably prepared based on such current judgment. We have further assumed that Mr. Sillerman's projections as to the fees that would be payable to SCMC by each of SFX, MMR and Triathlon were prepared based upon his good faith, current judgment. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based. Further, following the consummation of the SCMC Transaction, we have assumed that SFX will continue to fulfill the role of SCMC as advisor to MMR and Triathlon, that Mr. Sillerman will continue to fulfill the role at SFX that he performed at SCMC with respect to SFX, MMR and Triathlon, and that Mr. Sillerman's responsibilities as Executive Chairman of SFX will include the fulfillment of duties, in the ordinary course of business, previously performed by SCMC with respect to SFX, MMR and Triathlon.

         In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or SCMC and have not made, obtained or assumed any independent evaluations or appraisals of any such properties and facilities or of the assets or liabilities of the Company or SCMC.

         We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon conditions as they exist and can only be evaluated on the date hereof.

         As you are aware, we have performed various investment banking services for the Company in the past, including acting as a managing underwriter for the Company's initial public offering of Class A Common Stock in September 1993, acting as a managing underwriter in the Company's offering of Class A Common Stock in June 1995, and providing to the Company fairness opinions regarding certain related party transactions, and in each case have received customary fees for such services. In addition, you have requested Furman Selz to provide the Special Committee with opinions as to the fairness, from a financial point of view, to the stockholders of the Company (other than Mr. Sillerman and his affiliates) of the exchange ratio to be offered in a transaction pursuant to an Agreement and Plan of Merger among SFX, SFX Merger Company and MMR (the "MMR Merger") and the fairness to the Company of a fee to be paid by the Company to SCMC (the "SCMC Fee") based upon SCMC's role as financial advisor to SFX in connection with various transactions. Furman Selz will receive a fee for its services to the Special Committee in connection with this opinion and any opinions related to the MUIR Merger and the SCMC Fee pursuant to an engagement letter dated April 11, 1996 entered into between Furman Selz and the Company. In addition, the Company has agreed to reimburse Furman Selz for certain out-of-pocket expenses and to indemnify Furman Selz for certain liabilities arising from the delivery of this opinion. In the ordinary course of our business, we may actively trade in the equity securities of the Company, MMR and Triathlon for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Based upon and subject to the foregoing, as investment bankers, it is our opinion on the date hereof that the consideration to be offered by the Company in the SCMC Transaction is fair, from a financial point of view, to the Company.

         This opinion is for the use and benefit of the Special Committee in its consideration of the SCMC Transaction. We were not requested to opine as to, and this opinion does not in any manner address, SFX's underlying business decision to proceed with or effect the SCMC Transaction, or the relative merits of the SCMC Transaction as compared to any alternative business strategies which might exist for SFX or the effect of any other transaction between SFX and SCMC or any agreements which might be concluded between SFX and SCMC after the date hereof. Moreover, we are expressing no opinion herein as to the prices at which the Class A Common Stock will trade at any time. This opinion may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

                                        Very truly yours,

                                        /s/ Furman Selz LLC

                                        FURMAN SELZ LLC

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in an action by or in the right of the corporation under similar conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which he actually and reasonably incurred in connection therewith.

         SFX's Certificate of Incorporation provides that no director of SFX shall be personally liable to SFX or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to SFX or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

         SFX's By-Laws provide that SFX shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of SFX) by reason of the fact that he is, was or has agreed to become a director or officer of SFX, or is or was serving or has agreed to serve at the request of SFX as a director or officer of another company, partnership, joint venture, trust or other enterprise, against costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of SFX, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of SFX, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         SFX's By-Laws also provide that SFX shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of SFX to procure a judgment in its favor by reason of the fact that he is, was or has agreed to become a director or officer of SFX, or is or was serving at the request of SFX as a director or officer of another company, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection with the defense or settlement of such action or suit and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of SFX and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to SFX unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

         SFX's By-Laws state that, to the extent that a director or officer of SFX shall be successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, he shall be indemnified against all costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith.

         SFX's By-Laws further provide that any indemnification (unless ordered by a court) shall be paid by SFX as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in the By-Laws unless a determination is made that indemnification of the director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in the By-Laws. Such determination shall be made (i) by the Board of Directors of SFX by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

         SFX's By-Laws further require that expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding shall be paid by SFX in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by SFX as authorized in the By-Laws.

         SFX's By-Laws require the Board of Directors of SFX to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of SFX, or is or was serving at the request of SFX as a director or officer of another company, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not SFX would have the power to indemnify him against such liability under the provisions of the By-Laws, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the Board of Directors.

         SFX's By-Laws also provide that the indemnification and advancement of expenses provided by, or granted pursuant to, the By-Laws shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the estate, heirs, executors and administrators of such person.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A.       Exhibits

EXHIBIT
NUMBER            DESCRIPTION

2.1 Amended and Restated Agreement and Plan of Merger, dated as of April 15, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc., including exhibits (incorporated by reference to Exhibit 2.1 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. O-22486) filed with the Commission on May 8,
         1996).

2.2 Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of May 6, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc. (incorporated by reference to
         Exhibit 2.2 to Amendment No. 1 to Form S-4 (Reg. No. 333-06553) of SFX Broadcasting, Inc. filed with the Commission on July 16, 1996).

2.3 Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated as of July 30, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc. (incorporated by reference to
         Exhibit 2.1 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. O-22486)Inc. filed with the Commission on August 8, 1996.)

2.4 Amendment No. 3 to Amended and Restated Agreement and Plan of Merger, dated as of September 30, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K of Multi-Market Radio, Inc. filed with the Commission on October 3, 1996.)

4.1 Warrant Agreement between SFX Broadcasting, Inc. and SCMC (incorporated by reference to Exhibit 10.4 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. O-22486) filed with the Commission on October 3, 1996).

4.2 Form of certificate for shares of Class A Common Stock of SFX (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 (Reg. No. 33-65442) filed with the Commission on September 29, 1993).

*5.1     Opinion of Baker & McKenzie.

*8.1     Opinion of Baker & McKenzie.

*10.1 1996 Stock Option Plan of SFX Broadcasting, Inc. (attached as Annex E to the Joint Proxy Statement/Prospectus filed as part of this Registration Statement).

10.2 Agreement, dated July 26, 1996, among SFX Broadcasting, Inc., Gabriel Capital, L.P. and Ariel Fund Limited (incorporated by reference to
         Exhibit 99.2 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. 0-22486) filed with the Commission on August 8, 1996).

10.3 Agreement, dated July 31, 1996, among SFX Broadcasting, Inc., J. Morton Davis and D.H. Blair Investment Banking Corp. (incorporated by reference to Exhibit 99.3 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. 0-22486) filed with the Commission on
         August 8, 1996).

10.4 Agreement, dated July 26, 1996, among SFX Broadcasting, Inc., Chilton Investment Partners, L.P. and Richard L. Chilton, Jr. (incorporated by reference to Exhibit 99.1 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. 0-22486) filed with the Commission on
         August 8, 1996).

10.5 Asset Exchange Agreement, dated as of September 24, 1996, among WHFS, Inc., Liberty Broadcasting of Maryland Incorporated, SFX
         Broadcasting, Inc. and CBS Inc. (incorporated by reference to
         Exhibit 2.5 to Form 8-K of SFX Broadcasting, Inc. filed with the Commission on October 3, 1996).

10.6 Consent Agreement, dated May 17, 1996, by and among The Huff Alternative Income Fund, L.P., Multi-Market Radio, Inc. and SFX Broadcasting, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K of Multi-Market Radio, Inc. filed with the Commission on September 11, 1996).

*23.1    Consent of Baker & McKenzie (included in Exhibit 5.1).

*23.2    Consent of Furman Selz LLC.

*23.3    Consent of Oppenheimer & Co., Inc.

*23.4    Consent of Ernst & Young LLP.

*23.5    Consent of KPMG Peat Marwick LLP.

*23.6    Consent of Deloitte & Touche LLP.

*23.7    Consent of Cheely Burcham Edding Rokenbrod & Carroll.

*23.8    Consent of Coopers & Lybrand L.L.P. with respect to HMW
         Communications, Inc.

*23.9 Consent of Coopers & Lybrand L.L.P. with respect to Liberty Broadcasting, Inc.

*23.10   Consent of Thomas P. Benson

*23.11   Consent of Edward F. Dugan.

*23.12   Consent of Michael G. Ferrel.

 24      Powers of Attorney -- Included on page II-7.

*99.1    Form of proxy for SFX Stockholders.

*99.2    Form of proxy for MMR Stockholders.

 B.      Financial Statements Schedules.

         NONE

 C.      Reports, Opinions and Appraisals.

*99.3 Opinion of Furman Selz as to the fairness of the consideration to be received by the stockholders of SFX (attached as Annex F to the Joint Proxy Statement/Prospectus filed as a part of this Registration Statement).

*99.4 Opinion of Oppenheimer & Co., Inc. as to the fairness of the consideration to be received by the stockholders of MMR (attached as Annex G to the Joint Proxy Statement/Prospectus filed as a part of this Registration Statement).

*99.5 Opinion of Furman Selz as to the fairness of the consideration to be received by SCMC pursuant to the SCMC Termination Agreement (attached as Annex H to the Joint Proxy Statement/Prospectus filed as part of this Registration Statement).

-------------
* filed herewith

ITEM 22. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)             (1) The undersigned Registrant hereby undertakes as follows:
                  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

 (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (e) The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  (f)    The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

 (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of October, 1996.

                            SFX BROADCASTING, INC.

                            By:   /s/  Robert F.X. Sillerman
                            ROBERT F.X. SILLERMAN,
                             Chairman of the Board
                             and Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature to this Registration Statement appears below hereby appoints Richard A. Liese or Kraig
G. Fox as his attorney-in-fact to sign on his behalf, individually and in the capacities stated below, and to file any and all amendments and post-effective amendments to this Registration Statement, which amendment or amendments may make such changes and additions as such attorney-in-fact may deem necessary or appropriate.

               Signature                                  Title                                   Date
                                          Chairman of the Board of Directors,
         /s/ Robert F.X. Sillerman        Chief Executive Officer and Director               October 2, 1996
             Robert F.X. Sillerman        (principal executive officer)

                                          Executive Vice President, Treasurer,
         /s/ D. Geoffrey Armstrong        Chief Financial Officer and Director               October 2, 1996
             D. Geoffrey Armstrong        (principal financial and accounting
                                          officer)

         /s/ Howard J. Tytel              Executive Vice President,
             Howard J. Tytel              Secretary and Director                             October 2, 1996

         /s/ James F. O'Grady, Jr.        Director
             James F. O'Grady, Jr.                                                           October 2, 1996

         /s/ Paul Kramer                  Director
             Paul Kramer                                                                     October 2, 1996

         /s/ Richard A. Liese             Director
             Richard A. Liese                                                               October 2, 1996

                                EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION                                             PAGE

2.1 Amended and Restated Agreement and Plan of Merger, dated as of April 15, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc., including exhibits (incorporated by reference to Exhibit 2.1 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. O-22486) filed with the Commission on May 8,
         1996).

2.2 Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of May 6, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc. (incorporated by reference to
         Exhibit 2.2 to Amendment No. 1 to Form S-4 (Reg. No. 333-06553) of SFX Broadcasting, Inc. filed with the Commission on July 16, 1996).

2.3 Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated as of July 30, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc. (incorporated by reference to
         Exhibit 2.1 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. O-22486) filed with the Commission on August 8, 1996.)

2.4 Amendment No. 3 to Amended and Restated Agreement and Plan of Merger, dated as of September 30, 1996, among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K of Multi-Market Radio, Inc. filed with the Commission on October 3, 1996.)

4.1 Warrant Agreement between SFX Broadcasting, Inc. and SCMC (incorporated by reference to Exhibit 10.4 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. O-22486) filed with the Commission on October 3, 1996).

4.2 Form of certificate for shares of Class A Common Stock of SFX (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement on Form S-1 (Reg. No. 33-65442) filed with the Commission on September 29, 1993).

*5.1     Opinion of Baker & McKenzie.

*8.1     Opinion of Baker & McKenzie.

*10.1 1996 Stock Option Plan of SFX Broadcasting, Inc. (attached as Annex E to the Joint Proxy Statement/Prospectus filed as part of this Registration Statement).

10.2 Agreement, dated July 26, 1996, among SFX Broadcasting, Inc., Gabriel Capital, L.P. and Ariel Fund Limited (incorporated by reference to
         Exhibit 99.2 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. 0-22486) filed with the Commission on August 8, 1996).

10.3 Agreement, dated July 31, 1996, among SFX Broadcasting, Inc., J. Morton Davis and D.H. Blair Investment Banking Corp. (incorporated by reference to Exhibit 99.3 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. 0-22486) filed with the Commission on August 8,
         1996).

10.4 Agreement, dated July 26, 1996, among SFX Broadcasting, Inc., Chilton Investment Partners, L.P. and Richard L. Chilton, Jr. (incorporated by reference to Exhibit 99.1 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. 0-22486) filed with the Commission on
         August 8, 1996).

10.5 Asset Exchange Agreement, dated as of September 24, 1996, among WHFS, Inc., Liberty Broadcasting of Maryland Incorporated, SFX
         Broadcasting, Inc. and CBS Inc. (incorporated by reference to
         Exhibit 2.5 to Form 8-K of SFX Broadcasting, Inc. (Commission File No. 0-22486) filed with the Commission on October 3, 1996).

10.6 Consent Agreement, dated May 17, 1996, by and among The Huff Alternative Income Fund, L.P., Multi-Market Radio, Inc. and SFX Broadcasting, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K of Multi-Market Radio, Inc. filed with the Commission on September 11, 1996).

*23.1    Consent of Baker & McKenzie (included in Exhibit 5.1).

*23.2    Consent of Furman Selz LLC.

*23.3    Consent of Oppenheimer & Co., Inc.

*23.4    Consent of Ernst & Young LLP.

*23.5    Consent of KPMG Peat Marwick LLP.

*23.6    Consent of Deloitte & Touche LLP.

*23.7    Consent of Cheely Burcham Edding Rokenbrod & Carroll.

*23.8    Consent of Coopers & Lybrand L.L.P. with respect to HMW
         Communications, Inc.

*23.9 Consent of Coopers & Lybrand L.L.P. with respect to Liberty Broadcasting, Inc.

*23.10   Consent of Thomas P. Benson

*23.11   Consent of Edward F. Dugan.

*23.12   Consent of Michael G. Ferrel.

 24      Powers of Attorney -- Included on page II-7.

*99.1    Form of proxy for SFX Stockholders.

*99.2    Form of proxy for MMR Stockholders.

 B.      Financial Statements Schedules.

         NONE

 C.      Reports, Opinions and Appraisals.

*99.3 Opinion of Furman Selz as to the fairness of the consideration to be received by the stockholders of SFX (attached as Annex F to the Joint Proxy Statement/Prospectus filed as a part of this Registration Statement).

*99.4 Opinion of Oppenheimer & Co., Inc. as to the fairness of the consideration to be received by the stockholders of MMR (attached as Annex G to the Joint Proxy Statement/Prospectus filed as a part of this Registration Statement).

*99.5 Opinion of Furman Selz as to the fairness of the consideration to be received by SCMC pursuant to the SCMC Termination Agreement (attached as Annex H to the Joint Proxy Statement/Prospectus filed as part of this Registration Statement).

-------------
* filed herewith